AGL

Tel: 612 9921 2999
Fax: 612 9921 2552

AGL
72 Christie Street
St Leonards
NSW 2065

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards
NSW 2065
www.agl.com.au

7 March 2006

BY COURIER

Attention: Mr Michael Coco
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street NW
WASHINGTON DC 20549
(Contact Tel: 202.628.4222)

Dear Sir

THE AUSTRALIAN GAS LIGHT COMPANY
12g3-2(b) INFORMATION
FILE NO. 82-4797

I enclose information which The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +61 2 9921 2349.

Yours faithfully

Jane McAloon
Group Manager Corporate & External Services
& Company Secretary

Encl.

Issues Raised and Reported to the ASX

Period 1 February 2006 to 28 February 2006 (inclusive)

Date	Name of Document
3 February 2006	ASX Statement
9 February 2006	First PNG gas sales to NRG Flinders
13 February 2006	AGL releases demerger Scheme Booklet
13 February 2006	Scheme Booklet Overview
13 February 2006	Scheme Booklet Detailed Information
13 February 2006	Scheme Booklet Attachments
13 February 2006	Scheme Booklet Analyst Presentation
17 February 2006	AGL achieves financial close on PNG equity
21 February 2006	ASX Statement
21 February 2006	ASX Statement
22 February 2006	ASX Statement
23 February 2006	ASX Update
24 February 2006	ASX Update - No formal proposal received
28 February 2006	Half Year Results Media Release
28 February 2006	Appendix 4D - Half Year Report
28 February 2006	Half Year Financial Results Presentation

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/02/2006

TIME: 11:18:20

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Demerger Proposal Update

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

The Australian Gas Light Company
ABN 95 052 167 405

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

February 3, 2006

ASX Statement

Referring to recent media reports, The Australian Gas Light Company (AGL) today confirmed that the AGL Board received an unsolicited, incomplete, conditional proposal from Alinta in late November 2005.

This followed the earlier announcement of AGL in October 2005 to demerge the Company into an infrastructure business and an energy/retail business to create longer term value for Shareholders. At that time the Board had also considered a range of alternative structures.

The Board considered Alinta's conditional proposal and saw no reason to change its view that the demerger represented the best longer term proposal for AGL Shareholders.

Full details of the demerger proposal will be released shortly in the demerger booklet which will be sent to all Shareholders for their consideration. Shareholders will vote on the demerger proposal at a Shareholders' meeting scheduled for late March 2006.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

ASX
AUSTRALIAN STOCK EXCHANGE

RECEIVED
2006 MAR 15 P 12:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 09/02/2006

TIME: 12:34:54

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

First PNG Gas Sales to NRG Flinders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

The NRG Flinders gas contract is managed by the Merchant Energy business which will become part of AGL Energy if the proposed demerger of AGL is approved by AGL Shareholders in March 2006.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/02/2006

TIME: 09:14:11

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL release demerger Scheme Booklet

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

February 13, 2006

AGL releases demerger Scheme Booklet

The Australian Gas Light Company (AGL) today announced the structure, strategic direction and outlook for the two new companies[1], AGL Infrastructure and AGL Energy, that would result from its proposed demerger including forecasts of increased dividends and an outline of growth prospects.

The demerger Scheme Booklet was lodged with the Australian Stock Exchange and the Australian Securities and Investments Commission today and received Federal Court approval on Friday February 10, 2006.

AGL Chairman Mark Johnson said: "AGL's Board believes the demerger proposal is the best strategy for delivering longer-term value to AGL Shareholders. Separating the energy business from the infrastructure business will allow each company to focus on its own strategies and on the core tasks for success providing a clearer investment choice for Shareholders.

"AGL Energy will focus on growth in earnings per share and total shareholder returns. It will have the funding capacity to invest in both retail and power generation assets in its core markets of Victoria, South Australia, NSW and Queensland.

"AGL Infrastructure will derive most of its earnings from regulated tariffs that are paid by users of networks and pipelines and will focus on cash flow growth and the payment of franked dividends. AGL Infrastructure has growth opportunities such as the PNG Australian Pipeline Project and Agility, a provider of asset management services to the Australian energy and water infrastructure sector", Mr Johnson added.

Directors' Recommendation

AGL's Directors unanimously recommend that Shareholders vote in favour of the demerger. Directors have indicated in the Scheme Booklet that they will vote all shares held or controlled by them in favour of the demerger.

Independent expert Grant Samuel has also concluded the proposed demerger is in the best interests of AGL Shareholders.

AGL Shareholders will vote on the proposed demerger at General and Scheme Meetings in Sydney on 27 March 2006.

[1] See Attachment A for further details on AGL Energy and AGL Infrastructure

Dividend Outlook

The Scheme Booklet outlines increased dividends for AGL Shareholders as shown below. AGL Shareholders, who continue to hold shares in both AGL Infrastructure and AGL Energy following the implementation of the demerger, are expected to receive combined dividends of 66 cents per share for the 2006 financial year. This includes an anticipated 31 cents per share interim dividend from the current AGL for the six months to December 2005. The forecast total dividend will increase to 77.5 cents per share in 2007.

"These forecast dividends are consistent with the Board's view that the two companies should achieve better outcomes for their owners than can be achieved from a single company seeking to meet a wider range of objectives," Mr Johnson said.

Payment by	2005 Dividend per share (cents) AGL actual	2006 Dividend per share (cents) AGL previous guidance	2006 Dividend per share (cents) Anticipated following Demerger	2007 Dividend per share (cents) Anticipated following Demerger
AGL	63.0 [1]	63.0	31.0 [2]	
AGL Energy [3]			18.5 [4]	41.5 [5]
AGL Infrastructure [3]			16.5 [4]	36.0 [5]
Total	63.0	63.0	66.0 [6]	77.5 [6]
Franking	95%	100%	100%	100%

1. Comprising an interim dividend of 31 cps (franked to 28 cps - 90.32%) paid on 24 March 2005 and a final dividend of 32 cps (fully franked) paid on 23 September 2005. In relation to the 2005 financial year, AGL Shareholders also received a special divided of 30 cps on 24 March 2005 and a capital return of 50 cps on 29 April 2005 as part of AGL's capital management program.
2. Anticipated to be a fully franked interim dividend relating to the 31 December 2005 half year results, payable in March 2006.
3. *Midpoint of the anticipated dividend outlook range contained in Section 1 of the Scheme Booklet.*
4. Anticipated payment date of September 2006.
5. Anticipated to comprise an interim dividend paid in March 2007 and a final dividend paid in September 2007.
6. Total for AGL Shareholders who retain both their AGL Infrastructure Shares and AGL Energy Shares at the time of entitlement to both the interim and final dividends.

AGL Energy and AGL Infrastructure post demerger

Following the demerger, AGL Energy will:

- be one of Australia's largest energy companies with the largest retail energy and dual fuel (electricity and gas) customer base in the key south-eastern Australian markets;
- own a substantial portfolio of wholesale energy contracts and assets to support its retail customer base;
- have identified development projects that will provide growth opportunities; and
- be expected to deliver high cash flow and future dividend growth for Shareholders.

Following the demerger, AGL Infrastructure will:

- be one of Australia's largest listed energy infrastructure companies specialising in the ownership, management and operation of energy infrastructure;
- consist of regulated energy distribution networks, investments in gas transmission pipelines, contracted electricity generation plants and an asset management and services business, Agility; and
- have an identified business growth path through organic growth of the network businesses, future investment in the PNG Australian gas pipeline and Agility.

New Director for AGL Infrastructure[2]

Chairman-elect of AGL Infrastructure Graham Reaney also announced today that Jeremy Maycock, currently Chairman of Cement Australia and Managing Director of the Hastie Group, would join the Board of AGL Infrastructure. Following his appointment, the Board will comprise Mr Reaney as Chairman, Sir Ron Brierley, Charles Allen, Jeremy Maycock and Greg Hayes, Managing Director.

Mr Maycock has almost 30 years experience as a director and executive with manufacturing and resources companies. He has most recently worked as Senior Vice President Australasia/Pacific for Holcim Limited, a world leading heavy construction material company headquartered in and listed on the Swiss Stock Exchange. He was the Managing Director of Milburn New Zealand Limited, one of two major cement manufacturers. He has also held sales and commercial manager positions with the Shell Group in the UK and New Zealand and Tait Electronics in both New Zealand and the USA. He holds formal qualifications in engineering. His appointment will commence after the effective date of the demerger in April 2006.

Additional new directors for AGL Energy and AGL Infrastructure continue to be sought as part of the Board renewal process.

Remuneration disclosures

The Scheme Booklet details the employment contracts and remuneration arrangements for Paul Anthony and Greg Hayes, the Managing Directors of AGL Energy and AGL Infrastructure respectively.[3]

Also disclosed are the accrued statutory entitlements and termination payment for departing Managing Director, Greg Martin. Mr Martin who has spent 25 years with AGL, the last five as Managing Director, will receive a termination payment of $1.9 million plus accrued annual leave and long service leave of $1.56 million, as well as 149,381 share rights previously approved by Shareholders under the long term incentive scheme.[4]

Demerger process

If the proposed demerger is approved by AGL Shareholders, AGL will:

- undertake an internal restructure to establish AGL Energy as the holding company for the retail and merchant energy business;
- undertake a capital reduction of $3.00 per share;
- apply the capital reduction amount on behalf of Shareholders to the purchase of shares in AGL Energy. Each AGL Shareholder will receive one AGL Energy share for every AGL share they hold (with the exception of ineligible overseas

[2] See earlier release *AGL Announces CEO and Board appointments for demerged companies*, 20 January 2006.
[3] Further details of Mr Anthony's and Mr Hayes' contracts are attached to the end of this release
[4] Further details of Mr Martin's payment are attached to the end of this release.

Shareholders who will receive the net cash proceeds of sale of their entitlement to AGL Energy shares);

- retain the infrastructure and services business in AGL which will be renamed AGL Infrastructure Limited; and
- apply to the Australian Stock Exchange for AGL Energy to be separately listed.

Demerger Timetable[5]

General Meeting	Monday 27 March 2006
Scheme Meeting	Monday 27 March 2006
Court Hearing for demerger approval	Thursday 30 March 2006
Demerger becomes legally effective (effective date)	Friday 31 March 2006
Economic Separation Date	Friday 31 March 2006
AGL Infrastructure Shares commence trading	Monday 3 April 2006
AGL Energy Shares commence trading	Monday 3 April 2006
Demerger Date – Capital Reduction and transfer of AGL Energy shares to Participating shareholders	Thursday 13 April 2006

The Scheme Booklet is available at www.agl.com.au and will shortly be sent to all AGL Shareholders for consideration at the Scheme and General Meetings.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

A dial-in media teleconference will be held on Monday 13 February at 10.30am.

This will be followed by a dial-in analyst teleconference and webcast at 11.30am.

Media dial in at 10.30am:	**1800 268 165**
Analyst dial in at 11.30am:	**1800 268 195** **+ 61 3 8414 5166 (international)**

[5] For more details of demerger timetable please refer to page 5 of Scheme Booklet

ATTACHMENT A

The demerger proposal

If approved, the demerger will result in two listed companies. AGL, which is currently listed, will be renamed AGL Infrastructure Limited (subject to Shareholder approval) and will own AGL's infrastructure and services business. AGL Energy is currently a subsidiary of AGL and will become a separately listed company when the demerger is implemented. It will own AGL's energy business. If the demerger proceeds, Shareholders will receive (with the exception of ineligible overseas Shareholders who will receive the net cash proceeds of sale of their entitlement to AGL Energy shares), one share in AGL Energy for each AGL share held. As AGL will change its name to AGL Infrastructure, AGL shares held by Shareholders will constitute their holding of AGL Infrastructure shares. Shareholders will not be required to contribute any cash as part of the demerger.


Before the Demerger
AGL Shareholders
1 AGLShare
AGL
Energy
Retail
Wholesale Electricity
Wholesale Gas
Infrastructure
Gas Distribution Networks
Electricity Distribution Networks
Gas Transmission Pipelines
Contracted Power Generation
Agility
After the Demerger
AGL Shareholders
1 AGL Energy Share
1 AGL Infrastructure Share
AGL Energy
Retail
Wholesale Electricity
Wholesale Gas
AGL Infrastructure
Gas Distribution Networks
Electricity Distribution Networks
Gas Transmission Pipelines
Contracted Power Generation
Agility

AGL Energy


AGL ENERGY
Retail
Wholesale Electricity
Wholesale Gas
Businesses and assets
Australia's largest energy retailer and supplier of gas and electricity
ActewAGL retail business (50%)
Elgas (50%)
Wholesale electricity contract portfolio
Gas-fired power generation
Renewable power generation
Loy Yang Power (32.5%)
Wholesale gas contract portfolio
PNG Upstream Gas Project (10%)
Sydney CSM Project (50%)
LPG production
Development and growth
Organic growth
New markets
Gas-fired power generation
Renewable power generation – hydro and wind
PNG Upstream Gas Project
Sydney CSM Project

AGL Infrastructure

AGL INFRASTRUCTURE

	Gas Distribution Networks	Electricity Distribution Networks	Gas Transmission Pipelines	Contracted Power Generation	Agility
Businesses and assets	NSW Gas Network ActewAGL gas network (50%) Gas Valpo, Chile	Victorian Electricity Network ActewAGL electricity network (50%)	Australian Pipeline Trust (30%)	Wind powered generation Gas-fired power generation	Infrastructure services: Construction, operation and maintenance
Development and growth	Organic growth	Organic growth	PNG Australian Pipeline Project (50%)* Organic growth	Wind powered generation	Third party services

ATTACHMENT B

REMUNERATION DISCLOSURES

Incoming Chief Executive Officer and Managing Director, AGL Energy
Paul Anthony[6]

Mr Anthony, an experienced international energy executive, has been appointed as Chief Executive Officer and Managing Director of AGL Energy effective upon implementation of the AGL demerger in April.

Under the terms of his contract, Mr Anthony will receive annual total fixed remuneration (TFR) of $1.3 million per year (subject to annual review) as well as an annual short-term cash incentive of up to 120 per cent of his TFR subject to the satisfaction of key performance indicators as follows:

- 40 per cent of TFR where performance indicators are satisfied at threshold level
- 60 per cent of TFR where performance indicators are satisfied at target level
- 120 per cent of TFR where performance indicators are satisfied at stretch level

Mr Anthony will also receive a sign-on entitlement of approximately $1.5 million represented by the grant of 88,183 share rights under the AGL Energy Long Term Incentive Plan and the value of 88,183 AGL Infrastructure shares determined after the implementation of the AGL demerger. This is structured to reflect a position where Mr Anthony held 88,183 AGL shares before the demerger. Mr Anthony can elect to take the AGL Infrastructure component in cash or reinvest that cash in AGL Energy shares. The sign-on entitlement vests over three years in equal tranches.

Mr Anthony will also participate in AGL Energy's Long Term Incentive Scheme. On his appointment as Managing Director, and in respect of the first year of his appointment, Mr Anthony will be granted a number of Share Performance Rights (SPR) equal in value to three times the base SPR Quantity of $2.86 million. For each of the next two subsequent years, Mr Anthony will be entitled to receive the same annual grant of $2.86 million. The vesting of these rights will be subject to the satisfaction of applicable performance conditions. The aggregate number of SPRs to be granted over the first three years, will vest in 25 per cent increments over four years from the second anniversary of his commencement date.

Incoming Chief Executive Officer and Managing Director, AGL Infrastructure
Greg Hayes[7]

Mr Hayes, currently AGL's Chief Financial Officer, has been appointed as the Chief Executive Officer and Managing Director of AGL Infrastructure. Under the terms of his contract, Mr Hayes will receive annual total fixed remuneration (TFR) of $1 million (subject to annual review) as well as an annual short term incentive of up to 100 per cent of TFR subject to the satisfaction of key performance indicators as follows:

- 30 per cent of TFR where performance indicators are satisfied at threshold level
- 50 per cent of TFR where performance indicators are satisfied at target level
- 100 per cent of TFR where performance indicators are satisfied at stretch level

[6] Refer to the Scheme Booklet for further details
[7] Refer to the Scheme Booklet for further details

Mr Hayes will also participate in AGL Infrastructure's Long Term Incentive Scheme. On his appointment, and in respect of his first year of appointment, he will receive 600,000 Participating Performance Rights (PPR) in AGL Infrastructure. For each of the second and third years of Mr Hayes' appointment, he will be entitled to an annual grant of 200,000 PPRs.

The vesting of these rights will be subject to the satisfaction of applicable performance conditions on the expiration of three years from the grant of the rights.

Departing Managing Director and Chief Executive Officer, AGL
Greg Martin[8]

By agreement, Greg Martin's appointment as Managing Director and Chief Executive Officer of AGL terminates at the end of February 2006. He will remain with the Company until the demerger is effective.

Payments
Mr Martin will be entitled to a termination payment of $1.90 million, $1.56 million in respect of annual leave and long service leave entitlements and other amounts or benefits due on the termination of his employment in accordance with legal requirements, including a pro rata payment under AGL's short term incentive plan. The maximum annual amount payable to Mr Martin under the short term incentive plan rules is 100% of his current total fixed remuneration.

Long Term Incentive Shares
The AGL Board has exercised its discretion to vest 149,381 rights held by Mr Martin to acquire AGL Shares that were granted to Mr Martin in 2003, 2004 and 2005 with AGL Shareholder approval. Accordingly, on his retirement 149,381 AGL Shares will be transferred or issued to Mr Martin.

Superannuation
Mr Martin's superannuation entitlements accrued over his 25 years of employment with AGL are approximately $3.8 million.

Shares acquired between 1996-2001
Upon the repayment of all outstanding loans under the AGL Management Share Plan and the AGL Share Loan Plan, the 25,500 AGL Shares and 385,500 AGL Shares acquired by or on behalf of Mr Martin under the AGL Management Share Plan and the AGL Share Loan Plan respectively between 1996 and 2001 will be freed from any restriction on transfer imposed by those Plans and will vest absolutely in Mr Martin.

Mr Martin will repay his AGL Management Share Plan Loan on or prior to his retirement and will repay his AGL Share Loan Plan Loan within 12 months following his retirement.

[8] Refer to the Scheme Booklet for further details

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 13/02/2006

TIME: 09:15:45

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Scheme Booklet Overview

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



demerger.



AGL Demerger
of AGL Energy Limited
Demerger Booklet
The Australian Gas Light Company

The Australian Gas Light Company ABN 95 052 167 405

THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR ATTENTION

You should become familiar with the contents of this Booklet prior to deciding whether or not to vote in favour of the Demerger Proposal. If you are in any doubt as to how to deal with this Booklet, please consult your legal or financial advisor. If you have sold all of your AGL Shares, please ignore this Booklet.

The demerger of AGL Energy Limited is to be effected by a scheme of arrangement between AGL and AGL Shareholders and a reduction in the capital of AGL. **The AGL Directors unanimously recommend that you vote in favour of each of the resolutions required to implement the Demerger Proposal.**

This document is neither an offer to sell nor a solicitation of an offer to buy securities, as those terms are defined under the US Securities Act of 1933, as amended.

2
Chairman's Letter


H

4
Overview



5
Key Dates



6
The Demerger Proposal



Contents

CHAIRMAN'S LETTER 2

OVERVIEW 4

Key Dates 5

The Demerger Proposal 6

Frequently Asked Questions 11

Important Information 14

DETAILED INFORMATION SECTIONS 18

1. AGL Energy and AGL Infrastructure – Key Strengths, Business Strategy and Outlook 19
2. Benefits, Disadvantages and Risks of the Demerger Proposal 27
3. Overview of the Australian Energy Industry 31
4. Information on AGL Energy After the Demerger 43
5. Financial Information on AGL Energy After the Demerger 62
6. Information on AGL Infrastructure After the Demerger 77
7. Financial Information on AGL Infrastructure After the Demerger 98
8. Governance and other Board matters 118
9. Share and Incentive Plans 122
10. Structural Aspects of the Demerger Proposal 132
11. Taxation Implications 140
12. Additional Statutory Information 144
13. Scheme of Arrangement 161
14. Deed Poll 169
15. Notices of Meeting 173
16. Glossary 179

ATTACHMENT A – INVESTIGATING ACCOUNTANT'S REPORT 186

ATTACHMENT B – INDEPENDENT EXPERT'S REPORT 258

ATTACHMENT C – VALUATION REVIEW REPORT 326

DIRECTORY 339

11 Frequently Asked Questions

14 Important Information

18 Detailed Information Sections

186 Attachments



AGL







Chairman's Letter

13 February 2006

Dear Shareholders,

Your Board wishes to put to you a proposal to demerge AGL into two separate companies, to be known as AGL Energy and AGL Infrastructure. The intended assets and activities of each company are shown in Figure 1 on page 6 and this document contains important information on the proposal.

Reasons for Demerger

For some time we have been considering how to optimise AGL's assets and capital structure to create value in the most tax-effective way for Shareholders. The Demerger Proposal is based on three particularly important factors: market valuations, business focus and industry opportunities.

Over the last several years, stock markets have increasingly used different approaches in valuing energy companies compared to infrastructure companies. Investors look for different growth paths in earnings and for different levels of distributions from each, and capital structures have been changed to reflect these requirements.

AGL's energy and infrastructure businesses are currently in one company, which blends results from two different businesses. Although this gives AGL strength and diversification it does not give it the most efficient financial structure nor, in our opinion, does it provide the best structure for business focus and effective management.

Separating the energy business from the infrastructure business will allow each company to focus on its own strategies and on the core tasks for success and provide a clearer investment choice. The skills required to manage the energy business successfully in a highly competitive environment are increasingly different from those required for an infrastructure business.

We think this emphasis on focus is timely, as there are several identified growth and development opportunities for the two companies. A number of the energy markets in which AGL operates will be rationalised as a national energy market emerges, and there will be further development opportunities as the need for new reliable energy supplies emerge from behind the present industry patchwork.

Your Board considers that the two companies should achieve better outcomes for their owners than can be achieved from a single company seeking to meet a wider range of objectives.

AGL Energy

AGL Energy will participate in a dynamic and competitive retail market. It will be Australia's largest energy retailer with over 2.8 million customer accounts and will continue to pursue an integration strategy between retail and power generation. The acquisition of Southern Hydro has enhanced its electricity generation portfolio and there will be other natural growth opportunities. The participation of AGL Energy in the PNG Upstream Gas Project is an important part of AGL Energy's strategy to develop and acquire upstream gas and power generation assets. The mix of AGL's generation portfolio across base load, intermediate and peaking plants will contribute to its ongoing competitiveness and growth.

AGL Energy will focus on growth in earnings per share and total shareholder returns. It will have the funding capacity to invest in both retail and power generation assets in its core markets of Victoria, Queensland, NSW and South Australia.

AGL Energy will be led by Paul Anthony. He has deep commercial expertise gained in a distinguished career with leading energy and industrial companies in Europe and Australasia. Pages 53 – 56 provide further details of the AGL Energy Board and Paul Anthony.

AGL Infrastructure

AGL Infrastructure will derive most of its earnings from regulated tariffs that are paid by users of networks and pipelines in which it has an interest. In addition to these stable earnings and cash flows, AGL Infrastructure has clear growth opportunities through organic growth of its networks, its participation in the PNG Australian Pipeline Project and its ownership of Agility, a provider of asset management services to the Australian infrastructure sector.

AGL Infrastructure will focus on cash flow growth and the payment of franked dividends.

AGL Infrastructure will be led by Greg Hayes. He knows the business intimately and has most recently played a key role in driving the demerger process in his role as AGL's Chief Financial Officer. Pages 89 – 92 provide further details of the AGL Infrastructure Board and Greg Hayes.

Taxation

Section 11 contains details of the taxation consequences of the Demerger for Australian resident taxpayers who hold their AGL Shares on capital account for tax purposes. In summary the Demerger should not give rise to adverse tax consequences for these Australian resident Shareholders. The ATO has issued a Class Ruling (CR 2006/5) confirming this. However, Shareholders should seek their own specific taxation advice for their particular circumstances.

Independent Expert's opinion

The Independent Expert, Grant Samuel, has concluded that the Demerger is in the best interests of Shareholders and that Shareholders are likely to be ultimately better off if the Demerger is implemented than if it is not. In addition, Grant Samuel has concluded that existing AGL creditors will not be materially prejudiced by the Capital Reduction.

Directors' recommendation

The Directors unanimously recommend that Shareholders vote in favour of the Demerger. They intend to do so with shareholdings they own or control.

Next steps

Please read this document. It contains important information for all Shareholders and tells you what you need to do to vote on this proposal. You can vote in person or by proxy.

The proposal involves a number of important dates which are highlighted on page 5:

- 11:00am on Saturday, 25 March 2006 – this is the time by which proxy forms for the Shareholder meetings must be returned;
- 10:00am on Monday, 27 March 2006 – this is the time when the Shareholder meetings for the proposal commence, to be held at City Recital Hall, Angel Place, Sydney; and
- Monday, 3 April 2006 – if the Demerger is approved by Shareholders and the Federal Court of Australia, it is anticipated that shares in AGL Energy and AGL Infrastructure will commence separate trading on ASX on this date.

Further information about voting and the meetings to be held is set out in the Frequently Asked Questions on pages 11 – 13 and the Notices of Meeting in Section 15.

Yours sincerely

Mark Johnson
Chairman

Overview

Key Dates
The Demerger Proposal
Frequently Asked Questions
Important Information






Key Dates

Event	Time and date
Time and date by which you must lodge the proxy form for the General Meeting and the Scheme Meeting if you wish to vote by proxy at the Meetings	11:00am on Saturday, 25 March 2006
Time and date for determining eligibility to vote at the General Meeting and Scheme Meeting	11:00am on Saturday, 25 March 2006
General Meeting	**10:00am on Monday, 27 March 2006**
Scheme Meeting	**10:30am on Monday, 27 March 2006** (or as soon thereafter as the General Meeting has concluded or has been adjourned)

The times and dates below are indicative only and AGL has the right to vary any or all of these dates and times without notifying AGL Shareholders. Certain dates are conditional on the approval of those dates by ASX and the Court.

Event	Time and date
Court hearing for approval of the Demerger Scheme	Thursday, 30 March 2006
Effective Date – the date the Demerger Scheme becomes legally effective	Friday, 31 March 2006
Last day AGL Shares trade on ASX with an entitlement to participate in the Demerger Scheme	Friday, 31 March 2006
Economic Separation Date	Midnight on Friday, 31 March 2006
AGL Infrastructure Shares commence trading on ASX under the code "AIQ" and without an entitlement to AGL Energy Shares	**Monday, 3 April 2006**
AGL Energy Shares commence trading on ASX under the code "AGK" on a deferred settlement basis	**Monday, 3 April 2006**
Record Date – time and date for determining entitlements to AGL Energy Shares	7:00pm on Friday, 7 April 2006
Demerger Date – Capital Reduction and transfer of AGL Energy Shares to Participating Shareholders	Thursday, 13 April 2006
Dispatch of transaction confirmation statements for AGL Energy Shares and last day of deferred settlement trading for AGL Energy Shares	Tuesday, 18 April 2006
Normal trading of AGL Energy Shares commences	Wednesday, 19 April 2006
Settlement of all deferred settlement trades of AGL Energy Shares	Monday, 24 April 2006
Latest day for dispatch of payment to Ineligible Overseas Shareholders	Tuesday, 30 May 2006

If you have any questions about the Demerger Proposal, please call the AGL Demerger Information Line on 1800 824 522 (within Australia only) or +61 2 8280 7012 (International) between 9:00am and 5:00pm (Sydney time) Monday to Friday.

The Demerger Proposal

If implemented, the Demerger will result in two listed companies. AGL, which is currently listed, will be renamed AGL Infrastructure and will own AGL's infrastructure and services business which is described in Section 6. AGL Energy is currently a subsidiary of AGL and will become a separate listed company when the Demerger is implemented. It will own AGL's energy business which is described in Section 4.

If the Demerger proceeds, you will (unless you are an Ineligible Overseas Shareholder) receive one share in AGL Energy for each AGL Share you hold on the Record Date. As AGL will change its name to AGL Infrastructure, the AGL Shares that you hold will constitute your holding of AGL Infrastructure Shares. This is indicated in Figure 1. You will not be required to contribute any cash as part of the Demerger.

If you are an Ineligible Overseas Shareholder, you will hold one share in AGL Infrastructure for each AGL Share you hold on the Record Date and you will receive the net proceeds of sale of the AGL Energy Shares that you would otherwise have been entitled to under the Demerger Scheme.

Figure 1 **Impact of Demerger on shareholdings**


Before the Demerger
AGL Shareholders
1 AGL Share
AGL
Energy
Retail
Wholesale Electricity
Wholesale Gas
Infrastructure
Gas Distribution Networks
Electricity Distribution Networks
Gas Transmission Pipelines
Contracted Power Generation
Agility
After the Demerger
AGL Shareholders
1 AGL Energy Share
1 AGL Infrastructure Share
AGL Energy
Retail
Wholesale Electricity
Wholesale Gas
AGL Infrastructure
Gas Distribution Networks
Electricity Distribution Networks
Gas Transmission Pipelines
Contracted Power Generation
Agility

The skills required to manage an energy business successfully in a highly competitive environment are increasingly different from those required for an infrastructure business. Separating AGL's energy and infrastructure businesses allows AGL Energy and AGL Infrastructure to focus on their own strategies and core tasks for success as well as providing a clearer investment choice.

The directors of AGL consider this emphasis on business focus timely, as the markets are likely to offer different investment opportunities for the two companies.

Benefits

The principal objective of the AGL Board in proposing the Demerger is to create longer term value for shareholders. Following the Demerger, each of AGL Energy and AGL Infrastructure will have a separate management team and the capacity to fund identified growth opportunities. This should contribute to greater business transparency and support improved longer term value for shareholders.

The benefits, disadvantages and risks of the Demerger are explained in Section 2. The AGL Directors believe that the





benefits of the Demerger Proposal (which are summarised below) outweigh its disadvantages and risks.

- **Focus on core business activities and strategies:** The Demerger will result in two separate listed companies each with a separate board and management team. The AGL Board considers that this will enhance the ability of AGL Energy and AGL Infrastructure to focus on their respective objectives and core competencies and make strategic and operational decisions on the basis of priorities and objectives that are relevant to each business.
- **Clear investment choice:** Separating the businesses will enhance clarity and provide choice for investors. AGL Energy's focus will be on growth in earnings per share and total shareholder returns, with fully franked dividends. AGL Infrastructure will focus on cash flow and the payment of franked dividends.
- **Improved growth opportunities:** Separating AGL Energy and AGL Infrastructure will allow each company to develop and acquire assets based on the drivers of shareholder value that are most relevant to that company.
- **Appropriate capital structure:** Each company will have the ability to develop a capital structure and financial policies (including dividend policies) appropriate to its own particular operational and strategic objectives. At the time of the Demerger, AGL Energy will be a company with low debt with the capacity to fund identified growth opportunities. Standard & Poor's has indicatively assessed AGL Energy as having a long term credit rating of BBB+ Stable. AGL Infrastructure's cost of capital and cash flow focus will position it to be competitive in acquiring and developing assets in the future. Standard & Poor's has indicatively assessed AGL Infrastructure as having a long term credit rating of BBB Stable.

Disadvantages, risks and other considerations

Set out in Section 2 are a number of disadvantages, risks and other considerations associated with the Demerger which AGL Shareholders should carefully consider before deciding whether to vote in favour of the resolutions to be considered at the General Meeting and Scheme Meeting.

Relationship between AGL Energy and AGL Infrastructure

At the time the Demerger is implemented, neither company will have any shareholding in the other. However, a number of contractual arrangements have been or will be entered into between AGL Energy and AGL Infrastructure. These arrangements are summarised in Sections 12.8(b) and 12.8(c).

Management and boards of AGL Energy and AGL Infrastructure

Upon completion of the Demerger, each company will have a separate board and management:

- Mark Johnson will be Chairman of AGL Energy and Charles Allen, David Craig, Carolyn Hewson and Max Ould will become directors of AGL Energy. Paul Anthony will assume the role of Managing Director and Chief Executive Officer of AGL Energy; and
- Graham Reaney will be Chairman of AGL Infrastructure and Charles Allen and Sir Ron Brierley will be directors of AGL Infrastructure. Given his extensive experience in managing both the development of upstream energy assets and major hydrocarbon projects, Charles Allen will serve on both boards for an interim period after which it is anticipated he will step down from the AGL Infrastructure Board. Jeremy Maycock will be appointed as a director of AGL Infrastructure. Greg Hayes will assume the role of Managing Director and Chief Executive Officer of AGL Infrastructure.

It is anticipated that AGL Energy and AGL Infrastructure will each seek to appoint additional directors with appropriate experience during 2006.

Further details of the boards and senior management of AGL Energy and AGL Infrastructure are set out in Sections 4.3 and 6.3.





Dividend outlook

AGL paid dividends of 63 cps in relation to the 2005 financial year. This excludes the 30 cps special dividend paid on 24 March 2005 and the 50 cps capital return paid on 29 April 2005.

Set out in Figure 2 are the anticipated dividend outlook ranges of AGL, AGL Energy and AGL Infrastructure for the 2006 and 2007 financial years.

These dividend outlook ranges are explained in greater detail in Section 1 and must be read subject to the considerations set out in Section 1. Further detail on AGL Energy is contained in Sections 4 and 5 and on AGL Infrastructure in Sections 6 and 7. AGL Shareholders should note that the dividend outlook ranges are subject to and should be considered in the light of the disadvantages and risks of the Demerger explained in Section 2 and the business risks faced by AGL Energy (explained in Section 4.4) and AGL Infrastructure (explained in Section 6.4).

It is important to note that the payment of dividends by AGL Energy and AGL Infrastructure will be at the discretion of the boards of these companies. The level of dividends declared by the AGL Energy Board and the AGL Infrastructure Board will be subject to a number of factors, including the operating results, cash flows, franking and financial position of the companies, the general business environment, regulatory outcomes, ongoing capital expenditure and future funding requirements, potential growth opportunities, applicable law and any other factors the respective boards consider relevant.

Figure 2 **Dividend outlook**

Payment by	2005 Dividend per share (cents) AGL actual	2006 Dividend per share (cents) AGL previous guidance	2006 Dividend per share (cents) Anticipated following Demerger	2007 Dividend per share (cents) Anticipated following Demerger
AGL	63.0 [1]	63.0	31.0 [2]	
AGL Energy [3]			18.5 [4]	41.5 [5]
AGL Infrastructure [3]			16.5 [4]	36.0 [5]
Total	63.0	63.0	66.0 [6]	77.5 [6]
Franking	95%	100%	100%	100%

1. Comprising an interim dividend of 31 cps (franked to 28 cps – 90.32%) paid on 24 March 2005 and a final dividend of 32 cps (fully franked) paid on 23 September 2005. In relation to the 2005 financial year, AGL Shareholders also received a special dividend of 30 cps on 24 March 2005 and a capital return of 50 cps on 29 April 2005 as part of AGL's capital management program.
2. Anticipated to be a fully franked interim dividend relating to the 31 December 2005 half year results, payable in March 2006.
3. Midpoint of the anticipated dividend outlook range contained in Section 1.
4. Anticipated payment date of September 2006.
5. Anticipated to comprise an interim dividend in March 2007 and a final dividend in September 2007.
6. Total for AGL Shareholders who retain both their AGL Energy Shares and AGL Infrastructure Shares at the time of entitlement to both the interim and final dividends.

AGL Energy



Following the Demerger, AGL Energy will be one of Australia's largest listed energy companies, with the country's largest retail energy and dual fuel (electricity and gas) customer base. It will own a substantial portfolio of wholesale energy contracts and assets to support its retail customer base and further growth opportunities.

Figure 3 provides an overview of AGL Energy's existing core businesses and assets and identified development and growth opportunities.

Figure 3 **Overview of AGL Energy**

AGL Energy

	Retail	Wholesale Electricity	Wholesale Gas
Businesses and assets	Australia's largest energy retailer and supplier of gas and electricity ActewAGL retail business (50%) Elgas (50%)	Wholesale electricity contract portfolio Gas-fired power generation Renewable power generation Loy Yang Power (32.5%)	Wholesale gas contract portfolio PNG Upstream Gas Project (10%) Sydney CSM Project (50%) LPG production
Development and growth	Organic growth New markets	Gas-fired power generation Renewable power generation – hydro and wind	PNG Upstream Gas Project Sydney CSM Project

AGL Infrastructure

Following the Demerger, AGL Infrastructure will be one of Australia's largest listed energy infrastructure companies, specialising in the ownership, management and operation of energy infrastructure. The company will consist of regulated energy distribution networks, investments in gas transmission pipelines, contracted electricity generation plants plus an asset management and services business, Agility.

Figure 4 provides an overview of AGL Infrastructure's existing core businesses and assets and identified development and growth opportunities.

Figure 4 **Overview of AGL Infrastructure**

AGL Infrastructure

	Gas Distribution Networks	Electricity Distribution Networks	Gas Transmission Pipelines	Contracted Power Generation	Agility
Businesses and assets	NSW Gas Network ActewAGL Gas Network (50%) Gas Valpo, Chile	Victorian Electricity Network ActewAGL Electricity Network (50%)	Australian Pipeline Trust (30%)	Wind powered generation Gas-fired power generation	Infrastructure services: Construction, operation and maintenance
Development and growth	Organic growth	Organic growth	PNG Australian Pipeline Project (50%)* Organic growth	Wind powered generation	Third party services

* Subject to right of APT to acquire from AGL Infrastructure up to a 20% aggregate interest in the PNG Australian Pipeline – refer Section 12.8(e)(i).

Directors' recommendation

The AGL Directors believe that the Demerger is in the best interests of AGL Shareholders and that the Capital Reduction will not materially prejudice AGL's ability to pay its creditors. The AGL Directors recommend that you vote in favour of each of the resolutions to be considered at the General Meeting and the Scheme Meeting. Each AGL Director intends to vote all AGL Shares owned or controlled by him or her in favour of these resolutions.

Independent Expert's opinion

The AGL Board commissioned an Independent Expert, Grant Samuel, to prepare a report on the Demerger Proposal. That report concludes that the Demerger is in the best interests of AGL Shareholders. In addition, Grant Samuel has concluded that existing AGL creditors will not be materially prejudiced by the Capital Reduction. The report is set out in Attachment B.

Frequently Asked Questions

(a) What has to happen for the Demerger to proceed?

In summary, AGL Shareholders must vote to approve the resolutions to implement the Demerger at the General Meeting and the Scheme Meeting to be held on 27 March 2006 and the Court must approve the Demerger at a hearing scheduled for 30 March 2006.

(b) What will you receive and what is the impact on your AGL shareholding?

If the Demerger proceeds, you will:

- continue to hold the same number of AGL Shares as you held immediately before the Demerger. However, as AGL will change its name to AGL Infrastructure Limited, these shares will constitute your holding of AGL Infrastructure Shares. You will not be required to pay any cash in relation to the AGL Infrastructure Shares you retain;
- receive one AGL Energy Share for each AGL Share you hold on the Record Date (unless you are an Ineligible Overseas Shareholder). You will not be required to pay any cash for any of the AGL Energy Shares you are entitled to receive under the Demerger Scheme. You will be credited with a capital return of $3.00 for each AGL Share you hold on the Record Date (which is referred to in this Booklet as the Capital Reduction Amount) and this amount will be automatically applied as consideration for the AGL Energy Shares you receive under the Demerger Scheme; and
- if you are an Ineligible Overseas Shareholder, the AGL Energy Shares that you would otherwise have received under the Demerger Scheme will be transferred to and sold by the Nominee with the net proceeds of sale remitted to you.

AGL Energy Shares are expected to commence trading on ASX, initially on a deferred settlement basis, on 3 April 2006. AGL Infrastructure Shares are expected to commence trading on ASX without an entitlement to AGL Energy Shares on 3 April 2006. The Record Date for the Demerger is expected to be 7:00pm (Sydney time) on 7 April 2006.

The market price of your AGL Infrastructure Shares will be less than the market price of your AGL Shares prior to the Demerger. This is because, after the Demerger, the energy business currently owned by AGL will be owned by AGL Energy, which will be a separate listed company.



(c) Can you buy more or sell your AGL Energy Shares or AGL Infrastructure Shares?

You will be able to buy more or sell your AGL Energy Shares and/or AGL Infrastructure Shares on ASX from the time that the two shares are separately quoted on ASX. This is expected to commence on 3 April 2006.

(d) What are the taxation implications of the Demerger?

The ATO has issued a Class Ruling (CR 2006/5) detailing the taxation consequences for AGL Shareholders who hold their AGL Shares on capital account. Based on that ruling, AGL anticipates that the capital gains tax (**CGT**) consequences for most Australian AGL Shareholders should be as shown in Figure 5.

Figure 5 **Overview of tax implications**

	Is CGT payable as a result of the Demerger?	What is the cost base of your AGL Infrastructure Shares and AGL Energy Shares?
Pre-CGT AGL Shares (ie. AGL Shares acquired before 20 September 1985)	No	Not relevant as both AGL Infrastructure Shares and AGL Energy Shares will be treated as pre-CGT Shares. You will not pay any CGT when you sell any AGL Infrastructure Shares or any AGL Energy Shares.
Post-CGT AGL Shares (ie. AGL Shares acquired after 19 September 1985)	No	The existing cost base in AGL Shares will be split between your AGL Infrastructure Shares and AGL Energy Shares. Details on how to do this should be available on the ATO website in time for completion of your 2006 income tax return.

For most Australian Shareholders, the cost base of their AGL Shares will be the amount paid for those AGL Shares less the capital return of 50 cents per AGL Share paid in April 2005.

There should be no other tax consequences for Australian AGL Shareholders who hold their AGL Shares on capital account for tax purposes.

The above description is expressed in general terms and is not intended to provide taxation advice in respect of the particular circumstances of any AGL Shareholder. You should seek your own specific taxation advice for your individual circumstances. Section 11 contains more detailed information on taxation.

(e) What are the key steps to implement the Demerger?

The key steps in implementing the Demerger are:

- AGL Shareholders will vote to approve the Capital Reduction and certain other resolutions relating to the Demerger at the General Meeting (Section 10 describes which resolutions are essential for the Demerger to proceed);
- AGL Shareholders will vote to approve the Demerger Scheme at the Scheme Meeting which is to be held immediately following the conclusion of the General Meeting; and
- if the resolutions to be considered at the General Meeting and the Scheme Meeting are approved by the requisite majority of AGL Shareholders, an application will be made to the Court to approve the Demerger Scheme at a Court hearing expected to be held on 30 March 2006.

In order for the Demerger to proceed the necessary AGL Shareholder and Court approvals must be obtained and AGL must lodge with ASIC an office copy of the Court order approving the Demerger Scheme. Section 10 contains further details of the approvals required, as well as a number of other conditions that must be satisfied (or waived by AGL), before the Demerger can proceed.

Both the General Meeting and the Scheme Meeting will be held on 27 March 2006 at City Recital Hall, Angel Place, Sydney. The General Meeting is to be held at 10:00am and the Scheme Meeting is to be held at 10:30am (or as soon thereafter as the General Meeting has concluded or been adjourned). The Notices of Meeting in Section 15 provide meeting details.

(f) Who is entitled to vote at the Meetings and what is the procedure?

A summary of your entitlement to vote at the General Meeting and the Scheme Meeting and instructions on how to vote are set out below. More details are included in the Notices of Meeting contained in Section 15.

(i) What is your entitlement to vote?

If you are registered on the AGL Share Register at 7:00pm on 25 March 2006 you may vote at the General Meeting and the Scheme Meeting in person, by attorney, by proxy or, in the case of corporate shareholders, by corporate representative.

(ii) How do I vote in person?

If you are entitled to vote at the Meetings and wish to do so in person, you can attend the General Meeting and the Scheme Meeting to be held on 27 March 2006 at City Recital Hall, Angel Place, Sydney.

The proxy form included with this Booklet also serves as the meeting registration form for the Meetings. You should bring the proxy form with you to the Meetings.

If you are attending as an attorney or corporate representative, you should also bring to the Meeting the original (or certified copy) of the power of attorney or your appointment as corporate representative (as the case may be), unless you have previously provided the power of attorney or appointment (as the case may be) to AGL or the AGL Share Registry.

(iii) How do I vote by proxy?

A proxy form is included with this Booklet. If you wish to appoint a proxy to attend and vote at the General Meeting and the Scheme Meeting, please complete the proxy form. Your proxy form must be:

- sent to the AGL Share Registry (using the envelope included with this Booklet) at:

  Locked Bag A14, Sydney South NSW 1235
  Australia;

or

- hand delivered to the AGL Share Registry at:

  Level 12, 680 George Street, Sydney NSW 2000;

or

- faxed to the AGL Share Registry:

  (02) 9287 0309
  International + 61 2 9287 0309;

or

- sent to AGL's registered office at:

  72 Christie Street, St Leonards NSW 2065,

so that it is received by no later than 11:00am on 25 March 2006. Alternatively, you may record your proxy voting instructions by this time and date on the internet at www.agl.com.au, unless you wish to vote only part of your holding or split your vote, in which case you will need to lodge a paper proxy form in the manner described above.

If an attorney signs a proxy form on your behalf, the authority under which the proxy form was signed (or a certified copy) must be received by the AGL Share Registry at the same time as the proxy form (unless you have already provided the authority (or a certified copy) to AGL). If you complete and return a proxy form, you may still attend the Meetings in person, revoke the proxy and vote at the Meetings.

(g) What if the Demerger is not implemented?

If the Demerger does not proceed:

- AGL will continue to be listed on ASX, will not change its name and will continue to own AGL Energy;
- there will be no reduction in the capital of AGL and you will not receive shares in AGL Energy;
- cash transaction costs of approximately $34 million are expected to have been incurred or committed to by AGL;
- the benefits of the Demerger described in Section 2, which the AGL Board considers should create longer term value for AGL Shareholders, may not be realised; and
- the disadvantages and risks of the Demerger described in Section 2 may not arise.

If the Demerger does not proceed the AGL Board and management may reconsider alternatives to the Demerger.

(h) Is there a number to call if you have questions?

If you have any questions about the Demerger Proposal, please call the AGL Demerger Information Line on 1800 824 522 within Australia only or +61 2 8280 7012 (International) between 9:00am and 5:00pm (Sydney time) Monday to Friday.

Important Information

General

AGL Shareholders should become familiar with the contents of this Booklet in its entirety before making a decision as to how to vote on the resolutions to be considered at the Meetings.

Date of Booklet

This Booklet is dated 13 February 2006.

Purpose of this Booklet

The purpose of this Booklet is to explain the terms of the Demerger Proposal and the manner in which the Demerger Proposal will be considered and implemented (if approved), and to provide all information that is prescribed or otherwise material to the decision of AGL Shareholders whether or not to approve the resolutions to be considered at the Meetings. This Booklet includes:

- a statement of all the information known to AGL that is material to AGL Shareholders in deciding how to vote on the Capital Reduction Resolution, as required by section 256C(4) of the Corporations Act; and
- the Explanatory Statement required by Part 5.1 of the Corporations Act in relation to the Demerger Scheme.

Preparation of, and responsibility for, this Booklet

Except as outlined below, this Booklet (including the dividend outlook ranges and associated key assumptions contained in Section 1, the descriptions of the outlook for AGL Energy and AGL Infrastructure contained in Sections 4 and 6 respectively and other forward looking statements) has been prepared by AGL and the AGL Board as at the date of this Booklet and AGL and those directors are responsible for this Booklet.

Jeremy Maycock will be appointed to the AGL Infrastructure Board with effect from the Demerger. Paul Anthony will be appointed to the AGL Energy Board with effect from the Effective Date or such other date as is agreed. Each of Jeremy Maycock and Paul Anthony has not had any involvement in the preparation of this Booklet and expressly disclaims all liability and takes no responsibility for any part of this Booklet.

Deloitte Touche Tohmatsu has prepared the Investigating Accountant's Report contained in Attachment A of this Booklet. None of AGL, AGL Energy, AGL Infrastructure or their advisers (other than Deloitte Touche Tohmatsu) take any responsibility for the Investigating Accountant's Report.

Grant Samuel & Associates Pty Limited has prepared the Independent Expert's Report contained in Attachment B of this Booklet. None of AGL, AGL Energy, AGL Infrastructure or their advisers take any responsibility for the Independent Expert's Report. It is noted, however, that AGL has provided factual information to the Independent Expert that it has relied on in preparing the Independent Expert's Report.

KPMG Corporate Finance (Aust) Pty Ltd has prepared the Valuation Review Report contained in Attachment C of this Booklet. None of AGL, AGL Energy, AGL Infrastructure or their advisers take any responsibility for the Valuation Review Report. It is noted, however, that AGL has provided factual information to KPMG Corporate Finance (Aust) Pty Ltd that it has relied on in preparing the Valuation Review Report.

Boards of AGL Energy and AGL Infrastructure

Many of the statements in this Booklet, including forward looking statements and the dividend outlook ranges in Section 1, assume that the strategies and operations of AGL Energy and AGL Infrastructure described in this Booklet will be followed by those companies after the Demerger is implemented. Readers of this Booklet should note, however, that if the Demerger is implemented, each of AGL Energy and AGL Infrastructure will have a separate board of directors which will be solely responsible for determining the strategic direction of AGL Energy and AGL Infrastructure respectively and may decide that it is appropriate to adopt different business strategies from those referred to in this Booklet.

No prospectus

This Booklet is not a disclosure document lodged under Chapter 6D of the Corporations Act.

ASIC

A copy of this Booklet has been registered by ASIC for the purposes of section 412(6) of the Corporations Act. Neither ASIC nor its officers take any responsibility for the contents of this Booklet. A copy of this Booklet has been lodged with ASIC in accordance with section 256C(5) of the Corporations Act.

ASX

On or about the date of dispatch of this Booklet, AGL Energy will apply for admission to the official list of ASX and for official quotation of all AGL Energy Shares on ASX, conditional on the Demerger proceeding.

A copy of this Booklet has been lodged with ASX. Neither ASX nor any of its officers take any responsibility for the contents of this Booklet. The fact that ASX may admit AGL Energy to the official list of ASX should not be taken in any way as an indication of the merits of an investment in AGL Energy.

Defined terms

Unless otherwise noted, capitalised terms and certain abbreviations used in this Booklet are defined in the Glossary in Section 16. Capitalised terms used in the Scheme of Arrangement (Section 13) are defined in clause 1.1 of the Scheme of Arrangement. Capitalised terms used in the Investigating Accountant's Report are defined in the Investigating Accountant's Report (Attachment A). Capitalised terms used in the Independent Expert's Report are defined in the Independent Expert's Report (Attachment B). Capitalised terms in the Valuation Review Report (Attachment C) are defined in the Valuation Review Report (Attachment C).

References in this Booklet to AGL, AGL Energy and AGL Infrastructure

References in this Booklet to AGL are to The Australian Gas Light Company ACN 052 167 405 (and, where the context requires, its Subsidiaries) before the Demerger.



References in this Booklet to AGL Infrastructure are, where the reference relates to a period of time before the implementation of the Demerger, to AGL and each Subsidiary of AGL which is involved in carrying on the Infrastructure Business at any time prior to the Demerger, and otherwise to AGLIF and, where the context requires, includes each Subsidiary of AGLIF immediately following the implementation of the Demerger.

References in this Booklet to AGL Energy are, where the reference relates to a period of time before the implementation of the Demerger, to AGL and each Subsidiary of AGL which is involved in carrying on the Energy Business at any time prior to the implementation of the Demerger, and otherwise to AGLEN and, where the context requires, includes each Subsidiary of AGLEN immediately following the implementation of the Demerger.

US shareholders

This Booklet is neither an offer to sell nor a solicitation of an offer to buy securities as such terms are defined under the US Securities Act of 1933, as amended (**Securities Act**). The AGL Energy Shares to be distributed under the Demerger Scheme have not been and will not be registered under the Securities Act.

None of the US Securities and Exchange Commission (**SEC**), any US state securities commission or any other US regulatory authority has passed comment upon or endorsed the merits of the Demerger Proposal or the accuracy, adequacy or completeness of this Booklet. Any representation to the contrary is a criminal offence.

AGL Energy intends to furnish certain information to the SEC in accordance with Rule 12g3-2(b) under the US Securities Exchange Act of 1934, as amended (**Exchange Act**), and will request that the SEC add it to the list of foreign private issuers that claim exemption from the registration requirements of section 12(g) of the Exchange Act.
In accordance with Australian law, AGL Energy will distribute to its shareholders an annual report containing a description of its operations and its annual audited consolidated financial statements prepared in accordance with Australian Accounting Standards. AGL Energy will not provide its shareholders with a reconciliation of its financial statements to generally accepted accounting principles in the US.

The pro forma historical financial information included in this Booklet does not purport to be in compliance with



Article 11 of Regulation S-X of the SEC. Under Article 11, pro forma income statements must be presented assuming the transaction has been consummated at the beginning of the first fiscal year presented and may only include adjustments which give effect to events that are:

- directly attributable to the transaction;
- expected to have a continuing impact on the entity; and
- factually supportable.

Many of the pro forma adjustments made in arriving at the pro forma historical financial information included in this Booklet would not be permissible under the SEC's rules and regulations on pro forma financial presentations. Many of the adjustments reflect the belief of AGL and its directors that the underlying items are non-recurring and that, although required to be recorded in the historical financial statements under AGAAP, are more appropriately excluded from the pro forma historical financial information. This exclusion of items required under AGAAP would not be permitted under Article 11 of Regulation S-X. Although AGL and its directors believe that the items adjusted will themselves be non-recurring (at least at the magnitude previously experienced), there can be no assurance that similar items will not recur or that such items or a similar item will not have an impact on a future year's results of operations of either AGL Energy or AGL Infrastructure or their financial condition.

Hong Kong shareholders

This Booklet is for the exclusive use of AGL Shareholders in connection with the Demerger Scheme. Accordingly, this Booklet must not be distributed, published, reproduced or disclosed (in whole or in part) by AGL Shareholders to any other person in Hong Kong or used for any purpose in Hong Kong other than in connection with AGL Shareholders' consideration of the Demerger Scheme. This Booklet does not constitute an offer or invitation for the subscription, sale or purchase of securities in Hong Kong and shall not form the basis of any contract.

Investment decisions

This Booklet does not take into account the investment objectives, financial situation or particular needs of any AGL Shareholder or any other person. This Booklet should not be relied upon as the sole basis of any investment decision in relation to AGL Shares, AGL Energy Shares, AGL Infrastructure Shares or any other securities, and independent financial and taxation advice should be sought before making any such investment decision.

Forward looking statements

Certain statements in this Booklet relate to the future, including the dividend outlook ranges and key assumptions relating to AGL Energy and AGL Infrastructure set out in detail in Section 1. These forward looking statements involve known and unknown risks, key considerations, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of AGL Energy or AGL Infrastructure to be materially different from future results, performance or achievements expressed or implied by such statements. These factors include, among other things, general economic conditions (including currency exchange rates and interest rates), the regulatory environment,

structural changes in the industries in which AGL Energy and AGL Infrastructure operate, competitive pressures, selling prices and market demand. The forward looking statements in this Booklet reflect views held by AGL and its directors only as of the date of this Booklet.

Other than as required by law, neither AGL nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this Booklet will actually occur or that other events will not occur.

Subject to any continuing obligations under law or the Listing Rules or as contemplated by Section 12.23, AGL and the AGL Directors disclaim any obligation or undertaking to disseminate after the date of this Booklet any updates or revisions to any forward looking statements to reflect any change in expectations in relation to those statements or any change in events, conditions or circumstances on which any such statement is based other than to comply with legal obligations or the Listing Rules.

Estimates

All references to estimates and derivations of the same in Sections 1, 4, 5, 6 and 7 are references to estimates by AGL and its directors, unless otherwise indicated. Unless otherwise indicated, these estimates are based on views at the date of this Booklet, and actual facts or outcomes may be materially different from those estimates.

Financial Year

All references to financial years in this Booklet are references to the 12 month period ending on 30 June in the relevant year.

Pro forma financial information

Unless otherwise specified, references in this Booklet to the financial results or position of AGL Energy are to the pro forma financial results or position of AGL Energy disclosed in the pro forma statements of financial performance set out in Section 5 which have been prepared on the basis set out in that Section. Unless otherwise specified, references in this Booklet to the financial results or position of AGL Infrastructure are to the pro forma financial results or position of AGL Infrastructure disclosed in the pro forma statements of financial performance set out in Section 7 which have been prepared on the basis set out in that Section.

The financial material included in Sections 5 and 7 has been prepared from historical information. AGL is an entity to which ASIC Class Order CO 98/100 applies. This enables the consolidated entity's accounts to be rounded to the nearest tenth of a million dollars. As a result of the presentation of the pro forma financial information and associated analysis in the format necessary for this Booklet, amounts presented may have been rounded differently to previously published data and/or the Investigating Accountant's Report in Attachment A. These differences are immaterial and do not affect the integrity of these pro forma financial statements.

Privacy and personal information

AGL, AGL Energy, AGL Infrastructure and their respective share registries may collect personal information in the process of implementing the Demerger. Such collections may be required or authorised under the Corporations Act or may otherwise be required for the purposes of conducting the Meetings and implementing the Demerger. The personal information may include the names, addresses, other contact details and details of the shareholdings of shareholders, and the names of individuals appointed by shareholders as proxies, corporate representatives or attorneys at the Meetings.

Shareholders who are individuals and other individuals in respect of whom personal information is collected as outlined above have certain rights to access the personal information collected about them. Such individuals should contact the AGL Share Registry on 1800 824 522 (within Australia only) or +61 2 8280 7012 (International) in the first instance if they wish to request access to that personal information.

Personal information may be disclosed to the share registries of AGL, AGL Energy and AGL Infrastructure, to securities brokers and to print and mail service providers. Personal information about Ineligible Overseas Shareholders may also be disclosed to the Nominee for the purposes of the Demerger Scheme.

The main consequence of not collecting the personal information outlined above would be that AGL, AGL Energy and AGL Infrastructure may be hindered in, or prevented from, conducting the Meetings and implementing the Demerger.

Shareholders who appoint an individual as their proxy, corporate representative or attorney to vote at the Meetings should inform that individual of the matters outlined above.

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Detailed Information Sections

1. AGL Energy and AGL Infrastructure – Key Strengths, Business Strategy and Outlook
2. Benefits, Disadvantages and Risks of the Demerger Proposal
3. Overview of the Australian Energy Industry
4. Information on AGL Energy After the Demerger
5. Financial Information on AGL Energy After the Demerger
6. Information on AGL Infrastructure After the Demerger
7. Financial Information on AGL Infrastructure After the Demerger
8. Governance and other Board matters
9. Share and Incentive Plans
10. Structural Aspects of the Demerger Proposal
11. Taxation Implications
12. Additional Statutory Information
13. Scheme of Arrangement
14. Deed Poll
15. Notices of Meeting
16. Glossary






1. AGL Energy and AGL Infrastructure – Key Strengths, Business Strategy and Outlook

1.1 AGL Energy

(a) About AGL Energy

Following the Demerger, AGL Energy will be one of Australia's largest listed energy companies, with the country's largest retail energy and dual fuel customer base. It will own a substantial portfolio of wholesale energy contracts and assets to support its retail customer base and provide growth opportunities.

Figure 1.1 provides an overview of AGL Energy's existing core businesses and assets and identified development and growth opportunities.

Figure 1.1 **Overview of AGL Energy**

AGL Energy

	Retail	Wholesale Electricity	Wholesale Gas
Existing businesses and assets	**Energy retailer and supplier** – gas and electricity – NSW, Victoria, South Australia and Queensland – AGL Energy Shops franchise – AGL Assist appliance service **ActewAGL retail business (50%)** – gas and electricity in ACT and surrounds **Elgas (50%)** – LPG distributor across eastern Australia	**Wholesale electricity contract portfolio** – NSW, Victoria, South Australia and Queensland **Gas-fired power generation** – Hallett (SA) 180 MW – Somerton (VIC) 150 MW – cogeneration **Renewable power generation** – Victorian hydro assets 587 MW – NSW hydro assets 59 MW – landfill gas and biogas generation **Loy Yang Power (32.5%)** – Victorian 2,120 MW coal-fired generator and coal mine	**Wholesale gas contract portfolio** – multiple supply sources – wholesale trading **PNG Upstream Gas Project** – 10% interest in gas reserves – interest in oil reserves **Sydney CSM Project** – 50% interest in gas reserves – operatorship of Camden Project **LPG production** – HC Extractions, Kurnell (NSW)
Identified development and growth opportunities	**Organic growth** – within existing markets – dual fuel accounts **Queensland mass market** – entry with full retail contestability in July 2007 **Other markets** – potential entry to Western Australia and Tasmanian markets	**Gas-fired power generation** – Hallett expansion (SA) 250 MW – Townsville (QLD) 370 MW – Leafs Gully stage 1 (NSW) 300MW – Leafs Gully stage 2 (NSW) 500MW **Renewable power generation – hydro** – West Kiewa (VIC) 12 MW – Bogong (VIC) 130 MW **Renewable power generation – wind** (commercial development) – Hallett (SA) 95 MW – Bluff (SA) 45 MW – Dollar (VIC) 79 MW – Macarthur (VIC) 330 MW	**PNG Upstream Gas Project** – existing project development **Sydney CSM Project** – Camden and Hunter Valley (NSW)

(b) Business position

Following the Demerger, AGL Energy will be a leading energy retailer, directly selling gas and electricity to more than 2.8 million energy customer accounts, of which more than one million will be dual fuel accounts. AGL Energy will operate under the AGL brand, Australia's oldest energy brand which is well recognised within the populous south eastern corner of Australia. Through its interests in ActewAGL Retail (50%) and Elgas (50%), Australia's largest LPG distributor, more than 650,000 additional gas, electricity and LPG users across Australia will be supplied.

AGL Energy will have a portfolio of power generation and upstream gas assets, complementing its energy supply contracts including the largest non-government owned renewable energy generation portfolio in Australia. This portfolio of power generation and upstream gas assets and energy supply contracts will provide AGL Energy with geographic and fuel diversity, enhancing the security and seeking to ensure the cost competitiveness of supplying gas and electricity.

In the last decade AGL Energy has developed its retail presence in south eastern Australia through organic growth and acquisitions, complemented by an increase in the size of its wholesale energy portfolio, power generation assets and upstream gas production assets. This growth has been enhanced by AGL Energy having established alliances or joint ventures with both Australian and international energy companies in order to pursue investment opportunities including with ACTEW Corporation, TEPCO, BOC and the PNG Gas Producers.

AGL Energy is anticipated to have a profit, cash flow and franking capacity to facilitate the payment of fully franked dividends. In addition, at the time of the Demerger, AGL Energy will have a portfolio of identified development and growth opportunities (refer Figure 1.1), which is expected to facilitate future growth in earnings and total shareholder returns. AGL Energy's initial capital structure is anticipated to provide it with the capacity to fund its development and growth initiatives while retaining a BBB+ Stable credit rating as indicatively assessed by Standard & Poor's (refer to Section 2.2(d)).

(c) Business strategy

AGL Energy is likely to continue to pursue a strategy of taking advantage of its retail market position to develop upstream gas and power generation opportunities, obtain economies of scale to improve cost efficiencies, and achieve growth in existing and new markets as they open to competition. Against this backdrop, it is expected that AGL Energy will continue to:

- grow within its existing retail markets, including through continuing improvements in the knowledge of the market and customer expectations, provision of a comprehensive range of gas and electricity products and related services and development of innovative energy solutions for large energy users;
- develop initiatives to rationalise systems and processes so as to improve services to customers;
- expand its retail base into new markets when the opportunities arise, including the Queensland residential segment when retail contestability is introduced from July 2007. This is expected to be achieved through the acquisition of existing retail businesses and/or utilising merchant energy assets and development opportunities to support penetration into the retail market; and
- take advantage of its position as one of the largest purchasers of wholesale gas and electricity in Australia by developing and acquiring upstream gas and power generation assets with the objective of ensuring that wholesale energy costs are maintained at competitive levels, risk is mitigated and growth opportunities are created, including by participating in the PNG Upstream Gas Project.

If the Demerger becomes effective AGL Energy will have a separate board of directors which will be solely responsible for determining the strategic direction of AGL Energy and may over time decide that it is appropriate to adopt different business strategies from those referred to above.

1.2 AGL Infrastructure

(a) About AGL Infrastructure

Following the Demerger, AGL Infrastructure will be one of Australia's largest listed energy infrastructure companies, specialising in the ownership, management and operation of energy infrastructure. The company will consist of regulated energy distribution networks, gas transmission pipelines, contracted electricity generation plants plus an asset management and services business, Agility.

Figure 1.2 provides an overview of AGL Infrastructure's existing core businesses and assets and identified development and growth opportunities.

Figure 1.2 **Overview of AGL Infrastructure**

AGL Infrastructure

	Gas Distribution Networks	Electricity Distribution Networks	Gas Transmission Pipelines	Contracted Power Generation	Agility
Existing businesses and assets	NSW Gas Network - Sydney, Newcastle, Wollongong and regional centres ActewAGL Gas Network (50%) - ACT and surrounds, and Nowra Gas Valpo - Valparaiso, Chile	Victorian Electricity Network - Melbourne's central west to north west ActewAGL Electricity Network (50%) - ACT and surrounds	Australian Pipeline Trust (30%) - Pipelines across Australia	Wind powered generation - Wattle Point (SA) 91MW Gas-fired power generation - Cawse (WA) 16MW	Construction, maintenance and operating services - throughout Australia Infrastructure services provided to - gas networks - electricity networks - gas transmission pipelines - electricity transmission assets - water and waste water reticulation
Identified development and growth opportunities	Organic growth - NSW - ActewAGL - Chile	Organic growth - Victoria - ActewAGL	PNG Australian Pipeline project (50%)* - Right to build Australian section of PNG gas pipeline Australian Pipeline Trust (30%) - organic growth	Wind powered generation (asset ownership) - Hallett(SA) 95MW - Bluff(SA) 45MW - Dollar(Vic) 79MW - Macarthur(Vic) 330MW	Third party services - electricity networks - water and waste water reticulation - gas transmission pipelines - electricity transmission assets - gas storage

* *Subject to right of APT to acquire from AGL Infrastructure up to a 20% aggregate interest in the PNG Australian Pipeline – refer Section 12.8(e)(i).*

(b) Business position

Following the Demerger AGL Infrastructure will occupy a competitive position among Australian energy infrastructure entities. The combination of owning quality assets across Australia and the internal management and services business of Agility is expected to form a strong platform for identified development and growth opportunities.

AGL has built, owned and operated energy infrastructure assets through its entire 168 year history, initially building gas distribution networks and later transmission pipelines. Within the last decade it has acquired electricity distribution networks and power generation assets. Agility has developed and retained know-how and technical expertise as a result of managing these assets.

Agility will manage and operate most of AGL Infrastructure's transmission and distribution assets in addition to providing services to third parties. Agility's expertise extends across natural gas and electricity networks, high pressure gas transmission pipelines and electricity transmission lines, and both water and waste water reticulation.

AGL Infrastructure will have interests and expertise in electricity and gas infrastructure assets across the energy supply chain. These assets are predominantly located across Australia and are either natural geographic monopolies or businesses supported by long term energy contracts. As such, AGL Infrastructure is expected to generate predictable cash flows.

Regulated distribution networks provided approximately 75% of AGL Infrastructure's EBITDA in the 2005 financial year. These networks are located in substantial population and industrial centres, positioning AGL Infrastructure to benefit from any growth in energy demand and extensions of the networks in these markets.

In addition to organic growth, AGL Infrastructure is expected to grow further with:

- Agility increasing its services to non-AGL parties;
- the potential development of the PNG Australian Pipeline Project; and
- additional wind powered generation investments with future cash flows secured under long term contractual arrangements with suitable counterparties.

Standard & Poor's has indicatively assessed AGL Infrastructure as having a long term credit rating of BBB Stable (refer to Section 2.2(d)).

(c) Business strategy

Dividend payments to shareholders are expected to grow over time which will be achieved through AGL Infrastructure:

- managing its assets and business efficiently and achieving cost reductions where appropriate;
- maintaining an efficient capital structure and cost of capital; and
- growing and diversifying its asset base, services business and sources of income.

AGL Infrastructure will internally manage and operate most of its transmission and distribution assets through Agility. As a consequence, AGL Infrastructure will not need to pay external management or performance fees. This will facilitate AGL Infrastructure competing for growth opportunities and should help support dividend growth.

AGL Infrastructure proposes to diversify its portfolio further through a spread of new developments and acquisitions, avoiding dependency on the performance of any one asset. It will be well placed to participate as a buyer in the privatisation or sale of other energy infrastructure assets. Through its internal asset management capability and an efficient capital structure, AGL Infrastructure will be positioned to extract value from any acquired or developed asset or business.

AGL Infrastructure's power generation strategy will be to invest in contracted power stations across a range of fuel types. Given the structure of the Australian power generation industry, these power stations are more likely to be renewable or gas-fired and contracted to industrial users or major retailers, such as AGL Energy.

AGL Infrastructure is undertaking ongoing work evaluating the ownership structure of its future interest in the PNG Australian Pipeline. This will potentially involve discussions with other relevant parties with an interest in the project, particularly Petronas and APT. Part of the evaluation involves the consideration of structural alternatives to increase cash distributions to AGL Infrastructure Shareholders which may include the use of stapled or other securities if appropriate.

The business strategy of AGL Infrastructure does not include investments in retailing electricity or gas, energy trading or merchant based generation assets.

If the Demerger becomes effective AGL Infrastructure will have a separate board of directors which will be solely responsible for determining the strategic direction of AGL Infrastructure and may over time decide that it is appropriate to adopt different business strategies from those referred to above.

1.3 Financial outlook

Following release of its full year results on 25 August 2005, AGL provided the market with outlook comments for the 2006 and 2007 financial years. Subsequent financial outlook comments were provided by AGL following the announcement on 31 October 2005 of the agreement to acquire Southern Hydro and the announcement on 16 January 2006 of the finalisation of the terms of the acquisition from Oil Search of an equity interest of 10% of the PNG Upstream Gas Project (including interests in gas and oil reserves, production and processing infrastructure).

Set out below is a summary of the financial outlook comments previously provided to the market by AGL. This Section 1.3 also sets out the expected impact of the Demerger Proposal on these financial outlook comments including dividend outlook ranges for AGL Energy and AGL Infrastructure for the 2006 and 2007 financial years and the key assumptions that support these dividend outlook ranges.

(a) Pre-Demerger: AGL 2006 financial year

On 25 August 2005, AGL stated that:

- on an AGAAP basis and subject to there being no unforeseen circumstances, underlying earnings per share were anticipated to be lower than the 2005 financial year by approximately 3% – 5%;
- on an AIFRS basis and subject to there being no unforeseen circumstances, underlying earnings per share were anticipated to be higher than the 2005 financial year AGAAP results, predominantly resulting from non-amortisation of goodwill of approximately $40m and electricity capacity contracts of approximately $18m (both after tax); and
- the 2005 financial year dividend of 63 cps would at least be maintained in the 2006 financial year and be fully franked.

Subsequently:

- on 31 October 2005, AGL announced that the Southern Hydro acquisition was expected to reduce earnings per share (on a pre-Demerger AGL continuing on a business-as-usual basis and adjusted for AIFRS) by approximately 2 cps for the 7 months to 30 June 2006. This acquisition was completed on 30 November 2005; and
- on 16 January 2006, AGL announced that the agreement to acquire an equity interest of 10% of the PNG Upstream Gas Project (including interests in gas and oil reserves, production and processing infrastructure) with an effective date of 1 January 2006 was on completion expected to increase earnings per share (on a pre-Demerger AGL continuing on a business-as-usual basis and adjusted for AIFRS) by approximately 2 – 3 cps for the 6 months to 30 June 2006.

Subject to there being no unforeseen circumstances, AGL anticipates paying a fully franked interim dividend relating to the 31 December 2005 half year results of 31 cps in March 2006. This is consistent with the financial outlook comments made on 25 August 2005 that dividends for the 2006 financial year would be at least maintained at 2005 financial year levels. The payment of this interim dividend takes into account the impact of the Southern Hydro acquisition and the change in the effective date for the PNG Upstream Gas Project acquisition to 1 January 2006.

If the Demerger proceeds, AGL in its current form will not pay a final dividend for the 2006 financial year. However as noted in Figure 1.3, it is anticipated that Participating Shareholders that continue to hold AGL Energy Shares and AGL Infrastructure Shares will receive dividend payments from both AGL Energy and AGL Infrastructure in September 2006.

(b) Pre-Demerger: AGL 2007 financial year

On 25 August 2005, AGL announced that earnings per share (on a pre-Demerger continuing on a business-as-usual basis) was anticipated to be higher than the 2006 financial year.

On 31 October 2005, AGL announced that the Southern Hydro acquisition was expected to reduce earnings per share (on a pre-Demerger continuing on a business-as-usual basis and adjusted for AIFRS) by approximately 2 – 3 cps for the 2007 financial year.

On 16 January 2006, following the finalisation of the terms of its acquisition of an equity interest of 10% of the PNG Upstream Gas Project (including interests in gas and oil reserves, production and processing infrastructure), AGL announced that this acquisition was on completion expected to increase earnings per share (on a pre-Demerger AGL continuing on a business-as-usual basis and adjusted for AIFRS) by approximately 7 – 8 cps for the 2007 financial year.

(c) Impact of the Demerger Proposal on previous guidance

If the Demerger proceeds, the Economic Separation Date will be midnight on 31 March 2006. The anticipated dividend payment of 31 cps by AGL in March 2006 will reflect AGL's operating results and cash flows for the 6 months ended 31 December 2005 and will be the final dividend payment to be made by AGL in its current form. Thereafter, Participating Shareholders that continue to hold AGL Energy Shares and AGL Infrastructure Shares are expected to receive dividends from both AGL Energy and AGL Infrastructure.

The initial dividend payment from each of AGL Energy and AGL Infrastructure is expected to be on 23 September 2006, consistent with the previously announced timing for AGL's final dividend for the year ending 30 June 2006. The first dividend payment by each of AGL Energy

and AGL Infrastructure will be indicative of the operating results, cash flows and franking capacity for the respective businesses of those companies for the 6 months ending 30 June 2006. This initial dividend payment from AGL Energy will be paid out of its profits for the period from 1 April 2006 to 30 June 2006.

The payment of dividends by AGL Energy and AGL Infrastructure will be at the discretion of the boards of these companies. The level of dividends declared by the AGL Energy Board and the AGL Infrastructure Board will be subject to a number of factors, including the operating results, cash flows, franking and financial position of the companies, the general business environment, regulatory outcomes, ongoing capital expenditure and future funding requirements, potential growth opportunities, applicable law and any other factors the respective boards consider relevant.

As AGL has previously provided the market with financial outlook comments for the 2006 and 2007 financial years, the AGL Board considers it important that shareholders be informed how these financial outlook comments are impacted by the Demerger Proposal. The AGL Board considers that the most relevant, reliable and consistent way to do this is to provide dividend outlook ranges for AGL Energy and AGL Infrastructure for these years because:

- AGL Energy will operate in a highly competitive market, where operating results and cash flows can be significantly impacted by many variables. In these circumstances, it would be inappropriate to provide a forecast income statement as it is not possible to provide reliable single point estimates for each item in the income statement over a period of approximately 18 months;
- AGL Infrastructure will be more focussed on cash flow than earnings per share. Dividend payments will be based on free cash flow and retained earnings, rather than being referable to current year profits. Therefore, an indication of dividend range is most relevant for shareholders; and
- future dividend payments will be relevant to shareholders in both AGL Energy and AGL Infrastructure and by providing dividend outlook ranges AGL is making available to shareholders relevant and reliable information that is consistent for both entities.

The anticipated dividend outlook ranges for AGL, AGL Energy and AGL Infrastructure summarised in the table below are subject to the assumptions set out above in this Section 1. Further relevant detail relating to AGL Energy is contained in Sections 4 and 5 and on AGL Infrastructure in Sections 6 and 7. AGL Shareholders should have regard to these matters in considering the dividend outlook ranges. Additionally, the dividend outlook ranges are subject to, and should be considered in light of, the risks and disadvantages of the Demerger explained in Section 2 and the business risks faced by AGL Energy (explained in Section 4.4) and AGL Infrastructure (explained in Section 6.4).

Figure 1.3 Dividend outlook ranges

Payment by	2005 Dividend per share (cents) AGL actual	2006 Dividend per share (cents) AGL previous guidance	2006 Dividend per share (cents) Anticipated following Demerger	2007 Dividend per share (cents) Anticipated following Demerger
AGL	63.0[1]	63.0	31.0[2]	
AGL Energy			17.5 – 19.5[3]	40.0 – 43.0[4]
AGL Infrastructure			16.0 – 17.0[3]	35.5 – 36.5[4]
Total	63.0	63.0	64.5 – 67.5[5]	75.5 – 79.5[5]
Franking	95%	100%	100%	100%

1. Comprising an interim dividend of 31 cps (franked to 28 cps – 90.32%) paid on 24 March 2005 and a final dividend of 32 cps (fully franked) paid on 23 September 2005. In relation to the 2005 financial year, AGL Shareholders also received a special dividend of 30 cps on 24 March 2005 and a capital return of 50 cps on 29 April 2005 as part of AGL's capital management program.
2. Anticipated to be a fully franked interim dividend relating to the 31 December 2005 half year results, payable in March 2006.
3. Anticipated payment date of September 2006.
4. Anticipated to comprise an interim dividend in March 2007 and a final dividend in September 2007.
5. Total for AGL Shareholders who retain both their AGL Energy Shares and AGL Infrastructure Shares at the time of entitlement to both the interim and final dividends.

(d) Key assumptions for dividend outlook

The key assumptions that were used in determining the dividend outlook ranges for AGL Energy and AGL Infrastructure are set out below. AGL Shareholders should also refer to the key risk factors of the Demerger (set out in Section 2) together with the key business risk factors of AGL Energy (set out in Section 4.4) and AGL Infrastructure (set out in Section 6.4).

AGL Energy

AGL Energy will operate in a highly competitive market, where profitability can be significantly impacted by a range of factors. Further, as stated in Section 1.3(c), the payment of dividends will be at the discretion of the AGL Energy Board. However, the AGL Board has considered a number of factors in determining the anticipated 2006 and 2007 financial years dividend outlook ranges which reflect dividends that are expected to be able to be declared by the AGL Energy Board. Future matters are by their nature subject to significant uncertainties, many of which will be outside the control of AGL Energy and its directors. As a result, no assurance can be given that the dividend outlook ranges will be achieved. Key assumptions used in determining the dividend outlook ranges for AGL Energy are set out below:

- customer consumption is consistent with the forecast demand for energy, long term average weather patterns exist in AGL Energy's markets, stable economic conditions, availability of supply, and existing fuel sources remain competitive with alternatives;
- customer churn is consistent with levels over the last 2 years, AGL Energy maintains its competitive position in the market and conducts appropriate marketing campaigns in order to acquire new customers at competitive margins;
- gas and electricity retail prices are consistent with current regulatory price paths in AGL Energy's markets and existing customer contracts and price discounting is consistent with recent levels;
- wholesale electricity purchase costs are consistent with existing supply contracts and historic average pool prices, long term average weather patterns and CPI forecasts;
- wholesale gas purchase costs are consistent with existing long term supply contracts;
- energy transmission and distribution charges are in accordance with regulated tariffs and existing haulage contracts;
- crude oil volumes of the PNG upstream interests are consistent with forecasts made at the time of AGL's agreement to acquire an equity interest of 10% in the PNG Upstream Gas Project and revenue from this investment is effectively hedged;
- operating performance and costs from all of AGL Energy's power generation plants remain in line with recent historic performance;
- the financial impact on AGL Energy of the Southern Hydro acquisition is in line with AGL's announcement on 31 October 2005;
- business operating costs are consistent with those of the year ended 30 June 2005 (including no adjustment for the financial impact of any AGL Energy employees whose positions become redundant post-Demerger);
- the operating results, cash flows, franking and financial position of AGL Energy's non-controlled investments are inline with the current estimates provided by management of these businesses;
- incremental corporate costs as a result of the Demerger of approximately $10.5m per annum are incurred. All other AGL corporate costs currently borne by AGL Energy are consistent with the allocation of corporate costs in the pro forma financial statements in Section 5;
- an average CPI of approximately 2.5% per annum for the outlook period;
- no changes of a material nature occurring to AGL Energy's accounting policies or to Australian equivalents to International Financial Reporting Standards and other mandatory financial reporting requirements applicable in Australia and the Corporations Act which could have a material effect on AGL Energy's financial results, including cash flows;
- any earnings volatility as a result of the application of AASB 139 cannot be reliably estimated and has not been taken into account;
- no significant changes occur in legislation, regulatory requirements or government policy, or to the political or economic environment in Australia or PNG that impact on AGL Energy;
- no significant industrial, contractual, competitive or political disturbances or other matters beyond the control of AGL Energy impact AGL Energy and the continuity of its operations;
- no material legal claims or liabilities that impact on AGL Energy arise which have not previously been recognised;
- no significant changes occur in the competitive landscape of the Australian energy industry; and
- no change occurs in Australian taxation legislation which will have a material impact on AGL Energy's financial results, cash flows and franking.

In particular, the AGL Board considers that factors impacting retail demand and prices and wholesale energy cost of goods sold are expected to play a major part in determining whether dividends are able to be paid at the higher or lower end of the range.

Subject to the factors set out above, profit, cash flow and franking capacity is anticipated to be able to support dividend payments in the range set out in Figure 1.3 assuming a dividend payout ratio of approximately 60% of net profit after tax and excluding any impact of AASB 139 and significant items.

AGL Infrastructure

AGL Infrastructure's business includes regulated infrastructure assets and Agility which operates in a competitive market segment. As a result, profitability and cash flow can be impacted by a range of factors. Further, as stated in Section 1.3(c), the payment of dividends will be at the discretion of the AGL Infrastructure Board. However, the AGL Board has considered a number of factors in determining the anticipated 2006 and 2007 financial years dividend outlook ranges of AGL Infrastructure which reflect dividends that are expected to be able to be declared by the AGL Infrastructure Board. Future matters are by their nature subject to significant uncertainties, many of which will be outside the control of AGL Infrastructure and its directors. As a result, no assurance can be given that the dividend outlook ranges will be achieved. Key assumptions used in determining the dividend outlook ranges for AGL Infrastructure are set out below:

- transportation volumes, tariffs and cost of sales for the gas networks and the electricity networks are materially in accordance with current regulatory determinations;
- Agility's existing customers are retained on their current terms, with anticipated growth in third party revenue following recent acquisitions in Queensland;
- the timing and quantum of capital expenditure is based on current estimated requirements to maintain the reliability of supply and to support anticipated growth, including the Sydney primary main loop;
- the operating results, cash flows, franking and financial position of AGL Infrastructure's non-controlled and non-publicly listed investments are in line with the current estimates provided by the management of these businesses;
- the operating results, cash flows, franking and financial position of AGL Infrastructure's investment in APT are in line with market outlook statements made by APT;
- Gas Valpo in Chile has sufficient gas available at prices to facilitate continued supply to its customers in line with current levels and prices;
- an average foreign currency exchange rate of the Chilean peso relative to the Australian dollar of approximately 415 Chilean pesos to the Australian dollar for the outlook period;
- AGL Infrastructure retains sufficient funding capacity to support debt funding the majority of its growth related network capital expenditure;
- business operating costs are consistent with those of the financial year ended 30 June 2005 (including no adjustment for the financial impact of any AGL Infrastructure employees whose positions become redundant post-Demerger);
- AGL Infrastructure's corporate costs are consistent with the allocation of corporate costs in the pro forma financial statements in Section 7;
- an average total debt funding cost of approximately 6.4% per annum based on the debt facilities described in Section 7.5(c) continuing on their current terms. This includes an assumed hedging level of 95% for the outlook period;
- an average CPI of approximately 2.5% per annum for the outlook period;
- no changes of a material nature occurring to AGL Infrastructure's accounting policies or to Australian equivalents to International Financial Reporting Standards and other mandatory financial reporting requirements applicable in Australia and the Corporations Act which could have a material effect on AGL Infrastructure's financial results, including cash flows;
- no significant changes occur in legislation, regulatory requirements or government policy, or to the political or economic environment in Australia or Chile that impact on AGL Infrastructure;
- no significant industrial, contractual, competitive or political disturbances or other matters beyond the control of AGL Infrastructure impact AGL Infrastructure and the continuity of its operations;
- no material legal claims or liabilities that impact on AGL Infrastructure arise which have not previously been recognised;
- no significant changes occur to the competitive landscape of the Australian or Chilean energy industry; and
- no change occurs in Australian taxation legislation which will have a material impact on AGL Infrastructure's financial results, cash flows and franking.

In particular, the AGL Board considers that the factors impacting transportation volumes and capital expenditure, including the capacity to debt fund capital expenditure, are expected to play a major part in determining whether dividends are able to be paid at the higher or lower end of the range.

Subject to the factors set out above, profit (including retained earnings), cash flow and franking capacity is anticipated to be able to support dividend payments in the range set out in Figure 1.3.

2. Benefits, Disadvantages and Risks of the Demerger Proposal

2.1 Introduction

In addition to the other material presented in this Booklet, this Section identifies the material benefits, disadvantages, risks and other factors you should consider when deciding whether to vote in favour of the resolutions required to implement the Demerger.

The risks identified in this Section 2 are in addition to the business risks which AGL Energy and AGL Infrastructure will continue to face following completion of the Demerger which are explained in Sections 4.4 and 6.4.

2.2 Benefits of the Demerger Proposal

The principal objective of the AGL Board in proposing the Demerger is to create longer term value for AGL Shareholders. Over the last several years, stock markets have increasingly used different approaches in valuing energy companies compared to infrastructure companies. Following the implementation of the Demerger, each of AGL Energy and AGL Infrastructure will have a separate management team, the capacity to adopt an appropriate capital structure and financial policies (including dividend policies) and to pursue identified development and growth opportunities.

Shareholders should note the improved trading performance of AGL Shares in the period immediately before and after the announcement of the Demerger Proposal on 31 October 2005:

- for the 30 trading days preceding 31 October 2005, AGL Shares traded at a volume weighted average price of $14.60;
- for the 30 trading days subsequent to that announcement, including 31 October 2005, AGL Shares traded at a volume weighted average price of $15.75;
- since the close of trading on the day preceding the announcement and up to the trading day immediately prior to the date of this Booklet, AGL Shares have traded at between $14.50 – $18.60 with a volume weighted average price of $16.78; and
- the closing price of AGL Shares on the trading day immediately prior to the date of this Booklet was $17.90.

(a) Focus on core business activities and strategies

Following the Demerger AGL Energy and AGL Infrastructure will be separate listed companies with separate boards and management. The AGL Board considers that this will enable AGL Energy and AGL Infrastructure to focus on their respective objectives and core competencies and make strategic and operational decisions on the basis of priorities and objectives that are relevant to each business.

(b) Clear investment choice

The operating characteristics and financial profiles of AGL Energy and AGL Infrastructure are different. Some investors look for different growth paths in earnings and for different levels of distributions from an energy business compared to an infrastructure business. The combination of AGL Energy and AGL Infrastructure within a single group does not provide choice for those investors who prefer an exposure to an investment in one of these businesses but not the other.

The Demerger will provide current AGL Shareholders and future investors with a clear investment choice and the flexibility to choose the level of exposure that they would like to each company:

- AGL Energy will provide investors with exposure to an energy company which will focus on growth in earnings per share and total shareholder returns; and
- AGL Infrastructure will provide investors with exposure to an infrastructure company which will focus on cash flow growth and the payment of franked dividends.

Following the implementation of the Demerger, AGL Shareholders will be able to retain, increase or decrease their investments in each business having regard to their own financial profiles and risk preferences.

(c) Improved growth opportunities

In recent years, it has become difficult for AGL to compete for infrastructure assets due to the following:

- the cash flow provided by infrastructure assets in early years is often considerably stronger than accounting earnings. This has made it difficult for AGL to consider investment in infrastructure assets without compromising earnings per share growth; and
- the credit rating that the AGL Board considers is appropriate for AGL's energy trading activities has placed constraints on the level of gearing within AGL. This has placed AGL at a competitive disadvantage when pursuing opportunities in the infrastructure sector.

The AGL Board considers that the Demerger will provide AGL Energy and AGL Infrastructure with the ability to pursue growth opportunities based on their respective drivers of shareholder value.

(d) Appropriate capital structure

Following the implementation of the Demerger, each of AGL Energy and AGL Infrastructure will have the ability to develop a capital structure and financial policies (including dividend policies) appropriate to its own particular operational and strategic objectives.

Following the announcement of the Demerger, Standard & Poor's was engaged to undertake an indicative rating evaluation of AGL Energy and AGL Infrastructure. The rating evaluation assessed the likely corporate credit rating of AGL Energy and AGL Infrastructure following the implementation of the Demerger. Standard & Poor's has indicatively assessed:

- AGL Energy's long term corporate credit rating as BBB+ Stable. The BBB+ Stable credit rating will underpin AGL Energy being a creditworthy counterparty to trade effectively in energy derivatives in the NEM; and
- AGL Infrastructure's long term corporate credit rating as BBB Stable.

It is important to note that the ongoing capital structure and financial policies (including dividend policies) of AGL Energy and AGL Infrastructure will be at the discretion of their respective boards and may change from time to time.

2.3 Disadvantages of the Demerger Proposal

(a) Demerger transaction costs

Total Demerger transaction costs are estimated at approximately $77 million (estimated to be approximately $60 million after tax), comprising cash costs of approximately $52 million and a $25 million write down of information technology systems. These costs will be borne by AGL Infrastructure. Of the cash transaction costs, it is estimated that approximately $34 million will be incurred or committed to progress the Demerger Proposal prior to the Meetings. This amount primarily relates to advisor fees, financial, legal, accounting and expert fees, stamp duty, insurance and other costs.

If the Demerger proceeds, there will be remaining cash transaction costs estimated at approximately $18 million which will be incurred after the Meetings. This primarily relates to advisor fees and the costs of establishing AGL Energy as a separate entity, including fees associated with its ASX listing, information technology systems and human resources costs.

(b) Additional costs for AGL Energy

Following the Demerger, AGL Energy will be an independent company listed on ASX, which will necessarily involve additional corporate costs including maintaining a separate board and management, share registry, information technology, reporting system and other corporate functions. It is expected that these costs will initially be in the order of $10.5 million per annum. These additional costs have been reflected in the reconciliations from actual to pro forma results for AGL Energy set out in Section 5.

(c) Potential increased borrowing costs

Neither AGL Energy nor AGL Infrastructure will have the financial support or credit profile associated with being part of AGL. This may result in AGL Energy and AGL Infrastructure having a higher cost of borrowing than AGL.

(d) Effects of reduction in size and diversification

After the Demerger, AGL Energy and AGL Infrastructure will each be smaller and less diversified companies than AGL. The effect of a significant adverse event in AGL Energy will not be able to be offset by favourable developments in AGL Infrastructure or vice versa. Accordingly, the proportionate impact of an adverse development on the value of a share in one of the demerged companies can be expected to be more significant than the impact of the same adverse development on the value of an AGL Share.

(e) Lower individual index weightings than AGL's current weighting

Although AGL Energy and AGL Infrastructure are expected to be included in the S&P/ASX 100 Index and most other key market indices, both companies will have a lower market capitalisation and consequent lower weighting in the S&P/ASX 100 Index (compared to AGL) which may result in lower institutional investor interest in the separate companies relative to that for AGL pre-Demerger.

2.4 Risks of the Demerger Proposal

(a) Development of a liquid trading market

There has not previously been a separate public market for either AGL Energy Shares or AGL Infrastructure Shares. Accordingly, there can be no assurance that an active trading market will develop for AGL Energy Shares or AGL Infrastructure Shares after the Demerger or that AGL Energy Shares or AGL Infrastructure Shares will trade at a particular level in the public market following the Demerger. The AGL Board also expects that following the Demerger a number of shareholders may seek to adjust their holdings in AGL Energy Shares and/or AGL Infrastructure Shares and accordingly there may be, at least in the period shortly after the shares separately trade on ASX, a more volatile market for shares of the demerged companies.

(b) Uncertainty about the combined market value of AGL Energy and AGL Infrastructure

As a result of a number of factors, including the other risk factors described in this Section 2.4 and the risk factors particular to AGL Energy and AGL Infrastructure described in Sections 4.4 and 6.4 respectively, there is a risk that the combined market value of AGL Energy Shares and AGL Infrastructure Shares after the Demerger will be less than the market value of AGL Shares before the Demerger. AGL Shareholders should note, however, that if the Demerger does not proceed, there can be no guarantee that AGL Shares will continue to trade at prices in line with recent levels.

(c) AGL Energy and AGL Infrastructure may not achieve an improved stock market rating

Following the Demerger there is a risk neither AGL Energy nor AGL Infrastructure will achieve an improved stock market rating relative to AGL's stock market rating prior to the announcement of the Demerger. In addition if, following the Demerger, either AGL Energy or AGL Infrastructure is trading at valuation multiples lower than comparable entities, there is a risk that AGL Energy or AGL Infrastructure (as the case may be) could become the subject of an unsolicited and opportunistic takeover offer.

(d) Potential impact of delays or unexpected costs in establishing AGL Energy and AGL Infrastructure as separate independent companies

Prior to the Demerger, certain AGL information technology systems, applications and business processes were deployed in the delivery of business functions in areas such as group finance, company secretarial, human resources and property management to both AGL Energy and AGL Infrastructure. The Demerger will require both AGL Energy and AGL Infrastructure to have separate capabilities in these areas.

AGL Energy and AGL Infrastructure will enter into a Transitional Services Agreement (see Section 12.8(b) for further information) whereby certain, but not all, of these functions will following implementation of the Demerger be provided by AGL Energy to AGL Infrastructure on a transitional basis for a period of time. AGL Infrastructure will undertake these functions independently of AGL Energy after the expiration of the transitional arrangements.

There is a risk that the establishment of these new capabilities in AGL Energy and AGL Infrastructure will take longer than expected or may involve greater costs than currently anticipated.

AGL has engaged expert consultants to assist in implementing the separation of the abovementioned functions between AGL Energy and AGL Infrastructure following the Demerger. This process is also intended to identify appropriate structures and systems for the demerged entities to facilitate efficiency improvements and cost reductions.

(e) Potential impact of Demerger accounting on AGL Infrastructure's ability to pay dividends

AGL is required to account for the Demerger as a sale of AGL Energy based on fair value. If the fair value of AGL Energy is less than the carrying value of AGL Energy at the Economic Separation Date, then AGL Infrastructure will be required to book a loss in respect of the Demerger for the 2006 financial year. There is a risk that any significant loss arising from the accounting treatment of the Demerger may mean that AGL Infrastructure may not be able to pay dividends to the extent described in Section 1. To the extent that fair value of AGL Energy exceeds its carrying value immediately before the Economic Separation Date, AGL will notionally credit the excess amount to AGL Shareholders as a dividend for accounting purposes. This notional dividend (if applicable) will not be paid in cash to AGL Shareholders and will not be taxable to AGL Shareholders.

2.5 Other relevant considerations

(a) Alternatives to the Demerger Proposal

The AGL Board considers that the Demerger will deliver greater longer term value for AGL Shareholders than the status quo or alternative restructuring options. Before coming to this view, the AGL Board considered a number of alternatives, including increasing the level of dividends paid by AGL, increasing AGL's level of gearing, asset or company acquisitions and sales, creating a stapled security for AGL, and alternative demerger structures such as demerging AGL Infrastructure.

Having regard to the alternatives it has considered, the AGL Board has concluded that the Demerger Proposal is the best alternative currently available to AGL to enhance longer term value for shareholders. The AGL Board considers that the Demerger Proposal offers AGL Shareholders the opportunity to make their own decision regarding their continuing investment in the businesses to be conducted by AGL Energy and AGL Infrastructure. A benefit of the Demerger Proposal is that all Participating Shareholders, if they wish, will be able to retain an interest in all of AGL's current businesses.

It should be noted that the implementation of the Demerger does not prevent the boards of AGL Energy or AGL Infrastructure implementing a number of the alternatives considered by AGL prior to announcing the Demerger Proposal.

(b) AGL's Half Year Report for the 6 months ended 31 December 2005

GL anticipates that its Half Year Report for the 6 months ended 31 December 2005 will be released on 28 February 2006, at which time the Half Year Report will be lodged with ASX and posted on AGL's website, **www.agl.com.au**. If the information contained in the Half Year Report impacts on the recommendation of the AGL Directors to vote in favour of the Demerger or the opinion of the Independent Expert, Grant Samuel, or otherwise causes a material statement made in this Booklet to be false or misleading, AGL will provide supplementary information to AGL Shareholders.

3. Overview of the Australian Energy Industry

3.1 The electricity industry

(a) Overview

Prior to industry reforms in the 1990s, the Australian electricity sector generally consisted of State owned, vertically integrated electricity authorities or enterprises which between them controlled the entire supply chain from generation to retail. During the 1990s, a number of States reformed their electricity supply industries by disaggregating these vertically integrated monopolies with a view to establishing competitive generation and retail sectors and price and access regulated monopoly transmission and distribution network assets.

Commonly, the distribution and retail components were not, however, disaggregated by the initial reforms undertaken by the States. Subsequent commercial transactions have increasingly separated the retail (that is, energy) and network (that is, infrastructure) components of these businesses. The Demerger is a further such initiative giving effect to that separation.

During that period of restructure and reform in the 1990s:

- Victoria, NSW, the ACT, South Australia, Queensland and Tasmania progressively established an interconnected National Electricity Market (**NEM**);
- Victoria privatised its electricity and gas assets; and
- South Australia established long term leases over its electricity assets.

Separate regulatory arrangements apply to the electricity systems of Western Australia and the Northern Territory.

The physical structure of the electricity supply industry appears in Figure 3.1.

Figure 3.1 **Overview of electricity industry structure**



Generation/Wholesale
Power plants generate electricity for supply to the national electricity market.
Transmission
Transmission networks transport electricity from generators to population centres.
Distribution
Low voltage electricity is distributed via a network of poles and wires to consumer sites.
Retail
Residential, commercial and industrial consumers buy electricity from retailers.
Services
Design, construct, operate, maintain and manage electricity infrastructure.

(b) National Electricity Market

A competitive wholesale spot market was formed in 1998 with the advent of the NEM. The National Electricity Market Management Company (**NEMMCO**) is responsible for administering and operating the NEM in accordance with the National Electricity Market Rules (formerly the National Electricity Code) (**NER Rules**). The NER Rules which were initially created by legislation and may be amended by the Australian Energy Market Commission (**AEMC**).

The participating jurisdictions are NSW, the ACT, Victoria, Queensland, South Australia and Tasmania. Each of these jurisdictions is already interconnected except for Tasmania which will become interconnected in 2006 with the completion of the construction of Basslink. Western Australia and the Northern Territory are not expected to join the NEM in the immediate future due to physical constraints and distance between the electricity grids in these areas and the rest of the NEM. Figure 3.2 presents an overview of the transmission networks which link the NEM.

The NER Rules support a market that trades both within and between the five regions of the NEM (essentially the existing states except for NSW, which includes the ACT and where the Snowy region has been established as a separate region). Trading between participants in different regions of the NEM (each region broadly corresponding to the former separate State systems) has been enhanced through a combination of the NER Rules, which facilitate the more flexible use of existing interconnectors and the construction of new interconnectors. Figure 3.2 presents an overview of the transmission networks that link the NEM.

Figure 3.2 **Electricity transmission interconnectors**


QNI
Directlink
Murraylink
NSW/Snowy
Heywood
VIC/Snowy
Basslink
from2006
Legend
Existing electricity connector
Proposed electricity connector
(under construction)

Source: NEMMCO, Statement of Opportunities for the National Electricity Market 2005.

NEMMCO establishes clearing or spot prices for electricity sold by generators to either retailers or large end users. Sale and purchase bids are submitted in advance for half hour trading intervals and NEMMCO uses those bids to clear (dispatch) the market every five minutes. The trading interval price is the average of the six clearing (dispatch) prices in each half-hour. NEMMCO establishes a price for each region in the NEM. After the trading interval, NEMMCO administers a settlement process in which retailers pay for the energy their customers consume and the generators that were dispatched are paid for the energy they have generated.

The spot price can be volatile. To address this volatility, parties commonly contract directly with each other at agreed prices and/or in the case of retailers become more vertically integrated. These financial contracts are generally in the standard form for commodity hedge trading used in Australia and overseas. NEMMCO auctions the settlement residues that result from the regional operation of the NEM to allow participants to offset the basis risk of inter-regional trading.

(c) Regulatory framework

As set out above, since the 1990s a fundamental reform and reorganisation of the energy industry has been undertaken supported by regulatory reforms principally providing for:

- a competitive spot market for the dispatch of electricity from generators with regulations concerning the effective operation of that market;
- regulated prices and access to networks; and
- consumer protection through regulation of marketing, the non-price terms and conditions of certain retail energy contracts and safety net pricing arrangements.

As a result of recent reviews into the energy industry, a second round of regulatory reform has commenced. While the core concepts of a spot market, regulated networks and retail competition with regulated safety nets have been maintained, the allocation of regulatory

functions has been redesigned, with two new bodies, the Australian Energy Regulator (AER) and the AEMC having been established to perform certain existing regulatory functions as described below. The purpose of these reforms was to strengthen competition and investment, streamline the existing regulatory arrangements and eliminate regulatory overlap.

One of the features of the former regulatory regime that limited the degree to which participants could avail themselves of the full opportunities for expanding geographically was that much regulation continued to be State based. For example, generally, participants in each sector of the industry require State issued licences or authorisations and the terms and conditions for retail contracts and marketing are regulated by State codes of conduct. In 2003, following the independent review of the Australian energy market for the Council of Australian Governments, the Ministerial Council on Energy **(MCE)** agreed to a package of market and regulatory reforms, including the move towards national regulation. The MCE, which comprises the energy ministers from all jurisdictions (State, Territory and Commonwealth) and has responsibility for policy making for the NEM, announced the following new regulatory arrangements to apply to the electricity industry:

- **AER:** the AER is the national regulatory body with responsibility for monitoring and regulating the wholesale electricity market (including enforcing the NER Rules) and economic regulation of electricity transmission networks. The AER is a constituent part of the ACCC and operates as a separate legal entity. The National Electricity Code Administrator **(NECA)** was previously responsible for the former function while the ACCC previously had responsibility for the latter function;
- **AEMC:** the AEMC is a new body with responsibility for NER Rule making and market development. NECA previously had these responsibilities but has now been abolished;
- **ACCC:** the ACCC retains responsibility for general competition and anti-trust regulation and transitional access undertakings under the Trade Practices Act; and
- **Existing State based regulators:** these are currently responsible for licensing electricity industry participants and regulating distribution and retail services. However, it is proposed that, from 1 January 2007, the AER will have responsibility for the regulation of distribution networks (except in Western Australia and the Northern Territory). It is also proposed that the AER will become responsible for regulation of retail market(s) (other than retail pricing). The future of retail price setting is still under consideration by the MCE. In the meantime, State based regulators will continue to regulate the electricity price for non-contracted retail customers. These changes were expected to commence on 1 July 2005 but have been delayed.

(d) Generation

The majority of electricity (by volume) in Australia is generated using brown and black coal, which is in abundant supply in many parts of Australia. Coal-fired power stations tend to operate continually, providing base load power into the NEM. Electricity is also generated from gas-fired power stations and renewable sources, such as hydro which have fast start capabilities and therefore are used to provide intermediate and peaking power in times of higher electricity demand. Wind power is also an emerging fuel source. Figure 3.3 sets out generation capacity in the NEM.

Figure 3.3 **Generation capacity in the NEM**


Queensland
10,486 MW
South Australia
3,490 MW
NSW/ACT
12,401 MW
Snowy
3,711 MW
Victoria
8,711 MW
Tasmania
2,400 MW

Source: NEMMCO, Statement of Opportunities for the National Electricity Market 2005.
Note: Data used is Winter Aggregate Generation Capability for 2006.

Total electricity sent out for each of the States that comprise the NEM is forecast by NEMMCO to increase by 21.8% over the ten year period until 2015 as shown in Figure 3.4.

Figure 3.4 **Sent-out energy projections for NEM States**



NSW/ACT
Queensland
Victoria
South Australia
Tasmania
Sent-Out Energy (GWh)
250,000
200,000
150,000
100,000
50,000
0
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Source: NEMMCO, Statement of Opportunities for the National Electricity Market 2005.

NEMMCO forecasts maximum peak demand to grow by 35.1% by 2015, as shown in Figure 3.5. Often peak demand is met by other generators in the NEM that export electricity via interconnectors between States. Peak demand is a leading indicator of growth requirements in transmission and distribution networks, as these networks must be able to meet peak load requirements.

Figure 3.5 **Maximum Peak demand forecasts for NEM States**



NSW/ACT
Queensland
Victoria
South Australia
Tasmania
Demand (MW)
50,000
40,000
30,000
20,000
10,000
0
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Source: NEMMCO, Statement of Opportunities for the National Electricity Market 2005.

Note: Except for Tasmania, the chart is based on forecasts of summer maximum demand and a 50% probability of exceedance for the medium growth scenario. In the case of Tasmania, winter maximum demand figures are used.

(e) Low emission and renewable generation

Environmental factors, in particular the issue of climate change, have an important impact on the electricity industry. Community expectations and government policies are driving increasing investment in low emission and renewable energy technologies. Low emission and renewable energy is a growing energy resource, as indicated in Figure 3.6.

Figure 3.6 **Forecast Australian generation by fuel**


Black coal
Brown coal
Natural gas
Renewables
Oil
Production (TWh)
500
400
300
200
100
0
2005
2010
2015
2020
2025
2030

Source: *ABARE, Australian Energy National and State Projections to 2029-2030, October 2005.*

Factors underpinning growth of low emission and renewable energy sector include:

- **Carbon emissions and trading:** the Kyoto Protocol agreed between and adopted by most countries (but not Australia) contains national greenhouse gas emission reduction targets for each participating country;
- **Regulatory support:** governments have introduced regulatory frameworks designed to promote the consumption of energy from low emission and renewable sources. In particular, retailers are required to purchase a certain amount of energy from renewable energy sources. In turn, renewable generators earn revenue from the sale of Renewable Energy Certificates **(RECs)**; and
- **Technological advances:** alternative energy technologies are increasingly proving to be reliable forms of electricity generation which, together with their environmental benefits, make them a genuine alternative to traditional technologies.

Although the Australian Government has not ratified the Kyoto Protocol, under which developed countries are required to reduce total emissions to 95% of 1990 levels by 2008 – 2012, Australia is committed to meeting its target of 108% of 1990 levels. On a local level, similar policies have been put in place around Australia to reduce greenhouse gas emissions or to promote renewable energy generation. Greenhouse gas emissions for electricity generated from natural gas are lower than for electricity generated from coal. Figure 3.7 illustrates that natural gas is expected to be increasingly used as a production source.

Figure 3.7 **Forecast Australian generation by low emission and renewable fuel**


Natural gas
Hydro
Wind
Biomass
Biogas
Production (TWh)
140
120
100
80
60
40
20
0
2005
2010
2015
2020
2025
2030

Source: *ABARE, Australian Energy National and State Projections to 2019-2020, October 2005.*

The main renewable energy framework in Australia is the Mandatory Renewable Energy Target scheme **(MRET)** introduced by the Australian Government in December 2000. The MRET targets the generation of an additional 9,500 GWh per year of electricity from renewable sources by 2010. Retailers and purchasers must contribute to this target through the purchase of RECs, with financial penalties for non-compliance. One REC is equal to one MWh of electricity produced from eligible fuels including hydro, wind, solar, biomass and landfill gas. There are also various State based schemes and initiatives including the NSW Greenhouse Gas Abatement Scheme and the Queensland 13% Gas Scheme.

- **NSW Greenhouse Gas Abatement Scheme:** retailers in NSW are required to reduce greenhouse emissions to 7.27 tonnes per capita per annum by 2007 and maintain this level until 2012. To satisfy this requirement, retailers are able to purchase abatement (emission reductions) that is registered as a NSW Greenhouse Gas Abatement Certificate **(NGAC)**; and
- **Queensland 13% Gas Scheme:** retailers in Queensland are required to source 13% of their wholesale electricity from gas-fired generation until 2019. To facilitate this requirement, retailers are able to purchase Gas Electricity Certificates **(GECs)**.

(f) Transmission and distribution

Australian transmission lines and distribution networks are both government owned and non-government owned. Electricity produced by generators (apart from small generators connected to the distribution system) is transmitted via high voltage transmission lines to population centres where it is delivered to consumers via a distribution network. Some very large industrial customers (such as aluminium smelters) are directly connected to the transmission network. The primary role of the transmission and distribution network owners is to construct, operate and maintain their networks. Distributors are often responsible for public lighting services and meter reading.

As distribution is generally a natural monopoly activity in that replication of the network is uneconomic, most areas are covered by one licensed distributor.

(g) Transmission and distribution network regulation

Transmission networks are subject to economic regulation by the AER. Transmission owners charge regulated tariffs to distributors, who in turn charge regulated tariffs to retailers or large industrial customers.

Distribution networks are subject to economic regulation by local regulators. Distribution owners charge regulated tariffs to retailers or large industrial customers. Distribution tariffs are currently regulated by State agencies, but as part of the current regulatory reform process it is expected that the AER will become the responsible regulator from 1 January 2007.

The regulatory regime provides for periodic reviews where the regulator can assess the terms of access proposed by the service provider and can approve or vary the terms. The building block approach is generally used by State regulators. It provides for a target revenue stream that is designed to cover operating costs, depreciation and a return on assets, calculated by reference to a weighted average cost of capital applied to a regulatory asset base. Application of the regulatory regime provides incentives for the network owners to improve efficiency over the regulatory period. Regulatory practice in distribution has been to apply a price cap regime, whereby distribution tariffs are regulated. This provides distribution owners with growth incentives, and with possible revenue increases if actual consumption (either by number of customers or the nature of their consumption) is greater than that assumed by the regulator in making the determination.

Although there is a degree of latitude for distributors and regulators, the usual process is as follows. Regulated prices are set for a period of five years. The tariff review process is a public consultative process whereby distributors provide the regulator with their price service proposals. Key stakeholders may comment on the distributor's proposal, after which the regulator issues a draft determination setting out the regulator's views and position with regard to the distributor's submission. There is another iteration of public comment including an opportunity for reply for the distributor, after which the regulator issues its final determination.

The final determination is subject to limited rights of appeal which differ across States. Applicable appeals structures vary as between different States and different sectors (eg electricity transmission and gas networks). As part of the current reform process, the MCE is consulting on which appeal process should apply to each energy network sector.

(h) Retailers

Retailers purchase electricity from the NEM and sell to residential, business and industrial customers. The retail tariff for customers on a bundled tariff (which are mainly residential and small business customers) is an aggregation of the cost of energy supply, transmission tariffs, distribution tariffs and a retail cost covering administration, billing, operating costs, market costs and a margin.

Within the NEM, with the exception of those in Queensland and Tasmania, all customers may choose which retailer to buy from and may procure electricity on terms determined on a commercial basis ("full retail contestability" **(FRC)**). Beyond the NEM, neither Western Australia nor the Northern Territory has yet implemented FRC. In Queensland, it is intended that all customers will be able to choose their retailer from 1 July 2007, while Tasmania is planning FRC from 2010.

Notwithstanding the staggered introduction of FRC, statutory provisions in each of the States and Territories within the NEM require at least one retailer to supply electricity to any small customer (defined in various terms, by jurisdiction, according to annual electricity consumption) within its supply region, who does not choose to purchase electricity from a retailer on negotiated terms. Electricity tariffs under these statutory provisions are subject to regulatory oversight by jurisdictional regulators. As competition increases, there is scope for this safety net regulation to be phased out. However, there is no guarantee as to whether or when this will occur.

(i) Electricity demand

Energy consumption growth is driven by a number of factors including:

- general economic growth in industrial and commercial sectors;
- population growth;
- growth in new housing;
- increasing installation and usage of air conditioners; and
- growth in other electrical appliance sales.

Electricity consumption peaks during the summer period in all States, with the exception of Tasmania which has a winter peak load.

3.2 The gas industry

(a) Overview

Piped natural gas was progressively introduced into parts of Victoria, Queensland, South Australia, NSW, the ACT and Western Australia throughout the period between 1960 and the 1980s. Piped natural gas has also begun to be supplied in Tasmania. Most reserves are located in areas remote from major retail load centres requiring the development of pipeline infrastructure to bring the gas to market.

The gas industry has four segments: exploration and production, transmission, distribution and retailing. Within the gas industry, the competitive functions of production and retail have been separated from the monopoly functions of transmission and distribution, including through privatisations in some States and legislative ring-fencing arrangements. An overview of the gas supply industry structure is shown in Figure 3.8.

Figure 3.8 **Overview of gas industry structure**


Generation/Wholesale
Onshore and offshore gas fields are drilled to access gas reserves.
Transmission
Large high pressure pipelines carry gas from the gas fields to key makets.
Distribution
Low pressure gas is distributed via a network of pipelines to consumer sites.
Retail
Residential, commercial and industrial consumers buy gas from retailers.
Services
Design, construct, operate, maintain and manage gas infrastructure.

Gas purchases between producers and retailers/wholesalers are typically agreed under long term contracts. Gas prices are not volatile, since prices are fixed under these contracts, usually allowing for increases in inflation and periodic price resets. In addition, in Victoria, gas can be purchased in the wholesale gas market at spot prices. Pricing in this spot market is much less volatile than pricing in the wholesale electricity market.

The energy market reform program being conducted under the direction of the MCE includes a review of wholesale gas market arrangements. The policy direction to date has been to facilitate the development of market arrangements according to the needs identified by market participants.

(b) Regulatory framework

The regime for regulation of third party access to natural gas transmission pipelines and distribution networks in Australia is detailed in the Gas Access Regime **(GAR)** and is given effect by a Gas Pipelines Access Act in each State and Territory which implements the National Third Party Access Code for Natural Gas Pipeline Systems **(Gas Code)**. The GAR was the subject of an intergovernmental agreement in 1997 and the Gas Code commenced in the jurisdictions progressively from July 1988. It has operated with only minor changes since then. Except in Queensland and Tasmania, the GAR has been certified as an "effective" regime under Part IIIA of the Trade Practices Act.

Gas pipelines and networks can be "covered" or "uncovered" according to the application of statutory criteria. Owners of covered pipelines must submit access arrangements and periodic revisions to their arrangements for approval by regulators. These access arrangements are the instrument by which price regulation occurs. Uncovered pipelines are free to determine prices and other terms and conditions on a commercial basis.

The various bodies which regulate the gas industry are:

- **National Competition Council:** on the application of an access seeker (or a pipeline owner) the NCC recommends to the Commonwealth or State Minister whether a pipeline is to be covered (or coverage should be lifted) and the Minister makes a determination;
- **ACCC:** the ACCC has responsibility for general competition and anti-trust regulation under the Trade Practices Act. Other than in Western Australia the ACCC is also responsible for economic regulation of and third party access to gas transmission pipelines. It is anticipated that this latter function will move to the AER as part of the current round of energy reforms. In Western Australia, the Energy Regulatory Authority is responsible for the economic regulation of third party access to gas transmission networks; and
- **State based regulators:** currently responsible for licensing gas industry participants and regulating distribution pricing and services (except in the Northern Territory where the ACCC is the local regulator for gas distribution). However, it is proposed that, from 1 January 2007, the AER will have responsibility for the regulation of distribution networks (except in Western Australia). It is also proposed that the AER will become responsible for retail markets (other than retail pricing). The future of retail price setting is still under consideration by the MCE.

(c) Gas reserves and production

Australia has extensive reserves of natural gas. The majority of Australia's discovered natural gas reserves (as at January 2004) lie off the northern coast of Western Australia. Eastern Australia has access to about 7% of Australia's reserves (or over 11,000 PJ) most of which are in the Gippsland Basin, offshore Victoria, and the Cooper Basin, in remote northern South Australia. The major sources of gas are shown in Figure 3.9.

Figure 3.9 Australian commercial gas reserves (as at 1 January 2004)


Bayu Unban
Greater Sunrise
Scott Reef Brecknock
Bonaparte Basin
Petrel Tern
Browse Basin
Black Tip
North West Shell Project
Greater Gorgon
Carnarvon Basin
Amadeus Basin
Cooper Basin
Cooper-Eromanga Basins
Adavale Basin
Bowen-Surat Basin
Perth Basin
Otway Basin
Bass Basin
Gippsland Basin
Gippsland
Geographe/Thylacine
Producing Fields
Prospective Fields

Basin	Gas Reserves (PJ)
Adavale	14
Amadeus	170
Bass	572
Bonaparte	27,721
Bowen-Surat	291
Browse	30,707
Carnarvon	98,187
Cooper-Eromanga	2,113
Gippsland	6,302
Otway	1,635
Perth	969
Coal Seam Methane	> 4,283

Source: Geoscience, Wood MacKenzie
Note: Gas reserves figures from ABARE, Australian Energy National and State Projections to 2029-2030, October 2005.

With increasing demand and with expansion and integration of the transmission pipeline network, new gas resources are being discovered and developed, such as the Bass and Otway basins in Victoria and coal seam methane (**CSM**) in Queensland and NSW. Commercial CSM reserves in Queensland currently exceed 4,000 PJ. Production of CSM at present is approximately 30 PJ per annum and, according to ABARE, will reach around 260 PJ per annum by 2030.

However, even with these new developments, a gas demand/supply shortfall is predicted in the eastern States. This shortfall will be met by supplies from sources external to the eastern States, initially from overseas, with the planned PNG Upstream Gas Project the most likely source. PNG proven reserves currently total approximately 10,000 PJ. The increasing demand for gas in the eastern States and the expectation that new sources will be necessary to partially meet this demand are illustrated in Figure 3.10.

Figure 3.10 **Eastern Australian natural gas supply and demand**


Local Production
New Sources
1,400
1,200
1,000
800
600
400
200
0
PJ
2005
2010
2015
2020
2025
2030

Source: ABARE, Australian Energy National and State Projections to 2029-2030, October 2005.

(d) Transmission and distribution

As a result of industry reforms over the last decade or more, all major gas transmission pipelines and distribution networks in Australia are now owned by the private sector. Gas producers extract the gas from underground wells and process it to pipeline quality gas for domestic markets or liquefied natural gas for export. Gas is transported over longer distances via high pressure transmission pipelines to each point of connection with the distribution networks. Distribution networks then deliver gas at lower pressures to customer sites, including residential, business and industrial. Some large industrial customers are directly connected to the transmission network.

Transmission and distribution both have natural monopoly characteristics, meaning that a single firm is in a position to supply the entire market at a lower cost than two or more firms. Multiple firms may enter a market efficiently to meet growing demand. In Australia, there are instances where more than one transmission pipeline serves a market, however, gas distribution services are invariably provided by a single firm.

(e) Transmission and distribution network regulation

Pipeline users (retailers, and large consumers who choose to organise their own supplies of gas and transportation) procure transport services from the transmission and distribution network operators.

Certain pipelines and networks are "covered" under the Gas Code, whilst others that do not meet the statutory test for coverage, or for which coverage has not been sought, are uncovered in which case the owners or operators are not subject to any of the provisions in the Gas Code. Rather, they are subject to the general anti-competitive provisions of the Trade Practices Act.

All covered transmission and distribution pipelines are regulated in the same way under the Gas Code. The only difference is that transmission pipelines are regulated by the ACCC (with the exception of Western Australia) and distribution networks by jurisdictional regulators (with the exception of the Northern Territory). As noted previously, all these functions (except for Western Australia) are to be transferred to the AER in 2007.

Once a pipeline is covered, a service provider must submit an access arrangement to the relevant regulator for approval. An access arrangement sets out the provisions under which access to a pipeline can be granted. These provisions include reference tariffs for the services to be offered. Under the GAR, an access arrangement is approved for a period of time (typically five years), after which it is reviewed.

The process to approve a proposed (or revised) access arrangement, once submitted, includes public consultation, leading to draft and final decisions by the regulator. Between decisions, the regulator provides opportunities for the service provider to amend the proposed arrangement. If the service provider proposes amendments after the final decision, then the regulator must consider any amendments and issue a further final decision. Where the regulator is not satisfied with those proposed amendments, it must draft and approve the access arrangement to apply.

A merit appeal mechanism is in place for service providers and users to challenge an access arrangement drafted by a regulator. As part of the current reform process, the MCE is consulting on what appeal process should apply to each energy network sector.

The GAR is predicated on a negotiate–arbitrate framework, however, the scope for negotiation is limited because an arbitrator is bound to apply the reference tariffs contained in the approved access arrangement.

In accordance with the Gas Code, reference tariffs are based on the estimated efficient costs of providing the services including operating and maintenance costs, depreciation and a return on assets calculated by reference to a weighted average cost of capital applied to a regulatory asset base. This is generally referred to as the building block approach to determining tariffs. The regulatory regime also provides incentives for pipeline owners to improve efficiency over the regulatory period by allowing the owner to retain additional profits earned over the regulatory period by out-performing the forecasts of costs and volumes on which the reference tariffs were based.

(f) Retail

Retailers purchase natural gas from suppliers (producers and wholesalers) or the spot market and sell to residential, business and industrial customers. The retail tariff for customers on a bundled tariff (who are mainly residential and small business customers) is the aggregation of the cost of gas supply, transmission tariffs, distribution tariffs and a retail cost to cover administration, billing, operating costs, market costs and a margin.

In all States and Territories except Queensland and the Northern Territory, all customers may choose the retailer from which they purchase natural gas, upon negotiated terms. Queensland is expected to introduce FRC from 1 July 2007, while the Northern Territory has no phase-in arrangements for FRC in natural gas.

Retailers operate in an openly competitive environment where FRC exists. However, if a small customer – defined in various terms, by jurisdiction, according to annual gas consumption – chooses to do so, they may procure gas on a basis regulated by State regulators, which control the regulated price that can be charged.

As competition increases, there is scope for safety net regulation to be phased out. However, there is no guarantee as to whether or when this will occur.

(g) Natural gas demand

ABARE expects natural gas usage (primary) to continue to increase in Australia by approximately 2.6% per annum to 2030 as shown in Figure 3.11.

Figure 3.11 Australian natural gas consumption forecasts


Victoria
NSW
Queensland
Western Australia
South Australia
Tasmania
Northern Territory
Primary Gas Consumption (PJ)
2,500
2,000
1,500
1,000
500
0
2005
2010
2015
2020
2025
2030

Source: ABARE, Australian Energy National and State Projections to 2029-2030, October 2005.

Most of this growth is expected by ABARE to be in the electricity generation, manufacturing and mining sectors. ABARE suggests that the increase in gas usage for electricity generation is aided by the various policy initiatives of State governments, especially the Queensland Government's 13% Gas Scheme and the NSW Government's Greenhouse Gas Abatement Scheme. Growth of gas use in the mining and manufacturing sectors is driven primarily by developments in the resources sector in Queensland and Western Australia.

Gas consumption has historically peaked during the winter period in all Australian states, though the increased use of gas for power generation in the summer periods may alter this profile.

(h) PNG gas projects

Natural gas from the PNG highlands is expected to be a major new supply source into the eastern Australian market. The upstream gas production and the PNG to Australia pipeline will be important developments for both PNG and Australia.

The PNG Upstream Gas Project involves the ownership and development of the major gas resources in the Southern Highlands of PNG and includes the processing infrastructure and pipelines in PNG and PNG waters. The PNG Gas Producers are ExxonMobil subsidiaries 39.4% (Esso Highlands Limited as project operator), Oil Search 44.2%, AGL Energy 10.0%, MRDC (a PNG company representing landowner interests) 3.0% and Nippon Oil Exploration Limited 3.4%. ExxonMobil is marketing the gas on behalf of the PNG Gas Producers.

The PNG Australian Pipeline Project involves the development of a natural gas pipeline linking gas from PNG waters to the Northern Territory, Queensland and the south east markets in Australia. The AGL Petronas Consortium (APC) was selected as the preferred developer for the Australian component of the pipeline in April 1998 following an international competitive tender. APC has the responsibility for designing, owning and operating the pipeline, as well as securing all project approvals in Australia. APC is a 50/50 joint venture between AGL and Petronas, Malaysia's oil and gas company.

Both the PNG Gas Producers and APC are in the process of Front End Engineering and Design **(FEED)**, due to be completed in the first half of 2006. FEED includes securing sufficient gas sales agreements to enable the upstream project to proceed and APC concluding corresponding gas commercial arrangements with the PNG Gas Producers.

4. Information on AGL Energy After the Demerger

4.1 Core businesses

(a) Retail

At the time of the Demerger, AGL Energy will be Australia's largest retailer of gas, electricity and related services. This position has been achieved by a focus on profitable growth throughout the 168 years since AGL's establishment in 1837 as Australia's first energy company, first lighting the streets of Sydney in 1841. Within the last decade, AGL has changed from a NSW based gas utility to a diversified national energy business.

Recent growth is displayed in Figure 4.1.

Figure 4.1 AGL historical market growth in energy business



1971
AGL secures first long term Cooper Basin gas supply contract
1995 and 1997
Acquisition of Victorian electricity business
2000
Acquisition of South Australian electricity retail business, providing market presence in SA. Formation of ActewAGL – gas electricity and water multi-utility
1976
Introduction of natural gas into NSW
2002
Acquisition of Pulse, Victorian gas and electricity retailer
1970
1980
1990
2000
1970s
Acquisition of smaller gas companies in Sydney, Newcastle, Wollongong and surrounding areas
1980s
Development of new natural gas markets through transmission pipeline and network extensions to the ACT and regional NSW
1995 onwards
Increasing market share of large gas and electricity users as markets become contestable
2006
Maintenance of market leadership position – growth in energy products and services offering
1970s and 1980s
Expansion of the NSW and the ACT customer base as markets developed. Growing industrial customer market as a result of fuel conversion

AGL Energy will continue to trade under the AGL brand, as well as own and utilise the brands "Switched on Living" and "Switched on Business".

(i) Mass market – residential and small commercial customers

On the Demerger Date, AGL Energy will have Australia's largest retail customer base, supplying more than one quarter of south eastern Australia's residential and small commercial energy users, comprising approximately 2.8 million energy accounts, which include more than a million dual fuel accounts. AGL Energy's customers are located in NSW, Victoria and South Australia.

Energy customer account numbers and market share estimates by State as at 30 June 2005 are displayed in Figure 4.2.

Figure 4.2 **AGL Energy customer account numbers and market share by State**

	Customer accounts ('000s)			Market share by customer accounts	
	Gas	Electricity	Total	Gas	Electricity
NSW	780	126	906	83%	4%
VIC	515	755	1,270	31%	32%
SA	41	599	640	11%	79%
Total	**1,336**	**1,480**	**2,816**		

AGL Energy's key objectives for the residential and small commercial customer segments are to:

- grow national retail share by retaining existing customers and acquiring new customers profitably;
- increase the sale of multiple energy products and services to new and existing customers; and
- establish and maintain efficient operating systems.

AGL Energy considers it is well placed to achieve these objectives due to its proven ability to maintain its customer base nationally in highly competitive energy markets, its dual fuel capability and its customer focused energy products and services.

AGL Energy will continue to offer a range of energy related services to residential and small commercial customers including:

- **AGL Energy Shops:** 53 branded dealers (that is, 17 franchised shops and 36 agents) throughout NSW, regional Victoria, South Australia, and the ACT (under the ActewAGL brand), which provide customers with a range of heating, cooling, hot water and cooking appliances, expert advice, sales and installation;
- **AGL Assist:** operating in metropolitan areas of NSW, Victoria, South Australia, and the ACT (under the ActewAGL brand), AGL Assist offers customers gas and electrical repairs, installations and maintenance including emergency hot water repair or replacement; and
- **AGL Green Choice products and services:** AGL Energy sells Green Energy, that is, electricity from new renewable generation sources that are certified by the National Green Power Accreditation Steering Group. AGL Energy also offers a "carbon neutral" abatement electricity product, AGL Green Balance™. In addition, AGL Energy promotes energy efficient and environmentally friendly products and services such as the award winning Cent-A-Meter which helps customers monitor consumption and costs of energy in their home or business.

(ii) **Large commercial and industrial customers**

AGL Energy supplies gas, electricity and specialised energy related services to large energy consumers, typically commercial and industrial businesses, in NSW, Victoria, South Australia and Queensland.

Customers in this market segment tend to have well known energy requirements, typically contracting for periods of two to three years. AGL Energy works closely with these customers providing support on quality of supply, price and market information and energy efficiency matters. These services are delivered through State based account management and business development resources. The majority of AGL Energy's large customers are retained for more than one contract term in a very competitive market.

AGL Energy offers a range of energy related and strategic services. These solutions are delivered by a group of highly qualified engineers and technicians, providing engineering, technical, project development and project management expertise. Services include programmed maintenance, energy consultancy and efficiency services, energy targeting and monitoring solutions, asset operations and more recently green solutions (compliance with government based green initiatives).

(iii) **Energy supply to Retail**

Customers of AGL Energy's Retail division are supplied from AGL Energy's portfolio of electricity and gas contracts and output from its generation assets, managed by the Wholesale Electricity and Wholesale Gas divisions. In the 2005 financial year, AGL sold 172.9 PJ of natural gas and 22,279 GWh of electricity. The break up of these sales by customer groups and States, is shown in Figure 4.3.

Figure 4.3 Energy sales


Natural gas - 172.9 PJ
Electricity - 22,279 GWh *
Customer type
Wholesale 23%
Residential and small business 37%
Industrial and commercial 40%
Industrial and commercial 56%
Residential and small business 44%
Geography
13%
47%
5%
35%
3%
32%
22%
43%

* Excludes volume supplied to ActewAGL.

(iv) ActewAGL Retail

ActewAGL is a joint venture between AGL and the ACT Government. It was established in 2000 and was the first utility joint venture in Australia between a government and a non-government enterprise. Operating in the ACT and surrounding Capital region, ActewAGL is Australia's first multi-utility to provide electricity, natural gas, water and water services. AGL Energy holds a 50% interest in ActewAGL's retail gas and electricity business.

ActewAGL is the leading energy retailer in the ACT and has an established brand. In the 2005 financial year it supplied 8.2 PJ to approximately 107,000 gas customers and 2,391 GWh to approximately 150,000 electricity customers.

(v) Elgas

Elgas is a joint venture between AGL and BOC. Elgas is the largest distributor and marketer of LPG in Australia supplying approximately 30% of Australia's LPG market. Elgas services over 300,000 domestic and industrial customers through a branch network in regional and country Australia, and owns and operates Australia's largest underground LPG storage facility (the Sydney LPG Cavern), located at Port Botany in Sydney. The Sydney LPG Cavern is 130 metres underground and has a storage capacity for 65,000 tonnes of propane.

Elgas is also an equal partner with Wesfarmers Kleenheat in the Unigas automotive LPG business and supplies LPG to Unigas for its network of autogas sites.

AGL Energy holds a 50% interest in Elgas.

(b) Wholesale Electricity

AGL Energy's Wholesale Electricity division purchases and generates the electricity and related products sold by AGL Energy's Retail division. Related products include RECs, NGACs, GECs and Green Power Rights, all of which are purchased or generated to fulfil voluntary or regulatory requirements for renewable energy or lower emission generation.

(i) Wholesale electricity portfolio

AGL Energy contracts with external parties, predominantly generators (including the Loy Yang Power Partnership **(LYP)**), with a view to reducing the price risk associated with retailing electricity to customers. Generation owned by AGL Energy is largely used to manage its exposure to pool prices during periods of peak demand. Electricity prices are generally highest during periods of peak demand and by having its own generation to supply these periods, AGL Energy is able to mitigate risks.

AGL Energy's Wholesale Electricity division forecasts AGL Energy's customer demand in an effort to minimise the costs of electricity purchases. This assists AGL Energy to match purchases of external contracts with customer demand. As demand varies considerably with variations in weather conditions, there are occasions where customer demand may not match contracts purchased. When customer demand exceeds contracted supply AGL Energy's Wholesale Electricity division uses its generation portfolio to assist in managing the exposure to high electricity spot prices that can result from an under contracted position.

(ii) Power generation portfolio

AGL Energy has a diverse power generation portfolio including base, peaking and intermediate generation, spread across traditional thermal generation (gas and coal) as well as renewable sources (including hydro, landfill gas and biogas). This portfolio consists of 1,687 MW of generation (including AGL's minority interest in the Loy Yang A Power Station **(LYA)**), providing diversity through fuel source as shown in Figures 4.4 and 4.5.

Figure 4.4 **AGL Energy existing power generation portfolio**

Plant	Capacity (MW)	Fuel	State
Somerton	150	Gas	Vic
Hallett	180	Gas	SA
Hydro	645	Hydro	Vic and NSW
Cogeneration	9	Gas	Vic and SA
Other	14	Landfill and biogas	Tas, WA, Vic and NSW
Loy Yang A (32.5%)	689	Brown coal	Vic
TOTAL	1,687		

Fuel mix


Cogeneration/landfill and biogas 1%
Hydro 38%
Brown coal 41%
Gas 20%

Figure 4.5 **AGL Energy existing power generation portfolio**


Key:
Hydro
Gas
Brown coal
Cogeneration
Landfill and biogas
NSW Hydro 52.5 MW
Hallett 180MW
Victorian Hydro 592.7MW
Somerton 150MW
Loy Yang A 2,120 MW(32.5%)
Total 14MW in Vic, NSW, Tas and WA
Total 9 MW in Vic and SA

AGL Energy's power generation assets are predominantly located within the regions where its retail customers are generally located.

The operational characteristics of AGL Energy's hydro assets are valuable during periods of high demand (and thus typically high price) as full generation output can be achieved very quickly (in as little as two minutes at some stations), thereby rapidly offsetting potential exposure to the potentially high spot prices that AGL Energy would otherwise face. The gas fired generation assets provide an important reinforcement to the hydro assets because they are able to provide AGL Energy with sustained operation if water (the fuel source for the hydro assets) becomes constrained. AGL Energy's bidding and dispatch of generation into the NEM is aimed at minimising the cost of electricity purchases across the entire wholesale electricity portfolio.

AGL Energy's power generation portfolio reduces exposure to high electricity pricing periods and hence lowers its cost of energy supply. This is an important benefit as in the 2005 financial year a significant proportion of AGL's electricity costs were incurred in the highest demand periods. The cost of buying electricity is also reduced through portfolio optimisation to reduce risk, displacing expensive cap contract purchases during peak demand periods and improving AGL Energy's capability to access contracts with third party suppliers. In addition, the fuel diversity benefits provided by renewable and zero greenhouse emission generation assets assist in reducing the carbon intensity of the portfolio and meeting regulatory requirements.

As 38% of the portfolio is zero greenhouse emission the importance of AGL Energy's generation portfolio is likely to increase as governments and consumers act to reduce greenhouse gas emissions.

Renewable generation

AGL Energy has a renewable generation portfolio consisting of 11 hydroelectric generating schemes in Victoria and NSW, and 6 landfill gas or biogas facilities in NSW, Victoria, Tasmania and Western Australia (three of which are currently under construction, completion of which is expected in 2006). The hydro assets were acquired as part of the Southern Hydro acquisition completed in November 2005. An overview of the renewable and low emission generation assets, which form part of AGL Energy's portfolio, is provided in Figure 4.6.

Figure 4.6 **AGL Energy's renewable generation portfolio**


Key:
Hydro
Landfill and biogas
* Under construction
Burrendong 19 MW
Copeton 22.5 MW
Pindari 5.7 MW
Glenbawn 5.5 MW
Flat Rock Rd 1.1 MW
Banimboola 12 MW
Dartmouth 180 MW
Yarrawonga 9.5 MW
Cairn Curran 2 MW
Kiewa 241 MW
Werribee 7.8 MW
Eildon 135 MW
Rubicon 13 MW
Gosnells 1 MW, and
Rockingham 2 MW in WA
Jackson Rd * 1.1 MW
McRobies Gully * 1.1 MW

AGL Energy's hydro assets are renewable and long life assets and are expected to provide considerable long term benefits to the company's asset portfolio. Their generating characteristics provide greater flexibility to the wholesale electricity portfolio through the quick start up capabilities of 556 MW of this capacity across the southern NEM. The hydro generation assets are operated by AGL Energy through an experienced management and operations team.

The renewable assets are also accredited under the MRET, and accordingly produce RECs to the extent that annual generation exceeds the relevant baseline for each station.

AGL Energy owns and operates approximately 14 MW of renewable landfill and biogas generation, with a further 7 MW of new generation projects being negotiated with resource owners. In addition to electricity, these assets generate green products, including RECs, NGACs, and Emission Reduction Units (ERUs) being credits provided by the Australian Greenhouse Office for projects that abate carbon and carbon equivalents. All generation products are used or traded by AGL Energy.

Gas fired generation

Hallett Power Station

Built in 2002, the Hallett Power Station in South Australia provides 180 MW of gas fired generation. This power station has the capability to generate using diesel or gas, providing fuel diversity in the event of gas supply constraints. The 180 MW capacity at Hallett comprises 13 units providing substantial diversity to mitigate risk associated with plant operation. Hallett has a reliable generation history, successfully generating 92% of the time it has been required. Hallett represents approximately 5% of installed generation capacity in South Australia. The capacity of Hallett is used to meet AGL Energy's South Australian retail customer demand.

The Hallett Power Station is operated and maintained by AGL Energy.

Somerton Power Station

Built in 2002, the Somerton Power Station provides 150 MW of gas fired generation and is located close to the major load centre in Victoria, being in the industrial suburbs of Melbourne. Somerton has a reliable generation history, successfully generating around 95% of the time it has been required. Four 37.5 MW gas turbines make up the generation capacity, reducing the impact of start failure. The capacity of Somerton is used to meet AGL Energy's Victorian retail customer demand.

As with Hallett, the Somerton Power Station is operated and maintained by AGL Energy.

Cogeneration

AGL Energy built, owns and operates a gas fired cogeneration plans at Cooper's Brewery in South Australia (4.4 MW). AGL Energy is currently building a similar (4.4 MW) cogeneration facility with Symex Holdings Limited in Port Melbourne. The Cooper's cogeneration plant does, and the Symex cogeneration plant will, provide electricity and steam to both sites, with surplus electricity supplied to the grid.

(iii) Loy Yang Power investment

In 2004 AGL, through its foundation shareholding in the Great Energy Alliance Corporation Pty Limited (GEAC), purchased a 32.5% economic interest in LYP, which owns LYA and its adjacent coal mine. LYA is a 2,120 MW coal-fired base load power station located in the Latrobe Valley, Victoria and is among the lowest short run marginal cost base load generators in the NEM. The other GEAC shareholders are TEPCO (32.5%), Commonwealth Bank of Australia (15.2%), Motor Trades Association of Australia Superannuation Fund Pty Ltd (10.3%), Mitsui & Co (5.5%) and Westscheme Pty Ltd (4.0%).

LYP successfully refinanced its $2.1 billion senior bank debt facilities in November 2005. This refinancing extended the maturity profile of the debt to complement the long term nature of the asset, and reduced credit margins and therefore the cost of funding, while maintaining existing favourable covenants.

The investment in GEAC will be owned by AGL Energy.

(iv) Growth opportunities

AGL Energy will have the capacity to pursue and develop a range of diverse power generation opportunities in eastern Australia. The suite of opportunities and anticipated timings are displayed in Figure 4.7.

Figure 4.7 Power generation developments


Key:
Wind
Hydro
Gas
Townsville
370MW
Leafs Gully
300MW stage 1
500MW stage 2
Hallett
95MW
Bluff
45MW
West Kiewa upgrade
12MW
Hallett expansion
250MW
Bogong
130MW
Macarthur
330MW
Dollar
79MW
2006
2007
2008
2009
2010
2011
Hallett 95 MW (SA)
Bogong 130 MW (Vic)
Hallett expansion 250 MW (SA)
West Kiewa upgrade 12 MW (Vic)
Townsville 370 MW (Qld)
Leafs Gully stage 1 300 MW (NSW)
Bluff 45 MW (SA)
Dollar 79 MW (Vic)
Macarthur 330 MW (Vic)
Leafs Gully stage 2 500 MW (NSW)
Hydro
Wind
Gas

The timing and cost of developing these opportunities will depend on commercial circumstances existing at the relevant time. Sufficient detailed work has not yet been completed to accurately forecast the cost and commercial benefit of developing all these opportunities. Current estimates are that the cost of developing these opportunities (in current real terms) is approximately $1.0 million per MW for gas fired power generation, approximately $1.2 million per MW for hydro powered generation and approximately $2.3 million per MW for wind powered generation.

AGL Energy's future generation opportunities are in various stages of development. Development approval has been granted for a number of projects including the Bogong hydro power station and the Bluff wind farm. The West Kiewa upgrade can proceed without any need for external approvals.

On 31 January 2006, AGL announced that it will build Australia's largest wind farm at the Hallett site in South Australia. The 95 MW facility will be located adjacent to the existing 180 MW gas fired peaking power plant. AGL announced that the construction of the planned $236 million wind farm is scheduled to commence in September 2006 with initial commissioning expected in December 2007. AGL also announced on 31 January 2006 that it will call for construction tenders for the proposed capacity expansion of the Hallett gas fired peaking plant from the existing 180 MW capacity to a total capacity of up to 430 MW.

AGL Energy has development rights for the wind powered generation assets shown in Figure 4.7, including the Hallett wind farm, which will be governed by agreements it will enter into with AGL Infrastructure. Further detail on the contractual arrangements between AGL Energy and AGL Infrastructure is contained in Section 12.8(c)(iv).

(c) Wholesale Gas

The Wholesale Gas division is involved in purchasing and managing gas, transportation and storage services for AGL Energy's retail and wholesale customers, and more recently has invested in natural gas production interests in PNG and CSM in the Sydney Basin.

(i) Wholesale gas supply

AGL Energy has secured a diversified portfolio of long term gas supply and transportation contracts, together with load management contracts. The existing gas contracts are held with producers across several Australian gas producing basins, adding flexibility and security to AGL Energy's gas supply. This portfolio diversification will assist AGL Energy to manage the risks associated with the supply and delivery of gas.

The most recent gas supply and transportation contract in AGL Energy's portfolio is a conditional contract for the supply of 1,500 PJ of PNG gas to be supplied over a 20 year period commencing in 2009. If the PNG Australian Pipeline Project proceeds, this arrangement will provide AGL Energy with a competitive supply of gas through the next few decades.

AGL Energy's wholesale gas portfolio contracted gas volumes are set out in Figure 4.8.

Figure 4.8 **Wholesale gas supply portfolio – remaining gas volume contracted (as at 1 January 2006)**

Supply Source	Counterparties	Volume remaining under contract (PJ)	Term remaining
Cooper Basin	South Australian and South West Queensland Cooper Basin Producers (including Santos and Origin Energy)	605	Various agreements terminating 2006, 2011 and 2016
Bowen/Surat Basin	Origin Energy	335	2020
Gippsland Basin	Gascor, Esso/BHPB	1,200	Two agreements, terminating 2009 and 2017
Sydney CSM	Sydney Gas/AGL	145	2015
PNG	PNG Gas Producers (including ExxonMobil, Oil Search and AGL)	1,500	2028
TOTAL:		**3,785**	

In addition to servicing its own customers, AGL Energy supplies gas to other large industrial customers and retailers. Deliveries to these wholesale customers represented 24% of total sales volumes in the 2005 financial year.

(ii) PNG upstream interests

In July 2005, AGL entered into an agreement with Oil Search to acquire an 11.9% participating interest in PDL2, comprising the Kutubu oil project, and a 66.7% participating interest in PDL4, comprising the Gobe Main and part of the SE Gobe field. The interests acquired by AGL entitles AGL Energy to a 10% stake in the PNG Upstream Gas Project. The share of total oil, gas and condensate reserves included in this transaction is approximately 115 million barrels of oil equivalent. On 16 January 2006, AGL announced the finalisation of the agreement with Oil Search for the acquisition by AGL Energy of an equity interest of 10% of the PNG Upstream Gas Project. AGL also announced that it had converted its conditional 1,500 PJ 20 year Gas Sale Agreement with the PNG Gas Producers into a binding Sale and Purchase Agreement. The Sale and Purchase Agreement is only conditional on the PNG Upstream Gas Project reaching financial close.

The PNG upstream interests include the following three components:

PDL2 – Kutubu Joint Venture (11.9% interest)

The PDL2 Joint Venture owns the Kutubu oil project which was PNG's first oil development project and has been producing oil and gas from the lagifu/Hedinia and Agogo oil fields since 1991. Associated gas is being reinjected into the oil fields to support oil production by maintaining reservoir pressure and this gas will be used to supply potential markets after completion of the PNG Australian Pipeline Project.

The PDL2 participants have an interest, through the Moran Unit, in the Moran field which commenced production in 1998. In early 2006, it is expected that the SE Mananda oil field will be brought on to production through the Agogo processing facilities. Oil production is expected to continue from the PDL2 Joint Venture through to 2023.

The assets owned by the PDL2 Joint Venture participants include the Agogo processing facilities, the Kutubu central processing facilities, an oil export pipeline, and the Kumul Marine Terminal and mooring system. The joint venture operator is Oil Search. As at 1 January 2005, Kutubu had certified gas reserves on a gross basis of 1,540 PJ of gas and 44.48 million barrels of oil remaining.

PDL4 – Gobe Joint Venture (66.7% interest)

The PDL4 licence was granted in 1996 to facilitate production from the Gobe Main and adjacent SE Gobe field. The PDL4 stake entitles AGL Energy to a 27.3% interest in the SE Gobe Unit. Oil production commenced from the fields in 1998 and is processed through the Gobe production facility and exported using the Kutubu export pipeline and marine loading facilities.

The assets owned by the PDL4 Joint Venture participants include the Gobe processing facilities and the Gobe trunkline which connect to the Kutubu pipeline and oil export facilities. The joint venture operator is Oil Search. As at 1 January 2005, Gobe Main had 240 PJ of gas and 3.9 million barrels of oil remaining, with SE Gobe having 10.1 million barrels of oil remaining.

PNG Upstream Gas Project (10% interest)

The PDL2 and PDL4 interests acquired entitles AGL Energy to a 10% stake in the PNG Upstream Gas Project. On 16 January 2006, AGL announced that an agreement for the acquisition of this stake had been finalised. The PNG Upstream Gas Project is a commercial unitisation of gas reserves held by the PDL2, PDL4 and Hides owners groups which have collectively committed approximately 5,500 PJ of natural gas for processing, transportation and sale into markets in Australia. The other project participants in the PNG Upstream Gas Project are ExxonMobil subsidiaries (39.4%), Oil Search (44.2%), MRDC (3%) and Nippon Oil (3.4%). The PNG Government and Santos may take an equity stake in the project which, if taken, will dilute the stakes held by ExxonMobil and Oil Search.

The project concept will involve the development of two gas processing plants (at the Hides fields and at the Kutubu field), gathering and production pipelines, new gas production and injection wells, and compression facilities to export gas to Australian markets through a sub-sea pipeline in PNG waters.

An overview of the PNG upstream interests is set out in the Figure 4.9.

Figure 4.9 PNG upstream interests


Juha
PRL2
PDL1
PRL11
Angore
Hides
PRL12
PRL12
PDL5
Moran
PDL2
Kutubu
PDL2 Kutubu Project
Se Hedinia
PDL2
PDL4 Gobe Project
Gobe
Port Moresby
Gas Field
Oil Field
Existing Pipeline
25km

Note: Total 2P Gas Resources – 9,390 PJ (third party certified and converted to PJ at 1.19 PJ/BCF).

(iii) Sydney CSM Project (50% interest)

In November 2005, AGL announced the formation of a joint venture with Sydney Gas, an ASX listed company, to participate in the development and production of CSM in the Sydney Basin **(Sydney CSM Project)**. Concurrently, AGL entered into a 10 year gas supply contract for 14.5 PJ/a from the Camden Gas project with an option to extend the contract for a further five years.

The assets acquired by AGL as part of this transaction comprise a 50% interest in PPL1, PPL2 (Hunter Gas project and Wyong Gas project) and PPL 4 (covering the Camden Gas project), and PEL2 (Sydney), PEL5 (Sydney and Wyong), PEL4 (Hunter) and PEL267 (Hunter), as shown in Figure 4.10.

Figure 4.10 **AGL Energy's interest in Sydney production and exploration permits**


Merriwa Prospect
Muswellbrook Prospect
PEL 4
Denman Prospect
Hunter Prospect
Hunter Gas Project
Maitland
PEL 267
Fullerton Cove Prospect
Newcastle
PEL 441
Kulnura Prospect
Wyong Prospect
Wyong Gas Project
PEL 2
Central Coast
Riverstone Prospect
PEL 5
Sydney
Camden Prospect
Camden Gas Project
Wollongong
Sydney Basin
Petroleum Exploration Licences
Petroleum Exploration Licences
APT/Alinta Pipelines
Prospects
Limit of Upper Permian Coal Measures
Camden/Hunter/Wyong/Gas Projects

The investment is intended to provide AGL Energy with secure and competitively priced gas supply from an existing gas project for the NSW market. This supply of gas may enable AGL Energy to promote further gas market development activities including the advancement of gas fired power generation opportunities in NSW. The investment also presents growth opportunities for AGL Energy through the development of the CSM projects in the Hunter/Newcastle areas of NSW.

(iv) **LPG production**

AGL Energy's wholly owned HC Extractions owns a cryogenic plant that produces LPG and naphtha from refinery off-gases supplied by the adjacent Caltex oil refinery at Kurnell in NSW. All production is sold back to Caltex with the propane and butane produced used as automotive LPG, and naphtha used in the petrol making process. In the 2005 financial year, total production of LPG was 37,404 tonnes and of naphtha 12,642 tonnes.

4.2 Key strengths

As a result of AGL's growth over the last decade in both upstream and downstream sectors of the energy market, AGL Energy will have a market leading retail business supported by a portfolio of power generation and upstream gas investments. The key strengths of AGL Energy following the Demerger are summarised below.

(a) Leading retail position

As Australia's largest energy retailer, AGL Energy will have opportunities to extract scale advantages in advertising, marketing, sales, services and operations. With more than 2.8 million energy accounts across south eastern Australia, AGL Energy will have a channel to market for additional energy related products and services. With full retail contestability scheduled in Queensland from 1 July 2007, it is anticipated AGL Energy will be able to extend its market presence into Queensland.

(b) Strong and diverse power generation portfolio

AGL's integrated power generation portfolio will provide AGL Energy with a natural hedge for its retail business during periods of wholesale electricity price volatility. Ownership of power generation assets reduces reliance on third party competitors for electricity purchases, and will provide AGL Energy with influence over wholesale electricity costs, as well as providing opportunity for growth.

Approximately half of AGL Energy's generation portfolio is comprised of fast-start peaking hydro assets, enabling these power stations to come on-line as quickly as they are required. These power generation plants are located across Victoria and South Australia where most of AGL Energy's retail customers are located and will provide a substantial proportion of the peaking capacity required to meet peak demand for AGL Energy's customers in the south eastern market.

(c) Largest non-government owned renewable energy portfolio

AGL Energy will at the time of the Demerger have the country's largest portfolio of non-government owned renewable energy generation assets, all of which generate RECs sufficient to satisfy approximately 30% of AGL Energy's long term requirements under the MRET.

(d) Portfolio of long term gas supply contracts

AGL Energy will have long term gas supply contracts with producers across multiple Australian gas producing basins, which will provide flexibility as well as greater security of supply.

(e) Growing upstream gas portfolio

AGL recently agreed to acquire a 10% interest in the PNG Upstream Gas Project and formed a 50% joint venture with Sydney Gas to develop CSM reserves in the Sydney Basin. With this growing presence in upstream gas markets, AGL Energy will increase its security of gas supply to its retail business.

(f) Interest in Australia's largest LPG business

Through its 50% interest in Elgas, AGL Energy will participate in Australia's largest LPG business. Elgas distributes approximately 25% of Australia's LPG, and has the largest underground LPG storage facility in Australia, enabling it to manage the supply of this fuel better.

(g) Longstanding business with energy industry experience

Over time, AGL has grown and evolved in response to new opportunities and challenges, evolving from a local Sydney gas utility to become a leading company in the Australian energy industry. Since the deregulation and privatisation of energy markets commenced in Australia in the mid 1990s, AGL has demonstrated its ability to adapt to the opportunities provided by the changing market conditions, positioning AGL Energy well for the future. AGL Energy also has a management team with substantial experience in the markets in which it operates.

(h) Established alliances

Over the last decade AGL has established alliances with both Australian and international energy companies in order to develop or pursue profitable investment opportunities. These include alliances with ACTEW Corporation, TEPCO, BOC and the PNG Gas Producers.

(i) Funding capacity for growth opportunities

The initial capital structure of AGL Energy is anticipated to provide it with the capacity to debt fund identified development and growth opportunities whilst maintaining a long term credit rating of BBB+ Stable (as indicatively assessed by Standard & Poor's) and without reverting to the equity market for new share capital. AGL Energy intends to adopt a capital structure consistent with maintenance of a BBB+ credit rating. To that end, AGL Energy will manage its debt levels to ensure that the ratio of EBITDA to interest is greater than 6 times although it is anticipated that the ratio will be substantially greater than this until the full benefits of integrating Southern Hydro power generation assets have been obtained and pending completion of some of its identified development and growth opportunities.

(j) Fully franked dividends

It is anticipated that AGL Energy will have a profit, cash flow and franking capacity that will facilitate the payment of fully franked dividends. Section 1.3 contains further details of AGL Energy's anticipated dividend capacity.

4.3 Board of directors, senior management and employees of AGL Energy

(a) Directors

Prior to the Demerger Date, each of Mark Johnson, Charles Allen, David Craig, Carolyn Hewson and Max Ould will be appointed as an AGL Energy Director by a resolution to be passed by AGL as sole shareholder of AGL Energy. Paul Anthony will be appointed as Chief Executive Officer and Managing Director of AGL Energy with effect from the Effective Date or such other date as is agreed. Mr Anthony's appointment will only be effective if the Demerger proceeds.

Upon the appointments referred to above being made, the AGL Energy Board will therefore comprise the following:

Mark Johnson
LLB MBA
Chairman

Mr Johnson has been a non-executive AGL Director since 1988. He is Chairman of AGL's People and Performance and Health, Safety and Environment Committees. He was appointed Chairman of AGL on 3 December 2003 following appointment as Deputy Chairman of AGL in October 1996.

Mr Johnson is Deputy Chairman of Macquarie Bank Limited (commenced as a director in 1987) and Chairman of Macquarie Infrastructure Group (commenced as a director in 1996). He is also a Prime Minister's Representative on the APEC Business Advisory Council and Chairman of the Australian Strategic Policy Institute.

Paul Anthony
Chief Executive Officer and Managing Director

Mr Anthony's career as an executive has been with energy and resources companies in several countries.

He has operated in CEO, executive chair and non-executive positions within the energy sector internationally and has a deep knowledge base of deregulated electricity and gas markets.

He was CEO of Energy Power Resources, one of the UK's largest renewable energy companies, Executive Vice President of BG Group in the UK, founding CEO of Contact Energy in New Zealand and held a series of executive positions with PowerGen, which Mr Anthony helped lead through the UK privatisation process in the 1990s.

Details of Mr Anthony's appointment are set out in Section 4.3(b).

Charles Allen AO
MA MSc

Mr Allen has been a non-executive AGL Director since 1996. He is a member of AGL's Audit & Risk Management and Health, Safety and Environment Committees.

Mr Allen is Chairman of Air Liquide Australia Limited. Mr Allen retired as Managing Director of Woodside Petroleum Ltd in 1996. Within the last three years, he was a director and Chairman of National Australia Bank Limited (retired in 2004) and Amcor Limited (retired in 2005).

David Craig
BEc CA

Mr Craig has been a non-executive AGL Director since 11 May 2005. He is a member of AGL's Audit & Risk Management and Health, Safety and Environment Committees.

Mr Craig is currently the Chief Financial Officer of the Australand Property Group. He was previously Global Transition Finance Leader of IBM's Business Consulting Services and Global Chief Financial Officer of PWC Consulting.

Carolyn Hewson
BEc (Hons) MA

Ms Hewson has been a non-executive AGL Director since 1996. She is a member of AGL's Audit & Risk Management and Health, Safety and Environment Committees.

Ms Hewson is a director of Westpac Banking Corporation (commenced in 2003). Her community involvement includes board or advisory roles with the YWCA NSW, the Royal Humane Society of New South Wales and The Australian Charities Fund. Within the last three years, she was a director of CSR Limited (retired in 2005) and also a Member of the Economic Development Board (South Australia).

Max Ould
BEc

Mr Ould has been a non-executive AGL Director since 1 January 2004. He is a member of the AGL's People and Performance and Health, Safety and Environment Committees.

Mr Ould is a director of Pacific Brands Limited, Foster's Group Limited and Goodman Fielder Limited. He was previously Managing Director of National Foods Limited.

(b) Terms of Mr Anthony's appointment

AGL Energy and Mr Paul Anthony have entered into a service contract which sets out the terms of Mr Anthony's appointment as Chief Executive Officer and Managing Director of AGL Energy.

Appointment

Mr Anthony has been appointed Chief Executive Officer and Managing Director of AGL Energy conditional upon the implementation of the Demerger. Mr Anthony's appointment will commence on the Effective Date or such other date as is agreed. If the Demerger is not implemented, Mr Anthony will be appointed as the Chief Executive Officer and Managing Director of AGL.

Term

Mr Anthony's appointment as Chief Executive Officer and Managing Director of AGL Energy will continue until his appointment is terminated.

Mr Anthony's appointment may be terminated by AGL Energy in the following circumstances:

(a) without notice in the event of any act which detrimentally affects AGL Energy such as dishonesty, fraud or serious or wilful misconduct in the discharge of Mr Anthony's duties or unremedied persistent, wilful or material breaches of the terms of the service contract; or

(b) by giving Mr Anthony 18 months notice in writing at any time within the first two years of his appointment or 12 months notice in writing at any time after the expiration of that two year period.

Mr Anthony may terminate his appointment:

(a) by giving the Company nine months notice in writing at any time within the first two years of his appointment or six months notice in writing at any time after the expiration of that two year period; or

(b) by giving AGL Energy three months notice in writing if he ceases to hold the most senior management role within AGL Energy or ceases to report to the AGL Energy Board, AGL Energy ceases to be listed on ASX (other than because of change in control) or if the scope of his responsibilities or authorities is materially diminished **(Fundamental Change in Circumstances)**. This right of termination must be exercised within six months after the Fundamental Change in Circumstance occurs.

If Mr Anthony's appointment is terminated by either AGL Energy or Mr Anthony by giving a period of notice then AGL Energy may at any time before the end of the period of notice pay to Mr Anthony in lieu of the unexpired notice period an amount equal to that proportion of Mr Anthony's Total Fixed Remuneration at the time which corresponds to the period of notice which is foregone.

If AGL Energy terminates Mr Anthony's appointment by giving 18 months or 12 months notice in writing as referred to above, all unvested Share Performance Rights held by Mr Anthony will immediately vest at no cost to Mr Anthony.

If Mr Anthony terminates his appointment within six months following the occurrence of a Fundamental Change of Circumstances then AGL Energy will pay Mr Anthony, in addition to any other payments or benefits due to him, a termination payment equal to twice the aggregate of Mr Anthony's Total Fixed Remuneration at the time the Fundamental Change in Circumstances occurs and the amount payable under the AGL Energy STIP for that year for on target performance. In addition, all unvested Share Performance Rights held by Mr Anthony will immediately vest on termination at no cost to Mr Anthony.

Remuneration

Mr Anthony's remuneration will comprise the components set out below.

Total Fixed Remuneration

Mr Anthony will be paid an initial annual Total Fixed Remuneration of $1.3 million. During each year of the term of his appointment, the AGL Energy Board will review Mr Anthony's Total Fixed Remuneration for the next year and determine whether to increase that amount having

regard to such matters as the AGL Energy Board thinks fit. Under no circumstances can Mr Anthony's Total Fixed Remuneration be reduced without Mr Anthony's written consent.

Sign-on entitlement

Mr Anthony will be entitled to receive, at no cost to him, a sign-on entitlement comprising:

- 88,183 Share Performance Rights under the AGL Energy LTIP; and
- the value of 88,183 AGL Infrastructure Shares determined on the basis of the volume weighted average trading price of AGL Infrastructure Shares over the 10 trading days commencing on the day on which AGL Infrastructure Shares commence trading on ASX **(AGL Infrastructure Share Value)** or, at Mr Anthony's option, an additional number of Share Performance Rights calculated by dividing the AGL Infrastructure Share Value by the volume weighted average trading price of AGL Energy Shares over the 10 trading days commencing on the day on which AGL Energy Shares commence trading on ASX.

The Share Performance Rights will be issued on the terms and conditions specified in the AGL Energy LTIP except that vesting will occur in three equal tranches commencing on the first anniversary of the Effective Date and will not be dependent upon the satisfaction of any performance conditions. The Share Performance Rights will vest at no cost to Mr Anthony.

If Mr Anthony chooses to be paid the AGL Infrastructure Share Value then this amount will be paid to Mr Anthony in cash in three equal annual instalments commencing on the first anniversary of the Effective Date. Payment will not be dependent upon the satisfaction of any performance conditions.

Short term incentives

Mr Anthony will be entitled to annual short term incentive payments based on the achievement of key performance indicators in accordance with AGL Energy's STIP. The key performance indicators will be set by the AGL Energy Board on an annual basis.

The value of any short term incentive actually provided in a year will be determined by the AGL Energy Board having regard to the level of achievement of the key performance indicators. A short term incentive of 40% of Total Fixed Remuneration will be paid where key performance indicators for the year are satisfied at threshold level. A short term incentive of 60% of Total Fixed Remuneration will be paid where key performance indicators for a year are satisfied at target level and a short term incentive of an amount equal to 120% of Total Fixed Remuneration will be paid where key performance indicators for a year are achieved at stretch level. Any short term incentive due to Mr Anthony will be paid in cash.

Long term incentives

Mr Anthony will participate in AGL Energy's LTIP. The terms of the AGL Energy LTIP are summarised in Section 9.5 of this Booklet.

On his appointment as Chief Executive Officer and Managing Director, Mr Anthony will be granted in respect of the first year of his appointment a number of Share Performance Rights equal to three times the Base SPR Quantity. For each of the next two years during Mr Anthony's appointment, Mr Anthony will be entitled to receive an annual grant of Share Performance Rights equal to the Base SPR Quantity.

Base SPR Quantity will be determined by dividing a stretch long term incentive target of $2.86 million by the volume weighted average trading price of AGL Energy Shares over a period of 10 trading days which, in the case of the initial grant, will commence on the day on which AGL Energy Shares commence trading on ASX and which, for the second and third grants commence on the 10th trading day prior to the first anniversary and second anniversary respectively of the day on which AGL Energy Shares commenced trading on ASX.

Subject to the satisfaction of applicable performance conditions, 25% of the aggregate number of Share Performance Rights granted in respect of the initial grant and years two and three of Mr Anthony's appointment will each be scaled to vest on each of the second, third, fourth and fifth anniversaries of the commencement of Mr Anthony's appointment.

The applicable performance condition will be total shareholder return **(TSR)** based with the level of vesting dependent upon AGL Energy's TSR performance measured against a comparable group of ASX listed companies determined by the AGL Energy Board at the time of each grant of Share Performance Rights as follows:

Total shareholder return below 50%	0% vests
Total shareholder return of 50%	50% vests
Total shareholder return of greater than 50% and less than 75%	Pro rata
Total shareholder return equal to or greater than 75%	100% vests

All unvested Share Performance Rights held by Mr Anthony will immediately vest if a change in control of AGL Energy occurs.

The Share Performance Rights granted to Mr Anthony under the AGL Energy LTIP which are referred to above will vest at no cost to Mr Anthony and, except as set out above, will be issued on the terms and conditions specified in the AGL Energy LTIP.

The terms upon which Share Performance Rights are granted to Mr Anthony in relation to subsequent years during Mr Anthony's appointment will be determined by negotiation between Mr Anthony and the AGL Board.

Restraint

Under the terms of his appointment, Mr Anthony must not for a period of six months following termination of his appointment be engaged or concerned in any capacity whatsoever in any business which is similar to or competitive with the business of AGL Energy or solicit or entice or attempt to solicit or entice any director, employee or client of AGL Energy to leave AGL Energy or attempt to persuade any director, employee or client of AGL Energy with whom Mr Anthony had dealings within the year preceding the termination of his appointment to discontinue their relationship with AGL Energy or reduce the amount of business they do with AGL Energy.

(c) Chief Financial Officer

Mr Paul Flynn will be appointed as the interim Chief Financial Officer of AGL Energy. Mr Flynn is an Audit Partner with Ernst & Young. He has previously advised AGL on general financial matters and has extensive and broad experience. His appointment will be until such time as a Chief Financial Officer is appointed to AGL Energy.

(d) Employees

On or prior to the Demerger Date, it is anticipated approximately 1,700 AGL employees will become employees of AGL Energy. Employees are located close to AGL Energy's customer base, across the three States and the ACT as shown in Figure 4.11.

Figure 4.11 AGL Energy employees


ACT
8%
SA
21%
VIC
44%
NSW
27%

AGL Energy will have an experienced workforce, with average length of service with AGL in excess of 7 years. Recent employees have added to the growing expertise within the power generation and upstream gas businesses.

4.4 Risk factors associated with AGL Energy

There are a number of risks which will be specific to AGL Energy as well as general investment risks, many of which are outside the control of AGL Energy. These risks may affect the financial and operating performance and condition of AGL Energy. Where possible, risk mitigation strategies will be implemented by AGL Energy.

(a) Key company specific risks

(i) Risks specific to the Retail business

Retail competition

The majority of AGL Energy's retail activities are in fully contestable markets, where customers are able to choose from a number of retailers. The resultant level of customer churn, where customers switch between retailers, may be affected by the marketing activities of other retailers as well as AGL Energy. This may have an adverse impact on earnings as a result of customers transferring from AGL Energy to other retailers, and/or the discount that may be offered by AGL Energy to retain existing customers and win new customers.

Weather

The level of gas and electricity usage is sensitive to weather patterns, particularly in the residential and small commercial markets where AGL Energy operates. Unseasonally warm winters and cool summers tend to reduce gas sales and electricity sales respectively and hence may have an adverse impact on earnings. While the converse weather patterns tend to increase retail sales, the wholesale cost of delivering energy during these peak times may also increase, tempering any positive impact on earnings.

Regulatory matters

The price of gas and electricity to residential and small commercial and industrial customers is currently governed by price path arrangements. AGL Energy has long term price paths in place in South Australia, Victoria and NSW, providing some revenue certainty. Earnings may be adversely impacted where any future regulated prices are not reflective of the costs and risks of purchasing and supplying energy to customers.

In Victoria and NSW, AGL Energy is responsible as a retailer of last resort in areas where it is the local retailer, whereby AGL Energy will be required to supply gas and electricity to a failed retailer's customers. These arrangements are considered by jurisdictional regulators, and to the extent they are not cost neutral, could have an adverse impact on AGL Energy's earnings.

Economic, social, environmental and industry conditions

Levels of energy usage may be adversely affected by a number of economic, social and specific industry conditions beyond the control of AGL Energy. General economic downturn may reduce the business activity and energy usage of customers. Social and environmental conditions, such as the recent water restrictions in most Australians cities and towns, may reduce the use of energy. Industrial customers are sensitive to fluctuations in their specific industry, and their energy usage may be reduced by certain adverse conditions.

(ii) Risks specific to the Wholesale Electricity business

Operations risk

Sub-optimal asset condition, design suitability issues and major break downs may be associated with the power generation assets of AGL Energy. Some of these factors may be outside AGL Energy's control and may lead to a requirement for unplanned capital expenditures and unexpected wholesale electricity purchases. These may adversely impact cash flows and the ability of AGL Energy to pay dividends.

Rainfall and water levels

The level and timing of operation of AGL Energy's hydro generation assets will be affected by the quantity of water upstream of the power station. Severe and long term drought will reduce the ability of the hydro assets to operate when required by AGL Energy, and as a result may have an adverse impact on wholesale electricity costs.

Greenhouse

A large proportion of AGL Energy's electricity supply will consist of energy generated from coal sources, which produce high carbon emissions. If an emissions trading scheme was introduced, additional operating costs may be imposed on coal fired generators, including LYA. Pass through of higher costs of energy to retail customers due to higher generation costs arising from a carbon constraint could result in changes in consumption patterns by consumers or an increased rate of churn in the retail market. These changes could negatively impact on cash flows and revenue.

Wholesale electricity pricing

Wholesale prices can vary significantly between half hour pricing intervals, and are influenced by many independent factors, including weather, customer behaviour, the competitive behaviour of retailers and generators, availability of supply, actions of the market operator and interpretation of the market rules by the market operator as well as changes in the market rules. Variations in wholesale market prices may affect the profitability of AGL Energy's retail customer portfolio and generation assets, impacting on revenue and costs.

(iii) Risks specific to the Wholesale Gas business

Wholesale gas pricing

Long term gas supply arrangements have price reset clauses which provide the opportunity to call price reviews at regular intervals over the term of the contracts, thereby ensuring that contract prices reflect the prevailing wholesale market prices.

Production

The investment in PNG oil and gas interests will expose AGL to technical risks typical of the upstream petroleum industry. These risks include geological, reserves and production uncertainty, operational integrity of surface processing, storage and pipeline infrastructure, and timely execution of future development plans. These risks have been assessed and will be the subject of ongoing review by independent experts.

Currency fluctuations

In future years a proportion of AGL Energy's revenues and expenses will be sourced directly or indirectly from outside Australia, predominantly relating to the oil from the PNG Upstream Gas Project, which will be priced in US dollars. AGL Energy will hedge some of the net US dollar currency exposure from oil sales by borrowing in US dollars to fund the cost of the investment in the project.

Oil price

The PNG Upstream Gas Project will expose AGL Energy to future oil pricing risks, resulting in potential earnings volatility. AGL Energy has hedged a majority of its oil price exposure for the first four years of its investment in the project.

PNG sovereignty

AGL Energy's investment in the PNG Upstream Gas Project includes the acquisition of assets located in the Southern Highlands province of PNG. There will be country and inter-jurisdictional risks that AGL Energy will face in managing and protecting the long term value of this investment.

Gas supply

There is a risk that natural gas supplies may be interrupted unexpectedly due to problems at the gas fields or the processing plants associated with them or the pipelines connecting the gas fields to AGL Energy's markets. These events are infrequent and their possible severity is mitigated by AGL Energy's access to alternative supplies from other gas fields, short term supplies held in pipelines (either the affected pipeline or other pipelines) and demand-side responses from large customers with whom contractual arrangements are in place.

(b) Other company specific risks

(i) Adoption of AIFRS

The introduction of AIFRS and specifically AASB 139, may expose AGL Energy to earnings (though not cash flow) volatility and this may affect the ability of AGL Energy to pay dividends.

(ii) Counterparties and contracts

The financial performance of AGL Energy will be partially dependent on the creditworthiness of counterparties and the performance of counterparties to energy purchase and fuel supply arrangements. There is risk to AGL Energy that counterparties may be unable to meet their financial obligations resulting in reduced cash flows.

(iii) Control

AGL Energy will have a number of investments in which it will have a minority interest. While AGL Energy will have a level of influence on decision making as a result of its equity holding, it will not exercise full control of those investments. This is especially the case with LYP, the 10% stake in the PNG Upstream Gas Project, ActewAGL and Elgas.

(iv) Information technology (IT)

AGL Energy will be reliant on the continued operation of computer systems and network infrastructure for critical functions, including billing, legislative compliance and financial reporting. Systems interruption that results in the unavailability of AGL Energy's services will reduce its ability to compete effectively and could have an adverse effect on its operations and financial performance. AGL Energy has developed contingency planning and disaster recovery capabilities which are designed to mitigate this risk.

AGL's businesses share integrated computer based IT systems, supported by an in-house IT department. For a period of time after the Demerger, AGL Energy will continue to provide IT services to AGL Infrastructure under transitional arrangements set out in the Shared Services Agreement referred to in Section 12.8(b)(v).

(v) Personnel

AGL Energy will rely on a number of individuals who are critical to its success. There is no guarantee that those individuals will remain with AGL Energy following the Demerger. In addition, tightening labour markets may cause delays in finding suitable replacements as well as increased labour costs, reducing profitability where these increased costs are not recovered through higher revenues.

(c) Financing related risks

Within approximately one week after the Demerger, AGL Energy will have debt of approximately $300 million (but in any event not greater than $400 million). It is also expected that debt facilities will be raised to fund identified development and growth opportunities. If this occurs, AGL Energy will be subject to a number of risk factors in relation to debt financing, which can be summarised as follows.

(i) Refinancing

Tranches of debt will need to be refinanced on various maturity dates. If the tranches of debt cannot be refinanced on acceptable terms on or prior to their maturity dates then AGL Energy may incur higher interest costs.

(ii) Interest rates

Where funds are borrowed at a floating interest rate, AGL Energy will be exposed to adverse movements in interest rates. It is expected that AGL Energy will adopt a policy requiring that a minimum proportion of debt that is subject to floating rates will be hedged for a term of five years.

(iii) Credit ratings

AGL Energy is expected to have a BBB+ Stable long term investment grade credit rating following the Demerger as indicatively assessed by Standard & Poor's. A later downgrade could reduce AGL Energy's capacity to access some sources of debt funding and result in higher interest costs. A downgrade could also adversely affect AGL Energy's energy trading activities.

(iv) Financing terms and covenants

AGL Energy's financing arrangements contain terms and conditions customarily found in financing arrangements for companies with equivalent long term credit ratings. AGL Energy will be obliged to comply with various covenants which may include financial covenants relating to leverage and interest coverage. If AGL Energy's performance is materially below expectations, there is a risk that AGL Energy will not comply with its borrowing covenants.

(d) General risks

(i) Litigation and legal matters

Litigation risks include, but are not limited to, claims by gas and electricity users, native title claims, tenure disputes, environmental and occupational health and safety claims, industrial disputes and third party losses resulting from distribution network disruptions. Legal actions, or the cost of defence of such actions, could reduce the earnings of AGL Energy.

(ii) Changes in law and government regulation

AGL Energy will be required to comply with over 2,300 regulatory obligations, predominantly of an operational nature covering matters such as billings, disconnections and call centre performance.

In addition, there is a risk that a government or government agency may repeal, amend, or enact a new law or regulation, or issue a new interpretation of a law or regulation, which may adversely impact AGL Energy.

As mentioned in Section 3, the regulatory reform process is underway with a view to establishing a single national regulatory framework by 30 June 2007. Whilst this is expected to create efficiencies for AGL Energy by streamlining licence obligations on matters such as marketing, billing, reporting, and dealing with customer hardship, there is a risk that the reform process may stall, delaying the benefit of these efficiencies. There is also a risk that a single national framework adopts the most onerous of existing State based regulations, with the potential to result in higher operational costs.

(iii) Force majeure

AGL Energy's operations will be exposed to unplanned interruptions caused by catastrophic events, such as cyclone, earthquake, landslide, flood, fire, terrorist attack or other disaster. These events are beyond the control of management and known as force majeure events. Whilst many of these events (but not all) are covered under insurance policies, the cost or loss may exceed the amount reimbursable under those policies. The cost of any excess may have an impact on earnings in the short term.

(iv) Occupational health and safety

Under relevant legislation, AGL Energy will have responsibility for health and safety issues affecting its employees, contractors and the public. Breach of those obligations could expose AGL Energy to penalties.

(e) Market related risks

AGL Energy Shares will be traded on ASX. The price at which AGL Energy Shares trade on ASX may be affected by a number of factors unrelated to AGL Energy's financial and operating performance and over which AGL Energy will have no control. These factors include general movements in local and international stock markets, prevailing economic conditions, investor sentiment and interest rates. In addition, there can be no assurance that an active trading or liquid market will develop for AGL Energy Shares.

4.5 Other information

(a) Industrial relations and workers compensation

(i) Impact of Demerger on AGL Energy employees

Section 9 sets out a description of the impact of the Demerger on AGL's current share and incentive plans and those employees (including those who will become AGL Energy employees) and other persons who are participants in those plans.

At the time of the Demerger, it is anticipated AGL Energy will have approximately 1,700 employees. The AGL Board considers there will be ongoing opportunities for AGL Energy to realise efficiency improvements and cost reductions. A final view on this matter will be made by the Chief Executive Officer of AGL Energy and the AGL Energy Board following the implementation of the Demerger having regard to the business strategies and plans which the AGL Energy Board determines to put in place at that time.

The AGL Board expects that AGL Energy will be able to offer redeployment opportunities in other areas of AGL Energy's business for some employees whose positions become redundant but does not expect that it will be possible for AGL Energy to offer comparable positions to all employees whose positions become redundant post Demerger. Those employees whose positions are made redundant will receive a redundancy payment in accordance with their contractual and legal entitlements (with length of service calculated by reference to the employee's aggregate period of service with AGL prior to the Demerger and AGL Energy after the Demerger).

(ii) Industrial relations

AGL Energy's employees in Australia are either:

- employed under awards and agreements registered or made with the Australian Industrial Relations Commission; or
- employed under individual contracts of employment offered to salaried or management employees.

Five trade unions are party to awards and agreements in Australia to which AGL is respondent, and will have AGL Energy employees as members. They are:

- Australian Worker's Union (AWU);
- Association of Professional Engineers, Scientists and Managers, Australia (APESMA);
- Australian Municipal Administrative Clerical & Services Union (ASU);
- Communications, Electrical, Electronic, Energy, Information, Postal, Plumbing and Allied Services Union of Australia (CEPU); and
- Construction, Forestry, Mining and Energy Union (CFMEU).

The Demerger will have no impact on the operation of the awards and agreements under which AGL Energy will operate. Unions have already been advised of the Demerger Proposal and as it is implemented they will be kept informed of the process. AGL Energy maintains a professional and stable working relationship with the unions and, over the previous 12 months, no time has been lost to industrial disputation.

(iii) Occupational health and safety

AGL has occupational health and safety systems and processes on a regional basis to meet local regulatory and compliance requirements to achieve continual improvement in health and safety performance. This occupational health and safety system is, at a minimum, consistent with the requirements in Australian Standards AS4801 and AS4804. AGL Energy will adopt AGL's occupational health and safety systems for its businesses.

(iv) Workers compensation arrangements

AGL Energy will continue to be externally insured under the State based statutory workers compensation schemes in Australia. Following the Demerger, AGL Energy will contractually assume responsibility for managing and discharging any liability associated with pre-Demerger workers compensation claims lodged by employees employed in AGL Energy up to the Demerger Date. AGL Infrastructure will continue to have financial and management responsibility for all other pre-Demerger workers compensation claims.

(b) Other insurance policies

The major insurable risks faced by AGL Energy are currently covered by AGL's insurance policies for property, business interruption, product and general liability and directors and officers liability. AGL Energy will continue to be covered by AGL's existing policies until those policies are next due for renewal, with the costs of those policies for the period between the date of the Demerger and the expiry of the policies being allocated between AGL Energy and AGL Infrastructure. AGL Energy will then seek to put in place appropriate insurance coverage for these risks on normal commercial terms with insurers of acceptable security. The separation of existing insurance arrangements may result in some overall insurance cost increases.

A separate directors and officers liability insurance policy has also been put in place specifically in respect of potential liabilities arising from the Demerger, the coverage of this policy including directors on the board of, and officers employed by, AGL Energy after the Demerger.

(c) Environmental matters

National and local environmental laws and regulations affect the operations of AGL's businesses.

AGL currently operates a system based on ISO 14001 requirements which includes legal and environmental compliance. This system is integrated into AGL's occupational health and safety systems, and ensures applicable environmental legislation and standards are identified for each jurisdiction in which AGL operates. There are also documented procedures and defined responsibilities to ensure compliance with these obligations. AGL Energy will maintain this system in relation to its businesses. The AGL Energy Board will have a Health, Safety and Environment Committee which, among other responsibilities, will be responsible for reviewing the adequacy and effectiveness of AGL Energy's health, safety and environmental management systems. The AGL Energy Board will oversee environmental compliance after the Demerger, as set out in Section 8.1(c).

(d) Regulatory matters

AGL Energy has successfully implemented a comprehensive Regulatory Compliance Management Framework which assists the business in meeting its regulatory obligations. Key features of the framework include a Legislative Compliance Policy (based on the Australian Standard AS3806), the Regulatory Compliance Management System ("TRACK©"), Incident Reporting System (IRIS), Regulatory Reporting Register and Regulatory Advice and Review Register.

(e) General litigation

AGL Energy is not engaged in any litigation the outcome of which is likely to have a material adverse effect on the business or financial position of AGL Energy.

On 17 December 2002, AGL Wholesale Gas as buyer and AGL as guarantor, entered into two long term gas supply agreements with the Cooper Basin producers. The same producers are party to each of the contracts (although in different shares). One contract relates to the South Australian Cooper Basin and the other to the South West Queensland Cooper Basin.

On 1 July 2005, Santos, as the producers' representative under the contracts, issued a notice to AGL under each of the contracts that the producers had determined to review the gas price payable by AGL Wholesale Gas under the contracts. The contracts set out a mechanism for a price review. Under this mechanism, the parties had until 1 October 2005 to reach a negotiated outcome on price, which did not occur. Accordingly, the parties have appointed arbitrators to determine a new gas price under the contracts. The arbitrators must determine the new gas price by 1 October 2006 and the new gas price will apply from 1 July 2007.

AGL has, based on the factors that the arbitrators are permitted to take into account under the gas supply agreements, formed the view that the gas price under the contracts ought not increase.

(f) Contracts

The key terms of material contracts and arrangements that affect AGL Energy are summarised in Section 12.8.

5. Financial Information on AGL Energy After the Demerger

5.1 Overview

(a) Basis of preparation

The information contained in this Section 5 relates to historic financial information which has been amended to include various pro forma adjustments outlined in the Investigating Accountant's Report. Other than these pro forma adjustments, there is no prospective financial information included in this Section. A dividend outlook for AGL Energy is contained in Section 1.

The historic information regarding AGL Energy that is included in this Booklet has been prepared:

- based upon the significant accounting policies in Note 1 to Appendix 1 to the Investigating Accountant's Report. These policies reflect those adopted and applied under an AIFRS environment which applies only to the 2005 financial year, this being the comparative year upon transition to the new accounting rules. The accounting policies adopted for the 2003 and 2004 financial years are those disclosed in the full financial reports released to ASX for those years; and
- by combining the results of operations, financial position and cash flows of AGL Energy in each of the historical periods and applying relevant pro forma adjustments set out in the Investigating Accountant's Report and on the assumption that the energy business was conducted by AGL Energy during those periods.

These pro forma financial statements may not have represented the results of operations, financial performance and cash flows of AGL Energy had it been an independent company during the periods presented. This is because:

- AGL Energy did not operate independently of AGL during the relevant periods;
- AGL Energy undertook a restructure in the second half of the 2005 financial year which altered the way in which the business was operated and reported. Two new business divisions, Retail Energy and Merchant Energy, were created to focus operations of the business. The Retail Energy segment concentrates on the marketing and retailing of energy and the Merchant Energy segment concentrates on the management of wholesale energy costs. This restructure was accompanied by a change in company strategy, resulting in growth into upstream gas assets and further growth in power generation assets as described in Section 4;
- the pro forma financial statements reflect allocations to AGL Energy for certain corporate expenses incurred by AGL and attributable to AGL Energy;
- the pro forma financial statements may not reflect strategies or operations that AGL Energy would have followed or undertaken if it had acted as an independent company instead of being part of AGL;
- the terms of contracts between AGL Energy and its suppliers, customers and financiers may have been different if AGL Energy had not been part of AGL; and
- AGL Energy may have been exposed to different business and financial risks if it had not been part of AGL.

(b) Reconciliation from actual to pro forma results

The pro forma 2005 financial year income statement and balance sheet have been prepared under AIFRS and are derived from the pro forma consolidated financial statements included in Appendix 1 to the Investigating Accountant's Report. The 2005 financial year pro forma data has also been reconciled to an AGAAP position and is included in the Investigating Accountant's Report. The 2003 and 2004 financial year income statements are based on AGAAP.

Pro forma adjustments have been made to the historic financial information to adjust for material discontinued activities, to exclude the impact of certain non-recurring items and, where applicable, to reflect the costs of operating as an independent company. The AGL Board considers the pro forma adjustments enable a meaningful analysis of the underlying financial performance of AGL Energy. AGL Shareholders should refer to the 'Important Information' Section in this Booklet.

Figures 5.1, 5.2 and 5.3 set out a reconciliation between Revenue, EBITDA and EBIT in the pro forma financial statements and in AGL's audited consolidated financial statements for the 2003, 2004 and 2005 financial years.

For purposes of this Section 5, unless otherwise indicated:

- "Revenue" means total revenue from ordinary activities, including sales revenue, dividend and other revenue, and after the pro forma adjustments indicated in Figure 5.1;
- "EBITDA" means profit from ordinary activities before borrowing costs, income tax expense, depreciation and amortisation and after the pro forma adjustments indicated in Figure 5.2;
- "EBIT" means profit from ordinary activities before borrowing costs and income tax expense and after the pro forma adjustments indicated in Figure 5.3;
- "cash flow from operating activities" includes receipts from customers, payments to suppliers and employees, the payment of taxes and government charges (excluding income tax), the receipt of dividends from equity accounted and joint ventures entities and the receipt of interest income;
- "free cash flow" represents cash flow from operating activities less maintenance capital expenditure;
- "maintenance capital expenditure" represents the minimum capital expenditure required to maintain all assets in proper functioning order and excludes growth capital expenditure; and
- for the purposes of presentation, all significant items disclosed in financial reports lodged with ASX over the 2003, 2004 and 2005 financial years have been excluded from the AGL Energy pro forma historical information in this Section 5.1(b).

Figure 5.1 **Pro forma Revenue**

Income statement AGL Energy	2005 AIFRS $'m	2005 AGAAP $'m	2004 AGAAP $'m	2003 AGAAP $'m
REVENUE ADJUSTMENTS				
Reported Revenue (AGL) [1]	4,913.5	4,915.4	4,201.7	4,687.8
Less: Operating revenue of New Zealand businesses now sold	-206.7	-206.7	-417.6	-535.2
Less: Revenue on sale of New Zealand businesses - significant item	-784.1	-784.1	-	-752.3
Less: Sale of surplus property [2]	-37.0	-37.0	-0.9	-23.2
Less: Costs associated with discontinuation of telecommunications business	-1.9	-1.9	-19.4	-9.2
Plus: Reinstatement of intragroup revenue previously eliminated [3]	444.6	444.6	445.5	456.7
Revised Revenue	**4,328.4**	**4,330.3**	**4,209.3**	**3,824.[illegible]**
Adjustment to remove AGL Infrastructure total revenue	-771.0	-772.4	-728.3	-692.6
Pro forma reported Revenue – AGL Energy	**3,557.4**	**3,557.9**	**3,481.0**	**3,132.0**

1. Extracted from audited consolidated financial statements.
2. Principally the sale of Breakfast Point land parcels.
3. This adjustment relates to the reinstatement of revenue generated from sales to businesses that will form part of each demerged entity assuming the Demerger is completed, at which time these adjustments will no longer be eliminated on consolidation.

Figure 5.2 **Pro forma EBITDA**

Income statement AGL Energy	2005 AIFRS $'m	2005 AGAAP $'m	2004 AGAAP $'m	2003 AGAAP $'m
EBITDA ADJUSTMENTS				
Reported EBIT (AGL)	1,062.5	1,054.5	701.0	687.3
Reported depreciation and amortisation	190.5	198.8	236.7	249.9
Reported EBITDA[1]	**1,253.0**	**1,253.3**	**937.7**	**937.2**
Less: Profit on sale of New Zealand businesses – significant item	-591.5	-591.5	-	-59.7
Less: EBITDA from discontinued New Zealand businesses	-104.9	-104.9	-199.9	-245.6
Less: EBITDA from discontinued property operations	-1.2	-1.2	-	0.2
Less: EBITDA from discontinued telecommunications business	-2.2	-2.2	33.3	70.2
Less: Sale of surplus property	-2.6	-2.6	-1.6	-8.6
Plus: Write-down of Electricity Networks' assets	231.1	231.1	-	-
Plus: Write-down of Windamurra Power Station and APT Western Pipeline	-	-	8.4	-
Less: Non-recurring profit from APT entering tax consolidations	-	-	-27.9	-
Plus: Non-recurring other items	5.0	5.0	7.6	-
Revised EBITDA	**786.7**	**787.0**	**757.6**	**693.7**
Adjustment to remove AGL Infrastructure total EBITDA	-439.6	-444.0	-421.4	-402.7
	347.1	343.0	336.2	291.0
Less: Additional costs post-Demerger [2]	-10.5	-10.5	-10.5	-10.5
Pro forma reported EBITDA – AGL Energy	**336.6**	**332.5**	**325.7**	**280.5**

1. Extracted from audited consolidated financial statements.
2. Additional costs post-Demerger represent the anticipated additional costs expected to be incurred in the year immediately following the Demerger as a result of the need to duplicate in the short term certain costs necessary to operate AGL Energy as an independent business. Refer Section 2.3 for further explanation of these transitional costs.

Figure 5.3 Pro forma EBIT

Income statement AGL Energy	2005 AIFRS $'m	2005 AGAAP $'m	2004 AGAAP $'m	2003 AGAAP $'m
EBIT ADJUSTMENTS				
Reported EBIT (AGL)[1]	1,062.5	1,054.5	701.0	687.3
Less: Profit on sale of New Zealand businesses – significant item	-591.5	-591.5	-	-59.7
Less: EBIT from discontinued New Zealand businesses	-73.7	-73.7	-129.4	-139.1
Less: EBIT from discontinued property operations	-	-	-	1.3
Less: EBIT from discontinued telecommunications business	-2.2	-2.2	33.3	70.2
Less: Sale of surplus property	-2.6	-2.6	-0.5	-8.5
Plus: Write-down of Electricity Networks' assets	231.1	231.1	-	-
Plus: Write-down of Windamurra Power Station and APT Western Pipeline	-	-	8.4	-
Less: Non-recurring profit on APT entering tax consolidations	-	-	-27.9	-
Plus: Non-recurring other items	5.0	5.0	7.6	-
Revised EBIT	**628.6**	**620.6**	**592.5**	**551.5**
Adjustment to remove AGL Infrastructure total EBIT	-329.8	-361.6	-337.0	-324.3
	298.8	259.0	255.5	227.2
Less: Additional costs post-Demerger [2]	-10.5	-10.5	-10.5	-10.5
Pro forma Reported EBIT – AGL Energy	**288.3**	**248.5**	**245.0**	**216.7**

1. Extracted from audited consolidated financial statements.
2. Additional costs post-Demerger represent the anticipated additional costs expected to be incurred in the year immediately following the Demerger as a result of the need to duplicate in the short term certain costs necessary to operate AGL Energy as an independent business. Refer Section 2.3 for further explanation of these transitional costs.

5.2 Management discussion and analysis of the financial results of AGL Energy

The financial results referred to in this Section 5.2 exclude the effects of the transition to AIFRS to provide analysis on the underlying results from operations without the effects of these transitional adjustments. The detailed financial effects of AIFRS on AGL Energy's results are set out in Section 5.4.

Set out in this Section 5.2 is a discussion and analysis of the key trends and results of AGL Energy during the three years to 30 June 2005 on the assumption that the energy business was conducted by AGL Energy during that period. Section 5.2(a) sets out a financial summary of the Revenue, EBITDA and EBIT for each operating segment. Section 5.2(b) provides a discussion and analysis of segment Revenue, EBITDA and EBIT for the three years to 30 June 2005. Section 5.2(c) provides a year on year analysis by segment.

There are a number of other factors which may affect the financial results of AGL Energy, including those set out in Section 4.

(a) Overview of pro forma results of operations by segment

The pro forma results of operations by segment for AGL Energy (prepared on the assumption that the energy business was conducted by AGL Energy during this period) including the pro forma adjustments noted in the Investigating Accountant's Report for the 2003, 2004 and 2005 financial years are set out in Figure 5.4.

Figure 5.4 Pro forma results of operations by segment

Income Statement AGL Energy	2005 AGAAP $'m	2004 AGAAP $'m	2003 AGAAP $'m
Sales revenue			
Australia	3,557.9	3,481.0	3,132.0
Total AGL Energy sales revenue	**3,557.9**	**3,481.0**	**3,132.0**
EBITDA			
Energy, Sales and Marketing [1]	274.9	269.6	240.8
Energy Investments			
Liquefied Petroleum Gas (LPG)	19.9	15.6	21.0
ActewAGL Retail	16.5	15.6	8.9
Power Generation	41.1	35.8	19.9
Other including corporate costs [2]	-19.9	-10.9	-10.1
Total AGL Energy EBITDA	**332.5**	**325.7**	**280.5**
EBIT			
Energy, Sales and Marketing [1]	206.2	218.8	196.6
Energy Investments			
LPG	19.6	15.3	20.1
ActewAGL Retail	16.5	15.6	8.9
Power Generation	27.6	22.9	15.6
Other including corporate costs [2]	-21.4	-27.6	-24.5
Total AGL Energy EBIT	**248.5**	**245.0**	**216.7**

1 During the 2003, 2004 and 2005 financial years, AGL reported an Energy, Sales and Marketing segment in its annual results. In February 2005, AGL announced the restructure of the Energy, Sales and Marketing segment into two separate segments – Retail Energy and Merchant Energy. These new segments commenced separate activities from 1 April 2005 but separate reporting of results from 1 July 2005. Both the Retail Energy and Merchant Energy businesses will be part of AGL Energy after the Demerger.

2 This amount includes $10.5 million of incremental corporate costs of maintaining AGL Energy as a separate legal entity. These have been included in each year for the purposes of this pro forma financial statement (refer Section 2.3 for details).

(b) Discussion and analysis of segment results for the 2003, 2004 and 2005 financial years

(i) Revenue

The Revenue earned by AGL Energy increased 11.1% from $3,132.0 million to $3,481.0 million between the 2003 financial year and the 2004 financial year and increased a further 2.2% to $3,557.9 million from the 2004 financial year to the 2005 financial year.

The principal contributor to the 2004 financial year increase of $349.0 million was the inclusion for a full year of the Pulse Energy businesses which was included in the 2003 financial year for an 11 month period.

The 2005 financial year increase of $76.9 million reflected an increase in dual fuel customer accounts, as well as an overall increase of 16,081 customer accounts. The acquisition of Terra Gas Trader in January 2005 also contributed approximately $62.9 million to this revenue.

(ii) EBITDA analysis

Energy, Sales and Marketing

The Energy, Sales and Marketing segment was responsible for the sale and marketing of gas, electricity and energy services to AGL's customer base across Australia.

EBITDA grew by 12.0% or $28.8 million from the 2003 financial year to the 2004 financial year. This was due to the inclusion of 12 months of results of the Pulse Energy businesses in the 2004 financial year, compared to 11 months for the 2003 financial year and from the growth of gas and electricity volumes. The 2005 financial year EBITDA grew by 2.0% or $5.3 million despite a more competitive retail environment (which resulted in higher marketing campaign costs), milder weather in winter and summer and a lower management fee from the expiry of a transitionary service agreement with Alinta DEPG Pty Ltd.

Additional key factors affecting EBITDA performance during the 2003, 2004 and 2005 financial years included:

- the acquisition of the Pulse Energy businesses in the 2003 financial year providing an increased customer base;
- competition for customers intensifying as markets opened to full retail contestability with customer churn and increasing marketing costs placing pressure on margins; and
- variability of weather patterns impacting costs and affecting the consistency of results.

Energy Investments

LPG EBITDA contribution fell 25.7% or $5.4 million between the 2003 and 2004 financial year. This was mainly because of a major scheduled shutdown at the HC Extractions plant in the 2004 financial year. From the 2004 financial year to the 2005 financial year, EBITDA grew by 27.6% or $4.3 million due to the business streamlining its operations which resulted in better trading margins. An appreciating Australian dollar further improved the result in this period. The dependence of HC Extractions on the Saudi spot price of propane for its pricing resulted in some earnings volatility.

ActewAGL's improvement in EBITDA contribution of 75.3% or $6.7 million from the 2003 financial year to the 2004 financial year was due to continued business growth. The 2005 financial year EBITDA grew 5.8% or $0.9 million over the 2004 financial year due to higher customer retention and lower operating costs as the business continued to develop its brand in the ACT.

Power Generation

EBITDA increased 79.9% or $15.9 million from the 2003 financial year to the 2004 financial year mainly due to a full year contribution from the Somerton and Hallett peaking plants following their commissioning during the 2003 financial year. Substantial investment in enhancements to the generators improved start reliability which had a positive effect on the consistency of EBITDA reported during the period. EBITDA grew by 14.8% or $5.3 million from the 2004 financial year to the 2005 financial year as this was the first year of contribution from the investment in LYP.

(iii) EBIT analysis

Energy, Sales and Marketing

EBIT grew by 11.3% or $22.2 million between the 2003 financial year and the 2004 financial year. This was mainly due to the acquisition of the Pulse Energy businesses which contributed 12 months of additional EBIT in the 2004 financial year (only 11 months for the 2003 financial year which was its first period of ownership by AGL). The growth in natural gas volumes throughout the period and in electricity volumes in the 2004 financial year contributed positively to the growth in EBIT. This was partially offset by increasing marketing costs and customer churn costs which were incurred following the introduction of full retail contestability in the Victorian and South Australian markets. EBIT fell by 5.8% or $12.6 million from the 2004 financial year to the 2005 financial year. The decrease in EBIT was due to an increasing competitive retail environment (which resulted in higher marketing campaign expenditure), milder weather across winter and summer and a lower management fee with the expiry of a transitionary service agreement with Alinta DEPG Pty Ltd following the acquisition of the Pulse Energy businesses.

Depreciation and amortisation expense increased 14.9% in the 2004 financial year due to a full year depreciation charge arising from the acquisition of the Pulse Energy businesses and by 35.2% in the 2005 financial year from additional capital expenditure in the 2004 financial year principally on system enhancements.

Energy Investments

The LPG EBIT contribution fell 24.3% or $4.9 million between the 2003 financial year and the 2004 financial year. This was mainly caused by a major scheduled shutdown at the HC Extractions plant in the 2004 financial year which resulted in a fall in EBIT of $5.9 million. From the 2004 financial year to the 2005 financial year, EBIT grew by 28.1% or $4.3 million as the business streamlined its operations resulting in better trading margins. An appreciating Australian dollar further improved the result in this period. The dependence of HC Extractions on the Saudi spot price of propane for its pricing provided some earnings volatility.

ActewAGL's improved EBIT contribution of 75.3% or $6.7 million from the 2003 financial year to the 2004 financial year was due to the continued growth and market positioning of the joint venture. The 2005 financial year EBIT contribution grew 5.8% or $0.9 million over the 2004 financial year due to higher customer retention and lower operating costs as the business continued to develop its brand in the ACT.

Power Generation

EBIT increased 46.8% or $7.3 million from the 2003 financial year to the 2004 financial year and increased 20.5% or $4.7 million from the 2004 financial year to the 2005 financial year.

EBIT grew largely due to the contributions of the Somerton and Hallett peaking plants whose first year of contribution was the 2004 financial year following their construction in the 2003 financial year and the first full year contribution from the investment in LYP which occurred in April 2004. Investments in generator enhancements and a tolling arrangement with the Energy, Sales and Marketing segment contributed towards the growth in EBIT. Improved start reliability of the peaking plants and regular preventative maintenance expenditure ensured that the plant availability impacted positively on results.

Depreciation and amortisation increased 200.0% and 4.7% in the 2004 financial year and the 2005 financial year respectively, reflecting the completion of construction and ongoing operation of the peaking plants as noted above.

(c) Year on year analysis – specific segment issues

A more detailed analysis of the pro forma financial results of AGL Energy for the 2003, 2004 and 2005 financial years is set out below. This information is intended to provide AGL Shareholders with more specific data on AGL Energy in each of the subject financial years. It has not been amended to include the various AIFRS adjustments outlined in Section 5.4.

(i) Energy, Sales and Marketing

2003 financial year – EBIT contribution $196.6 million

Profit increased by $96.5 million over the previous financial year. The result reflected the acquisition of the Pulse Energy businesses which contributed $96.2 million to profit for the eleven month period from acquisition. The 2003 financial year result, excluding the Pulse Energy businesses, was impacted by the high cost of wholesale electricity contracts in South Australia particularly over the summer period. There was an increase in residential and small business tariffs in South Australia which became effective from 1 January 2003. Improved gas margins in NSW were partially offset by the costs incurred by AGL Energy to implement and support full retail contestability.

2004 financial year compared to 2003 financial year – EBIT contribution $218.8 million (2003 financial year $196.6 million)

During the 2004 financial year, Energy, Sales and Marketing contributed $218.8 million to EBIT compared with $196.6 million for the previous financial year. This improvement was driven by an additional month's contribution from the Pulse Energy businesses, the cessation of the Victorian Gascor agency agreement and strong gas sales in Victoria and NSW (due to weather) and improved margins. The number of dual fuel customer accounts increased by 67,700. These gains were partially offset by the increased amortisation of licence fees and higher purchase costs associated with increased electricity volumes. In addition, the result was negatively impacted by additional marketing and customer churn costs reflecting increased levels of competition and net customer account losses of 76,000.

Total natural gas sales of 159.0 PJ were 6.8 PJ higher than the prior financial year. Sales to the mass market, the residential and small business market in NSW decreased by 0.6 PJ to 29.0 PJ. This decrease in volume was due to the transfer of customers in the Young, Goulburn, Yass and Boorowa districts to ActewAGL (0.6 PJ) and customer losses. The decrease was offset by an increase in volume due to a cooler winter than the previous financial year winter weather (1.0 PJ). Sales to the mass market in Victoria increased by 8.0 PJ to 37.2 PJ. This increase was primarily the result of an additional month's sales volume from the Pulse Energy businesses (5.6 PJ) and cooler winter weather than the prior financial year (2.2 PJ). In NSW, sales to the contract market decreased by 3.3 PJ to 37.5 PJ primarily due to the closure of operations of two major customers (Port Kembla Copper and Pasminco). Sales to the contract market in Victoria increased by 5.9 PJ to 25.9 PJ. This increase was due primarily to an additional month's sales volume from the Pulse Energy businesses (2.7 PJ), cooler than prior financial year winter weather (1.5 PJ) and a number of new large contracts. Wholesale gas sales decreased by 3.2 PJ to 29.4 PJ primarily due to lower sales volumes to National Power (5.9 PJ) and Origin Energy (3.7 PJ) offset by an increase in sales volume to ActewAGL.

Total electricity sales of 22,295 GWh were 1,087 GWh higher than the prior financial year. Sales to the mass market in Victoria increased by 418 GWh to 5,140 GWh. This increase was due primarily to an additional month's sales volume from the Pulse Energy businesses (326 GWh) and cooler winter weather than the prior financial year. Sales to the mass market in South Australia were down slightly by 77 GWh to 5,315 GWh. Sales to the mass market in NSW more than doubled from 101 GWh to 275 GWh. This 174 GWh increase came from new and additional mass market customers. Sales to the contract market in Victoria decreased by 156 GWh to 4,357 GWh. This decrease in volume was primarily due to the loss of the Paper Australia contract offset by an additional month's sales volume from the Pulse Energy businesses. Sales to the contract market in NSW/ACT increased 619 GWh to 3,777 GWh. This was due to increased volume from Kimberly-Clark, Amcor and coal mines. Sales to the contract market in South Australia decreased 252 GWh to 2,999 GWh with the shutdown of Mobil and reduced volume from University of Adelaide and Coles Myer. Sales to the contract market in Queensland increased by 361 GWh to 432 GWh from increased sales volume from BOC, Gandel and Stockland.

2005 financial year compared to 2004 financial year – EBIT $206.2 million (2004 financial year $218.8 million)

During the 2005 financial year, Energy, Sales and Marketing contributed $206.2 million to EBIT compared with $218.8 million for the previous financial year. The decrease was driven primarily by an increasingly competitive retail environment resulting in higher spending

on marketing campaigns to acquire and retain customers (including incentives to customers), milder weather conditions across winter and summer in all States and lower management fee income resulting from the conclusion of an agreement with Alinta DEPG Pty Ltd for the provision of transitionary services following AGL's acquisition of the Pulse Energy businesses in 2002.

There was an overall increase of 16,081 customer accounts compared to the prior financial year, with the number of dual fuel customer accounts increasing by 276,102 to 1,036,680 accounts.

The EBIT to sales revenue ratio for Energy, Sales and Marketing was 5.9% for the 2005 financial year, down from 6.3% in the prior financial year. The acquisition of Terra Gas Trader in January 2005 and a changed customer mix contributed to this result.

In March 2005, the new business segments of Retail Energy and Merchant Energy were created from the existing Energy, Sales and Marketing and Power Generation divisions.

Total natural gas sales of 173.0 PJ were 14.0 PJ higher than the prior financial year.

Sales to mass market customers decreased by 4.0 PJ to 62.2 PJ. This decrease in volume was primarily due to a warmer winter in the 2005 financial year reducing residential consumption in NSW and Victoria. The decrease was offset by an increase in customer numbers, following the opening of the South Australian gas mass market to competition in July 2004.

Sales to contract market customers were largely in line with the prior financial year across all regions, with a small increase to 69.0 PJ. Sales to the contract market in Victoria decreased by 0.1 PJ to 25.8 PJ. In NSW, they increased by 0.3 PJ to 37.8 PJ and in South Australia increased by 0.2 PJ to 5.4 PJ.

Wholesale gas sales increased by 12.4 PJ to 41.8 PJ primarily due to the acquisition of Terra Gas Trader (13.7 PJ) which was offset by lower sales volumes to National Power (0.9 PJ) and Origin Energy (1.3 PJ).

Total electricity sales volume of 22,279 GWh was largely in line with the prior financial year, showing a slight decrease of 16 GWh.

Sales to mass market electricity customers decreased by 964 GWh to 9,766 GWh as a result of customer losses and the warmer winter. Customer losses in Victoria and South Australia were offset by an increase in NSW.

Sales to contract market electricity customers increased by 948 GWh to 12,513 GWh. In the Victorian contract market, volume was up by 336 GWh to 4,693 GWh. The NSW/ACT contract market sales volumes increased by 477 GWh to 4,254 GWh with 294 GWh of that increase attributable to the signing of the Department of Defence as a new customer.

In South Australia, the contract market electricity volume decreased by 62 GWh to 2,937 GWh due to the loss of Holden (118 GWh) and with OneSteel and BOC operating at reduced capacity for a period of time. In the Queensland electricity contract market, sales increased by 197 GWh to 629 GWh due to the continued acquisition of business, commercial and industrial land customers in the region.

(ii) **Energy Investments**

2003 financial year

ActewAGL Retail, LPG and HC Extractions – EBIT contribution $29.0 million

For this financial year, profit from this segment included AGL's share of equity accounted profits from its investment in ActewAGL Retail totalling $8.9 million, the 50% interest in Elgas totalling $12.8 million and the 100% investment in HC Extractions totalling $7.3 million.

2004 financial year compared to 2003 financial year

ActewAGL Retail – EBIT contribution $15.6 million (2003 financial year $8.9 million)

AGL's share of equity accounted profits from its 50% investment in ActewAGL Retail totalled $15.6 million, an increase of 75.3% over the 2003 financial year. The improvement reflected a colder winter than the prior financial year as well as successful customer retention and growth in customer numbers.

LPG – EBIT contribution $13.9 million (2003 financial year $12.8 million)

AGL's 50% interest in Elgas made a $13.9 million equity accounted EBIT contribution, an increase of $1.1 million, or 8.6%, on the previous financial year, reflecting improved trading margins from sales growth and lower average gas costs.

HC Extractions – EBIT contribution $1.4 million (2003 financial year $7.3 million)

HC Extractions contributed $1.4 million, a decrease of $5.9 million on the previous financial year. The decrease was primarily due to production being impacted by a scheduled plant shutdown for major maintenance in October and November 2003 offset in part by lower average gas costs.

2005 financial year compared to 2004 financial year

ActewAGL Retail – EBIT contribution $16.5 million (2004 financial year $15.6 million)

AGL's consolidated share of profits from its investment in the ActewAGL retail partnership totalled $16.5 million, an increase of 5.8% over the 2004 financial year. This result reflected successful customer retention and lower operating costs which were offset by a warmer winter than the prior financial year.

LPG – EBIT contribution $13.5 million (2004 financial year $13.9 million)

Elgas made a $13.5 million equity accounted EBIT contribution, a decrease of 2.9% compared to the previous financial year. Warmer trading conditions in winter placed pressure on sales volumes, although profit levels were maintained due to the relatively strong Australian dollar. This enabled margins to be maintained despite international LPG prices reaching record levels in US dollar terms during the financial year.

HC Extractions – EBIT contribution $6.1 million (2004 financial year $1.4 million)

HC Extractions contributed EBIT of $6.1 million, an increase of $4.7 million on the previous financial year. The increase was primarily due to additional revenue earned from the favourable movements in the Saudi contract propane price. A significant increase in production, mainly due to the previous financial year's production being adversely affected by plant and equipment damage and a longer major plant shutdown, also contributed to the improved result.

(j) Power Generation

2003 financial year – EBIT contribution $15.6 million

Profit from Power Generation investments increased over the previous financial year, primarily as a result of the commencement of commercial operations at the Somerton (150 MW) and Hallett (180 MW) peaking power plants during the first half of the financial year.

Operations at Windimurra Power Station where AGL had a 50% interest were suspended during the second half of the financial year pending a decision on the plant's future being made.

AGL's 15% interest in the Southern Cross Energy Partnership was sold during the financial year for book value.

2004 financial year compared to 2003 financial year – EBIT contribution $22.9 million (2003 $15.6 million)

Power Generation contributed $22.9 million to profit, an increase of $7.3 million from the previous financial year. The increase was mainly due to the operation for the full financial year of the Somerton and Hallett peaking plants following their completion during the prior financial year and a $2.7 million equity accounted profit contribution from the investment in LYP. These were offset by the lack of generation activity at the Windimurra Power Station, as its only customer Xstrata suspended operations in February 2003. Subsequent to the closure of the Xstrata mine, the decision to write-down the investment in the Windimurra Power Station resulted in the recognition of a significant item of a loss of $4.2 million.

2005 financial year compared to 2004 financial year – EBIT contribution $27.6 million (2004 $22.9 million)

As AGL purchased a 32.5% share in LYP on 8 April 2004, the prior financial year results incorporated less than 3 months contribution from this investment. The 2005 financial year contribution of $9.5 million comprised the equity accounted loss of $1.1 million and loan note interest revenue of $10.6 million. This compares with a 2004 financial year contribution of $2.7 million comprising the equity accounted profit of $0.1 million and loan note interest revenue of $2.6 million. Lower than expected generation revenue affected the 2005 financial year performance which was adversely affected by lower pool prices and the slower than forecast take-up rate of contracts by counterparties. This left LYP with a higher average percentage of plant capacity exposed to pool prices during the year.

5.3 Pro forma balance sheet

The pro forma balance sheet has been derived from the balance sheet of AGL's audited consolidated financial statements for the year ended 30 June 2005. Assets and liabilities relating to AGL Energy in the consolidated financial statements have been separately identified and pro forma adjustments have been made to reflect:

- the proposed capital structure of AGL Energy following the Demerger;
- the acquisition of the Southern Hydro business and the investment in the PNG Upstream Gas Project;
- the introduction of AIFRS; and
- the acquisition of certain AGL Energy assets from AGL at book value pursuant to the Demerger.

Details of these adjustments are outlined in the Investigating Accountant's Report.

The pro forma balance sheet for AGL Energy as at 30 June 2005 is set out in Figure 5.5.

Figure 5.5 **Pro forma balance sheet**

AGL Energy	Pro forma $'m
Current assets	
Cash	19.9
Receivables	762.9
Inventories	9.8
Other current assets	101.0
Total current assets	893.6
Non-current assets	
Receivables	118.8
Equity accounted investments	193.7
Property, plant and equipment	1,412.1
Intangible assets	2,020.7
Deferred expenditure	0.5
Deferred tax assets	64.2
Other non-current assets	21.8
Total non-current assets	3,831.8
Total assets	4,725.4
Current liabilities	
Payables	386.5
Interest bearing liabilities	-
Provisions	40.5
Current tax liabilities	40.0
Unearned revenue	7.8
Other current liabilities	62.1
Total current liabilities	536.9
Non-current liabilities	
Interest bearing liabilities	316.0
Provisions	19.6
Deferred tax liabilities	205.1
Unearned revenue	4.6
Other non-current liabilities	32.0
Total non-current liabilities	577.3
Total liabilities	1,114.2
Net assets	3,611.2
Equity	
Contributed equity	3,611.2
Reserves	-
Retained earnings	-
Total equity	3,611.2

5.4 Reconciliation to AIFRS

(a) Effect of AIFRS on pro forma income statement and balance sheet

A full reconciliation of the pro forma income statement and balance sheet, for the year ended 30 June 2005 from AGAAP to AIFRS is included in Appendix 1 of the Investigating Accountant's Report. A summary reconciliation of the impact on AGL Energy's sales revenue and earnings of the change to AIFRS is provided in Figure 5.6.

Figure 5.6 Pro forma AGAAP/AIFRS income statement reconciliation

($m) Profit and loss income statement	AGAAP 2005	Cessation of amortisation of goodwill	Defined benefit schemes adjustment	Share based payments	Reclassification of net profit on sale of fixed assets	AIFRS 2005
Sales revenue	3,557.9	-	-	-	-0.5	3,557.4
EBITDA	332.5	-	7.2	-3.1	-	336.6
Depreciation and amortisation	-84.0	35.7	-	-	-	-48.3
EBIT	248.5	35.7	7.2	-3.1	-	288.3

Figure 5.7 shows the impact to the balance sheet on the adoption of AIFRS on transition date, being 1 July 2004, and for the 2005 financial year.

Figure 5.7 Pro forma AGAAP/AIFRS balance sheet reconciliation at 30 June 2005

AGL Energy	Pro forma AGAAP $'m	Transition impact 1/07/04 $'m	Transition impact 30/06/05 $'m	Pro forma AIFRS $'m
Current assets				
Cash	19.9	-	-	19.9
Receivables	762.9	-	-	762.9
Inventories	9.8	-	-	9.8
Other current assets	101.0	-	-	101.0
Total current assets	893.6	-	-	893.6
Non-current assets				
Receivables [1]	125.9	-12.1	5.0	118.8
Equity accounted investments	193.7	-	-	193.7
Property, plant and equipment	1,395.1	17.0	-	1,412.1
Intangible assets [2]	1,985.0	-	35.7	2,020.7
Deferred expenditure	17.5	-17.0	-	0.5
Deferred tax assets	64.2	-	-	64.2
Other non-current assets [3]	12.9	4.8	4.1	21.8
Total non-current assets	3,794.3	-7.3	44.8	3,831.8
Total assets	4,687.9	-7.3	44.8	4,725.4
Current liabilities				
Payables	386.5	-	-	386.5
Interest bearing liabilities	-	-	-	-
Provisions	40.5	-	-	40.5
Current tax liabilities	40.0	-	-	40.0
Unearned revenue	7.8	-	-	7.8
Other current liabilities	62.1	-	-	62.1
Total current liabilities	536.9	-	-	536.9
Non-current liabilities				
Interest bearing liabilities	316.0	-	-	316.0
Provisions	19.6	-	-	19.6
Deferred tax liabilities [4]	203.2	4.1	-2.2	205.1
Unearned revenue	4.6	-	-	4.6
Other non-current liabilities	32.0	-	-	32.0
Total non-current liabilities	575.4	4.1	-2.2	577.3
Total liabilities	1,112.3	4.1	-2.2	1,114.2
Net assets	3,575.6	-11.4	47.0	3,611.2
Equity				
Contributed equity	3,611.2	-	-	3,611.2
Reserves	3.4	-11.5	8.1	-
Retained earnings	-39.0	0.1	38.9	-
Total equity	3,575.6	-11.4	47.0	3,611.2

1. Represents the reclassification of share based payment loans to employees from receivables to equity in accordance with AASB 2 "Share Based Payments".
2. Reversal of amortisation of goodwill which is no longer allowed under AIFRS.
3. AGL Energy's share of the movements in the assets and liabilities of AGL's defined benefit superannuation schemes with the offsetting credit entry to retained earnings.
4. Represents the AIFRS tax adjustments required to be made on adoption of AASB 112 "Income Taxes".

(b) Effect of AASB 139 on the pro forma financial statements

AASB 139 requires all derivatives to be measured at fair value on the balance sheet regardless of the use of the derivative. AGL chose to apply the exemption allowed under AASB 1 "First Time Adoption of Australian International Financial Reporting Standards" which permits entities not to apply the requirements of the recognition, measurement, presentation and disclosure standards for financial instruments for the comparative year ended 30 June 2005. As a result, the effects of AASB 139 are not reflected in the pro forma financial statements included in this Booklet.

(i) AIFRS transitional effect of AASB 139 on AGL Energy

AGL Energy uses derivatives to help manage exposures to wholesale electricity, oil and gas price fluctuations. These derivatives will mainly be classified as cash flow hedges and any resulting fair value movements are eligible, subject to compliance with strict documentation and designation criteria, to be accounted for as a direct adjustment to equity in the balance sheet rather than through the income statement. AGL Energy has systems in place to manage energy derivatives, although such systems cannot, by themselves, eliminate potential income statement volatility arising from the effects of AASB 139.

Under AGAAP, the financial effect of energy derivatives was accounted for at settlement, that is, at the same time as the crystallisation of the transaction they hedged. The face value of these derivatives was disclosed in the notes to the financial statements as electricity hedging contracts and a net unrecognised loss or gain in respect of those contracts was also separately disclosed. This amount was not booked in the balance sheet as is now required under AIFRS. At 30 June 2005, the AGAAP net unrecognised loss was $269.0 million. The valuation methodologies used to calculate the fair value of derivatives under AGAAP and AIFRS are different resulting in marginally different outcomes.

Had AASB 139 applied to AGL Energy at 30 June 2005, the net fair value of energy derivatives calculated under AIFRS would have been a loss of $227.8 million (pre-tax and excluding a one-off transitional adjustment against retained earnings of $32.6 million reflecting the write-off of balances associated with cap products). This would have been recorded as an adjustment at that date to gross assets and liabilities on the balance sheet with an equivalent adjustment (net of tax) debited to equity. While no balance sheet adjustment was required to be made, the negative fair value amount of $227.8 million (pre-tax) was disclosed in detail as part of the market briefing accompanying the release of the financial results for the financial year ended 30 June 2005. This fair value adjustment amount as at 30 June 2005 was determined using the forward price curve for electricity hedging contracts as the best estimate of the value of the derivatives in the portfolio at that time.

The net fair value of AGL Energy's derivatives at 31 December 2005 had not been finalised or audited at the time of printing this Booklet. However, the forward price curve for these derivatives as at 31 December 2005 has changed from the forward price curve as at 30 June 2005. By applying the 31 December 2005 price curve to the electricity hedging contract portfolio in existence at 31 December 2005, it has been possible to prepare preliminary calculations of the fair value of the derivative portfolio at that date. This calculation indicates that the magnitude of the negative net fair value adjustment expected to be made to AGL Energy's equity is less than the $227.8 million (pre-tax) disclosed at 30 June 2005. This adjustment will be confirmed after completion of the audit and included in the balance sheet at 31 December 2005.

(ii) Sensitivity of AGL Energy's financial statements to the fair value movements of financial instruments

Based on AGL Energy's derivative portfolio at 30 June 2005, Figure 5.8 and the notes following outline the possible effects of fair value movements on AGL Energy's balance sheet and income statement.

Figure 5.8 **Sensitivity to AASB 139**

	% Volume (approx)	Balance sheet volatility ($'m)			Income statement volatility (pre-tax) ($'m)		
		$1/MWh forward curve change*	Average	Maximum	$1/MWh forward curve change*	Average	Maximum
Swaps	85	30	63	147	-1**	-3**	-8**
Caps	15	9	11	43	9	11	43
Total	100	39	74	190	8	8	35

Notes:
Volatility figures are for six month reporting periods and can be positive or negative. Average and maximum variability figures: for caps 10% and 40% price shifts respectively, and for swaps from recent three year history.
* Unit forward price curve change is $1/MWh in first year ahead and decreasing shifts in subsequent years.
** Assumes all bought swaps fully satisfy AASB 139 hedge effectiveness.

AGL will disclose all 1 July 2005 transitional and current financial year AASB 139 adjustments in its 31 December 2005 half year accounts (which are expected to be released on 28 February 2006). Information on the AASB 139 effects contained in the AGL financial statements at 30 June 2005 and reproduced in this Booklet is based on compliance with the requirements set out in AASB 1047 "Disclosing the Impact of Adopting Australian Equivalents to International Financial Reporting Standards".

On 30 November 2005, AGL completed the acquisition of the Southern Hydro business. On 16 January 2006, AGL announced the finalisation of the terms of the acquisition of an equity interest of 10% of the PNG Upstream Gas Project. These businesses have or will have derivative portfolios which, in time, will be consolidated into the derivative portfolio managed in AGL Energy. The amalgamated portfolios will seek to continue to minimise the risk of energy price movements.

The AGL Energy derivative portfolio is constantly changing to meet operational needs and the sensitivities set out in Figure 5.8 are indicative only. Actual results will vary as portfolio transactions crystallise.

5.5 Liquidity, obligations and commitments and energy derivative portfolio

(a) Liquidity

Prior to the Demerger, AGL met its working capital needs and capital expenditure requirements through a combination of operating cash flows, intercompany loans from other companies in AGL and external debt raising (from various AGL debt raising facilities). It is expected that AGL Energy will satisfy its ongoing capital expenditure requirements and meet its working capital needs through cash generated from operations and funding available under proposed financing which will be put in place at or shortly before the Demerger Date. At the Demerger Date, it is anticipated that AGL Energy will have borrowing facilities totalling $500 million which within approximately one week after the Demerger Date (following completion of the internal restructure referred to in Section 10.1) will be drawn to the extent of approximately $300 million.

New funding facilities will be put in place prior to completion of the Demerger Proposal and will include terms and conditions appropriate to the anticipated credit rating of AGL Energy.

Figure 5.9 sets out the pro forma statement of cash flows for AGL Energy for the years ended 30 June 2003, 2004 and 2005.

Figure 5.9 **Pro forma statement of cash flows**

AGL Energy	2005 $'m	2004 $'m	2003 $'m
Cash flows from operating activities			
Receipts from customers	4,303.4	4,299.9	3,959.4
Payments to suppliers	-4,047.2	-4,054.0	-3,832.5
Dividends received	41.4	22.5	37.5
Interest received	9.1	3.1	1.1
Net cash inflow from operating activities before maintenance capital expenditure	306.7	271.5	165.5
Maintenance capital expenditure [1]	-13.7	-6.9	-46.6
Free cash flow before borrowing costs and income tax	293.0	264.6	118.9

1. Maintenance capital expenditure relates to expenditure which is essential for the proper and continuing operation of individual assets in AGL Energy's portfolio. It is the minimum capital expenditure required to facilitate ongoing business-as-usual activities and maintain those assets in a safe and functional condition.

The pro forma statement of cash flows reflects the cash consequences of the pro forma adjustments set out in the Investigating Accountant's Report. More detail of these cash flows is included in Appendix 1 to the Investigating Accountant's Report.

(b) Explanation of movements in cash flows between the 2003, 2004 and 2005 financial years

Cash flows from operating activities for the 2003, 2004 and the 2005 financial years were positively affected by the acquisition of the Pulse Energy businesses in 2003. The incremental cash flows arising from this acquisition were integrated into the AGL Energy cash flows during the 2003 financial year and net cash flows achieved in the 2004 financial year and the 2005 financial year represent a full year contribution from this acquisition. In the 2004 financial year, the underlying improvement in financial results of AGL Energy positively affected operating cash flow. Dividends received represents cash received from equity accounted and joint venture entities and interest received represents the interest earned on surplus funds which were held from time to time as part of working capital management.

(c) Contractual obligations and commercial commitments

AGL Energy's aggregate long term obligations and commitments (excluding debt which is discussed in Section 5.5(a)) and its energy derivative portfolio obligations (which is discussed in Section 5.5(c)) as at 30 June 2005 are detailed in Figure 5.10.

Figure 5.10 **Obligations and commitments**

Payments Due by Period as at 30 June	Total $'m	Less than 1 year $'m	1 to 2 year(s) $'m	2 to 5 years $'m	Over 5 years $'m
Finance lease obligations	-	-	-	-	-
Contracted capital expenditure	11.7	0.4	2.4	2.3	6.6
Non-cancellable operating leases	16.3	7.3	4.4	4.4	0.2
Total contractual cash obligations	28.0	7.7	6.8	6.7	6.8

The AGL Board considers that AGL Energy will be capable of satisfying these long term obligations and commitments through cash generated from operations, together with cash on hand and, where necessary, borrowings available under AGL Energy's proposed borrowing facilities.

(d) Energy derivative portfolio

The nature of the business undertaken by AGL Energy necessitates the management of electricity and gas price risk through an energy derivative hedging portfolio. The existing portfolio hedges this price risk in accordance with AGL Board approved guidelines which are reviewed regularly by the AGL Board and its Audit & Risk Management Committee. This energy derivative portfolio is exclusively applicable to AGL Energy and there are no interrelationships with AGL Infrastructure that will be disrupted by the Demerger. Upon completion of the Demerger, the entire energy derivative portfolio will therefore be held by AGL Energy and management of it continued under the guidance of the AGL Energy Board. It is anticipated that in the period immediately following the Demerger, AGL Energy will adopt the risk policies and guidelines currently applicable within AGL.

At 30 June 2005, the following energy derivative portfolio policy and financial statement note disclosures were made in AGL's full financial report and had the Demerger occurred at that date, would have been applicable to AGL Energy. The following discussion also includes comparison with the 2004 financial year.

(i) Objectives and significant terms and conditions

AGL enters into a variety of derivative financial instruments to manage the AGL Energy risks described below. AGL does not, and it is anticipated that AGL Energy will not, enter into such instruments for purposes other than as part of the overall management of the wholesale energy portfolio.

(ii) Electricity purchase risk management

AGL's policy is to manage the financial exposure arising from its customers' forecast demand for electricity. In doing so, AGL has entered into various hedging contracts with individual market participants. Any unhedged position exposes AGL to pool price variation. AGL's policy has been, and it is anticipated that AGL Energy's policy in the period immediately following the Demerger will be, that the exposure and the consequent price risk be managed within prescribed limits. The hedge portfolio consists predominantly of swaps, caps and option contract types.

The remaining terms and face values of AGL's outstanding electricity hedging contracts at 30 June 2004 and 30 June 2005 are detailed in Figure 5.11.

Figure 5.11 **Electricity hedging contract commitments**

	Face values 2005 $'m	Face values 2004 $'m
Less than 1 year	1,116.5	1,095.3
1 to 5 year(s)	1,670.7	1,620.9
Longer than 5 years	92.2	114.5
	2,879.4	2,830.7

The net unrecognised loss calculated under AGAAP by comparing the portfolio value of electricity hedging contracts at 30 June 2005 to their fair market value was $269.0 million (2004 financial year $333.2 million loss). All contracts are due for settlement within 11 years of the reporting date. These transactions are for the purposes of hedging current contracted commercial and industrial customer load and forecast mass market customer sales and as such, no ultimate net loss is anticipated.

The net unrecognised loss, calculated in accordance with the relevant accounting standard, has been based on readily available market price estimates which are usually quoted for small volume contracts. These market price estimates are not necessarily representative of independent market price valuations for the unusual and/or larger volume contracts in AGL's electricity hedge portfolio for which relevant market price valuations are not readily available.

(iii) LPG purchase risk management

Exposure to fluctuations in wholesale market LPG prices is minimised through the use of hedging contracts. AGL manages the exposures from its base load of LPG sales. In doing so, AGL has entered into forward contracts under which the sale price of LPG is fixed. The terms and face values of outstanding LPG hedging contracts at 30 June 2004 and 30 June 2005 are detailed in Figure 5.12.

Figure 5.12 **LPG hedging contract commitments**

	Face values	
	2005 $'m	2004 $'m
Less than 1 year	-	4.4

(iv) Credit risk

AGL is exposed to credit related losses in the event of non-performance by counterparties to derivative instruments. At 30 June 2005, AGL had no significant concentration of credit risk with any single counterparty or group of counterparties in respect of derivative instruments. The existence of master netting agreements with a number of counterparties provides additional collateral in respect of credit risk. Amounts receivable by AGL for electricity hedge contracts at 30 June 2004 and 30 June 2005 are detailed in Figure 5.13.

Figure 5.13 **Electricity hedging contract receivables**

	2005 $'m	2004 $'m
Amounts receivable in respect of electricity hedging contracts	54.3	64.2
	54.3	64.2

(v) Liquidity risk

Liquidity risk relating to the use of derivative instruments arises from possible future adverse changes in market conditions. In such circumstances, AGL Energy may be forced to sell derivative positions at values which are below their underlying worth or may be unable to exit the positions at all. Accordingly, it is anticipated that AGL Energy will hedge only in highly liquid derivative markets, although in certain market conditions illiquidity cannot be entirely avoided.

It is anticipated that AGL Energy will have in place funding arrangements to enable it to settle all outstanding derivatives transactions on the due dates.

(vi) Off-balance sheet financial arrangements

AGL has not, and it is anticipated that AGL Energy will not, use special purpose vehicles or any other form of off-balance sheet financing, except for derivatives in the energy trading portfolio described above. From 1 July 2005, with the adoption of AIFRS, AGL Energy's derivative portfolio will be accounted for in accordance with AASB 139, which requires all such instruments to be recognised on-balance sheet from that date.

Operating leases are commitments only under non-cancellable lease agreements and therefore are not included in the balance sheet.

6. Information on AGL Infrastructure After the Demerger

6.1 Core businesses

(a) Gas Distribution Networks

AGL built Australia's first gas network more than 160 years ago and since that time has grown that initial local Sydney system into NSW's most substantial natural gas network. AGL brought natural gas to NSW in the 1970s, and to the ACT where it developed and built the gas network in the 1980s. The ACT network is now part of ActewAGL, the joint venture between ACTEW Corporation and AGL. AGL Infrastructure's initial gas distribution network interests will consist of these two Australian assets and Gas Valpo, a gas distribution company in Chile.

(i) NSW gas distribution network

The NSW gas network had its beginnings in 1837 when AGL was formed to provide lighting in the streets of Sydney using manufactured gas, which was distributed through underground cast iron pipes.

Until 1976, the gas network supplied only gas manufactured from coal and other feedstock at various sites within its distribution territory. The supply of natural gas to NSW commenced in 1976 with the opening of a pipeline from Moomba in north eastern South Australia, to Sydney. With the completion of the Moomba to Sydney pipeline, the gas network began a long term project to convert from manufactured gas to natural gas. This process was completed in 1990 and now all of the gas network's end customers use natural gas.

The gas network has been supplied by the Moomba gas field since 1976 through high pressure transmission pipelines now owned by APT. Since 2000, gas has also been supplied from Bass Strait gas fields through the Eastern Gas Pipeline and also through the interconnect joining the APT system and the Victorian gas transmission network. Receipts of CSM directly into the gas network from Sydney Gas's Rosalind Park plant commenced in 2004. This growth in connectivity has decreased the risk of supply interruption to the gas network.

The gas network has grown through extension, expansion and acquisition to service most major population centres in NSW. The gas network services customers throughout Sydney, Newcastle, Wollongong and over 20 major centres in regional NSW, including the Central West and Riverina regions. At 30 June 2005, the gas network in NSW served approximately 950,000 end users, with consumption during the 2005 financial year of approximately 96 PJ. Current coverage of the gas network is shown in Figure 6.1.

Figure 6.1 **NSW gas network**



Dubbo
Narromine
Wellington
Parkes
Orange
Forbes
Millthorpe
Bathurst
Wallerawang
Lithgow
Blayney
Oberon
Newcastle/
Central Coast
Cowra
West Wyalong
Sydney
Appin
Picton
Bargo
Griffith
Young
Mittagong
Murrami
Boorowa
Bowral
Wollongong
Leeton-Yanco
Exeter
Berrima
Bundanoon
Cootamundra
Narrandera
Coolamon
Junee
Yass
Goulburn
Marulan
AGLGN Trunk Pipeline
AGLGN Distribution Network
APT Pipeline
Eastern Gas Pipeline
Actew AGL Primary Main

The gas network derives revenues primarily from distribution tariffs charged for transporting gas and is subject to the economic regulatory regime established under the Gas Pipelines Access Law (including the third party access code). This law requires the regulated entity, AGL Gas Networks, to have in place an access arrangement approved by IPART which establishes the reference tariffs for the principal transportation services offered by AGL Gas Networks, and sets out the terms and conditions upon which AGL Gas Networks will provide those services.

Economic regulation of the NSW gas network is currently the responsibility of IPART. The current regulatory period for the network commenced on 1 July 2005 and extends to 30 June 2010. It is proposed that responsibility for regulation of the gas network will be transferred to the AER during 2007 (refer to Section 3 for further information).

The NSW gas network obtains its revenues through the following charges:

- **Network tariffs:** set so as to enable the distribution company to earn a return on assets and recover distribution costs, including depreciation, and operating expenses;
- **Connection charges:** for connecting end users to its distribution network, not otherwise recovered through network tariffs; and
- **Other charges:** for other non-regulated services which are not in the nature of a natural monopoly.

Most of the network assets are low pressure gas mains across suburban areas, delivering gas to mainly residential users. Figure 6.2 shows revenue by end user market segment for the year ended 30 June 2005.

Figure 6.2 **NSW gas network transportation revenue by customer type**


Large business 15%
Small business 22%
Residential 63%

Revenue $326 million in 2005 financial year

Small business – annual gas use < 10 TJ
Large business – annual gas use > 10 TJ

The revenue derived from residential and small business end users (tariff market) is proportionate to their consumption throughout the entire year, while the revenue from large business end users (contract market) is generally based upon their required peak daily capacity. In recent years, there has been a significant reduction in reliance on revenues from the contract market. It is expected that this percentage will continue to decline as the tariff market continues to grow both in terms of customer connections and utilisation of the existing network.

Growth in energy demand and network revenue mainly occurs through residential and housing market growth. According to forecasts which underpin the transportation tariffs for the current regulatory period, the proportion of revenue represented by the contract market will be 12% for the 2006 financial year and then continue to decline as a result of growth in the residential market.

Gas used in the residential and commercial market is mainly for space heating, water heating and cooking. Growth in this market segment is achieved by:

- extending the gas network into new housing areas as those areas are developed;
- encouraging more households within the areas in which a gas supply is already available to have a gas supply connected (this is achieved indirectly, through retailer marketing incentives);
- laying mains to extend the gas supply to established areas without existing gas networks; and
- promoting the use of gas in preference to other fuels (primarily by persuading existing gas users to extend the range of gas appliances that they use).

Natural gas provides commercial end users with an efficient, economical and reliable supply of energy. Commercial users include shops, offices, hospitals, schools and universities, public buildings and hotels.

Natural gas is an important component of industry's energy mix. Natural gas is also an important feedstock for the production of fertilisers and other petrochemical products. Key industries supplied by the NSW gas network are iron and steel, aluminium, bricks and ceramics, building materials (glass, plaster board, wood products), paper, fertiliser, and petroleum products. Gas consumption in heating applications is affected by the weather. If there were to be a mild winter then the revenue would be reduced, just as a severe winter would result in increased revenue.

For many of the NSW gas network's industrial and commercial end users, gas must compete with alternative sources of fuel although in practice, there are barriers to users switching between fuels including the capital cost of conversion to another fuel and the need to have storage facilities for solid and liquid fuels (natural gas does not have to be stored by the customer). Those using gas as feedstock do not have similar options short of redesigning operations.

The largest user of the NSW gas network's transportation services is AGL Energy. However, the NSW gas network has operated in a third party access environment since 1997 and it now transports gas on behalf of six authorised suppliers and three major end users (who have contracted directly with the network). The implementation of the Demerger is not anticipated to cause any significant change in the commercial operation of the NSW gas network. Through the introduction of third party access and the subsequent introduction of full retail contestability in 2002, the NSW gas network developed ring-fenced and independent management practices. The NSW gas network transports gas to customer sites regardless of the identity of its supplier and, all other things being equal, receives the same amount of revenue.

(ii) ActewAGL gas network

AGL began construction of gas networks in Canberra in 1980. In October 2000, AGL and ACTEW Corporation entered into a 50/50 joint venture arrangement in respect of a number of networks and retail operations in the ACT, which included the ACT gas network. The joint venture is called ActewAGL. The distribution partnership of ActewAGL owns and operates the electricity and gas distribution networks in the ACT as well as operating the water and sewerage assets owned by ACTEW Corporation, and providing management services to TransACT.

ActewAGL is authorised to reticulate gas in the ACT and in the Palerang, Greater Queanbeyan, Shoalhaven, and Tumut local government areas in NSW. Agility operates and maintains the assets on behalf of ActewAGL.

ActewAGL's gas network is approximately 3,841 km and at 30 June 2005 this network had approximately 100,900 end users with consumption for the 2005 financial year of 7.4 PJ.

ActewAGL's networks, excluding Nowra, are regulated by the ICRC. The current regulatory period for the gas network commenced on 1 January 2005 and extends to 30 June 2010.

(iii) Gas Valpo

AGL Infrastructure owns 100% of Gas Valpo, the largest regional gas distributor in Chile. Gas Valpo distributes and markets natural gas to almost 40,000 customers in Valparaiso and Vina del Mar, the coastal region west of Santiago. These customers are supplied through a total of 497 km of gas mains owned and operated by Gas Valpo.

(b) Electricity Distribution Networks

AGL first acquired an interest in electricity networks more than 10 years ago through its investment in the Victorian electricity company, Solaris. Through its ActewAGL joint venture AGL also has a 50% interest in the ACT electricity network. AGL Infrastructure's initial electricity network ownership interests consist of these two assets.

(i) Victorian electricity distribution network

The disaggregation and corporatisation of the Victorian electricity industry created five distribution companies, one of which was Solaris. AGL acquired an initial 50% interest in Solaris during 1995, and the remaining 50% in 1998.

As the duplication of electricity networks is generally uneconomic, distributors' service areas do not commonly overlap. Each distributor owns and manages the distribution network in the geographic area defined by its distribution licence.

AGL's Victorian electricity distribution network asset is located in the central west to north west area of greater Melbourne. This area includes the municipalities of Williamstown in the south of the region through Footscray, Coburg, and Preston to Heidelberg in the east, and the communities of Broadmeadows out through Sunbury and the semi-rural north west. The asset footprint is shown in Figures 6.3 and 6.4.

Figures 6.3 and 6.4 Victorian electricity distribution network


Tullamarine Fwy/Bulla Rd
Fenton Hill
Hume Highway
Craigieburn
Sunbury
Calder Hwy
Diggers Rest
Western Ring Road
Broadmeadows
Sydenham
Preston
Heidelberg
Coburg
Essendon
Footscray
Williamstown
Melbourne
AGL
Powercor
CitiPower
Tru Energy
United Energy

The footprint of the Victorian electricity network is characterised by:

- residential growth areas on the north western fringe of Melbourne;
- major industrial and commercial areas including Broadmeadows, Footscray, Spotswood, Williamstown;
- Melbourne International Airport at Tullamarine; and
- the established inner suburban residential areas.

The Victorian distribution network covers an area of approximately 950 sq kms and includes approximately 8,112 km of overhead and 2,173 km of underground, high and low voltage lines, cables and services.

The Victorian electricity network derives revenues primarily from regulated tariffs. Economic regulation of this electricity network is currently the responsibility of the ESC. The current regulatory period for the Victorian electricity network commenced on 1 January 2006 and extends to 31 December 2010. It is proposed that responsibility for regulation of electricity distribution will transfer to the AER during 2007 (refer to Section 3 for further information).

The Victorian electricity network obtains its revenues through the following charges:

- **Network tariffs:** set so as to enable the distribution company to earn a return on assets and recover distribution costs, including depreciation, operating expenses, the connection charges paid to the owner of the transmission system and the transmission use of systems fees;
- **Connection charges:** for connecting end users to its distribution network, not otherwise recovered through network tariffs;
- **Excluded service charges:** for distribution related services which are subject to a lesser degree of regulatory process than network tariffs; and
- **Other charges:** for other non-regulated services which are not in the nature of a natural monopoly.

Figure 6.5 shows revenue by end user market segment for the year ended 30 June 2005.

Figure 6.5 **Network tariff revenue by customer type**


Large business 37%
Residential 38%
Small business 25%

Revenue $179 million in 2005 financial year

Small business – annual electricity use > 160 MWh
Large business – annual electricity use > 400 MWh or demand > 120 kW or dedicated substation

Average annual growth in electricity consumption of around 1.5% per annum is anticipated for the residential sector over the coming years, largely resulting from growth in connections. Growth in the commercial and industrial market is expected to remain largely flat, as organic growth continues to be partly offset by redevelopment of inner city industrial land for residential and small business use.

Growth in distributed electricity through the network is influenced by factors such as:

- growth in housing from both development in major residential growth corridors and through urban in-fill and site redevelopment;
- growth in small commercial, manufacturing and engineering output for the region; and
- increases in living standards and wider demand for electrical appliances, for example, air conditioning.

The Victorian electricity network services some of Victoria's largest electricity consumers, including ACI, Australian Pacific Airports Corporation, Ford, Huntsman Chemical, South Pacific Tyres (a joint venture between Ansell and Goodyear Tire) and Visy Paper. The manufacturing sector generally has a presence in the Victorian electricity network distribution area.

As the host retailer in AGL Infrastructure's network area, the largest user of the Victorian electricity network is AGL Energy. However, as for the NSW gas network the Victorian electricity network operates in a third party open access environment and it distributes electricity on behalf of 19 authorised retailers. The implementation of the Demerger will not cause any material change in the commercial operation of the Victorian electricity network.

(ii) ActewAGL electricity network

ActewAGL owns and operates the electricity networks in the ACT and surrounding areas which, prior to October 2000, were 100% owned assets of ACTEW Corporation. AGL now has a 50% interest in these assets through the ActewAGL joint venture.

ActewAGL's electricity network comprises approximately 4,676 km of power lines and at 30 June 2005 this network had 144,598 end users with consumption for the 2005 financial year of 2,757 GWh.

(c) Gas Transmission Pipelines

AGL has a long history in gas transmission pipelines and, prior to the initial public offering of APT in June 2000, had the largest collection of gas transmission pipelines in Australia. Since 2000, AGL has held its Australian pipeline interests (other than the PNG Australian Pipeline Project) indirectly via APT.

(i) APT

AGL Infrastructure is the major unitholder in APT with a 30% interest. APT is an ASX listed entity and owns or has an interest in more than 7,700 km of high pressure gas transmission pipelines across most Australian States and Territories. The majority of these pipelines are operated by Agility on behalf of APT.

APT also owns the Mondarra natural gas storage facility in Western Australia and in early 2006 will commission a CSM processing facility at Kogan, west of Brisbane.

Figures 6.6 and 6.7 provide details relating to APT's pipelines.

Figure 6.6 **APT Pipelines**

APT's Pipelines at 31 December 2005


Amadeus Basin to Darwin Pipeline
Carpentaria Gas Pipeline
Goldfields Gas Pipeline
Roma to Brisbane Pipeline
Midwest Pipeline
Moomba to Sydney Pipeline System
Parmelia Pipeline
Kalgoorlie to Kambalda Pipeline
Central West Pipeline
Wagga to Culcairn Interconnect Pipeline
SCALE
0
250
500
750
1000
kms

Figure 6.7

Pipeline[1]	Ownership	Length (km)	Geographic area	Regulated	Regulatory period
Moomba to Sydney Pipeline system	100%	2,029	NSW/SA/QLD/ACT	Mainline from Moomba to Marsden and the Interconnect are unregulated. The remainder of the pipeline system is regulated	2004 – 2009
Central West Pipeline	100%	255	NSW	Yes	2000 – 2010
Roma to Brisbane Pipeline and laterals	100%	436	QLD	Yes, with pricing derogated until 2006 (Access Arrangement due 31 January 2006)	2000 – 2006
Peat lateral	100%	121	QLD	Aligned with Roma to Brisbane Pipeline regulation from 2006	
Carpentaria Gas Pipeline	100%	840	QLD	Yes, with pricing derogated until 2023	2003 – 2023
Cannington and Mt Isa laterals	100%	104	QLD	No	N/A
Amadeus Basin to Darwin Pipeline and laterals	96% of NT Gas	1,681	NT	Yes	2003 – 2011
Goldfields Gas Transmission Pipeline and Newman lateral	88.2%	1,427	WA	Yes	2005 – 2010
Midwest Pipeline	50%	353	WA	No	N/A
Kalgoorlie to Kambalda Pipeline and Kalgoorlie lateral	100%	52	WA	Yes	Access Arrangement due 2006
Parmelia	100%	445	WA	No	N/A
		7,743			

1. APT also owns a number of other minor laterals, including Westlime, Mt Keith, Leinster and Wiluna laterals in Western Australia and Yimuyn Manjerr and Mataranka laterals in NT.

(ii) **PNG Australian Pipeline Project**

The PNG Gas Producers are in the process of conducting Front End Engineering and Design (**FEED**) for the development of major gas reserves in PNG for sale to Australian markets. If the project proceeds, the additional reserves of PNG gas will provide substantial additional long term supply of conventional natural gas for Australia and additional system security. APC, which is a 50/50 joint venture between AGL and Petronas, is proposing to develop the PNG Australian Pipeline to transport PNG gas to markets in Queensland, the Northern Territory and south eastern Australia. APC was selected as the preferred developer for the PNG Australian Pipeline in April 1998 following an international competitive tender. In October 2004, APC and the PNG Gas Producers executed a binding letter of intent that provides APC with the responsibility for designing, owning and operating the pipeline, as well as securing all project approvals in Australia.

AGL and Petronas have entered into a Joint Development Agreement in relation to the APC joint venture. Further details regarding this agreement are set out in Section 12.8(e)(v).

Under the Pipeline Development Agreement between AGL and APT, which was entered into by AGL and APT at the time of the APT float, AGL is obliged to offer APT a minimum 20% of the aggregate ownership interests in the PNG Australian Pipeline. Under the agreement, APT is obliged, if it decides to accept AGL's offer, to take up a minimum interest of 10% in the PNG Australian Pipeline. Further details regarding this agreement are set out in Section 12.8(e)(i).

The PNG Australian Pipeline Project involves building a network of major pipelines from the PNG/Australia border to a number of delivery points in Queensland (namely major industrial centres Townsville and Gladstone) and across to the Northern Territory to service the alumina refinery located at Gove. Indirectly, the PNG Australian Pipeline Project will connect PNG gas to Brisbane and Mt Isa, and is expected to also connect into existing pipeline networks in the vicinity of Moomba, allowing PNG gas to flow into NSW and South Australian markets. As such, the PNG Australian Pipeline Project will be the catalyst for a national gas transmission grid reaching from the northern tip of Australia down to Hobart, and as far west as Adelaide.

The PNG Australian Pipeline Project will be the largest pipeline project ever undertaken in Australia. The introduction of new gas supplies in large volumes to northern and central Queensland could reasonably be expected to lead to further demand in the longer term from new industrial and mining projects. A summary of the PNG Australian Pipeline Project is shown in Figure 6.8.

Figure 6.8 **PNG Australian Pipeline Project**

Pipeline statistics*

- Total pipeline length > 3,800 km, including 650 km sub-sea pipeline
- 20 compressor stations (fully compressed)
- Diameters 350 mm – 700 mm
- > 450,000 tonnes of steel pipe
- Construction period ~30 months
- 1,500 construction jobs

* These statistics are based on the direct lateral from Townsville to Ballera rather than to Mt Isa.

Pipeline route


Kutubu
Gobe
Kopi
PAPUA NEW GUINEA
Port Moresby
Torres Strait
Bamaga
Cape York
Gove
Weipa
AGL/Petronas PNG-AUS Gas Pipeline
Potential Lateral Pipelines
Upstream PNG Gas Pipeline
Existing Pipelines
Townsville
Mt Isa
Cannington
Rockhampton
Gladstone
Roma
Moomba
Ballera
Brisbane

The PNG Upstream Gas Project is currently in the FEED stage, with project sanction (a final decision by the PNG Gas Producers and APC on whether or not to proceed) expected to occur during the course of this year and gas expected to be delivered through the pipeline during 2009. APC has previously announced a budget of approximately $67 million for the FEED process. FEED is required prior to there being a commitment to proceed to completion in order to provide APC with sufficient confidence in the physical design, engineering and deliverability of the project. In parallel with FEED, APC has been negotiating the key commercial agreements to support the pipeline, clarifying the regulatory regime, developing its financing strategies and conducting due diligence. Completion of the commercial, regulatory and financial positions will be required in order to support the commitment to proceed to financial close. On the assumption that this decision is positive, all material contractual arrangements are expected to be in place by financial close of the project, which is anticipated to be during the second half of the 2006 calendar year.

The major risks inherent in the PNG Australian Pipeline Project, assuming it proceeds, include:

- construction and procurement risks (the risk that construction and purchase of key supplies is delayed or is more costly than expected);
- reserve risk (the risk that gas reserves underperform or are not delivered);
- counterparty risk (risks that contractual counterparties do not honour their obligations);
- market risk (the risk that the gas demand in Australia is less than expected);
- regulatory risk (the risk that regulatory outcomes are more onerous and financially constraining than anticipated); and
- sovereign risk (risks arising from the action of a government).

APC's project development process (incorporating the extensive FEED process) is focused on addressing and quantifying all project risks and developing a project with an acceptable overall risk and return profile, such that a decision to invest in the project is made on a prudent basis with identified long term benefits to APC's joint venturers.

Timing of the various stages of the project is anticipated to be:

- FEED substantially completed by first half of 2006;
- following on from FEED outcomes, project sanction and then financial close in second half of 2006;
- construction from financial close to first gas; and
- first gas to be delivered during 2009.

The Federal and State Governments are in the process of reviewing the gas access regime which will define the regulatory framework for the PNG Australian Pipeline. In its consultation paper issued in November 2005, the MCE recommended the introduction of measures which would provide greenfield projects, such as the PNG Australian Pipeline, with the capacity to apply for a decision that they would not be subject to economic regulation for a period of 15 years from the commencement of operations. These measures will be progressed throughout 2006 and APC is confident that an outcome will be known by financial close.

(d) Contracted Power Generation

AGL Infrastructure will own power generation assets with contracted revenue streams. Its initial assets include the Wattle Point Wind Farm in South Australia and the Cawse Cogeneration Facility in Western Australia. Generation assets with similar revenue characteristics have been identified by AGL Infrastructure as development and growth opportunities.

(i) Wattle Point Wind Farm

The Wattle Point Wind Farm was purchased as part of the Southern Hydro acquisition which was completed in November 2005. The wind farm has 55 turbines with aggregate generating capacity of 91 MW. It has contracted revenues, with all electricity output and green benefits to be contracted to AGL Energy. The Wattle Point Wind Farm is accredited under the MRET.

(ii) Cawse Cogeneration Facility

The Cawse Cogeneration Facility is located at the Cawse nickel and cobalt mine, 55 km north west of Kalgoorlie in Western Australia. It supplies electricity, steam and desalinated water to the Cawse Nickel project, owned by OMG Cawse Pty Ltd (a subsidiary of the OM Group). Electrical capacity of the plant is 16 MW. AGL Infrastructure will own the Cawse Cogeneration Facility, with Agility as operator.

(iii) Wind Powered Generation Growth

AGL Infrastructure has ownership and other rights for the wind powered generation assets shown in Figure 6.9 that will be governed by agreements it will enter into with AGL Energy. Further detail on the contractual arrangements between AGL Energy and AGL Infrastructure is contained in Section 12.8(c)(iv).

Figure 6.9 **AGL Infrastructure's existing and proposed power generation assets**


Key:
Wind
Cogeneration
Wattle Point
91 MW existing
Hallett
95 MW proposed
Bluff
45 MW proposed
Macarthur
330 MW proposed
Dollar
79MW proposed
Cawse Cogeneration Facility
16 MW (WA) existing

(e) Agility

Agility is an energy and utility infrastructure management and services company. It was formed in 2000 as the infrastructure services arm of AGL, with a view to expanding its expertise to the external market. Agility was formed from AGL's own internal operations business unit and draws on AGL's many years of experience in the energy infrastructure industry. Agility has since been successful in growing its external client base and has achieved an average annual growth in EBIT over the last three financial years of more than 10%.

Agility offers a wide range of commercial and engineering services to owners of electricity and gas transmission and distribution assets. These services cover the full life-cycle of assets from feasibility studies, to planning, construction, management, operation, maintenance and de-commissioning. Agility is also building its capabilities in water and waste water network infrastructure based on its expertise in servicing underground energy infrastructure. Agility delivers its services through an 1,800 strong team (including contractors) based in 42 offices and depots across Australia. Agility currently manages and services AGL's NSW gas network and Victorian electricity network, APT's gas transmission assets and ActewAGL's gas networks. Agility will also be seeking a role in maintaining and operating the PNG Australian Pipeline, once completed. At present, Agility manages and/or services nearly 10,000 km of gas transmission pipelines – more than any other pipeline operator in Australia.

Agility's primary market comprises owners of regulated assets.

Agility also provides services to third party clients (non-AGL) and its extensive client base across Australia is shown in Figure 6.10.

Figure 6.10 **Agility's clients**


APT
AGL
Apache Energy
APT
fields Gas Transmission
Hamersley Iron
Western Power
APT
Energex
Ergon Energy
Santos
AGL
APT
Caltex
Country Energy
Gorodok
Integral Energy
Sydney Water Corporation
Trans Grid
APT
ActewAGL
AGL
Australian Pacific Airports Corporation
Mainco
Telstra
Aurora Energy
Powerco

In more recent times, Agility has been chosen by third parties to provide services in geographic areas more distant from its traditional areas of service. Agility is currently constructing and providing operational services to gas distribution assets in Tasmania. It is also rehabilitating gas distribution assets in Victoria. As a result, Agility is now providing services to gas infrastructure in every State and Territory of Australia.

(f) Agility growth

In Australia, electricity transmission and distribution systems are largely government owned (Queensland, NSW, Tasmania and Western Australia) or privately owned (Victoria and South Australia). More than $11.5 billion is spent annually on augmenting, maintaining and operating Australian energy and water infrastructure assets.

In response to increasing customer demands on the networks and limitations imposed by ageing infrastructure, regulatory approval has recently been given to increase capital work programs for a number of the electricity systems. This is creating new opportunities for service providers such as Agility, as network owners seek alternatives to resource their expanded capital works programs. Transmission and distribution network owners in Tasmania, NSW, Queensland and the ACT have contracted Agility to augment their internal services capability with a range of construction and maintenance services.

Agility has put in place strategies to take advantage of these emerging opportunities and is building its capabilities through various means including recruitment and acquisitions. In 2005 Agility acquired two businesses in Queensland that specialise in underground electricity services – Oakland Construction and Yambah Civil Contractors – expanding both electricity service skills and coverage into Queensland. The acquisitions accelerated Agility's entry into the rapidly growing Queensland electricity services market and expanded its capability base.

Agility has recently acquired Cable Layers, a participant in the Western Australian electricity services market. The acquisition of Cable Layers will provide Agility with a platform upon which to deliver underground electricity services to Western Power Corporation. It also provides a base upon which to accelerate Agility's growth into the Western Australia overhead electricity market.

6.2 Key strengths

(a) Quality Australian energy infrastructure and services business

AGL Infrastructure will have infrastructure assets in natural gas transmission and distribution, electricity distribution and certain electricity generation assets. These assets are either natural geographic monopolies or businesses supported by long term energy contracts. As such, AGL Infrastructure is expected to have relatively predictable cash flows. AGL Infrastructure will predominantly manage its assets through Agility.

Approximately 75% of AGL Infrastructure's EBITDA for the 2005 financial year was generated from its regulated distribution networks including ActewAGL. These networks are located across substantial population centres.

(b) Geographic and business diversity

At the Demerger Date, AGL Infrastructure's interests will be located across Australia, with energy networks in south eastern Australia, generation investments in South Australia and Western Australia, and gas transmission pipelines spanning several States.

AGL Infrastructure will be a diversified company on the basis of fuel source. It will have interests and expertise in both electricity and gas infrastructure assets across the supply chain. Diversity of fuel will assist AGL Infrastructure to manage the effects of variable weather conditions as well as providing a platform for further growth.

(c) Integrated business model with Agility as a core component

Agility will form a component of AGL Infrastructure's integrated business strategy. Agility's inclusion as part of AGL Infrastructure's business portfolio will enable its technical know-how and management expertise to be provided from within the business, rather than contracted to a third party operator. Key features of AGL Infrastructure's integrated business model include:

- asset owner with capacity to invest in a wide range of infrastructure projects;
- extensive asset management and operation skills and experience;
- project development and construction expertise, facilitating organic and greenfield developments;
- earnings and cash flow diversity; and
- internal management model with no external management and performance fee payments, enabling higher dividends to be paid to AGL Infrastructure Shareholders.

(d) Longstanding business

AGL has built, owned and operated infrastructure assets through its entire 168 year history, evolving with changing technology, regulation and market conditions. With management and industry experience, AGL Infrastructure will have the people, assets and capabilities to remain competitive in the market.

(e) Experience in regulation

AGL's infrastructure businesses have been subject to economic regulation since the early 1900s. Third party access to the NSW gas network had already been provided for under NSW legislation prior to the introduction of the national scheme. AGL Infrastructure will have experience in regulatory resets in gas and electricity networks across various regulatory regimes and in pipeline regulation.

(f) Strong and predictable cash flows

The bulk of AGL Infrastructure's revenues will be regulated under price controls. As the NSW gas and Victorian electricity businesses, as well as ActewAGL, have recently undergone price resets, this will provide relatively predictable revenues until 2010.

AGL Infrastructure's strong cash flow will support the payment of franked dividends. As AGL Infrastructure will be in a taxpaying position, dividends relating to the 2006 and 2007 years are anticipated to be fully franked.

(g) Attractive growth opportunities

Organic growth opportunities are expected to arise as a result of network load growth and through Agility's increasing third party revenues. In addition to sustained organic network growth, AGL's NSW gas network has a history of greenfield development. AGL has successfully established new natural gas networks to population centres across the central tablelands, the Riverina, South West Slopes and Central West regions of NSW. AGL Infrastructure will have the experience and capability to continue to identify and deliver greenfield opportunities.

One component of Agility's growth has been the provision of its services to non-AGL parties. It has put in place strategies to take advantage of emerging opportunities in this area and is building its capabilities through various means including recruitment of appropriately skilled people and acquisitions.

The PNG Australian Pipeline Project, in particular, will be a major focus as the project moves toward completing the commercial arrangements necessary to achieve financial close.

AGL Infrastructure intends to adopt a capital structure consistent with maintaining a BBB Stable credit rating (as indicatively assessed by Standard & Poor's). This will be achieved by ensuring that financial metrics meet rating agency requirements, including the re-activation of AGL Infrastructure's dividend reinvestment plan where appropriate.

(h) Established alliances

Over the last decade AGL has established alliances with both Australian and international energy companies in order to develop or pursue investment opportunities. These companies include ACTEW Corporation and Petronas.

6.3 Board of directors, senior management and employees of AGL Infrastructure

(a) Directors

On 20 January 2006 and 13 February 2006 respectively, AGL announced that Greg Hayes would be appointed as Chief Executive Officer and Managing Director of AGL Infrastructure and Jeremy Maycock would be appointed as a director of AGL Infrastructure, each subject to the Demerger becoming effective. If AGL Shareholders approve the Demerger, the appointments of Greg Hayes and Jeremy Maycock will take effect from the Effective Date and each of Mark Johnson, David Craig, Carolyn Hewson and Max Ould will resign as directors of AGL Infrastructure on or prior to the Demerger Date.

On or soon after the Demerger Date, the AGL Infrastructure Board will therefore comprise the following:

Graham Reaney
BCom CPA
Chairman

Mr Reaney has been a non-executive AGL Director since 1988. He is Chairman of AGL's Audit & Risk Management Committee and a member of AGL's People and Performance, and Health, Safety and Environment Committees.

Mr Reaney is Chairman of PMP Limited, a Director of St George Bank Limited and a Director of So Natural Foods Australia Limited. He retired as Managing Director of National Foods Limited in 1996, prior to which he was Managing Director of Industrial Equity Limited.

Greg Hayes
BA, Dip Acc, Grad Dip Tax, M App Fin, CA
Chief Executive Officer and Managing Director

Mr Hayes is currently Chief Financial Officer of AGL, where he most recently has overseen the Demerger process. He will be the acting Chief Executive Officer of AGL from the end of February 2006 at which time Mr Greg Martin will retire as AGL's Chief Executive Officer and Managing Director.

He is Chairman of the Great Energy Alliance Corporation which owns Loy Yang Power and was a director of NGC, a listed company in New Zealand in which AGL was the majority shareholder, until December 2004.

Mr Hayes was previously CFO Australia and New Zealand for the Westfield Group, with responsibility for Westfield Holdings, Westfield Trust and Westfield America Trust. Prior to that he held senior management positions for 9 years with Southcorp Limited.

He is a Chartered Accountant, holds a Masters of Applied Finance from Macquarie University and completed the Advanced Management Program at Harvard Business School in 1998.

Details of Mr Hayes' appointment are set out in Section 6.3(b).

Charles Allen AO
MA MSc
Independent Director

Mr Allen has been a non-executive AGL Director since 1996. He is a member of AGL's Audit & Risk Management and Health, Safety and Environment Committees. Mr Allen was asked to serve on the AGL Infrastructure Board in view of his extensive experience in managing both the development of upstream energy assets and major hydrocarbon projects. It is anticipated that he will resign his position within the next two years.

Mr Allen is Chairman of Air Liquide Australia Limited and has also agreed to join the board of AGL Energy. Mr Allen retired as Managing Director of Woodside Petroleum Ltd in 1996. Within the last three years, he was a director and Chairman of National Australia Bank Limited (retired in 2004) and a director of Amcor Limited (retired in 2005).

Sir Ronald Brierley
Independent Director

Sir Ronald Brierley has been a non-executive AGL Director since 1987. He is a member of AGL's Health, Safety and Environment Committee.

Sir Ronald Brierley is Chairman of Premier Investments Limited (commenced in 2002) and a director of Tooth & Co Limited (commenced in 1994). His offices overseas include Chairman of Guinness Peat Group plc. Previously, he was a director of Adsteam Marine Limited.

Jeremy (Jerry) Maycock
B Eng
Independent Director

Mr Maycock's appointment as a director of AGL Infrastructure will take effect from the Effective Date.

Mr Maycock is currently the Managing Director and Chief Executive Officer of Hastie Group Limited. He was previously the Senior Vice President, Southern ASEAN & Australasian/Pacific of Holcim Ltd, a world leading heavy construction materials company. He is also currently Chairman of Cement Australia and a director of Holcim New Zealand Limited.

(b) Terms of Mr Hayes' appointment

AGL Infrastructure and Mr Greg Hayes have entered into a service contract which sets out the terms of Mr Hayes' appointment as Chief Executive Officer and Managing Director of AGL Infrastructure.

Appointment

Mr Hayes has been appointed Chief Executive Officer and Managing Director of AGL Infrastructure conditional upon the implementation of the Demerger. Mr Hayes' appointment will commence on the Effective Date or such other date as is agreed.

Term

Mr Hayes' appointment as Chief Executive Officer and Managing Director of AGL Infrastructure will continue until his appointment is terminated.

Mr Hayes' appointment may be terminated by AGL Infrastructure in the following circumstances:

(a) without notice in the event of any act which detrimentally affects AGL Infrastructure such as dishonesty, fraud or serious or wilful misconduct in the discharge of Mr Hayes' duties or unremedied persistent, wilful or material breaches of the terms of the service contract; or

(b) by giving Mr Hayes six months notice in writing.

Mr Hayes may terminate his appointment:

(a) by giving the Company six months notice in writing; or

(b) by giving AGL Infrastructure three months notice in writing if he ceases to hold the most senior management role within AGL Infrastructure and ceases to be the Managing Director of AGL Infrastructure or if the scope of his responsibilities or authorities is materially diminished (**Fundamental Change in Circumstances**). This right of termination must be exercised within six months after the Fundamental Change in Circumstance occurs.

If AGL Infrastructure terminates Mr Hayes' contract by giving him six months notice in writing it will pay Mr Hayes a termination payment equal to Mr Hayes' annual Total Fixed Remuneration at the time of the termination, which will be inclusive of any payment required in lieu of any unexpired period of notice which is not given.

If Mr Hayes terminates his appointment within six months following the occurrence of a Fundamental Change of Circumstances then AGL Infrastructure will pay Mr Hayes a termination payment equal to one and a half times Mr Hayes' Total Fixed Remuneration at the time the Fundamental Change in Circumstances occurs, which will be inclusive of any payment required in lieu of any unexpired period of notice which is not given. On termination in this circumstance, all unvested Participating Performance Rights held by Mr Hayes will vest to the extent to which the applicable performance condition has been satisfied at the time or to the extent that the AGL Infrastructure Board determines to waive the applicable performance condition.

If Mr Hayes' appointment is terminated by either AGL Infrastructure or Mr Hayes by giving a period of notice then AGL Infrastructure may at any time before the end of the period of notice pay to Mr Hayes in lieu of the unexpired notice period an amount equal to that proportion of Mr Hayes' Total Fixed Remuneration at the time which corresponds to the period of notice which is foregone.

If AGL Infrastructure gives Mr Hayes six months notice of termination at any time before the third anniversary of the commencement of Mr Hayes appointment then the initial grant of 600,000 Participating Performance Rights granted to Mr Hayes will vest to the extent to which the applicable performance condition has been satisfied at the time of termination, subject to a maximum vesting of 200,000 Participating Performance Rights if termination occurs at any time within the first year of Mr Hayes' appointment, 400,000 Participating Performance Rights if termination occurs at any time within the second year of Mr Hayes' appointment and 600,000 Participating Performance Rights if termination occurs at any time within the third year of Mr Hayes' appointment.

Subject to the foregoing, all unvested Participating Performance Rights held by Mr Hayes will automatically vest on the termination of his appointment by AGL Infrastructure to the extent to which the applicable performance condition has been satisfied at the time if Mr Hayes'

appointment is terminated by AGL Infrastructure for any reason other than an act which detrimentally affects AGL Infrastructure as outlined above.

Remuneration

Mr Hayes' remuneration will comprise the components set out below.

Total Fixed Remuneration

Mr Hayes will be paid an initial annual Total Fixed Remuneration of $1 million. During each year of the term of his appointment, the AGL Infrastructure Board will review Mr Hayes' Total Fixed Remuneration for the next year and determine whether to increase that amount having regard to such matters as the AGL Infrastructure Board thinks fit. Under no circumstances can Mr Hayes' Total Fixed Remuneration be reduced without Mr Hayes' written consent.

Short term incentives

Mr Hayes will be entitled to annual short term incentive payments based on the achievement of key performance indicators in accordance with AGL Infrastructure's STIP. The key performance indicators will be set by the AGL Infrastructure Board on an annual basis.

The value of any short term incentive actually provided in a year will be determined by the AGL Infrastructure Board in consultation with Mr Hayes having regard to the level of achievement of the key performance indicators. Unless otherwise agreed, a short term incentive of 30% of Total Fixed Remuneration will be paid where key performance indicators are satisfied at threshold level, a short term incentive of 50% of Total Fixed Remuneration will be paid where key performance indicators for a year are satisfied at target level and a short term incentive of an amount equal to 100% of Total Fixed Remuneration will be paid where key performance indicators for a year are achieved at stretch level. Any short term incentive due to Mr Hayes will be paid in cash.

Long term incentives

Mr Hayes will participate in AGL Infrastructure's LTIP. The terms of the AGL Infrastructure LTIP are summarised in Section 9.4 of this Booklet.

On his appointment as Chief Executive Officer and Managing Director, Mr Hayes will be granted in respect of the first year of his appointment 600,000 Participating Performance Rights. For each of the second and third years of Mr Hayes' appointment, Mr Hayes will be entitled to receive an annual grant of 200,000 Participating Performance Rights.

Subject to the satisfaction of applicable performance conditions, each grant of Participating Performance Rights will each vest at the end of three years after those Participating Performance Rights were granted.

The applicable performance condition will be total shareholder return (TSR) based with the level of vesting dependent upon AGL Infrastructure's TSR performance measured against a comparable group of ASX listed companies determined by the AGL Infrastructure Board at the time each grant of Participating Performance Rights is made. Vesting will operate as follows for the initial grant of 600,000 Participating Performance Rights and the grants of Participating Performance Rights in respect of the second and third years of Mr Hayes' appointment:

Total shareholder return below 50%	0% vests
Total shareholder return of 50%	50% vests
Total shareholder return of greater than 50% and less than 75%	Pro rata
Total shareholder return equal to or greater than 75%	100% vests

Upon vesting, Mr Hayes will be entitled to receive a cash payment (net of tax) equal to the value at the time of vesting of the Participating Performance Rights which have vested, determined by multiplying the number of Participating Performance Rights which have vested by the volume weighted average share price of AGL Infrastructure Shares on ASX in the 90 day period up to and including the vesting date.

The Participating Performance Rights granted to Mr Hayes under the AGL Infrastructure LTIP which are referred to above will vest at no cost to Mr Hayes and, except as set out above, will be issued on the terms and conditions specified in the AGL Infrastructure LTIP.

In the event of a change in control of AGL Infrastructure, all unvested Participating Performance Rights will vest subject to the satisfaction of the applicable performance condition at that time unless the AGL Infrastructure Board determines to waive the performance condition.

Restraint

Under the terms of his appointment, Mr Hayes must not for a period of six months following termination of his appointment be engaged or concerned in any capacity whatsoever in any business which is similar to or competitive with the business of AGL Infrastructure or

solicit or entice or attempt to solicit or entice any director, employee or client of AGL Infrastructure to leave AGL Infrastructure or attempt to persuade any director, employee or client of AGL Infrastructure with whom Mr Hayes had dealings with in the year preceding the termination of his appointment to discontinue their relationship with AGL Infrastructure or reduce the amount of business they do with AGL Infrastructure. These restrictions will cease to apply if the service contract is terminated following a change in control of AGL Infrastructure.

(c) Chief Financial Officer

Mr Tiernan O'Rourke will be appointed as the Chief Financial Officer of AGL Infrastructure upon the Demerger becoming effective.

Mr O'Rourke joined AGL in 2004 and has been responsible for all aspects of AGL's financial management and internal and external reporting as well as the Group's financial service centre. During his 20 years of experience, Mr O'Rourke has been employed by various Australian public companies in senior financial, commercial and management roles including companies such as Westfield Holdings Limited, CSR Limited and Brambles Australia Limited. Mr O'Rourke obtained an MBA from the University of Technology in Sydney specialising in International Business and has gained significant overseas financial experience in Europe, North America and the Pacific Rim while in his previous roles. Mr O'Rourke is a Chartered Accountant and commenced his career in financial management at Ernst & Young where he was an audit manager.

(d) Employees

At the time of the Demerger, AGL Infrastructure will have approximately 1,750 employees. Employees are located across Australia, close to AGL Infrastructure's assets, or the assets of Agility's client base, as shown in Figure 6.11.

Figure 6.11 AGL Infrastructure employees


ACT 5%
NT 2%
Tas 1%
WA 12%
Qld 13%
Vic 23%

AGL Infrastructure will have an experienced workforce, with average length of service with the AGL Group of 12 years. Recent employees have added to the growing expertise, particularly in the areas of underground electricity services and large scale project development.

6.4 Risk factors associated with AGL Infrastructure

In addition to general investment risks, there are a number of risks which will be specific to AGL Infrastructure as well as general investment risks, many of which are outside the control of AGL Infrastructure. These risks may affect the financial and operating performance and condition of AGL Infrastructure. Where possible, risk mitigation strategies will be implemented.

(a) Key company specific risks

(i) Regulatory matters

The majority of AGL Infrastructure's revenues will be earned on its regulated NSW gas and Victorian electricity networks. Prior to the next regulatory resets being effective from 1 July 2010 and 1 January 2011 respectively, AGL Infrastructure will make submissions to the regulator in relation to price movements for distribution services. However, the final decision may differ from what is proposed in those submissions, which in turn may result in an adverse effect on cash flows.

The bulk of assets owned by ActewAGL and many of those owned by APT are also subject to regulation. It follows that AGL Infrastructure's returns from its investments in ActewAGL and APT are subject to the effects of the regulatory decisions that apply to assets owned by those entities.

As a result of this regulatory framework, AGL Infrastructure will be subject to periodic pricing resets by regulators and any decreases in allowed network charges could affect AGL Infrastructure's operational results.

(ii) Weather

Network tariffs are based on throughput volumes forecast at the time of regulatory reset. However, the quantity of gas and electricity transported through the networks may be affected by weather conditions among other things. For example, warmer than forecast winters or mild summers may result in reduced volumes of gas and electricity being sold which would adversely impact AGL Infrastructure's revenues and cash flow.

(iii) Demand

In addition to seasonal variability, the volume of gas or electricity transported for users of the networks is subject to a range of variables which will be outside the control of AGL Infrastructure, including economic conditions, government policy, availability of alternative fuels or energy sources and specific industry conditions of energy consumers. From year to year, volumes may fluctuate depending on changes to these variables.

(iv) Supply availability

Supply disruptions which reduce the availability of gas or electricity may have a detrimental impact on the revenues and cash flows of AGL Infrastructure. Disruptions may occur as a result of problems at the energy source or in transmission infrastructure or can be caused by network failure.

(v) Agility

Agility has established market and business development strategies to achieve targets for revenue and profit, set using the best market information at the time. There is a risk that these targets will not be achieved for reasons including changes in market or competitive conditions.

Agility also has established policies, procedures and delegated authorities for, establishing commercial arrangements with clients. Any failure to correctly scope, price and establish commercial arrangements for projects has the potential to impact Agility's margins.

There is the potential for Agility to be accountable for losses suffered by clients if Agility is found to be at fault in the provision of a service that resulted in that loss. This could have a material impact on Agility's long term reputation as well as having commercial implications.

(vi) Gas Valpo

Since 2004, Gas Valpo has suffered gas supply restrictions imposed by Argentina (from which it sources its gas supply). Gas Valpo has contracted supplies that will provide some protection of its position. However, political influences beyond the company's control create uncertainty over Gas Valpo's ability to obtain gas from Argentina and otherwise manage the gas supply restrictions.

(vii) PNG Australian Pipeline

APC and the PNG Gas Producers have yet to conclude FEED. The outcome of FEED is by its nature uncertain and it may be that the conclusion of this process is not to proceed with the development of the PNG Australian Pipeline Project. Section 6.1(c) contains a description of the PNG Australian Pipeline Project.

(viii) TransACT

AGL has provided a guarantee in support of a $25 million bank facility obtained by TransACT. The guarantee is limited to that facility which, as at 30 November 2005, was drawn to $22.5 million. After the Demerger, AGL Infrastructure will continue to provide a guarantee in support of the bank facility which could increase to the facility limit, namely $25 million.

(b) Other company specific risks

(i) Bypass risk

Bypass occurs where a competitor incurs the costs of replicating portions of a distribution network or gas pipeline rather than purchasing access to the existing network or pipeline. Although the cost is generally prohibitive, bypassing an existing network or pipeline may, in limited circumstances, become viable. Should bypass occur, the resulting loss of gas or electricity volumes would adversely impact AGL Infrastructure's revenues and cash flow.

(ii) Counterparties and contracts

The financial performance of AGL Infrastructure will be partially dependent on the creditworthiness of counterparties and the performance of counterparties to various contractual arrangements. There is risk to AGL Infrastructure that counterparties may be unable to meet their financial obligations resulting in reduced cash flows.

(iii) Control

AGL Infrastructure has a number of investments in which it has a non-controlling interest. While AGL Infrastructure is in a position to influence decision making as a result of its equity holding, it will not exercise full control of these investments. This is especially the case with ActewAGL and APT.

(iv) Information technology (iT)

AGL Infrastructure is reliant on the continued operation of computer systems and network infrastructure for critical functions, including billing, legislative compliance, asset management and financial reporting. Systems interruption that results in the unavailability of AGL Infrastructure's services would reduce its ability to compete effectively and could have an adverse effect on its operations and financial performance. AGL Infrastructure has developed contingency planning and disaster recovery capabilities which are designed to mitigate this risk.

AGL's businesses share integrated computer based IT systems, supported by an in-house IT department. For a period of time following the Demerger, AGL Energy will continue to provide IT services to AGL Infrastructure under transitional arrangements set out in the Shared Services Agreement referred to in Section 12.8(b)(v).

(v) Personnel

AGL Infrastructure will rely on a number of individuals who are critical to its success. There is no guarantee that those individuals will remain with AGL Infrastructure after the Demerger. In addition, tightening labour markets may cause delay in finding suitable replacements as well as increasing labour costs, reducing profitability where these increased costs are not recovered through higher revenues.

(c) Financing related risks

(i) Gearing

AGL Infrastructure will have a large amount of debt and may rely on access to the capital markets for liquidity. The degree to which AGL Infrastructure may be leveraged in the future could affect the ability of AGL Infrastructure to service debt and other obligations, pay dividends to AGL Infrastructure Shareholders, make capital investments, take advantage of certain business opportunities, respond to competitive pressures or obtain additional financing in the longer term.

AGL Infrastructure's access to capital markets may be adversely impacted by a variety of factors, such as material adverse change in the business or a reduction in its credit ratings. The inability to raise capital on favourable terms could impact AGL Infrastructure's ability to sustain and grow its businesses, particularly during times of uncertainty in financial markets.

(ii) Refinancing

Details of the borrowings AGL Infrastructure will assume on the Demerger Date are set out in Section 7.5(c). Tranches of debt will need to be refinanced on various maturity dates. If the tranches of debt cannot be refinanced on acceptable terms on or prior to their maturity date, then AGL Infrastructure's business could be adversely affected.

(iii) Interest rates

AGL Infrastructure will be exposed to adverse interest rate movements where funds are borrowed at a floating interest rate, particularly as revenues are largely determined by regulatory pricing decisions which incorporate the regulators' estimates of real interest rates. AGL Infrastructure will mitigate this risk by adopting an interest rate risk management policy which requires that not less than 80% of the interest rate exposure be hedged between regulatory reset dates. At the date of this Booklet, AGL Infrastructure had approximately 95% of its interest rate exposure hedged until 30 June 2010.

(iv) Credit ratings

On the Demerger Date, AGL Infrastructure expects to have a BBB Stable credit rating as indicatively assessed by Standard & Poor's. A subsequent downgrade (including as a result of changes in operating performance, capital structure or refinancing) could reduce AGL Infrastructure's capacity to access some sources of debt funding and result in higher interest costs.

(v) Financing terms and covenants

A large part of the debt obligations AGL Infrastructure will assume following the implementation of the Demerger were put in place by AGL and will be subject to pre-existing terms and conditions. New financing arrangements, including banking facilities to be put in place prior to the Demerger Date, will contain terms and conditions customarily found in financing arrangements for companies with the same credit risk profile as AGL Infrastructure. AGL Infrastructure will be required to comply with various covenants including financial covenants relating to leverage and interest coverage. If AGL Infrastructure's performance is materially below expectations, there is a risk that AGL Infrastructure will not comply with its financial covenants.

(d) General risks

(i) Litigation and legal matters

Litigation risks include, but are not limited to, claims by gas and electricity users, contractors and sub-contractors, native title claims, tenure disputes, environmental and occupational health and safety claims, industrial disputes and third party losses resulting from distribution network disruptions. Legal actions, or the cost of defence of such actions, could reduce the earnings of AGL Infrastructure.

(ii) Changes in law and government regulation

The Australian energy industry has been subject to an ongoing reform process in recent years. Most recently, the MCE has agreed to a package of reforms to Australia's energy market, a key component of which is the move to a national regulatory framework, to be regulated by the AER. These reforms are in the process of being implemented. It is not clear what effect these reforms will have on AGL Infrastructure.

In addition, there is a risk that a government or a government agency may repeal, amend or enact a new law or regulation, or issue a new interpretation of a law or regulation, which has an adverse impact on AGL Infrastructure.

(iii) Legislative and regulatory compliance

The industries in which AGL Infrastructure will operate are subject to a wide range of legal requirements. These are embodied in legislation, regulations, and a variety of licences and legally enforceable codes, guidelines and similar instruments. Some of these legal requirements, such as the Trade Practices Act and Corporations Act, apply to companies generally in Australia. Others are specific to the industries in which AGL Infrastructure will operate.

AGL Infrastructure, as an asset owner, will be directly accountable for compliance with the licences it holds, and with the codes, guidelines and other instruments that apply to it. Agility, as a contractor to asset owners, is responsible for compliance on their behalf, either directly or under the terms of its service contracts. Failure to comply can result in prosecution and fines, loss of reputation, and in the worst case cancellation of a licence to operate.

National and local environmental laws and regulations will affect the operations of AGL Infrastructure. There is a risk that a liability could be imposed on AGL Infrastructure if there is a failure to comply with environmental laws and regulations with adverse consequences.

AGL maintains an active compliance management system and these practices will be continued by AGL Infrastructure. It is possible, despite these systems that a compliance failure will occur with adverse consequences for the business.

(iv) Native title

Any declaration of native title in respect of land on which AGL Infrastructure assets are located may affect the operations of AGL Infrastructure. In addition, AGL Infrastructure may be required to pay compensation to native title holders in certain circumstances.

(v) Force majeure

AGL Infrastructure's operations will be exposed to unplanned interruptions caused by catastrophic events, such as cyclone, earthquake, landslide, flood, fire, terrorist attack or other disaster. These events are beyond the control of management and known as force majeure events. While many of these events (but not all) are covered under insurance policies, the cost or loss may exceed the amount reimbursable under those policies. The cost of any excess may have an impact on earnings in the short term.

(vi) Occupational health and safety

Under relevant legislation, AGL Infrastructure will have responsibility for health and safety issues affecting its employees, contractors and the public. Breach of those obligations could expose AGL Infrastructure to penalties. Occupational health and safety is a key risk area in the operation and maintenance of energy distribution networks.

AGL Infrastructure's business also gives rise to a risk of claims by customers and members of the community as a result of downed power lines, broken gas mains, and other events caused by construction, operation and maintenance of distribution networks.

(e) Market related risks

AGL Infrastructure Shares will be traded on ASX. The price at which AGL Infrastructure Shares trade on ASX may be affected by a number of factors unrelated to AGL Infrastructure's financial and operating performance and over which AGL Infrastructure will have no control. These factors include general movements in local and international stock markets, prevailing economic conditions, investor sentiment and interest rates. In addition, there can be no assurance that an active trading or liquid market will develop for AGL Infrastructure Shares.

6.5 Other information

(a) Industrial relations and workers compensation

(i) Impact of Demerger on AGL Infrastructure employees

A description of the impact of the Demerger on AGL's current share and incentive plans and those employees (including those who will become AGL Infrastructure employees) and other persons who are participants in those plans is set out in Section 9.

At the time of the Demerger, it is estimated that AGL Infrastructure will have approximately 1,750 employees. The AGL Board considers there will be ongoing opportunities for AGL Infrastructure to realise efficiency improvements and cost reductions. A final view on this matter will be made by the Chief Executive Officer of AGL Infrastructure and the AGL Infrastructure Board following the implementation of the Demerger having regard to the business strategies and plans which the AGL Infrastructure Board determines to put in place at that time.

The AGL Board expects that AGL Infrastructure will be able to offer redeployment opportunities in other areas of AGL Infrastructure's business for some employees whose positions become redundant but does not expect that it will be possible for AGL Infrastructure to offer comparable positions to all employees whose positions become redundant post Demerger. Those employees whose positions are made redundant will receive a redundancy payment in accordance with their contractual and legal entitlements (with length of service calculated by reference to the employee's aggregate period of service with AGL prior to the Demerger and AGL Infrastructure after the Demerger).

(ii) Industrial relations

AGL Infrastructure employees in Australia will be either:

- employed under awards and agreements registered or made with the Australian Industrial Relations Commission, the Queensland Industrial Relations Commission or the Tasmanian Industrial Relations Commission; or
- employed under individual contracts of employment offered to salaried or management employees.

Six trade unions are party to awards and agreements in Australia to which AGL is respondent, and will have AGL Infrastructure employees as members. They are:

- the Australian Workers' Union (AWU);
- the Australian Manufacturing Workers' Union (AMWU);
- the Association of Professional Engineers, Scientists and Managers, Australia (APESMA);
- Australian Municipal Administrative Clerical & Services Union (ASU);
- the Communications, Electrical, Electronic, Energy, Information, Postal, Plumbing and Allied Services Union of Australia (CEPU); and
- Electrical Trades Union of Employees of Australia.

The Demerger will have no impact on the operation of the awards and agreements under which AGL Infrastructure will operate. Unions have already been advised of the Demerger Proposal and as it is implemented they will be kept informed of the process. AGL maintains a professional and stable working relationship with the unions and, over the previous 12 months, no time has been lost to industrial disputation.

(iii) Occupational health and safety

AGL Infrastructure will have occupational health and safety systems and processes on a regional basis to meet local regulatory and compliance requirements to achieve continual improvement in health and safety performance. This occupational health and safety system is, at a minimum, consistent with the requirements in Australian Standards AS4801 and AS4804.

(iv) Workers compensation arrangements

AGL is insured under the State based statutory workers compensation schemes in each State of Australia. AGL Infrastructure will continue this arrangement following the Demerger.

(b) Other insurance policies

The major insurable risks faced by AGL Infrastructure are currently covered by AGL's insurance policies for property, business interruption, product and general liability and directors and officers liability. AGL Infrastructure will seek to secure appropriate insurance coverage for these risks at commercially reasonable rates with insurers of acceptable security. AGL's current directors and officers liability insurance policy will be maintained until the Demerger Date. Additionally, a separate directors and officers liability insurance policy has been put in place in respect of potential liabilities arising from the Demerger. The separation of existing insurance arrangements may result in some overall insurance cost increases.

(c) Environmental matters

National and local environmental laws and regulations will affect the operations of AGL Infrastructure.

AGL currently operates a system based on ISO 14001 requirements which includes legal and environmental compliance. This system is integrated into AGL's occupational health and safety systems, and ensures applicable environmental legislation and standards are identified for each jurisdiction in which AGL operates. There are also documented procedures and defined responsibilities to ensure compliance with these obligations. AGL Infrastructure will maintain this system. The AGL Infrastructure Board will have a Health, Safety and Environment Committee which, among other responsibilities, will be responsible for reviewing environmental policy across AGL Infrastructure, monitoring the adequacy of environmental management systems, and overseeing the management of environmental risks. The AGL Infrastructure Board will oversee environmental compliance after the Demerger, as set out in Section 8.1(c).

(d) Regulatory matters

AGL Infrastructure has successfully implemented a comprehensive Regulatory Compliance Management Framework which assists the business in meeting it's regulatory obligations. Key features of the framework include a Legislative Compliance Policy (based on the Australian Standard AS3806), the Regulatory Compliance Management System ("TRACK©"), Incident Reporting System (IRIS), Regulatory Reporting Register and Regulatory Advice and Review Register.

(e) General litigation

There are outstanding court proceedings, claims and possible claims against AGL which will remain as potential liabilities of AGL Infrastructure after the Demerger, the aggregate amount of which cannot be readily quantified. Legal advice has been obtained and in the light of such advice, provisions have been made as deemed necessary. AGL is not engaged in any litigation the outcome of which is likely to have a material adverse effect on the business or financial position of AGL Infrastructure.

(f) Contracts

The key terms of material contracts and arrangements that affect AGL Infrastructure are summarised in Section 12.8.

7. Financial Information on AGL Infrastructure After the Demerger

7.1 Overview

(a) Basis of preparation

The information contained in this Section 7 relates to historic financial information which has been amended to include various pro forma adjustments outlined in the Investigating Accountant's Report. Other than these pro forma adjustments, there is no prospective financial information included in this Section. A dividend outlook statement for AGL Infrastructure is contained in Section 1.

The historic information regarding AGL Infrastructure that is included in this Booklet has been prepared:

- based upon the significant accounting policies in Note 1 to Appendix 2 to the Investigating Accountant's Report. These policies reflect those adopted and applied under an AIFRS environment which applies only to the 2005 financial year, this being the comparative year upon transition to the new accounting rules. The accounting policies adopted for the 2003 and 2004 financial years are those disclosed in the full financial reports released to ASX for those years; and
- by combining the results of operations, financial position and cash flows of AGL Infrastructure in each of the historical periods and applying relevant pro forma adjustments set out in the Investigating Accountant's Report and on the assumption that the infrastructure business was conducted by AGL Infrastructure during those periods.

These pro forma financial statements may not have represented the results of operations, financial performance and cash flows of AGL Infrastructure had it been an independent company during the periods presented. This is because:

- AGL Infrastructure did not operate independently of AGL during the relevant periods;
- the pro forma financial statements reflect allocations to AGL Infrastructure for certain corporate expenses incurred by AGL and attributable to AGL Infrastructure;
- the pro forma financial statements may not reflect strategies or operations that AGL Infrastructure would have followed or undertaken if it had acted as an independent company instead of being part of AGL;
- the terms of contracts between AGL Infrastructure and its suppliers, customers and financiers may have been different if AGL Infrastructure had not been part of AGL; and
- AGL Infrastructure may have been exposed to different business and financial risks if it had not been part of AGL.

(b) Reconciliation from actual to pro forma results

The pro forma 2005 financial year income statement and balance sheet have been prepared under AIFRS and are derived from the pro forma consolidated financial statements included in Appendix 2 of the Investigating Accountant's Report. The 2005 financial year pro forma data has also been reconciled to an AGAAP position and is included in the Investigating Accountant's Report. The 2003 and 2004 financial year income statements are based on AGAAP.

Pro forma adjustments have been made to the historic financial information to adjust for material discontinued activities, to exclude the impact of certain non-recurring items and, where applicable, to reflect the costs of operating as an independent company. The AGL Board considers the pro forma adjustments enable a meaningful analysis of the underlying financial performance of AGL Infrastructure. AGL Shareholders should refer to the 'Important Information' Section in this Booklet.

Figures 7.1, 7.2 and 7.3 set out a reconciliation between Revenue, EBITDA and EBIT in the pro forma financial statements and in AGL's audited consolidated financial statements for the 2003, 2004 and 2005 financial years.

For the purposes of this Section 7, unless otherwise indicated:

- "Revenue" means total revenue from ordinary activities, including sales revenue, dividend and other revenue and after the pro forma adjustments indicated in Figure 7.1;
- "EBITDA" means profit from ordinary activities before borrowing costs, income tax expense, depreciation and amortisation and after the pro forma adjustments indicated in Figure 7.2;
- "EBIT" means profit from ordinary activities before borrowing costs and income tax expense and after the pro forma adjustments indicated in Figure 7.3;

- "cash flow from operating activities" includes receipts from customers, payments to suppliers and employees, the payment of taxes and government charges (excluding income tax), the receipt of dividends from equity accounted and joint venture entities and receipt of interest income;
- "free cash flow" represents cash flow from operating activities less maintenance capital expenditure;
- "maintenance capital expenditure" represents the minimum capital expenditure required to maintain all assets in proper functioning order and excludes growth capital expenditure; and
- for the purposes of presentation, all significant items disclosed in financial reports lodged with ASX over the 2003, 2004 and 2005 financial years have been excluded from the AGL Infrastructure pro forma historical information in this Section 7.1(b).

Figure 7.1 **Pro forma Revenue**

Income statement AGL Infrastructure	2005 AIFRS $'m	2005 AGAAP $'m	2004 AGAAP $'m	2003 AGAAP $'m
REVENUE ADJUSTMENTS				
Reported Revenue (AGL) [1]	4,913.5	4,915.4	4,201.7	4,687.8
Less: Operating revenue of New Zealand businesses now sold	-206.7	-206.7	-417.6	-535.2
Less: Revenue on sale of New Zealand businesses – significant item	-784.1	-784.1	-	-752.3
Less: Sale of surplus property [2]	-37.0	-37.0	-0.9	-23.2
Less: Costs associated with discontinuation of telecommunications business	-1.9	-1.9	-19.4	-9.2
Plus: Reinstatement of intragroup revenue previously eliminated [3]	444.6	444.6	445.5	456.7
Revised Revenue	**4,328.4**	**4,330.3**	**4,209.3**	**3,824.6**
Adjustment to remove AGL Energy total revenue	-3,557.4	-3,557.9	-3,481.0	-3,132.0
Pro forma reported Revenue – AGL Infrastructure	**771.0**	**772.4**	**728.3**	**692.6**

1. Extracted from audited consolidated financial statements.
2. Principally the sale of Breakfast Point land parcels.
3. This adjustment relates to the reinstatement of revenue generated from sales to businesses that will form part of each demerged entity assuming the Demerger is completed, at which time these adjustments will no longer be eliminated on consolidation.

Figure 7.2 Pro forma EBITDA

Income statement AGL Infrastructure	2005 AIFRS $'m	2005 AGAAP $'m	2004 AGAAP $'m	2003 AGAAP $'m
EBITDA ADJUSTMENTS				
Reported EBIT (AGL)	1,062.5	1,054.5	701.0	687.3
Reported depreciation and amortisation	190.5	198.8	236.7	249.9
Reported EBITDA[1]	**1,253.0**	**1,253.3**	**937.7**	**937.2**
Less: Profit on sale of New Zealand businesses – significant item	-591.5	-591.5	-	-59.7
Less: EBITDA from discontinued New Zealand businesses	-104.9	-104.9	-199.9	-245.6
Less: EBITDA from discontinued property operations	-1.2	-1.2	-	0.2
Less: EBITDA from discontinued telecommunications business	-2.2	-2.2	33.3	70.2
Less: Sale of surplus property	-2.6	-2.6	-1.6	-8.6
Plus: Write-down of Electricity Networks' assets	231.1	231.1	-	-
Plus: Write-down of Windamurra Power Station and APT Western Pipeline	-	-	8.4	-
Less: Non-recurring profit from APT entering tax consolidations	-	-	-27.9	-
Plus: Non-recurring other items	5.0	5.0	7.6	-
Revised EBITDA	**786.7**	**787.0**	**757.6**	**693.7**
Adjustment to remove AGL Energy total EBITDA	-347.1	-343.0	-336.2	-291.0
Pro forma reported EBITDA – AGL Infrastructure	**439.6**	**444.0**	**421.4**	**402.7**

1. Extracted from audited consolidated financial statements.

Figure 7.3 Pro forma EBIT

Income statement AGL Infrastructure	2005 AIFRS $'m	2005 AGAAP $'m	2004 AGAAP $'m	2003 AGAAP $'m
EBIT ADJUSTMENTS				
Reported EBIT (AGL) [1]	1,062.5	1,054.5	701.0	687.3
Less: Profit on sale of New Zealand businesses – significant item	-591.5	-591.5	-	-59.7
Less: EBIT from discontinued New Zealand businesses	-73.7	-73.7	-129.4	-139.1
Less: EBIT from discontinued property operations	-	-	-	1.3
Less: EBIT from discontinued telecommunications business	-2.2	-2.2	33.3	70.2
Less: Sale of surplus property	-2.6	-2.6	-0.5	-8.5
Plus: Write-down of Electricity Networks' assets	231.1	231.1	-	-
Plus: Write-down of Windamurra Power Station and APT Western Pipeline	-	-	8.4	-
Less: Non-recurring profit on APT entering tax consolidations	-	-	-27.9	-
Plus: Non-recurring other items	5.0	5.0	7.6	-
Revised EBIT	**628.6**	**620.6**	**592.5**	**551.5**
Adjustment to remove AGL Energy total EBIT	-298.8	-259.0	-255.5	-227.2
Pro forma reported EBIT – AGL Infrastructure	**329.8**	**361.6**	**337.0**	**324.3**

1. Extracted from audited consolidated financial statements.

7.2 Management discussion and analysis of the financial results of AGL Infrastructure

The financial results referred to in this Section 7.2 exclude the effects of the transition to AIFRS to provide analysis on the underlying results from operations without the effects of these transitional adjustments. The detailed financial effects of AIFRS on AGL Infrastructure's results are set out in Section 7.4.

Set out in this Section 7.2 is a discussion and analysis of the key trends and results of AGL Infrastructure during the three years to 30 June 2005 on the assumption that the infrastructure business was conducted by AGL Infrastructure during that period. Section 7.2(a) sets out a financial summary of Revenue, EBITDA and EBIT for each operating segment. Section 7.2(b) provides a discussion and analysis of segment Revenue, EBITDA and EBIT for the three years to 30 June 2005. Section 7.2(c) provides a year on year analysis by segment.

There are a number of other factors which may affect the financial results of AGL Infrastructure, including those set out in Section 6.

(a) Overview of pro forma results of operations by segment

The pro forma results of operations by segment for AGL Infrastructure (prepared on the assumption that the infrastructure business was conducted by AGL Infrastructure during this period) including the pro forma adjustments noted in the Investigating Accountant's Report for the 2003, 2004 and 2005 financial years are set out in Figure 7.4.

Figure 7.4 Pro forma results of operations by segment

Income statement AGL Infrastructure	2005 AGAAP $'m	2004 AGAAP $'m	2003 AGAAP $'m
Sales revenue			
Australia	733.6	693.5	660.0
Other (Chile)	38.8	34.8	32.6
Total AGL Infrastructure sales revenue	**772.4**	**728.3**	**692.6**
EBITDA			
Gas Networks	204.3	204.1	191.4
Electricity Networks	103.0	96.6	88.8
Agility	69.9	61.7	55.0
Energy Investments	70.8	62.2	69.9
Other including corporate costs	-4.0	-3.2	-2.4
Total AGL Infrastructure EBITDA	**444.0**	**421.4**	**402.7**
EBIT			
Gas Networks	163.9	164.1	151.9
Electricity Networks	75.5	70.1	64.0
Agility	63.4	55.5	50.5
Energy Investments	63.5	54.6	63.8
Other including corporate costs	-4.7	-7.3	-5.9
Total AGL Infrastructure EBIT	**361.6**	**337.0**	**324.3**

(b) Discussion and analysis of segment results for the 2003, 2004 and 2005 financial years

(i) Revenue

The Revenue earned by AGL Infrastructure increased 5.2% or $35.7 million between the 2003 financial year and the 2004 financial year and by 6.1% or $44.1 million from the 2004 financial year to the 2005 financial year.

The 2004 financial year increase was due to improved results from all segments notably the Gas Networks and Electricity Networks which improved by 4.3% due mainly to higher customer gas usage during a cooler spring and the impact of increased distribution tariffs which were effective 1 July 2003 together with increased electricity customer usage due to a cooler and longer winter and a warmer summer.

The 2005 financial year improved results were similarly due to improvements from all segments with Electricity Networks and Agility the key contributors.

The 2005 financial year Electricity Networks revenue improved 9.4% or $17.1 million from the 2004 financial year due to a 1.2% increase in electricity distributed by the Victorian network, growth in customer sites (a net increase of 6,632) and the extension of the electricity network by 105 km. These positives were offset by milder weather which impacted negatively on energy sales volumes.

Agility improved its 2005 financial year revenue by 12.7% or $19.8 million from the 2004 financial year through winning more external contract work as it expanded both its client and project portfolio. Agility actively pursued major and minor contract work in all States of Australia and developed successful ongoing relationships with several key contractors and agencies including Energex and Sydney Water Corporation.

Revenue from the Cawse Cogeneration Facility grew marginally from $7.6 million in the 2003 financial year to $7.8 million and $7.9 million in the 2004 and 2005 financial years respectively, reflecting the ongoing contractual earnings for the facility.

(ii) EBITDA analysis

Gas Networks

EBITDA increased 6.6% or $12.7 million from the 2003 financial year to the 2004 financial year. The 2004 financial year increase was due to a 31,647 or 3.6% increase in customer sites, and an increase of 200 km of network length. Although the volume of gas transported declined slightly (0.7%), this was largely due to reductions from the demand based contract market which pays a fixed distribution fee and had no

adverse effect on EBITDA. On a volume basis, a cooler spring improved customer usage and the 2004 financial year was the first full year of distribution tariff increases which became effective on 1 July 2003.

EBITDA remained flat from the 2004 financial year to the 2005 financial year at around $204 million. The result was due to the effects of a warmer winter which depressed gas volumes transported but these were offset by a net increase of 27,024 customer accounts and an increase in length of the network by 206 km.

Additional key factors affecting performance during the 2003, 2004 and 2005 financial years included:

- stable access arrangement determinations (particularly after an increase in distribution tariffs on 1 July 2003);
- unfavourable weather patterns compared to the six year average; and
- consistent gas transportation volumes and asset growth through new connections.

Electricity Networks

EBITDA increased 8.8% or $7.8 million from the 2003 financial year to the 2004 financial year. This was due to total electricity delivered across the distribution system increasing by 140 GWh over the 3 years to 30 June 2005 with 63.6% of this increase occurring in the 2004 financial year. Growth in sites added to the network totalled 19,940 over the 2003, 2004 and 2005 financial years with 33.3% attributable to the 2004 financial year. Milder weather conditions adversely affected energy consumption in the 2003 and 2005 financial years, although a cooler winter and warmer summer increased customer usage across the network in the 2004 financial year.

EBITDA increased 6.6% or $6.4 million from the 2004 financial year to the 2005 financial year due to distribution volumes increasing 1.2% or by 51.8 GWh, a net increase of 6,632 customer sites generating additional EBITDA and the increase in the length of the network by 105 km. These were partly offset by the effect of the generally milder weather which reduced energy sales.

Additional key factors affecting performance during the 3 years to 30 June 2005 included:

- increasing energy consumption fuelled by housing growth, gross domestic product growth and the availability of affordable energy-dependent consumer goods; and
- increasing network tariffs from 1 January 2003 and 1 January 2004.

Agility

EBITDA increased by 12.2% or $6.7 million in the 2004 financial year. The 2003 financial year was a period of consolidation for Agility as it prepared itself for competition in the external market to develop other sources of primary revenue outside AGL. The 2004 financial year result reflected the effect of Agility's third party revenue increasing to 17% of total revenue. Agility also commenced operations in Tasmania with several profitable contracts completed during the financial year. A number of other projects were secured for future years as were positions on contractor panels for key potential customers.

In the 2005 financial year, EBITDA increased by 13.3% or $8.2 million. This was due to the impact of additional contract work and reduced operating costs through economies of scale and leverage of Agility's operational expertise to suit its project mix better. Agility further developed its presence in the water industry with the completion of a number of projects for Sydney Water Corporation.

Additional key factors affecting performance during the 2003, 2004 and 2005 financial years included:

- a focus on operational cost efficiencies which created a more efficient organisational structure;
- development of new markets such as the entry into the water industry in the 2004 financial year;
- an expanding geographic presence in all States; and
- a growing project portfolio which resulted in winning key contracts with new customers.

Energy Investments

APT decreased its EBITDA contribution by 12.8% or $2.1 million in the 2004 financial year due principally to weather related matters.

APT's EBITDA contribution increased by 35.7% or $5.1 million in the 2005 financial year as a result of pursuing a number of acquisition opportunities.

ActewAGL's EBITDA remained constant at around $35.5 million in the 2003 financial year and the 2004 financial year due to consistent performance by its distribution network.

ActewAGL's EBITDA contribution increased marginally from the 2004 financial year to the 2005 financial year by 3.1% or $1.1 million due to higher customer retention and lower operating costs.

Gas Valpo's EBITDA decreased by 6.4% or $0.8 million from the 2003 financial year to the 2004 financial year and by 20.3% or $2.4 million between the 2004 financial year and the 2005 financial year. This decline over the 3 years was caused by Chile experiencing intermittent gas restrictions from Argentina which impeded the business performance.

EBITDA from the Cawse operations decreased from $5.5 million in the 2003 financial year to $0.8 million in the 2004 financial year because of additional maintenance costs. The 2005 financial year EBITDA was $5.6 million as no abnormal maintenance costs were incurred.

(iii) EBIT analysis

Gas Networks

EBIT for Gas Networks increased 8.0% or $12.2 million from the 2003 financial year to the 2004 financial year. The 2004 financial year increase was due to a 31,647 or 3.6% increase in customer sites and an increase of 200 km of network length. Although the volume of gas transported declined slightly (0.7%), this was largely due to reductions from the demand based contract market which pays a fixed distribution fee and had no adverse effect on EBIT. On a volume basis, a cooler spring improved customer usage and the 2004 financial year was the first full year of distribution tariff increases which became effective on 1 July 2003.

EBIT remained flat from the 2004 financial year to the 2005 financial year at around $164 million. The result was due to the effects of a warmer winter which depressed gas volumes transported. This was offset by a net increase of 27,024 customer accounts and an increase in the length of the network by 206 km.

Depreciation and amortisation increased marginally (by about $0.5 million) in the 2004 financial year over the 2003 financial year and again marginally (by about $0.4 million) in the 2005 financial year over the 2004 financial year. This was principally because of the mix and timing of capital expenditure incurred.

Electricity Networks

EBIT increased 9.5% or $6.1 million from the 2003 financial year to the 2004 financial year. This was due to total electricity delivered across the distribution system increasing by 140 GWh over the 2003, 2004 and 2005 financial years with approximately 63.6% of this increase occurring in the 2004 financial year. Growth in sites added to the network totalled 19,940 over the three years to 30 June 2005 with 33.3% attributable to the 2004 financial year. Milder weather conditions adversely affected energy consumption in the 2003 and 2005 financial years although a cooler winter and warmer summer in the 2004 financial year increased customer usage across the network as with the gas networks.

The 2005 financial year EBIT result increased 7.7% or $5.4 million from the 2004 financial year due to distribution volumes increasing 1.2% or by 51.8 GWh, an increase of 6,632 customer sites generating additional EBIT and the increase in the length of the network by 105 km. These were offset by the negative effect of the generally milder weather which reduced energy sales.

Depreciation and amortisation increased 6.9% in the 2004 financial year and by 3.8% in the 2005 financial year. This reflected significant capital expenditure on the network in the 2004 financial year, particularly in the expansion of the network capacity for industrial and commercial customers and to develop new residential estates. Several projects were also required to be completed during the 2004 financial year to meet demand growth. The decline in the growth of depreciation and amortisation in the 2005 financial year to 3.8% reflected the capital project mix for that year.

Agility

EBIT increased by 9.9% or $5.0 million in the 2004 financial year. The 2004 financial year was a period of consolidation for Agility as it prepared to further develop its readiness to expand into and compete in the external market as a source of primary revenue separate to that from AGL. The 2004 financial year result reflected the EBIT effect of Agility's third party revenue increasing to 17% of total revenue. Agility also commenced operations in Tasmania with several profitable contracts completed during the year. A number of other projects were secured for future years, as were positions on contractor panels for key potential customers.

In the 2005 financial year, EBIT increased by 14.2% or $7.9 million. This was due to the impact of additional contract work won in the 2004 financial year converting into EBIT during the 2005 financial year and reduced operating cost through economies of scale and leverage of its operational knowledge to suit its project mix better. Agility developed its presence in the water industry with the completion of a number of projects for Sydney Water Corporation.

Depreciation and amortisation increased 37.8% in the 2004 financial year and increased by 4.8% in the 2005 financial year. The 2004 increase reflected capital expenditure required to service Agility's growing depot network around Australia and the increasing capital expenditure required to properly service new contracts and customers.

Energy Investments

APT's contribution decreased by 12.8% or $2.1 million in the 2004 financial year due principally to weather related matters.

APT's contribution in the 2005 financial year increased by 35.7% due to it having successfully pursued a number of acquisition opportunities which had a positive effect on its reported result.

ActewAGL's contribution remained constant at $35.4 million in the 2003 financial year and $35.3 million in the 2004 financial year due to consistent performance by its distribution network.

ActewAGL's contribution increased marginally from the 2004 financial year to the 2005 financial year by 3.1% or $1.1 million because of higher customer retention and lower operating costs.

Gas Valpo's EBIT decreased by 17.3% or $1.3 million from the 2003 financial year to the 2004 financial year and by 33.9% or $2.1 million between the 2004 financial year and the 2005 financial year. This decline over the 3 years was due to Chile experiencing intermittent gas restrictions from Argentina which has impeded the business performance.

EBIT from the Cawse operations for the 2004 financial year fell from $4.5 million in the 2003 financial year to a loss of $1.2 million due to additional maintenance costs. EBIT was $3.6 million for the 2005 financial year reflecting the fact that no abnormal maintenance costs were incurred.

Depreciation and amortisation increased by 24.6% or $1.5 million from the 2003 financial year to the 2004 financial year but declined by 3.9% or $0.3 million from the 2004 financial year to the 2005 financial year. This was due mainly to lower capital expenditure because of the ongoing gas restrictions in Gas Valpo's business impeding business growth.

(c) Year on year analysis – specific segment issues

A more detailed analysis of the pro forma results of AGL Infrastructure for the 2003, 2004 and the 2005 financial years is set out below. This information is intended to provide AGL Shareholders with more specific data on AGL Infrastructure in each of the subject financial years. It has not been amended to include the various AIFRS adjustments outlined in the Section 7.4.

(i) Gas Networks

2003 financial year – EBIT contribution $151.9 million

Profit from Gas Networks in NSW increased by $0.6 million or 0.4% over the previous financial year, despite the 2002 financial result including a $12.6 million transfer to revenue from the Gas Customers' Reserve Account (**GCRA**), which was available to remove the cross subsidy from network pricing for contract customers. There was no corresponding GCRA transfer to revenue in the 2003 financial year. Excluding this transfer in the 2002 financial year, Gas Networks' EBIT in the 2003 financial year would have increased by $13.2 million or 9.5%.

The 2003 financial year result was achieved in spite of the warmer winter and spring weather experienced in NSW. Total gas transported through the distribution network for the year was 97.1 PJ, the same as the previous financial year, reflecting higher gas transported to contract customers, offset by lower volumes transported to the residential and small business sectors due to the warmer weather. A total of 28,008 new supply points were added to the NSW network during the year.

2004 financial year compared to 2003 financial year – EBIT contribution $164.1 million (2003 financial year $151.9 million)

For the 2004 financial year, Gas Networks contributed EBIT of $164.1 million which was an increase of $12.2 million over the previous financial year. This result was due to higher customer usage during a cooler spring than that of the prior financial year and the impact of an increase in the distribution tariffs effective 1 July 2003.

The network transported 96.4 PJ of gas to 924,600 sites on the AGL gas distribution network in NSW during the year. While the amount of gas transported reflected a 0.7% decrease against the 97.1 PJ transported in the previous financial year, this did not have a significant impact on revenues as the lower throughput volumes for the year were mainly attributable to the contract market which primarily pays a fixed distribution fee. The number of customer sites increased by 31,647 or 3.6% over the 2003 financial year number. This increase was attributable to connections for new dwellings.

2005 financial year compared to 2004 financial year – EBIT contribution $163.9 million (2004 financial year $164.1 million)

Gas transported by Gas Networks in NSW was 95.8 PJ, a decrease of 0.6 PJ compared to the prior financial year. This decrease was driven by the effect of warmer weather as Sydney experienced the warmest April and fifth warmest June in 144 years. New site growth, mostly in new housing, saw a net increase of 27,024 customer sites and 206 km of gas mains added to the network.

In June 2005, IPART issued its final determination approving the prices, services, terms and conditions under which Gas Networks would provide transportation services to retailers over the five year period to June 2010.

(ii) Electricity Networks

2003 financial year – EBIT contribution $64.0 million

Profit from Electricity Networks increased $3.2 million or 5.3% over the previous financial year. The increase in profit was achieved despite an unanticipated $4.6 million increase in cost of sales due to higher transmission use of system charges. The higher cost of sales was partially recovered through a pass through mechanism agreed with the ESC, which allowed higher network charges from 1 January 2003.

Total electricity delivered across the distribution system for the year was 4,034 GWh, an increase of 51 GWh or 1.3% over the previous financial year. The increase reflected an additional 6,652 supply points connected to the network during the year, partially offset by lower volumes of electricity distributed due to the milder weather experienced during winter in Victoria.

2004 financial year compared to 2003 financial year – EBIT contribution $70.1 million (2003 financial year $64.0 million)

For the 2004 financial year, electricity networks contributed $70.1 million to EBIT, an increase of $6.1 million over the previous financial year. This result was largely due to higher sales revenue of $11.9 million, caused by higher customer usage during a cooler and longer winter and a warmer summer than that of the previous financial year together with the impact of the increases in network tariffs from 1 January 2003 and 1 January 2004.

Electricity delivered to AGL's 279,100 customers on the electricity network in Victoria was 4,123 GWh, an increase of 2.2% over the prior financial year. New site growth saw a further 6,656 sites added to the network since 30 June 2003 extending the distribution network by a further 100 km and bringing the total line length to 10,180 km. AGL continued to invest in the network to provide its customers with a reliable and secure supply.

2005 financial year compared to 2004 financial year – EBIT contribution $75.5 million (2004 financial year $70.1 million)

Electricity distributed by Electricity Networks was 4,174 GWh, an increase of 1.2% over the 2004 financial year. This result was also affected by generally milder weather conditions throughout the financial year which had an adverse impact on energy sales. There was a net increase of 6,632 customer sites added to the network during the year. The distribution network was extended by a further 105 km, bringing the total network length to 10,285 km.

At an underlying level, Electricity Networks' EBIT increased 7.7%. The unfavourable reported result was due to the $231.1 million write-down of the carrying value of the Victorian electricity distribution network. The reassessment of fair value of the network resulted from a review of recent realised market values for Victorian distribution businesses, the tightening regulatory environment and an unfavourable draft determination by the ESC on distribution charges for 2006 to 2010. The fair value of the network was reassessed after considering a range of potential improved regulatory outcomes.

(iii) Agility

2003 financial year – EBIT contribution $50.5 million

EBIT for the year increased by $7.2 million compared to the previous financial year. Included in the previous financial year's result was $3.2 million of redundancy costs relating to the restructure of business processes. Excluding the impact of this item, underlying profit increased $4.0 million or 8.6% principally as a result of operational cost efficiencies.

2004 financial year compared to 2003 financial year – EBIT contribution $55.5 million (2003 financial year $50.5 million)

During the 2004 financial year, Agility contributed $55.5 million to EBIT, an increase of $5.0 million compared to the previous financial year.

Agility continued to manage its asset management contracts, including those with APT and the ActewAGL joint venture, as well as managing, operating and developing AGL's gas and electricity distribution and power generation assets. These contracts provided recurring revenues for Agility and cost efficiencies for AGL owned infrastructure assets. Revenue from third parties increased to 17% of total revenue.

Agility commenced operations in Tasmania during the 2004 financial year.

Agility also increased the level of work it undertakes in the water industry. In addition to securing Sydney Water projects (involving the construction of a water pipeline and upgrade of a pumping station, the upgrade and renewal of 17 sewer access chambers and 14 km of water mains), Agility secured a position on the Water Corporation of Western Australia's prime contractor panel for the provision of engineering, procurement and construction services.

A number of new clients were added to Agility's portfolio during this financial year, including Apache Energy, UBE Industries and Telstra.

2005 financial year compared to 2004 financial year – EBIT contribution $63.4 million (2004 financial year $55.5 million)

During the 2005 financial year, Agility contributed $63.4 million to EBIT, an increase of $7.9 million compared to the previous financial year.

The improvement in EBIT was a direct result of higher revenue as well as the achievement of ongoing cost efficiencies.

Agility continued to pursue opportunities in NSW, Queensland, Western Australia, Tasmania and Victoria and was appointed to Sydney Water Corporation's panel for repair and maintenance works, further cementing Agility's successful, ongoing relationship with Sydney Water Corporation.

Agility was also appointed to Ergon Energy's preferred contractor panel in Queensland. Due to a major growth phase in the Queensland electricity services market, Agility strengthened its underground service capability by the acquisition of the business of Oakland Construction Group (a preferred construction and maintenance services provider for Energex), which specialises in high voltage underground electrical cable work in south east Queensland.

(iv) Energy Investments

2003 financial year – EBIT contribution $63.8 million

EBIT from Energy Investments included AGL Infrastructure's share of profits from APT totalling $16.4 million and ActewAGL Distribution totalling $35.4 million. It also included the contribution from AGL's investment in Gas Valpo of $7.5 million. The Cawse Cogeneration Facility contributed $4.5 million.

2004 financial year compared to 2003 financial year – EBIT contribution $54.6 million (2003 financial year $63.8 million)

AGL's share of equity accounted profits from APT totalled $14.3 million, down from $16.4 million in the 2003 financial year.

AGL's share of equity accounted profits from ActewAGL Distribution totalled $35.3 million compared to $35.4 million in the previous financial year. The result reflected a colder winter than the previous financial year as well as successful customer retention and growth in customer numbers.

Gas Valpo contributed $6.2 million to EBIT during the financial year. The decrease from the prior financial year contribution of $7.5 million was due primarily to the appreciation in the Australian dollar against the Chilean peso, with the underlying business showing a marginal improvement in base currency terms.

The Cawse Cogeneration Facility contributed a loss of $1.2 million due to additional maintenance costs.

2005 financial year compared to 2004 financial year – contribution $63.5 million (2004 financial year $54.6 million)

AGL's share of equity accounted profits from APT totalled $19.4 million compared to $14.3 million for the previous financial year. The improved underlying result included the positive net impact of the acquisition of the Goldfields Gas Transmission pipeline and Parmelia pipeline in August 2004, together with the 30% minority interest in the Ballera to Mt Isa pipeline in February 2005.

AGL's consolidated share of profits from ActewAGL Distribution totalled $36.4 million compared to $35.3 million in the previous financial year. This result reflected successful customer retention, lower operating costs and higher capital contributions revenue. These were offset by a warmer winter than the previous financial year and regulatory price resets on both the electricity and gas network tariff charges.

Gas Valpo contributed $4.1 million to EBIT during the financial year. The decrease from the previous financial year contribution of $6.2 million was due to the recommencement of gas restrictions from Argentina in the summer of the 2005 financial year, which limited the supply of natural gas to Gas Valpo's industrial customers.

Cawse contributed $3.6 million to EBIT in the 2005 financial year after no abnormal maintenance costs were incurred.

7.3 Pro forma balance sheet

The pro forma balance sheet has been derived from the balance sheet of AGL's audited consolidated financial statements for the 2005 financial year. Assets and liabilities relating to AGL Infrastructure in the consolidated financial statements have been separately identified and pro forma adjustments have been made to reflect:

- the proposed capital structure of AGL Infrastructure following the Demerger;
- the introduction of AIFRS;
- the disposal of certain AGL Energy assets from AGL at book value pursuant to the Demerger; and
- transaction costs incurred during the Demerger process.

Details of these adjustments are outlined in the Investigating Accountant's Report.

The pro forma balance sheet for AGL Infrastructure as at 30 June 2005 is set out in Figure 7.5.

Figure 7.5 Pro forma balance sheet

AGL Infrastructure	Pro forma $'m
Current assets	
Cash	385.3
Receivables	110.9
Inventories	4.4
Property, plant and equipment	15.2
Other current assets	7.6
Total current assets	**523.4**
Non-current assets	
Receivables	3.6
Equity accounted investments	779.9
Property, plant and equipment	3,594.5
Intangible assets	333.5
Deferred expenditure	16.6
Deferred tax assets	91.6
Other non-current assets	17.3
Total non-current assets	**4,837.0**
Total assets	**5,360.4**
Current liabilities	
Payables	147.8
Interest bearing liabilities	236.4
Provisions	33.1
Current tax liabilities	29.6
Unearned revenue	1.1
Total current liabilities	**448.0**
Non-current liabilities	
Interest bearing liabilities	3,092.9
Provisions	28.2
Deferred tax liabilities	775.7
Unearned revenue	0.5
Total non-current liabilities	**3,897.3**
Total liabilities	**4,345.3**
Net assets	**1,015.1**
Equity	
Contributed equity	642.4
Reserves	5.7
Retained earnings	367.0
Total equity	**1,015.1**

7.4 Reconciliation to AIFRS

(a) Effect of AIFRS on pro forma income statement and balance sheet

A full reconciliation of the pro forma income statement and balance sheet, for the year ended 30 June 2005 from AGAAP to AIFRS is included in Appendix 2 of the Investigating Accountant's Report. A summary reconciliation of the impact on AGL Infrastructure's sales revenue and earnings of the change to AIFRS is provided in Figure 7.6.

Figure 7.6 **Pro forma AGAAP/AIFRS income statement reconciliation**

($'m) Income statement	AGAAP 2005	Cessation of amortisation of goodwill	Defined benefit schemes adjustment	Additional depreciation on fair value of fixed assets	Share based payments	Reclassification of net profits on sale of fixed assets	AIFRS 2005
Sales revenue	772.4	-	-	-	-	-1.4	771.0
EBITDA	**444.0**	-	**1.3**	**-4.6**	**-1.1**	-	**439.6**
Depreciation and amortisation	-82.4	4.2	-	-31.6	-	-	-109.8
EBIT	**361.6**	**4.2**	**1.3**	**-36.2**	**-1.1**	-	**329.8**

Figure 7.7 represents the impact to the balance sheet on the adoption of AIFRS on transition date, being 1 July 2004, and for the year ended 30 June 2005.

Figure 7.7 Pro forma AGAAP/AIFRS balance sheet reconciliation at 30 June 2005

AGL Infrastructure	Pro forma AGAAP $'m	Transition impact 01/07/04 $'m	Transition impact 30/06/05 $'m	Pro forma AIFRS $'m
Current assets				
Cash	385.3	-	-	385.3
Receivables	110.9		-	110.9
Inventories	4.4	-	-	4.4
Property, plant and equipment	15.2	-	-	15.2
Other current assets	7.6	-	-	7.6
Total current assets	**523.4**	**-**	**-**	**523.4**
Non-current assets				
Receivables[1]	12.8	-9.2	-	3.6
Equity accounted investments[6]	413.8	366.1	-	779.9
Property, plant and equipment[6]	1,719.7	1,874.8	-	3,594.5
Intangible assets[2]	293.6	35.7	4.2	333.5
Deferred expenditure[5]	137.6	-121.0	-	16.6
Deferred tax assets	91.6	-	-	91.6
Other current assets[3]	6.8	9.8	0.7	17.3
Total non-current assets	**2,675.9**	**2,156.2**	**4.9**	**4,837.0**
Total assets	**3,199.3**	**2,156.2**	**4.9**	**5,360.4**
Current liabilities				
Payables	147.8	-	-	147.8
Interest bearing liabilities	236.4	-	-	236.4
Provisions	33.1	-	-	33.1
Current tax liabilities	29.6	-	-	29.6
Unearned revenue	1.1	-	-	1.1
Total current liabilities	**448.0**	**-**	**-**	**448.0**
Non-current liabilities				
Interest bearing liabilities	3,092.9	-	-	3,092.9
Provisions	28.2	-	-	28.2
Deferred tax liabilities[4]	148.9	626.3	0.5	775.7
Unearned revenue	0.5	-	-	0.5
Total non-current liabilities	**3,270.5**	**626.3**	**0.5**	**3,897.3**
Total liabilities	**3,718.5**	**626.3**	**0.5**	**4,345.3**
Net assets	**-519.2**	**1,529.9**	**4.4**	**1,015.1**
Equity				
Contributed equity	642.4	-	-	642.4
Reserves	-8.8	13.4	1.1	5.7
Retained earnings	-1,152.8	1,516.5	3.3	367.0
Total equity	**-519.2**	**1,529.9**	**4.4**	**1,015.1**

1. Represents the reclassification of share based payment loans to employees from receivables to equity in accordance with AASB 2 "Share Based Payments".
2. Reversal of amortisation of goodwill which is no longer allowed under AIFRS.
3. AGL Infrastructure's share of the movements in the assets and liabilities of AGL's defined benefit superannuation schemes with the offsetting entry crediting retained earnings.
4. Represents the AIFRS tax adjustments required to be made on adoption of AASB 112 "Income Taxes", including deferred tax liabilities on fair value adjustments noted in footnote 6 below.
5. Represents the reclassification of deferred expenditure now classified as property, plant and equipment under AIFRS.
6. Represents the election on transition to AIFRS to measure certain Gas Networks property, plant and equipment and other property, plant and equipment at fair value and using that fair value as the deemed cost of this property, plant and equipment. Gas Networks owns more than 23,000 kilometres of natural gas distribution systems delivering gas to more than 900,000 customer sites across New South Wales. The assets owned by Gas Networks have been built by AGL from the date of its formation in 1837 to the present day. Over this extended period of time, the value of these assets has risen but AGL's accounting policy continued to require these assets to be brought to account at depreciated historical cost and not at fair value. All assets which are the subject of this revaluation are long-life assets which have been properly maintained. An independent valuer has prepared a report on the Gas Networks valuation and this is included in Attachment C of this Booklet.

(b) Effect of AASB 139 on the pro forma statements

Accounting Standard AASB 139 requires all derivatives to be measured at fair value on the balance sheet regardless of the use of the derivative. AGL chose to apply the exemption allowed under AASB 1 "First Time Adoption of Australian International Financial Reporting Standards" which permits entities not to apply the requirements of the recognition, measurement, presentation and disclosure standards for financial instruments for the comparative year ended 30 June 2005. As a result, the effects of AASB 139 are not reflected in the pro forma financial statements included in this Booklet.

(i) AIFRS transitional effect of AASB 139 on AGL Infrastructure

AGL Infrastructure uses derivatives to help manage exposures to interest rates and foreign exchange movements. These derivatives will mainly be fair value hedges. Subject to meeting strict documentation and designation requirements, the movement in the fair value of these derivatives will be offset in the income statement by the fair value movements of the risks being hedged. AGL has, and it is anticipated that AGL Infrastructure will have, the appropriate systems in place to manage treasury derivatives, although such systems cannot, by themselves, eliminate income statement volatility arising from the effects of AASB 139. At 30 June 2005, the estimated fair value of treasury derivatives and the underlying hedged items calculated under AIFRS was a positive $19.9 million. Had AASB 139 applied to AGL Infrastructure's pro forma financial statements at that date (as a transitional adjustment), this net fair value would have been recognised on a gross asset and liability basis on the balance sheet and the amount (net of tax) credited to equity.

(ii) Sensitivity of AGL Infrastructure's financial statements to the fair value movements of financial instruments

Since 30 June 2005, AGL has continued to enter into additional hedges in order to minimise the risk of fluctuations in interest rates on AGL Infrastructure's results which may arise from normal ongoing business, including acquisitions.

AGL will disclose all 1 July 2005 transitional and current financial year AASB 139 adjustments in its 31 December 2005 half year accounts (which are expected to be released on 28 February 2006). Information on the AASB 139 effects contained in the AGL financial statements at 30 June 2005 and reproduced in this Booklet was based on compliance with the requirements set out in AASB 1047 "Disclosing the Impact of Adopting Australian Equivalents to International Financial Reporting Standards".

Readers of this Booklet should be aware that the AGL Infrastructure derivative portfolio is constantly changing to meet operational needs. Actual results will vary as portfolio transactions crystallise.

7.5 Liquidity, obligations and commitments and treasury derivative portfolio

(a) Liquidity

Prior to the Demerger, AGL will continue to meet its working capital needs and capital expenditure requirements through a combination of operating cash flows, intercompany loans from other companies in AGL and external debt raising (from various AGL debt raising facilities). It is expected that AGL Infrastructure will satisfy its ongoing capital expenditure requirements and meet its working capital needs through cash generated from operations and funding available under proposed financing facilities described in Section 7.5(c).

Figure 7.8 sets out the pro forma statement of cash flows for AGL Infrastructure for the years ended 30 June 2003, 2004 and 2005.

Figure 7.8 **Pro forma statement of cash flows**

AGL Infrastructure	2005 $'m	2004 $'m	2003 $'m
Cash flows from operating activities			
Receipts from customers	922.9	906.9	878.9
Payments to suppliers	-558.0	-541.8	-540.4
Dividends received	51.3	51.6	23.9
Interest received	15.9	5.7	7.9
Net cash inflow from operating activities before maintenance capital expenditure	**432.1**	**422.4**	**370.3**
Maintenance capital expenditure[1]	-58.6	-33.5	-34.8
Free cash flow before borrowing costs and income tax	**373.5**	**388.9**	**335.5**

1. Maintenance capital expenditure relates to expenditure which is essential for the proper and continuing operation of individual assets in AGL Infrastructure's portfolio. It is the minimum capital expenditure required to facilitate ongoing business-as-usual activities and maintain those assets in a safe and functional condition.

The pro forma statement of cash flows reflects the cash consequences of the pro forma adjustments set out in the Investigating Accountant's Report. More detail on these cash flows is included in Appendix 2 to the Investigating Accountant's Report.

(b) Explanation of movements in cash flows between years ended 30 June 2003, 2004 and 2005

Cash flows from operating activities improved for the 2003, 2004 and 2005 financial years due mainly to improvements in operating cost management and the consistent collection of receivables from customers. Dividends received increased due mainly to larger distributions from APT.

(c) Capital resources

AGL Infrastructure will have debt of approximately $3.1 billion within approximately one week after the Demerger Date (following the completion of the internal restructure referred to in Section 10.1). Details of the source and maturity dates of this debt are as shown in Figure 7.9.

Figure 7.9 Details of debt facilities

Existing funding facilities	Maturity	Available $'m	Drawn $'m	Undrawn $'m
A$ medium term notes	Oct 2007	325	325	-
A$ medium term notes	Sep 2009	275	275	-
US$ 144A bonds	Apr 2008	379	379	-
US$ 144A bonds	Sep 2015	221	221	-
US$ 144A bonds	Apr 2018	197	197	-
Total		**1,397**	**1,397**	**-**
New funding facilities	**Maturity**	**Available $'m**	**Drawn $'m**	**Undrawn $'m**
Bank debt – term facility	Feb 2007	200	200	-
Bank debt – term facility	Feb 2009	750	750	-
Bank debt – term facility	Feb 2011	750	750	-
Bank debt – revolver facility	Feb 2009	400	-	400
Total		**2,100**	**1,700**	**400**
Total funding		**3,497**	**3,097**	**400**

None of the existing funding facilities have terms and conditions which include any financial covenants.

The new funding facilities will be put in place in February 2006 and are expected to include terms and conditions appropriate to the anticipated credit rating of AGL Infrastructure.

(d) Contractual obligations and commercial commitments

AGL Infrastructure's aggregate long term obligations and commitments (excluding debt which is discussed in Section 7.5(c)) and its treasury derivative portfolio obligations (which are discussed in Section 7.5(e)) are detailed in Figure 7.10.

Figure 7.10 Obligations and commitments

Payments Due by Period as at 30 June 2005	Total $'m	Less than 1 year $'m	1 to 2 year(s) $'m	2 to 5 year(s) $'m	Over 5 year(s) $'m
Finance lease obligations	1.6	0.3	0.3	1.0	-
Contracted capital expenditure	3.8	3.8	-	-	-
Non-cancellable operating leases	92.7	12.7	15.1	15.1	49.8
Total contractual obligations	**98.1**	**16.8**	**15.4**	**16.1**	**49.8**

The AGL Board considers that AGL Infrastructure will have the capacity to satisfy these long term obligations and commitments through cash generated from operations, together with cash on hand and, where necessary, borrowing available under the borrowing facilities referred to above.

(e) Treasury derivative portfolio

The nature of the business undertaken by AGL Infrastructure necessitates the management of interest rate and foreign exchange risks through a treasury derivative portfolio. The existing portfolio hedges this risk in accordance with AGL Board approved guidelines which are reviewed regularly by the AGL Board and its Audit & Risk Management Committee. This treasury derivative portfolio is exclusively applicable to AGL Infrastructure and there are no interrelationships with AGL Energy that will be disrupted by the Demerger. Upon completion of the Demerger, the entire treasury derivative portfolio will therefore be held by AGL Infrastructure and management of it continued under the guidance of the AGL Infrastructure Board. It is anticipated that in the period immediately following the Demerger, AGL Infrastructure will continue to adopt the risk policies and guidelines currently applicable within AGL.

At 30 June 2005, the following treasury derivative portfolio policy and financial statement note disclosures were made in AGL's full financial report and had the Demerger occurred at that date, would have been applicable to AGL Infrastructure. The following discussion also includes comparison with the 2004 financial year.

(i) Objectives and significant terms and conditions

AGL enters into a variety of derivative financial instruments to manage the risks described below. AGL does not, and it is anticipated that AGL Infrastructure will not, enter into such instruments for speculative purposes.

(ii) Interest rate risk management

AGL uses various types of interest rate contracts in managing its interest rate exposure. It uses interest rate swaps to fix funding costs with the objective of obtaining a more stable and predictable interest expense outcome. Under interest rate swaps, AGL has agreed with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to agreed notional principal amounts. Swap contracts are usually between one and ten years in duration.

AGL has a policy which allows the fixed/floating rate ratio to be adjusted between certain parameters depending on the perceived direction of interest rates. Swaps may sometimes be terminated or offset to achieve the desired fixed/floating portfolio mix. It is anticipated that AGL Infrastructure will adopt these policies from the Demerger Date.

Forward rate agreements are generally used by AGL to offset changes in the rates applying to short term floating rate debt. These agreements are commitments to either purchase or sell designated derivative instruments at a future date for a specified price. There were no outstanding forward rate agreements as at 30 June 2005.

AGL purchases interest rate options to protect it from adverse changes in interest rates on its debt. AGL's policy is that options cannot be sold unless matched with offsetting purchased options. There were no outstanding interest rate option contracts as at 30 June 2005.

The remaining terms and notional principal amounts of AGL's outstanding interest rate contracts at 30 June 2004 and 30 June 2005 are detailed in Figure 7.11.

Figure 7.11 **Outstanding interest rate contracts**

	Average interest rates		Notional principal amounts	
	2005 % pa	2004 % pa	2005 % pa	2004 % pa
Less than 1 year	5.6	6.0	250.0	892.7
1 to 5 year(s)	6.0	6.1	2,127.3	1,768.5
Longer than 5 years	6.7	6.0	280.9	851.8
			2,658.2	**3,513.0**

The interest rate contracts in place at 30 June 2004 and 30 June 2005 principally related to AGL's Australian dollar and US dollar fixed rate borrowings. These borrowings were the subject of a number of contracts hedging different risks resulting in the aggregate notional principal amount ($2,658.2 million (2004 financial year $3,513.0 million)) exceeding the Australian dollar equivalent of the borrowings ($1,631.2 million (2004 financial year $2,157.0 million)).

(iii) Foreign exchange risk management

AGL enters into various types of foreign exchange contracts in managing its foreign exchange exposure.

Hedges of foreign currency transactions

AGL enters into forward exchange contracts to hedge certain firm transactions denominated in foreign currencies and anticipated but not yet committed payments and/or receipts expected to be denominated in those currencies, such as purchases of materials, interest payable and dividends receivable. The terms of the contracts do not exceed 12 months. The purpose of AGL's foreign currency hedging activities is to protect AGL from the risk that the eventual Australian dollar cash flows will be adversely affected by changes in exchange rates. Like interest rate risk management, AGL has a policy which allows the extent of foreign exchange hedges to be varied within parameters preset by the AGL Board. It is anticipated that AGL Infrastructure will apply these policies from the Demerger Date.

Hedges of foreign currency borrowings

AGL has borrowings denominated in foreign currencies. It is AGL's policy to fully hedge the currency exposure on such borrowings by entering into cross currency interest rate swaps and/or forward exchange swaps.

The settlement dates, amounts to be received and contractual exchange rates of AGL's outstanding foreign exchange contracts in respect of borrowings at 30 June 2004 and 30 June 2005 are detailed in Figure 7.12.

Figure 7.12 **Outstanding foreign exchange contracts**

	2005 $'m	2004 $'m
Buy United States dollars:		
Less than 6 months	-	-
2 to 3 years, at rates averaging US$0.6605 (2004 US$0.6605)	575.3	575.3
Longer than 5 years, at rates averaging US$0.6791 (2004 US$0.6790)	417.1	220.9
	992.4	**796.2**

The net deferred loss on hedges of foreign currency borrowings at 30 June 2005 was $nil (30 June 2004 $nil).

Hedges of foreign currency investments

AGL has foreign currency investments of both an equity and debt nature. It is AGL's policy to fully hedge the currency exposure on all material foreign investments, unless the investments are of an equity nature and are to be held indefinitely or hedging is impossible or impracticable due to regulatory controls or an inadequate or immature market in the relevant currencies. However, in certain circumstances the AGL Board may vary this policy. It is anticipated that AGL Infrastructure will apply these policies from the Demerger Date.

The settlement dates, amounts to be received and contractual exchange rates of AGL's outstanding foreign exchange contracts in respect of investments at 30 June 2004 and 30 June 2005 are detailed in Figure 7.13.

Figure 7.13 **Outstanding foreign exchange contracts**

	2005 $'m	2004 $'m
Sell United States dollars:		
Less than 6 months, at rates averaging (2004 US$0.7052)	-	17.5

There were no net deferred gains or losses on hedges of foreign currency investments at 30 June 2005 (30 June 2004 gain of $0.1 million) to be recognised in the income statement.

There were no unsecured bank borrowings at 30 June 2005 (30 June 2004 $nil) payable in foreign currencies (New Zealand dollars and US dollars) which were not hedged.

(iv) Credit risk

AGL is exposed to credit related losses in the event of non-performance by counterparties to derivative instruments. At 30 June 2005, AGL had no significant concentration of credit risk with any single counterparty or group of counterparties in respect of derivative instruments. Amounts receivable by AGL at 30 June 2004 and 30 June 2005 are detailed in Figure 7.14.

Figure 7.14 **Credit risk exposures**

	2005 $'m	2004 $'m
Amounts receivable in respect of:		
Interest rate contracts	64.1	22.4
Foreign exchange contracts	-	0.1
	64.1	**22.5**

(v) Liquidity risk

Liquidity risk relating to the use of derivative instruments arises from possible future adverse changes in market conditions. In such circumstances, AGL Infrastructure either may be forced to sell derivative positions at values which are below their underlying worth or may be unable to exit the positions at all. Accordingly, AGL only utilises, and it is anticipated that AGL Infrastructure will only utilise, highly liquid derivative markets, although in certain market conditions illiquidity cannot be entirely avoided.

It is anticipated that AGL Infrastructure will have adequate standby facilities and other funding arrangements to enable it to settle all outstanding derivative transactions on the due dates.

(vi) Interest rate risk

AGL's exposure to interest rate risk and the effective interest rate on financial instruments for 30 June 2004 and 30 June 2005 are detailed in Figure 7.15.

Figure 7.15 Interest rate risk

2005	Weighted average effective interest rate	Floating interest rate	Fixed interest rate maturities		More than 5 years	Non-interest bearing	Total
	% pa	$'m	$'m	$'m	$'m	$'m	$'m
Financial assets:							
Cash (including deposits at call)	5.4	394.2	-	-	-	-	394.2
Debtors	-	-	-	-	-	360.5	360.5
Unbilled revenue	-	-	-	-	-	406.5	406.5
Loans receivable	-	-	-	-	-	9.5	9.5
Other receivables	10.0	-	-	-	112.1	51.3	163.4
Other financial assets	-	-	-	-	-	-	-
Interest rate contracts [1 2 4]	6.3	-557.4	-175.0	672.3	170.2	-	110.1
		-163.2	**-175.0**	**672.3**	**282.3**	**827.8**	**1,444.2**
Financial liabilities:							
Creditors		-	-	-	-	422.5	422.5
Other payables		-	-	-	-	10.7	10.7
Bank borrowings	5.3	-	217.8	-	-	-	217.8
Bank overdrafts	9.1	1.9	-	-	-	-	1.9
Promissory notes	-	-	-	-	-	-	-
Money market borrowings	5.6	15.3	-	-	-	-	15.3
Medium term notes	6.7	-	-	600.0	-	-	600.0
Senior notes	6.3	-	-	575.3	220.9	-	796.2
Other interest bearing liabilities	0.4	-	0.3	11.7	-	-	12.0
Capital convertible notes	-	-	-	-	-	-	-
Interest rate contracts [1 3 4]	5.8	909.9	-75.0	-945.0	-	-	-110.1
		927.1	**143.1**	**242.0**	**220.9**	**433.2**	**1,966.3**

1. Notional principal amounts.
2. Comprises $1,097 million of receive fixed to pay floating swaps offset by $430 million of pay fixed and receive floating swaps.
3. Comprises $1,020 million of pay fixed and receive floating swaps.
4. There is an A$ basis swap for $110.1 million. This is an exchange floating semi-annual for floating quarterly swap.

Figure 7.15 **Interest rate risk (continued)**

2004	Weighted average effective interest rate % pa	Floating interest rate $'m	Fixed interest rate maturities 1 year or less $'m	Fixed interest rate maturities 1 to 5 year(s) $'m	More than 5 years $'m	Non-interest bearing $'m	Total $'m
Financial assets:							
Cash (including deposits at call)	-	18.0	-	-	-	-	18.0
Debtors	-	-	-	-	-	398.6	398.6
Unbilled revenue	-	-	-	-	-	403.7	403.7
Loans receivable	8.5	-	0.1	0.4	1.2	15.7	17.4
Other receivables	10.0	-	-	-	103.0	48.7	151.7
Other financial assets	-	-	-	-	-	2.0	2.0
Interest rate contracts [1,2]	5.9	864.0	-68.2	-545.8	-250.0	-	-
		882.0	**-68.1**	**-545.4**	**-145.8**	**868.7**	**991.4**
Financial liabilities							
Creditors		-	-	-	-	442.3	442.3
Other payables		-	-	-	-	13.8	13.8
Bank borrowings	6.0	-	228.0	52.0	-	-	280.0
Bank overdrafts	6.0	6.6	-	-	-	-	6.6
Promissory notes	-	-	-	-	-	-	-
Money market borrowings	5.4	10.0	-	-	-	-	10.0
Medium term notes	-	-	300.0	507.2	275.0	-	1,082.2
Senior notes	-	-	-	378.5	417.7	-	796.2
Other interest bearing liabilities	5.9	-	1.5	12.9	0.3	-	14.7
Capital convertible notes							-
Interest rate contracts [1,3]	6.4	-363.2	324.4	208.4	-169.6	-	-
		-346.6	**853.9**	**1,159.0**	**523.4**	**456.1**	**2,645.8**

1. Notional principal amounts.
2. Comprises $1,539 million of receive fixed to pay floating swaps offset by $675 million of floating to fixed swaps.
3. Comprises $831 million of fixed to floating swaps offset by $468 million of floating to fixed swaps.

(vii) Maximum credit risk exposure

The carrying amounts of financial assets, net of any provisions, generally represent AGL's maximum exposure to credit risk in relation to those assets.

8. Governance and other Board matters

8.1 Board and corporate governance

This Section of the Booklet sets out the approach that both AGL Energy and AGL Infrastructure will take following the implementation of the Demerger in relation to corporate governance. The approach of AGL Energy and AGL Infrastructure to corporate governance is broadly consistent with AGL's current approach to corporate governance.

In this Section 8:

- the term "Board" is used to refer to the AGL Energy Board or the AGL Infrastructure Board as appropriate;
- the term "Committee" is used to refer to a committee of the AGL Energy Board or the AGL Infrastructure Board as appropriate;
- the term "Company" is used to refer to AGL Energy or AGL Infrastructure as appropriate;
- the term "Director" is used to refer to an AGL Energy Director or an AGL Infrastructure Director as appropriate; and
- the term "Shareholder" is used to refer to the holder of an AGL Energy Share or an AGL Infrastructure Share as appropriate.

(a) Composition of the Board

The Directors who will be members of the boards of AGL Energy and AGL Infrastructure at the time of the Demerger are set out in Sections 4.3 and 6.3 respectively.

It is intended that a majority of non-executive Directors appointed to the Boards will be independent.

Specific arrangements will be implemented to deal with any potential or actual conflict of interest issues that may arise.

(b) Role of the Board

The Boards' responsibilities following the Demerger will be encompassed in formal charters that will be published on each Company's website. The charters will be reviewed annually to determine whether any changes are necessary or desirable.

The major roles of each Board after the Demerger will include:

- reviewing and approving the strategic direction of the Company with management and monitoring management's implementation of that strategy;
- monitoring financial outcomes and the integrity of reporting, and in particular approving annual budgets and longer term strategic and business plans;
- setting specific limits of authority for management to commit to new expenditure, entering contracts or acquiring businesses;
- monitoring the effectiveness of the Company's audit, risk management and compliance systems that are in place to protect the Company's assets and to minimise the risk of the Company operating beyond legal requirements or beyond acceptable risk parameters;
- monitoring compliance with regulatory requirements (including continuous disclosure) and ethical standards, including reviewing and ratifying codes of conduct and compliance systems;
- selecting and appointing (and, if appropriate, removing from office) the Chief Executive Officer, determining his/her conditions of service and monitoring his/her performance against established objectives;
- ratifying the appointment (and, if appropriate, the removal from office) of the Chief Financial Officer and the Company Secretary;
- approving conditions of service and performance monitoring procedures to apply to senior management;
- regularly reviewing senior management succession planning and development; and
- providing effective and timely reporting to Shareholders.

(c) Board committees

To assist in carrying out their responsibilities, the boards of AGL Energy and AGL Infrastructure will establish the following standing Committees following the Demerger:

- Audit & Risk Management Committee;

- People and Performance Committee; and
- Health, Safety and Environment Committee.

Each Committee will develop a charter that will outline its responsibilities and will be available on each Company's website.

The intended roles and responsibilities of each of these Committees are considered below.

(i) Audit & Risk Management Committee

The Board will establish an Audit & Risk Management Committee, comprising non-executive Directors, all with appropriate financial experience.

It is intended that representatives of management and the external auditor will attend Committee meetings at the discretion of the Committee.

The Committee will also meet privately with the external auditor on general matters concerning the external audit, and other related matters, including when considering the half year and full year financial reports.

The primary function of the Audit & Risk Management Committee will be to assist the Board in fulfilling its responsibilities to Shareholders by:

- monitoring the adequacy and integrity of financial reporting;
- overseeing and recommending to the Board matters in relation to the external auditor, including the appointment of the external auditor and its fee;
- monitoring and reviewing the external auditor's qualifications, performance and independence;
- maintaining and overseeing a sound system of internal controls based on the adoption by the Board of a risk-based approach to the identification, evaluation and management of risks that are significant to the fulfilment of the Company's business objectives; and
- reviewing the effectiveness of the Company's risk management and internal compliance and control system.

(ii) People and Performance Committee

The Board will establish a People and Performance Committee, comprising non-executive Directors.

The primary function of the Committee will be to:

- review strategic issues to determine the most appropriate structure, size, composition and tenure of the Board;
- make recommendations in relation to Board succession, planning and Director remuneration policy;
- evaluate Board performance;
- make recommendations on the appointment and removal of Directors; and
- assist the Board by reviewing, ratifying and making recommendations to the Board in relation to remuneration and people policies, procedures and programs designed to:
  - meet long term people needs through effective talent management and succession planning;
  - achieve clear alignment between the needs and requirements of key stakeholder groups and the objectives and values of the Company's people;
  - reward the Company's people for excellent performance and keep them committed and motivated;
  - encourage teamwork and shared learning;
  - foster the growth of the Company's people to enable them to reach their full potential through performance management, development and training;
  - achieve compliance with relevant legislation and corporate governance principles on remuneration practices and employment policies; and
  - overview remuneration practice effectively, including incentives, superannuation and retirement benefits, for people at all levels, enabling the Company to attract and retain people who create value for Shareholders.

The Committee will be responsible for making recommendations to the Board on matters relating to the Board, the Chief Executive Officer, the senior leadership team and policy issues.

(iii) Health, Safety and Environment Committee

The Board will establish a Health, Safety and Environment Committee, in order to review the adequacy and effectiveness of the Company's health, safety and environmental management systems. It is intended that the Committee will meet at least twice a year, with additional meetings scheduled on an 'as needs' basis.

The primary function of the Health, Safety and Environment Committee will be to set and review the implementation and performance of the Company's health, safety and environment strategy including:

- monitoring and reviewing the Company's commitment to and policies in respect of the health and safety of its people;
- assessing the effectiveness and performance of the Company's health, safety and environmental management systems;
- reviewing the Company's environmental priorities and commitments; and
- integrating these priorities within the Company's corporate strategy, risk management framework, and people and culture priorities.

(d) Board processes

The Board processes of AGL Energy and AGL Infrastructure will be governed by the constitutions of AGL Energy and AGL Infrastructure which are summarised in Section 12.10.

(e) Resources available to the Board

Directors will have unfettered access to Company records and information reasonably necessary for the fulfilment of their responsibilities. Directors will also have access to the Company Secretary and other relevant senior management to seek explanations and information. They will receive regular detailed reports on financial and operational aspects of the Company's business and may request elaboration or explanation of those reports at any time. Each Director will have the added right to seek independent professional advice at the Company's expense. Prior approval of the Chairman will be required but this may not be unreasonably withheld.

The Chairman will be responsible to see that all Board members are well briefed and have access to information on all aspects of the Company's operations. Directors and senior management will be encouraged to broaden their knowledge of the Company's business and to keep abreast of developments in business more generally by attendance at relevant courses, seminars and conferences. The Company will meet the expenses involved in such activities.

8.2 Directors' fees

(a) AGL Energy

Prior to the Demerger Date, the maximum aggregate remuneration of non-executive directors of AGL Energy will be fixed by resolution of AGL as AGL Energy's sole shareholder at A$1.5 million a year, inclusive of superannuation but exclusive of reimbursement of expenses and cannot be varied other than as is determined by AGL Energy in general meeting from time to time.

The structure of the remuneration is a base fee plus a Committee fee, where applicable, for participation by a non-executive Director in any of the Committees. Chairing a Committee attracts a higher fee rate. This structure ensures that the remuneration reflects the general responsibilities of individual Directors as well as the extra responsibilities and workload involved in participating in a Committee. The Chairman of the Board receives no extra remuneration for participation in or chairing Committees.

The annual remuneration to be paid (including superannuation) to the AGL Energy Chairman and non-executive Directors will be as follows:

Mr Mark Johnson (Chairman):	A$300,000;
Mr Charles Allen:	A$120,000 plus any relevant Committee fee;
Mr David Craig:	A$120,000 plus any relevant Committee fee;
Ms Carolyn Hewson:	A$120,000 plus any relevant Committee fee; and
Mr Max Ould:	A$120,000 plus any relevant Committee fee.

The AGL Board considers that these amounts are in line with market rates for a company with the characteristics of AGL Energy.

(b) AGL Infrastructure

The maximum aggregate remuneration of non-executive directors of AGL Infrastructure was fixed by AGL Shareholder resolution at AGL's 2005 Annual General Meeting at A$1.5 million a year, inclusive of superannuation but exclusive of reimbursement of expenses and cannot be varied other than as is determined by AGL Infrastructure in general meeting from time to time. It is proposed that following the implementation of the Demerger and subject to AGL Shareholder approval being obtained, this will be reduced to $1.2 million a year in recognition of AGL Infrastructure's reduced size and market capitalisation.

The structure of the remuneration is a base fee plus a Committee fee, where applicable, for participation by a non-executive Director in any of the Board's Committees. Chairing a Committee attracts a higher fee rate. This structure ensures that the remuneration reflects the general responsibilities of individual Directors as well as the extra responsibilities and workload involved in participating in a Committee. The Chairman of the Board receives no extra remuneration for participation in or chairing Committees.

The annual remuneration to be paid (including superannuation) to the AGL Infrastructure Chairman and non-executive Directors will be as follows:

Mr Graham Reaney (Chairman):	A$275,000;
Mr Charles Allen:	A$110,000 plus any relevant Committee fee;
Sir Ronald Brierley:	A$110,000 plus any relevant Committee fee; and
Mr Jeremy Maycock:	A$110,000 plus any relevant Committee fee.

The AGL Board considers that these amounts are in line with market rates for a company with the characteristics of AGL Infrastructure.

8.3 Director indemnities

(a) Deeds of access, insurance and indemnity for Directors

AGL Infrastructure and AGL Energy will enter into deeds of access, insurance and indemnity with each of its Directors. In summary, it is anticipated that each deed will include the following:

- the Company's obligations to provide the Director with access to minutes, papers and accompanying documents referred to at Board and Committee meetings, and other information of the relevant group to which the Director was entitled, during the period of office of that Director;
- the Director's obligations of confidentiality;
- indemnification of the Director to the extent permitted by law;
- procedures for the notification and conduct of claims against or involving the Directors, including in relation to the Director's entitlement to engage legal representation and the terms on which defence costs will be advanced to the Director in respect of such claims; and
- the Company's obligation to maintain a policy of insurance to insure the Director against liability incurred as a Director and officer of the Company and its subsidiaries.

AGL has also taken out a directors and officers indemnity insurance policy that responds to liability incurred by AGL Directors and officers in connection with the Demerger.

AGL and AGL Energy have jointly and severally agreed to indemnify each current director and secretary of AGL and AGL Energy, to the extent permitted by law, against liabilities incurred by such director or secretary in connection with the Demerger and legal costs reasonably incurred in defending an action for any such liability. AGL and AGL Energy will have the right to control any action against a director or secretary that could result in any payment being made to that director or secretary under the indemnity.

(b) Indemnities for Directors under Constitutions

The indemnification of AGL Energy Directors by AGL Energy under its constitution and AGL Infrastructure Directors by AGL Infrastructure under its constitution is summarised in Section 12.10.

9. Share and Incentive Plans

9.1 Overview

AGL has the following share and incentive plans for employees, executives and non-executive Directors:

- the AGL Share Reward Plan (**AGL Share Reward Plan**);
- the AGL Share Purchase Plan (**AGL Share Purchase Plan**);
- the AGL Long Term Incentive Plan (**AGL LTIP**);
- the AGL Share Loan Plan (**AGL Share Loan Plan**); and
- the AGL Management Share Plan (**AGL Management Share Plan**).

The terms of these Plans are summarised in Section 9.2.

The Demerger has consequences for participants in each of the current Plans. The consequences will be different depending on whether or not the Plan Participant is an employee of an AGL Energy company after the Demerger is implemented. In connection with the Demerger, the AGL Board has determined that it will exercise some discretions in relation to certain Plan Participants. The consequences of the Demerger for Plan Participants and the discretions which the AGL Board will exercise in connection with the Demerger in relation to certain Plan Participants are set out in Section 9.3.

After the implementation of the Demerger, AGL Infrastructure will continue to use the AGL Share Reward Plan and the AGL Share Purchase Plan and will adopt a new long term incentive plan, the terms of which are summarised in Section 9.4.

AGL Energy will adopt a share reward plan, a share purchase plan and a long term incentive plan following the implementation of the Demerger. The terms of these plans are summarised in Section 9.5.

9.2 Summary of current AGL share and incentive plans

(a) AGL Share Reward Plan

Under the AGL Share Reward Plan, each eligible employee is invited on an annual basis to acquire up to $1,000 worth of AGL Shares for no consideration, subject to the satisfaction of performance hurdles set by the AGL Board in its discretion. Eligible employees include full-time or permanent part-time employees (other than directors) of AGL companies who have completed 12 months continuous service (or such lesser period as the AGL Board determines) and who have attained the age of 18 years. Casual employees and employees who are resident overseas can only participate at the AGL Board's discretion.

Shares acquired under the AGL Share Reward Plan (**AGL Reward Plan Shares**) are registered in the names of and beneficially owned by the Plan Participants. As at 11 January 2006, there were 448,394 AGL Reward Plan Shares on issue to 2,291 Plan Participants.

(i) Payment of purchase price

The trustee of the AGL Share Reward Plan applies amounts contributed by AGL companies for the purposes of funding the acquisition of the AGL Reward Plan Shares.

(ii) Restrictions on disposal

AGL Reward Plan Shares may not be disposed of before the earlier of three years after their date of acquisition or the Plan Participant ceasing to be employed by an AGL company. During this period, the trustee is entitled to retain custody of share certificates or holding statements in respect of the AGL Reward Plan Shares and to implement procedures to prevent any dealing with those shares.

Shares issued pursuant to bonus or rights issues are not subject to these restrictions.

(iii) Dividends and voting rights

AGL Reward Plan Shares rank pari passu in all respects with all other AGL Shares and carry the same rights and entitlements, including dividend and voting rights, as those conferred by other AGL Shares.

(iv) No forfeiture

AGL Reward Plan Shares cannot be forfeited.

(b) AGL Share Purchase Plan

Under the AGL Share Purchase Plan, eligible employees, including AGL directors, are invited to acquire AGL Shares with funds provided in lieu of remuneration entitlements they would otherwise have received. Eligible employees include full-time or permanent part-time employees (including directors) of AGL companies who have attained the age of 18 years. Employees who are resident overseas can only participate at the AGL Board's discretion.

Shares acquired under the AGL Share Purchase Plan **(AGL Purchase Plan Shares)** are registered in the names of and beneficially owned by the Plan Participants. As at 11 January 2006, there were 568,034 AGL Purchase Plan Shares on issue to 101 Plan Participants.

(i) *Payment of purchase price*

The trustee of the Plan applies amounts contributed by AGL companies in lieu of remuneration entitlements Plan Participants would otherwise have received for the purposes of funding the acquisition on market or the subscription at market value of AGL Purchase Plan Shares.

(ii) Restrictions on disposal

AGL Purchase Plan Shares may not be disposed of before the earlier of 10 years after their date of acquisition, the Plan Participant ceasing to be employed by an AGL company and the AGL Board or the trustee determining that the shares should be freed from this restriction following the written request of the Plan Participant. During this period, the trustee is entitled to retain custody of share certificates or holding statements in respect of the AGL Purchase Plan Shares and to implement procedures to prevent any dealing with the shares.

Shares issued pursuant to bonus or rights issues are not subject to these restrictions.

(iii) Dividends and voting rights

AGL Purchase Plan Shares rank pari passu in all respects with all other AGL Shares and carry the same rights and entitlements, including dividend and voting rights, as those conferred by other AGL Shares.

(iv) No forfeiture

AGL Purchase Plan Shares cannot be forfeited.

(c) AGL LTIP

The AGL LTIP is part of AGL's remuneration system for eligible employees. Eligible employees are employees of AGL companies who are determined to be eligible by the AGL Board in its sole discretion from time to time. Unless otherwise determined by the AGL Board, an eligible employee must have had at least six months continuous service with AGL. The aim of the Plan is to drive sustainable and *transparent performance by AGL in the long term.*

(i) Plan Participants

Eligible employees of AGL may be invited to participate in the AGL LTIP.

(ii) Rights

Under the AGL LTIP, Plan Participants are offered rights to acquire AGL Shares for no consideration **(Rights)**. The cost of acquiring the shares is paid by AGL. Prior to vesting, Rights do not carry the benefits of share ownership including dividend or voting entitlement.

As at 11 January 2006, there were 978,756 unvested Rights on issue to 112 Plan Participants.

(iii) *Terms of issue*

No allocation of Rights will be made in any year unless performance standards set by the AGL Board for that year are satisfied.

(iv) Vesting

Rights issued under the AGL LTIP will generally vest in equal annual instalments over three years from the first anniversary of the date of award of the Rights. When Rights vest, AGL Shares will be issued or transferred to the Plan Participant in satisfaction of those Rights.

(v) Lapse of Rights

All Rights will vest if a Plan Participant ceases employment with an AGL company as a result of retirement, death, ill health or such other circumstance as the AGL Board in its absolute discretion may determine.

If a Plan Participant leaves the employment of an AGL company before Rights have vested in any other circumstance, all Rights that have not vested will immediately lapse unless the AGL Board in its absolute discretion determines otherwise.

(vi) Administration

The AGL Board supervises the administration of the AGL LTIP.

(vii) Suspension or termination

The AGL Board has the right to suspend or terminate the AGL LTIP at any time.

(d) AGL Share Loan Plan

Under the AGL Share Loan Plan, eligible employees were invited to acquire AGL Shares with loan funds provided by AGL. Eligible employees include full-time or permanent part-time employees (other than directors) of AGL companies who have attained the age of 18 years. Employees who were resident overseas could only participate at the AGL Board's discretion. This Plan was superseded by the AGL LTIP.

Shares acquired under the AGL Share Loan Plan **(AGL Loan Plan Shares)** are registered in the name of the trustee of the Plan but beneficially owned by the Plan Participants. As at 11 January 2006, the trustee held 1,181,400 AGL Loan Plan Shares for the benefit of 52 Plan Participants.

(i) Payment of issue price

AGL makes loans **(Plan Loans)** to Plan Participants who authorise and direct AGL to pay the amount of the Plan Loan to the trustee of the plan for the purposes of the trustee applying the amount of the Plan Loan towards the subscription for AGL Loan Plan Shares. AGL Loan Plan Shares are subscribed for at market value or at a discount of up to 5% of market value as determined by the AGL Board.

(ii) Plan Loans

Plan Loans are limited recourse and interest free and can be repaid by a Plan Participant at any time. As at 11 January 2006, outstanding Plan Loans totalled $7,839,390.

(iii) Restrictions on disposal

The trustee must not dispose of AGL Loan Plan Shares before the earlier of 3 years after their date of acquisition by the Plan Participant, the date on which the Plan Participant ceases to be employed by an AGL company as a result of his or her death, total and permanent disability, retirement or redundancy, and the AGL Board determining and notifying the trustee that the AGL Loan Plan Shares are to be freed from the restrictions.

Where AGL Loan Plan Shares are issued at a discount to market value, the Plan Participant may direct the trustee to sell up to 5% of those shares at any time between the first and second anniversaries of the issue of those shares. In this event, the net proceeds of sale must be paid to the Plan Participant.

Shares issued pursuant to bonus or rights issues will also be registered in the name of the trustee and be subject to these restrictions.

(iv) Transfer to or sale on behalf of Plan Participant

Upon a Plan Participant's AGL Loan Plan Shares ceasing to be restricted, the Plan Participant may direct the trustee:

- where there is no outstanding Plan Loan in respect of the shares – to transfer the shares to the Plan Participant or sell the shares and pay the net proceeds to the Plan Participant; or
- where there is an outstanding Plan Loan in respect of the shares – to sell the shares and apply the net proceeds against repayment of the Plan Loan and pay any remaining balance to the Plan Participant. Where the net proceeds of sale would be insufficient to cover the outstanding Plan Loan, the Plan Participant must obtain the prior written consent of the AGL Board before directing the trustee to sell the shares.

(v) Dividends and voting rights

AGL Loan Plan Shares rank pari passu in all respects with all other AGL Shares and carry the same rights and entitlements, including dividend and voting rights, as those conferred by other AGL Shares. However, while a Plan Loan remains outstanding in respect of a Plan Participant's AGL Loan Plan Shares, the trustee must apply the whole of any dividends paid on those shares in reduction of the outstanding Plan Loan.

(vi) Forfeiture

AGL Loan Plan Shares will be forfeited if a Plan Participant ceases to be employed by an AGL company other than by reason of his or her death, total and permanent disablement, retirement or redundancy prior to the expiration of the restriction period. In this event, the trustee will sell the Plan Participant's AGL Loan Plan Shares and apply the net proceeds of sale in repayment of the Plan Loan and any balance of the net proceeds will be retained for the general purposes of the AGL Share Loan Plan.

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(e) AGL Management Share Plan

This is a plan under which eligible employees of AGL were invited to subscribe for AGL Shares with loan funds provided by AGL. The AGL Management Share Plan was superseded by the AGL Share Loan Plan.

Shares acquired under the AGL Management Share Plan **(AGL Management Plan Shares)** are registered in the names of and beneficially owned by Plan Participants. As at 11 January 2006, there were 87,800 AGL Management Plan Shares on issue to 12 Plan Participants.

(i) Payment of issue price

The issue price for AGL Management Plan Shares was funded by the Plan Participant paying one cent for each share issued, with the balance provided by AGL by way of a loan **(Management Plan Loan)** to the Plan Participant.

AGL Management Plan Shares were issued at their market price or, if the Plan Participant elected, at a discount to market price (of not greater than 10%).

(ii) Management Plan Loans

Management Plan Loans are limited recourse, interest free and repayable on the expiry of 10 years from date of issue of the underlying AGL Management Plan Shares. However, a Plan Participant's Management Plan Loan becomes repayable:

- within one month after the dismissal, resignation or retrenchment of the Plan Participant, the Plan Participant disposing of his or her AGL Management Plan Shares while they are restricted, or the Plan Participant becoming bankrupt. In the case of retrenchment, the AGL Board may extend the time for repayment of the loan for up to 12 months after the date of retrenchment; or
- within one year after the retirement or death of the Plan Participant.

Management Plan Loans may be repaid by a Plan Participant at any time.

As at 11 January 2006, outstanding Management Plan Loans totalled $175,825.

(iii) Restrictions on disposal

Management Share Plan Shares must not be disposed of without AGL's prior written consent until the later of three years after their issue date and the date that the Management Plan Loan in respect of the shares is repaid in full. While AGL Management Plan Shares are restricted, AGL is not required to issue, and the Plan Participant is not entitled to demand, share certificates in respect of the shares.

Any bonus shares issued in respect of AGL Management Plan Shares are also subject to these restrictions.

(iv) Disposal of AGL Management Plan Shares

Notwithstanding the above:

- a Plan Participant whose employment with AGL has ceased, may sell his or her AGL Management Plan Shares provided that any outstanding Management Plan Loan in respect of the shares has been repaid;
- where AGL Management Plan Shares have been issued at a discount to market value, the Plan Participant may sell up to 5% of those shares at any time between the first and second anniversaries of the issue of those shares. In this event, the net proceeds of sale must be paid to the Plan Participant; and
- AGL Management Plan Shares may be transmitted in accordance with AGL's constitution upon the death of the Plan Participant.

(v) Dividends

AGL Management Plan Shares entitle their holder to receive dividends on the same basis as holders of other AGL Shares. However, while a Management Plan Loan remains outstanding in respect of a Plan Participant's AGL Management Plan Shares, the whole of any dividends paid on those shares (and on any bonus shares issued in respect of those shares) must be applied against the loan unless the AGL Board determines otherwise.

(vi) Voting, share issues, mergers and schemes of arrangement

AGL Management Plan Shares entitle their holder to vote at general meetings on the same basis as holders of other fully paid AGL Shares and to participate in all issues of shares, securities and options in respect of the capital of AGL offered pro rata (or nearly pro rata) to holders of fully paid AGL Shares. AGL Management Plan Shares are also entitled to participate in all reconstructions, amalgamations and mergers and schemes of arrangement involving AGL.

9.3 Impact of the Demerger on AGL share and incentive plans

(a) AGL Share Reward Plan

AGL Reward Plan Shares will participate in the Demerger on the same basis as all other AGL Shares. In other words, Plan Participants will receive one AGL Energy Share for each AGL Reward Plan Share held by them on the Record Date.

On the implementation of the Demerger, each AGL Energy company will cease to be an AGL company for the purposes of the Plan and as a consequence, for the purposes of the Plan, the employees of each AGL Energy company will cease to be employees of an AGL company. Under the terms of the Plan, this will mean that the AGL Reward Plan Shares held by AGL Energy employees will cease to be subject to the restrictions imposed by the Plan and the AGL Energy Shares acquired by those employees pursuant to the Demerger in respect of their AGL Reward Plan Shares will not be subject to the Plan. In other words, AGL Energy company employees will following the Demerger hold shares in both AGL Energy and AGL Infrastructure which are not subject to any restrictions whatsoever and may be sold or otherwise dealt with by those employees as they think fit.

AGL Reward Plan Shares held by all other Plan Participants will remain subject to the restrictions imposed by the Plan. However, the AGL Board will exercise discretions which it has under the Plan so that the AGL Energy Shares acquired by those Plan Participants pursuant to the Demerger in respect of their AGL Reward Plan Shares will not be subject to the Plan and may be sold or otherwise dealt with by those Plan Participants as they think fit.

(b) AGL Share Purchase Plan

AGL Purchase Plan Shares will participate in the Demerger on the same basis as all other AGL Shares. This means that each Plan Participant will receive one AGL Energy Share for each AGL Purchase Plan Share held on the Record Date.

On the implementation of the Demerger, each AGL Energy company will cease to be an AGL company for the purposes of the AGL Share Purchase Plan and as a consequence, the employees of each AGL Energy company will cease to be employees of an AGL company. Under the terms of the Plan, this will mean that the AGL Purchase Plan Shares held by AGL Energy employees will cease to be subject to the restrictions imposed by the Plan and the AGL Energy Shares acquired by those employees pursuant to the Demerger in respect of their AGL Purchase Plan Shares will not be subject to the Plan. In other words, AGL Energy company employees will following the Demerger hold shares in both AGL Energy and AGL Infrastructure which are not subject to any restrictions whatsoever and may be sold or otherwise dealt with by those employees as they think fit.

In relation to AGL Purchase Plan Shares held by the employees of an AGL Infrastructure company who are Plan Participants, the AGL Board will exercise discretions vested in it under the Plan such that all AGL Energy Shares acquired by those Plan Participants pursuant to the Demerger in respect of their AGL Purchase Plan Shares will become free of all restrictions imposed by the Plan while all AGL Infrastructure Shares held by those Plan Participants will remain subject to the Plan. In other words, following the Demerger, employees of an AGL Infrastructure company who are Plan Participants will hold shares in AGL Energy which they will be free to sell or otherwise deal with as they think fit and shares in AGL Infrastructure which will be held subject to the restrictions on disposal imposed by the Plan.

In relation to AGL Purchase Plan Shares held by AGL Directors, the AGL Board will exercise discretions vested in it under the Plan to achieve the following. Those AGL Directors who will not be directors of AGL Infrastructure but who will become directors of AGL Energy will following the Demerger hold shares in both AGL Energy and AGL Infrastructure which are not subject to any restrictions on disposal under the Plan. It is the present intention, however, of each person that will be a director of AGL Energy at the time the Demerger is implemented, to hold all AGL Energy Shares that are referable to his or her AGL Purchase Plan Shares until he or she retires as a director of AGL Energy. Those AGL Directors who will remain as directors of AGL Infrastructure will hold shares in AGL Energy which will not be subject to any restrictions under the Plan, but the AGL Infrastructure Shares held by those directors will remain subject to the Plan. Finally, the AGL Energy Shares held by any AGL Director who following the Demerger will be a director of both AGL Energy and AGL Infrastructure, will not be subject to any restrictions under the Plan. However, the AGL Infrastructure Shares held by any such director will remain subject to the Plan.

(c) AGL LTIP

Under the terms of the AGL LTIP, if a Plan Participant ceases employment with an AGL company otherwise than as a result of death, total and permanent disablement or retirement, all Rights of the Plan Participant that have not vested will lapse unless the AGL Board determines otherwise. On the implementation of the Demerger, each AGL Energy company will cease to be an AGL company for the purposes of the Plan and, as a consequence, for the purposes of the Plan, the employees of each AGL Energy company will cease to be employees of an AGL company.

The AGL Board will exercise its discretion to convert, prior to the implementation of the Demerger, all Rights which have not yet vested **(Unvested Rights)** in those Plan Participants who are employees of an AGL Energy company **(AGL Energy Plan Participants)** to AGL Shares in order to avoid those Unvested Rights lapsing. Conversion will occur upon the basis that each Unvested Right is converted into an AGL Share, the AGL Energy Plan Participants may not sell or otherwise dispose of these AGL Shares and subject to the restrictions imposed on the AGL Energy Shares of those Plan Participants referred to below.

Consequently, following the implementation of the Demerger, each AGL Energy Plan Participant will hold one AGL Energy Share and one AGL Infrastructure Share for each AGL Share which is issued or transferred to him or her as a result of the conversion of the Unvested Rights.

AGL Energy Plan Participants will be restricted from selling or otherwise disposing of the AGL Energy Shares which are issued or transferred to them following the conversion of Unvested Rights and the implementation of the Demerger until the date upon which the Unvested Rights applicable to those AGL Energy Plan Shares would have vested in accordance with the vesting schedule which applied to the Unvested Rights when they were granted.

AGL Energy Plan Participants will be free to sell or otherwise dispose of all or part of the AGL Infrastructure Shares which are issued or transferred to them following the conversion of Unvested Rights and the implementation of the Demerger without any restriction whatsoever.

In order to maintain equality of treatment between AGL Energy Plan Participants and Plan Participants who are employees of an AGL Infrastructure company **(AGL Infrastructure Plan Participants)**, the AGL Board will exercise discretions vested in it under the AGL LTIP to convert, prior to the implementation of the Demerger, all Rights which have not yet vested **(Unvested Rights)** in AGL Infrastructure Plan Participants to AGL Shares upon the basis that each Unvested Right is converted into one AGL Share, the AGL Infrastructure Plan Participants may not sell or otherwise dispose of these AGL Shares and subject to the restrictions imposed on the AGL Infrastructure Shares of those Plan Participants referred to below.

Consequently, following the implementation of the Demerger, each AGL Infrastructure Plan Participant will hold one AGL Energy Share and one AGL Infrastructure Share for each AGL Share issued or transferred to it as a result of the conversion of the Unvested Rights.

AGL Infrastructure Plan Participants will be restricted from selling or otherwise disposing of the AGL Infrastructure Shares which are issued or transferred to them following the conversion of Unvested Rights and the implementation of the Demerger until the date upon which the Unvested Rights applicable to those AGL Infrastructure Shares would have vested in accordance with the vesting schedule which applied to the Unvested Rights when they were granted.

AGL Infrastructure Plan Participants will be free to sell or otherwise to dispose of all or part of the AGL Energy Shares which are issued or transferred to them following the conversion of Unvested Rights and the implementation of the Demerger without any restriction whatsoever.

AGL Energy Shares which are issued or transferred to an AGL Energy Plan Participant following the conversion of Unvested Rights and the implementation of the Demerger will be registered in the name of AGLSP which will hold the shares as trustee for the AGL Energy Plan Participants in question. AGLSP will transfer those AGL Energy Shares to the AGL Energy Plan Participants as and when those AGL Energy Shares become free of the restriction on transfer referred to above.

If an AGL Energy Plan Participant ceases to be an employee of an AGL Energy company before all of those AGL Energy Shares become free of the restriction on transfer referred to above for any reason other than his or her death, total and permanent disablement or retirement then, unless the AGL Energy Board in its absolute discretion determines otherwise, the AGL Energy Plan Participant will forfeit all of his or her rights with respect to those AGL Energy Shares which at that time are not free from the restriction on transfer referred to above and AGLSP must sell those AGL Energy Shares and remit the net proceeds of sale to AGL Energy.

AGL Infrastructure Shares which are issued or transferred to an AGL Infrastructure Plan Participant following the conversion of Unvested Rights and the implementation of the Demerger will be registered in the name of AGLSB which will hold the shares as trustee for the AGL Infrastructure Plan Participants in question. AGLSB will transfer those AGL Infrastructure Shares to the AGL Infrastructure Plan Participants as and when those AGL Infrastructure Shares become free of the restriction on transfer referred to above.

If an AGL Infrastructure Plan Participant ceases to be an employee of an AGL Infrastructure company before all of those AGL Infrastructure Shares become free of the restriction on transfer referred to above for any reason other than his or her death, total and permanent disablement or retirement then, unless the AGL Infrastructure Board in its absolute discretion determines otherwise, the AGL Infrastructure Plan Participant will forfeit all of his or her rights with respect to those AGL Infrastructure Shares which at that time are not free from the restriction on transfer referred to above and AGLSB must sell those AGL Infrastructure Shares and remit the net proceeds of sale to AGL Infrastructure.

(d) AGL Share Loan Plan

AGL Loan Plan Shares will participate in the Demerger on the same basis as all other AGL Shares. In other words, Plan Participants will receive one AGL Energy Share for each AGL Loan Plan Share held by them on the Record Date.

On the implementation of the Demerger, each AGL Energy company will cease to be an AGL company for the purposes of the Plan and as a consequence, for the purposes of the Plan, the employees of each AGL Energy company will cease to be employees of an AGL company. Under the terms of the Plan, this will mean that the AGL Loan Plan Shares held by AGL Energy company employees will cease to be subject to the restrictions imposed by the Plan and all AGL Energy Shares acquired by those employees pursuant to the Demerger in respect of their AGL Loan Plan Shares will not be subject to the Plan. However, each Plan Participant will remain subject to an obligation to repay any Plan Loan which is outstanding in respect of his or her AGL Loan Plan Shares.

In relation to the AGL Loan Plan Shares held by all other Plan Participants, the AGL Board will exercise discretions vested in it under the Plan such that all AGL Loan Plan Shares held by those Plan Participants will become free of all restrictions imposed by the Plan and all AGL Energy Shares acquired by those Plan Participants pursuant to the Demerger in respect of their AGL Loan Plan Shares will not be subject to the Plan. However, each Plan Participant will remain subject to an obligation to repay any Plan Loan which is outstanding in respect of his or her AGL Loan Plan Shares.

The AGL Board will exercise powers and discretions vested in it under the Plan to wind the Plan up following the transfer of AGL Energy Shares pursuant to the Demerger upon the basis that the trustee of the Plan is entitled to retain all of a Plan Participant's AGL Loan Plan Shares and all AGL Energy Shares acquired by the Plan Participant in respect of those shares until such time as any Plan Loan which is outstanding in respect of the Plan Participant's AGL Loan Plan Shares has been repaid in full. Plan Participants will be allowed a period of 12 months after the Demerger Date in which to repay any outstanding Plan Loan.

If any Plan Loan is still outstanding at the end of that 12 month period in respect of a Plan Participant, the trustee of the Plan will be obliged to sell all of the Plan Participant's AGL Loan Plan Shares and AGL Energy Shares, apply the net proceeds of sale (after deducting the costs of sale) in repayment of the outstanding Plan Loan and remit any surplus to the Plan Participant.

(e) AGL Management Share Plan

The loans under this Plan will be repayable in November 2006 at which time all AGL Management Plan Shares will cease to be subject to any restrictions and may be freely dealt with by Plan Participants subject to the repayment of any Management Plan Loan which is outstanding in respect of those shares.

All of the Plan Participants have been asked to agree to repay their loans before the Demerger is implemented so that their AGL Management Share Plan Shares can be freed from the restrictions on dealings imposed by the Plan and the Plan can be wound up.

AGL Management Plan Shares will participate in the Demerger on the same basis as all other AGL Shares. In other words, Plan Participants will receive one AGL Energy Share for each AGL Management Plan Share held by them on the Record Date.

Subject to the repayment of any Management Plan Loan outstanding in respect of a Plan Participant's AGL Management Plan Shares, the Plan Participant's AGL Management Plan Shares and AGL Energy Shares will, following the termination of the AGL Management Share Plan, be transferred to the Plan Participant who will be free to sell or otherwise deal with those shares as he or she thinks fit. If any Management Plan Loan has not been repaid in full prior to the date the Demerger is implemented, the AGL Board will following the implementation of the Demerger exercise discretions vested in it under the Plan to sell all or part of the Plan Participant's AGL Management Plan Shares and AGL Energy Shares, apply the net proceeds of sale (after deducting the costs of sale) in repayment of the Plan Participant's Management Plan Loan and remit any surplus to the Plan Participant and transfer any shares which have not been sold to the Plan Participant.

9.4 AGL Infrastructure share and incentive plans

After the implementation of the Demerger, AGL Infrastructure will continue to use the AGL Share Reward Plan and the AGL Share Purchase Plan.

The remuneration strategy for the senior employees of AGL Infrastructure will be delivered through a combination of fixed remuneration and short and long term incentives. Consequently, AGL Infrastructure proposes to adopt a short term incentive plan **(AGL Infrastructure STIP)** and a long term incentive plan **(AGL Infrastructure LTIP)** after the implementation of the Demerger. The AGL Infrastructure STIP will provide awards based on AGL Infrastructure's performance while the AGL Infrastructure LTIP is designed to align the interests of employees of AGL Infrastructure with those of AGL Infrastructure's shareholders. These plans are intended to ensure that AGL Infrastructure will be able to attract and retain key employees and they will form an integral component of AGL Infrastructure's remuneration structure for employees.

The AGL Infrastructure STIP will provide for the payment in cash of annual incentive payments subject to the satisfaction of key performance indicators for the year in question which will be chosen for their relevance to business targets.

The terms of the AGL Infrastructure LTIP are summarised as follows:

(a) Type of plan

The AGL Infrastructure LTIP will involve the payment of cash amounts (net of tax) to Plan Participants subject to the satisfaction of specified Performance Conditions. The amount of cash will be based on the value of rights to acquire AGL Infrastructure Shares for such consideration

as the AGL Infrastructure Board in its absolute discretion determines **(Participating Performance Rights)** and options to acquire AGL Infrastructure Shares exercisable at such price as the AGL Infrastructure Board in its absolute discretion determines **(Participating Performance Options)**, notionally granted to Plan Participants.

In summary, the purpose of the AGL Infrastructure LTIP is to reward Plan Participants for increasing shareholder returns. Each Performance Right will provide a cash payment equivalent to the value of an AGL Infrastructure Share at the time the Participating Performance Right vests while each Participating Performance Option will provide a cash payment equivalent to the excess of the value of an AGL Infrastructure Share at the time the Participating Performance Option vests over the exercise price of the Participating Performance Option.

(b) Eligibility

Eligible employees will be any employees of an AGL Infrastructure company who are determined by the AGL Infrastructure Board in its absolute discretion to be eligible to participate in the AGL Infrastructure LTIP.

(c) Awards

Awards will take the form of the notional grant of Participating Performance Rights and/or Participating Performance Options. Notional grants of Participating Performance Rights and/or Participating Performance Options will be made on an annual basis or at such other times as the AGL Infrastructure Board in its absolute discretion may determine. The first grants under the AGL Infrastructure LTIP will be made on or around 1 September 2006, except for the Chief Executive Officer of AGL Infrastructure and selected senior executives who will receive a grant of Participating Performance Rights and/or Participating Performance Options on their appointment.

No consideration is payable for the notional grant of Participating Performance Rights and/or Participating Performance Options under the AGL Infrastructure LTIP.

(d) Participating Performance Rights and Participating Performance Options

Each Participating Performance Right will give Plan Participants the notional right to acquire an AGL Infrastructure Share for no consideration, unless the AGL Infrastructure Board, in its absolute discretion, determines that consideration should be paid.

Each Participating Performance Option will give Plan Participants the notional right to acquire an AGL Infrastructure Share for such price as the AGL Infrastructure Board in its absolute discretion determines.

These rights being notional only can never be exercised. On vesting, Plan Participants will be paid the cash value of the rights (net of tax) as set out below.

The AGL Infrastructure Board will have an absolute discretion to determine the number of Participating Performance Rights and/or Participating Performance Options notionally awarded to a Plan Participant, the Performance Hurdles which must be satisfied before those rights and/or options can vest and the period over which those rights and/or options vest.

(e) Performance Conditions

Vesting of Participating Performance Rights notionally awarded to the Chief Executive Officer and selected senior executives as part of the first award under the AGL Infrastructure LTIP will be subject to the satisfaction of a total shareholder return (TSR) Performance Condition which measures AGL Infrastructure's TSR performance against a specified comparable group of ASX Listed Companies with the level of vesting being dependent upon the level of performance of AGL Infrastructure against the comparable group of ASX Listed Companies.

The Performance Hurdles applicable to other Participating Performance Rights and/or Participating Performance Options notionally awarded under the Plan will be determined from time to time by the AGL Infrastructure Board in its absolute discretion.

(f) Vesting period

Unless the AGL Board in its absolute discretion otherwise determines, all Participating Performance Rights and/or Participating Performance Options will vest at the end of a three year vesting period subject to the satisfaction of the Performance Conditions applicable to those rights and/or options. The vesting period will commence on the date of the notional award of the Participating Performance Rights and/or Participating Performance Options.

If a Plan Participant ceases employment with an AGL Infrastructure company as a result of death, total and permanent disablement, redundancy, retirement or such other circumstances as the AGL Infrastructure Board in its absolute discretion may determine, then the Participating Performance Rights and/or Participating Performance Options held by that participant will vest subject to the Performance Conditions applicable to those rights and/or options being satisfied at the time cessation of employment occurs.

All Participating Performance Rights and/or Participating Performance Options will vest in the event that a change in control of AGL Infrastructure occurs, subject to the satisfaction of the Performance Conditions applicable to those rights and/or options, unless the AGL Board in its absolute discretion determines that it is appropriate to waive the satisfaction of those Performance Conditions.

(g) Cash payment

Upon vesting, AGL Infrastructure will make a cash payment to the Plan Participant (net of tax) equal to the value at the time of vesting of the Participating Performance Rights and/or Participating Performance Options which were notionally granted to the participant. The AGL Infrastructure Board is solely responsible for determining the value of the Participating Performance Rights and/or Participating Performance Options.

(h) Lapse of Participating Performance Rights and Participating Performance Options

Any Participating Performance Rights and/or Participating Performance Options that do not vest when Performance Hurdles are applied to them will automatically lapse.

All Participating Performance Rights and/or Participating Performance Options of a Plan Participant will lapse where the participant ceases employment with an AGL Infrastructure company for reasons other than death, total and permanent disablement, redundancy, retirement, or such other circumstance as the AGL Infrastructure Board in its absolute discretion may determine.

(i) Participation rights

Participating Performance Rights and/or Participating Performance Options do not carry dividend or voting rights. However, Participating Performance Rights and/or Participating Performance Options will participate in bonus issues, rights issues and reconstructions and reorganisations of the capital of AGL Infrastructure in the same manner as AGL Infrastructure Shares.

(j) Administration

The AGL Infrastructure Board will be responsible for the administration of the AGL Infrastructure LTIP.

(k) Variation

The AGL Infrastructure Board will have an absolute discretion to amend, waive or modify the terms of the AGL Infrastructure LTIP. However, no amendment may detract from any entitlement of a Plan Participant without the consent of that participant.

9.5 AGL Energy share and incentive plans

After the implementation of the Demerger, AGL Energy will adopt a share reward plan and a share purchase plan the terms of which will be the same as or substantially the same as the AGL Share Reward Plan and the AGL Share Purchase Plan respectively.

The remuneration strategy for the senior employees of AGL Energy will be delivered through a combination of fixed remuneration and short and long term incentives. Consequently, AGL Energy proposes to adopt a short term incentive plan **(AGL Energy STIP)** and a long term incentive plan **(AGL Energy LTIP)** after the implementation of the Demerger. The AGL Energy STIP will provide awards based on AGL Energy's performance, while the AGL Energy LTIP is designed to align the interests of employees of AGL Energy with those of AGL Energy's shareholders. These plans are intended to ensure that AGL Energy will be able to attract and retain key employees and will form an integral component of AGL Energy's remuneration structure for employees.

The AGL Energy STIP will provide for the payment in cash of annual incentive payments subject to the satisfaction of key performance indicators for the year in question which will be chosen for their relevance to business targets.

The terms of the AGL Energy LTIP are summarised as follows:

(a) Type of plan

The AGL Energy LTIP will involve the grant of rights to acquire AGL Energy Shares for no consideration **(Share Performance Rights)**. The AGL Energy Board will have an absolute discretion to grant, issue or transfer other securities of AGL Energy to Plan Participants.

(b) Eligibility

Eligible employees will be any employees of an AGL Energy company who are determined by the AGL Energy Board in its absolute discretion to be eligible to participate in the AGL Energy LTIP.

(c) Awards

Awards will take the form of a grant of Share Performance Rights. Awards of Share Performance Rights will be made on an annual basis or at such other times as the AGL Energy Board in its absolute discretion may determine. The first grants under the AGL Energy LTIP will be made on or around 1 September 2006, except for the Chief Executive Officer of AGL Energy and selected senior executives who will receive a grant of Share Performance Rights on their appointment.

No consideration is payable for the award of Share Performance Rights under the AGL Energy LTIP.

(d) Share Performance Rights

Each Share Performance Right will give Plan Participants the right, subject to satisfaction of Performance Conditions, to acquire an AGL Energy Share for no consideration, unless the AGL Energy Board, in its absolute discretion, determines that consideration should be paid.

The AGL Energy Board will have an absolute discretion to determine the number of Share Performance Rights issued to a Plan Participant, and the Performance Conditions which must be satisfied before those Share Performance Rights can vest and the period over which those Share Performance Rights vest.

(e) Performance Conditions

Share Performance Rights awarded to the Chief Executive Officer and selected senior executives as part of the first award under the AGL Energy LTIP will be subject to a TSR Performance Condition under which vesting will depend upon AGL Energy's total shareholder return **(TSR)** performance measured against a comparable group of ASX listed companies with the level of vesting being dependent upon the level of performance of AGL Energy against the comparable group of ASX Listed Companies.

The Performance Conditions applicable to other Share Performance Rights awarded under the AGL Energy LTIP will be determined from time to time by the AGL Energy Board in its absolute discretion.

(f) Vesting period

Unless the AGL Energy Board in its absolute discretion otherwise determines all Share Performance Rights will vest at the end of a three year vesting period subject to the satisfaction of the Performance Conditions applicable to those Share Performance Rights.

If a Plan Participant ceases employment with an AGL Energy company as a result of death, total and permanent disablement, redundancy, retirement or such other circumstances the AGL Energy Board in its absolute discretion may determine, then the Share Performance Rights held by that participant will vest subject to the satisfaction of Performance Conditions applicable to those Share Performance Rights.

All Share Performance Rights will vest in the event that a change in control of AGL Energy occurs, subject to the satisfaction of Performance Conditions applicable to those Share Performance Rights unless the AGL Energy Board in its absolute discretion determines that it is appropriate to waive the satisfaction of the Performance Conditions.

AGL Energy may issue shares or acquire shares on ASX to satisfy Share Performance Rights which have vested.

(g) Lapse of Share Performance Rights

Any Share Performance Rights that do not vest when Performance Conditions are applied to them will automatically lapse.

All Share Performance Rights of a Plan Participant will lapse where the participant ceases employment with an AGL Energy company for reasons other than death, total and permanent disablement, redundancy, retirement or such other circumstance as the AGL Energy Board in its absolute discretion may determine.

(h) Participation rights

Share Performance Rights do not carry dividend or voting rights. However, Share Performance Rights will participate in bonus issues, rights issues and reconstructions and reorganisations of the capital of AGL Energy in the same manner as AGL Energy Shares.

(i) Administration

The AGL Energy Board will be responsible for the administration of the AGL Energy LTIP.

(j) Variation

The AGL Energy Board will have an absolute discretion to amend, waive or modify the terms of the AGL Energy LTIP. However, no amendment may detract from any entitlement of a Plan Participant without the consent of that participant.

10. Structural Aspects of the Demerger Proposal

10.1 Internal restructure and business separation

AGL and AGL Energy have entered into the Demerger Implementation Deed, and will enter into the Internal Restructure Agreements and certain other agreements for the purpose of effecting an internal restructure of AGL before the Demerger is implemented. Further details of these arrangements are set out in Section 12.8(b). The internal restructure will be completed on or before the Demerger Date. The purpose of the restructure is to ensure that AGL Energy and AGL Infrastructure own the companies and businesses described in Sections 4 and 6 respectively after the Demerger.

The main steps in the internal restructure are:

- the transfer of shares in various AGL companies which conduct AGL's energy businesses from companies which will form part of AGL Infrastructure to AGL Energy;
- the transfer of shares in various AGL companies which conduct AGL's infrastructure businesses from companies which will form part of AGL Energy to AGL Infrastructure; and
- the transfer of assets and liabilities (including contractual rights and obligations, trademarks and other intellectual property) relating to AGL's energy business which are owned by companies which will form part of AGL Infrastructure to AGL Energy.

The transactions referred to above will be undertaken at book value in accordance with AGAAP/AIFRS and will not be on arm's length terms. For example, the terms of the transfers do not and will not contain warranties that might ordinarily be obtained from arm's length third party sellers. The only substantive warranties to be given are certain warranties as to title and capacity. Further, AGL and AGL Energy will agree that the maximum amount that AGL Energy and AGL Infrastructure will be able to recover against the other in respect of all such claims is the aggregate purchase price paid by AGL Energy or AGL Infrastructure as the case may be for the relevant shares or assets.

The share and asset transfers which constitute the internal restructure will be funded by intercompany loans. When these transfers have been completed, all intercompany debt between AGL Energy and AGL will be consolidated into a single loan owing from AGL Energy to AGL. This process will be completed prior to the Demerger Date.

Prior to the Demerger Date, AGL Energy will issue to AGL a number of AGL Energy Shares equal to the number of AGL Shares on issue on the Record Date less the number of AGL Energy Shares on issue at the Record Date. AGL Energy will direct AGL to apply the net amount of the intercompany debt payable by AGL Energy to AGL less the Energy Bank Debt Amount in consideration for the issue of those AGL Energy Shares to AGL. The remainder of this intercompany debt will be repaid by AGL Energy paying the Energy Bank Debt Amount to AGL within 5 Business Days after the Demerger Date (or such later time as is agreed between AGL and AGL Energy). AGL Energy will obtain the funds to make this payment by drawing down funds under the borrowing facilities referred to in Section 5.5(a).

As a consequence of the capitalisation of this intercompany debt, AGL and AGL Energy will have the same number of issued ordinary shares. After this capitalisation has occurred and AGL Energy has paid the Energy Bank Debt Amount to AGL, there will be no intercompany loans between AGL Energy and AGL Infrastructure other than balances relating to normal arm's length trading between the groups.

10.2 Elements of the Demerger Proposal

The Demerger Proposal has three key elements:

- the Capital Reduction;
- the Demerger Scheme; and
- the Name Change Resolution.

For the Demerger to proceed, AGL Shareholders must vote in favour of all of:

- the Capital Reduction (by the majority referred to at Section 10.3(a));
- the Demerger Scheme (by the majority referred to at Section 10.3(b)); and
- the Name Change Resolution (by the majority referred to in Section 10.3(a)) unless AGL waives the condition that the Name Change Resolution is passed.

For the Demerger Proposal to be implemented, a number of additional conditions must either be satisfied (or waived by AGL). The conditions are described in Section 10.3(c).

The Demerger Proposal incorporates a number of key dates:

- the Effective Date, which is the date on which the Court order approving the Demerger Scheme takes effect. This is expected to occur no later than 31 March 2006;
- the Economic Separation Date (namely midnight on 31 March 2006). As further explained in Section 10.8(b), AGL Energy will have the entire economic benefit (including all profits) of AGL's energy business on and from the Economic Separation Date and AGL Infrastructure will have the entire economic benefit (including all profits) of AGL's infrastructure business on and from the Economic Separation Date. In addition, as from the Economic Separation Date, AGL Energy will have the entire economic risk of AGL's energy business and AGL Infrastructure will have the entire economic risk of AGL's infrastructure business as if AGL Energy and AGL Infrastructure respectively had owned and operated those businesses at all times;
- the Record Date, which is the date on which entitlements to participate in the Demerger Scheme are determined. The Record Date will be five Business Days after the Effective Date. It is anticipated to be 7 April 2006. The procedure for determining who is entitled to participate in the Demerger Scheme is described in Section 10.4; and
- the Demerger Date, which is the date on which AGL Energy Shares are transferred to Participating Shareholders (or in the case of Ineligible Overseas Shareholders, the date on which AGL Energy Shares to which they would otherwise be entitled are transferred to the Nominee). The Demerger Date is anticipated to be 13 April 2006.

It is also anticipated that on 3 April 2006, AGL Infrastructure Shares will commence trading on ASX without an entitlement to AGL Energy Shares and AGL Energy Shares will commence trading (initially on a deferred settlement basis).

(a) Capital Reduction

AGL has proposed the Capital Reduction Resolution to permit AGL to reduce its capital on the Demerger Date by the Capital Reduction Amount, namely $3.00 per AGL Share on issue at the Record Date (totalling approximately $1.368 billion).

The Capital Reduction is conditional on AGL Shareholders approving the Demerger Scheme and on implementation of the Demerger. This means that Capital Reduction will not occur unless the Demerger Scheme and the Capital Reduction are approved by AGL Shareholders and the Demerger Scheme becomes effective.

The Capital Reduction will give rise to a CGT event for AGL Shareholders. However, any capital gain made by an AGL Shareholder will be disregarded if the AGL Shareholder chooses demerger relief or if the AGL Shares were acquired, or are treated as having been acquired, before 20 September 1985. A further explanation of the Australian tax implications of the Capital Reduction for Australian resident AGL Shareholders who hold their AGL Shares on capital account for tax purposes is set out in Section 11.

(b) Demerger Scheme

Under the Demerger Scheme, AGL Energy will be separated from AGL. If the Demerger Scheme becomes effective, then:

- on 3 April 2006, AGL Energy will be listed on the official list of ASX and AGL Infrastructure Shares will trade on ASX ex-entitlement to AGL Energy Shares;
- on the Demerger Date, AGL will undertake the Capital Reduction and AGL will apply the entitlement of each Participating Shareholder to the Capital Reduction Amount as consideration for each Participating Shareholder's acquisition of the AGL Energy Shares to which the Participating Shareholder is entitled under the Demerger Scheme. Each Participating Shareholder will receive one AGL Energy Share for each AGL Share held on the Record Date;
- AGL will, in the case of each Ineligible Overseas Shareholder, transfer the AGL Energy Shares to which the Ineligible Overseas Shareholder would otherwise have been entitled to the Nominee to be sold as soon as reasonably practicable (and in any event no later than 20 Business Days) after the Demerger Date, with the average net proceeds of sale (after deduction of any applicable brokerage, duties or other charges) being remitted to each Ineligible Overseas Shareholder within 30 Business Days after the Demerger Date. Further details regarding Ineligible Overseas Shareholders are set out in Section 10.7; and
- on or shortly after the Demerger Date, the AGL Energy Board and the AGL Infrastructure Board will be reconstituted in the manner described in Sections 4.3 and 6.3 respectively.

The Demerger Scheme is set out in Section 13.

(c) Name Change Resolution

AGL has proposed the Name Change Resolution to permit AGL to change its name to AGL Infrastructure Limited with effect from the Effective Date.

The Name Change Resolution is conditional on AGL Shareholders approving the Demerger Scheme and on the Demerger Scheme becoming effective. This means that AGL's name will not change unless the Demerger Scheme and the Capital Reduction are approved by AGL Shareholders and a copy of the Court order approving the Demerger Scheme is lodged with ASIC.

10.3 Demerger Procedures – Meetings and Court hearings

For the Demerger to proceed, all of the resolutions to be considered at the General Meeting and Scheme Meeting must be approved by the majorities referred to below.

(a) General Meeting

The General Meeting will be held on 27 March 2006 at City Recital Hall, Angel Place, Sydney commencing at 10:00am. The notice convening the General Meeting is set out in Section 15. At the General Meeting, AGL Shareholders will be asked to approve two resolutions:

- the Capital Reduction Resolution, which must be approved by a simple majority of the votes cast (in person or by proxy) on the resolution; and
- the Name Change Resolution, which must be approved by a special majority, being at least 75% of the votes cast (in person or by proxy) on the resolution.

Voting at the General Meeting will be by poll.

(b) Scheme Meeting

In accordance with an order of the Court dated 10 February 2006, AGL Shareholders will be asked to approve the Demerger Scheme at the Scheme Meeting to be held on 27 March 2006 at City Recital Hall, Angel Place, Sydney commencing at 10:30am (or as soon thereafter as the General Meeting has been adjourned or concluded). The notice convening the Scheme Meeting is set out in Section 15.

At the Scheme Meeting, AGL Shareholders will be asked to pass a resolution approving the Demerger Scheme.

For the Demerger to proceed, the Demerger Scheme must be approved by a majority in number of the AGL Shareholders voting (whether in person or by proxy) at the Scheme Meeting, who must together hold at least 75% of the votes cast on the resolution.

Voting at the Scheme Meeting will be by poll.

(c) Conditions precedent to implementation of the Demerger

The Demerger Scheme will become binding on AGL and AGL Shareholders only if the following conditions are satisfied (or, in some cases, waived by AGL):

(i) **Directors' recommendation:** between the date of this Booklet and the Scheme Meeting, a majority of the AGL Directors do not change or withdraw their recommendation to AGL Shareholders to vote in favour of the Demerger Scheme;

(ii) **Capital Reduction Resolution:** AGL Shareholders pass the Capital Reduction Resolution at the General Meeting, by the majority set out in Section 10.3(a);

(iii) **Name Change Resolution:** AGL Shareholders pass the Name Change Resolution at the General Meeting, by the majority set out in Section 10.3(a);

(iv) **ASIC approval of change of type and change of name:** ASIC alters the details of AGL Energy's registration under section 164 of the Corporations Act to reflect the company's change in type from a proprietary company to a public company and under section 157(3) of the Corporations Act to reflect the company's change of name from "AGL Gas Developments Pty Limited" to "AGL Energy Limited";

(v) **Demerger Scheme:** AGL Shareholders approve the Demerger Scheme at the Scheme Meeting, by the majority set out in Section 10.3(b);

(vi) **Court approval:** the Court approves the Demerger Scheme in accordance with section 411(4)(b) of the Corporations Act and an office copy of the order of the Court is lodged with ASIC;

(vii) **ASX approval and quotation:** ASX approves the admission of AGL Energy to the official list of ASX and grants permission for official quotation of the AGL Energy Shares on ASX, subject only to the Demerger Scheme becoming effective and such other conditions (including the provision of information required by ASX and other customary pre-quotation conditions) as are acceptable to AGL and AGL Energy;

(viii) **No restraints:** no temporary restraining order, preliminary or permanent injunction or other order is issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the Demerger is in effect at 9:00am on the Second Court Date;

(ix) **No Material Adverse Change:** no Material Adverse Change (as defined in the Demerger Scheme) has occurred and still exists in relation to either AGL or AGL Energy at 9:00am on the Second Court Date;

(x) **Refinancing:** the financing arrangements of AGL Energy, AGL Infrastructure and their respective subsidiaries (described in Sections 5.5(a) and 7.5(c)) have been entered into and not withdrawn before 9:00am on the Second Court Date;

(xi) **Regulatory approvals:** all approvals, consents, waivers and other acts as are necessary or, in the opinion of AGL, desirable to implement the Demerger have been obtained from relevant regulatory authorities on or before 9:00am on the Second Court Date either unconditionally or on conditions reasonably satisfactory to AGL and AGL Energy; and

(xii) **Third party consents:** by 9:00am on the Second Court Date, every person who has or will have a Material Contractual Right (as defined in the Demerger Scheme) provides to the applicable AGL company their written consent to the change in control or other event giving rise to such right or rights and an enforceable, irrevocable and unconditional waiver or release in writing of such right or rights (as applicable).

The conditions are for the benefit of AGL. Only conditions (i), (iii), (ix), (x), (xi) and (xii) may be waived by AGL. AGL will provide a certificate to the Court at the Second Court Hearing confirming whether the conditions (other than condition (vi)) have been satisfied or waived.

If the Effective Date does not occur on or before 30 June 2006 (or such later date as AGL determines), the Demerger Scheme will lapse and the Demerger will not be implemented.

10.4 Determination of entitlements

For the purpose of determining which AGL Shareholders are eligible to participate in the Capital Reduction and to receive AGL Energy Shares under the Demerger Scheme, dealings in AGL Shares will be recognised only if:

- in the case of dealings of the type to be effected using CHESS, the transferee is registered in the AGL Share Register as the holder of the relevant AGL Shares on or before the Record Date; and
- in all other cases, registrable transfer or transmission applications in respect of those dealings are received by the AGL Share Registry on or before the Record Date.

For the purposes of determining entitlements under the Demerger Scheme, AGL will not accept for registration or recognise any transfer or transmission application in respect of AGL Shares received after the Record Date. AGL will use the AGL Share Register in the manner described above to determine the entitlements of AGL Shareholders under the Demerger Scheme.

10.5 Effect of Demerger Scheme

(a) General

If the Demerger is implemented, AGL Shareholders will be credited with a capital return of $3.00 for each AGL Share they are registered in the AGL Share Register as holding on the Record Date.

Under the Demerger Scheme, this entitlement will be automatically applied by AGL as consideration for the acquisition of AGL Energy Shares in accordance with the Demerger Scheme and AGL will transfer one AGL Energy Share for each AGL Share held by each AGL Shareholder on the Record Date. AGL's obligation to transfer the AGL Energy Shares under the Demerger Scheme will be discharged by AGL:

- transferring the AGL Energy Shares as described above to all Participating Shareholders or, in the case of Ineligible Overseas Shareholders, to the Nominee (as further described in Section 10.7); and
- procuring the entry in the AGL Energy Share Register of the names of the Participating Shareholders in respect of the AGL Energy Shares transferred to them by AGL in accordance with the Demerger Scheme or, in the case of Ineligible Overseas Shareholders, the name of the Nominee in respect of the AGL Energy Shares that would otherwise have been transferred to the Ineligible Overseas Shareholders.

On the Business Day following the Demerger Date, AGL Energy must send or procure the dispatch to each Participating Shareholder by prepaid post to the person's address as shown in the AGL Share Register on the Record Date, of transaction confirmation statements for the AGL Energy Shares transferred to them under the Demerger Scheme. In the case of Participating Shareholders that are joint holders of AGL Shares, transaction confirmation statements for AGL Energy Shares will be sent to the address of the Participating Shareholder whose name appears first in the AGL Share Register.

For more information on the operation of the Demerger Scheme in relation to the Ineligible Overseas Shareholders, see Section 10.7.

(b) Notional demerger dividend

If, and to the extent that, the fair value of AGL Energy exceeds its book value immediately before the Economic Separation Date, AGL will notionally credit the excess amount to AGL Shareholders as a dividend for accounting purposes.

The notional dividend will not be paid in cash to AGL Shareholders and will not be taxable to AGL Shareholders.

(c) AGL share and incentive plans

Details of the effect of the Demerger Scheme on participants in AGL's current share and incentive plans are set out in Section 9.

(d) Creditors

The AGL Directors consider that the Capital Reduction will not materially prejudice AGL's ability to pay its creditors. A report of the Independent Expert, Grant Samuel, is included in Attachment B. Grant Samuel has concluded that existing AGL creditors will not be materially prejudiced by the Capital Reduction.

10.6 Timetable for implementing the Demerger

An indicative timetable setting out the important dates for the Demerger Proposal is listed in the front of this Booklet. Timing of the events referred to below could change for a number of reasons, including delay in obtaining AGL Shareholder or Court approval.

In summary, if the Demerger Scheme, the Capital Reduction, and the Name Change Resolution are approved and all other conditions of the Demerger Scheme are satisfied (or, in some cases, waived by AGL):

- the Court will be asked to approve the Demerger Scheme pursuant to section 411(4)(b) of the Corporations Act at a hearing to be held shortly after the Scheme Meeting. It is expected that this hearing will be held on or about 30 March 2006;
- if the Court approves the Demerger Scheme, the Effective Date will be the date the Court order approving the Demerger Scheme takes effect. Ordinarily this would be the date on which the order is lodged with ASIC. It is expected that this will occur on or about 31 March 2006 (being the Business Day immediately after the Court order is expected to be made);
- AGL will notify ASX when the Demerger Scheme becomes effective;
- at the opening of trading on ASX on the first Business Day following the Effective Date (expected to be 3 April 2006), AGL Shares will cease trading on ASX with an entitlement to AGL Energy Shares (that is, purchasers of AGL Shares prior to that date will be entitled to receive AGL Energy Shares under the Demerger Scheme, provided they remain on the AGL Share Register on the Record Date); and
- on the Demerger Date, AGL will undertake the Capital Reduction in the manner described in Section 10.2(a). AGL will apply the entitlement of AGL Shareholders to the Capital Reduction Amount as consideration for the transfer by AGL to Participating Shareholders (or, in the case of Ineligible Overseas Shareholders, to the Nominee) of the number of AGL Energy Shares to which that AGL Shareholder is entitled under the Demerger Scheme. AGL Energy will enter the names of each new AGL Energy Shareholder on the AGL Energy Share Register.

AGL Energy Shares will initially trade on ASX on a deferred settlement basis. This is expected to be from on or about 3 April 2006. Normal trading of AGL Energy Shares is expected to commence on 19 April 2006.

Transaction confirmation statements will be issued to all AGL Energy Shareholders on the Business Day following the Demerger Date. These holding statements will be sent to the AGL Energy Shareholders at the address shown on the AGL Share Register.

If the Effective Date does not occur on or before 30 June 2006 (or such later date as AGL determines), the Demerger Scheme will lapse and the Demerger will not proceed.

10.7 Participating Shareholders and Ineligible Overseas Shareholders

AGL Shareholders whose address as shown in the AGL Share Register on the Record Date is in Australia and its external territories, Hong Kong, Japan, New Zealand, Singapore, the United Kingdom or the United States of America will be Participating Shareholders.

AGL Shareholders whose address as shown in the AGL Share Register on the Record Date is in a place outside the places referred to above have been classified as Ineligible Overseas Shareholders because the issue of AGL Energy Shares to them may be prohibited by the laws of the jurisdictions in which they reside or may require compliance with conditions or legal requirements which AGL regards as onerous.

Ineligible Overseas Shareholders will be entitled to participate in the Capital Reduction on the same basis as all AGL Shareholders. However, Ineligible Overseas Shareholders will not receive AGL Energy Shares. Instead, AGL will transfer to the Nominee the AGL Energy Shares to which each Ineligible Overseas Shareholder would otherwise have been entitled.

The Nominee will sell those AGL Energy Shares on behalf of the Ineligible Overseas Shareholders as soon as reasonably practical (and in any event by no later than 20 Business Days after the Demerger Date). The Nominee will then pay to each Ineligible Overseas Shareholder the average net proceeds of sale of the AGL Energy Shares to which the Ineligible Overseas Shareholder would otherwise have been entitled (after deduction of any applicable brokerage, duties or other charges). The net proceeds of sale will be paid to the Ineligible Overseas Shareholders within 30 Business Days after the Demerger Date by cheque in Australian currency drawn on an Australian bank. Full details of this process are contained in clause 3.6 of the Demerger Scheme (which is set out in Section 13).

10.8 Demerger Agreements

Members of the AGL Group have entered into or will enter into a number of agreements to give effect to the Demerger. Three of the key agreements, namely the Demerger Implementation Deed, the Demerger Deed and the Environmental Deed, are summarised below. The other material agreements to effect the Demerger are summarised in Section 12.8.

(a) Demerger Implementation Deed

The Demerger Implementation Deed has been entered into by AGL and AGL Energy and sets out the steps required to be taken by each of AGL and AGL Energy to implement the internal restructuring of AGL's energy business and other transactions referred to in Section 10.1 including without limitation the consolidation of all AGL Group intercompany debt into a single loan owing from AGL Energy to AGL and the

capitalisation and repayment of that debt, to carry into effect the Capital Reduction, the Demerger Scheme and other steps necessary to give effect to the Demerger on the Demerger Date. The Demerger Implementation Deed can be terminated by either AGL or AGL Energy if the Demerger Date has not occurred by 30 June 2006 or such later date as AGL determines.

(i) Obligations of AGL

Under the Demerger Implementation Deed, AGL agrees that it will take certain steps necessary to implement the Demerger including:

- executing (and, where relevant, procuring that each AGL company executes) the Demerger Deed and the other transaction documents necessary to give effect to internal restructure and other transactions referred to in Section 10.1 and the other documents referred to in this Section 10.8;
- applying to the Court for orders convening the Scheme Meeting;
- if the Court makes orders convening the Scheme Meeting, convening the General Meeting for the purposes of the Capital Reduction Resolution and Name Change Resolution to be held on the same day as the Scheme Meeting;
- completing the Internal Restructure Agreements;
- applying to the Court for an order approving the Demerger Scheme;
- lodging office copies of the Court order approving the Demerger Scheme with ASIC and ASX on the Effective Date;
- applying to ASX for admission of AGL Energy to the ASX official list and for official quotation of all AGL Energy Shares on ASX;
- using its best endeavours to ensure that ASX grants approval for the admission of the AGL Energy Shares to the ASX official list and official quotation of all the AGL Energy Shares on ASX;
- applying to ASX for a new trading quotation code for AGL Infrastructure;
- on the Demerger Date, reducing the capital of each AGL Share in accordance with the Capital Reduction Resolution and applying these funds as consideration for the transfer of the AGL Energy Shares to Participating Shareholders and the Nominee, as the case may be, in the manner required under the Demerger Scheme; and
- procuring the sale by the Nominee of the AGL Energy Shares to which Ineligible Overseas Shareholders would otherwise be entitled under the Demerger Scheme.

(ii) Obligations of AGL Energy

Under the Demerger Implementation Deed, AGL Energy agrees to take the steps necessary to implement the Demerger, including:

- executing (and, where relevant, procuring that each AGL Energy company executes) the Demerger Deed, the other transaction documents necessary to give effect to the internal restructure and other transactions referred to in Section 10.1 and the other documents referred to in this Section 10.8;
- using its best endeavours to satisfy any requirements ASX imposes on AGL Energy and to work with AGL in preparing and lodging the application to ASX for the admission of AGL Energy to the ASX official list and for official quotation of all AGL Energy Shares on ASX;
- using its best endeavours to ensure that ASX grants approval to the application for AGL Energy's admission to the ASX official list and for official quotation of all AGL Energy Shares on ASX;
- completing the Internal Restructure Agreements; and
- issuing transaction confirmation statements to AGL Energy Shareholders.

(b) Demerger Deed

The Demerger Deed will be entered into by AGL and AGL Energy prior to the Second Court Hearing and will deal with transitional, commercial and legal issues arising in connection with the legal and economic separation of AGL Energy from AGL and the ongoing relationship between AGL Energy and AGL Infrastructure following the implementation of the Demerger. The key terms that will be included in the Demerger Deed are summarised below.

(i) Fundamental Demerger principle

The fundamental Demerger principle of the separation of AGL Energy from AGL is that, following the Demerger, as between AGL Energy on the one hand and AGL Infrastructure on the other:

- AGL Energy will have:
  - the entire economic and commercial benefit (including all profits) of AGL's energy business on and from the Economic Separation Date;
  - the entire economic and commercial risk (and liabilities) of AGL's energy business as if AGL Energy had owned and operated AGL's energy business at all relevant times;
  - none of the economic or commercial benefit of AGL's infrastructure business on and from the Economic Separation Date; and

  - none of the economic or commercial risk or liabilities of AGL's infrastructure business whenever arising; and
- AGL Infrastructure will have:
  - the entire economic and commercial benefit (including all profits) of AGL's infrastructure business on and from the Economic Separation Date;
  - the entire economic and commercial risk (and liabilities) of AGL's infrastructure business as if AGL Infrastructure had owned and operated AGL's infrastructure business at all relevant times;
  - none of the economic or commercial benefit of AGL's energy business on and from the Economic Separation Date; and
  - none of the economic or commercial risk or liabilities of AGL's energy business whenever arising.

As a general principle the economic and commercial risk and benefit of, and liabilities that relate to, businesses or assets that AGL has ceased to conduct or disposed of prior to the Demerger Date will be shared equally by AGL Energy and AGL Infrastructure.

(ii) No claims against the other

Consistent with the fundamental Demerger principle, AGL Energy and AGL Infrastructure acknowledge that once the Demerger is complete, AGL Energy will not have any rights against AGL Infrastructure, and AGL Infrastructure will not have any rights against AGL Energy, except in specified circumstances.

Neither AGL Energy nor AGL Infrastructure will have any right to make a claim for liability or loss arising directly or indirectly in relation to the Demerger (including the restructure of AGL described in Section 10.1) or AGL's energy business (in the case of AGL Energy) or AGL's infrastructure business (in the case of AGL Infrastructure) unless expressly permitted by the Demerger Deed, the other transaction documents entered into to implement the Demerger (including the agreements summarised in Section 12.8(b)), or any other agreement between AGL Energy and AGL Infrastructure in existence at, or entered into, after the Demerger Date.

A ten year time limit applies to all claims which may be made under the Demerger Deed.

(iii) Liability for Booklet

Any liability which arises from claims by a third party against AGL Energy or AGL Infrastructure that this Booklet (or other material published or distributed in connection with the Demerger including the information memorandum to be issued by AGL Energy in connection with its application to be admitted to the official list of ASX) fails to comply with legal requirements will be shared equally by AGL Energy and AGL Infrastructure.

(iv) Post-Demerger transfers

The Demerger Deed sets out agreed mechanisms for the future transfer between AGL Energy and AGL Infrastructure of, or other access to, any asset, contract, licence or intellectual property rights and any related liability which either of them owns or holds after the Demerger Date but which formed part of or was primarily used in the conduct of:

- AGL's energy business (in the case of AGL Energy); or
- AGL's infrastructure business (in the case of AGL Infrastructure),

but which was not transferred as part of the internal restructuring to AGL Energy or AGL Infrastructure, as the case may be, or the owning or holding of which is inconsistent with the fundamental Demerger principle outlined above.

(v) Litigation management

AGL Energy and AGL Infrastructure will assist each other in relation to the management of current and new litigation matters. AGL Energy indemnifies AGL Infrastructure in respect of liability or loss suffered by AGL Infrastructure in connection with a claim arising from such matters where that liability relates to AGL's energy business. AGL Infrastructure indemnifies AGL Energy in respect of a liability or loss suffered by AGL Energy in connection with a claim arising from such matters where that liability relates to AGL's infrastructure business.

(vi) Employees and superannuation

From the Demerger Date:

- AGL Energy will be responsible for and will indemnify AGL Infrastructure against liability or loss that relates to any aspect of the employment of any AGL Energy employee; and
- AGL Infrastructure will be responsible for and will indemnify AGL Energy against liability or loss that relates to any aspect of the employment of any AGL Infrastructure employee.

AGL currently has employees in three superannuation funds, the Electricity Industry Superannuation Scheme, Equipsuper and Russell SuperSolution Master Trust. Consistent with the fundamental Demerger principle, the financial responsibility for the provision of superannuation to AGL employees, including any accrued liability, will be allocated to AGL Energy and AGL Infrastructure in a manner consistent with the allocation of the employees to the two groups.

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(vii) Insurance

From the Demerger Date, AGL Energy is to maintain insurance in respect of its energy business, covering such risks and for such amounts as is usual business practice in a similar business. However, AGL Infrastructure will use its reasonable endeavours to ensure that AGL Energy has access to benefits attaching to AGL Infrastructure insurance policies in respect of claims arising before the Demerger Date or matters or claims in respect of which premiums have been or will be paid by AGL Energy.

(viii) Access to records

Under the Demerger Deed both AGL Infrastructure and AGL Energy will have the right to hold, have copies of or access to all records that are connected with or relevant to its business.

(ix) Financial and tax assistance

AGL Energy and AGL Infrastructure will assist each other in relation to the preparation of financial statements for the financial period during which the Demerger Date occurs and any uncompleted financial statements for any earlier relevant financial periods.

AGL Energy and AGL Infrastructure will also assist each other to prepare their respective tax returns and in the event of any tax audit by a relevant authority.

(x) Indemnities

AGL Energy and AGL Infrastructure each gives certain indemnities to the other, including tax indemnities, to ensure that the intended economic effect of the Demerger is achieved.

(xi) Confidentiality

AGL Energy and AGL Infrastructure must not use the other's confidential information for any purposes other than purposes permitted by the Demerger Deed or other agreements between them, must store the other's confidential information securely and must not allow any person access to the other's confidential information except to the extent that the disclosure is strictly necessary and is permitted under the Demerger Deed.

(xii) Demerger and other costs

If the demerger transaction costs exceed the amount specified in Section 2.3(a), the excess will be shared equally by AGL Energy and AGL Infrastructure. Similarly, AGL Energy and AGL Infrastructure will share equally liabilities (if any) associated with certain agreed items.

(c) Environmental Deed

Prior to the Second Court Date, AGL and AGL Energy will enter into an Environmental Deed which addresses past and future environmental liabilities arising out of the operation of the businesses and properties or assets of AGL and the separate groups after the Demerger Date. Under the Environmental Deed, AGL Energy and AGL Infrastructure will be equally responsible for and will share the cost of any environmental liability which exists as at the Demerger Date in relation to AGL Energy, AGL Infrastructure or any of their respective businesses, properties or assets (regardless of whether that liability was known or unknown as at the Demerger Date). The Environmental Deed will include provisions which regulate the conduct and management of any such environmental liabilities.

Environmental liabilities which arise after the Demerger Date will be the responsibility of the group in respect of whose business, properties or assets the environmental liabilities arises. In other words, AGL Energy will have the sole responsibility for meeting the cost of any environmental liability which arises after the Demerger Date in relation to the operation of its businesses, properties or assets and AGL Infrastructure will have the sole responsibility for meeting the cost of any environmental liability which arises after the Demerger Date in relation to the operation of its businesses, properties or assets. AGL Energy will indemnify AGL Infrastructure in respect of all future environmental liabilities arising in respect of AGL Energy's businesses, properties or assets and AGL Infrastructure will indemnify AGL Energy in respect of all future environmental liabilities arising in respect of AGL Infrastructure's businesses, properties or assets. The indemnities will be a mirror image of each other.

10.9 Continuing arrangements between AGL Energy and AGL Infrastructure

Following the Demerger, AGL Energy and AGL Infrastructure will have ongoing commercial dealings and arrangements in areas such as gas and electricity transportation and in relation to wind farms. Section 12.8(c) sets out the key terms of the major agreements between AGL Energy and AGL Infrastructure which are relevant to these arrangements.

11. Taxation Implications

8 February 2006

Greenwoods & Freehills

The Directors
The Australian Gas Light Company
72 Christie Street
St Leonards NSW 2065

Doc no Greenwoods\003734672

Dear Sirs

AGL Demerger
Taxation Treatment of Participating Shareholders

We have been instructed by the Australian Gas Light Company ("AGL") to prepare a taxation summary for inclusion in this Booklet in relation to the Demerger Scheme.

The analysis in this letter is based upon the information contained in this Booklet and represents our opinion of how the Australian income tax and goods and services tax ("GST") laws will apply in those circumstances. Capitalised terms not otherwise defined in this letter have the meaning given to them in this Booklet.

This letter contains general comments on the major Australian income tax consequences for Participating Shareholders who hold their AGL Shares on capital account for Australian income tax purposes. This letter does not address the position of Participating Shareholders who are non-residents for Australian income tax purposes (which will likely be the position of Ineligible Overseas Holders) or who hold their AGL Shares on revenue account or as trading stock. Also, this letter does not address the position of Participating Shareholders whose AGL Shares are subject to the employee share acquisition scheme tax rules.

As the income tax consequences of the Demerger will depend on the precise personal circumstances of each Participating Shareholder, Participating Shareholders should seek independent advice that is referable to their particular circumstances.

The analysis in this letter is based on Australian income tax and GST law in force, and the practice of the Australian Taxation Office (**"ATO"**) applicable, as at the date of this letter.

Unless otherwise indicated, references to legislative provisions are to the Income Tax Assessment Act 1936 or the Income Tax Assessment Act 1997 (each **"the Act"**), as applicable.

1 ATO Class Ruling

The ATO has issued a class ruling (CR 2006/5) confirming the Australian income tax consequences of the Demerger. This class ruling is available on the ATO website (www.ato.gov.au).

2 Overview of the Demerger Scheme

Under the Demerger, each Participating Shareholder will receive one AGL Energy Share for each AGL Share that they hold.

More specifically, under the Demerger, AGL will undertake a capital reduction of $3.00 per AGL Share which will automatically be applied by AGL on behalf of Participating Shareholders to acquire one AGL Energy Share per AGL Share.

MLC Centre Martin Place Sydney NSW 2000 Australia
GPO Box 4982 Sydney NSW 2001 Australia
Telephone +61 2 9225 5955 Facsimile +61 2 9221 6516
www.gf.com.au
Offices in SYDNEY MELBOURNE
Greenwoods & Freehills Pty Limited ABN 60 003 146

3 Australian income tax consequences of the Demerger -Summary

The Australian income tax consequences of the Demerger can be summarised as follows:

(a) No tax on deemed dividend

Participating Shareholders should not be subject to Australian income tax on any deemed dividend that may be treated for tax purposes as arising when Participating Shareholders acquire AGL Energy Shares.

(b) No capital gain if either choose CGT demerger relief or pre-CGT AGL Shares

The capital reduction will be a capital gains tax (**"CGT"**) event for Participating Shareholders. In the absence of CGT demerger relief, the CGT event would give rise to a taxable capital gain for a Participating Shareholder if the cost base in the AGL Shares is less than the amount of the capital reduction (ie $3.00 per AGL Share). However, a capital gain made by a Participating Shareholder will be disregarded if the Participating Shareholder chooses CGT demerger relief or if the AGL Shares were acquired, or are treated as having been acquired, before 20 September 1985 (called "**pre-CGT shares**" in this letter).

(c) Cost base of AGL Shares and AGL Energy Shares

Participating Shareholders whose AGL Shares are not pre-CGT shares will have the cost base (or reduced cost base) of their AGL Shares just before the Demerger spread across both their AGL Shares and the AGL Energy Shares they acquire under the Demerger.

Participating Shareholders with pre-CGT AGL Shares who do not choose CGT demerger relief should obtain taxation advice that is specific to their circumstances.

(d) Acquisition date for AGL Energy Shares

Participating Shareholders who choose CGT demerger relief will be treated, for the purposes of the CGT discount concession, as having acquired their AGL Energy Shares at the time that they acquired their existing AGL Shares.

Participating Shareholders whose AGL Shares are pre-CGT shares and who choose CGT demerger relief, will have a corresponding proportion of the AGL Energy Shares that they acquire under the Demerger treated as pre-CGT shares.

The ATO has confirmed in the class ruling (CR 2006/5) that Participating Shareholders who do not choose CGT demerger relief will be treated as having acquired their AGL Energy Shares at the time that they acquired their existing AGL Shares.

These income tax consequences are discussed in more detail below.

4 No tax on deemed demerger dividend

The amount by which the market value of AGL Energy Shares on the Demerger Date exceeds the amount debited to AGL's share capital account under the capital reduction may be treated as a dividend for income tax purposes (refer ATO Taxation Ruling TR 2003/8).

In our view, any such deemed dividend will be treated as a "demerger dividend" and will not be assessable to Participating Shareholders. The ATO has confirmed this treatment in the class ruling (CR 2006/5).

5 CGT consequences for Participating Shareholders who choose CGT demerger relief

The CGT consequences for Participating Shareholders who choose CGT demerger relief are set out below.

5.1 No capital gain

The capital reduction under the Demerger will be a CGT event for Participating Shareholders in relation to each AGL share that they own. In the absence of CGT demerger relief, Participating Shareholders whose AGL Shares are not pre-CGT shares would realise a capital gain to the extent that the cost base of such AGL Shares is less than the amount of the capital reduction (ie, $3.00 per AGL Share).

However, in our view, in the circumstances of the Demerger, the requirements for CGT demerger relief will be satisfied. Accordingly, a capital gain arising to a Participating Shareholder from the capital reduction under the Demerger will be disregarded if the Participating Shareholder chooses CGT demerger relief. The way Participating Shareholders prepare their tax returns is sufficient evidence of their choosing CGT demerger relief.

MLC Centre Martin Place Sydney NSW 2000 Australia
GPO Box 4982 Sydney NSW 2001 Australia
Telephone +61 2 9225 5955 Facsimile +61 2 9221 6516
www.gf.com.au
Offices in SYDNEY MELBOURNE
Greenwoods & Freehills Pty Limited ABN 60 003 146

5.2 Cost base spreading

The amount that was the Participating Shareholders' cost base (or reduced cost base) of their AGL Shares before the Demerger will be spread across their AGL Shares and the AGL Energy Shares that they acquire under the Demerger. This spreading must be based on the relative market values of those shares just after the Demerger, or an anticipated reasonable approximation of those market values.

As a guide, Participating Shareholders may wish to use the volume weighted average price of AGL Energy Shares and AGL Infrastructure Shares sold on the ASX over the first ten trading days commencing on the first day on which both AGL Energy Shares and AGL Infrastructure Shares trade on the ASX. To assist Participating Shareholders to do this, it is anticipated that the ATO will approve a cost base calculator software programme which should be made available on the ATO website (www.ato.gov.au).

5.3 Acquisition date for AGL Energy Shares

Participating Shareholders who choose CGT demerger relief will be taken to have acquired their AGL Energy Shares at the time that they acquired their AGL Shares. This is relevant for the purposes of determining whether they are eligible for the CGT discount concession (broadly, a discount of 50% for individuals and trustees and 33 1/3% for complying superannuation entities where the shares have been held for at least 12 months) on a subsequent disposal of those AGL Energy Shares.

Also, a Participating Shareholder, some or all of whose AGL Shares are pre-CGT shares and who chooses CGT demerger relief will be taken to have a corresponding number of AGL Energy Shares that are pre-CGT shares. This will be relevant in determining the CGT consequences of a subsequent disposal of those AGL Energy Shares.

For example, if a Participating Shareholder owns 100 AGL Shares just before the Demerger, 60 of which are pre-CGT shares, and the Participating Shareholder acquires 100 AGL Energy Shares under the Demerger, then, if the Participating Shareholder chooses to obtain CGT demerger relief for all of their AGL Shares, 60 of the AGL Energy Shares will be pre-CGT shares and not generally subject to CGT on eventual disposal.

There is no change to the date that these Participating Shareholders are treated as having acquired their existing AGL Shares (which become AGL Infrastructure Shares on the Demerger).

5.4 Example

A Participating Shareholder who is an individual bought an AGL share in 1993 which has a cost base of $2.50 just before the Demerger (ie, after taking into account the effect of previous capital distributions on the cost base of the AGL Share). The Participating Shareholder chooses CGT demerger relief and so the following consequences would arise.

- the $0.50 capital gain (ie, $3.00 - $2.50) will be disregarded;
- the $2.50 cost base will be spread over both that AGL Share (which becomes an AGL Infrastructure Share on the Demerger) and the AGL Energy Share which the Participating Shareholder receives under the Demerger; and
- the Participating Shareholder should be treated as having acquired both the AGL Share (which becomes an AGL Infrastructure Share on the Demerger) and the AGL Energy Share the Participating Shareholder receives under the Demerger at the time of acquisition of their original AGL Share (ie 1993). Therefore, any capital gain arising on sale of the share in either AGL Energy or AGL Infrastructure should be immediately eligible for the 50% discount CGT concession (see section 5.3 above).

6 CGT consequences for Participating Shareholders who do not choose CGT demerger relief

The CGT consequences for Participating Shareholders who do not choose CGT demerger relief are set out below.

6.1 Capital gain may arise

The capital reduction under the Demerger will give rise to a "CGT event" to Participating Shareholders for each AGL Share they own. Participating Shareholders whose AGL Shares are not pre-CGT shares and who do not choose CGT demerger relief will realise a capital gain in respect of each AGL Share to the extent that the cost base of those AGL Shares is less than the amount of the capital reduction per AGL Share (ie, $3.00). Any such capital gain may be eligible for the CGT discount concession (see section 5.3 above).

MLC Centre Martin Place Sydney NSW 2000 Australia
GPO Box 4982 Sydney NSW 2001 Australia
Telephone +61 2 9225 5955 Facsimile +61 2 9221 6516
www.gf.com.au
Offices in SYDNEY MELBOURNE
Greenwoods & Freehills Pty Limited ABN 60 003 146

6.2 Cost base spreading

Participating Shareholders who do not choose CGT demerger relief will need to spread the amount that was the cost base (or reduced cost base) of their AGL Shares before the Demerger across their AGL Shares and the AGL Energy Shares that they acquire under the Demerger in the same way as Participating Shareholders who choose CGT demerger relief (see section 5.2 above).

It would generally be expected that Participating Shareholders, some or all of whose AGL Shares are pre-CGT shares, would choose CGT demerger relief – and it is recommended that such Participating Shareholders who do not intend to choose CGT demerger relief obtain taxation advice that is specific to their circumstances.

6.3 Acquisition date for AGL Energy Shares

The ATO has confirmed in the class ruling (CR 2006/5) that Participating Shareholders who do not choose CGT demerger relief would be treated for the purposes of the CGT discount concession as having acquired all of their AGL Energy Shares when they acquired their existing AGL shares. There is no change to the date that these Participating Shareholders are treated as having acquired their existing AGL Shares (which become AGL Infrastructure Shares on the Demerger).

6.4 Example

The Participating Shareholder in the example in section 5.4 does not choose CGT demerger relief, and so the following consequences would arise:

- the Participating Shareholder will realise a $0.50 capital gain (ie, $3.00 - $2.50). This capital gain should be eligible for the CGT discount concession;
- the $2.50 cost base will be spread over both that AGL Share (which becomes an AGL Infrastructure Share on the Demerger) and the AGL Energy Share the Participating Shareholder receives under the Demerger; and
- the Participating Shareholder should be treated as having acquired both the AGL Share (which becomes an AGL Infrastructure Share on the Demerger) and the AGL Energy Share the Participating Shareholder receives under the Demerger at the time they acquired their original AGL Share (ie 1993). Therefore, any capital gain arising on sale of the share in either AGL Energy or AGL Infrastructure should be immediately eligible for the 50% discount CGT concession (see section 5.3 above).

7. Goods and Services Tax

Participating Shareholders should not be liable to GST on the capital reduction or the receipt of the AGL Energy Shares.

Yours faithfully
GREENWOODS & FREEHILLS PTY LIMITED

per:

Richard Hendriks
Director

MLC Centre Martin Place Sydney NSW 2000 Australia
GPO Box 4982 Sydney NSW 2001 Australia
Telephone +61 2 9225 5955 Facsimile +61 2 9221 6516
www.gf.com.au
Offices in SYDNEY MELBOURNE
Greenwoods & Freehills Pty Limited ABN 60 003 146

12. Additional Statutory Information

12.1 AGL Directors

The AGL Directors at the date of lodgement of this Booklet for registration by ASIC are listed below:

Name	Position
Mr Mark Johnson	Chairman
Mr Charles Allen AO	Non-Executive Director
Sir Ronald Brierley	Non-Executive Director
Mr David Craig	Non-Executive Director
Ms Carolyn Hewson	Non-Executive Director
Mr Greg Martin	Managing Director
Mr Max Ould	Non-Executive Director
Mr Graham Reaney	Non-Executive Director

12.2 Marketable securities held by or on behalf of AGL Directors

Other than as set out below, no marketable securities of AGL are held by or on behalf of AGL Directors as at the time of lodgement of this Booklet for registration by ASIC:

AGL Director	AGL Shares held by or on behalf of the AGL Director
Mr Mark Johnson	195,191
Mr Charles Allen AO	68,561
Sir Ronald Brierley	74,098
Mr David Craig	2,899
Ms Carolyn Hewson	50,533
Mr Greg Martin*	587,902
Mr Max Ould	11,333
Mr Graham Reaney	89,452

* Mr Greg Martin has also been awarded 149,381 Rights under the AGL LTIP, the terms of which are summarised in Section 9.1(c). Each Right entitles Mr Greg Martin to have transferred to him 1 AGL Share on vesting of the Right.

No marketable securities of AGL Energy are held by or on behalf of AGL Directors as at the date of this Booklet.

12.3 Payments or other benefits to AGL Directors, secretaries and executive officers

Other than as set out below or elsewhere in this Booklet, no payment or other benefit is proposed to be made or given to any director, secretary or executive officer of AGL, or of any related body corporate of AGL, as compensation for loss of, or as consideration for or in connection with his or her retirement from office as director, secretary or executive officer of AGL or of a related body corporate of AGL as a result of the Demerger.

By agreement, Greg Martin's appointment as Managing Director and Chief Executive Officer of AGL will terminate at the end of February 2006.

On termination, Mr Martin will be entitled to receive a termination payment of $1,905,000, an amount of $1,563,059 in respect of annual leave and long service leave entitlements and other amounts or benefits due on the termination of his employment in accordance with legal requirements including a pro rata payment under AGL's short term incentive plan. The maximum annual amount payable to Mr Martin under the short term incentive plan rules is 100% of his current total fixed remuneration. Mr Martin's superannuation entitlements accrued over his 25 years of employment with AGL are approximately $3.8 million.

The AGL Board has determined to exercise discretions vested in it under the AGL LTIP to vest 149,381 rights held by Mr Martin to acquire AGL Shares which were granted to Mr Martin in 2003, 2004 and 2005 with AGL Shareholder approval. Accordingly, on his retirement 149,381 AGL Shares will be transferred or issued to Mr Martin.

Upon the repayment of all outstanding loans under the AGL Management Share Plan and the AGL Share Loan Plan, the 25,500 AGL Shares and 385,500 AGL Shares acquired by or on behalf of Mr Martin under the AGL Management Share Plan and the AGL Share Loan Plan respectively between 1996 and 2001 will be freed from any restriction on transfer imposed by those Plans and will vest absolutely in Mr Martin. Mr Martin will repay his AGL Management Share Plan Loan on or prior to his retirement and will repay his AGL Share Loan Plan Loan within 12 months following his retirement.

12.4 No agreements or arrangements with AGL Directors in connection with the Demerger Proposal

Other than:

- the indemnities referred to in Section 8.3;
- the entry by certain AGL Directors into new terms of appointment with AGL Energy; and
- the arrangements set out in Section 9 in relation to existing and proposed share and incentive plans,

there are no agreements or arrangements made between an AGL Director and any other person in connection with or conditional upon the outcome of the Demerger Proposal.

12.5 Intentions of AGL Directors concerning the businesses of AGL

Other than as disclosed in this Booklet (including without limitation Section 4), it is the present intention of the AGL Board following the implementation of the Demerger Proposal:

- to continue the businesses of AGL Energy;
- not to make any major changes to the businesses of AGL Energy; and
- to continue the employment of the present employees of AGL Energy.

Other than as disclosed in this Booklet (including without limitation Section 6), it is the present intention of the AGL Board following the implementation of the Demerger Proposal:

- to continue the businesses of AGL Infrastructure;
- not to make any major changes to the businesses of AGL Infrastructure; and
- to continue the employment of the present employees of AGL Infrastructure.

AGL (and hence AGL Infrastructure) and AGL Energy have each separately undertaken to the ATO that it will not, during the 12 month period commencing on the first day AGL Energy Shares are traded on the ASX:

- seek the approval of either its shareholders or a court to effect a reduction in its share capital; or
- undertake an off market share buy back.

If the Demerger becomes effective, each of AGL Energy and AGL Infrastructure will have a separate board of directors which will be solely responsible for determining the strategic direction of AGL Energy and AGL Infrastructure respectively and may decide that it is appropriate to adopt different business strategies from those referred to in this Booklet.

12.6 Earnings for statutory reporting purposes

If the Demerger is implemented, the effective date for accounting purposes of the separation of AGL Energy and AGL Infrastructure will be the Economic Separation Date.

The consolidated financial results of AGL Energy reported for the 12 month period to 30 June 2006 will comprise:

- results for AGLEN from 1 July 2005 to 30 June 2006. The earnings (including any dividends received from its current subsidiaries) relating to the period from 1 July 2005 to the Economic Separation Date will be paid to AGL by way of dividend prior to the Demerger Date, resulting in no retained earnings being left in AGL Energy as at the Economic Separation Date. Earnings for the period from the Economic Separation Date to 30 June 2006 will be retained (before any dividends) by AGL Energy;
- results relating to the earnings of AGLEN's subsidiaries (their consolidated contribution) from the point in time at which AGLEN gains control over those subsidiaries up to the Economic Separation Date. These earnings will be paid to AGL by way of dividend prior to the Demerger Date, resulting in no consolidated retained earnings being left in AGL Energy from these subsidiaries as at the Economic Separation Date; and

- results relating to the earnings of AGLEN and its subsidiaries from the Economic Separation Date to 30 June 2006.

The consolidated financial results of AGL Infrastructure reported for the 12 month period to 30 June 2006 will comprise:

- results for AGLIF from 1 July 2005 to 30 June 2006;
- results relating to the earnings of AGLIF's subsidiaries (their consolidated contribution) from 1 July 2005 to the Economic Separation Date. This includes all earnings relating to subsidiaries that will form part of AGL Energy. These earnings will be paid up to AGL by way of dividend prior to the Demerger Date; and
- results relating to the earnings of AGL Infrastructure (including its retained subsidiaries) from the Economic Separation Date to 30 June 2006.

These results will also reflect the impact of accounting for the Demerger and will take into account the costs of the Demerger.

12.7 Material changes to the financial position of AGL

Within the knowledge of the AGL Directors and other than as disclosed in this Booklet or announced to ASX, the financial position of AGL has not materially changed since 30 June 2005, being the date of the balance sheet which was included in the 2005 Annual Report of AGL.

12.8 Contracts

(a) Categories of contracts

Material contracts or arrangements (or groups of contracts or arrangements) entered into, or to be entered into, are divided below into five categories:

- contracts and arrangements between AGL Energy and AGL Infrastructure which facilitate the Demerger (see Section 12.8(b));
- contracts and arrangements between AGL Energy and AGL Infrastructure which relate to the business activities of the groups following implementation of the Demerger (see Section 12.8(c));
- contracts and arrangements between AGL Energy and various third parties (see Section 12.8(d));
- contracts and arrangements between AGL Infrastructure and various third parties (see Section 12.8(e)); and
- current third party contracts and arrangements to be split between AGL Energy and AGL Infrastructure (see Section 12.8(f)).

(b) Contracts and arrangements between AGL Energy and AGL Infrastructure which facilitate the Demerger

AGL Energy companies and AGL Infrastructure companies have entered into or will enter into a number of new contracts to facilitate the Demerger, each of which will become effective on or before the Demerger Date.

(i) Demerger Implementation Deed

The Demerger Implementation Deed is summarised in Section 10.8(a).

(ii) Demerger Deed

The Demerger Deed is summarised in Section 10.8(b).

(iii) Environmental Deed

The Environmental Deed is summarised in Section 10.8(c).

(iv) Internal Restructure Agreements

The internal restructuring of AGL's energy business described in Section 10.1 will be effected under a series of share sale and asset transfer agreements between entities within the AGL Group.

(v) Transitional Services Agreement

Certain AGL information technology systems, applications and business processes are currently deployed in the delivery of business functions in areas such as group finance, company secretarial, human resources and property management to both AGL Energy and AGL Infrastructure. Those systems, applications and business processes comprise:

- systems, applications and business processes that are shared by both AGL Energy and AGL Infrastructure; and
- systems and applications that are deployed in the delivery of information technology services exclusively to either AGL Energy or AGL Infrastructure,

(together, **Shared Resources**).

The Shared Resources will be transferred to AGL Energy prior to the Demerger Date.

Preparation of a plan to allow AGL Infrastructure to operate independently from AGL Energy was commenced immediately following the announcement of the Demerger Proposal and the development of that plan will continue for a number of months. It is intended that the transition to the post-Demerger structure will be implemented in a phased approach, designed to minimise disruption to both AGL Energy and AGL Infrastructure.

In connection with the transition, a Transitional Services Agreement will be entered into under which it is anticipated that:

- AGL Energy will, following the implementation of the Demerger and until the transition is complete:
  - provide managed services to AGL Infrastructure on a transitional basis, encompassing some of the business functions described above and all of the information technology services delivered to the Infrastructure Business via the Shared Resources immediately prior to the Demerger Date (**Transitional Services**); and
  - continue to maintain and operate the existing Shared Resources (consistent with current maintenance arrangements and subject to a service level regime which is consistent with that currently in place across AGL);
- the Transitional Services will be of an equivalent scope and quality to those provided by AGL to AGL Infrastructure immediately prior to the Demerger Date;
- there will be terms setting out processes, management structures, confidentiality and security arrangements required to ensure ongoing compliance by both AGL Energy and AGL Infrastructure with all applicable regulatory obligations (including ring-fencing obligations); and
- AGL Energy and AGL Infrastructure will target 30 June 2007 to migrate away from the Shared Resources and to deploy stand-alone systems, applications and business processes. The Transitional Services Agreement will incorporate terms to give effect to these arrangements including key milestone performance target dates and financial incentives and penalties in relation to these dates.

The agreement will include termination provisions which are appropriate for the arrangements.

(vi) Intellectual Property Assignment and Licence Deeds

AGL and AGL Energy have or will prior to the Demerger Date enter into the following agreements in relation to intellectual property.

AGL Intellectual Property Assignment Deed

The AGL Intellectual Property Assignment Deed will provide for the assignment by AGL to AGL Energy of specified trade marks and domain names including:

- various AGL trade marks such as the AGL, FIVE FINGER logo, LIVING FLAME logo and the THREE ICONS logo in Australia and New Zealand; and
- various domain names in the .com, .biz, .com.au and .co.nz domains for "agl", "aglenergy" and "aglassist" names.

The deed will provide for the assignment of the specified intellectual property including any copyright subsisting in the trade marks. AGL Infrastructure will retain ownership of the Speedfont (stylised alphabet) after the Demerger Date by way of separate licence. AGL Infrastructure will licence AGL Energy to use the Speedfont (stylised alphabet) to the extent necessary to facilitate use and licensing of the ActewAGL trade marks.

AGL Gas Networks Intellectual Property Assignment Deed

The AGL Gas Networks Intellectual Property Assignment Deed will provide for the assignment by AGL Gas Networks to AGL Energy of specified intellectual property including:

- THE NATURAL GAS COMPANY and FLAME logos;
- the business names, "Natural Gas Co" and "The Natural Gas Co"; and
- the domain name, "agl.com.au".

The deed will provide for the assignment of rights in the specified intellectual property including any copyright in the trade marks.

AGL Energy Licence Deed

The AGL Energy Licence Deed (**Licence**) will provide for a licence back by AGL Energy to AGL Infrastructure of use of the intellectual property assigned under the AGL Intellectual Property Assignment Deed and AGL Gas Networks Intellectual Property Assignment Deed (each summarised above in this Section 12.8(b)(v)), including the right to use the "AGL" trade mark in AGL Infrastructure's company name, business names and domain names up to 31 December 2007. The right to use the "AGL" trade mark in company and business names extends to the subsidiaries of AGL Infrastructure in existence as at the date of the Licence. The Licence will be non-exclusive, non-transferable, for nominal consideration and will cover Australia and New Zealand.

The Licence will set out the guidelines, restrictions and rights of use relating to the intellectual property and set out the roles of the parties when dealing with an infringement or suspected infringement of the intellectual property.

AGL Infrastructure will be permitted to sublicense use of the intellectual property under the Licence. There will also be provision for transitional co-branding if AGL Infrastructure and its subsidiary companies wish to introduce new names and trade marks prior to the end of the Licence period. Any new names selected by AGL Infrastructure (or its subsidiaries) must not include the word "AGL" or any similar words. There will be a concurrent obligation on AGL Energy to cease use of the word "infrastructure" in combination with the word "AGL" in any trade marks, domain names and company and business names after the Licence period expires.

The Licence will also require AGL Infrastructure and any subsidiary companies to take all necessary steps to arrange for any name change prior to the end of the Licence period including obtaining any necessary shareholder approvals. In the event of any delays in implementing the company name changes prior to expiry of the Licence period, the Licence will provide for an extension of the Licence period in return for the payment of royalties.

ActewAGL joint venture

The ActewAGL joint venture uses various AGL and Actew trade marks along with the combination trade mark ActewAGL in its business names and domain names and as a trade mark. In addition, ACTEW Corporation is licensed to use the Speedfont owned by AGL provided it seeks the prior written consent of AGL. AGL Energy will be licensed to use the Speedfont (stylised alphabet) in relation to joint venture trade marks. Ownership, use and registration of the intellectual property relevant to the joint venture is dealt with in a series of agreements. Those agreements will be novated to substitute AGL Energy for AGL where necessary, as AGL Energy will own the AGL trade mark and be the appropriate licensor post-Demerger. The pending and registered ActewAGL trade marks are co-owned by ACTEW entities and AGL entities. AGL's interest in those marks will be assigned to AGL Energy as part of the Demerger process.

Section 12.8(f) (i) contains details of the proposed arrangements between AGL Energy and AGL Infrastructure in relation to the operation of the ActewAGL joint venture following the Demerger.

(c) Contracts and arrangements between AGL Energy and AGL Infrastructure which relate to the business activities of the groups following implementation of the Demerger

(i) Transportation arrangements in NSW and Victoria

As stated in Sections 12.8(e)(ii) and 12.8(e)(iii), AGL Infrastructure provides gas and electricity transportation services in NSW and Victoria respectively to AGL Energy.

IPART and the ESC have approved the tariff pricing principles which typically apply in relation to these arrangements.

These arrangements do not have a defined term and will continue until terminated in accordance with their terms. Termination rights are limited to circumstances where a material breach of an agreement occurs which involves a failure to make a payment when due or a material default in the performance of another obligation.

When the Demerger is implemented, these arrangements will continue on the same terms.

(ii) Transportation arrangements in the ACT

The ActewAGL Distribution Partnership has entered into various arrangements for the transportation of gas through its gas distribution network to the ActewAGL Retail Partnership. Further details of this network are set out in Section 6.1(a)(ii).

The agreements have been reviewed by the ICRC in accordance with the open access arrangements for the gas industry. The ICRC approved the reference tariff prices which apply under these arrangements.

These arrangements do not have a defined term and will continue until terminated in accordance with their terms. Termination rights are limited to circumstances where a material breach of an agreement occurs which involves a failure to make a payment when due or a material default in the performance of another obligation.

(iii) Gas Networks Marketing Incentive Policy

AGL operates a Gas Networks Marketing Incentive Policy which is administered by Agility. Under this arrangement, users of its gas network which comply with the policy are entitled to receive rebates on gas transportation charges. Users are eligible for rebates under the policy in return for the commissioning of new customers or the installation of additional gas appliances on AGL's gas network.

Entities that, upon implementation of the Demerger, will form part of AGL Energy have been the primary recipients of rebates under this policy to date.

The existing policy, the terms of which have been reviewed by IPART, expires on 30 June 2006. AGL management re-evaluates the policy each year and following the Demerger AGL Infrastructure will continue to do this.

(iv) Arrangements regarding wind farms

AGL has certain current and potential wind farm developments. AGL Infrastructure and AGL Energy will, prior to the Demerger Date, enter into agreements as described below.

Wattle Point

AGL has an existing, operating wind farm at Wattle Point. The assets of the wind farm will be owned by AGL Infrastructure which will enter into certain agreements with AGL Energy pursuant to which AGL Energy will:

- pay various fees to AGL Infrastructure over the term of the agreement;
- acquire all electricity and all benefits created by or incidental to the generation of electricity by the wind farm, including RECs and green products, certain rights in respect of which have already been committed to third parties;
- assume certain risks with respect to the operation of the wind farm; and
- manage the operation and maintenance function of the wind farm.

Hallett

AGL has approved the construction of a wind farm at Hallett, located adjacent to AGL's existing gas fired peaking power station at Hallett. As part of the suite of documents relating to the construction, operation and connection of the wind farm, AGL Infrastructure and AGL Energy will enter into certain agreements for a term expiring in 2033 under which AGL Energy will:

- construct the wind farm and ensure that all necessary approvals for the operation of the wind farm are obtained;
- pay various fees to AGL Infrastructure over the term of the agreement;
- acquire all electricity and all benefits created by or incidental to the generation of electricity by the wind farm, including RECs and green products;
- assume certain risks with respect to the construction and operation of the wind farm; and
- manage the operation and maintenance of the wind farm.

AGL Infrastructure will own the asset and be responsible for financing the construction of the Hallett wind farm and will make certain payments under the various project contracts.

First right of refusal

AGL Infrastructure and AGL Energy will enter into a deed of first right of refusal in relation to the possible development of wind farms at sites at The Bluff in South Australia, Dollar in Victoria and Macarthur in Victoria. AGL Energy will hold property rights over the sites enabling the development of wind farms if AGL Energy considers that such a development is feasible. AGL Energy will maintain the right to develop and own the asset. The first right of refusal will operate as follows:

- if AGL Energy wishes to dispose of the development or certain other rights for the proposed wind farms to a third party, it must conduct the sale process by inviting bids for those rights (either from the public or selected tenderers) and it must allow AGL Infrastructure the right to participate in that bid process; and
- if AGL Infrastructure's bid is the best proposal or equal to the best proposal received (within a small tolerance) then, subject to AGL Energy's board approving the project, AGL Energy will accept AGL Infrastructure's bid.

If AGL Energy proposes to accept a non complying proposal or call for further bids in relation to the project then AGL Energy must allow AGL Infrastructure to submit a bid on the altered terms and participate in any further bid process.

(d) Contracts and arrangements between AGL Energy and various third parties

(i) Gas supply and transportation arrangements

AGL Energy has long term supply contracts for natural gas from a number of gas producers whose sources include the Cooper Basin in South Australia and South Western Queensland and the Gippsland Basin (Victoria/Bass Strait).

A summary of the particular arrangements appears below:

- **Arrangements with various producers of natural gas located in the Cooper Basin Region (spanning both South Australia and South Western Queensland).** Initially, these arrangements to source natural gas from the Cooper Basin were entered into in 1971. Further arrangements have been entered into which provide for the supply of gas up to the beginning of 2017. There are also some specific arrangements with respect to the supply to AGL Wholesale Gas SA Pty Limited which terminate on 1 January 2012;

- **Arrangements with Esso and BHP.** AGL Wholesale Gas sources natural gas supplied by Esso and BHP from the Gippsland Basin (Victoria/ Bass Strait). This agreement continues until the end of 2017;
- **Gascor Arrangements – Victoria.** Gascor Pty Limited (in which a subsidiary of AGL, AGL Victoria Pty Limited, which will be an AGL Energy entity, holds a 33.3% shareholding) has entered into a number of inter related arrangements with Esso and BHP and other entities for the supply of natural gas in the Victorian market. These arrangements commenced on different dates, however, the primary arrangements terminate on the earlier of 31 December 2009 and the date on which all gas contracted under the arrangements has been taken;
- **Arrangement with Origin Energy.** AGL Wholesale Gas has also entered into gas supply arrangements with Origin Energy and its subsidiaries for the supply of natural gas from coal bed methane sources in Queensland. Supply under the agreement is for a period of 15 years commencing 1 May 2005 and can be extended for a further period of 5 years if agreed between the parties; and
- **Arrangement with Sydney Gas.** AGL Wholesale Gas has entered into a gas supply arrangement with Sydney Gas for the supply of natural gas from coal bed methane sources in the Sydney Basin. The agreement commenced in 2005 and is for a period of 10 years with an option to extend for a further 5 years.

These supply contracts typically contain take or pay provisions requiring the relevant AGL Group entity to purchase a fixed percentage of its contracted gas amount at a fixed price (which may be subject to periodic reviews) regardless of whether it can sell that gas. The take or pay amount is fixed at a proportion of AGL's forecast demand. If the relevant AGL Group entity's actual gas demand is significantly below the take or pay amount, then in some cases that entity has the right to defer delivery of the gas until a later date during the remaining term of the contract.

AGL also has a number of transmission agreements with third parties including Alinta, Esso/BHP and Epic Energy. These transmission arrangements enable the AGL Group to transport gas related to its gas supply contracts. Transmission is purchased on both a firm basis, that is, a minimum volume at a fixed price, and on an 'as available' basis to satisfy demand variances.

(ii) Arrangements with Sydney Gas

Subsidiaries of AGL have entered into a number of arrangements with Sydney Gas and its subsidiaries under which they have obtained a 50% interest in each of:

- a gas project being developed near Camden;
- a gas project being developed in the Hunter Valley; and
- a gas exploration project being developed near Camden.

The parties have entered into Joint Operating Agreements and other ancillary agreements in relation to each of these gas projects. The Joint Operating Agreements govern the relationship between the parties.

(iii) Arrangements in relation to LYA

AGL has an interest in LYA, the largest base load electricity generator in Victoria, and its adjacent coal mine, as a result of its investment in GEAC. Section 4.1(b)(iii) contains further details.

GEAC is the holding company for LYP, which owns LYA and its adjacent coal mine. AGL has a shareholding of approximately 32.5% in GEAC and has entered into a number of agreements in relation to both its GEAC shareholding and its grant of loans to GEAC. Section 4.1(b)(iii) contains further details.

A shareholders agreement between each of the shareholders of GEAC governs the relationship between the shareholders.

(iv) Elgas joint venture

AGL has a 50% indirect interest in Elgas which is held through a wholly owned subsidiary of AGL. The other 50% interest is held by BOC. Section 4.1(a)(v) contains further details.

Each of AGL and BOC's 50% interests in Elgas is held through a holding company in which the relevant AGL Group company and BOC are shareholders. The interests in Elgas are managed through the holding company's constitution and a Shareholders Agreement.

(v) PNG Upstream Gas Project (AGL Energy)

AGL Energy has entered into a series of agreements relating to the PNG Upstream Gas Project including a Sale and Purchase Agreement with the PNG Gas Producers for 1,500 PJ of gas and an agreement with Oil Search to acquire a 10% equity interest in the PNG Upstream Gas Project. Section 4.1(c)(ii) contains further details.

It is anticipated that the first sale of gas to AGL Energy under the Sale and Purchase Agreement with the PNG Gas Producers will take place in 2009.

AGL has provided a guarantee of AGL Energy's obligations in relation to this arrangement. AGL's obligations under this guarantee will terminate on 30 June 2007 provided that, at that time, AGL Energy has a credit rating of at least BBB+ or Baa1.

(e) Contracts and arrangements between AGL Infrastructure and various third parties

(i) Pipeline Development Agreement between AGL and APT

General description

This agreement governs the commercial relationship between AGL as a developer of gas transmission pipelines and Australian Pipeline Limited as responsible entity for APT as an investor and acquirer of gas transmission pipelines. The agreement sets out the rights and obligations of the parties in respect of the development of gas transmission pipelines and the acquisition of those assets.

The contract has an initial term which will run until approximately 2020 with a possible extension of a further period of 5 years and from then on a rolling 5 year basis.

Rights to purchase

Subject to the rights of any third party, AGL must offer to APT at least 20% of the aggregate ownership interests in the PNG Australian Pipeline, which is associated with the PNG Upstream Gas Project. The offer must be made on or prior to practical completion of construction of the pipeline and is to be made at a price determined by AGL (acting in good faith). APT can accept part of the percentage interest offered to it provided that it is not less than an aggregate 10% interest in the PNG Australian Pipeline.

Subject to the rights of any third party, apart from the PNG Australian Pipeline, AGL must, on or prior to practical completion of any relevant high pressure gas transmission pipeline in Australia in which it has an ownership interest, offer to sell all of that interest to APT at a price determined by AGL. The agreement contains provisions concerning the contents of such an offer, including pricing, terms and the timing of the offer.

Acquisition opportunities for target businesses

AGL and APT have also agreed that they will jointly seek out and examine opportunities to acquire businesses. The agreement sets out the nature and manner in which the parties will act jointly, including the reciprocal obligation to bring an opportunity to each other's attention.

Services – business development and pipeline management

AGL has also agreed to provide certain business development services on projects as directed by Australian Pipeline Limited in accordance with specified pricing provisions. This arrangement is currently being renegotiated. In addition, subject to the rights of any third party, AGL has the first right of refusal to provide additional services to APT in respect of any pipeline which APT acquires or develops.

Restrictions applicable to APT and AGL's first right of refusal

During the term of the agreement, subject to the rights of any third party, APT cannot sell or dispose of any high pressure gas transmission pipelines which it owns in Australia (or interests in such assets held through shares or units in a trust) without first offering its interest to AGL.

Termination

The agreement can be terminated if AGL (for a continuous period of 90 days) holds less than 20% of the issued securities of APT. As stated in Section 6.1 (c)(i), AGL currently holds 30% of the issued securities in APT.

(ii) Transportation arrangements in NSW

AGL Gas Networks, which will be an AGL Infrastructure entity, has entered into various arrangements for the transportation of gas through its NSW gas distribution network.

These arrangements have been entered into with third party retailers and major users throughout NSW including AGL Energy.

The agreements typically continue until the user no longer requires the transportation service or until terminated in accordance with their terms. Generally the agreements can be terminated if a party commits an unremedied material breach of the agreement or suffers an insolvency event.

Agreements between AGL Gas Networks and AGL Energy have been reviewed by IPART as required by IPART's associate contract approval process. AGL Gas Networks' access arrangement sets out the terms and conditions applicable to network access. All arrangements, whether with third parties or with AGL Energy, are prepared in accordance with the access arrangement.

IPART has approved reference tariff prices that apply under reference service arrangements, including the prices which apply under the arrangements with AGL Energy. The reference tariff rates applicable to AGL Energy are the same as those applicable to third party users.

(iii) Transportation arrangements in Victoria

AGLE, which will be an AGL Infrastructure entity, has entered into various arrangements with electricity retailers for the distribution of electricity through AGLE's electricity network in Victoria.

These agreements are based on the ESC's standard Use of System Agreement and the network tariffs charged are approved by the ESC.

The agreements generally continue until they are terminated as a result of a material unremedied breach of the agreement by the user. They can also be terminated where the retailer ceases to require any distribution services or AGLE ceases to be obliged under the various electricity laws to provide such services.

AGLE also provides these distribution services to AGL Energy. Not all of the arrangements with AGL Energy are currently required to be documented. However, the relevant services are provided on terms in accordance with the ESC standard Use of System Agreement, including tariff rates. All necessary arrangements will be documented prior to the Demerger Date.

(iv) Agility construction and other arrangements

Agility, which will be an AGL Infrastructure entity, has entered into various arrangements with third party customers in relation to construction projects in the electricity, gas and water sectors. In general terms, pricing in relation to these arrangements is based on an agreed project price subject to project variation claims.

Agility has also entered into various agreements under which it provides operation and maintenance services to its customers. In general terms, pricing for these services is based on agreed schedule of rates, depending on the nature of the services provided.

Agility has entered into some non-material arrangements in relation to the provision of services to AGL Energy. It is expected that these arrangements with AGL Energy will continue following the Demerger until their expiration or renegotiation.

(v) Joint venture with Petronas

As described in Section 6.1(c)(ii), AGL is a party to a Joint Development Agreement with Petronas in relation to the establishment of the APC 50/50 joint venture between the two parties for the construction of the PNG Australian Pipeline.

The Joint Development Agreement governs the relationship between Petronas and AGL during the project development phase of the PNG Australian Pipeline Project.

The agreement terminates on the first to occur of the financial close of the project or 31 December 2007 (or another date agreed between AGL and Petronas).

Financial close of the project will occur when final documentation is executed by the parties, the conditions precedent to each party's performance of its obligations under the documentation have been satisfied and funds are available to enable the project to proceed to completion.

(f) Current third party contracts and arrangements to be split between AGL Energy and AGL Infrastructure

(i) ActewAGL joint venture

The ActewAGL joint venture is operated by two partnerships. One of these partnerships conducts the ActewAGL retail business and the other conducts the ActewAGL distribution business. Each partnership has two partners including a wholly owned subsidiary of AGL and a wholly owned subsidiary of ACTEW Corporation.

ActewAGL was established under a suite of arrangements, including an Umbrella Agreement, which govern the overall relationship between the parties to those arrangements.

Following completion of the Demerger, AGL's interest in the ActewAGL retail partnership will be held by AGL Energy and its interest in the ActewAGL distribution partnership will be held by AGL Infrastructure.

The transfer of AGL's interest in the retail partnership to AGL Energy requires the consent of ACTEW Corporation. AGL is in the process of obtaining this consent and negotiating necessary amendments to the joint venture arrangements to reflect that, following the transfer of AGL's interest in the retail partnership, the ActewAGL joint venture will include three parties, namely ACTEW Corporation, AGL Energy and AGL Infrastructure.

It is anticipated that these amended arrangements will include:

- a right for AGL Energy (in the case of a change of control of AGL Infrastructure) and AGL Infrastructure (in the case of a change of control of AGL Energy) to acquire the other's interest in the ActewAGL joint venture; and
- a provision that if, following such a change of control, AGL Energy or AGL Infrastructure (as the case may be) does not elect to purchase the other's interest in the joint venture then ACTEW Corporation or its nominee may elect to purchase the relevant interest.

ActewAGL has entered into a number of commercial agreements, under which the following services are provided:

- AGL Energy provides wholesale electricity and gas to ActewAGL;
- AGL Energy provides gas retail services to ActewAGL;
- Agility provides management and operating services for the gas distribution network owned by ActewAGL; and
- ActewAGL provides water and sewerage operations and maintenance services to ACTEW Corporation, which is a partner in the ActewAGL joint venture together with AGL.

(ii) Arrangements in relation to AGL's head office

AGL has entered into several leases with Trust Company of Australia Limited (as lessor) and Stockland Trust Management Limited (as responsible entity) in relation to AGL's head office at 72 Christie Street, St Leonards, NSW.

The leases (with the exception of the lease of the car park) are in substantially identical terms and relate to different levels of the building. The division of the building into several leases will give AGL Infrastructure flexibility should it wish to assign or sublease part of the building in the future.

The leases commenced in late 2005 and will terminate in 2017 unless AGL exercises one or both of its two options under each lease for the grant of new six year leases. If both options are validly exercised, those leases will terminate in 2029.

AGL has also entered into a management agreement with the counterparties to the leases under which AGL agrees to provide facilities management services to the building while AGL continues to occupy the entire building.

12.9 Capital structures and capital raisings

(a) AGL Energy

Prior to the Demerger Date, AGL Energy will have two AGL Energy Shares on issue each of which will be held by AGL. These two AGL Energy Shares will comprise two out of the total number of AGL Energy Shares that will be transferred to Participating Shareholders and the Nominee pursuant to the Demerger.

If the Demerger is approved by AGL Shareholders and implemented, AGL Energy will, by the Demerger Date, have on issue one AGL Energy Share for each AGL Share on issue. Based on the 455,910,464 AGL Shares on issue as at the date of this Booklet, AGL Energy will have 455,910,464 shares on issue immediately after the Demerger Date.

AGL Energy has not issued any equity capital for the three months before the date of lodgement of this Booklet for registration by ASIC and will not need to issue any equity capital in the three months after the date of lodgement of this Booklet for registration by ASIC (other than the issue of AGL Energy Shares to implement the Demerger Proposal as contemplated in this Booklet).

(b) AGL Infrastructure

As at the date of this Booklet, there are 455,910,464 AGL Shares on issue.

AGL (and hence AGL Infrastructure) has not issued any equity capital in the three months before the date of lodgement of this Booklet for registration by ASIC and will not need to issue any equity capital in the three months after the date of lodgement of this Booklet for registration by ASIC.

12.10 Overview of constitutions

The following is a summary of the key provisions in the AGL Energy Constitution and the AGL Infrastructure Constitution and the principal rights of AGL Energy Shareholders and AGL Infrastructure Shareholders respectively as set out in those constitutions. The constitution of AGL Infrastructure will be the current constitution of AGL which is available on the AGL website at **www.agl.com.au**. A copy of the AGL Infrastructure constitution may also be obtained by calling the AGL Demerger Information Line. AGL Energy will adopt a constitution which is materially in the same form as the current constitution of AGL.

This summary is neither exhaustive nor does it constitute a definitive statement of the rights and liabilities of AGL Energy Shareholders or AGL Infrastructure Shareholders as the case may be.

In this Section 12.10:

- the term "Board" is used to refer to the AGL Energy Board or the AGL Infrastructure Board as appropriate;
- the term "Company" is used to refer to AGL Energy or AGL Infrastructure as appropriate;
- the term "Constitution" is used to refer to the AGL Energy Constitution or the AGL Infrastructure Constitution as appropriate;
- the term "Director" is used to refer to an AGL Energy Director or an AGL Infrastructure Director as appropriate;

- the term "Share" is used to refer to an AGL Energy Share or an AGL Infrastructure Share as appropriate; and
- the term "Shareholder" is used to refer to an AGL Energy Shareholder or an AGL Infrastructure Shareholder as appropriate.

Issue of Shares

Subject to the Constitution, the Corporations Act and the Listing Rules, the Directors may issue and allot, or otherwise dispose of Shares in the capital of the Company or grant options over unissued Shares, on terms and at a price determined by the Directors. The Directors may issue or allot Shares to Shareholders, whether or not in proportion to their existing shareholdings, or to such other persons as the Directors may determine.

The Directors may issue preference shares which have restricted rights to vote and priority of payment on winding up and otherwise on terms which the Directors determine, including shares which are liable to be redeemed, which are convertible to ordinary shares, or which carry preferential rights as to dividends (which may be cumulative).

Small parcels

Consistent with the Listing Rules, the Company may give notice to Shareholders who hold 'small parcels' of Shares setting out the Company's intention to sell those Shares on behalf of the Shareholder and distribute the net proceeds to the Shareholder. The Directors have the discretion to specify the amount of Shares which will be considered to be a 'small parcel' subject to limits in the Listing Rules. Currently, the parcel must be worth less than $500. The notice must set a period of at least six weeks within which the Shareholder can notify the Company that they wish to retain the Shares. The Company will not sell the Shares of those Shareholders who notify the Company that they wish to retain their Shares.

Transfer of Shares

Shares in the Company may be transferred by Shareholders without restriction, subject to the absolute discretion of the Directors to refuse to register any transfer of Shares or other securities where permitted by the Listing Rules. Where the Directors have refused to register a transfer of Shares, the Company must, within five business days after the date of lodgement of the transfer, give to the lodging person written notice of the refusal and the reasons for it.

Proportional takeover approval provisions

If a proportional takeover bid is made, Directors must hold a meeting of members of the class of shares the subject of the bid to consider passing an approving resolution in respect of the bid. An approving resolution must be voted on before the 14th day before the end of the bid period. The resolution will be passed if more than 50% of votes are cast in favour of the resolution. The bidder and its associates are not allowed to vote on the resolution. If no such resolution is considered by the deadline, a resolution approving the bid is taken to have been passed.

If a resolution to approve the bid is rejected, then under the Corporations Act binding acceptances are required to be rescinded, and all unaccepted offers are taken to have been withdrawn.

If the bid is approved or taken to have been approved, the transfers resulting from the bid may be registered provided they comply with other provisions of the Corporations Act and the Constitution.

The proportional takeover provisions do not apply to full takeover offers. Under the Corporations Act, the provisions will expire three years after the Constitution becomes the constitution of the Company, but may be renewed by a resolution of the Shareholders.

General meeting

One Director (or such other number as is specified by the Corporations Act) may convene a general meeting at any time. The Directors must convene annual general meetings in accordance with the Corporations Act. General meetings may also be requisitioned or convened by Shareholders under the Corporations Act.

Notice of general meetings must be given to every Shareholder. Twenty-eight days written notice is required for any general meeting. A notice convening a general meeting must state (among other things) the general nature of the business to be transacted at the meeting.

At any general meeting, a quorum of Shareholders is 15 Shareholders present in person or by proxy entitled to vote and together holding not fewer than 50,000 Shares.

Chairman

The Chairman or, in his or her absence, a Director, appointed by the Directors is entitled to be the chairman of all general meetings. The general conduct and the procedures of each general meeting will be determined by the chairman of that meeting.

Voting

Generally, on a show of hands, each Shareholder has one vote. On a poll, each Shareholder has:

(a) one vote for each fully paid Share; and

(b) for each partly paid Share, a fraction of a vote equivalent to the proportion which the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited) on the Share. Amounts paid in advance of calls are not taken into account.

If two or more joint Shareholders purport to vote, only the vote of the joint Shareholder whose name appears first in the Company's members register will be accepted.

Shareholders may appoint a proxy to attend and vote at general meetings on their behalf.

Demanding a poll

A poll can be demanded by the chairman of the relevant meeting, or by at least five Shareholders entitled to vote, or by a Shareholder or Shareholders with at least 5% of the vote.

Directors

The business of the Company is to be managed under the direction of the Board.

Until Shareholders determine otherwise, the number of Directors must not be less than three or more than ten.

Nominations to the position of Director (other than Directors standing for re-election) must be received at least 35 business days before the general meeting.

Directors' Share qualification

To be eligible to hold the office of Director, a person must hold at least 2,000 Shares in their own name from the time they are nominated to the office of Director until they are elected or appointed as Director, and must continue to hold that Share qualification so long as they continue to hold that office.

Retirement and removal of Directors

At each annual general meeting, one third of the Directors other than the Managing Director must retire from office. The Directors to retire by rotation are those who have been longest in office since their last election or appointment. Each Director other than the Managing Director must retire from office at the close of the third annual general meeting following the Director's last election, and that Director is eligible for re-election at that meeting.

Remuneration of Directors

Subject to the Listing Rules, the non-executive Directors as a whole may be paid a fixed amount of no more than the total maximum amount determined by the Shareholders in general meeting. Presently, that amount is $1.5 million per annum for AGL. However, it is proposed that following the implementation of the Demerger and subject to AGL Shareholder approval being obtained, this amount will be reduced to $1.2 million per annum for AGL Infrastructure. Prior to the Demerger Date, the amount for AGL Energy will be fixed by resolution of AGL as AGL Energy's sole shareholder at $1.5 million per annum. Non-executive Directors may not be paid a commission on, or a percentage of, profits or operating revenue. Further details in respect of remuneration of non-executive directors of AGL Energy and AGL Infrastructure are set out in Section 8.2.

The Board may fix the remuneration of an executive Director. The remuneration may be by way of any or all of salary, commission or participation in profits but may not be by commission on, or a percentage of, operating revenue.

Dividends

The Directors may declare a dividend or determine that a dividend is payable and fix the amount, the time for and method of payment. Except for any shares with special dividend rights, all fully paid Shares on which any dividend is declared or paid are entitled to participate in the dividend equally, and partly paid Shares are entitled to participate fractionally.

The Directors may deduct from any dividend payable to a Shareholder any amount that the Shareholder owes to the Company on account of calls or otherwise in relation to the Shares held by the Shareholder.

Winding up

If the Company is wound up, all fully paid Shares are entitled to share equally in any surplus, subject to any preferential class rights. The liquidator may, with the sanction of a special resolution of the Company, distribute the Company's assets (in kind) among the Shareholders and, for that purpose, determine how he or she will carry out the division between different classes of Shareholders (but the liquidator may not require a Shareholder to accept any securities in respect of which there is any liability).

Indemnity

To the extent permitted by law and subject to restrictions in the Corporations Act, the Company indemnifies certain past and present officers of the Company against:

- any liabilities (other than for legal costs); and
- reasonable legal costs incurred in defending an action for liability incurred by them as an officer of the Company.

Amendments to the Constitution

Amendments to the Constitution will require a special resolution of Shareholders under the Corporations Act (at least 75% of votes cast on the resolution).

12.11 Dividend reinvestment plans

(a) AGL Energy

The AGL Energy Board will adopt a dividend reinvestment plan which will provide AGL Energy Shareholders with a choice of reinvesting dividends paid on AGL Energy Shares by applying all or part of those dividends to acquire additional AGL Energy Shares.

If the AGL Energy Board decides to activate the plan, it will provide further details of the plan and the elections that may be made in relation to participation in the plan to AGL Energy Shareholders.

(b) AGL Infrastructure

The AGL Dividend Reinvestment Plan provides AGL Shareholders with a choice of reinvesting dividends paid on AGL Shares by applying all or part of those dividends to acquire additional AGL Shares.

The AGL Dividend Reinvestment Plan is currently suspended. If the AGL Infrastructure Board decides to reactivate the plan it will provide further details of the plan and the elections that may be made in relation to participation in the plan to AGL Infrastructure Shareholders.

12.12 Deed Poll

The Deed Poll has been signed by AGL Energy and sets out covenants given by AGL Energy in favour of AGL Shareholders, including that AGL Energy will apply for admission to the official list of ASX and for official quotation of AGL Energy Shares on ASX and that AGL Energy will issue AGL Energy Shares as contemplated by the Demerger Scheme.

If the Demerger Scheme becomes effective, then AGL Shareholders will be deemed to have appointed AGL as their agent and attorney to enforce the Deed Poll on their behalf. The terms of the Deed Poll are set out in full in Section 14.

12.13 ASX listing

(a) AGL Energy

On or about the date of dispatch of this Booklet, AGL Energy will apply for admission to the official list of ASX and for official quotation of all AGL Energy Shares on ASX. That application will be conditional upon the Demerger Scheme becoming effective. It is anticipated that AGL Energy Shares will commence trading on ASX on a deferred settlement basis on 3 April 2006 under the code "AGK". AGL Energy will issue a transaction confirmation statement to each Participating Shareholder and the Nominee on the Business Day following the Demerger Date. Each transaction confirmation statement will state the number of AGL Energy Shares transferred to each Participating Shareholder or the Nominee (as the case may be).

(b) AGL Infrastructure

AGL will continue to be listed on the official list of ASX. Its new name, AGL Infrastructure, will take effect from the Effective Date (anticipated to be on or about 31 March 2006) and, with effect from the first Business Day following that date, namely 3 April 2006, it will cease to trade under ASX code "AGL" and will instead trade under the code "AIQ". AGL Shares will continue to be quoted on ASX but will from the Effective Date represent a share in AGL Infrastructure.

12.14 Exemption from SEC registration requirements

(a) AGL Energy

AGL Energy intends to request that the SEC add it to the list of foreign private issuers that claim exemption from the registration requirements of section 12(g) of the Exchange Act, with the effect that AGL Energy will not be required to comply with the requirements of the Exchange Act, including its reporting requirements (such as the filing of a Form 20-F).

(b) AGL Infrastructure

AGL Infrastructure is on the SEC's list of foreign private issuers that claim exemption from the registration requirements of section 12(g) of the Exchange Act, with the effect that AGL Infrastructure will not be required to comply with the requirements of the Exchange Act, including its reporting requirements (such as the filing of a Form 20-F).

12.15 Auditor

Deloitte Touche Tohmatsu is the auditor for both AGL Energy and AGL Infrastructure.

12.16 ASIC relief

ASIC has granted AGL and AGL Energy the following exemptions, modifications and consents:

(a) Regulation 8302(d) of Part 3 of Schedule 8 of the Corporations Regulations requires this Booklet to disclose particulars of any payment or benefit that is proposed to be made or given to any director, secretary or executive officer of AGL or a related body corporate of AGL as compensation for loss of office, or as consideration for or in connection with his or her retirement from, office.

ASIC has allowed AGL to depart from certain of the requirements of clause 8302(d) of Part 3 of Schedule 8 to the Corporations Regulations. The effect of this relief is that:

- (i) this Booklet is not required to state particulars of payments or benefits which may be made to a director, secretary or executive officer of AGL or any related body corporate of AGL in relation to their loss of office or retirement from office, unless:
  - A. the director, secretary or executive officer of AGL or a related body corporate of AGL will lose office or retire from office as a consequence of, or in connection with, the Demerger Scheme; or
  - B. the amount of any payment or benefit which may be made to the director, secretary or executive officer of AGL or a related body corporate of AGL upon their loss of, or retirement from, office may be materially affected by the Demerger Scheme;
- (ii) this Booklet is not required to state the identity of any director, secretary or executive officer of AGL or a related body corporate of AGL who will lose office or retire from office in connection with the Demerger Scheme, unless that person is an AGL Director; and
- (iii) this Booklet is not required to state particulars of any payments or benefits to any director, secretary or executive officer of AGL or a related body corporate of AGL other than AGL Directors, that would otherwise be required to be disclosed under paragraph (i) provided:
  - A. such payments or benefits are disclosed on an aggregate basis; and
  - B. this Booklet discloses the number of persons who will receive a payment or benefit that is required to be disclosed under paragraph (i) and which falls within each successive $10,000 band commencing at nil, where the number of persons is no less than one.

(b) Section 707(3) of the Corporations Act provides that an offer of a body's securities for sale within 12 months after their issue needs disclosure to investors under Part 6D of the Corporations Act if:

- (i) the body issued the securities without disclosure to investors under Part 6D of the Corporations Act; and
- (ii) either:
  - A. the body issued the securities with the purpose of the person to whom they were issued selling or transferring the securities, or granting, issuing or transferring interests in, or options over, them; or
  - B. the person to whom the securities were issued acquired them with the purpose of selling or transferring the securities, or granting, issuing or transferring interests in, or options, over them,

and Section 708 or 708A does not say otherwise.

ASIC Class Order 04/671 provides certain relief from the on-sale restrictions contained in Section 707(3), the effect of which is that the purpose of the acquirer of the relevant securities ceases to be relevant. However, Class Order 04/671 does not extend to the situation which will occur under the Demerger Scheme where an issuer issues shares with the intention that they be on-transferred.

Under Section 741(1)(a) of the Corporations Act, ASIC has exempted from Section 707(3) of the Corporations Act any person who makes an offer for sale of AGL Energy shares within 12 months of their issue where those AGL Energy shares were issued pursuant to the Demerger Scheme.

12.17 ASX waivers

ASX has granted waivers and in principle approvals to the waiver of the following Listing Rules in connection with the Demerger:

(a) approval, under Listing Rule 1.1, Condition 3, that AGL Energy may issue an information memorandum that complies with the requirements of Appendix 1A of the Listing Rules rather than a prospectus in relation to the admission of AGL Energy to the official list and to permit certain parts of this Booklet to be incorporated by reference as part of the information memorandum;

(b) a waiver of Listing Rule 10.1 so that AGL is not required to seek shareholder approval for the issue or transfer of AGL Energy Shares under the Demerger Scheme to any of AGL's substantial shareholders;

(c) a waiver of Listing Rule 10.11 so that AGL Energy is not required to seek shareholder approval for the issue or transfer of AGL Energy Shares under the Demerger Scheme to any related parties of AGL Energy (including its directors);

(d) a waiver of Listing Rule 10.14 so that AGL is not required to seek shareholder approval for the issue or transfer of AGL Energy Shares under the Demerger Scheme to AGL directors who are participants in the AGL Share Purchase Plan;

(e) a waiver of Listing Rule 10.14 so that AGL Energy is not required to seek shareholder approval to the grant to Mr Paul Anthony of the Share Performance Rights described in Section 4.3(b) or to acquire AGL Energy Shares on the vesting of those rights;

(f) a waiver of Listing Rule 10.14 so that AGL Infrastructure is not required to seek shareholder approval for the grant to Mr Greg Hayes of the Participating Performance Rights described in Section 6.3(b).

In addition ASX has confirmed the following to AGL:

(g) that the Demerger does not require AGL Shareholder approval under Listing Rule 10.11 for the issue or transfer of AGL Energy Shares under the Demerger Scheme to any related parties of AGL (including its directors);

(h) that the Demerger does not require AGL Shareholder approval under Listing Rules 11.1 and 11.1.2 which require shareholder approval for a change in the nature or scale of activities of a listed entity; and

(i) that the Demerger does not require AGL Shareholder approval under Listing Rule 11.2 which requires shareholder approval for a disposal of the main undertaking of a listed entity.

In accordance with Listing Rule 10.15A.8:

- AGL Energy will grant the Share Performance Rights referred to in the summary of Mr Paul Anthony's service contract in Section 4.3 no later than three years after the date of the Scheme Meeting; and
- AGL Infrastructure will grant the Participating Performance Rights referred to in the summary of Mr Greg Hayes' service contract in Section 6.3 no later than three years after the date of the Scheme Meeting.

Details of any Share Performance Rights or Participating Performance Rights granted under the AGL Energy LTIP and the AGL Infrastructure LTIP respectively will be published in each annual report of AGL Energy and AGL Infrastructure, as the case may be, relating to the period in which those rights have been issued.

Any additional persons who become entitled to participate in the AGL Energy LTIP or the AGL Infrastructure LTIP after the date of the Scheme Meeting and who were not named in the notice convening the Scheme Meeting will not participate in the AGL Energy LTIP or the AGL Infrasture LTIP until approval is obtained by AGL Energy or AGL Infrastructure, as the case may be, under Listing Rule 10.14.

12.18 Consents and disclaimers of responsibility

(a) Consent to be named

The following parties have given and have not, before the time of registration of this Booklet by ASIC, withdrawn their written consent to be named in this Booklet in the form and context in which they are named:

- Goldman Sachs JBWere Pty Limited as principal financial advisor to AGL;
- UBS AG, Australia Branch as financial advisor to AGL;
- Gilbert + Tobin as principal legal advisor to AGL;
- Blake Dawson Waldron as legal advisor to AGL; and
- Link Market Services Limited as the AGL Share Registry.

(b) Consent to be named and to the inclusion of information

The following parties have given and have not, before the time of registration of this Booklet by ASIC, withdrawn their written consent to the inclusion of the following information in this Booklet in the form and context in which it is included and to all references in this Booklet to that information in the form and context in which they appear:

- Deloitte Touche Tohmatsu – to be named as the auditor of AGL, AGL Energy and AGL Infrastructure, and as the Investigating Accountant and to the inclusion of the Investigating Accountant's Report set out in Attachment A and other statements in this Booklet said to be based on statements made in that report;
- Grant Samuel – to be named as the Independent Expert and to the inclusion of the Independent Expert's Report set out in Attachment B and other statements in this Booklet said to be based on statements made in that report;
- Greenwoods & Freehills Pty Limited – to be named as tax advisor and to the inclusion of the opinion letter contained in Section 11 and other statements in this Booklet said to be based on statements made in that opinion letter;
- KPMG Corporate Finance (Aust) Pty Ltd – to be named in the Booklet and as to the inclusion of the Valuation Review Report contained in Attachment C; and
- Standard & Poor's – as to the inclusion in this Booklet of statements made by it (and expressly attributed to it) concerning the indicative credit ratings of AGL Energy and AGL Infrastructure after the Demerger.

(c) Disclaimers of responsibility

Each person named in Sections 12.18(a) and 12.18(b):

- has not authorised or caused the issue of this Booklet;
- does not make, or purport to make, any statement in this Booklet or any statement on which a statement in this Booklet is based other than, in the case of a person referred to in Section 12.18(b), a statement included in this Booklet with the consent of that person; and
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Booklet, other than a reference to its name and, in the case of a person referred to in Section 12.17(b), any statement or report which has been included in this Booklet with the consent of that person.

12.19 Disclosure of interests of certain persons

Except as disclosed elsewhere in this Booklet, no:

- director of AGL Energy;
- person named in this Booklet as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Booklet; or
- promoter of AGL Energy;

holds at the date of this Booklet or held at any time during the last two years, any interest in:

- the formation or promotion of AGL Energy;
- property acquired or proposed to be acquired by AGL Energy in connection with its formation or promotion, or the offer of AGL Energy Shares under the Demerger Scheme; or
- the offer of AGL Energy Shares under the Demerger Scheme.

12.20 Disclosure of fees and benefits received by certain persons

Other than as set out below or elsewhere in this Booklet, no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given:

- to a director of AGL Energy to induce them to become, or to qualify as, a director of AGL Energy; or
- for services provided by any person referred to in Section 12.19 in connection with the formation or promotion of AGL Energy or the offer of AGL Energy Shares under the Demerger Scheme.

The persons named in this Booklet as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Booklet are Goldman Sachs JBWere Pty Limited (as principal financial advisor to AGL), UBS AG, Australia Branch (as financial advisor to AGL), Gilbert + Tobin (as principal legal advisor to AGL), Blake Dawson Waldron (as legal advisor to AGL), Deloitte Touche Tohmatsu (as auditor of AGL, AGL Energy and AGL Infrastructure and the Investigating Accountant), Grant Samuel (as the Independent Expert), Greenwoods & Freehills Pty Limited (as tax advisor), Link Market Services Limited (as the AGL Share Registry) and KPMG Corporate Finance (Aust) Pty Ltd. Each of them will be entitled to receive professional fees charged in accordance with their normal basis of charging. These fees are among the items which comprise the cash transaction costs referred to in Section 2.3.

12.21 Regulatory and legal

(a) Foreign exchange controls

The Reserve Bank of Australia generally does not restrict the import and export of Australian dollars. There are currently no Australian exchange controls or other limitations, other than an applicable withholding of Australian tax, which restrict the remittances of any dividends, interest or other payment by AGL Energy to non-resident holders of AGL Energy Shares outside Australia, provided they are not certain persons identified as supporters of the former Government of the Federal Republic of Yugoslavia or specified ministers and senior officials of the Government of Zimbabwe, in which case remittance is prohibited without the specific approval of the Reserve Bank of Australia. Accounts of persons and entities identified from time to time by the Minister of Foreign Affairs as being associated with terrorism are frozen, and transactions with these entities are prohibited under Part 4 of the Charter of the United Nations Act 1945 and the Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002. Assets of the previous Government of Iraq, Saddam Hussein, other senior officials of his regime and their immediate families are also frozen, and dealing with those assets without authorisation is prohibited.

(b) Restrictions on foreign ownership

The right of non-residents to hold or vote AGL Energy Shares is limited by the Foreign Acquisitions and Takeovers Act 1975 (Cth) **(FATA)**. FATA may affect the right of certain persons, including US residents, to hold or control AGL Energy Shares. Acquisitions of shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under FATA. FATA applies to any acquisition by a foreign person or associated foreign person which would result in a holding of 15% or more of the issued shares of, or control of 15% or more of the voting power in, an Australian company. Further, it applies to any acquisition by non-associated foreign persons which would result in a holding by these persons of 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company.

12.22 Notifiable interest

As at the trading day immediately prior to the date of this Booklet, the following person had notified AGL that it has a relevant interest in more than 5% of AGL Shares:

Name	Number of AGL Shares	Percentage of AGL Shares on Issue*
Barclays Global Investors Australia Limited	22,930,870	5.02%

* As notified at the date of the relevant substantial holder notice.

12.23 Supplementary information

AGL will issue a supplementary document to this Booklet if it becomes aware of any of the following between the date of this Booklet and the date of the Scheme Meeting:

(a) a material statement in this Booklet is false or misleading;

(b) a material omission from this Booklet;

(c) a significant change affecting a matter included in this Booklet; or

(d) a significant new matter has arisen and it would have been required to be included in this Booklet if it had arisen before the date of this Booklet.

AGL Shareholders should note Section 2.5(b) which describes the timing for AGL releasing its Half Year Report for the six months to 31 December 2005 and the circumstances where AGL will provide supplementary information to AGL Shareholders as a consequence of the impact of the Half Year Report.

Depending on the nature and timing of the changed circumstances and subject to obtaining relevant approvals, AGL may circulate and publish any supplementary document by:

(a) placing an advertisement in a prominently published newspaper which is circulated throughout Australia;

(b) posting the supplementary document on AGL's website at **www.agl.com.au**; and

(c) making an announcement to ASX.

12.24 Other information material to the making of the decision in relation to the Demerger Proposal

Except as set out in this Booklet, there is no other information material to the making of a decision in relation to the Demerger Proposal or Capital Reduction being information that is within the knowledge of any AGL Director, or any director of any related body corporate of AGL, which has not previously been disclosed to AGL Shareholders.

13. Scheme of Arrangement

SCHEME OF ARRANGEMENT MADE UNDER SECTION 411 OF THE CORPORATIONS ACT 2001 (CTH)

PARTIES

1. The Australian Gas Light Company ACN 052 167 405 of 72 Christie Street, St Leonards NSW 2065 **(AGL)**; and
2. The holders of fully paid ordinary shares in the capital of AGL.

RECITALS

A. AGL is a public company incorporated in the State of New South Wales. It is admitted to the official list of ASX and AGL Shares are quoted on the stock market conducted by ASX.

B. AGL Energy is a company incorporated in the State of New South Wales. It is, and until the Demerger Date will be, a wholly owned subsidiary of AGL.

C. AGL and AGL Energy have entered into the Demerger Implementation Deed pursuant to which, among other things, AGL has agreed to propose this Demerger Scheme to the AGL Shareholders and each of AGL and AGL Energy has agreed to take all steps required to be taken by AGL or AGL Energy to give effect to the Capital Reduction and the Demerger Scheme.

D. From the Demerger Date, AGL Energy will operate AGL's integrated energy business, details of which are contained in the Booklet.

E. If the Demerger Scheme becomes effective, then:

(a) AGL will reduce its share capital by the Capital Reduction Amount;

(b) AGL will provide the Scheme Entitlements to the Scheme Participants in accordance with the provisions of the Demerger Scheme; and

(c) AGL Energy will cease to be a wholly owned subsidiary of AGL from the Demerger Date.

F. AGL Energy has entered into the Deed Poll for the purpose of covenanting in favour of the Scheme Participants to perform its obligations under the Demerger Scheme and the Demerger Implementation Deed.

1. Definitions and interpretation

1.1 Definitions

In this Scheme of Arrangement, unless the contrary intention appears or the context requires otherwise:

AGL Board means the board of directors of AGL from time to time.

AGL Constitution means the constitution of AGL.

AGL Directors means the directors of AGL as at the date of the Booklet.

AGL Energy means AGL Gas Developments Pty Limited ACN 115 061 375.

AGL Energy Group means AGL Energy and each company that will be a subsidiary of AGL Energy immediately following implementation of the Demerger.

AGL Energy Share means a fully paid ordinary share in the capital of AGL Energy.

AGL Energy Share Register means the register of members of AGL Energy maintained under section 169 of the Corporations Act.

AGL Group means AGL and each company that is a subsidiary of AGL immediately before implementation of the Demerger.

AGL Infrastructure Group means AGL and each company that will be a subsidiary of AGL immediately following implementation of the Demerger.

AGL Share means a fully paid ordinary share in the capital of AGL.

AGL Share Register means the register of AGL Shareholders maintained under section 169 of the Corporations Act.

AGL Shareholder means a person who is registered in the AGL Share Register as the holder of AGL Shares.

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited.

Booklet means the booklet dated 13 February 2006 approved by the Court under section 411(1) of the Corporations Act for distribution to AGL Shareholders explaining the Demerger and containing, among other things, the explanatory statement as required by Part 5.1 of the Corporations Act in relation to the Demerger Scheme.

Business Day means a business day as defined in the Listing Rules.

Capital Reduction means a reduction of the share capital of AGL by the Capital Reduction Amount, as described in resolution 1 of the notice of General Meeting set out in the Booklet.

Capital Reduction Amount means $3.00 per Scheme Share.

Capital Reduction Entitlement means, in relation to a Scheme Participant, the Capital Reduction Amount multiplied by the number of AGL Shares held by the Scheme Participant as at the Record Date.

Capital Reduction Resolution means the ordinary resolution to approve the Capital Reduction to be considered at the General Meeting.

CHESS means the Clearing House Electronic Subregister System.

Corporations Act means the Corporations Act 2001 (Cth) and the regulations made under that Act.

Court means the Federal Court of Australia.

Deed Poll means the deed poll dated 11 February 2006 executed by AGL Energy in favour of Scheme Participants (subject to any amendments permitted by its terms).

Demerger means the demerger of AGL Energy from AGL to be implemented through the Capital Reduction and the Demerger Scheme in the manner more fully described in the Booklet.

Demerger Date means 13 April 2006 or such other date as determined by the AGL Board.

Demerger Implementation Deed means the deed dated 9 February 2006 between AGL and AGL Energy to carry into effect the Demerger.

Demerger Scheme means the scheme of arrangement between AGL and AGL Shareholders as set out in this document, subject to any alterations or conditions made or required by the Court pursuant to section 411 of the Corporations Act.

Effective Date means the date on which the office copy of the Court order approving the Demerger Scheme under section 411(4)(b) of the Corporations Act is lodged with ASIC pursuant to section 411(10) of the Corporations Act, or if an earlier date is specified in the Court order for the coming into effect of the Demerger Scheme, that earlier date.

Energy Bank Debt Amount means an amount agreed between AGL and AGL Energy prior to the Demerger Date, which is anticipated to be around $300 million but will not exceed $400 million.

General Meeting means the general meeting of AGL Shareholders convened to consider the resolutions set out in the notice of general meeting set out in Section 15 of the Booklet and to be held at 10:00am on 27 March 2006.

Ineligible Overseas Shareholder means each Scheme Participant whose address on the AGL Share Register on the Record Date is in any jurisdiction other than Australia and its external territories, Hong Kong, Japan, New Zealand, Singapore, the United Kingdom or the United States of America.

Listing Rules means the listing rules of ASX from time to time as modified by any express written waiver or exemption given by ASX.

Material Adverse Change means:

(a) in relation to AGL, any matter, event or circumstance that is, or is reasonably likely to be, materially adverse to:

(i) the business, operations or financial condition (including provisions, liabilities and contingent liabilities) of AGL and its subsidiaries taken as a whole (but excluding AGL Energy and any company that is or will be on the implementation of the Demerger a subsidiary of AGL Energy); or

(ii) the ability of AGL to perform its obligations under this Demerger Scheme; and

(b) in relation to AGL Energy, any matter, event or circumstance that is, or is reasonably likely to be, materially adverse to:

(i) the business, operations or financial condition (including provisions, liabilities and contingent liabilities) of AGL Energy and any company that is or will be on the implementation of the Demerger a subsidiary of AGL Energy, taken as a whole; or

(ii) the ability of AGL Energy to perform its obligations under the Deed Poll, or the steps attributed to it under this Demerger Scheme.

Material Contractual Right means a right or rights (whether subject to conditions or not) under any agreement or arrangement which is material in the context of the AGL Group, AGL Energy Group or AGL Infrastructure Group and to which a member of the AGL Group is a party, which right or rights result(s), or could result, in any such agreement or arrangement being terminated or varied or any action being taken or arising thereunder as a result of any step taken in connection with the implementation of, or preparatory to, the Demerger Scheme or the Demerger.

Name Change Resolution means the special resolution to approve the change of name of AGL to AGL Infrastructure Limited to be considered at the General Meeting.

Nominee means the person nominated by AGL to sell or facilitate the transfer of the AGL Energy Shares attributable to Ineligible Overseas Shareholders under the terms of the Demerger Scheme.

Record Date means 7:00pm on the fifth Business Day after the Effective Date.

Registered Address means, in relation to a Scheme Participant, the address of that Scheme Participant shown in the AGL Share Register on the Record Date.

Scheme Entitlement means:

(a) in the case of a Scheme Participant (other than an Ineligible Overseas Shareholder) – one AGL Energy Share for each AGL Share held by the Scheme Participant as at the Record Date; and

(b) in the case of an Ineligible Overseas Shareholder – the cash proceeds the Ineligible Overseas Shareholder receives in accordance with clause 3.6.

Scheme Meeting means the meeting of AGL Shareholders ordered by the Court to be convened under section 411(1) of the Corporations Act.

Scheme Participant means a person registered on the AGL Share Register at the Record Date as the holder of a Scheme Share after registration of all transfer and transmission applications as provided for in clause 4.1.

Scheme Share means an AGL Share on issue at the Record Date.

Second Court Date means the date on which the application made to the Court for an order for the purposes of section 411(4)(b) of the Corporations Act approving this Demerger Scheme is first heard.

1.2 Interpretation

In this Scheme of Arrangement, unless the contrary intention appears or the context requires otherwise:

(a) words and phrases (other than those defined in clause 1.1) have the same meaning (if any) given to them in the Corporations Act;

(b) the singular includes the plural and vice versa;

(c) each gender includes the other gender;

(d) references to persons includes references to individuals, corporations, other bodies corporate or bodies politic;

(e) references to paragraphs or clauses are to a paragraph or clause of this document;

(f) a reference to a statute, regulation or agreement is to such a statute, regulation or agreement as from time to time amended;

(g) a reference to a person includes a reference to a person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(h) if a time period is specified and dates from a given date or the day of an act or event, it is to be calculated exclusive of that day;

(i) a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(j) a reference to any time is a reference to that time in Sydney, Australia;

(k) a reference to 'dollars' or '$' is to the lawful currency of the Commonwealth of Australia;

(l) a reference to a document is that document as varied, novated, ratified or replaced from time to time;

(m) the interpretation of a substantive provision is not affected by any heading; and

(n) 'includes' in any form is not a word of limitation.

1.3 Business Day

Except where otherwise expressly provided, where the day on which any act, matter or thing is to be done is a day other than a Business Day, that act, matter or thing shall be done on the next Business Day.

2. Conditions

2.1 Conditions precedent to the Demerger Scheme

The Demerger Scheme is conditional upon the satisfaction or waiver in accordance with clause 2.2 of each of the following conditions precedent:

(a) between the date of the Booklet and the Scheme Meeting, a majority of the AGL Directors do not change or withdraw their recommendation to AGL Shareholders to vote in favour of the Demerger Scheme;

(b) AGL Shareholders pass the Capital Reduction Resolution at the General Meeting, by the majority set out in Section 10.3(a) of the Booklet;

(c) AGL Shareholders pass the Name Change Resolution at the General Meeting, by the majority set out in Section 10.3(a) of the Booklet;

(d) AGL Shareholders approve the Demerger Scheme at the Scheme Meeting, by the majority set out in Section 10.3(b) of the Booklet;

(e) ASIC alters the details of AGL Energy's registration under section 164 of the Corporations Act to reflect the company's change in type from a proprietary company to a public company and under section 157(3) of the Corporations Act to reflect the company's change of name from "AGL Gas Developments Pty Limited" to "AGL Energy Limited";

(f) the Court approves the Demerger Scheme in accordance with section 411(4)(b) of the Corporations Act and an office copy of the order of the Court is lodged with ASIC;

(g) ASX approves the admission of AGL Energy to the official list of ASX, and grants permission for official quotation of the AGL Energy Shares on ASX, subject only to the Demerger Scheme becoming effective and such other conditions (including the provision of information required by ASX and other customary pre-quotation conditions) that are acceptable to AGL and AGL Energy;

(h) no temporary restraining order, preliminary or permanent injunction or other order is issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the Demerger is in effect at 9:00am on the Second Court Date;

(i) no Material Adverse Change has occurred and still exists in relation to either AGL or AGL Energy at 9:00am on the Second Court Date;

(j) the financing arrangements of AGL Energy Group and AGL Infrastructure Group (described in Sections 5.5(a) and 7.5(c) of the Booklet) have been entered into and not withdrawn before 9:00am on the Second Court Date;

(k) all approvals, consents, waivers and other acts as are necessary or, in the opinion of AGL, desirable to implement the Demerger are obtained from relevant regulatory authorities on or before 9:00am on the Second Court Date either unconditionally or on conditions satisfactory to AGL and AGL Energy; and

(l) by 9:00am on the Second Court Date, every person who has or will have a Material Contractual Right provides to the applicable member of the AGL Group their written consent to the change in control or other event giving rise to the Material Contractual Right and an enforceable, irrevocable and unconditional waiver or release in writing of the Material Contractual Right.

2.2 Waiver of certain conditions precedent

(a) Subject to clause 2.2(b), the conditions precedent in clause 2.1 are for the benefit of AGL and only AGL may waive any one or more of the conditions in clause 2.1.

(b) Only the conditions precedent in clauses 2.1(a), (c), (i), (j), (k) and (l) may be waived. The conditions precedent in clauses 2.1(c), (i), (j), (k) and (l) may only be waived with the prior consent of AGL Energy (such consent not to be unreasonably withheld or delayed).

2.3 Certificate in relation to conditions

AGL must provide to the Court on the Second Court Date a certificate confirming whether or not all the conditions precedent to this Demerger Scheme (other than the condition in clause 2.1(f)) have been satisfied or waived.

2.4 Effective Date

This Demerger Scheme takes effect for all purposes on the Effective Date.

2.5 End Date

This Demerger Scheme lapses and has no further force or effect if the Effective Date is not on or before 30 June 2006 (or such later date as AGL determines).

3. Implementation of this Demerger Scheme

3.1 Issue of AGL Energy Shares to AGL

Immediately prior to AGL reducing its capital under clause 3.2(a), AGL Energy will issue the number of AGL Energy Shares specified in clause 3.1 of the Deed Poll to AGL and AGL with the consent of AGL Energy will apply all intercompany debt owing by AGL Energy to it less the Energy Bank Debt Amount in consideration for the issue of those AGL Energy Shares. The AGL Energy Shares must:

(a) be validly issued;

(b) be fully paid; and

(c) rank pari passu in all respects with all other AGL Energy Shares then issued and outstanding.

3.2 Capital Reduction

(a) On the Demerger Date, AGL must reduce its capital by the Capital Reduction Amount.

(b) AGL will apply each Scheme Participant's Capital Reduction Entitlement in accordance with clause 3.3.

3.3 Capital Reduction Entitlement

(a) Each Scheme Participant (other than Ineligible Overseas Shareholders) directs AGL to apply and AGL must apply the Capital Reduction Entitlement of that Scheme Participant as consideration for the transfer by AGL to that Scheme Participant of the number of AGL Energy Shares equal to the number of the Scheme Participant's Scheme Shares.

(b) Each Ineligible Overseas Shareholder directs AGL to apply and AGL must apply the Capital Reduction Entitlement of that Ineligible Overseas Shareholder as consideration for the transfer by AGL to the Nominee of the number of AGL Energy Shares equal to the number of the Ineligible Overseas Shareholder's Scheme Shares.

3.4 Transfer of AGL Energy Shares

AGL must execute a transfer or transfers of all the AGL Energy Shares to the Scheme Participants (other than Ineligible Overseas Shareholders) or the Nominee, as the case may be, in the numbers determined in accordance with clause 3.3 and deliver the transfer or transfers to AGL Energy for registration on the Demerger Date.

3.5 Registration of transfers

On the Demerger Date, AGL Energy must register the transfers delivered to it under clause 3.4 by entering in the AGL Energy Share Register:

(a) the name of each Scheme Participant (other than Ineligible Overseas Shareholders) in respect of the AGL Energy Shares transferred to the relevant Scheme Participant; and

(b) the name of the Nominee in respect of those AGL Energy Shares that would otherwise be transferred to each Scheme Participant who is an Ineligible Overseas Shareholder.

3.6 Sale of Ineligible Overseas Shareholders' entitlements

(a) AGL must ensure that the Nominee as soon as practicable (and in any event within 20 Business Days after the Demerger Date) sells all AGL Energy Shares registered in its name pursuant to clause 3.5(b) on ASX and pays each of the Ineligible Overseas Shareholders an amount equal to the average net proceeds of sale (after deduction of any applicable brokerage, taxes and charges) of all AGL Energy Shares sold under this clause multiplied by the number of AGL Energy Shares that would otherwise be transferred to that Ineligible Overseas Shareholder. Payment is to be made by cheque in Australian currency drawn on an Australian bank and is to be sent by post to the Ineligible Overseas Shareholder within 30 Business Days after the Demerger Date.

(b) Payment in accordance with clause 3.6(a) fully satisfies and discharges all obligations of AGL and AGL Energy to Ineligible Overseas Shareholders in relation to the Capital Reduction and this Demerger Scheme.

3.7 Dispatch of holding statements

On the Business Day following the Demerger Date, AGL Energy must, in accordance with the Listing Rules, dispatch or procure the dispatch to each Scheme Participant (other than Ineligible Overseas Shareholders) or to the Nominee (as the case may be) by prepaid post to their Registered Address, CHESS holding statements for AGL Energy Shares to which they are entitled under this Demerger Scheme (and in the case of Scheme Participants that are joint holders of AGL Shares such holding statements must be forwarded to the holder whose name appears first in the AGL Share Register on the Record Date).

3.8 Repayment of Energy Bank Debt Amount

AGL Energy must repay the Energy Bank Debt Amount and all interest accrued on the Energy Bank Debt Amount to AGL in accordance with the terms of the Demerger Implementation Deed.

4. Dealings in AGL Shares

4.1 Dealings in AGL Shares by Scheme Participants

For the purposes of establishing who is a Scheme Participant, dealings in AGL Shares will be recognised by AGL provided that:

(a) in the case of dealings of the type to be effected on CHESS, the transferee is registered as the holder of the relevant AGL Shares on or before the Record Date; or

(b) in all other cases, registrable transfer or transmission applications in respect of those dealings are received at the place where the AGL Share Register is kept on or before the Record Date,

and AGL will not accept for registration or recognise for the purpose of establishing who are Scheme Participants any transfer or transmission application in respect of AGL Shares received after the Record Date.

4.2 AGL Share Register

For the purpose of determining entitlements to participate in this Demerger Scheme, AGL must maintain the AGL Share Register in accordance with the provisions of this clause 4 and the AGL Share Register in this form solely determines entitlements to the AGL Energy Shares.

4.3 Registration of holdings

AGL must register any registrable transfer or transmission application received in accordance with clause 4.1(b) on or before the Record Date.

5. General provisions

5.1 Agreement to become a member of AGL Energy

Under the Demerger Scheme:

(a) each Scheme Participant agrees and acknowledges that the provision to it of its Scheme Entitlement constitutes the satisfaction of all of its entitlements in and to the Scheme Participant's Capital Reduction Entitlement; and

(b) each Scheme Participant (other than Ineligible Overseas Shareholders) agrees to become a member of AGL Energy and to have its name entered in the AGL Energy Share Register and accepts the AGL Energy Shares issued under the Demerger Scheme on the terms and conditions of the constitution of AGL Energy,

without the need for any further act by a Scheme Participant.

5.2 Appointment of agent and attorney

Each Scheme Participant, without the need for any further act, irrevocably appoints AGL as its agent and attorney for the purpose of:

(a) executing any document or doing any other act necessary to give effect to the terms of the Demerger Scheme including, without limitation, the communication of the Scheme Participant's agreement under clauses 5.1 and 5.5 and instructions under clause 5.4; and

(b) enforcing the Deed Poll against AGL Energy,

and AGL accepts such appointment. AGL, as agent of each Scheme Participant, may sub-delegate its functions under this clause 5.2 to all or any of its directors and secretaries (jointly and severally).

5.3 Enforcement of Deed Poll

AGL undertakes in favour of each Scheme Participant that it will enforce the Deed Poll against AGL Energy on behalf of and as agent and attorney for Scheme Participants.

5.4 Instructions to AGL

Except for a Scheme Participant's tax file number, all binding instructions or notifications between a Scheme Participant (other than an Ineligible Overseas Shareholder) and AGL relating to Scheme Shares or a Scheme Participant's status as an AGL Shareholder (including, without limitation, any instructions relating to communications from AGL and whether dividends are to be paid by cheque or into a specified bank account) will, to the extent permitted, from the Record Date be deemed, by reason of the Demerger Scheme, to be similarly binding

instructions or notifications to, and accepted by, AGL Energy in respect of AGL Energy Shares transferred to Scheme Participants until those instructions or notifications are, in each case, revoked or amended in writing addressed to AGL Energy (at its registered address from time to time) or the AGL Energy Share Registry.

5.5 Scheme Participants' consent

Each Scheme Participant consents to AGL and AGL Energy doing all things necessary, incidental or expedient to the implementation and performance of the Demerger Scheme and acknowledges that the Demerger Scheme binds AGL and all of the AGL Shareholders from time to time (including those who do not attend the Scheme Meeting, do not vote at that meeting or vote against the Demerger Scheme).

5.6 Amendments to the Demerger Scheme

If the Court proposes to approve the Demerger Scheme subject to any alterations or conditions, AGL may, by its counsel or solicitors, and with the consent of AGL Energy, consent to those alterations or conditions on behalf of all persons concerned, including a Scheme Participant.

6. General

6.1 Inconsistencies

To the extent of inconsistency between the Demerger Scheme and the AGL Constitution, the Demerger Scheme overrides the AGL Constitution and binds AGL and all AGL Shareholders.

6.2 Further assurance

AGL will execute all deeds and other documents and do all acts and things necessary or expedient for the implementation and performance of the Demerger Scheme and will, on behalf of Scheme Participants, procure AGL Energy to execute all documents and do all acts and things necessary or desirable for the implementation and performance of the steps attributed to AGL Energy under the Demerger Scheme.

6.3 Costs

Except as otherwise expressly stated in the Demerger Scheme, AGL will, or will procure that AGL Energy will, pay any costs, and any stamp duty and any related fines or penalties, which are payable on or in respect of this Demerger Scheme or on any document referred to in this Demerger Scheme.

6.4 Governing law

This Demerger Scheme is governed by the laws of the State of New South Wales, Australia.

6.5 Official quotation of AGL Energy Shares

AGL will procure that on or before the Effective Date, AGL Energy applies to ASX for admission of AGL Energy to the official list of ASX and for AGL Energy Shares to be quoted on ASX.

6.6 Notices

Any notice or other communication to AGL in respect of this Demerger Scheme must be in legible writing and in English and:

(a) addressed as shown below:

Attention: Company Secretary
Address: 72 Christie Street,
St Leonards
NSW 2065
Fax no: +61 2 9921 2552;

(b) must be signed by the person making the communication or by a person duly authorised by that person;

(c) must be delivered or posted by prepaid post to the address, or sent by fax to the fax number, of AGL in accordance with clause 6.6(a); and

(d) will be regarded as received by AGL:

(i) if sent by fax, at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is not a Business Day, or is after 5:00pm on a Business Day, in which case that communication will be regarded as received at 9:00am on the next Business Day; and

(ii) in any other case, on delivery at the address of AGL as provided in clause 6.6(a), unless that delivery is not made on a Business Day, or after 5:00pm on a Business Day, in which case that communication will be regarded as received at 9:00am on the next Business Day.

14. Deed Poll

DEED POLL made on 11 February 2006

BY AGL Gas Developments Pty Limited ACN 115 061 375 of 72 Christie Street, St Leonards NSW 2065 (**AGL Energy**);

IN FAVOUR OF The holders of fully paid ordinary shares in The Australian Gas Light Company ABN 95 052 167 405 (**AGL**) as at the Record Date (**Scheme Participants**).

RECITALS

A. The directors of AGL have proposed the Demerger Scheme.

B. AGL Energy is entering into this Deed Poll for the purpose of covenanting in favour of Scheme Participants to perform the steps attributed to it under the Demerger Scheme.

1. Definitions and interpretation

1.1 Definitions

In this Deed Poll:

(a) **Demerger Scheme** means the proposed scheme of arrangement between AGL and the holders of fully paid ordinary shares in AGL, subject to any alterations or conditions made or required by the Federal Court of Australia pursuant to section 411 of the Corporations Act 2001 (Cth); and

(b) words and phrases defined in the Demerger Scheme have the same meaning in this Deed Poll.

1.2 Interpretation

In this document, unless the contrary intention appears or the context requires otherwise:

(a) words and phrases (other than those defined in clause 1.1) have the same meaning (if any) given to them in the Corporations Act;

(b) the singular includes the plural and vice versa;

(c) each gender includes the other gender;

(d) references to persons include references to individuals, corporations, other bodies corporate or bodies politic;

(e) references to paragraphs or clauses are to a paragraph or clause of this document;

(f) a reference to a statute, regulation or agreement is to such a statute, regulation or agreement as from time to time amended;

(g) a reference to a person includes a reference to a person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(h) if a time period is specified and dates from a given date or the day of an act or event, it is to be calculated exclusive of that day;

(i) a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(j) a reference to any time is a reference to that time in Sydney, Australia;

(k) a reference to 'dollar' or '$' is to the lawful currency of the Commonwealth of Australia;

(l) a reference to any document (including this Deed Poll) is to that document as varied, novated, ratified or replaced from time to time;

(m) the interpretation of a substantive provision is not affected by any heading; and

(n) 'includes' in any form is not a word of limitation.

1.3 Nature of Deed Poll

AGL Energy acknowledges that:

(a) this Deed Poll may be relied on and enforced by any Scheme Participant in accordance with its terms even though the Scheme Participants are not party to it;

(b) under the Demerger Scheme, each Scheme Participant appoints AGL as its agent and attorney to enforce this Deed Poll against AGL Energy; and

(c) AGL may enforce this Deed Poll against AGL Energy in its own name notwithstanding that AGL is not a party to this Deed Poll.

2. Conditions

2.1 Conditions

AGL Energy's obligations under this Deed Poll are subject to the satisfaction of each condition in clause 2.1 of the Demerger Scheme in accordance with their terms (or, to the extent permitted by the Demerger Scheme, the waiver of those conditions).

2.2 Termination

If the conditions in clause 2.1 of the Demerger Scheme are not satisfied on or before 30 June 2006 (or such later date as AGL determines for the purposes of clause 2.5 of the Demerger Scheme), AGL Energy's obligations under this Deed Poll automatically terminate.

2.3 Consequences of termination

If this Deed Poll is terminated under clause 2.2, then in addition and without prejudice to any other rights, powers or remedies, AGL Energy is released from its obligations to further perform this Deed Poll except those obligations under clause 7.1.

3. Obligation to issue AGL Energy Shares and share registry matters

3.1 Obligation to issue AGL Energy Shares

Subject to clause 2 and in accordance with the provisions of the Demerger Implementation Deed and clause 3.1 of the Demerger Scheme, AGL Energy will issue to AGL the number of AGL Energy Shares equal to the number of AGL Shares on issue at the Record Date less the number of AGL Energy Shares on issue at the Record Date.

3.2 Obligation to update AGL Energy Share Register

In accordance with clause 3.5 of the Demerger Scheme, on the Demerger Date AGL Energy must procure the entry in the AGL Energy Share Register of the name of:

(a) each Scheme Participant (other than Ineligible Overseas Shareholders) in respect of the AGL Energy Shares transferred to the relevant Scheme Participant pursuant to the Demerger Scheme; and

(b) the Nominee in respect of those AGL Energy Shares that would otherwise be transferred to each Scheme Participant who is an Ineligible Overseas Shareholder.

3.3 Holding statements

In accordance with clause 3.7 of the Demerger Scheme, on the Business Day following the Demerger Date, AGL Energy must dispatch or procure the dispatch by prepaid post to each Scheme Participant other than Ineligible Overseas Shareholders (to their address as recorded in the AGL Share Register at the Record Date) or the Nominee (as the case may be) of CHESS holding statements for the AGL Energy Shares transferred to such Scheme Participants or the Nominee (as the case may be) in accordance with the Demerger Scheme (and, in the case of Scheme Participants who are joint holders of AGL Shares, CHESS holding statements in relation to the AGL Energy Shares shall be forwarded to the holder whose name appears first in the AGL Share Register on the Record Date).

4. Other obligations of AGL Energy

AGL Energy covenants in favour of Scheme Participants:

(a) to perform all other steps attributed to it under, and otherwise to comply with, the Demerger Scheme as if named as a party to the Demerger Scheme;

(b) to perform all steps required of it under, and to otherwise comply with, the Demerger Implementation Deed; and

(c) on or before the Effective Date, to apply for admission to the official list of ASX and for the quotation of AGL Energy Shares on the stock market conducted by ASX.

5. Warranties

AGL Energy represents and warrants that:

(a) it is a corporation validly existing under the laws of its place of registration;

(b) it has the corporate power to enter into and perform its obligations under this Deed Poll and to carry out the transactions contemplated by this Deed Poll;

(c) it has taken all necessary corporate action to authorise its entry into this Deed Poll and has taken or will take all necessary corporate action to authorise the performance of this Deed Poll and to carry out the transactions contemplated by this Deed Poll; and

(d) this Deed Poll is valid and binding on it.

6. Continuing obligations

This Deed Poll is irrevocable and, subject to clause 2, remains in full force and effect until:

(a) AGL Energy has fully performed its obligations under this Deed Poll; or

(b) the earlier termination of this Deed Poll under clause 2.

7. General

7.1 Stamp duty

AGL Energy will:

(a) pay all stamp duties and any related fines and penalties in respect of this Deed Poll, the performance of this Deed Poll and each transaction effected by or made under this Deed Poll; and

(b) indemnify each Scheme Participant against any liability arising from failure to comply with clause 7.1(a).

7.2 Governing law and jurisdiction

(a) This Deed Poll is governed by the laws of the State of New South Wales, Australia.

(b) AGL Energy irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales, Australia.

7.3 Waiver

(a) Waiver of any right arising from a breach of this Deed Poll or of any right, power, authority, discretion or remedy arising upon default under this Deed Poll must be in writing and signed by the party granting the waiver.

(b) A failure or delay in exercise, or partial exercise, of:

(i) a right arising from a breach of this Deed Poll; or

(ii) a right, power, authority, discretion or remedy created or arising upon default under this Deed Poll,

does not result in a waiver of that right, power, authority, discretion or remedy.

(c) A party is not entitled to rely on a delay in the exercise or non-exercise of a right, power, authority, discretion or remedy arising from a breach of this Deed Poll or on a default under this Deed Poll as constituting a waiver of that right, power, authority, discretion or remedy.

(d) A party may not rely on any conduct of another party as a defence to exercise of a right, power, authority, discretion or remedy by that other party.

(e) This clause may not itself be waived except in writing.

7.4 Variation

A provision of this Deed Poll may not be varied unless:

(a) before the Second Court Date, the variation is agreed to in writing by AGL; or

(b) on or after the Second Court Date, the variation is agreed to in writing by AGL and is approved by the Court,

in which event AGL Energy will enter into a further deed poll in favour of the Scheme Participants giving effect to the amendment.

7.5 Cumulative rights

The rights, powers and remedies of AGL Energy and the Scheme Participants under this Deed Poll are cumulative and do not exclude any other rights, powers or remedies provided by the law independently of this Deed Poll.

7.6 Assignment

The rights and obligations of AGL Energy and the rights of each Scheme Participant under this Deed Poll are personal and must not be assigned or otherwise dealt with at law or in equity.

7.7 Further action

AGL Energy will promptly do all things and execute all further documents necessary to give effect to this Deed Poll.

15. Notices of Meeting

1. Notice of General Meeting of The Australian Gas Light Company

Notice is given that a general meeting of The Australian Gas Light Company **(Company)** Shareholders will be held at City Recital Hall, Angel Place, Sydney on 27 March 2006 at 10:00am for the purpose of transacting the following business.

Terms used in this notice have the same meaning as set out in the Glossary in Section 16 of the Booklet of which this notice forms part.

(a) Business of the General Meeting

Resolution 1 – Capital Reduction

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That, subject to and conditional on the Demerger Scheme coming into effect in accordance with section 411(10) of the Corporations Act, the Capital Reduction (namely, the reduction in the Company's share capital on the Demerger Date under section 256B of the Corporations Act of an amount of $3.00 for each AGL Share on issue at the Record Date, with the reduction being effected and satisfied by appropriating such amount for the benefit of AGL Shareholders at the Record Date and applied in accordance with the Demerger Scheme) is approved."

Resolution 2 – Change of name

To consider and, if thought fit, to pass the following resolution as a special resolution:

"That, subject to and conditional on the Demerger Scheme coming into effect in accordance with section 411(10) of the Corporations Act, for the purposes of section 157(1) of the Corporations Act and for all other purposes, the Company adopt "AGL Infrastructure Limited" as the name of the Company with effect from the Effective Date and the Company's constitution be amended accordingly."

By order of the Board

Jane McAloon
Company Secretary
13 February 2006

(b) Voting

Majorities required

For the Capital Reduction Resolution to be passed, it must be approved by a simple majority of the votes cast on the resolution.

For the Name Change Resolution to be passed, it must be approved by a special majority, being at least 75% of the votes cast on the resolution.

How to vote

AGL Shareholders can vote in either of two ways:

- by attending the General Meeting and voting in person or by attorney or, in the case of corporate shareholders, by corporate representative; or
- by appointing a proxy to attend and vote on their behalf either by:
  - using the proxy form accompanying the Booklet of which this notice forms part; or
  - recording their proxy voting instructions on the internet at **www.agl.com.au**. To access this facility, AGL Shareholders will need their holder identification number (HIN) or securityholder reference number (SRN), surname or company name (as the case may be) and postcode which are printed on the proxy form which accompanies this Booklet. AGL Shareholders who wish to vote only part of their holding, or to split their vote, will need to lodge a paper proxy form.

Instructions on how to appoint a proxy are set out below and are detailed on the back of the proxy form.

Voting in person or by attorney

AGL Shareholders are asked to arrive at the venue from 9.00am to allow for registration for the General Meeting. To help facilitate registration for the General Meeting, please bring the proxy form accompanying the Booklet. A map containing the location of City Recital Hall and transportation instructions appear at the end of the Notice of Court-Ordered Scheme Meeting which follows this notice.

A representative of a company attending the General Meeting must present satisfactory evidence of his or her appointment to attend on its behalf, unless previously lodged with AGL or the AGL Share Registry. Attorneys should bring with them original or certified copies of the power of attorney under which they have been authorised to attend and vote at the General Meeting, unless previously lodged with AGL or the AGL Share Registry.

Voting by proxy

- An AGL Shareholder entitled to attend and vote is entitled to appoint not more than two proxies. Each proxy will have the right to vote on the poll and also to speak at the General Meeting.
- The appointment of a proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed and the appointment does not specify the proportion or number of the AGL Shareholder's votes that each proxy may exercise, each proxy may exercise half of the votes. However, neither proxy may vote on a show of hands.
- A proxy need not be an AGL Shareholder.
- If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as that person thinks fit.
- If a proxy is instructed to abstain from voting on any item of business, that person is directed not to vote on the AGL Shareholder's behalf on the poll and the AGL Shares the subject of the proxy appointment will not be counted in computing the required majority.
- AGL Shareholders who return their proxy form(s) with a direction how to vote but do not nominate the identity of their proxy will be taken to have appointed the Chairman of the General Meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the General Meeting, the Chairman of the General Meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the Chairman of the General Meeting, the company secretary of AGL or any AGL Director that do not contain a direction will be used to support the Capital Reduction Resolution and the Name Change Resolution (as applicable).
- Completed proxy form(s) should be sent to the AGL Share Registry using the envelope provided with the Booklet.
- To be effective:
  - proxy forms must be:
    - sent to the AGL Share Registry (using the envelope included with the Booklet) or hand delivered to Level 12, 680 George Street, Sydney NSW 2000;
    - faxed to the AGL Share Registry on (02) 9287 0309 from within Australia or +61 2 9287 0309 from overseas; or
    - sent to AGL's registered office at 72 Christie Street, St Leonards NSW 2065; or
    - electronic proxy voting instructions must be recorded on the internet at **www.agl.com.au**,

  so that they are received by no later than 11:00am on 25 March 2006. Proxy forms or proxy voting instructions received after this time will be invalid.
- The proxy form must be signed by the AGL Shareholder or the AGL Shareholder's attorney. Proxies given by corporations must be executed in accordance with the Corporations Act. Where the appointment of a proxy is signed by the appointor's attorney, a certified copy of the power of attorney, or the power itself, must be received by the AGL Share Registry at either of the above addresses or by fax by 11:00am on 25 March 2006. If faxed, the power of attorney must be certified.

(c) AGL Shareholders who are entitled to vote

In accordance with regulation 7.11.37 of the Corporations Regulations, AGL has determined that the time for determining eligibility to vote at the General Meeting is 11:00am on 25 March 2006. Only those AGL Shareholders entered on the AGL Share Register at that time will be entitled to attend and vote at the General Meeting.

(d) Explanatory notes on the business to be conducted at the General Meeting

These notes explain the items of business to be considered at the General Meeting. If you would like any more information, please contact the AGL Share Registry on 1800 824 522 (within Australia) or +61 2 8280 7012 (international number).

Resolution 1 – Capital Reduction

The Capital Reduction Resolution is being put to AGL Shareholders to obtain approval under section 256C of the Corporations Act to an equal reduction in AGL's share capital under section 256B of the Corporations Act of an amount of $3.00 for each AGL Share on issue at the Record Date. The reduction is to be effected by appropriating such amount for the benefit of AGL Shareholders at the Record Date and will be applied in accordance with the Demerger Scheme.

The Capital Reduction Resolution is being proposed in connection with the Demerger Scheme and the Demerger Scheme is dependent on the passing of the Capital Reduction Resolution. The Capital Reduction Resolution is also conditional on the Demerger Scheme coming into effect.

The impact, financial and otherwise, on AGL and AGL Shareholders if the Capital Reduction Resolution is passed, together with other factors which are material to the making of a decision by AGL Shareholders whether to approve the Capital Reduction Resolution, is as described in this Booklet.

If the Capital Reduction Resolution is passed by the requisite majority of AGL Shareholders present and voting at the General Meeting (whether in person or by proxy), it will take effect on the Demerger Date, provided the Demerger Scheme is approved by the requisite majority of AGL Shareholders and by the Court and all other conditions relating to the Demerger Scheme are satisfied (or, where applicable, waived).

The AGL Directors believe that, taking into account all relevant matters, the Capital Reduction will not materially prejudice AGL's ability to pay its creditors.

Each AGL Director recommends that you vote in favour of the Demerger (including the Capital Reduction and the Demerger Scheme), and intends to vote all AGL Shares held or controlled by them in favour of the Demerger.

Resolution 2 – Change of name

The Name Change Resolution is being put to AGL Shareholders to obtain approval by a special resolution under section 157(1) of the Corporations Act to a change in name of the Company. The Name Change Resolution is conditional on the Demerger Scheme coming into effect. The Company proposes to change its name from The Australian Gas Light Company to AGL Infrastructure Limited in order to reflect the impact of the Demerger on the Company's operations.

If the Name Change Resolution is passed by a special majority of all AGL Shareholders present and voting at the General Meeting (whether in person or by proxy), it will take effect provided that the Demerger Scheme is approved by the requisite majority of AGL Shareholders and by the Court and all other conditions to the Scheme are satisfied (or, if applicable, waived). The change of name is also subject to, and will take effect when, ASIC effects the change and alters the Company's registration details. This is expected to occur on or around the Effective Date.

AGL Shareholder approval of the change of name is a condition precedent to the Demerger Scheme taking effect, but that condition may be waived by AGL. If the Name Change Resolution is not passed and AGL elects not to waive the condition then the Demerger will not proceed. If the Name Change Resolution is not passed and AGL elects to waive the condition, then AGL Infrastructure will convene a further general meeting of AGL Infrastructure Shareholders to consider another change of name resolution in due course.

Each AGL Director recommends that you vote in favour of the Name Change Resolution and intends to vote all AGL Shares held or controlled by them in favour of the resolution.

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2. Notice of Court-Ordered Scheme Meeting of Holders of Shares in The Australian Gas Light Company

By an order of the Federal Court of Australia made on 10 February 2006 pursuant to section 411(1) of the Corporations Act, a meeting of shareholders of The Australian Gas Light Company **(Company)** will be held at City Recital Hall, Angel Place, Sydney on 27 March 2006 at 10:30am or as soon thereafter as the General Meeting has concluded or been adjourned.

The Court has also directed that Mark Johnson act as Chairman of the Meeting or failing him Graham Reaney, and has directed the Chairman to report the result of the Meeting to the Court.

To enable you to make an informed voting decision, further information on the Demerger Scheme is set out in this Booklet of which this notice forms part. Terms used in this notice have the same meaning as set out in the Glossary in Section 16 of the Booklet.

(a) Business of the meeting

Resolution – Demerger Scheme

To consider and, if thought fit, to pass the following resolution:

"Subject to and conditional on the Capital Reduction Resolution being approved under section 256C of the Corporations Act that pursuant to, and in accordance with, section 411 of the Corporations Act, the scheme of arrangement proposed between the Company and the holders of its ordinary shares as contained in and more particularly described in the Booklet of which the notice convening this meeting forms part is approved (with or without modification as approved by the Federal Court of Australia)."

(b) Voting

Majority required

For the resolution approving the Demerger Scheme to be passed, it must be approved by a majority in number of the AGL Shareholders voting (whether in person or by proxy) at the meeting, who must together hold at least 75% of the votes cast on the resolution.

How to vote

AGL Shareholders can vote in either of two ways:

- by attending the meeting and voting in person or by attorney or, in the case of corporate shareholders, by corporate representative; or
- by appointing a proxy to attend and vote on their behalf either by:
  - using the proxy form accompanying the Booklet of which this notice forms part; or
  - recording their proxy voting instructions on the internet at **www.agl.com.au**. To access this facility, AGL Shareholders will need their holder identification number (HIN) or securityholder reference number (SRN), surname or company name (as the case may be) and postcode which are printed on the proxy form which accompanies this Booklet. AGL Shareholders who wish to vote only part of their holding, or to split their vote, will need to lodge a paper proxy form.

Instructions on how to appoint a proxy are set out below and are detailed on the back of the proxy form.

Voting in person or by attorney

AGL Shareholders are asked to arrive at the venue from 9:00am to allow for registration for the meeting. To help facilitate registration for the meeting, please bring the proxy form accompanying the Booklet. A map containing the location of City Recital Hall and transportation instructions appear at the end of this notice.

A representative of a company attending the meeting must present satisfactory evidence of his or her appointment to attend on its behalf, unless previously lodged with AGL or the AGL Share Registry. Attorneys should bring with them original or certified copies of the power of attorney under which they have been authorised to attend and vote at the Scheme Meeting, unless previously lodged with AGL or the AGL Share Registry.

Voting by proxy

- An AGL Shareholder entitled to attend and vote is entitled to appoint not more than two proxies. Each proxy will have the right to vote on the poll and also to speak at the Scheme Meeting.
- The appointment of a proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed and the appointment does not specify the proportion or number of the AGL Shareholder's votes that each proxy may exercise, each proxy may exercise half of the votes. However, neither proxy may vote on a show of hands.

- A proxy need not be an AGL Shareholder.
- If a proxy is not directed how to vote on an item of business, the proxy may vote or abstain from voting, as that person thinks fit.
- If a proxy is instructed to abstain from voting on an item of business, that person is directed not to vote on the AGL Shareholder's behalf on the poll, and the AGL Shares the subject of the proxy appointment will not be counted in computing the required majority.
- AGL Shareholders who return their proxy form(s) with a direction how to vote but do not nominate the identity of their proxy will be taken to have appointed the Chairman of the Meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the meeting, the Chairman of the Meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the Chairman of the Meeting, the company secretary of AGL or any AGL Director which do not contain a direction will be used to support the resolution to approve the Demerger Scheme.
- Completed proxy forms should be sent to the AGL Share Registry using the envelope provided with the Booklet.
- To be effective:
  - proxy forms must be:
    - sent to the AGL Share Registry (using the envelope included with the Booklet) or hand delivered to Level 12, 680 George Street, Sydney NSW 2000;
    - faxed to the AGL Share Registry on (02) 9287 0309 from within Australia or +61 2 9287 0309 from overseas;
    - sent to AGL's registered office at 72 Christie Street, St Leonards NSW 2065; or
  - electronic proxy voting instructions must be recorded on the internet at **www.agl.com.au**,

  so that they are received by no later than 11:00am on 25 March 2006. Proxy forms or proxy voting instructions received after this time will be invalid.
- The proxy form must be signed by the AGL Shareholder or the AGL Shareholder's attorney. Proxies given by corporations must be executed in accordance with the Corporations Act. Where the appointment of a proxy is signed by the appointor's attorney, a certified copy of the power of attorney, or the power itself, must be received by the AGL Share Registry at either of the above addresses or by fax by 11:00am on 25 March 2006. If faxed, the power of attorney must be certified.

(c) AGL Shareholders who are entitled to vote

Pursuant to section 411 of the Corporations Act and all other enabling powers, the Court has determined that the time for determining eligibility to vote at the Scheme Meeting is 11:00am on 25 March 2006. Only those AGL Shareholders entered on the AGL Share Register at that time will be entitled to attend and vote at the Scheme Meeting.

(d) Court approval

In accordance with section 411(4)(b) of the Corporations Act, in order to become effective the Demerger Scheme (with or without modification) must be approved by an order of the Court. If the resolution put to this meeting is passed by the requisite majority and the other conditions precedent to the Demerger Scheme are satisfied (or, where applicable, waived), AGL intends to apply to the Court on 30 March 2006 for approval of the Demerger Scheme.

(e) How to find City Recital Hall

You can use the map opposite to find the nearest transport routes and the location of the Meeting – City Recital Hall, Angel Place, Sydney.


Wynyard
Hunter Street
Erskine Street
Carrington Street
Wynyard lane
York Lane
Clarence Street
York Street
Wynyard Street
George Street
Ash Street
City Recital Hall
Angel Place
Pitt Street
Martin Place
Martin Place
Barrack Street
Barrack Street
P

By train

City Recital Hall is a short walk from Wynyard Station and Martin Place Station.

By car

There are many car parks located within walking distance.

By bus

Bus interchanges are nearby at George and York Streets.

By taxi

Your taxi can enter from George Street.

For more specific information about public transport routes and timetable, contact the State Transit Authority on 131500 or visit 131500.com.au

16. Glossary

In this Booklet, unless the context otherwise requires:

AASB 139 means Australian Accounting Standard AASB 139 "Financial Instruments: Recognition and Measurement".

ABARE means the Australian Bureau of Agricultural and Resource Economics.

ACCC means the Australian Competition and Consumer Commission.

ActewAGL means the multi-utility joint venture between ACTEW Corporation and AGL.

ACTEW Corporation means ACTEW Corporation Limited ACN 069 381 960.

AEMC means the Australian Energy Market Commission.

AER means the Australian Energy Regulator.

AGAAP means Australian Generally Accepted Accounting Principles.

Agility means Agility Management Pty Limited ACN 086 013 461.

AGL means The Australian Gas Light Company ACN 052 167 405 and, where the context requires, includes each Subsidiary of The Australian Gas Light Company before the implementation of the Demerger.

AGL Board means the board of directors of AGL as at the date of this Booklet, unless the context otherwise requires, in which case it means the board of directors of AGL from time to time.

AGL Corporate means AGL Corporate Services Pty Limited ACN 093 015 724.

AGL Director means a director of AGL as at the date of this Booklet.

AGL Energy means, where the reference relates to a period of time before the implementation of the Demerger, AGL and each Subsidiary of AGL which is involved in carrying on the Energy Business at any time prior to the implementation of the Demerger, and otherwise AGLEN and, where the context requires, includes each Subsidiary of AGLEN immediately following the implementation of the Demerger.

AGL Energy Board means the board of directors of AGLEN.

AGL Energy Constitution means the constitution of AGLEN to be approved by AGL (as sole shareholder of AGLEN) prior to the Demerger Date.

AGL Energy Director means a person who is a director of AGLEN.

AGL Energy LTIP has the meaning given to that term in Section 9.5.

AGL Energy STIP has the meaning given to that term in Section 9.5.

AGL Energy Plan Participants has the meaning given to that term in Section 9.3(c).

AGL Energy Share means a fully paid ordinary share in the capital of AGLEN.

AGL Energy Share Register means the register of AGL Energy Shareholders maintained under section 169 of the Corporations Act.

AGL Energy Shareholder means a holder of one or more AGL Energy Shares.

AGL Gas Networks means AGL Gas Networks Limited ACN 003 004 322.

AGL Infrastructure means, where the reference relates to a period of time before the implementation of the Demerger, AGL and each Subsidiary of AGL which is involved in carrying on the Infrastructure Business at any time prior to the implementation of the Demerger, and otherwise to AGLIF and, where the context requires, includes each Subsidiary of AGLIF immediately following the implementation of the Demerger.

AGL Infrastructure Board means the board of directors of AGLIF.

AGL Infrastructure Constitution means the constitution of AGLIF.

AGL Infrastructure Director means a person who at the date of this Booklet is, and who following the Effective Date will continue to be, a director of AGLIF.

AGL Infrastructure LTIP has the meaning given to that term in Section 9.4.

AGL Infrastructure STIP has the meaning given to that term in Section 9.4.

AGL Infrastructure Plan Participants has the meaning given to that term in Section 9.3(c).

AGL Infrastructure Share means a fully paid ordinary share in the capital of AGLIF.

AGL Infrastructure Shareholder means a holder of one or more AGL Infrastructure Shares.

AGL Loan Plan Shares has the meaning given to that term in Section 9.2(d).

AGL LTIP has the meaning given to that term in Section 9.1.

AGL Management Plan Shares has the meaning given to that term in Section 9.2(e).

AGL Management Share Plan has the meaning given to that term in Section 9.1.

AGL Purchase Plan Shares has the meaning given to that term in Section 9.2(b).

AGL Reward Plan Shares has the meaning given to that term in Section 9.2(a).

AGL Share means a fully paid ordinary share in the capital of AGL.

AGL Share Loan Plan has the meaning given to that term in Section 9.1.

AGL Share Purchase Plan has the meaning given to that term in Section 9.1.

AGL Share Register means the register of AGL Shareholders maintained under section 169 of the Corporations Act.

AGL Share Registry means Link Market Services Limited of Level 12, 680 George Street, Sydney NSW 2000 or Locked Bag A14, Sydney South NSW 1235.

AGL Share Reward Plan has the meaning given to that term in Section 9.1.

AGL Shareholder means a holder of one or more AGL Shares, and where the context requires, on the Record Date.

AGL Wholesale Gas means AGL Wholesale Gas Limited ACN 072 948 504.

AGLE means AGL Electricity Limited ACN 064 651 083.

AGLEN means the legal entity which is currently named AGL Gas Developments Pty Limited ACN 115 061 375 and which will, prior to the Demerger being implemented, be converted to a public company and be renamed AGL Energy Limited ACN 115 061 375.

AGLIF means the legal entity which is currently named The Australian Gas Light Company ACN 052 167 405 and which, if the Demerger is implemented, will be renamed AGL Infrastructure Limited ACN 052 167 405.

AGLSB means AGL Superannuation & Benefits Pty. Ltd. ACN 064 796 854.

AGLSP means AGL Share Plan Pty Limited ACN 080 609 749.

AIFRS means the Australian equivalents to IFRS.

APC means the AGL Petronas Consortium, a 50/50 joint venture between AGL and Petronas for the purpose of constructing the PNG Australian Pipeline.

APT means Australian Pipeline Trust ARSN 091 678 778.

ASIC means the Australian Securities & Investments Commission.

ASX means Australian Stock Exchange Limited.

ATO means the Australian Taxation Office.

Attachment means an attachment of this Booklet.

Australian Accounting Standard means an accounting standard made by the Australian Accounting Standards Board in accordance with the Corporations Act.

Australian Government means Australian Federal Government.

A$, $ or **cents** means the lawful currency of Australia.

BHP means BHP Billiton Petroleum (Bass Strait) Pty. Ltd. ACN 004 228 004.

BOC means BOC Limited ACN 000 029 729 and, where the context requires, BOC Group Pty Limited ACN 003 964 163.

Booklet means this booklet.

Business Day has the meaning given to that term in the Listing Rules.

Capital Reduction means the reduction of the share capital of AGL by the Capital Reduction Amount, in accordance with the terms of the Capital Reduction Resolution.

Capital Reduction Amount means $3.00 per Scheme Share.

Capital Reduction Resolution means the ordinary resolution to approve the Capital Reduction to be considered at the General Meeting.

CGT means Australian capital gains tax.

CHESS means the Clearing House Electronic Subregister System.

Corporations Act means the Corporations Act 2001 (Cth).

Corporations Regulations means the Corporations Regulations 2001 (Cth).

Court means the Federal Court of Australia.

CPI means the Australian Consumer Price Index.

cps means cents per share.

CSM means coal seam methane (or gas), being gas (principally methane) extracted from coal seams and being suitable (generally after treatment) for sale as natural gas.

Deed Poll means the deed poll in favour of AGL Shareholders, in the form of Section 14 (subject to any amendments permitted by its terms), under which AGLEN undertakes to take the steps required to be taken by it for proper implementation of the Demerger Scheme.

Demerger means the demerger of AGL Energy from AGL to be implemented in the manner as more fully described in this Booklet, in accordance with the terms of the Capital Reduction and the Demerger Scheme.

Demerger Date means 13 April 2006 or such other date as determined by the AGL Board.

Demerger Deed means the deed to be entered into prior to the Second Court Date between AGL and AGLEN dealing with transitional and miscellaneous commercial issues arising in connection with the legal and economic separation of AGL Energy from AGL, a summary of which is set out in Section 10.8.

Demerger Implementation Deed means the deed dated 9 February 2006 between AGL and AGLEN under which each party undertakes specific obligations to give effect to the Demerger, a summary of which is set out in Section 10.8.

Demerger Proposal means the proposal by AGL to effect the Demerger.

Demerger Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act between AGL and its shareholders as described in this Booklet subject to any alterations or conditions made or required by the Court pursuant to section 411 of the Corporations Act.

EBIT means profit from ordinary activities before borrowing costs and income tax expense and after the pro forma adjustments referred to in Sections 5 and 7.

EBITDA means profit from ordinary activities before borrowing costs, income tax expense, depreciation and amortisation and after the pro forma adjustments referred to in Sections 5 and 7.

Economic Separation Date means 12:00 midnight on 31 March 2006.

Effective Date means the date on which the office copy of the Court order approving the Demerger Scheme pursuant to section 411(4)(b) of the Corporations Act is lodged with ASIC pursuant to section 411(10) of the Corporations Act, or if an earlier date is specified in the Court order for the coming into effect of the Demerger Scheme, that earlier date.

Elgas means Elgas Ltd ACN 002 749 260.

Energy Bank Debt Amount means an amount agreed between AGL and AGL Energy prior to the Demerger Date, which is anticipated to be around $300 million but will not exceed $400 million.

Energy Business means any or all of the businesses of retailing gas, electricity and LPG, acquiring gas and electricity under long term supply arrangements and investing in power generation and upstream gas interests, all of which are more particularly disclosed in Section 4.

ESC means the Essential Services Commission (Victoria).

Esso means Esso Australia Resources Pty Ltd ACN 091 829 819.

Exchange Act means the US Securities Exchange Act of 1934, as amended.

Explanatory Statement has the meaning given to that term in Part 5.1 of the Corporations Act.

FEED means front end engineering and design.

FRC means full retail contestability.

GAR means Gas Access Regime (the National Third Party Access Regime for Natural Gas Pipelines).

Gas Code means the National Third Party Access Code for Natural Gas Pipeline Systems.

Gas Valpo means the gas supply and distribution business owned by AGL Infrastructure in Valparaiso, Chile described in Section 6.1(a)(iii).

GEAC means Great Energy Alliance Corporation Pty Limited ACN 105 266 028.

GEC means Gas Electricity Certificate (Queensland).

General Meeting means the general meeting of AGL Shareholders convened to consider the resolutions set out in the notice of general meeting in Section 15 and to be held at 10:00am on 27 March 2006.

Grant Samuel means Grant Samuel & Associates Pty Limited ACN 050 036 372.

GJ means gigajoules. A measure of energy.

GW means gigawatt. A measure of energy consumption.

GWh means GW hours. A measure of the rate of energy consumption.

HC Extractions means H C Extractions Pty Ltd ACN 002 945 655.

IBM means IBM Global Services Australia Limited ACN 001 538 736.

ICRC means the Independent Competition and Regulatory Commission (ACT).

IFRS means International Financial Reporting Standards.

Independent Expert means Grant Samuel.

Ineligible Overseas Shareholder means an AGL Shareholder whose address on the AGL Share Register on the Record Date is in any jurisdiction other than Australia and its external territories, Hong Kong, Japan, New Zealand, Singapore, the United Kingdom or the United States of America.

Infrastructure Business means any or all of the businesses of transmitting and distributing gas and electricity, investing in contracted power generation, Gas Valpo and providing asset management, maintenance and operating services, all of which are more particularly disclosed in Section 6.

Internal Restructure Agreements means the agreements referred to in Section 12.8(b).

Investigating Accountant means Deloitte Touche Tohmatsu.

Investigating Accountant's Report means the report of the Investigating Accountant set out in Attachment A.

IPART means the Independent Pricing and Regulatory Tribunal (New South Wales).

km means kilometre.

kW means kilowatt.

Listing Rules means the official listing rules of ASX from time to time as modified by any express written waiver given by ASX.

LPG means liquefied petroleum gas.

LYA means Loy Yang A Power Station.

LYP means Loy Yang Power Partnership.

Management Plan Loan has the meaning given to that term in Section 9.2(e).

MCE means the Ministerial Council on Energy.

Meetings means the General Meeting and the Scheme Meeting.

Moran Unit means commercial unitisation of the Moran oil field between the PDL2 and PPL138 parties.

MRDC means the PNG company representing the interests of certain PNG landowners.

MRET means the Mandatory Renewable Energy Target scheme.

MW means megawatt. A measure of energy consumption.

MWh means MW hours. A measure of the rate of energy consumption.

Name Change Resolution means the special resolution to approve the change of name of AGL to AGL Infrastructure Limited to be considered at the General Meeting.

NCC means the National Competition Council.

NEM means National Electricity Market.

NER Rules means the National Electricity Rules.

NEMMCO means National Electricity Market Management Company.

NGAC means NSW Greenhouse Gas Abatement Certificate.

Nominee means the nominee appointed by AGL to sell the AGL Energy Shares attributable to Ineligible Overseas Shareholders in accordance with clause 3.6 of the Demerger Scheme.

Oil Search means Oil Search Limited ARBN 055 079 868.

Origin Energy means Origin Energy Limited ACN 000 051 696.

Participating Performance Options has the meaning given to that term in Section 9.4(a).

Participating Performance Rights has the meaning given to that term in Section 9.4(a).

Participating Shareholders means AGL Shareholders on the Record Date who are not Ineligible Overseas Shareholders.

PDL means Petroleum Development Licence.

PEL means Petroleum Exploration Licence.

Performance Conditions means performance conditions applicable to Share Performance Rights, Participating Performance Rights or Participating Performance Options, as the context requires.

Petronas means Petroliam Nasional Bhd, a Malaysian petroleum company.

PJ means petajoules, being one million GJ. A measure of energy.

PJ/a means PJ per annum.

Plan means any of the AGL Share Reward Plan, the AGL Share Purchase Plan, the AGL LTIP, the AGL Share Loan Plan, the AGL Management Share Plan, the AGL Infrastructure STIP, the AGL Infrastructure LTIP, the AGL Energy STIP and the AGL Energy LTIP, as the context requires.

Plan Loan has the meaning given to that term in Section 9.2(d)(i).

Plan Participant means a person who is a participant in any one or more of the Plans, as the context requires.

PNG means Papua New Guinea.

PNG Australian Pipeline means the pipelines proposed to be constructed from the PNG/Australia border to a number of delivery points in Queensland and the Northern Territory to transport PNG gas to markets in Queensland, Northern Territory and south east Australia.

PNG Australian Pipeline Project means the project to be undertaken by APC to construct the PNG Australian Pipeline.

PNG Gas Producers means ExxonMobil subsidiaries (Esso Highlands Limited as project operator), Oil Search, AGL (or, where the context requires, AGL Energy), Nippon Oil Exploration Limited and MRDC.

PNG Upstream Gas Project means the project in which the PNG Gas Producers are the participants that aims to develop and bring PNG gas to the PNG Australian Pipeline at the PNG/Australia border.

PPL means Petroleum Production Lease.

Record Date means 7:00pm on the fifth Business Day after the Effective Date.

REC means Renewable Energy Certificate.

Rights has the meaning given to that term in Section 9.2(c)(ii).

Santos means Santos Limited ACN 007 550 923.

Scheme Meeting means the meeting of AGL Shareholders ordered by the Court to be held to consider the resolution set out in the notice of meeting set out in Section 15 of this Booklet to be held at 10:30am on 27 March 2006 or as soon thereafter as the General Meeting has concluded or been adjourned.

Scheme Share means an AGL Share on issue at the Record Date.

SE Gobe Unit means commercial unitisation of the South East Gobe oil field between the PDL3 and PDL4 parties.

SEC means the US Securities and Exchange Commission.

Second Court Date means the date on which the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Demerger Scheme is first heard.

Second Court Hearing means the hearing of the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Demerger Scheme.

Section means a section of this Booklet.

Securities Act means the US Securities Act of 1933, as amended.

Share Performance Rights has the meaning given to that term in Section 9.5(a).

Southern Hydro means the renewable energy power generation assets consisting of 11 hydro power stations in NSW and Victoria and the Wattle Point Wind Farm, acquired by AGL in November 2005.

Standard & Poor's means Standard & Poor's (Australia) Pty. Ltd. ACN 007 324 852.

Subsidiary of an entity means another entity which is a subsidiary of the first mentioned entity within the meaning of Part 1.2 Division 6 of the Corporations Act or is a subsidiary or is otherwise controlled by the first mentioned entity within the meaning of any approved accounting standard.

Sydney CSM Project has the meaning given to that term in Section 4.1(c)(iii).

Sydney Gas means Sydney Gas Ltd ACN 003 324 310.

TEPCO means The Tokyo Electric Power Company, Incorporated.

TJ means terajoules, being one thousand GJ. A measure of energy.

TJ/a means TJ per annum.

Trade Practices Act means the Trade Practices Act 1974 (Cth).

TransACT means the telecommunications services business managed by ActewAGL.

TW means terawatt. A measure of energy consumption.

TWh means TW hours. A measure of the rate of energy consumption.

Unvested Rights has the meaning given to that term in Section 9.3(c), as the context requires.

US$ means the lawful currency of the United States of America.

VENCorp means Victorian Energy Networks Corporation.

watt means the electrical unit of real power or rate of doing work.

watt hour means the total amount of energy used in one hour by a device that uses one watt of power for continuous operation.

Wattle Point Wind Farm means the wind farm located at Wattle Point in South Australia acquired by AGL as part of the Southern Hydro acquisition.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/02/2006

TIME: 09:17:44

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

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Attachment A

Investigating Accountant's Report

Deloitte.

Deloitte Touche Tohmatsu
A.C.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

13 February 2006

The Directors
The Australian Gas Light Company
72 Christie Street
ST LEONARDS NSW 2065

Dear Directors

Investigating Accountant's Report on Pro forma Historical Combined Financial Information

Introduction

Deloitte Touche Tohmatsu **(Deloitte)** has been engaged by the Directors of The Australian Gas Light Company **(AGL or the Company)** to prepare this Investigating Accountant's Report **(Report)** for inclusion in the Demerger Booklet in respect of the Demerger of AGL Energy Limited **(AGL Energy)** from AGL.

References to the Company and other terminology used in this Report have the same meaning as defined in the Glossary contained in the Demerger Booklet.

Background

AGL and AGL Energy are parties to a Demerger Implementation Deed which prescribes the actions that will be taken by members of the AGL Group to implement a transaction under which AGL Energy will be demerged from AGL such that from the date of the Demerger:

- an identifiable corporate group is created under AGL Energy comprising, together with AGL Energy, the companies that own AGL's current energy business; and
- AGL will change its name to AGL Infrastructure Limited **(AGL Infrastructure)** and will, together with its controlled entities at that time, own AGL's current infrastructure business;

(the Demerger Transaction).

AGL Energy and AGL Infrastructure **(the Demerged Businesses)** will be separately listed on the Australian Stock Exchange Limited from the time the Demerger becomes effective.

Deloitte.

Historical Financial Information

The financial information set out in the Appendices to this Report comprises:

- Pro forma Historical Combined Income Statements and Pro forma Historical Combined Cash Flow Information in respect of each of the Demerged Businesses for the years ended 30 June 2003, 30 June 2004 and 30 June 2005 prepared in accordance with Australian Accounting Standards and other mandatory professional reporting requirements that were applicable to those financial years **(AGAAP)**;
- Pro forma Historical Combined Income Statements in respect of each of the Demerged Businesses for the year ended 30 June 2005 prepared in accordance with Australian Equivalents to International Financial Reporting Standards **(AIFRS)**;
- Pro forma Historical Combined Balance Sheets in respect of each of the Demerged Businesses as at 30 June 2005, prepared in accordance with AIFRS;
- Relevant notes to the Pro forma Historical Combined Financial Information, including significant accounting policies in respect of each of the Demerged Businesses.

collectively, the **Pro forma Historical Combined Financial Information**.

The Pro forma Historical Combined Financial Information relating to AGL Energy is set out in Appendix 1. The Pro forma Historical Combined Financial Information relating to AGL Infrastructure is set out in Appendix 2.

The Pro forma Historical Combined Financial Information presented in this report has been derived from the audited financial statements of AGL and its controlled entities, for the years ended 30 June 2003, 30 June 2004 and 30 June 2005, after adjusting for the Pro forma transactions and/or adjustments described in Notes 1 and 3 to each of the Appendices to this Report.

The financial statements of AGL for each of those years were audited by Deloitte in accordance with Australian Auditing Standards. The audit opinions issued by Deloitte to the members of AGL relating to those financial statements were unqualified.

The Pro forma Historical Combined Financial Information is presented in an abbreviated form in so far as it does not include all of the disclosures required by AGAAP or AIFRS applicable to annual financial reports prepared in accordance with the Corporations Act 2001. The Pro forma Historical Combined Income Statements have been prepared to the level of "profit from ordinary activities before interest and income tax expense" **(EBIT)**. The Pro forma Historical Combined Income Statements exclude the impact of the existing capital structure, as reflected in interest expense and income taxes, as this capital structure is not considered relevant given anticipated changes in debt and equity structures as a result of the Demerger.

Similarly, the Pro forma Historical Combined Cash Flow Information is presented for operating and investing activities only and does not include cash inflows or outflows relating to financing or income taxes.

Deloitte.

The Pro forma Historical Combined Financial Information does not purport to represent what the results of operations and cash flows would actually have been if the Demerged Businesses had operated on a stand alone basis during the periods indicated, or to project the results of operations or cash flows for any future period.

The Directors of AGL are responsible for the preparation and presentation of the Pro forma Historical Combined Financial Information, including the determination of the Pro forma transactions and/or adjustments.

Scope

Review of Pro forma Historical Combined Financial Information

We have reviewed the Pro forma Historical Combined Financial Information in order to report whether anything has come to our attention which causes us to believe that the Pro forma Historical Combined Financial Information, as set out in Appendices 1 and 2 of this Report, does not present fairly:

- The Pro forma Historical Combined Income Statements and Pro forma Historical Combined Cash Flow Information and supporting notes in respect of each of the Demerged Businesses for the years ended 30 June 2003, 30 June 2004 and 30 June 2005 prepared in accordance with AGAAP;
- The Pro forma Historical Combined Income Statements and supporting notes in respect of each of the Demerged Businesses for the year ended 30 June 2005 prepared in accordance with AIFRS; and
- The Pro forma Historical Combined Balance Sheets and supporting notes in respect of each of the Demerged Businesses as at 30 June 2005, prepared in accordance with AIFRS;

on the basis of the Pro forma transactions and/or adjustments as disclosed in Notes 1 and 3 to each of the Appendices to this Report.

Our review of the Pro forma Historical Combined Financial Information has been conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We made such enquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances including:

- analytical procedures applied to the audited Balance Sheets, Income Statements and Cash Flows for the relevant historical periods;
- a review of workpapers, accounting records and other documents;
- a comparison of consistency in application of the recognition and measurement principles in Accounting Standards and other mandatory professional reporting requirements in Australia (both AGAAP and AIFRS) and the accounting policies adopted by the Demerged Businesses as set out in Note 1 to each of the Appendices to this Report;

Deloitte.

- a review of the Pro forma transactions and/or adjustments made to the historical financial information presented; and
- interviews with and enquiries of the Directors and management of AGL.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and accordingly we do not express an audit opinion on the Pro forma Historical Combined Financial Information.

Review Statement on the Pro forma Historical Combined Financial Information

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that the Pro forma Historical Combined Financial Information, set out in Appendices 1 and 2 of this Report, which is comprised of:

- the Pro forma Historical Combined Income Statements and Pro forma Historical Combined Cash Flow Information and supporting notes in respect of each of the Demerged Businesses for the years ended 30 June 2003, 30 June 2004 and 30 June 2005 prepared in accordance with AGAAP;
- the Pro forma Historical Combined Income Statements and supporting notes in respect of each of the Demerged Businesses for the year ended 30 June 2005 prepared in accordance with AIFRS; and
- the Pro forma Historical Combined Balance Sheets and supporting notes in respect of each of the Demerged Businesses as at 30 June 2005, prepared in accordance with AIFRS.

has not been properly derived from the audited financial statements of AGL and its controlled entities, for the years ended 30 June 2003, 30 June 2004 and 30 June 2005 and after adjusting for the Pro forma transactions and/or adjustments described in notes 1 and 3 to each of the Appendices to this Report.

Subsequent Events

Apart from the matters dealt with in this Report, and having regard for the scope of our Report, nothing has come to our attention that would cause us to believe that matters arising after 30 June 2005, other than matters dealt with in this Report, would require comment on, or adjustments to, the information contained in this Report, or would cause such information to be misleading or deceptive.

Independence and Disclosure of Interest

Deloitte Touche Tohmatsu does not have any interest in the outcome of the Demerger other than the preparation of this Report, provision of financial due diligence and other related services in relation to the Demerger, for which normal professional fees will be received. Deloitte Touche Tohmatsu is the independent auditor of AGL.

Deloitte.

Responsibility

Deloitte Touche Tohmatsu has consented to the inclusion of this Investigating Accountant's Report in the Demerger Booklet in the form and context in which it is so included, but has not authorised the issue of the Demerger Booklet. Accordingly, Deloitte Touche Tohmatsu makes no representation regarding, and takes no responsibility for, any other documents or material in, or omissions from, the Demerger Booklet.

Yours faithfully

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

G. Couttas

G Couttas
Partner
Chartered Accountants

Deloitte.

AGL Energy

Pro forma Historical Combined Financial Information

Pro forma Historical Combined Income Statements		2
Pro forma Historical Combined Balance Sheet		3
Pro forma Historical Combined Cash Flow Information		4
Notes to the Pro Forma Historical Combined Financial Information		5
1.	Statement of Significant Accounting Policies	5
2.	Impact of adopting Australian Equivalents to International Financial Reporting Standards	14
3.	Pro forma and AIFRS adjustments	18
4.	Revenue	25
5.	Expenses	25
6.	Cash and Deposits	25
7.	Receivables (current)	25
8.	Inventories (current)	26
9.	Other Assets	26
10.	Receivables (non-current)	26
11.	Equity Accounted Investments (non-current)	26
12.	Property, Plant and Equipment (non-current)	26
13.	Oil and Gas Interests	26
14.	Intangible Assets	27
15.	Deferred Tax Assets	27
16.	Payables (current)	27
17.	Provisions	27
18.	Current Tax Liabilities	27
19.	Interest Bearing Liabilities	27
20.	Deferred Tax Liabilities	27
21.	Other Liabilities	28
22.	Capital Commitments	28
23.	Lease Commitments	28
24.	Contingent Liabilities	29
25.	Segment Reporting	29
26.	Equity Accounting Information	29
27.	Additional Financial Instruments Disclosure	30
28.	Economic Dependency	31

Deloitte.

AGL Energy

Pro forma Historical Combined Income Statements

For the financial year ended 30 June	Note	AIFRS 2005 $m	AGAAP 2005 $m	AGAAP 2004 $m	AGAAP 2003 $m
Revenue from ordinary activities	4	3,557.4	3,557.9	3,481.0	3,132.0
Share of net profits of associates and joint ventures accounted for using the equity method		29.1	29.1	32.0	20.8
Expenses from ordinary activities	5	(3,249.9)	(3,254.5)	(3,187.3)	(2,872.3)
Profit from ordinary activities before interest, income tax expense, depreciation and amortisation		336.6	332.5	325.7	280.5
Depreciation and amortisation	5	(48.3)	(84.0)	(80.7)	(63.8)
Profit from ordinary activities before interest and income tax expense		288.3	248.5	245.0	216.7

Deloitte.

AGL Energy

Pro forma Historical Combined Balance Sheet

As at 30 June 2005	Note	AIFRS $m
Current assets		
Cash	6	19.9
Receivables	7	762.9
Inventories	8	9.8
Other	9	101.0
Total current assets		893.6
Non-current assets		
Receivables	10	118.8
Equity accounted investments	11	193.7
Property, plant and equipment	12	869.2
Oil and gas interests	13	543.0
Intangible assets	14	2,020.7
Deferred expenditure		0.5
Deferred tax assets	15	64.2
Other	9	21.8
Total non-current assets		3,831.9
Total assets		4,725.5
Current liabilities		
Payables	16	386.5
Provisions	17	40.5
Current tax liabilities	18	40.0
Other	21	69.9
Total current liabilities		536.9
Non-current liabilities		
Provisions	17	19.6
Interest–bearing liabilities	19	316.0
Deferred tax liabilities	20	205.1
Other	21	36.6
Total non-current liabilities		577.3
Total liabilities		1,114.2
Net assets		3,611.3
Equity		
Contributed equity	3(f)	3,611.3
Reserves	3(f)	-
Retained earnings	3(f)	-
Total equity		3,611.3

AGL Energy

Pro forma Historical Combined Cash Flow Information

For the financial year ended 30 June	2005 $m	2004 $m	2003 $m
Pro forma cash flow from operating activities			
Pro forma profit from ordinary activities before interest and income tax expense	248.5	245.0	216.7
Depreciation and amortisation	84.0	80.7	63.8
	332.5	325.7	280.5
Other adjustments:			
Movements in working capital	(47.1)	(37.3)	(143.7)
Equity share of associates profits	(29.1)	(32.0)	(20.8)
Dividends received from associates	41.4	22.5	37.5
Other	9.1	(7.4)	12.0
Pro forma cash flow from operating activities (prior to income tax and net financing costs)	306.8	271.5	165.5
Maintenance capital expenditure [1]	(13.7)	(6.9)	(46.6)
Total Pro forma cash flows provided by operating activities (prior to income tax and net financing costs) less Maintenance Capital Expenditure	293.1	264.6	118.9

(1) Maintenance capital expenditure relates to expenditure which is essential for the proper and continuing operation of individual assets in AGL Energy's portfolio. It is the minimum capital expenditure required to facilitate ongoing business-as-usual activities and maintain those assets in a safe and functional condition.

AGL Energy

Notes to the Pro Forma Historical Combined Financial Information

1. Statement of Significant Accounting Policies

(a) **Applicable Accounting Standards**

The significant accounting policies detailed in this Note 1 are the AIFRS compliant accounting policies that have been adopted by the AGL Group with effect from 1 July 2005.

The Pro forma Historical Combined Balance Sheet as at 30 June 2005 is presented in accordance with AIFRS on the basis of the policies set out below. In preparing the Pro forma Historical Combined Balance Sheet as at 30 June 2005, AGL has decided to apply the exemption provided in AASB 1 which permits entities to not apply the requirements of AASB 132 "Financial Instruments: Presentation and Disclosure" **(AASB 132)** and AASB 139 "Financial Instruments: Recognition and Measurement" **(AASB 139)** for the financial year ended 30 June 2005. AASB 139 requires all derivatives, including embedded derivatives, to be measured at fair value on the Balance Sheet. Accordingly, the fair value of derivatives held by AGL has not been reflected in the Pro forma Historical Combined Balance Sheet as at 30 June 2005. Refer to note 27 for information regarding the derivatives held by AGL as at 30 June 2005 that relate to AGL Energy.

The Pro forma Historical Combined Income Statements for the years ended 30 June 2003, 30 June 2004 and 30 June 2005 have been presented in accordance with AGAAP as adopted by the AGL Group.

The Pro forma Historical Combined Income Statement for the year ended 30 June 2005 is also presented in accordance with AIFRS on the basis of the policies set out below.

Note 2 details the major differences between the recognition and measurement principles prescribed in AGAAP and those prescribed in AIFRS, relevant to AGL Energy.

(b) Basis of Preparation and Combination

On 31 October 2005, AGL announced its intention to demerge its retail and merchant energy businesses to create an independent publicly traded company, AGL Energy. This company's assets will include AGL's gas and electricity retail business, hydro electricity generator Southern Hydro, the Somerton and Hallett gas fired power generators, investments in Loy Yang A Power Station, Elgas, the ActewAGL retail partnership, the PNG Upstream Project as well as the Sydney Gas joint venture.

This Pro forma historical combined financial information has been prepared so as to comply, subject to the basis of preparation outlined in this note, with Australian Accounting Standards as follows:

- Pro forma Historical Combined Income Statements and Pro forma Historical Combined Cash Flow Information for the years ended 30 June 2003, 30 June 2004 and 30 June 2005 that have been prepared in accordance with Australian Accounting Standards and other mandatory professional reporting requirements that were applicable to those financial years (**AGAAP**);

- A Pro forma Historical Combined Income Statement for the year ended 30 June 2005 that has been prepared in accordance with Australian Equivalents to International Financial Reporting Standards (AIFRS);
- A Pro forma Historical Combined Balance Sheet as at 30 June 2005 that has been prepared in accordance with AIFRS.

In preparing the Pro forma historical combined financial information there have been departures from the disclosure requirements of both AGAAP and AIFRS where they are not considered to be applicable given the Pro forma nature of the financial information. These departures include presenting the Pro forma Historical Combined Income Statements to the profit from ordinary activities before interest and income tax level only and presenting cash flow information for operating and selected investing activities only. The cash flow from operating activities excludes cash flows relating to interest and taxation. No comparative information is presented for the Balance Sheet.

Transactions that have or will be undertaken to effect the Demerger (see Notes 1(c) and 1(d)) have been reflected in determining the Pro forma historical financial information under the application of AIFRS.

The proforma historical combined financial information comprises Pro forma Historical Combined Income Statements and Pro forma Historical Combined Cash Flow Information for the three years ended 30 June 2003, 2004 and 2005 and a Pro forma Historical Combined Balance Sheet as at 30 June 2005 for the entities that will form part of AGL Energy following the Demerger.

(c) *Pro forma Historical Combined Balance Sheet (Note 3)*

The following principles have been adopted in the preparation of the Pro forma Historical Combined Balance Sheet.

Business Combinations between Commonly Controlled Entities

The Pro forma Historical Combined Balance Sheet includes AGL Energy together with the entities that will be transferred to AGL Energy as contemplated by the Demerger Implementation Deed.

Entities subject to the Demerger Implementation Deed will be transferred to AGL Energy on or before the Demerger Date, with the transfers being accounted for at book value in accordance with AIFRS. For the purposes of the Pro forma Historical Combined Balance Sheet these internal transfers are assumed to have taken place on 30 June 2005.

Business Combinations subsequent to 30 June 2005

Subsequent to 30 June 2005 AGL has undertaken a number of significant acquisitions. These acquisitions (which are to be funded by AGL Infrastructure from existing cash balances and by drawing down on long term interest bearing liabilities) have been reflected in the Pro forma Historical Combined Balance Sheet as if they had occurred on 30 June 2005. Details of the acquisitions are as follows:

	AGL Infrastructure $m	AGL Energy $m	AGL Group $m
Southern Hydro Pty Limited [1]	166.5	1,285.7	1,452.2
PNG Oil and Gas Interests [2]	-	543.0	543.0
	166.5	1,828.7	1,995.2

(1) On 30 November 2005 AGL completed the acquisition of Southern Hydro for a total consideration of $1,452.2 million. Southern Hydro's renewable energy power generation assets consist of 11 hydro power stations located in Victoria and New South Wales and a wind farm located at Wattle Point in South Australia. The hydro power stations which represent the majority of Southern Hydro's assets will form part of the AGL Energy business, whilst the Wattle Point Wind Farm will be incorporated into the AGL Infrastructure business.

(2) In July 2005, AGL entered into an agreement with Oil Search Limited to acquire an 11.9% participating interest in PDL2, comprising the Kutubu oil project and a 66.7% participating interest in PDL4, comprising the Gobe oil project. The interests acquired by AGL will entitle AGL Energy to take up a 10% stake in the PNG gas project. Together these ownership interests will comprise "the PNG Upstream Project".

On 16 January 2006 AGL announced the finalisation of the terms of the acquisition of its equity interest in the PNG Upstream Project from Oil Search Limited for a consideration of $543 million (to be funded by drawing down long term interest bearing liabilities).

Capital structure

The capital structure reflected in the Pro forma Historical Combined Balance Sheet is after the Demerger has been effected and reflects the proposed capital structure after the conversion of loans to equity in AGL Energy. The issued share capital of AGL Energy will be transferred to AGL shareholders in equal proportion to their existing shareholding in AGL.

Restructure of debt

AGL's interest bearing liabilities as at 30 June 2005 amounted to $1,643.3 million. As a result of the Demerger $300 million of the AGL Group's long term interest bearing liabilities are to be transferred to AGL Energy.

Accounting for Demerger costs

All Demerger costs (estimated to be $76.7 million before income tax) are to be incurred by AGL Infrastructure. These Demerger costs and the associated tax benefit have been reflected in the Pro forma Historical Combined Balance Sheet of AGL Infrastructure as at 30 June 2005 and are comprised of the following components:

	Demerger costs $m
Demerger transaction costs	51.7
Write off of information technology systems	25.0
	76.7

(d) Pro forma Historical Combined Income Statements and Pro forma Historical Combined Cash Flow Information (Note 3)

The Pro forma Historical Combined Income Statements and Pro forma Historical Combined Cash Flow Information have been prepared as if the transactions required to give effect to the Demerger of AGL Energy took effect on 1 July 2002. The following principles have been adopted in the preparation of the Pro forma Historical Combined Income Statements and Pro forma Historical Combined Cash Flow Information:

- exclusion of gains and losses on the disposal of businesses;
- exclusion of revenues and costs of businesses disposed of or designated as discontinued in the period presented;
- exclusion of one-off and non-recurring items (significant items); and
- inclusion of costs of operating as an independent listed company.

Historical borrowing costs and income tax expense have not been recognised in the Income Statements as they are not indicative of these expenses had AGL Energy been operating as a demerged group from 1 July 2002.

Business Combinations subsequent to 30 June 2005

In presenting the Pro forma Historical Combined Income Statements and Pro forma Historical Combined Cash Flow Information for the years ended 30 June 2003, 30 June 2004 and 30 June 2005, no pro forma adjustments have been made to reflect the results of the following businesses that have been acquired by AGL subsequent to 30 June 2005:

Southern Hydro Pty Limited

On 30 November 2005 AGL completed the acquisition of Southern Hydro for a total consideration of $1,452.2 million. The hydro power stations which represent the majority of Southern Hydro's assets will form part of the AGL Energy business, whilst the Wattle Point Wind Farm will be incorporated into the AGL Infrastructure business.

Southern Hydro is to be integrated into AGL's existing retail and merchant energy business. The integrated nature of the operations will be such that the historical results of Southern Hydro are not indicative of the results that would have been achieved had Southern Hydro formed part of the AGL Group for the relevant period.

PNG Upstream Project

In July 2005, AGL entered into an agreement with Oil Search Limited to acquire an 11.9% participating interest in PDL2, comprising the Kutubu oil project and a 66.7% participating interest in PDL4, comprising the Gobe oil project. The interests acquired by AGL will entitle AGL Energy to take up a 10% stake in the PNG gas project. Together these ownership interests will comprise "the PNG Upstream Project".

On 16 January 2006 AGL announced the finalisation of the terms of the acquisition of its equity interest in the PNG Upstream Project.

The nature of AGL's participation in this project is such that the historical results are not indicative of the results that would have been achieved had AGL Group held these ownership interests during the relevant period.

(e) Receivables

Debtors, loans receivable and other receivables are carried at amounts due or amounts expected to be realised, whichever is the lesser. Receivables are normally recognised when control of goods and services provided by AGL Energy passes to the buyers. Unbilled revenue represents estimated gas and electricity services supplied to customers but unbilled at the end of the financial year.

(f) Inventories

Stocks and materials are valued at the lower of cost and estimated net realisable value. Costs, including an appropriate portion of fixed and variable overhead expenses, are assigned to inventory on hand by the method most appropriate to each particular class of inventory, with the majority being valued on a first-in-first-out basis.

(g) Investments

Investments in associates and jointly controlled entities are shown at cost plus AGL Energy's share of the post-acquisition undistributed profits and reserves of the associates or jointly controlled entities. The results of associates and jointly controlled entities are accounted for using the equity method of accounting.

Interests in jointly controlled assets and operations are recognised by including in the financial report under the appropriate categories AGL Energy's relevant proportion of joint venture revenues, expenses, assets and liabilities.

Interests in partnerships that are not joint ventures are shown at cost plus AGL Energy's share of the undistributed profits of the partnerships. AGL Energy's share of the profits of the partnerships is recognised as it is earned.

Investments in other entities are initially recognised at cost. After initial recognition, these investments are stated at fair value less any impairment. Dividend income or distributions from such entities are brought to account as profit from ordinary activities.

(h) Property, plant and equipment

Purchased Assets

Items of property, plant and equipment are initially brought to account at cost which includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. For qualifying assets, cost includes, where applicable, borrowing and other costs incurred during construction or represents, where applicable, the fair value of assets acquired on the purchase of controlled entities.

Property, plant and equipment other than freehold land and buildings are stated at cost less accumulated depreciation and impairment.

Property, plant and equipment, other than freehold land, leasehold improvements and surplus properties held for sale, are depreciated at rates based upon the expected useful lives of the assets. Depreciation rates are reviewed annually and, if necessary, adjusted to reflect the most recent assessments of useful lives.

Leasehold improvements are amortised over the periods of the relevant leases or the expected useful lives of the improvements, whichever are the shorter.

Leased assets

Assets acquired under finance leases are capitalised and amortised over their expected useful lives. Corresponding liabilities are also established and lease payments are allocated between interest expense and lease liabilities with the interest component being charged against profits as incurred.

Payments made under operating leases are expensed as incurred.

(i) Intangibles

All potential intangible assets acquired in a business combination are identified and recognised separately from goodwill where they satisfy the definition of an intangible asset and their fair value can be measured reliably. The useful lives of these intangible assets are assessed to be either finite or indefinite.

Goodwill

Goodwill represents the excess of acquisition costs over the fair values of the identifiable assets, liabilities and contingent liabilities acquired. Goodwill is not amortised but is tested for impairment annually and whenever there is an indication that the goodwill may be impaired. Any impairment is recognised immediately in profit or loss and is not subsequently reversed.

(j) Borrowing costs

Borrowing expenses relating to long-term debt held at amortised cost are amortised using the effective yield method. Borrowing costs relating to debt held at fair value through profit or loss are expensed. Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that asset.

(k) Recoverable amount of non-current assets

At each reporting date, AGL Energy reviews the carrying amount of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, AGL Energy estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Goodwill and intangible assets with indefinite useful lives are tested for impairment annually and whenever there is an indication of impairment. An impairment of goodwill is not subsequently reversed.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than the carrying amount of the asset (or cash-generating unit) it is reduced to its recoverable amount. An impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the impairment loss is treated as a revaluation decrease.

A reversal of an impairment loss is recognised as an increase to the estimated recoverable amount of the asset (or cash-generating unit) but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised in profit or loss immediately, unless the

relevant asset is carried at fair value, in which case the reversal of the impairment loss is treated as a revaluation increase.

(l) Payables

Creditors and other payables, including accruals not yet billed, are recognised when AGL Energy becomes obliged to make future payments principally as a result of purchases of goods and services.

(m) Interest bearing liabilities

Borrowings are recorded initially at fair value, net of transaction costs. Subsequent to initial recognition, borrowings are measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Customer deposits are recognised on receipt of refundable deposits held as security over future gas and electricity usage by customers. Interest is accrued at nominal rates over the period the deposits are held.

(n) Provisions

Provisions are recognised when AGL Energy has a present obligation, the future sacrifice of economic benefits is probable and the amount of the provision can be measured reliably. The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cashflows estimated to settle the present obligation, its carrying amount is the present value of those cashflows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

(o) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority or for receivables and payables which are recognised inclusive of GST. Cash flows are included in the statement of cash flows on a gross basis. GST which is recoverable or payable to the taxation authority is classified as operating cash flows.

(p) Taxation

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

Deferred tax assets and liabilities are not recognised when they arise from the initial recognition of assets and liabilities (other than from a business combination) which affects neither taxable income nor accounting profit. Deferred tax liabilities are not recognised when they arise from investments in subsidiaries, branches, associates and joint ventures where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets are only recognised to the extent that it is probable that they will be realised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled based on tax rates (and tax laws) that have been enacted or substantively enacted by the reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which AGL Energy expects, at the reporting date, to recover or settle the carrying amounts of its assets and liabilities.

Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or tax loss for the period. Current and deferred tax is recognised as an expense or income in the income statement, except when it relates to items credited directly to equity, in which case the deferred tax is also recognised in equity.

(q) Restoration and rehabilitation costs

The initial cost of property, plant and equipment includes the initial estimate, discounted to present value, of dismantling, removing the item and restoring the site on which it is located where the obligation arises when the item is acquired or through use for purposes other than to produce inventories.

(r) Employee benefits

Liabilities for wages, salaries, annual leave and other employee benefits which are expected to be settled within twelve months of reporting date are accrued at nominal amounts, calculated on the basis of wage and salary rates expected to apply at the time of settlement, plus relevant on-costs.

Liabilities for other employee benefits, which are not expected to be settled within twelve months of reporting date, are accrued at nominal amounts calculated on the basis of wage salary rates expected to apply at the time of settlement. The liabilities ascertained using this method are not materially different from the liabilities determined using the present value method of the estimated future cash flows to be made.

The directors have elected under s.334(5) of the Corporations Act 2001 to apply Accounting Standard AASB 119 Employee Benefits, even though the Standard is not required to be applied until annual reporting periods beginning on or after 1 January 2006.

Contributions to defined contributions superannuation plans are expended when incurred. For defined benefit superannuation plans, actuarial valuations are obtained at least annually to determine the cost of providing benefits. Actuarial gains and losses are recognised directly in retained earnings in the period in which they occur.

The defined benefit obligation represents the present value of the defined benefit obligation, adjusted for unrecognised past service cost, net of the fair value of the plan assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

(s) Share-based Payments

AGL Energy provides benefits to employees (including directors) of AGL Energy in the form of share-based payment transactions. Share-based payments granted after 7 November 2002 that were unvested at 1 January 2005, are measured at fair value at grant date and expensed over the vesting period. Fair value is measured using the share price for AGL shares at grant date adjusted for the non-receipt of dividends over the vesting period.

Vesting is not conditional upon a market condition. No expense is recognised for share-based payments that do not vest.

(t) Revenue recognition

Gas and electricity services revenue represents accounts rendered plus an accrual for unbilled revenue at the end of the financial period.

(u) Foreign currencies

The functional and presentation currency of AGL Energy and its Australian subsidiaries is Australian dollars.

Translation of foreign currency transactions

Foreign currency transactions are converted to Australian dollars at exchange rates ruling at the dates of those transactions. Amounts payable and receivable in foreign currencies at balance date are converted to Australian dollars at exchange rates ruling on that date.

Exchange differences arising from the conversion of amounts payable and receivable in foreign currencies are brought to account as gains or losses in the periods in which the differences arise except for exchange differences on transactions entered into in order to hedge certain foreign currency risks (refer separate note on Derivative Financial Instruments).

Translation of foreign currency financial statements

Assets and liabilities of overseas subsidiaries are translated into Australian dollars at exchange rates ruling at reporting date. Profits and losses of such controlled entities are translated at average exchange rates ruling during the year. Exchange differences arising on translation are taken directly to the foreign currency translation reserve and recognised in profit or loss on disposal of the overseas subsidiary.

(v) Derivative financial instruments

AGL Energy uses derivative financial instruments to manage its exposure to interest rate risk, foreign exchange rate risk, oil price risk and electricity purchase risk. Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event, the timing of the recognition in profit or loss depends on the nature of the hedge relationship. Hedges are classified as fair value hedges when they hedge the exposure to changes in the fair value of recognised assets or liabilities or firm commitments; cash flow hedges where they hedge exposure to variability in cash flows from highly probable forecast transactions or hedges of net investments in foreign operations.

Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair value of the hedge asset or liability that is attributable to the hedged risk.

Hedge accounting is discontinued when the hedge instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. The adjustment to the carrying amount of the hedged item arising from the hedge risk is amortised to profit or loss from that date.

Cash Flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss.

Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

Hedges of net investments

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instruments relating to the effective portion of the hedge is recognised in the foreign currency translation reserve; the gain or loss relating to the ineffective portion is recognised immediately in profit or loss. Gains and losses deferred in the foreign currency translation reserve are recognised immediately in profit or loss when the foreign operation is disposed of.

Embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of their host contracts and the host contracts are not measured at fair value with changes in fair value recognised in profit or loss.

2. Impact of adopting Australian Equivalents to International Financial Reporting Standards

AGL changed its accounting policies on 1 July 2005 to comply with AIFRS. The transition to AIFRS was accounted for in accordance with Accounting Standard AASB 1 "First Time Adoption of Australian Equivalents to International Financial Reporting Standards" (**AASB 1**), with 1 July 2004 as the date of transition, except for financial instruments, including derivatives, where the company has elected to defer the transition date to 1 July 2005.

An explanation of how the transition from AGAAP to AIFRS has affected AGL's balance sheet and income statement is set out in the following notes.

The impacts are based on the elections made by AGL under AASB 1 including elections to:

- Not restate previous Business Combinations (refer note (ii));

- Not restate comparatives for AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement" (refer note (viii)); and
- Adopt the retained earnings option for the recognition of defined benefit fund actuarial gains and losses (refer note (i)).

Further developments in AIFRS (for example, the release of further pronouncements by the Australian Accounting Standards Board and the Urgent Issues Group), if any, may result in changes to the impact outlined in the following notes. The financial impacts may also be affected by the finalisation of AIFRS implementation by AGL's associated entities and joint ventures.

The information in the following notes provides a summary of the AIFRS Standards as they affect AGL in comparison to the Historical AGAAP Financial Information. The financial impact of the transition to AIFRS for AGL Energy has been reflected in the Pro forma Historical Information to the extent set out in Note 3.

(i) AASB 119 Employee Benefits

AGL sponsors a number of defined benefit superannuation plans for employees. This standard requires the recognition of an asset or liability for the net difference between the defined benefit obligation and the fair value of the plan assets. AGL's policy under AGAAP for accounting for defined benefit funds was to expense contributions as they were paid or became payable and to fund any shortfall, and not recognise any asset or liability for the net position of the defined benefit funds. The initial adjustment on transition is taken to retained earnings.

In December 2004, the Australian Accounting Standards Board agreed to release an amended version of AASB 119 to permit all three options for recognition of actuarial gains and losses that were permitted under the International Standard IAS19. The previous AASB 119 only permitted recognition through profit or loss. The revised AASB 119 can be early adopted. The three options for recognition of actuarial gains and losses are:

- Full recognition through profit or loss;
- Full recognition through retained earnings; or
- The 'corridor' approach which permits smoothing of fluctuations outside of a 10% corridor.

AGL has elected to early adopt the revised AASB 119 for the annual reporting period beginning on 1 July 2005 and has applied the option of taking actuarial gains and losses to retained earnings.

(ii) AASB 3 Business Combinations

Under this standard, goodwill will no longer be amortised but will be subject to impairment testing. Under AIFRS, retail licences will be accounted for as goodwill (refer note (v)). Under the provisions of AASB 1, an entity can elect to retrospectively restate some business combinations to comply with all of the requirements of AIFRS (with all business combinations that occurred after the earliest restatement being restated) or an entity can elect to not restate any previous business combinations. AGL has elected to not restate business combinations. However, regardless of whether the election is made to restate some previous business combinations, or to not restate at all, AASB 1 still requires assets and liabilities that meet the recognition criteria under AIFRS to be recognised at the date of transition and assets and liabilities that do not meet the recognition criteria to be derecognised. Adjustments to recognise or derecognise assets and liabilities are made against retained earnings

except for adjustments that relate to intangible assets in which case the adjustment is made against goodwill. The accumulated amortisation in respect of goodwill and retail licences at the date of transition of 1 July 2004 will not be reversed, but there will be no further amortisation of goodwill following transition.

(iii) AASB 2 Share-based Payments

AASB 2 applies to all share-based payments that were issued after 7 November 2002 but were not vested by 1 January 2005. This standard requires share-based payments to be measured at fair value at grant date and expensed over the vesting period. The vesting period is determined by the conditions of the employee share ownership plan. This is a change from AGL's AGAAP accounting policy, which did not require share-based payments to be expensed. AGL has the following share plans that exist at the date of transition to AIFRS:

- Management Share Plan
- Share Loan Plan
- Share Purchase Plan
- Share Reward Plan
- Long Term Incentive Plan

The Share Loan Plan is treated as an in substance option so the loan balance at the date of transition has been debited to an employee equity settled benefits reserve. Dividends paid in the future for this plan will be accounted for as a partial exercise of the options and charged to the employee equity settled benefits reserve. This plan is now closed to new participants.

An expense for the Share Reward Plan and Long Term Incentive Plan is recognised over the vesting period based on the fair value of the shares at grant date. The full annual expense for these share-based payments as calculated under this Standard has not been recognised in the period to 30 June 2005 due to the exemption for shares that vest prior to 1 January 2005.

(iv) AASB 112 Income Taxes

AGL's historic accounting policy was to apply the "Income Statement" method to calculating income tax expense, in accordance with AGAAP. Under this method, income tax expense was calculated on pre-tax accounting profits after adjustments for permanent differences. The tax effect of timing differences was recognised as either a deferred tax asset or deferred tax liability. Under AIFRS, AASB 112 adopts a "Balance Sheet" approach, which recognises deferred tax amounts for any differences between the accounting and tax value of assets and liabilities. This Standard results in adjustments to currently recognised tax assets and tax liabilities. In addition the income tax expense and deferred tax amounts calculated under AASB 112 have been affected by other AIFRS Standards and resulting adjustments to the extent that they impact on the carrying value of assets and liabilities.

The increase in the deferred tax liability on transition arises from the recognition of deferred taxes associated with fair value adjustments in relation to business combinations, investments in associates and from the previously categorised permanent differences between the book and tax carrying amounts of property, plant and equipment.

(v) **AASB 138 Intangible Assets**

Under AIFRS, AGL has formed the view that retail licences do not meet the criteria for recognition as an identifiable intangible asset. In accordance with AASB 1 these retail licences have been reclassified to goodwill. There will be no further amortisation of the licenses when reclassified but they will be subject to impairment testing.

(vi) **Property, Plant and Equipment**

AASB 1 provides four transitional options with respect to the valuation of property, plant and equipment. These options are available on an individual asset basis. These options are:

- Depreciated historical cost;
- Fair value as deemed cost;
- A previous GAAP revaluation which is then deemed to be cost; or
- Fair value at the date of a previous initial public offering or privatisation.

AGL Energy has elected to choose those options that result in maintaining current carrying values.

(vii) **Impairment of Assets**

Impairment testing is required to be undertaken whenever there is an indication of impairment and annually for goodwill and indefinite life intangibles. No impairment was identified at the date of transition of 1 July 2004 or during the year ended 30 June 2005.

(viii) **AASB 139 Financial Instruments**

This standard requires all derivatives, including embedded derivatives, to be measured at fair value on the Balance Sheet. AGL has decided to apply the exemption provided in AASB 1 which permits entities to not apply the requirements of AASB 132 "Financial Instruments: Presentation and Disclosure" (**AASB 132**) and AASB 139 "Financial Instruments: Recognition and Measurement" (**AASB 139**) for the financial year ended 30 June 2005. AASB 139 contains strict documentation and designation criteria that must be met in order to achieve hedge accounting. AGL elected to not restate comparative information for AASB 132 and AASB 139 and will apply the standards with effect from 1 July 2005. Under AGAAP, AGL applied hedge accounting to derivatives, which were only recorded through profit on settlement.

<u>Energy derivatives</u>

AGL uses derivatives to help manage exposures to wholesale electricity and gas price fluctuations. These derivatives are mainly classified as cash flow hedges. At 30 June 2005, the fair value of energy derivatives calculated under AGAAP was a loss of $269.0 million.

3. Pro forma and AIFRS adjustments

Income Statement

The following adjustments have been made in arriving at the AGL Energy Pro forma Historical Combined Income Statements for the years ended 30 June:

	2005 $m	2004 $m	2003 $m
Revenue Adjustments			
AGL Group total revenue (a)	**4,915.4**	**4,201.7**	**4,687.8**
Removal of AGL Infrastructure revenue	(327.8)	(282.8)	(235.9)
Revenue from ordinary activities (before Pro forma adjustments)	4,587.6	3,918.9	4,451.9
Pro forma adjustments:			
Discontinued revenue (b)	(992.7)	(437.0)	(1,296.7)
Non-recurring revenue (c)	(37.0)	(0.9)	(23.2)
AGL Energy Pro forma revenue from ordinary activities (AGAAP)	**3,557.9**	**3,481.0**	**3,132.0**
AIFRS adjustments:			
Reclassification of book value of property, plant and equipment sold in order to reflect the net profit on disposal as revenue	(0.5)		
AGL Energy Pro forma revenue from ordinary activities (AIFRS)	**3,557.4**		

	2005 $m	2004 $m	2003 $m
EBIT Adjustments			
AGL Group profit from ordinary activities before interest and income tax expense (a)	**1,054.5**	**701.0**	**687.3**
Removal of AGL Infrastructure profit	(361.6)	(337.0)	(324.3)
Profit from ordinary activities before interest and income tax expense (before Pro forma adjustments)	692.9	364.0	363.0
Pro forma adjustments:			
Discontinued operations (b)	(667.4)	(96.1)	(128.6)
Non-recurring items (c)	233.5	(12.4)	(7.2)
Incremental corporate costs (d)	(10.5)	(10.5)	(10.5)
AGL Energy Pro forma profit from ordinary activities before interest and income tax expense (AGAAP)	**248.5**	**245.0**	**216.7**
AIFRS adjustments: (e)			
Goodwill amortisation	35.7		
Other	4.1		
Pro forma profit from ordinary activities before interest and income tax expense (AIFRS)	**288.3**		

(a) **AGL Group**

AGL Group profit from ordinary activities before interest and income tax expense and total revenue have been extracted from the audited consolidated annual financial statements.

(b) **Discontinued operations**

Discontinued operations comprise the results of operations and disposal proceeds/profit of a number of businesses that have been divested/discontinued by the AGL Group.

Discontinued operations	2005 Revenue $m	2005 EBIT $m	2004 Revenue $m	2004 EBIT $m	2003 Revenue $m	2003 EBIT $m
Revenue/ profit on sale of New Zealand businesses	784.1	591.5	-	-	752.3	59.7
Revenue/ profit of discontinued New Zealand businesses	206.7	73.7	417.6	129.4	535.2	139.1
Revenue/ profit of discontinued telecommunications businesses	1.9	2.2	19.4	(33.3)	9.2	(70.2)
Total discontinued operations	992.7	667.4	437.0	96.1	1,296.7	128.6

(c) **Non-recurring items**

The following are significant non-recurring items that have been included in EBIT and revenue for the years ended 30 June 2003, 2004 and 2005.

Non-recurring items	2005 Revenue $m	2005 EBIT $m	2004 Revenue $m	2004 EBIT $m	2003 Revenue $m	2003 EBIT $m
Property sales and rehabilitation expense	37.0	2.6	0.9	0.5	23.2	7.2
Writedown of Windimurra power station	-	-	-	(8.4)	-	-
Equity accounted profit relating to APT entering the tax consolidation regime	-	-	-	27.9	-	-
Write down of electricity network assets	-	(231.1)	-	-	-	-
Other non-recurring items	-	(5.0)	-	(7.6)	-	-
Total non-recurring items	37.0	(233.5)	0.9	12.4	23.2	7.2

(d) **Incremental corporate costs**

Following Demerger, AGL Energy will be an independent company listed on the Australian Stock Exchange, which will necessarily involve additional corporate costs. It has been estimated that these costs will initially be in the order of $10.5 million per annum.

(e) **AIFRS income statement adjustments**

The following Pro forma adjustments have been made to the results of the year ended 30 June 2005 in respect of the adoption of AIFRS:

Deloitte.

	2005 $m
On transition to AIFRS with effect from 1 July 2004, goodwill is no longer amortised but is subject to an annual impairment review. An adjustment has been made to reverse the amortisation of goodwill for the year ended 30 June 2005.	35.7
Following recognition of the defined benefit superannuation fund surplus on transition to AIFRS with effect from 1 July 2004 a Pro forma adjustment has been made to recognise the profit in respect of the increase in the superannuation fund surplus.	7.2
A Pro forma adjustment has been made to recognise an expense in respect of share based payments to AGL employees. AASB 2 "Share Based Payments" requires share based payments to be measured at fair value at grant date and expensed over the applicable vesting period.	(3.1)
	4.1

Balance Sheet

The following adjustments have been made in arriving at the amounts included in the AGL Energy Pro forma Historical Combined Balance Sheet as at 30 June 2005.

	AGL Group AGAAP (a) $m	Pro-forma Adjs (b) $m	AIFRS Adjs (c) $m	AGL Group Pro forma AIFRS $m	Separation of AGL Infra-structure (d) $m	Pro forma AGL Energy (pre-Demerger) $m	Demerger adjs (e) (f) $m	Pro forma AGL Energy $m
Current assets								
Cash	394.2	11.0	-	405.2	(385.3)	19.9		19.9
Receivables	808.3	65.5	-	873.8	(110.9)	762.9		762.9
AGL Energy loan receivable (e)	-	-	-	-	(3,611.3)	-		-
Inventories	14.0	0.2	-	14.2	(4.4)	9.8		9.8
Property, plant and equipment	15.2	-	-	15.2	(15.2)	-		-
Other	78.4	30.2	-	108.6	(7.6)	101.0		101.0
Total current assets	1,310.1	106.9	-	1,417.0	(4,134.7)	893.6		893.6
Non-current assets								
Receivables	131.6	-	(9.2)	122.4	(3.6)	118.8		118.8
Equity accounted investments	607.5	-	366.1	973.6	(779.9)	193.7		193.7
Property, plant and equipment	2,120.1	676.2	1,667.4	4,463.7	(3,594.5)	869.2		869.2
Oil and Gas interests	-	543.0	-	543.0	-	543.0		543.0
Intangible assets	1,479.2	835.1	39.9	2,354.2	(333.5)	2,020.7		2,020.7
Deferred expenditure	138.1	-	(121.0)	17.1	(16.6)	0.5		0.5
Deferred tax assets	125.9	29.9	-	155.8	(91.6)	64.2		64.2
Other	15.7	12.9	10.5	39.1	(17.3)	21.8		21.8
Total non-current assets	4,618.1	2,097.1	1,953.7	8,668.9	(4,837.0)	3,831.9		3,831.9
Total assets	5,928.2	2,204.0	1,953.7	10,085.9	(8,971.7)	4,725.5		4,725.5
Current liabilities								
Payables	433.2	101.1	-	534.3	(147.8)	386.5		386.5
Interest-bearing liabilities	236.4	-	-	236.4	(236.4)	-		-
AGL Energy loan payable (e)	-	-	-	-	-	3,611.3	(3,611.3)	-
Provisions	60.5	13.1	-	73.6	(33.1)	40.5		40.5
Current tax liabilities	85.9	(16.3)	-	69.6	(29.6)	40.0		40.0
Other	8.9	62.1	-	71.0	(1.1)	69.9		69.9
Total current liabilities	824.9	160.0	-	984.9	(448.0)	4,148.2	(3,611.3)	536.9
Non-current liabilities								
Interest-bearing liabilities	1,406.9	2,002.0	-	3,408.9	(3,092.9)	316.0		316.0
Provisions	46.0	1.8	-	47.8	(28.2)	19.6		19.6
Deferred tax liabilities	377.7	68.6	534.5	980.8	(775.7)	205.1		205.1
Other	5.1	32.0	-	37.1	(0.5)	36.6		36.6
Total non-current liabilities	1,835.7	2,104.4	534.5	4,474.6	(3,897.3)	577.3		577.3
Total liabilities	2,660.6	2,264.4	534.5	5,459.5	(4,345.3)	4,725.5	(3,611.3)	1,114.2
Net assets	3,267.6	(60.4)	1,419.2	4,626.4	(4,626.4)	-	3,611.3	3,611.3
Total equity	3,267.6	(60.4)	1,419.2	4,626.4	(4,626.4)	-	3,611.3	3,611.3

(a) Historical data

The AGL Group AGAAP balances have been extracted from the audited consolidated financial statements for the year ended 30 June 2005.

(b) Pro forma adjustments

The Pro forma adjustments impacting the Balance Sheet are summarised as follows:

	Southern Hydro (1) $m	PNG Oil and Gas Interests (2) $m	Debt for acquisitions (1) and (2) $m	Intragroup balances (3) $m	Demerger costs (4) $m	Pro forma adjustment $m
Cash	11.0	-	-	-	-	11.0
Receivables	43.6	-	-	21.9	-	65.5
Inventory	0.2	-	-	-	-	0.2
Other	30.2	-	-	-	-	30.2
Current assets	**85.0**	**-**	**-**	**21.9**	**-**	**106.9**
Property, plant and equipment	701.2	-	-	-	(25.0)	676.2
Oil and Gas Interests	-	543.0	-	-	-	543.0
Intangibles	835.1	-	-	-	-	835.1
Deferred tax asset	29.9	-	-	-	-	29.9
Other	12.9	-	-	-	-	12.9
Non-current assets	**1,579.1**	**543.0**	**-**	**-**	**(25.0)**	**2,097.1**
Total assets	**1,664.1**	**543.0**	**-**	**21.9**	**(25.0)**	**2,204.0**
Accounts payable	27.5	-	-	21.9	51.7	101.1
Provisions	13.1	-	-	-	-	13.1
Current tax	-	-	-	-	(16.3)	(16.3)
Other	62.1	-	-	-	-	62.1
Total current liabilities	**102.7**	**-**	**-**	**21.9**	**35.4**	**160.0**
Interest bearing liabilities	6.8	-	1,995.2	-	-	2,002.0
Provisions	1.8	-	-	-	-	1.8
Deferred tax liability	68.6	-	-	-	-	68.6
Other	32.0	-	-	-	-	32.0
Total non current liabilities	**109.2**	**-**	**1,995.2**	**-**	**-**	**2,104.4**
Total liabilities	**211.9**	**-**	**1,995.2**	**21.9**	**35.4**	**2,264.4**
Net assets	**1,452.2**	**543.0**	**(1,995.2)**	**-**	**(60.4)**	**(60.4)**

(1) On 30 November 2005 AGL completed the acquisition of Southern Hydro for a total consideration of $1,452.2 million which is to be funded by drawing down long term interest bearing liabilities. Southern Hydro's renewable energy power generation assets consist of 11 hydro power stations located in Victoria and New South Wales and a wind farm located at Wattle Point in South Australia. The hydro power stations which represent the majority of Southern Hydro's assets will form part of the AGL Energy business, whilst the Wattle Point Wind Farm will be incorporated into the AGL Infrastructure business.

(2) In July 2005, AGL entered into an agreement with Oil Search Limited to acquire an 11.9% participating interest in PDL2, comprising the Kutubu oil project and a 66.7% participating interest in PDL4, comprising the Gobe oil project. The interests acquired by AGL will entitle AGL Energy to take up a 10% stake in the PNG gas project. Together these ownership interests will comprise "the PNG Upstream Project".

On 16 January 2006 AGL announced the finalisation of the terms of the acquisition of its equity interest in the PNG Upstream Project from Oil Search Limited for a consideration of $543 million (to be funded by drawing down long term interest bearing liabilities).

(3) Intragroup trading balances that were previously eliminated on consolidation of the AGL Group have been reinstated as a Pro forma adjustment as these balances arise from transactions between AGL Infrastructure and AGL Energy that will not be eliminated after the formation of two separate entities following completion of the Demerger.

(4) All Demerger costs (estimated to be $76.7 million before income tax) are to be incurred by AGL Infrastructure. These Demerger costs and the associated tax benefit have been reflected in the Pro forma Historical Combined Balance Sheet of AGL Infrastructure as at 30 June 2005.

(c) AIFRS Adjustments

The adjustments made to the AGL consolidated balance sheet as at 30 June 2005 to reflect the adoption of AIFRS are summarised as follows:

AIFRS Adjustments	$m
Non-current Assets	
• **Receivables**	
On transition to AIFRS the share loan plan operated by AGL will be treated as an in substance option. Accordingly, the share loan plan balance receivable at 30 June 2005 of $9.2 million is removed and is debited to an employee equity settled benefits reserve in equity on transition to AIFRS.	(9.2)
• **Equity accounted investments**	
On transition to AIFRS with effect from 1 July 2004 an election has been made (in accordance with AASB 1 "First time Adoption of Australian Equivalents to International Financial Reporting Standards") to measure certain property, plant and equipment at fair value and use that fair value as the deemed cost of this property, plant and equipment. The adjustment reflects the increase in the equity accounted reserves arising from the increase in the carrying value of certain equity accounted investments on AGL taking up its share of the increase in the carrying value of property, plant and equipment held by ActewAGL and Australian Pipeline Trust.	370.7
This adjustment reflects the reduction in the share of equity accounted profits for the year ended 30 June 2005 as a result of the increased depreciation in respect of the 'step-up' in the carrying value of property, plant and equipment.	(4.6)
	366.1
• **Property, plant and equipment**	
On transition to AIFRS with effect from 1 July 2004 an election has been made (in accordance with AASB 1 "First time Adoption of Australian Equivalents to International Financial Reporting Standards") to measure the New South Wales gas distribution network property, plant and equipment at fair value and use that fair value as the deemed cost of this property, plant and equipment. This has resulted in an increase of $1,578 million in the carrying value of this property, plant and equipment.	1,578.0
This adjustment reflects the increased depreciation for the year ended 30 June 2005 in respect of the 'step up' in the carrying value of the New South Wales gas distribution network property,	

AIFRS Adjustments	$m
plant and equipment.	(31.6)
Reclassification of deferred expenditure that should be classified as property, plant and equipment under AIFRS.	121.0
Total	**1,667.4**
• **Intangible Assets**	
Reversal of goodwill amortisation for the year ended 30 June 2005.	39.9
• **Deferred expenditure**	
Reclassification of deferred expenditure that should be classified as property, plant and equipment under AIFRS.	(121.0)
• **Other**	
Recognition of defined benefit plan asset.	10.5
Non-current liabilities	
• **Deferred tax liabilities**	
The AIFRS adjustment to reflect the deferred tax liability relating to the 'step-up' in the carrying value of the New South Wales gas distribution network property, plant and equipment and the equity accounted share of the ActewAGL Distribution Partnership property, plant and equipment (based on a corporate tax rate of 30%)	542.4
AGL entered into tax consolidation with effect from 1 July 2003. AGL has subsequently amended some of the elections made with respect to tax consolidation and, as a result, have recognised an additional one-off tax benefit of $30 million. This benefit arises from the uplift in the tax value of certain infrastructure assets and the consequential reduction of the deferred tax liabilities previously created from accelerated tax depreciation on those assets.	(30.0)
Tax effect of other AIFRS adjustments	22.1
Total	**534.5**
Total AIFRS adjustments	**1,419.2**

(d) Separation of AGL Infrastructure

The separation of AGL Infrastructure represents the assets and liabilities of the entities that will form part of AGL Infrastructure following the Demerger. These balances reflect AGL Infrastructure following the transfer to AGL Energy of $300 million of the AGL Group's long term interest bearing liabilities.

(e) Internal loan payable/receivable

The internal loan payable and receivable represents the intergroup balances between entities that will form part of the AGL Energy and AGL Infrastructure businesses. The balance represents the balances existing at 30 June

2005 plus the balances that will arise on the internal restructure. As part of the Demerger this payable will be settled by AGL Energy issuing new shares to AGL Infrastructure.

(f) Capital Structure

The Pro forma adjustments to AGL Energy equity are as follows:

	AGL Energy $m	Pro forma Adjs [1] $m	Pro forma AGL Energy $m
Share capital	-	3,611.3	3,611.3
Reserves	-	-	-
Retained profits	-	-	-
Total equity attributable to AGL Energy members	-	3,611.3	3,611.3

(1) Issue of shares in settlement of the intergroup payable referred to in note 3(e).

4. Revenue

	AIFRS 2005 $m	AGAAP 2005 $m	AGAAP 2004 $m	AGAAP 2003 $m
Revenue				
Sale of goods	3,465.0	3,465.0	3,391.2	3,108.1
Provision of services	81.8	81.8	87.8	16.3
Disposals of assets	-	0.5	1.5	0.8
Other	10.6	10.6	0.5	6.8
Total revenue	3,557.4	3,557.9	3,481.0	3,132.0

5. Expenses

	AIFRS 2005 $m	AGAAP 2005 $m	AGAAP 2004 $m	AGAAP 2003 $m
Cost of goods sold	2,917.2	2,917.2	2,797.1	2,573.9
Administrative and other costs	134.0	134.5	203.0	148.8
Employee benefits	198.7	202.8	187.2	149.6
Total operating expenses	3,249.9	3,254.5	3,187.3	2,872.3
Depreciation and amortisation	48.3	84.0	80.7	63.8
Total	3,298.2	3,338.5	3,268.0	2,936.1

	AIFRS 2005 $m
6. Cash	
Cash at bank and on deposit	19.9
7. Receivables (current)	
Debtors	363.2
Less provision for doubtful debts	(25.4)
	337.8
Unbilled revenue	399.5
Loans receivable (secured)	0.1
Amounts owing by associates and joint venture entities	25.5
	762.9

	AIFRS 2005 $m

8. Inventories (current)

Raw materials and stores – at cost	9.8

9. Other Assets

Current	
Prepayments	101.0
Non-current	
Prepayments	21.8

10. Receivables (non-current)

Loans receivable (secured)	1.8
Loans to directors engaged in full time employment (secured)	3.7
Amounts owing by associates and joint venture entities	113.3
	118.8

11. Equity Accounted Investments (non-current)

At equity accounted carrying amount	
• Associates not quoted on stock exchange (note 26)	107.8
• Joint venture entities not quoted on stock exchange (note 26)	85.9
	193.7

12. Property, Plant and Equipment (non-current)

(a) Land and Buildings	
Freehold and Leasehold	
At cost	2.6
Less provision for amortisation	(1.0)
	1.6
(b) Plant and Equipment	
At cost(1)	961.1
Less provision for depreciation	(93.5)
	867.6
Total	869.2

(1) On 30 November 2005 AGL completed the acquisition of Southern Hydro. This balance includes the fair value of the property, plant and equipment acquired of $701.2 million.

13. Oil and Gas Interests

PNG Oil and Gas Interests (1)	543.0

(1) In July 2005, AGL entered into an agreement with Oil Search Limited to acquire an 11.9% participating interest in PDL2, comprising the Kutubu oil project and a 66.7% participating interest in PDL4, comprising the Gobe oil project. The interests acquired by AGL will entitle AGL Energy to take up a 10% stake in the PNG gas project. Together these ownership interests will comprise "the PNG Upstream Project".

On 16 January 2006 AGL announced the finalisation of the terms of the acquisition of its equity interest in the PNG Upstream Project.

	AIFRS 2005 $m

14. Intangible Assets

Goodwill	1,185.6
Southern Hydro intangibles (1)	835.1
	2,020.7

(1) AGL have not yet completed the acquisition accounting in respect of Southern Hydro. This amount will be allocated between goodwill and other identifiable intangibles including licences, on finalisation of the acquisition accounting of Southern Hydro.

15. Deferred Tax Assets

Temporary differences	64.2

16. Payables (current)

Creditors	375.8
Amounts owing to associates and joint venture entities	10.7
	386.5

17. Provisions

Current	
Employee benefits	32.2
Environmental rehabilitation	3.0
Onerous contracts	5.3
Current provisions	40.5
Non-current Provisions	
Employee benefits	12.7
Onerous contracts	6.8
Other	0.1
Non current provisions	19.6

18. Current Tax Liabilities

Current tax payable	40.0

19. Interest Bearing Liabilities

Non-current	
Bank borrowings	300.0
Customer deposits and interest (1)	9.0
Other borrowings	0.2
Lease liabilities	6.8
	316.0

(1) Customer deposits and interest relate to security deposits lodged by gas and electricity customers.

20. Deferred Tax Liabilities

Temporary differences (1)	205.1

(1) Includes an amount of approximately $120 million in respect of unbilled revenue

	AIFRS 2005 $m

21. Other liabilities [1]

Other current liabilities	69.9
Other non-current liabilities	36.6

(1) Includes $62.1 million (current) and $32.0 million (non-current) of premiums received in advance by Southern Hydro under forward derivative contracts. This unearned revenue is amortised over the period of the relevant contract.

22. Capital Commitments

Expenditure contracted for at balance date not reflected in the financial information in respect of property, plant and equipment:

Payable	
Not later than one year	0.4
Later than one year but not later than five years	4.7
Later than five years	6.6
	11.7

23. Lease Commitments

Non-cancellable operating leases

Due within 1 year	7.3
Due between 1 and 5 years	8.8
Due after 5 years	0.2
	16.3

Lease Commitments of Southern Hydro

On 30 November 2005 AGL completed the acquisition of Southern Hydro. Lease commitments noted in the consolidated financial statements of Southern Hydro at 30 June 2005 were:

Non-cancellable operating leases

Due within 1 year	4.6
Due between 1 and 5 years	16.8
Due after 5 years	7.7
	29.1

Finance leases

Finance leases relate to the land and property, plant and equipment affixed to that land at the Kiewa and Rubicon schemes. These leases have terms of 60 years. No payment is required under the lease agreement until the year 2028. The minimum lease payments are as follows:

Longer than 5 years	178.7
Future finance charges	(171.9)
Total lease liability	6.8

	AIFRS 2005 $m

24. Contingent Liabilities

(a) Contingent liabilities

Bank guarantees	36.5
Guarantees and warranties	86.7

(b) Other contingent liabilities

Claims and possible claims, indeterminable in amount, have arisen in the course of business. Based on legal advice obtained, the directors believe that any resultant liability will not materially affect the financial position of AGL Energy.

25. Segment Reporting

Products and services

Energy Sales & Marketing - Sale of natural gas and electricity
Investments - Investments in energy retailers
Power Generation - Electricity generation

	Total Revenue (A-GAAP)			Equity Accounted Profits (A-GAAP)		
	2005	2004	2003	2005	2004	2003
Energy, Sales & Marketing	3,510.2	3,457.3	3,085.3	0.2	(0.2)	-
Investments	24.0	16.5	33.0	30.0	29.5	20.8
Power Generation	11.2	1.9	10.3	(1.1)	2.7	-
Unallocated	12.5	5.3	3.4	-	-	-
	3,557.9	3,481.0	3,132.0	29.1	32.0	20.8

	Depreciation & Amortisation (A-GAAP)			EBIT (A-GAAP)		
	2005	2004	2003	2005	2004	2003
Energy, Sales & Marketing	68.7	50.8	44.2	206.2	218.8	196.6
Investments	0.3	0.3	0.8	36.1	30.9	29.1
Power Generation	13.5	12.9	4.3	27.6	22.9	15.6
Unallocated	1.5	16.7	14.6	(21.4)	(27.6)	(24.6)
	84.0	80.7	63.8	248.5	245.0	216.7

26. Equity Accounting Information

Interests in Associates and Joint Venture Entities	Principal Activity	Ownership interest %	Investment Carrying amount Equity Value 2005 $m
Greater Energy Alliance Corporation Pty Limited	Electricity Generation	32.5	106.8
ActewAGL Retail Partnership	Provision of energy and water services	50.0	10.3
Auscom Holdings Pty Limited	Distribution and sale of LPG	50.0	75.6
Other			1.0
TOTAL			**193.7**

27. Additional Financial Instruments Disclosure

Derivative Portfolio

The nature of business undertaken by AGL necessitates the management of electricity price risk through a substantial derivative hedging portfolio. This derivative portfolio is exclusively applicable to AGL Energy and there are no interrelationships with other parts of the AGL Group that would be affected by the Demerger. On completion of the Demerger, the entire energy derivative portfolio will therefore be held by AGL Energy. At 30 June 2005, the following derivative portfolio policy and financial statement position existed within the AGL Group and, had the Demerger occurred at that date, would have been applicable to AGL Energy.

Objectives and significant terms and conditions

AGL Group enters into a variety of derivative financial instruments to manage AGL risks described below. AGL Group does not enter into such instruments for purposes other than as part of the overall management of the wholesale energy portfolio.

Electricity purchase risk management

Exposure to fluctuations in wholesale market electricity prices is minimised through the use of various types of hedging contracts. It is the policy of AGL to actively manage the exposure arising from its forecast mass-market and contestable load. In doing so, AGL has entered into various hedging contracts with individual market participants. Any unhedged position exposes AGL to pool price variation. AGL's policy has been that the exposure and the consequent price risk be managed within prescribed limits. The hedge portfolio consists predominantly of swaps, caps and option contract types. The remaining terms and face values of outstanding electricity hedging contracts at 30 June 2005 are detailed in the following table:

	Face Value 2005 $m
Electricity hedging contracts	
Less than 1 year	1,116.5
1 to 5 years	1,670.7
Longer than 5 years	92.2
	2,879.4

The net unrecognised loss calculated under AGAAP in respect of electricity hedging contracts at 30 June 2005 was $269.0 million. All contracts are due for settlement within 11 years of the reporting date. These transactions are for the purposes of hedging current contracted commercial and industrial customer load and forecast mass-market customer sales and as such no ultimate net loss is anticipated.

The net unrecognised loss, calculated in accordance with the relevant accounting standard, has been based on readily available market price estimates, which are usually quoted for small volume contracts. These market price estimates are not necessarily representative of independent market price valuations for the exotic and/or larger volume contracts in AGL's electricity hedge portfolio, for which relevant market price valuations are not readily available.

Credit risk

AGL is exposed to credit related losses in the event of non-performance by counterparties to derivative instruments. At 30 June 2005, AGL had no significant concentration of credit risk with any single counterparty or group of counter

parties in respect of derivative instruments. The existence of Master Netting Agreements with a number of counter parties provides additional collateral in respect of credit risk. Amounts receivable by AGL at 30 June 2005 are detailed in the following table.

	2005 $m
Amounts receivable in respect of:	
Electricity contracts	54.3
	54.3

Liquidity risk

Liquidity risk relating to the use of derivative instruments arises from possible future adverse changes in market conditions. In such circumstances, AGL may be forced to sell derivative positions at values which are below their underlying worth or may be unable to exit the positions at all. Accordingly AGL only utilises highly liquid derivative markets, although illiquidity in certain market conditions cannot be entirely avoided. AGL has adequate standby facilities and funding arrangements to enable it to settle all outstanding derivatives transactions on the due dates.

Off-balance sheet financial arrangements

AGL Group has not and it is anticipated that AGL Energy will not use special purpose vehicles or any other form of off-balance sheet financing, except for derivatives in the energy trading portfolio described above. From 1 July 2005, with the adoption of AIFRS, AGL Energy's derivative portfolio will be accounted for in accordance with AASB 139 Financial Instruments: "Recognition and Measurement" which requires all such instruments to be recognised on-balance sheet from that date. Operating leases are commitments only under non-cancellable lease agreements and therefore are not included in the balance sheet.

28. Economic Dependency

(a) AGL Energy is dependent to a significant extent upon various consortia of producers for the supply of natural gas from the Cooper Basin in South Australia, the Gippsland field in Bass Strait and the Surat/Bowen Basin in Queensland. Long term contracts protect the continuity of supply from these producers. AGL Energy has an obligation to pay the consortia of producers for a specified minimum quantity of gas each contract year, irrespective of the quantity actually supplied by the producers. AGL Energy has the right to receive, without additional payment to the producers, a future delivery of gas equivalent to the quantity paid for but not taken in any contract year.

(b) AGL Energy is dependent to a significant extent on the acquisition of electricity from generating entities and the use of transmission systems. Ongoing contracts are in place both for the purchase of electricity and the use of the transmission systems.

Deloitte.

AGL Infrastructure

Pro forma Historical Combined Financial Information

Pro forma Historical Combined Income Statements 1
Pro forma Historical Combined Balance Sheet 2
Pro forma Historical Combined Cash Flow Information 3
Notes to the Pro forma Historical Combined Financial Information 4
1. Statement of Significant Accounting Policies 4
2 Impact of adopting Australian equivalents to International Financial Reporting Standards 13
3 Pro forma and AIFRS adjustments 18
4. Revenue 25
5. Expenses 26
6. Receivables (current) 26
7. Inventories 26
8. Property, plant and equipment (current) 26
9. Receivables (*non-current*) 27
10. Equity Accounted Investments (non-current) 27
11. Property, Plant and Equipment (non-current) 27
12. Intangible Assets 27
13. Deferred Expenditure 28
14. Deferred Tax Assets 28
15. Payables (current) 28
16. Interest Bearing Liabilities 28
17. Provisions 28
18. Current Tax Liabilities 29
19. Deferred Tax Liabilities 29
20. Capital Commitments 29
21. Lease Commitments 29
22. Contingent liabilities and contingent assets 29
23. Equity Accounting Information 30
24. Segment Reporting 30
25. Additional Financial Instruments Disclosure 30

AGL Infrastructure

Pro forma Historical Combined Income Statements

For the financial year ended 30 June	Note	AIFRS 2005 $m	AGAAP 2005 $m	AGAAP 2004 $m	AGAAP 2003 $m
Revenue from ordinary activities	4a	771.0	772.4	728.3	692.6
Share of net profits of associates and joint ventures accounted for using the equity method	4b	51.6	56.2	52.4	52.3
Expenses from ordinary activities	5	(383.0)	(384.6)	(359.3)	(342.2)
Profit from ordinary activities before interest, income tax expense, depreciation and amortisation		439.6	444.0	421.4	402.7
Depreciation and amortisation	5	(109.8)	(82.4)	(84.4)	(78.4)
Profit from ordinary activities before interest and income tax expense		329.8	361.6	337.0	324.3

AGL Infrastructure

Pro forma Historical Combined Balance Sheet

As at 30 June 2005	Note	AIFRS $m
Current assets		
Cash		385.3
Receivables	6	110.9
Inventories	7	4.4
Property, plant and equipment	8	15.2
Other		7.6
Total current assets		523.4
Non-current assets		
Receivables	9	3.6
Equity accounted investments	10	779.9
Property, plant and equipment	11	3,594.5
Intangible assets	12	333.5
Deferred expenditure	13	16.6
Deferred tax assets	14	91.6
Other		17.3
Total non-current assets		4,837.0
Total assets		5,360.4
Current liabilities		
Payables	15	147.8
Interest-bearing liabilities	16	236.4
Provisions	17	33.1
Current tax liabilities	18	29.6
Unearned revenue		1.1
Total current liabilities		448.0
Non-current liabilities		
Interest–bearing liabilities	16	3,092.9
Provisions	17	28.2
Deferred tax liabilities	19	775.7
Unearned revenue		0.5
Total non-current liabilities		3,897.3
Total liabilities		4,345.3
Net assets		1,015.1
Equity		
Contributed equity	3(f)	642.4
Reserves	3(f)	5.7
Retained earnings	3(f)	367.0
Total equity		1,015.1

AGL Infrastructure

Pro forma Historical Combined Cash Flow Information

For the financial year ended 30 June	2005 $m	2004 $m	2003 $m
Pro forma cash flow from operating activities			
Pro forma profit from ordinary activities before interest and income tax expense	361.6	337.0	324.3
Depreciation and amortisation	82.4	84.4	78.4
	444.0	421.4	402.7
Other adjustments:			
Movements in working capital	(20.1)	(4.9)	3.6
Equity share of associates profits	(56.2)	(52.4)	(52.3)
Dividends received from associates	51.3	51.6	23.9
Other	13.0	6.7	(7.6)
Pro forma cash flow from operating activities (prior to income tax and net financing costs)	432.0	422.4	370.3
Maintenance capital expenditure [(1)]	(58.6)	(33.5)	(34.8)
Total Pro forma cash flows provided by operating activities (prior to income tax and net financing costs) less Maintenance Capital Expenditure	373.4	388.9	335.5

(1) Maintenance capital expenditure relates to expenditure which is essential for the proper and continuing operation of individual assets in AGL Infrastructure's portfolio. It is the minimum capital expenditure required to facilitate ongoing business-as-usual activities and maintain those assets in a safe and functional condition.

AGL Infrastructure

Notes to the Pro forma Historical Combined Financial Information

1. Statement of Significant Accounting Policies

(a) Applicable Accounting Standards

The significant accounting policies detailed in this Note 1 are the AIFRS compliant accounting policies that have been adopted by the AGL Group with effect from 1 July 2005.

The Pro forma Historical Combined Balance Sheet as at 30 June 2005 is presented in accordance with AIFRS on the basis of the policies set out below. In preparing the Pro forma Historical Combined Balance Sheet as at 30 June 2005, AGL has decided to apply the exemption provided in AASB 1 which permits entities to not apply the requirements of AASB 132 "Financial Instruments: Presentation and Disclosure" **(AASB 132)** and AASB 139 "Financial Instruments: Recognition and Measurement" **(AASB 139)** for the financial year ended 30 June 2005. AASB 139 requires all derivatives, including embedded derivatives, to be measured at fair value on the Balance Sheet. Accordingly, the fair value of derivatives held by AGL has not been reflected in the Pro forma Historical Combined Balance Sheet. Refer to note 25 for information regarding the derivatives held by AGL as at 30 June 2005.

The Pro forma Historical Combined Income Statements for the years ended 30 June 2003, 30 June 2004 and 30 June 2005 have been presented in accordance with AGAAP as adopted by the AGL Group.

The Pro forma Historical Combined Income Statement for the year ended 30 June 2005 is also presented in accordance with AIFRS on the basis of the policies set out below.

Note 2 details the major differences between the recognition and measurement principles prescribed in AGAAP and those prescribed in AIFRS, relevant to AGL Infrastructure.

(b) Basis of Preparation and Combination

On 31 October 2005, AGL announced its intention to demerge its retail and merchant energy businesses to create an independent publicly traded company, AGL Energy. As a result of the Demerger, AGL will continue to operate and to be listed on the Australian Stock Exchange **(ASX)**, but will have a significantly different business operation and risk profile. The remaining businesses of AGL will include the New South Wales gas network, the Victorian electricity network, the Agility infrastructure management business, Southern Hydro's Wattle Point Wind Farm, the 30 per cent stake in the Australian Pipeline Trust and the 50 per cent holding in the ActewAGL gas and electricity distribution networks. As part of the Demerger process, AGL will be renamed AGL Infrastructure Limited **(AGL Infrastructure)**.

This Pro forma historical combined financial information has been prepared so as to comply, subject to the basis of preparation outlined in this note, with Australian Accounting Standards as follows:

- The Pro forma Historical Combined Income Statements and Pro forma Historical Combined Cash Flow Information for the years ended 30 June 2003, 30 June 2004 and 20 June 2005 that have been prepared in

accordance with Australian Accounting Standards and other mandatory professional reporting requirements that were applicable to those financial years **(AGAAP)**;

- A Pro forma Historical Combined Income Statement for the year ended 30 June 2005 that has been prepared in accordance with Australian Equivalents to International Financial Reporting Standards **(AIFRS)**;
- A Pro forma Historical Combined Balance Sheet as at 30 June 2005 that has been prepared in accordance with AIFRS.

In preparing the Pro forma historical combined financial information there have been departures from the disclosure requirements of both AGAAP and AIFRS where they are not considered to be applicable given the Pro forma nature of the financial information. These departures include presenting the Pro forma Historical Combined Income Statements to the profit from ordinary activities before interest and income tax level only and presenting cash flow information for operating and selected investing activities only. The cash flow from operating activities excludes cash flows relating to interest and taxation. No comparative information is presented for the Balance Sheet.

Transactions that have or will be undertaken to realise the Demerger (see Notes 1(c) and 1(d)) have been reflected in determining the Pro forma historical combined financial information under the application of AIFRS.

AGL Infrastructure has a deficiency of current assets to current liabilities. The Pro forma Historical Combined Financial Information has been prepared on a going concern basis as AGL Infrastructure will have committed long term financing facilities and is generating positive cash flows from operations.

The Pro forma historical combined financial information comprises Pro forma Historical Combined Income Statements and Pro forma Historical Combined Cash Flow Information for the three years ended 30 June 2003, 2004 and 2005 and a Pro forma Historical Combined Balance Sheet as at 30 June 2005 for the entities that will form part of AGL Infrastructure following the Demerger of AGL Energy.

(c) Pro forma Historical Combined Balance Sheet (Note 3)

The following principles have been adopted in the preparation of the Pro forma Historical Combined Balance Sheet.

Business Combinations between Commonly Controlled Entities

The Pro forma Historical Combined Balance Sheet includes AGL Infrastructure together with the entities that are proposed to form part of AGL Infrastructure following the Demerger. In order to get to this position, there will be a series of internal transfers as contemplated by the Demerger Implementation Deed.

Entities subject to the Demerger Implementation Deed will be transferred to AGL Energy on or before the Demerger Date with the transfers being accounted for at book value in accordance with AIFRS. For the purposes of the Pro forma Historical Combined Balance Sheet these internal transfers are assumed to have taken place on 30 June 2005.

Business Combinations subsequent to 30 June 2005

Subsequent to 30 June 2005 AGL has undertaken a number of significant acquisitions. These acquisitions (which are to be funded by AGL Infrastructure from existing cash balances and by drawing down on long term interest bearing liabilities) have been reflected in the Pro forma Historical Combined Balance Sheet as if they had occurred on 30 June 2005. Details of the acquisitions are as follows:

	AGL Infrastructure $m	AGL Energy $m	AGL Group $m
Southern Hydro Pty Limited(1)	166.5	1,285.7	1,452.2
PNG Oil and Gas Interests(2)	-	543.0	543.0
	166.5	1,828.7	1,995.2

(1) On 30 November 2005 AGL completed the acquisition of Southern Hydro for a total consideration of $1,452.2 million. Southern Hydro's renewable energy power generation assets consist of 11 hydro power stations located in Victoria and New South Wales and a wind farm located at Wattle Point in South Australia. The hydro power stations which represent the majority of Southern Hydro's assets will form part of the AGL Energy business, whilst the Wattle Point Wind Farm will be incorporated into the AGL Infrastructure business.

(2) In July 2005, AGL entered into an agreement with Oil Search Limited to acquire an 11.9% participating interest in PDL2, comprising the Kutubu oil project, and a 66.7% participating interest in PDL4, comprising the Gobe oil project. The interests acquired by AGL will entitle AGL Energy to take up a 10% stake in the PNG gas project. Together these ownership interests will comprise "the PNG Upstream Project".

On 16 January 2006 AGL announced the finalisation of the terms of the acquisition of its equity interest in the PNG Upstream Project from Oil Search Limited for a consideration of $543 million (to be funded by drawing down long term interest bearing liabilities).

Capital structure

The capital structure reflected in the Pro forma Historical Combined Balance Sheet is after the Demerger has been effected.

Restructure of debt

AGL's interest bearing liabilities as at 30 June 2005 amounted to $1,643.3 million. As a result of the Demerger $300 million of the AGL Group's long term interest bearing liabilities are to be transferred to AGL Energy. This will result in AGL Infrastructure retaining long term interest liabilities of approximately $3,093 million (after funding the acquisition of Southern Hydro and the equity interest in the PNG Upstream Gas Project acquired from Oil Search Limited).

Accounting for Demerger costs

All Demerger costs (estimated to be $76.7 million before income tax) are to be incurred by AGL Infrastructure. These Demerger costs and the associated tax benefit have been reflected in the Pro forma Historical Combined Balance Sheet of AGL Infrastructure as at 30 June 2005 and are comprised of the following components:

	Demerger costs $m
Demerger transaction costs	51.7
Write off of information technology systems	25.0
	76.7

(d) Pro forma Historical Combined Income Statements and Pro forma Historical Combined Cash Flow Information (Note 3)

The Pro forma Historical Combined Income Statements and Pro forma Historical Combined Cash Flow Information have been prepared as if the transactions required to give effect to the Demerger of AGL Energy took effect on 1 July 2002. The following principles have been adopted in the preparation of the Pro forma Historical Combined Income Statements and Pro forma Historical Combined Cash Flow Information:

- exclusion of gains and losses on the disposal of businesses;
- exclusion of revenues and costs of businesses disposed of or designated as discontinued in the period presented;
- exclusion of one-off and non-recurring items (significant items); and
- inclusion of costs of Demerger.

Historical borrowing costs and income tax expense have not been recognised in the Income Statements as they are not indicative of these expenses had AGL Infrastructure operated as a stand alone group independent of AGL Energy during the relevant periods.

(e) Receivables

Debtors, loans receivable and other receivables are carried at amounts due or amounts expected to be realised, whichever is the lesser. Unbilled revenue represents estimated gas and electricity services supplied to customers but unbilled at the end of the financial year. Receivables are normally recognised when control of goods and services provided by AGL Infrastructure passes to the buyers.

(f) Inventories

Stocks and materials are valued at the lower of cost and estimated net realisable value. Costs, including an appropriate portion of fixed and variable overhead expenses, are assigned to inventory on hand by the method most appropriate to each particular class of inventory, with the majority being valued on a first-in-first-out basis.

(g) Investments

Investments in associates and jointly controlled entities are shown at cost plus AGL Infrastructure's share of the post-acquisition undistributed profits and reserves of the associates or jointly controlled entities. The results of associates and jointly controlled entities are accounted for using the equity method of accounting.

Interests in jointly controlled assets and operations are recognised by including in the financial report under the appropriate categories AGL Infrastructure's relevant proportion of joint venture revenues, expenses, assets and liabilities.

Interests in partnerships that are not joint ventures are shown at cost plus AGL Infrastructure's share of the undistributed profits of the partnerships. AGL Infrastructure's share of the profits of partnerships is recognised as it is earned.

On transition to AIFRS with effect from 1 July 2004 an election has been made (in accordance with AASB 1 "First time Adoption of Australian Equivalents to International Financial Reporting Standards") to measure certain property, plant and equipment at fair value and use that fair value as the deemed cost of this property, plant and equipment. This has resulted in the equity accounted investments in Australian Pipeline Trust and ActewAGL Distribution Partnership increasing by $140.7 million (after income tax) and $230.0 million respectively to reflect AGL's share of the increase in equity accounted reserves arising from the increase in the carrying value of property, plant and equipment held by these associates.

Investments in other entities are initially recognised at cost. After initial recognition, these investments are stated at fair value less any impairment. Dividend income or distributions from such entities are brought to account as profit from ordinary activities.

(h) Property, plant and equipment

Purchased assets

Items of property, plant and equipment are initially brought to account at cost which includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. For qualifying assets, cost includes, where applicable, borrowing and other costs incurred during construction or represents, where applicable, the fair value of assets acquired on the purchase of controlled entities.

On transition to AIFRS with effect from 1 July 2004 an election has been made (in accordance with AASB 1 "First time Adoption of Australian Equivalents to International Financial Reporting Standards") to measure the New South Wales gas distribution network property, plant and equipment at fair value and use that fair value as the deemed cost of this property, plant and equipment. This has resulted in an increase of $1,578 million in the carrying value of this property, plant and equipment.

Property, plant and equipment, other than freehold land and buildings, are stated at cost less accumulated depreciation and impairment.

Property, plant and equipment, other than freehold land, leasehold improvements and surplus properties held for sale, are depreciated at rates based upon the expected useful lives of the assets. Depreciation rates are reviewed annually and, if necessary, adjusted to reflect the most recent assessments of useful lives.

Leasehold improvements are amortised over the periods of the relevant leases or the expected useful lives of the improvements, whichever are the shorter.

Leased assets

Assets acquired under finance leases are capitalised and amortised over their expected useful lives. Corresponding liabilities are also established and lease payments are allocated between interest expense and lease liabilities with the interest component being charged against profits as incurred.

Payments made under operating leases are expensed as incurred.

Deloitte.

(i) Intangibles

All potential intangible assets acquired in a business combination are identified and recognised separately from goodwill where they satisfy the definition of an intangible asset and their fair value can be measured reliably. The useful lives of these intangible assets are assessed to be either finite or indefinite.

Goodwill

Goodwill represents the excess of acquisition costs over the fair values of the identifiable assets, liabilities and contingent liabilities acquired. Goodwill is not amortised but is tested for impairment annually and whenever there is an indication that the goodwill may be impaired. Any impairment is recognised immediately in profit or loss and is not subsequently reversed.

Licences

AGL Infrastructure's electricity distribution licence is carried at cost, representing the fair value of the electricity licence acquired. The licence was granted in perpetuity, has an indefinite useful life and, accordingly, is not amortised.

(j) Borrowing costs

Borrowing expenses relating to long-term debt held at amortised cost are amortised using the effective yield method. Borrowing costs relating to debt held at fair value through profit or loss are expensed. Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that asset.

(k) Recoverable amount of non-current assets

At each reporting date, AGL Infrastructure reviews the carrying amount of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, AGL Infrastructure estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Goodwill and intangible assets with indefinite useful lives are tested for impairment annually and whenever there is an indication of impairment. An impairment of goodwill is not subsequently reversed.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than the carrying amount of the asset (or cash-generating unit) it is reduced to its recoverable amount. An impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the impairment loss is treated as a revaluation decrease.

A reversal of an impairment loss is recognised as an increase to the estimated recoverable amount of the asset (or cash-generating unit) but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating

unit) in prior years. A reversal of an impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the reversal of the impairment loss is treated as a revaluation increase.

(l) Payables

Creditors and other payables, including accruals not yet billed, are recognised when AGL Infrastructure becomes obliged to make future payments principally as a result of purchases of goods and services.

(m) Interest bearing liabilities

Borrowings are recorded initially at fair value, net of transaction costs. Subsequent to initial recognition, borrowings are measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

(n) Provisions

Provisions are recognised when AGL Infrastructure has a present obligation, the future sacrifice of economic benefits is probable and the amount of the provision can be measured reliably. The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

(o) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority or for receivables and payables which are recognised inclusive of GST. Cash flows are included in the statement of cash flows on a gross basis. GST which is recoverable or payable to the taxation authority is classified as operating cash flows.

(p) Taxation

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

Deferred tax assets and liabilities are not recognised when they arise from the initial recognition of assets and liabilities (other than from a business combination) which affects neither taxable income nor accounting profit. Deferred tax liabilities are not recognised when they arise from investments in subsidiaries, branches, associates and joint ventures where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets are only recognised to the extent that it is probable that they will be realised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled based on tax rates (and tax laws) that have been enacted or substantively

enacted by the reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which AGL Infrastructure expects, at the reporting date, to recover or settle the carrying amounts of its assets and liabilities.

Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or tax loss for the period. Current and deferred tax is recognised as an expense or income in the income statement, except when it relates to items credited directly to equity, in which case the deferred tax is also recognised in equity.

(q) Restoration and rehabilitation costs

The initial cost of property, plant and equipment includes the initial estimate, discounted to present value, of dismantling, removing the item and restoring the site on which it is located where the obligation arises when the item is acquired or through use for purposes other than to produce inventories.

(r) Employee benefits

Liabilities for wages, salaries, annual leave and other employee benefits which are expected to be settled within twelve months of reporting date are accrued at nominal amounts, calculated on the basis of wage and salary rates expected to apply at the time of settlement, plus relevant employment on-costs.

Liabilities for other employee benefits, which are not expected to be settled within twelve months of reporting date, are accrued at nominal amounts calculated on the basis of wage salary rates expected to apply at the time of settlement. The liabilities ascertained using this method are not materially different from the liabilities determined using the present value method of the estimated future cash flows to be made.

The directors have elected under s.334(5) of the Corporations Act 2001 to apply Accounting Standard AASB 119 Employee Benefits, even though the Standard is not required to be applied until annual reporting periods beginning on or after 1 January 2006.

Contributions to defined contributions superannuation plans are expended when incurred. For defined benefit superannuation plans, actuarial valuations are obtained at least annually to determine the cost of providing benefits. Actuarial gains and losses are recognised directly in retained earnings in the period in which they occur.

The defined benefit obligation represents the present value of the defined benefit obligation, adjusted for unrecognised past service cost, net of the fair value of the plan assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

(s) Share-based payments

AGL Infrastructure provides benefits to employees (including directors) of AGL Infrastructure in the form of share-based payment transactions. Share-based payments granted after 7 November 2002 that were unvested at 1 January 2005, are measured at fair value at grant date and expensed over the vesting period. Fair value is measured using the share price for AGL shares at grant date adjusted for the non-receipt of dividends over the vesting period. Vesting is not conditional upon a market condition. No expense is recognised for share-based payments that do not vest.

(t) Revenue recognition

Gas and electricity services revenue represents accounts rendered plus an accrual for unbilled revenue at the end of the financial period.

Revenue from the provision of services, including revenue from construction contracts, represents consideration received or receivable determined, where appropriate, in accordance with the percentage of completion method, with the stage of completion of each contract determined by reference to the proportion that contract costs for work performed to date bears to the estimated total contract costs.

Customer contributions towards infrastructure are recognised as revenue in the periods in which the infrastructure is completed.

(u) Foreign currencies

The functional and presentation currency of AGL Infrastructure and its Australian subsidiaries is Australian dollars. The functional currency of the subsidiaries in Chile is the Chilean Peso.

Translation of foreign currency transactions

Foreign currency transactions are converted to Australian dollars at exchange rates ruling at the dates of those transactions. Amounts payable and receivable in foreign currencies at balance date are converted to Australian dollars at exchange rates ruling on that date.

Exchange differences arising from the conversion of amounts payable and receivable in foreign currencies are brought to account as gains or losses in the periods in which the differences arise except for exchange differences on transactions entered into in order to hedge certain foreign currency risks (refer separate note on Derivative Financial Instruments).

Translation of foreign currency financial statements

Assets and liabilities of overseas subsidiaries are translated into Australian dollars at exchange rates ruling at reporting date. Profits and losses of such controlled entities are translated at average exchange rates ruling during the year. Exchange differences arising on translation are taken directly to the foreign currency translation reserve and recognised in profit or loss on disposal of the overseas subsidiary.

(v) Derivative financial instruments

AGL Infrastructure uses derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk. Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event, the timing of the recognition in profit or loss depends on the nature of the hedge relationship. Hedges are classified as fair value hedges when they hedge the exposure to changes in the fair value of recognised assets or liabilities or firm commitments; cash flow hedges where they hedge exposure to variability in cash flows from highly probable forecast transactions or hedges of net investments in foreign operations.

Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair value of the hedge asset or liability that is attributable to the hedged risk.

Hedge accounting is discontinued when the hedge instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. The adjustment to the carrying amount of the hedged item arising from the hedge risk is amortised to profit or loss from that date.

Cash Flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss.

Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

Hedges of net investments

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instruments relating to the effective portion of the hedge is recognised in the foreign currency translation reserve; the gain or loss relating to the ineffective portion is recognised immediately in profit or loss. Gains and losses deferred in the foreign currency translation reserve are recognised immediately in profit or loss when the foreign operation is disposed of.

Embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of their host contracts and the host contracts are not measured at fair value with changes in fair value recognised in profit or loss.

2 Impact of adopting Australian equivalents to International Financial Reporting Standards

AGL changed its accounting policies on 1 July 2005 to comply with AIFRS. The transition to AIFRS was accounted for in accordance with Accounting Standard AASB 1 "First Time Adoption of Australian Equivalents to International Financial Reporting Standards" (**AASB 1**), with 1 July 2004 as the date of transition, except for financial instruments, including derivatives, where the company has elected to defer the transition date to 1 July 2005.

An explanation of how the transition from AGAAP to AIFRS has affected AGL's balance sheet and income statement is set out in the following notes.

The impacts are based on the elections made by AGL under AASB 1 including elections to:

- Not restate previous Business Combinations (refer note (iii));
- Adopt deemed cost valuations for property, plant and equipment in order to maintain current carrying values (refer note (vi)), other than the adoption of fair value as deemed cost for the property, plant and equipment in respect of AGL Gas Networks, Australian Pipeline Trust and the ActewAGL Distribution partnership;
- Reset the opening foreign currency translation reserve to zero (refer (ii));
- Not restate comparatives for AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement" (refer note (viii)); and
- Adopt the retained earnings option for the recognition of defined benefit fund actuarial gains and losses (refer note (i)).

Further developments in AIFRS (for example, the release of further pronouncements by the Australian Accounting Standards Board and the Urgent Issues Group), if any, may result in changes to the impact outlined in the following notes. The financial impacts may also be affected by the finalisation of AIFRS implementation by AGL's associated entities and joint ventures.

The information in the following notes provides a summary of the AIFRS Standards as they affect AGL in comparison to the Historical AGAAP Financial Information. The financial impact of the transition to AIFRS for AGL Infrastructure has been reflected in the Pro forma Historical Information to the extent set out in Note 3.

(i) AASB 119 Employee Benefits

AGL sponsors a number of defined benefit superannuation plans for employees. This standard requires the recognition of an asset or liability for the net difference between the defined benefit obligation and the fair value of the plan assets. AGL's policy under AGAAP for accounting for defined benefit funds was to expense contributions as they were paid or became payable and to fund any shortfall, and not recognise any asset or liability for the net position of the defined benefit funds. The initial adjustment on transition is taken to retained earnings.

In December 2004, the Australian Accounting Standards Board agreed to release an amended version of AASB 119 to permit all three options for recognition of actuarial gains and losses that were permitted under the International Standard IAS19. The previous AASB 119 only permitted recognition through profit or loss. The revised AASB 119 can be early adopted. The three options for recognition of actuarial gains and losses are:

- Full recognition through profit or loss;
- Full recognition through retained earnings; or
- The 'corridor' approach which permits smoothing of fluctuations outside of a 10% corridor.

AGL has elected to early adopt the revised AASB 119 for the annual reporting period beginning on 1 July 2005 and has applied the option of taking actuarial gains and losses to retained earnings.

(ii) Foreign Currency Translation Reserve

Under AASB 1, an entity has the option of resetting its opening foreign currency translation reserve **(FCTR)** to zero at the date of transition. AGL elected to apply this option.

(iii) AASB 3 Business Combinations

Under this standard, goodwill will no longer be amortised but will be subject to impairment testing. The accumulated amortisation of goodwill at the date of transition of 1 July 2004 will not be reversed, but there will be no further amortisation of goodwill following transition. Under the provisions of AASB 1, an entity can elect to retrospectively restate some business combinations to comply with all of the requirements of AIFRS (with all business combinations that occurred after the earliest restatement being restated) or an entity can elect to not restate any previous business combinations. AGL has elected to not restate business combinations.

(iv) AASB 2 Share-based Payments

AASB 2 applies to all share-based payments that were issued after 7 November 2002 but were not vested by 1 January 2005. This standard requires share-based payments to be measured at fair value at grant date and expensed over the vesting period. The vesting period is determined by the conditions of the employee share ownership plan. This is a change from AGL's current accounting policy, which did not require share-based payments to be expensed. AGL has the following share plans that exist at the date of transition to AIFRS:

- Management Share Plan
- Share Loan Plan
- Share Purchase Plan
- Share Reward Plan
- Long Term Incentive Plan

The Share Loan Plan is treated as an in substance option so the loan balance at the date of transition has been debited to an employee equity settled benefits reserve. Dividends paid in the future for this plan will be accounted for as a partial exercise of the options and charged to the employee equity settled benefits reserve. This plan is now closed to new participants.

An expense for the Share Reward Plan and Long Term Incentive Plan is recognised over the vesting period based on the fair value of the shares at grant date. The full annual expense for these share-based payments as calculated under this Standard has not been recognised in the period to 30 June 2005 due to the exemption for shares that vest prior to 1 January 2005.

(v) AASB 112 Income Taxes

AGL's historic accounting policy was to apply the "Income Statement" method to calculating income tax expense, in accordance with AGAAP. Under this method, income tax expense was calculated on pre-tax accounting profits after adjustments for permanent differences. The tax effect of timing differences was recognised as either a deferred tax asset or deferred tax liability. Under AIFRS, AASB 112 adopts a "Balance Sheet" approach, which recognises deferred tax amounts for any differences between the accounting and tax value of assets and liabilities. This Standard results in adjustments to currently recognised tax assets and tax

liabilities. In addition the income tax expense and deferred tax amounts calculated under AASB 112 have been affected by other AIFRS Standards and resulting adjustments to the extent that they impact on the carrying value of assets and liabilities.

The increase in the deferred tax liability on transition arises from the recognition of deferred taxes associated with fair value adjustments in relation to business combinations, investments in associates, the adoption of the fair value of certain property, plant and equipment as deemed cost at the date of transition to AIFRS and from the previously categorised permanent differences between the book and tax carrying amounts of property, plant and equipment.

(vi) Property, Plant and Equipment

AASB 1 provides four transitional options with respect to the valuation of property, plant and equipment. These options are available on an individual asset basis. These options are:

- Depreciated historical cost;
- Fair value as deemed cost;
- A previous GAAP revaluation which is then deemed to be cost; or
- Fair value at the date of a previous initial public offering or privatisation.

AGL has elected to choose those options that result in maintaining current carrying values, other than the election made for property, plant and equipment in Gas Networks, Australian Pipeline Trust and the ActewAGL Distribution Partnership, where an election has been made to use the fair value of these assets at transition date as their deemed cost.

(vii) Impairment of Assets

Impairment testing is required to be undertaken whenever there is an indication of impairment and annually for goodwill and indefinite life intangibles. No impairment was identified at the date of transition of 1 July 2004. The write down of the electricity networks business under AGAAP at 30 June 2005 was calculated consistently with the requirements under AASB 136 "Impairment of Assets". No other impairments were identified at the date of transition of 1 July 2004 or during the year ended 30 June 2005.

(viii) AASB 139 Financial Instruments

This standard requires all derivatives, including embedded derivatives, to be measured at fair value on the Balance Sheet. AGL has decided to apply the exemption provided in AASB 1 which permits entities to not apply the requirements of AASB 132 "Financial Instruments: Presentation and Disclosure" **(AASB 132)** and AASB 139 "Financial Instruments: Recognition and Measurement" **(AASB 139)** for the financial year ended 30 June 2005. AASB 139 contains strict documentation and designation criteria that must be met in order to achieve hedge accounting. AGL elected to not restate comparative information for AASB 132 and AASB 139 and will apply the standards with effect from 1 July 2005. Under AGAAP, AGL applied hedge accounting to derivatives, which were only recorded through profit on settlement.

Treasury derivatives

AGL uses treasury derivatives to help manage exposures to interest rate and foreign exchange movements. These derivatives are mainly fair value hedges. At 30 June 2005, the fair value of treasury derivatives calculated under AGAAP was a negative $40.7 million. Adjustments arising from the transition to AIFRS on 1 July 2005 will include the recognition of this fair value as well as the fair value of the risks being hedged by these derivatives and foreign exchange differences.

Deloitte.

3 Pro forma and AIFRS adjustments

Income Statement

The following adjustments have been made in arriving at the AGL Infrastructure Pro forma Historical Combined Income Statements for the years ended 30 June:

	2005 \$m	2004 \$m	2003 \$m
Revenue Adjustments			
AGL Group total revenue (a)	**4,915.4**	**4,201.7**	**4,687.8**
Removal of AGL Energy revenue	(3,557.9)	(3,481.0)	(3,132.0)
Revenue from ordinary activities (before Pro forma adjustments)	1,357.5	720.7	1,555.8
Pro forma adjustments:			
Discontinued revenue (b)	(992.7)	(437.0)	(1,296.7)
Non-recurring revenue (c)	(37.0)	(0.9)	(23.2)
AGL Infrastructure revenue from trading with AGL Energy (d)	444.6	445.5	456.7
AGL Infrastructure Pro forma revenue from ordinary activities (AGAAP)	**772.4**	**728.3**	**692.6**
AIFRS adjustments:			
Reclassification of book value of property, plant and equipment sold in order to reflect the net profit on disposal as revenue	(1.4)		
AGL Infrastructure Pro forma revenue from ordinary activities (AIFRS)	**771.0**		

	2005 \$m	2004 \$m	2003 \$m
EBIT Adjustments			
AGL Group profit from ordinary activities before interest and income tax expense (a)	**1,054.5**	**701.0**	**687.3**
Removal of AGL Energy profit[1]	(259.0)	(255.5)	(227.2)
Profit from ordinary activities before interest and income tax expense (before Pro forma adjustments)	795.5	445.5	460.1
Pro forma adjustments:			
Discontinued operations (b)	(667.4)	(96.1)	(128.6)
Non-recurring items (c)	233.5	(12.4)	(7.2)
AGL Infrastructure Pro forma profit from ordinary activities before interest and income tax expense (AGAAP)	**361.6**	**337.0**	**324.3**
AIFRS adjustments: (e)			
Goodwill amortisation	4.2		
Additional depreciation – gas networks, ActewAGL and APT assets	(36.2)		
Other	0.2		
AGL Infrastructure Pro forma profit from ordinary activities before interest and income tax expense (AIFRS)	**329.8**		

[1] Prior to the adjustment for estimated incremental corporate costs of \$10.5 million per annum.

(a) **AGL Group**

AGL Group profit from ordinary activities before interest and income tax expense and total revenue have been extracted from the audited consolidated annual financial statements.

(b) **Discontinued operations**

Discontinued operations comprise the results of operations and disposal proceeds/profit of a number of businesses that have been divested/discontinued by the AGL Group:

Discontinued operations	2005 Revenue $m	2005 EBIT $m	2004 Revenue $m	2004 EBIT $m	2003 Revenue $m	2003 EBIT $m
Revenue/ profit from sale of New Zealand businesses	784.1	591.5	-	-	752.3	59.7
Revenue/profit of discontinued New Zealand businesses	206.7	73.7	417.6	129.4	535.2	139.1
Revenue/profit of discontinued telecommunications businesses	1.9	2.2	19.4	(33.3)	9.2	(70.2)
Total discontinued operations	992.7	667.4	437.0	96.1	1,296.7	128.6

(c) **Non-recurring items**

The following are significant non-recurring items that have been included in EBIT and revenue for the years ended 30 June 2003, 2004 and 2005.

Non-recurring items	2005 Revenue $m	2005 EBIT $m	2004 Revenue $m	2004 EBIT $m	2003 Revenue $m	2003 EBIT $m
Property sales and rehabilitation expense	37.0	2.6	0.9	0.5	23.2	7.2
Writedown of Windimurra power station	-	-	-	(8.4)	-	-
Equity accounted profit relating to APT entering the tax consolidation regime	-	-	-	27.9	-	-
Write down of Electricity Network	-	(231.1)	-	-	-	-
Other non-recurring items	-	(5.0)	-	(7.6)	-	-
Total non-recurring items	37.0	(233.5)	0.9	12.4	23.2	7.2

(d) **Intragroup transactions**

Intragroup transactions that were previously eliminated on consolidation of the AGL Group have been reinstated as a Pro forma adjustment as these transactions represent transactions between AGL Infrastructure and AGL Energy and, accordingly, will not be eliminated after the formation of two separate entities following completion of the Demerger.

(e) **AIFRS income statement adjustments**

The following Pro forma adjustments have been made to the results of the year ended 30 June 2005 in respect of the adoption of AIFRS:

	2005 $m
On transition to AIFRS with effect from 1 July 2004, goodwill is no longer amortised but is subject to an annual impairment review. An AIFRS adjustment has been made to reverse the amortisation of goodwill for the year ended 30 June 2005.	4.2
On transition to AIFRS with effect from 1 July 2004 an election has been made (in accordance with AASB 1 "First time adoption of Australian Equivalents to International Financial Reporting Standards") to measure certain property, plant and equipment at fair value and use that fair value as the deemed cost of this property, plant and equipment. The Pro forma adjustment reflects the increased depreciation for the year ended 30 June 2005 in respect of this 'step-up' in the carrying value of the assets over their remaining useful life.	(36.2)
Following recognition of the defined benefit superannuation fund surplus on transition to AIFRS with effect from 1 July 2004 a Pro forma adjustment has been made to recognise the profit in respect of the increase in the superannuation fund surplus.	1.3
A Pro forma adjustment has been made to recognise an expense in respect of share based payments to AGL employees. AASB 2 "Share Based Payments" requires share based payments to be measured at fair value at grant date and expensed over the applicable vesting period.	(1.1)
	0.2

Balance Sheet

The following adjustments have been made in arriving at the amounts included in the AGL Infrastructure Pro forma Historical Combined Balance Sheet at 30 June 2005.

	AGL Group AGAAP (a) $m	Pro-forma Adjs (b) $m	AIFRS Adjs (c) $m	AGL Group Pro forma AIFRS $m	Separation of AGL Energy (d) $m	Pro forma AGL Infra-structure pre-Demerger $m	Demerger adjs (e) (f) $m	Pro-forma AGL Infra-structure $m
Current assets								
Cash	394.2	11.0	-	405.2	(19.9)	385.3	-	385.3
Receivables	808.3	65.5	-	873.8	(762.9)	110.9		110.9
AGL Energy loan receivable (e)	-	-	-	-	-	3,611.3	(3,611.3)	-
Inventories	14.0	0.2	-	14.2	(9.8)	4.4		4.4
Property, plant and equipment	15.2	-	-	15.2	-	15.2		15.2
Other	78.4	30.2	-	108.6	(101.0)	7.6		7.6
Total current assets	1,310.1	106.9	-	1,417.0	(893.6)	4,134.7	(3,611.3)	523.4
Non-current assets								
Receivables	131.6	-	(9.2)	122.4	(118.8)	3.6		3.6
Equity accounted investments	607.5	-	366.1	973.6	(193.7)	779.9		779.9
Property, plant and equipment	2,120.1	676.2	1,667.4	4,463.7	(869.2)	3,594.5		3,594.5
Oil and Gas interest	-	543.0	-	543.0	(543.0)	-		-
Intangible assets	1,479.2	835.1	39.9	2,354.2	(2,020.7)	333.5		333.5
Deferred expenditure	138.1	-	(121.0)	17.1	(0.5)	16.6		16.6
Deferred tax assets	125.9	29.9	-	155.8	(64.2)	91.6		91.6
Other	15.7	12.9	10.5	39.1	(21.8)	17.3		17.3
Total non-current assets	4,618.1	2,097.1	1,953.7	8,668.9	(3,831.9)	4,837.0		4,837.0
Total assets	5,928.2	2,204.0	1,953.7	10,085.9	(4,725.5)	8,971.7	(3,611.3)	5,360.4
Current liabilities								
Payables	433.2	101.1	-	534.3	(386.5)	147.8		147.8
Interest-bearing liabilities	236.4	-	-	236.4	-	236.4		236.4
AGL Energy loan payable (e)	-	-	-	-	(3,611.3)	-		-
Provisions	60.5	13.1	-	73.6	(40.5)	33.1		33.1
Current tax liabilities	85.9	(16.3)	-	69.6	(40.0)	29.6		29.6
Other	8.9	62.1	-	71.0	(69.9)	1.1		1.1
Total current liabilities	824.9	160.0	-	984.9	(4,148.2)	448.0		448.0
Non-current liabilities								
Interest-bearing liabilities	1,406.9	2,002.0	-	3,408.9	(316.0)	3,092.9		3,092.9
Provisions	46.0	1.8	-	47.8	(19.6)	28.2		28.2
Deferred tax liabilities	377.7	68.6	534.5	980.8	(205.1)	775.7		775.7
Other	5.1	32.0	-	37.1	(36.6)	0.5		0.5
Total non-current liabilities	1,835.7	2,104.4	534.5	4,474.6	(577.3)	3,897.3		3,897.3
Total liabilities	2,660.6	2,264.4	534.5	5,459.5	(4,725.5)	4,345.3		4,345.3
Net assets	3,267.6	(60.4)	1,419.2	4,626.4	-	4,626.4	**(3,611.3)**	**1,015.1**
Total equity	3,267.6	(60.4)	1,419.2	4,626.4	-	4,626.4	**(3,611.3)**	**1,015.1**

(a) Historical data

The AGL Group AGAAP balances have been extracted from the audited consolidated financial statements for the year ended 30 June 2005.

(b) Pro forma adjustments

The Pro forma adjustments impacting the Balance Sheet are summarised as follows:

	Southern Hydro (1) $m	PNG Oil and Gas Interests (2) $m	Debt for acquisitions (1) and (2) $m	Intragroup balances (3) $m	Demerger costs (4) $m	Pro forma adjustment $m
Cash	11.0	-	-	-	-	11.0
Receivables	43.6	-	-	21.9	-	65.5
Inventory	0.2	-	-	-	-	0.2
Other	30.2	-	-	-	-	30.2
Current assets	**85.0**	**-**	**-**	**21.9**	**-**	**106.9**
Property, plant and equipment	701.2	-	-	-	(25.0)	676.2
Oil and Gas Interests	-	543.0	-	-	-	543.0
Intangibles	835.1	-	-	-	-	835.1
Deferred tax asset	29.9	-	-	-	-	29.9
Other	12.9	-	-	-	-	12.9
Non-current assets	**1,579.1**	**543.0**	**-**	**-**	**(25.0)**	**2,097.1**
Total assets	**1,664.1**	**543.0**	**-**	**21.9**	**(25.0)**	**2,204.0**
Accounts payable	27.5	-	-	21.9	51.7	101.1
Provisions	13.1	-	-	-	-	13.1
Current tax	-	-	-	-	(16.3)	(16.3)
Other	62.1	-	-	-	-	62.1
Total current liabilities	**102.7**	**-**	**-**	**21.9**	**35.4**	**160.0**
Interest bearing liabilities	6.8	-	1,995.2	-	-	2,002.0
Provisions	1.8	-	-	-	-	1.8
Deferred tax liability	68.6	-	-	-	-	68.6
Other	32.0	-	-	-	-	32.0
Total non current liabilities	**109.2**	**-**	**1,995.2**	**-**	**-**	**2,104.4**
Total liabilities	**211.9**	**-**	**1,995.2**	**21.9**	**35.4**	**2,264.4**
Net assets	**1,452.2**	**543.0**	**(1,995.2)**	**-**	**(60.4)**	**(60.4)**

(1) On 30 November 2005 AGL completed the acquisition of Southern Hydro for a total consideration of $1,452.2 million which is to be funded by drawing down long term interest bearing liabilities. Southern Hydro's renewable energy power generation assets consist of 11 hydro power stations located in Victoria and New South Wales and a wind farm located at Wattle Point in South Australia. The hydro power stations which represent the majority of Southern Hydro's assets will form part of the AGL Energy business, whilst the Wattle Point Wind Farm will be incorporated into the AGL Infrastructure business.

(2) In July 2005, AGL entered into an agreement with Oil Search Limited to acquire an 11.9% participating interest in PDL2, comprising the Kutubu oil project and a 66.7% participating interest in PDL4, comprising the Gobe oil project. The interests acquired by AGL will entitle AGL Energy to take up a 10% stake in the PNG gas project. Together these ownership interests will comprise "the PNG Upstream Project".

On 16 January 2006 AGL announced the finalisation of the terms of the acquisition of its equity interest in the PNG Upstream Project from Oil Search Limited for a consideration of $543 million (to be funded by drawing down long term interest bearing liabilities).

(3) Intragroup trading balances that were previously eliminated on consolidation of the AGL Group have been reinstated as a Pro forma adjustment as these balances arise from transactions between AGL Infrastructure and AGL Energy that will not be eliminated after the formation of two separate entities following completion of the Demerger.

(4) All Demerger costs (estimated to be $76.7 million before income tax) are to be incurred by AGL Infrastructure. These Demerger costs and the associated tax benefit have been reflected in the Pro forma Historical Combined Balance Sheet of AGL Infrastructure as at 30 June 2005.

(c) AIFRS adjustments

The adjustments made to the AGL consolidated balance sheet as at 30 June 2005 to reflect the adoption of AIFRS are summarised as follows:

AIFRS Adjustments	$m
Non Current Assets	
• **Receivables**	
On transition to AIFRS the share loan plan operated by AGL will be treated as an in substance option. Accordingly, the share loan plan balance receivable at 30 June 2005 of $9.2 million is removed and is debited to an employee equity settled benefits reserve on transition to AIFRS.	(9.2)
• **Equity accounted investments**	
On transition to AIFRS with effect from 1 July 2004 an election has been made (in accordance with AASB 1 "First time Adoption of Australian Equivalents to International Financial Reporting Standards") to measure certain property, plant and equipment at fair value and use that fair value as the deemed cost of this property, plant and equipment. The adjustment reflects the increase in the carrying value of certain equity accounted investments on AGL taking up its share of the increase in equity accounted reserves arising from the increase in the carrying value of property, plant and equipment held by ActewAGL and Australian Pipeline Trust.	370.7
This adjustment reflects the reduction in the share of equity accounted profits for the year ended 30 June 2005 as a result of the increased depreciation in respect of the 'step-up' in the carrying value of property, plant and equipment.	(4.6)
	366.1
• **Property, plant and equipment**	
On transition to AIFRS with effect from 1 July 2004 an election has been made (in accordance with AASB 1 "First time Adoption of Australian Equivalents to International Financial Reporting Standards") to measure the New South Wales gas distribution network property, plant and equipment at fair value and use that fair value as the deemed cost of this property, plant and equipment. This has resulted in an increase of $1,578 million in the carrying value of this property, plant and equipment.	1,578.0

AIFRS Adjustments	$m
This adjustment reflects the increased depreciation for the year ended 30 June 2005 in respect of the 'step up' in the carrying value of the New South Wales gas distribution network property, plant and equipment.	(31.6)
Reclassification of deferred expenditure that should be classified as property, plant and equipment under AIFRS.	121.0
Total	**1,667.4**
• **Intangible Assets**	
Reversal of goodwill amortisation for the year ended 30 June 2005.	39.9
• **Deferred expenditure**	
Reclassification of deferred expenditure that should be classified as property, plant and equipment under AIFRS.	(121.0)
• **Other**	
Recognition of defined benefit plan asset.	10.5
Non-current liabilities	
• **Deferred tax liabilities**	
The AIFRS adjustment to reflect the deferred tax liability relating to the 'step-up' in the carrying value of the New South Wales gas distribution network property, plant and equipment and the equity accounted share of the ActewAGL Distribution Partnership property, plant and equipment (based on a corporate tax rate of 30%)	542.4
AGL entered into tax consolidation with effect from 1 July 2003. AGL has subsequently amended some of the elections made with respect to tax consolidation and, as a result, have recognised an additional one-off tax benefit of $30 million. This benefit arises from the uplift in the tax value of certain infrastructure assets and the consequential reduction of the deferred tax liabilities previously created from accelerated tax depreciation on those assets.	(30.0)
Tax effect of other AIFRS adjustments	22.1
Total	**534.5**
Total AIFRS adjustments	**1,419.2**

(d) AGL Energy

The AGL Energy balances represent the assets and liabilities of the entities that will form part of AGL Energy following the Demerger. These balances reflect the transfer to AGL Energy of $300 million of the AGL Group's long-term interest bearing liabilities. Following the Demerger it is intended that AGL Infrastructure will have long-term interest bearing liabilities of approximately $3,093 million.

(e) Internal loan payable/receivable

The internal loan payable and receivable represents the group balances between entities that will form part of the AGL Energy and AGL Infrastructure businesses. The balance represents the balances existing at 30 June 2005 plus the balances that will arise on the internal restructure. As part of the Demerger AGL Infrastructure's receivable from AGL Energy will be settled by AGL Energy issuing new shares to AGL Infrastructure.

(f) Capital Structure

The Pro forma adjustments to AGL Infrastructure equity are as follows:

	AGL Group $m	Pro forma and AIFRS Adjs $m	Distribution to Shareholders (i) $m	Pro forma AGL Infrastructure $m
Share capital	2,010.1	-	(1,367.7)	642.4
Reserves	(8.8)	14.5	-	5.7
Retained profits (ii)	1,266.3	1,344.3	(2,243.6)	367.0
Total equity attributable to AGL Infrastructure members	3,267.6	1,358.8	(3,611.3)	1,015.1

(i) The distribution to shareholders is based on the Pro forma book value of the AGL Group's investment in AGL Energy and comprises a capital reduction of $1,367.7 million, based on $3.00 per share, and a dividend of $2,243.6 million.

After the Demerger, AGL Infrastructure will process the distribution to shareholders based on the fair value of AGL Energy. The difference between book value and fair value will be taken to profit or loss in the Income Statement and there will be a commensurate adjustment to the amount of the demerger dividend paid by AGL Infrastructure.

(ii) On 25 August 2005 the directors of AGL declared a final dividend in respect of the year ended 30 June 2005 of 32 cents per share ($141.8 million). In accordance with Australian Accounting Standards, this dividend has not been recognised in the 30 June 2005 Balance Sheet as it had not been declared at that date.

4. Revenue

(a) Revenue

	AIFRS 2005 $m	AGAAP 2005 $m	AGAAP 2004 $m	AGAAP 2003 $m
Revenue				
Sale of goods	251.1	251.1	212.9	144.6
Provision of services	511.9	511.9	504.4	528.5
Disposals of assets	-	1.4	5.3	12.5
Other	8.0	8.0	5.7	7.0
Total revenue	771.0	772.4	728.3	692.6

(b) **Equity accounted share of profits of associates and joint venture entities**

	AIFRS 2005 $m	AGAAP 2005 $m	AGAAP 2004 $m	AGAAP 2003 $m
Equity accounted share of profits of associates and joint venture entities	56.2	56.2	75.9	52.3
Pro forma adjustments:				
Equity accounted profit relating to APT entering the tax consolidation regime	-	-	(27.9)	-
Equity accounted share of APT write down of Western Pipeline	-	-	4.4	-
Additional depreciation – ActewAGL asset uplift	(4.6)	-	-	-
Pro forma equity accounted share of profit of associates and joint venture entities	51.6	56.2	52.4	52.3

5. Expenses

	AIFRS 2005 $m	AGAAP 2005 $m	AGAAP 2004 $m	AGAAP 2003 $m
Cost of goods sold	106.7	106.7	53.8	50.7
Administrative and other costs	49.9	51.3	73.1	68.6
Employee benefits	226.4	226.6	232.4	222.9
Total operating expenses	383.0	384.6	359.3	342.2
Depreciation and amortisation	109.8	82.4	84.4	78.4
Total	492.8	467.0	443.7	420.6

	AIFRS 2005 $m
6. Receivables (current)	
Debtors	90.4
Less provision for doubtful debts	(2.4)
	88.0
Unbilled revenue	6.8
Loans to directors in full time employment (secured)	1.5
Loans to associates and joint venture entities	14.6
	110.9

7. Inventories

Raw materials and stores, work in progress and finished goods – at cost	4.8
Less: provision to reduce carrying values to net realisable value	(0.4)
	4.4

8. Property, plant and equipment (current)

Surplus properties held for sale – freehold at cost	15.2

	AIFRS 2005 $m
9. Receivables (non-current)	
Debtors	1.2
Loans receivable (secured)	0.8
Loans to directors engaged in full time employment (secured)	1.6
	3.6

10. Equity Accounted Investments (non-current)

At equity accounted carrying amount	
• Associates quoted on stock exchange (note 23)	226.9
• Joint venture entities not quoted on stock exchange (note 23)	553.0
	779.9

11. Property, Plant and Equipment (non-current)

(a) Land and Buildings	
Freehold and leasehold	
At cost	35.5
Less provision for depreciation	(10.4)
	25.1
(b) Surplus properties held for resale	
Freehold	
At cost	2.9
Less provision for depreciation	(0.4)
	2.5
(c) Plant and Equipment	
New South Wales gas distribution network – at cost [(1)]	2,830.8
Accumulated depreciation	(60.2)
	2,770.6
Victorian electricity distribution network - at recoverable amount	409.1
Southern Hydro Wattle Point windfarm - at cost	166.5
Other - at cost	325.1
Accumulated depreciation	(106.6)
	218.5
Plant and equipment under finance lease	2.2
	3,566.9
Total	3,594.5

(1) On transition to AIFRS with effect from 1 July 2004 an election has been made (in accordance with AASB 1 "First time adoption of Australian Equivalents to International Financial Reporting Standards") to measure the New South Wales gas distribution network property, plant and equipment at fair value and use that fair value as the deemed cost of this property, plant and equipment. This has resulted in an increase of $1,578 million in the carrying value of this property, plant and equipment on 1 July 2004.

12. Intangible Assets

Goodwill	47.7
Victorian electricity distribution licence – at recoverable amount	282.4
Other licences	3.4
	333.5

	AIFRS 2005 $m
13. Deferred Expenditure	
Sundry gas and electricity assets	16.6
14. Deferred Tax Assets	
Temporary differences	91.6
15. Payables (current)	
Creditors and accruals	78.8
Accrued interest	17.3
Demerger costs (note 1(c))	51.7
	147.8

16. Interest Bearing Liabilities

Current	
Bank overdrafts(1)	3.0
Bank borrowings (2)	42.8
Money market borrowings(1)	15.3
Promissory notes(3)	175.0
Lease liabilities	0.3
Current interest-bearing liabilities	236.4
Non-current	
Subject to negative pledge:	
Medium term notes (4)	600.0
Senior notes(5)	796.1
Bank borrowings(6)	1,695.2
Lease liabilities	1.6
Non-current interest-bearing liabilities	3,092.9
Total interest-bearing liabilities	3,329.3

Significant terms and conditions

(1) Bank overdrafts and money market borrowings may be utilised at any time and are repayable on demand.

(2) Bank borrowings are repayable on maturity in July 2005 and in February 2006.

(3) Promissory notes are repayable on maturity in July 2005

(4) Medium term notes are repayable on maturity in October 2007 and September 2009.

(5) Senior notes are repayable on maturity, partly in April 2008, September 2015 and in April 2018. The notes are denominated in US dollars and the foreign exchange exposure has been fully hedged.

(6) Non-current bank borrowings represent the new funding facilities that have been put in place to fund the acquisition of Southern Hydro and the interest in the PNG Upstream Project.

17. Provisions

Current	
Employee benefits	31.8
Other	1.3
Current provisions	33.1

	AIFRS 2005 $m
Non Current	
Employee benefits	25.6
Other provisions	2.6
Non-current provisions	28.2

18. Current Tax Liabilities

Current tax payable	29.6

19. Deferred Tax Liabilities

Temporary differences [1]	775.7

[1] On transition to AIFRS with effect from 1 July 2004 an election has been made to measure certain property, plant and equipment at fair value and use that fair value as the deemed cost of this property, plant and equipment. The increase in the book value of these assets has resulted in a deferred tax liability of approximately $542.4 million. As this deferred tax liability reverses in future years the company's tax payments will exceed the income tax expense recorded in the income statement.

20. Capital Commitments

Expenditure contracted for at balance date not reflected in the financial information in respect of property, plant and equipment	
Payable - not later than one year	3.8

21. Lease Commitments

Finance Leases

Estimated lease commitments	
Due within 1 year	0.4
Due between 1and 5 years	1.7
	2.1
Less: Future finance charges	(0.2)
Present value of lease payments	1.9
Less: Due within 1 year (Note 16)	(0.3)
Non- current Liability (Note 16)	1.6

Non cancellable operating leases

Aggregate amounts contracted for at balance date not reflected in the financial information	
Due within 1 year	12.7
Due between 1 and 5 years	30.2
Due after 5 years	49.8
	92.7

22. Contingent liabilities and contingent assets

(a) Contingent liabilities	
Bank guarantees in respect of the consolidated entity	2.9
Guarantees in respect of associated companies	5.0
Guarantees in respect of other entities[1]	20.8

(1) AGL has provided a guarantee in support of a $25 million bank facility obtained by TransACT. The guarantee is limited to that facility. After Demerger, AGL Infrastructure will continue to provide a guarantee in support of the bank facility. The carrying value of AGL's investment in TransACT is $nil.

	AIFRS 2005 $m

(b) Other contingent liabilities

Claims and possible claims, indeterminable in amount, have arisen in the course of business. Based on legal advice obtained, the directors believe that any resultant liability will not materially affect the financial position of AGL Infrastructure.

(c) Contingent Asset

AGL is party to an agreement in relation to the disposal of various entities to an associated entity. Under the agreement the parties have agreed that to the extent to which duty payable by the purchaser is otherwise than as estimated under the Share Sale agreement, an adjustment payment would be made. The amount of the potential payment payable by the purchaser has not been recognised at 30 June 2005, as it is contingent on obtaining relevant State and Territorial duty relief and cannot be reliably measured at this stage.

23. Equity Accounting Information

Interests in Associates and Joint Venture Entities	Principal Activity	Ownership interest %	Investment Carrying Value 2005 $m
Australian Pipeline Trust	Transmission of natural gas and management of gas pipelines	50.0	226.9
ActewAGL Distribution Partnership	Distribution of gas and electricity	50.0	553.0
TOTAL			779.9

24. Segment Reporting

	Total Revenue (A-GAAP) 2005	2004	2003	Equity Accounted Profits (A-GAAP) 2005	2004	2003
Gas networks	339.4	336.6	324.7	-	-	-
Electricity networks	199.1	182.0	172.5	-	-	-
Agility	175.1	155.3	143.8	-	0.2	0.4
Investments	46.7	45.9	43.4	56.2	52.2	51.9
Unallocated	12.1	8.5	8.2	-	-	-
	772.4	728.3	692.6	56.2	52.4	52.3

	Depreciation & Amortisation (A-GAAP) 2005	2004	2003	EBIT (A-GAAP) 2005	2004	2003
Gas networks	40.4	40.0	39.5	163.9	164.1	151.9
Electricity networks	27.5	26.5	24.8	75.5	70.1	64.0
Agility	6.5	3.2	1.9	63.4	55.5	50.5
Investments	7.3	7.6	6.1	63.5	54.6	63.8
Unallocated	0.7	7.1	6.1	(4.7)	(7.3)	(5.9)
	82.4	84.4	78.4	361.6	337.0	324.3

25. Additional Financial Instruments Disclosure

Objectives and significant terms and conditions

The AGL Group entered into a variety of derivative financial instruments to manage the risks described below in relation to the Infrastructure Business. The AGL Group has not and it is anticipated that AGL Infrastructure will not enter into such instruments for speculative purposes.

Interest rate risk management

AGL Group uses various types of interest rate contracts in managing its interest rate exposure. AGL Group uses interest rate swaps to fix funding costs with the objective of obtaining a more stable and predictable interest expense outcome. Under interest rate swaps, AGL Group has agreed with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to agreed notional principal amounts. Swap contracts are usually between one and ten years in duration.

AGL Group has a policy which allows the fixed/floating rate ratio to be adjusted between certain parameters depending on the perceived direction of interest rates. Swaps may sometimes be terminated or offset to achieve the desired fixed/floating portfolio mix.

Forward rate agreements are generally used by the AGL Group to offset changes in the rates applying to short term floating rate debt. These agreements are commitments to either purchase or sell designated derivative instruments at a future date for a specified price. There were no outstanding forward rate agreements as at 30 June 2005.

AGL Group purchases interest rate options to protect it from adverse changes in interest rates on its debt. AGL Group's policy is that options cannot be sold unless matched with offsetting purchased options. There were no outstanding interest rate option contracts as at 30 June 2005.

The remaining terms and notional principal amounts of the AGL Group's outstanding interest rate contracts at 30 June 2004 and 30 June 2005 are detailed in the following table.

	Average interest rates 2005 %	Notional principal amounts 2005 $m
Less than 1 year	5.6	250.0
1 to 5 years	6.0	2,127.3
Longer than 5 years	6.7	280.9
		2,658.2

The interest rate contracts in place at the reporting date principally relate to AGL Group's Australian dollar and US dollar fixed rate borrowings. These borrowings are the subject of a number of contracts hedging different risks resulting in the aggregate notional principal amount ($2,658.2 million) exceeding the Australian dollar equivalent of the borrowings ($1,631.2 million).

Foreign exchange risk management

AGL Group enters into various types of foreign exchange contracts in managing its foreign exchange exposure.

Hedges of foreign currency transactions

AGL Group enters into forward exchange contracts to hedge certain firm transactions denominated in foreign currencies and anticipated but not yet committed payments and/or receipts expected to be denominated in those currencies, such as purchases of materials, interest payable and dividends receivable. The terms of the contracts do not exceed twelve months. The purpose of AGL Group's foreign currency hedging activities is to protect AGL Group from the risk that the eventual Australian dollar cash flows will be adversely affected by changes in exchange rates. Like interest rate risk

management, AGL Group has a policy which allows the extent of foreign exchange hedges to be varied within parameters preset by the AGL Board.

Hedges of foreign currency borrowings

AGL Group has borrowings denominated in foreign currencies. It is AGL Group's policy to fully hedge the currency exposure on such borrowings by entering into cross currency interest rate swaps and/or forward exchange swaps. The settlement dates, amounts to be received and contractual exchange rates of AGL Group's outstanding foreign exchange contracts in respect of borrowings at the reporting date are detailed in the following table.

	2005 $m
Buy United States dollars	
Less than 6 months	-
2 to 3 years, at rates averaging US$0.6605 (2004 US$0.6605)	575.3
Longer than 5 years at rates averaging US$0.6791 (2004 US$0.6790)	417.1
	992.4

The net deferred loss on hedges of foreign currency borrowings at 30 June 2005 is $nil (2004 $nil).

Hedges of foreign currency investments

AGL Group has foreign currency investments of both an equity and debt nature. It is AGL Group's policy to fully hedge the currency exposure on all material foreign investments, unless the investments are of an equity nature and are to be held indefinitely or hedging is impossible or impracticable due to regulatory controls or an inadequate or immature market in the relevant currencies. However, in certain circumstances the AGL Board may vary this policy. The settlement dates, amounts to be received and contractual exchange rates of AGL Group's outstanding foreign exchange contracts in respect of investments at the reporting date are detailed in the following table.

	2005 $m
Buy United States dollars	
Less than 6 months, at rates averaging (2004 US $0.7052)	-

There were no net deferred gains or losses on hedges of foreign currency investments at 30 June 2005 (2004 gain of $0.1 million) to be recognised in the statement of financial performance. There were no unsecured bank borrowings at 30 June 2005 (2004 $nil) payable in foreign currencies (NZ dollars and US dollars) which were not hedged.

Credit risk

AGL Group is exposed to credit related losses in the event of non-performance by counterparties to derivative instruments. At 30 June 2005, AGL Group had no significant concentration of credit risk with any single counterparty or group of counterparties in respect of derivative instruments. Amounts receivable by AGL Group at the reporting date are detailed in the following table.

	2005 $m
Amounts receivable in respect of:	
Interest rate contracts	64.1
Foreign exchange contracts	-
	64.1

Liquidity risk

Liquidity risk relating to the use of derivative instruments arises from possible future adverse changes in market conditions. In such circumstances, AGL Group either may be forced to sell derivative positions at values which are below their underlying worth or may be unable to exit the positions at all. Accordingly, AGL Group only utilises highly liquid derivative markets, although illiquidity in certain market conditions cannot be entirely avoided. AGL Group has adequate standby facilities and other funding arrangements to enable it to settle all outstanding derivative transactions on the due dates.

Interest rate risk

AGL Group's exposure to interest rate risk and the effective interest rate on financial instruments at the reporting date are detailed in the following table:

	Weighted average effective interest rate	Floating interest rate	Fixed interest rate maturities			Non-interest bearing	Total
			1 year or less	1 to 5 years	More than 5 years		
2005	%	$m	$m	$m	$m	$m	$m
Financial assets							
Cash (including deposits at call)	5.4	394.2	-	-	-	-	394.2
Debtors	-	-	-	-	-	360.5	360.5
Unbilled revenue	-	-	-	-	-	406.5	406.5
Loans receivable	-	-	-	-	-	9.5	9.5
Other receivables	10.0	-	-	-	112.1	51.3	163.4
Other financial assets	-	-	-	-	-	-	-
Interest rate contracts (a) (b) (d)	6.3	-557.4	-175.0	672.3	170.2	-	110.1
		-163.2	-175.0	672.3	282.3	827.8	1,444.2
Financial liabilities							
Creditors		-	-	-	-	422.5	422.5
Other payables		-	-	-	-	10.7	10.7
Bank borrowings	5.3	-	217.8	-	-	-	217.8
Bank overdrafts	9.1	1.9	-	-	-	-	1.9
Promissory notes	-	0.0		-	-	-	-
Money market borrowings	5.6	15.3	-	-	-	-	15.3
Medium term notes	6.7	-	-	600.0	-	-	600.0
Senior notes	6.3	-	-	575.3	220.9	-	796.2
Other interest bearing liabilities	0.4	-	0.3	11.7		-	12.0
Capital convertible notes							-
Interest rate contracts (a) (c) (d)	5.8	909.9	-75.0	-945.0	-	-	-110.1
		927.1	143.1	242.0	220.9	433.2	1,966.3

Footnotes:

(a) Notional principal amounts.

(b) Comprises $1,097 million of receive fixed to pay floating swaps offset by $430 million of pay fixed and receive floating swaps.

(c) Comprises $1,020 million of pay fixed and receive floating swaps.

(d) There is an A$ Basis Swap for $110.1 million. This is an exchange floating semi for floating quarterly swap.

AGL

Attachment B

Independent Expert's Report

GRANT SAMUEL

GRANT SAMUEL & ASSOCIATES

LEVEL 19 GOVERNOR MACQUARIE TOWER
1 FARRER PLACE SYDNEY NSW 2000
GPO BOX 4301 SYDNEY NSW 2001
T: +61 2 9324 4211 / F: +61 2 9324 4301
www.grantsamuel.com.au

13 February 2006

The Directors
The Australian Gas Light Company
AGL Centre
72 Christie Street
St Leonards NSW 2065

Dear Directors

Demerger Proposal

1 Introduction

On 31 October 2005, The Australian Gas Light Company ("AGL") announced a proposal to separate its retail and merchant energy business and its infrastructure and services business into two separately listed companies (the "proposed demerger"). The proposed demerger is to be implemented by a scheme of arrangement between AGL and its shareholders.

If the proposed demerger proceeds, AGL will:

- undertake an internal restructure to establish AGL Energy Limited ("AGL Energy") as the holding company for the retail and merchant energy business;
- undertake a capital reduction of $3.00 per share ("Capital Reduction Amount");
- apply the Capital Reduction Amount on behalf of shareholders to the purchase of shares in AGL Energy. Each AGL shareholder will receive one AGL Energy share for every AGL share they hold (with the exception of ineligible overseas shareholders);
- retain the infrastructure and services business and be renamed AGL Infrastructure Limited ("AGL Infrastructure"); and
- apply to the Australian Stock Exchange ("ASX") for AGL Energy to be separately listed.

The proposed demerger requires the approval of AGL shareholders in relation to the capital reduction, the scheme of arrangement and the name change. Each of the resolutions to be voted on by AGL shareholders are interdependent. Failure to approve any of these resolutions will result in the proposed demerger not proceeding although AGL can waive the requirement for its name change to AGL Infrastructure.

The directors of AGL have engaged Grant Samuel & Associates Pty Limited ("Grant Samuel") to prepare an independent expert's report setting out whether, in its opinion, the proposed demerger is in the best interests of AGL shareholders and to state reasons for that opinion. Grant Samuel has also been requested to give its opinion as to whether the capital reduction is materially prejudicial to AGL creditors. A copy of the report will accompany the Notices of Meeting and Explanatory Memorandum ("the Demerger Booklet") to be sent to shareholders by AGL. This letter contains a summary of Grant Samuel's opinion and main conclusions.

2 Summary of Opinion

In Grant Samuel's opinion, the proposed demerger is in the best interests of AGL shareholders. AGL shareholders are likely to be ultimately better off if the demerger is implemented than if it is not, notwithstanding the costs, disadvantages and risks.

In essence, the current investment of AGL shareholders will be simply split into two parts, a shareholding in AGL Infrastructure and a separate shareholding in AGL Energy. There will be no change in the underlying economic interests of shareholders (unless they choose to sell shares in either company).

AGL is a substantial Australian energy company with operations spanning the energy sector from production and generation through transmission and distribution to retailing. While there are benefits from a vertically integrated business model, there are also drawbacks. AGL believes its ability to acquire or develop infrastructure assets is hampered by the gearing constraints imposed by its current structure as well as by difficulties in balancing its earnings and cash flow profiles with the sharemarket requirement for consistent earnings growth. For example, the PNG Australian Gas Pipeline is expected to be a very significant asset providing substantial growth in the long term but, as with most infrastructure development projects, it is expected to be earnings per share decretive initially even though cash flows at that time may be relatively strong. This would almost inevitably have adverse consequences for AGL's sharemarket performance over the short to medium term.

The current sharemarket environment in which there is strong demand for "pure play" infrastructure assets and infrastructure investment opportunities (including the impending development of the PNG Australian Gas Pipeline) provides an impetus for structural change. The key benefits expected to arise from the proposed demerger are:

- enhanced ability to pursue growth opportunities in infrastructure (whether by acquisition, organic development or greenfields development) as the market rating of pure infrastructure businesses is largely based on distribution yield rather than accounting earnings. AGL Energy will also be better placed to grow because of its financial capacity;
- the ability to put in place more appropriate financial structures. The infrastructure business can be geared more highly without adversely affecting the retail and merchant energy business;
- the potential for a higher aggregate sharemarket valuation of the two companies compared to AGL because of the way in which the market tends to apply different valuation metrics to the different businesses (although AGL disclosure results in a high level of transparency that should enable the market to "accurately" value AGL in its current form);
- the demerged companies should be more attractive as takeover targets;
- shareholders will have more flexibility to manage their investment exposures; and
- increased management and board focus combined with market disciplines should facilitate organisational change and lead to operational improvements for each demerged company.

Arguably these benefits are not individually compelling but, collectively, they are meaningful. Over time, these factors should lead to enhanced shareholder value relative to the status quo. However, none of the benefits are proveable or easily quantifiable and, accordingly, evaluation of the proposed demerger is essentially subjective. However, having regard to the nature of the demerger and the limited negative consequences, it is Grant Samuel's judgement that AGL shareholders are likely to be better off ultimately if the demerger proceeds.

3 Key Conclusions

- **Current sharemarket attitudes and circumstances provide the impetus for structural change.**

  Typically, a demerger or spin-off involves the unbundling of disparate businesses in order to remove the effect of "conglomerate discounts" in the share price, to increase management focus and to achieve operational improvements. AGL's proposed demerger has a similar rationale although it involves the separation of businesses involved in different segments of the same industry (albeit with different risk/return profiles).

  AGL is a substantial Australian energy company with operations spanning the energy sector from production and generation through transmission and distribution to retailing. While there are benefits from a vertically integrated business model, the reality is that benefits are limited by the need to effectively "ring fence" the intermediate stages of the value chain (transmission and distribution) as they are subject to regulation by the Australian Competition and Consumer Commission and others. There are also drawbacks to the current "integrated" model.

Strong investor demand for investments with attractive, stable cash distributions in recent years has lead to development of a substantial listed infrastructure asset class on the ASX. In addition, a number of foreign infrastructure owner/operators have been active in acquiring assets in Australia over the past decade. This has resulted in intense competition for infrastructure assets and, notwithstanding its industry expertise and scale, AGL has found itself at a competitive disadvantage in acquiring infrastructure assets. Two main factors have contributed to this situation:

- AGL has been constrained by the need to maintain an appropriate investment grade credit rating for trading in the wholesale energy market (i.e. to satisfy counterparty credit risk issues). This objective is only achievable if AGL's overall financial gearing is kept at modest levels. In comparison, many of AGL's infrastructure competitors are geared to a much greater extent. This constraint has hampered AGL's ability to compete on price for infrastructure assets and to convert growth opportunities. It is also likely to affect AGL's ability to participate in any further industry consolidation; and
- the current sharemarket focus on infrastructure assets has also highlighted the different risk/return profiles of AGL's main businesses. These different risk/return profiles attract different types of investors – investors in infrastructure assets typically seek stable cash yields while investors in the retail and merchant energy assets typically seek both earnings and capital growth. As an integrated business, AGL has found it difficult to balance the requirements of the different subsets of investors and, as a consequence, the sharemarket appears to have rated AGL poorly relative to its "pure play" peers. The major difficulty is that infrastructure assets typically have a high depreciation load in their early years which depresses accounting earnings relative to after tax cash flows. This does not concern "pure play" entities where distributions are a primary valuation criterion but does appear to impact on AGL where the market has also focussed on earnings growth. While there are many who would argue that this is just an accounting issue and that the market should be able to see through to the "real" value drivers (particularly given AGL's level of disclosure and transparency), AGL believes it is a tangible problem.

This issue will be accentuated as the PNG Australian Gas Pipeline is developed. This project is a substantial investment from which AGL expects to capture significant value over the longer term. However, the gearing constraints mean substantial equity may need to be raised if AGL wishes to retain its percentage interest and, as with most infrastructure development projects, it is expected that the project would depress AGL's earnings per share in the early years despite the positive cash flow. This profile would almost inevitably have adverse consequences for AGL's sharemarket performance over the short to medium term.

- **The proposed demerger provides a better way forward for AGL shareholders.**

The proposed demerger provides a solution to the problems outlined above by creating two independent companies:

- one company will focus on energy generation, wholesaling and retailing. AGL Energy will own:
  - electricity generation assets including gas-fired, coal-fired (32.5%) and hydro;
  - gas production assets including liquefied petroleum gas ("LPG"), coal seam methane gas (50%) and natural gas (10%);
  - natural gas and electricity wholesalers and retailers in New South Wales, Victoria, South Australia, Queensland and the Australian Capital Territory (via a 50% interest in the ActewAGL joint venture); and
  - a 50% interest in LPG marketer and distributor, Elgas.

  None of these businesses are regulated and the focus of AGL Energy will be on delivering consistent earnings growth. AGL Energy will initially have debt of approximately $300 million; and
- the other company will focus on energy transmission and distribution infrastructure. AGL Infrastructure will own:

- regulated energy networks including an electricity distribution network in Victoria, a natural gas distribution network in New South Wales and a 50% interest in the distribution portion of the ActewAGL joint venture;
- interests in regulated natural gas transmission assets including 30% of ASX listed Australian Pipeline Trust and 50% of the greenfields development, PNG Australian Gas Pipeline;
- Agility, an infrastructure management and service business;
- contracted power generation assets (i.e. Wattle Point Wind Farm in South Australia and Cawse Power Station in Western Australia); and
- GasValpo, a gas distributor and retailer in Chile.

This business will be primarily engaged in activities where pricing is limited by regulatory bodies. However, the business will be underpinned by long term contracts with customers and natural geographic monopolies that allow for a stable and highly predictable cash income stream, the vast majority of which will be distributed directly to investors. It is expected that in valuing AGL Infrastructure the sharemarket will place significant emphasis on its cash distributions (i.e. distribution yield) or discounted cash flows rather than accounting earnings.

The primary benefits that flow from this restructuring are:

- the ability to develop more appropriate and flexible financial structures for each of the businesses. In particular, the infrastructure business can be geared more highly without adversely affecting the retail and merchant energy business. Pro forma debt for AGL Infrastructure post demerger is approximately $3 billion and interest cover (EBITDA/Net Interest) is approximately two times. AGL Energy will initially have low net debt and have substantial debt funding capacity without endangering its credit rating. In this context, both companies will have greater financial flexibility to exploit growth opportunities and, because the two companies can achieve higher aggregate gearing, the proposed demerger may lead to more efficient use of capital;
- both businesses will have an enhanced ability to pursue growth opportunities. In particular, AGL Infrastructure should become more competitive in terms of the price it can offer for infrastructure assets. Its weighted average cost of capital should decrease with increased gearing and it will be able to make acquisitions or investment decisions (such as the PNG Australian Gas Pipeline) based on the impact on the cash distributions to shareholders rather than earnings per share;
- the possibility of a higher aggregate sharemarket valuation of the two companies compared to AGL alone because of the way in which the market tends to apply different valuation metrics to the different businesses. Following the demerger, each business will be rated by the market on the basis of its particular risk/return profile and the price-setting investors in each company will be the natural investors in the relevant business. Grant Samuel's preliminary analysis based on comparable distribution yields for AGL Infrastructure and comparable price earnings ratios for AGL Energy indicates that there is a reasonable prospect that the aggregate market value of the two companies will be higher than that of AGL; and
- the potential for improved performance through increased board and management focus on what are smaller businesses and the scope for internal cultural change through the structural realignment. While the evidence is inherently anecdotal, it is Grant Samuel's judgement that previous demerger transactions indicate these benefits can be real.

It is reasonable to anticipate that the cumulative benefits of the proposed demerger should enhance shareholder value in the longer term. This view is generally supported by evidence from academic and other studies on the impact of demergers and spin-offs.

At the same time it should be recognised that:

- the split into two businesses will not suit all shareholders. Some may have a view that the "integrated" model provides benefits and makes AGL a more attractive investment opportunity

through its balance of regulated and unregulated activities, its mix of low risk businesses and some growth options. However, they can preserve this position by continuing to own shares in both companies and the reality is that, because of the need to effectively "ring fence" the regulated business, there is little operational benefit from the current vertical integration of AGL;

- the reduced financial size of the demerged companies will limit their ability to take on large investment exposures relative to the current AGL;
- the benefits are, at least to some extent, a matter of investor perception and a demerger is not a guarantee of future absolute performance. The issue is whether performance is likely to be better relative to what it would have been in the absence of the demerger;
- there is an element of fashion in these kinds of restructurings. While the creation of "pure play" low risk infrastructure investment vehicles is appealing, it is notable that the listed property trust sector has arguably been following a reverse trend in the past two years with passive investment vehicles seeking to obtain higher growth/higher risk assets to satisfy investor requirements (i.e. to become more like the current AGL). On the other hand, the listed property trust sector changes were primarily driven by internalisation of management (already in place with the new AGL companies) and AGL Infrastructure will have growth options (e.g. Agility, PNG Australian Gas Pipeline); and
- should the demerger not proceed, AGL is still a well placed business with a comprehensive presence across the energy sector and attractive growth options such as the PNG Australian Gas Pipeline. The main negatives would be AGL's ongoing market rating and the ability to grow its infrastructure business (including developing and retaining AGL's full interest in the PNG Australian Gas Pipeline) without further adverse sharemarket consequences.

- **The proposed demerger enhances the prospects of takeover.**

Immediately prior to the proposed demerger announcement, AGL was capitalised at approximately $6.6 billion. The size of the company may have been something of a barrier to bidders, albeit not an insurmountable one. More importantly, the mix of businesses may not have appealed to a single bidder. In contrast, AGL Energy and AGL Infrastructure will be more focussed companies likely to appeal to a wider set of acquirers and will be more manageable in terms of size. To this extent, the proposed demerger increases the prospects of a takeover offer and probably improves the likely terms of such an offer.

The proposed demerger involves no changes in control as the same shareholders will own the demerged companies in the same proportions (at least initially). It also eliminates the potential for a bidder to secure control of AGL at an advantageous price because of its relatively weak market rating in the absence of the demerger proposal.

- **Shareholders will have flexibility to manage their investment exposure.**

Investors in AGL are unable to target their investment to those parts of AGL that they find most attractive. They are required to accept exposure to AGL's full portfolio of businesses. The proposed demerger will give investors the flexibility to determine the extent to which they retain or assume exposure to each of AGL Energy and AGL Infrastructure. Each has a quite different risk/return profile. Effectively, investors will make their own diversification decisions rather than having those diversification decisions imposed on them by the current AGL corporate structure.

- **AGL's share price performance since announcement endorses the benefits of the proposed demerger.**

The potential benefits of the proposed demerger appear to have been confirmed by the substantial increase in AGL's share price since the acquisition of Southern Hydro and the demerger proposal were announced on 31 October 2005. AGL's market capitalisation has increased by approximately $1.6 billion despite some initial market concern over the price paid for Southern Hydro and the absence of an announcement about senior management for the demerged companies. The volume weighted average price of AGL from 31 October 2005 to 31 January 2006 of $16.25 represents a

12.1% premium to the closing share price on 28 October 2005 (the day before the announcement of the proposed demerger). The closing price on 31 January 2006 was $18.00, a premium of 24.1%.

While it is not possible to isolate the impact of the acquisition of Southern Hydro from the announcement of the demerger, Grant Samuel believes the increase in AGL's share price is a strong endorsement of the perceived benefits of the proposed demerger. If the proposed demerger is not approved there would be a risk of a material share price fall and loss of value for AGL shareholders.

- **The downside risks for shareholders are relatively limited.**

The proposed demerger is essentially neutral to AGL shareholders. In essence, AGL shareholders are simply splitting their current investment into two parts, AGL Infrastructure (formerly AGL) and a separate investment in AGL Energy. The effective economic interest of AGL shareholders in the underlying businesses is unchanged. The transaction is a "clean" split in so far as there is:

- no purchase or sale of equity in either AGL Energy or AGL Infrastructure to third parties;
- no value leakage to third parties (e.g. in the form of management fees);
- no value transfer between the demerged companies (e.g. in the form of a retained shareholding or management fees); and
- no adverse tax consequences for the demerged companies or the vast majority of shareholders. The proposed demerger will not result in any capital gains tax ("CGT") or other tax related liability for AGL Infrastructure (formerly AGL) or AGL Energy. AGL has no revenue losses and no material capital losses. The capital losses that do exist are expected to be preserved within AGL Infrastructure.

  Australian shareholders account for the majority of AGL's issued capital and the majority by number of shareholders. Under the demerger provisions, Australian resident AGL shareholders will be eligible for rollover relief to defer the CGT consequences of the demerger and any shareholders holding pre CGT shares will preserve that status.

  The tax consequences for individual shareholders will vary depending upon their personal circumstances. Shareholders should consult their own tax adviser if in any doubt as to the tax consequences of the proposed demerger.

Although the proposed demerger has a number of costs, disadvantages and risks, in Grant Samuel's opinion, these are relatively limited and are considered reasonable in the context of the benefits of the proposed demerger:

- AGL Energy and AGL Infrastructure will both be substantially smaller than AGL. However, both should be comfortably of sufficient size to form part of the S&P/ASX 200 Index. Accordingly, there is little risk in the short to medium term of any adverse impact on demand for shares in either company from index related selling.

  Moreover, both are conventional, sensibly structured companies with large, solid businesses and sound financials. In the case of AGL Energy, it has a portfolio of retailing and generation assets that provides a reasonably high level of natural hedging (particularly following the Southern Hydro acquisition). Accordingly, they should both be attractive to a wide base of potential investors;
- increased financial risk for AGL Infrastructure, which will be significantly more highly geared than the current AGL. However, the gearing is supported by AGL Infrastructure's stable and predictable cash flows and is comparable with other "pure play" infrastructure businesses;
- higher costs comprising additional administration costs including listed company costs for AGL Energy. These costs have been estimated to be in the order of $10.5 million per annum. In addition, both companies may have a higher cost of borrowing than AGL;
- the loss of any synergies that may have resulted from being part of the larger AGL group. However, these synergies are limited due to the need to effectively "ring fence" the infrastructure business from the retail and merchant energy business for regulatory purposes.

The limited benefits that do arise (and which will be lost) are mostly from the scale benefits of being part of the larger AGL group;

- as each demerged company will be smaller and less diversified than AGL, the proportionate impact on shareholder value of an adverse development within either business will be greater than if part of the larger AGL group;
- one-off transaction costs of approximately $77 million ($60 million after tax), of which approximately $42 million (including $25 million of non-cash asset write-downs) will be incurred subsequent to the shareholders meeting. The cash transaction costs represent less than 1% of market capitalisation;
- there is a risk of a period of relative share weakness in the short term until the share registers eventually reach some degree of equilibrium and because the incremental costs will be incurred immediately while many of the benefits will take some time to translate into earnings;
- certain shareholders based in overseas jurisdictions ("ineligible overseas shareholders") will not be able to receive AGL Energy shares and will only receive the net proceeds from a sale of their AGL Energy shares. This will only apply to less than 1% of AGL's issued capital;
- neither company has a track record as a standalone entity. There are risks in the establishment of new boards and management teams and the development of standalone organisational infrastructure. It is conceivable that the new boards and new management teams of either (or both) of the demerged companies may not develop effective working relationships although there is significant overlap with the current AGL board and management teams which should reduce this risk; and
- there may be some market uncertainty concerning linkages between the demerged companies given the use of "AGL" for both company names. This issue is only temporary as AGL Infrastructure only has the right to use the "AGL" trademark in its company name, business name and domain names until 31 December 2007.

- **The capital reduction does not materially prejudice the interests of AGL creditors.**

In Grant Samuel's opinion, existing AGL creditors will not be materially prejudiced by the capital reduction. The reasons are:

- AGL Infrastructure (formerly AGL) and AGL Energy will remain substantial companies in their own right and, initially, are expected to retain investment grade credit ratings. AGL Infrastructure will be relatively highly geared and more highly geared than the current AGL but only to levels broadly comparable to its peers;
- recent lenders to AGL in relation to the acquisition of Southern Hydro (and new lenders on the proposed syndication of this facility) will have made their own judgements as to the financial risk of AGL in full knowledge of its position;
- most trade creditors are exposed to individual entities with which they trade. The financial position of these entities is not affected by the proposed demerger. In addition, most exposures are short term in nature (i.e. repayable within, say, 60 days at any point in time) and they will therefore have the opportunity to reassess for themselves whether or not they wish to grant continued credit to either AGL Energy or AGL Infrastructure (or the relevant subsidiary); and
- there is no net cash outflow (except for transaction costs) from the AGL group as a whole as a consequence of the proposed demerger (as the capital reduction is reinvested).

Grant Samuel makes no warranty, express or implied, as to the potential recoverability of existing or contingent debts owned by AGL as at the date of this report or at any subsequent time. Future creditors must rely on their own financial investigations of the financial positions of AGL Energy and AGL Infrastructure.

4 Other Matters

This report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual shareholders in AGL. Because of that, before acting in relation to their investment, shareholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Shareholders should read the Demerger Booklet issued by AGL in relation to the proposed demerger.

Approval or rejection of the proposed demerger is a matter for individual shareholders based on their own views as to value and future market conditions and their particular circumstances including risk profile, liquidity preference, portfolio strategy and tax position. Shareholders who are in doubt as to the action they should take in relation to the proposed demerger should consult their own professional adviser. Any decision to continue to hold shares in AGL Energy or AGL Infrastructure is a separate investment decision upon which Grant Samuel does not offer an opinion. Shareholders should consult their own professional adviser in this regard.

Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act, 2001. The Financial Services Guide is included at the beginning of the full report.

This letter is a summary of Grant Samuel's opinion. The full report from which this summary has been extracted is attached and should be read in conjunction with this summary.

The opinion is made as at the date of this letter and reflects circumstances and conditions as at that date.

Yours faithfully
GRANT SAMUEL & ASSOCIATES PTY LIMITED

Grant Samuel & Associates

Financial Services Guide
and
Independent Expert's Report
in relation to the Proposed Demerger of
The Australian Gas Light Company

Grant Samuel & Associates Pty Limited
(ABN 28 050 036 372)

13 February 2006

GRANT SAMUEL

GRANT SAMUEL & ASSOCIATES

LEVEL 19 GOVERNOR MACQUARIE TOWER
1 FARRER PLACE SYDNEY NSW 2000
GPO BOX 4301 SYDNEY NSW 2034
T: +61 2 9324 4211 / F: +61 2 9324 4301
www.grantsamuel.com.au

Financial Services Guide

Grant Samuel & Associates Pty Limited ("Grant Samuel") holds Australian Financial Services Licence No. 240985 authorising it to provide financial product advice on securities and interests in managed investments schemes to wholesale and retail clients.

The Corporations Act, 2001 requires Grant Samuel to provide this Financial Services Guide ("FSG") in connection with its provision of an independent expert's report ("Report") which is included in a document ("Disclosure Document") provided to members by the company or other entity ("Entity") for which Grant Samuel prepares the Report.

Grant Samuel does not accept instructions from retail clients. Grant Samuel provides no financial services directly to retail clients and receives no remuneration from retail clients for financial services. Grant Samuel does not provide any personal retail financial product advice to retail investors nor does it provide market-related advice to retail investors.

When providing Reports, Grant Samuel's client is the Entity to which it provides the Report. Grant Samuel receives its remuneration from the Entity. In respect of the Report for The Australian Gas Light Company ("AGL") in relation to the proposed demerger into two separately listed companies (the "AGL Report"), Grant Samuel will receive a fixed fee of $375,000 plus reimbursement of out-of-pocket expenses for the preparation of the Report (as stated in Section 8.3 of the AGL Report).

No related body corporate of Grant Samuel, or any of the directors or employees of Grant Samuel or of any of those related bodies or any associate receives any remuneration or other benefit attributable to the preparation and provision of the Report.

Grant Samuel is required to be independent of the Entity in order to provide a Report. The guidelines for independence in the preparation of Reports are set out in Practice Note 42 issued by the Australian Securities Commission (the predecessor to the Australian Securities & Investments Commission) on 8 December 1993. The following information in relation to the independence of Grant Samuel is stated in Section 8.3 of the AGL Report:

> *"Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with AGL that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the proposed demerger. Grant Samuel advises that:*
>
> - *Grant Samuel was appointed by AGL in March 2001 to prepare an independent expert's report in relation to a transaction which did not proceed and therefore the report was not completed;*
> - *Grant Samuel Debt Structuring & Advisory Pty Limited, a related company of Grant Samuel, has been engaged by certain Papua New Guinea provincial governments to provide advisory services in relation to the PNG Upstream Gas Project;*
> - *Grant Samuel was retained by APT in 2004 to prepare certain valuations for tax consolidation purposes; and*
> - *over the last five years Grant Samuel & Associates Limited, a New Zealand related company of Grant Samuel, has prepared independent reports in relation to NGC, a former subsidiary of AGL.*
>
> *In addition, a Grant Samuel group executive holds a parcel of less than 6,000 shares in AGL.*
>
> *Grant Samuel had no part in the formulation of the proposed demerger. Its only role has been the preparation of this report.*
>
> *Grant Samuel will receive a fixed fee of $375,000 for the preparation of this report. This fee is not contingent on the outcome of the proposed demerger. Grant Samuel's out of pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report.*
>
> *Grant Samuel considers itself to be independent in terms of Practice Note 42 issued by the ASIC (previously known as Australian Securities Commission) on 8 December 1993."*

Grant Samuel has internal complaints-handling mechanisms and is a member of the Financial Industry Complaints Services' Complaints Handling Tribunal, No. F 4197.

Grant Samuel is only responsible for the Report and this FSG. Complaints or questions about the Disclosure Document should not be directed to Grant Samuel which is not responsible for that document. Grant Samuel will not respond in any way that might involve any provision of financial product advice to any retail investor.

GRANT SAMUEL

Table of Contents

1 Details of the Proposed Demerger 1

2 Scope of the Report 2
- 2.1 Purpose of the Report 2
- 2.2 Basis of Evaluation 2
- 2.3 Sources of the Information 3
- 2.4 Limitations and Reliance on Information 3

3 Profile of AGL 5
- 3.1 Background 5
- 3.2 Operations 5
- 3.3 Growth Initiatives 8
- 3.4 Financial Performance 9
- 3.5 Financial Position 11
- 3.6 Capital Structure and Ownership 12
- 3.7 Share Price History 13

4 Background on Demergers 16
- 4.1 Rationale 16
- 4.2 Market Evidence 17

5 Impact of the Proposed Demerger 20
- 5.1 Impact on Capital Structure and Ownership 20
- 5.2 AGL Energy 21
- 5.3 AGL Infrastructure 25
- 5.4 Impact on Key Investment Parameters 28

6 Evaluation of the Proposed Demerger 30
- 6.1 Rationale for Demerger and Alternatives Considered 30
- 6.2 Basis of Demerger 31
- 6.3 Benefits 32
- 6.4 Costs, Disadvantages and Risks 44
- 6.5 Taxation Issues 47
- 6.6 Other 49
- 6.7 Conclusion 50
- 6.8 Shareholder Decisions 51

7 Impact on Creditors 52

8 Qualifications, Declarations and Consents 54
- 8.1 Qualifications 54
- 8.2 Disclaimers 54
- 8.3 Independence 54
- 8.4 Declarations 55
- 8.5 Consents 55
- 8.6 Other 55

THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY

1 Details of the Proposed Demerger

On 31 October 2005, The Australian Gas Light Company ("AGL") announced a proposal to separate its retail and merchant energy business and its infrastructure and services business into two separately listed companies (the "proposed demerger").

The proposed demerger is to be effected by a scheme of arrangement between AGL and its shareholders. The following steps will be implemented if the proposed demerger is approved:

- AGL will undertake an internal restructure to establish AGL Energy Limited ("AGL Energy") as the holding company for the retail and merchant energy business;
- AGL will undertake a capital reduction of $3.00 per share ("Capital Reduction Amount");
- the Capital Reduction Amount will be applied by AGL on behalf of AGL shareholders as payment for shares in AGL Energy. Each AGL shareholder will receive one AGL Energy share for every AGL share they hold;
- AGL, now comprising only the infrastructure and services business, will be renamed AGL Infrastructure Limited ("AGL Infrastructure"); and
- AGL will apply to the Australian Stock Exchange Limited ("ASX") for AGL Energy to be separately listed.

Shareholders with registered addresses outside of Australia, New Zealand, Japan, Hong Kong, Singapore, the United Kingdom and the United States of America ("ineligible overseas shareholders") will not receive AGL Energy shares. Such shareholders will receive in cash the net proceeds of the sale of the AGL Energy shares to which they would otherwise have been entitled.

The effect of the proposed demerger is that AGL shareholders (other than ineligible overseas shareholders) will hold an equal number of shares in AGL Energy and AGL Infrastructure. The relative ownership interests of shareholders in each company will be equal to their ownership interest in AGL immediately prior to the proposed demerger.

The proposed demerger requires the approval of AGL shareholders for the following resolutions:

- an ordinary resolution to approve the capital reduction;
- a members scheme of arrangement resolution under Section 411 of the Corporations Act, 2001 ("the Corporations Act"). Under Section 411 a scheme of arrangement must by approved by a majority in number (i.e. at least 50%) of shareholders present and voting (either in person or by proxy) at the meeting, representing at least 75% of the votes cast on the resolution. The scheme of arrangement is then subject to approval by the Federal Court of Australia; and
- a special resolution to change AGL's name to AGL Infrastructure.

Each of the resolutions to be voted on by AGL shareholders are interdependent. Failure to approve any of these resolutions will result in the proposed demerger not proceeding, although AGL can waive the requirement for its name change to AGL Infrastructure.

If the demerger is approved:

- AGL Energy will own specified "AGL" trademarks, domain names and intellectual property and AGL Infrastructure will retain the right to use the "AGL" trademark in its company name, business name and domain names until 31 December 2007; and
- AGL Energy and AGL Infrastructure will enter into arrangements in order to facilitate an orderly transition particularly in relation to shared services such as information technology.

2 Scope of the Report

2.1 Purpose of the Report

The proposed demerger is subject to the approval in general meeting by AGL shareholders pursuant to:

- Sections 256B and 256C of the Corporations Act ("Sections 256B and 256C");
- Section 411 of the Corporations Act ("Section 411"); and
- Section 157 of the Corporations Act ("Section 157").

Sections 256B and 256C and Section 411 govern reductions of share capital and schemes of arrangement respectively. They require the prior approval of shareholders before a capital reduction or scheme of arrangement can be effected. Sections 256B and 256C do not require an independent expert's report to be prepared.

Part 3 of Schedule 8 to the Corporations Regulations prescribes the information to be sent to shareholders in relation to schemes of arrangement pursuant to Section 411. Part 3 of Schedule 8 requires an independent expert's report in relation to a scheme of arrangement to be prepared when a party to a scheme of arrangement has a prescribed shareholding in the company subject to the scheme, or where any of its directors are also directors of the company subject to the scheme. In those circumstances, the independent expert's report must state whether the scheme of arrangement is in the best interests of shareholders subject to the scheme and must state reasons for that opinion. Mr Charles Allen is initially to be a director of both AGL Energy and AGL Infrastructure. Accordingly, an independent expert's report is required to be prepared for AGL shareholders for the purposes of Section 411.

Section 157 relates to changing the name of a company. An independent expert report is not required for the purpose of either Section 157.

The directors of AGL have engaged Grant Samuel & Associates Pty Limited ("Grant Samuel") to prepare an independent expert's report setting out whether, in its opinion, the proposed demerger is in the best interests of AGL shareholders and to state reasons for that opinion. Grant Samuel has also been requested to give its opinion as to whether the capital reduction is materially prejudicial to AGL creditors.

The sole purpose of this report is an expression of Grant Samuel's opinion as to whether the proposed demerger is in the best interests of AGL shareholders and whether the capital reduction is materially prejudicial to AGL creditors. A copy of this report will accompany the Notices of Meeting and Explanatory Memorandum ("the Demerger Booklet") to be sent to shareholders by AGL.

This report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual AGL shareholders. Because of that, before acting in relation to their investment, shareholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Shareholders should read the Demerger Booklet issued by AGL in relation to the proposed demerger.

Approval or rejection of the proposed demerger is a matter for individual shareholders based on their expectations as to value and future market conditions and their particular circumstances including risk profile, liquidity preference, portfolio strategy and tax position. Shareholders who are in doubt as to the action they should take in relation to the proposed demerger should consult their own professional adviser.

2.2 Basis of Evaluation

There is no legal definition of the expression "in the best interests". The Australian Securities Commission (now the Australian Securities and Investments Commission ("ASIC")) issued Policy Statement 75 which established certain guidelines in respect of independent expert's reports prepared for the purposes of Sections 411, 640 and 703 of the Corporations Act. Policy Statement 75 is primarily directed towards reports prepared for the purpose of Section 640 and comments on

the meaning of "fair and reasonable" in the context of a takeover offer. The statement gives limited guidance as to the regulatory interpretation or meaning of "in the best interests" other than to imply that it is similar to "fair and reasonable".

Schemes of arrangement pursuant to Section 411 can encompass a wide range of transactions. Accordingly, "in the best interests" must be capable of a broad interpretation to meet the particular circumstances of each transaction. This involves a judgement on the part of the expert as to the overall commercial effect of the transaction, the circumstances that have led to the proposal and the alternatives available. The expert must weigh up the advantages and disadvantages of the proposal and form an overall view as to whether the shareholders are likely to be better off if the proposal is implemented than if it is not.

In Grant Samuel's opinion, the most appropriate basis on which to evaluate the proposed demerger is to assess the overall impact on the shareholders of AGL and to form a judgement as to whether the expected benefits outweigh any disadvantages and risks that might result.

In forming its opinion as to whether the proposed demerger is in the best interests of AGL shareholders, Grant Samuel has considered the following:

- the impact on business operations if the demerger proceeds;
- the effect on earnings and dividends attributable to existing shareholders;
- the effect of the demerger on financial position;
- the likely impact on the market value of shareholders' interests and the market for shares in the demerged companies generally;
- any other advantages and benefits arising from the proposed demerger; and
- the costs, disadvantages and risks of the proposed demerger.

2.3 Sources of the Information

The following information was utilised and relied upon, without independent verification, in preparing this report:

Publicly Available Information

- the Demerger Booklet (including earlier drafts);
- annual reports of AGL for the five years ended 30 June 2005;
- press releases, public announcements, media and analyst presentation material and other public filings by AGL including information available on its website;
- brokers' reports and recent press articles on AGL and the energy and infrastructure sectors; and
- sharemarket data and related information on Australian and selected international listed companies engaged in the energy and infrastructure sectors.

Non Public Information provided by AGL

- board papers and other internal briefing papers relating to the proposed demerger; and
- other confidential documents, presentations and working papers.

Grant Samuel has also held discussions with, and obtained information from, senior management of AGL and its advisers.

2.4 Limitations and Reliance on Information

Grant Samuel believes that its opinion must be considered as a whole and that selecting portions of the analysis or factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary.

Grant Samuel's opinion is based on economic, sharemarket, business trading, financial and other conditions and expectations prevailing at the date of this report. These conditions can change significantly over relatively short periods of time. If they did change materially, subsequent to the date of this report, the opinion could be different in these changed circumstances. However, Grant Samuel has no obligation or undertaking to advise any person of any change in circumstances which has come to its attention after the date of this report or to review, revise or update its report or opinion.

This report is also based upon financial and other information provided by AGL and its advisers. Grant Samuel has considered and relied upon this information. AGL has represented in writing to Grant Samuel that to its knowledge the information provided by it was complete and not incorrect or misleading in any material aspect. Grant Samuel has no reason to believe that any material facts have been withheld.

The information provided to Grant Samuel has been evaluated through analysis, inquiry and review to the extent that it considers necessary or appropriate for the purposes of forming an opinion as to whether the proposed demerger is in the best interests of AGL shareholders. However, Grant Samuel does not warrant that its inquiries have identified or verified all of the matters that an audit, extensive examination or "due diligence" investigation might disclose. Due diligence is the responsibility of AGL and its management and is beyond the scope of an independent expert's report. In any event, an opinion of the kind expressed in this report is more in the nature of an overall review rather than a detailed audit or investigation.

An important part of the information used in forming an opinion of the kind expressed in this report is comprised of the opinions and judgement of management. This type of information was also evaluated through analysis, inquiry and review to the extent practical. However, such information is often not capable of external verification or validation.

Preparation of this report does not imply that Grant Samuel has audited in any way the management accounts or other records of AGL. It is understood that the accounting information that was provided was prepared in accordance with generally accepted accounting principles and in a manner consistent with the method of accounting in previous years (except where noted).

The information provided to Grant Samuel included summary preliminary financial projections for the demerged companies prepared by AGL management for internal purposes. AGL is responsible for this financial information. For the reasons set out in Section 1.3(c) of the Demerger Booklet, the directors of AGL have decided only to provide dividend outlook ranges for AGL Energy and AGL Infrastructure for the 2006 and 2007 financial years. Grant Samuel has had regard to the summary financial information for the demerged companies in undertaking its analysis but has not relied upon it in forming its opinion. Given the nature of the transaction, the projections are not the fundamental basis for assessing the proposed demerger. Rather, other factors such as strategic implications for the businesses and investors are more important.

In forming its opinion, Grant Samuel has also assumed that:

- matters such as title, compliance with laws and regulations and contracts in place are in good standing and will remain so and that there are no material legal proceedings, other than as publicly disclosed;
- the information set out in the Demerger Booklet sent by AGL to its shareholders is complete, accurate and fairly presented in all material respects;
- the publicly available information relied on by Grant Samuel in its analysis was accurate and not misleading;
- the proposed demerger will be implemented in accordance with its terms; and
- the legal mechanisms to implement the proposed demerger are correct and will be effective.

To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, regulations, and policies, Grant Samuel assumes no responsibility and offers no legal opinion or interpretation on any issue.

3 Profile of AGL

3.1 Background

AGL was established in 1837 by an Act of Council of the colony of New South Wales and pioneered gas production and distribution in Australia. It was listed on the Sydney Stock Exchange (a predecessor to the ASX) in 1871.

Following legislative restructuring of the New South Wales gas industry in December 1985, AGL became a more widely based energy company through both acquisition and organic growth. In the early 1990's AGL expanded its activities in Australia and offshore, principally in New Zealand. In late 1999, AGL adopted a strategy of development, management and investment in energy assets without necessarily owning 100% of these assets. This strategy resulted in the spin-off of its gas pipeline assets in June 2000 as Australian Pipeline Trust in which it retained a 30% interest.

For over 160 years, AGL was governed by a series of Acts, by-laws and other regulations which included amongst other unusual features, a 5% shareholding limit and a scaled voting regime. In October 2002, legislative reform was undertaken by the New South Wales Government by which AGL was converted into a body corporate registered under the Corporations Act.

3.2 Operations

Today, AGL is a major energy company operating throughout the energy sector value chain primarily in Australia. It is a top 50 ASX listed company and, prior to the announcement of the proposed demerger, had a market capitalisation of approximately $6.6 billion. AGL's operations encompass:

- energy generation and production assets;
- the marketing and retailing of energy;
- ownership of energy transmission and distribution assets; and
- servicing of energy and utility infrastructure.

Detailed descriptions of AGL's businesses are set out in the Demerger Booklet and summarised below:

Generation and Production

In recent years AGL has developed its investment in upstream electricity generation and gas production assets:

- **Gas-fired electricity generation plants:** AGL owns two gas-fired power stations, Somerton in Victoria and Hallett in South Australia, which are used to mitigate volatility in electricity spot prices during periods of peak demand. AGL also owns gas-fired cogeneration facilities at Cawse, Western Australia (servicing the OMG Cawse nickel and cobalt mine), at Adelaide, South Australia (servicing the Cooper Brewery) and is currently building a similar facility with Symex Holdings Limited at Port Melbourne, Victoria.
- **Coal-fired electricity generation:** AGL owns a 32.5% interest in Great Energy Alliance Corporation Pty Limited (to be known in this report as "Loy Yang Power"), a joint venture which owns the Loy Yang A power station and adjacent coal mine in the Latrobe Valley, Victoria. The power station is the largest base load electricity generator in Victoria supplying about 25% of that state's power requirements.
- **Renewable electricity generation:** AGL owns 11 hydro electricity generation stations in New South Wales and Victoria and six landfill gas or bio-gas facilities in New South Wales, South Australia, Victoria, Tasmania and Western Australia and a wind generation power plant at Wattle Point, South Australia.
- **Liquified petroleum gas:** AGL produces in excess of 35,000 tonnes of liquified petroleum gas ("LPG") through its wholly owned subsidiary, HC Extractions.

- **Sydney CSM Joint Venture:** AGL has a 50% interest in a joint venture with Sydney Gas Limited ("Sydney Gas") which owns the Camden coal seam methane gas project and other projects (exploration leases). AGL will pay an additional amount for additional Camden reserves proven by December 2008 and has also entered into a 10 year gas sale agreement with the joint venture.

- **PNG Upstream Gas Project:** AGL has acquired a 10% equity stake in the PNG Upstream Gas Project (the acquisition is expected to be completed in February 2006). The project is being developed by ExxonMobil Corporation and Oil Search Limited and involves the production and processing of natural gas and liquids from reserves in the highlands of Papua New Guinea. AGL has also entered into a gas sale and purchase agreement with the PNG Gas Producers for 1,500PJ of gas over 20 years from 2009 conditional on the project reaching financial close, which is expected to be in the second half of 2006.

- **Wholesale electricity and gas contract portfolios:** AGL has secured a portfolio of contracts with electricity generators and long term gas supply and transportation contracts with gas producers for the purposes of mitigating the risks associated with the supply of electricity and supply and delivery of gas to its customers.

Infrastructure

AGL has the following interests in transmission and distribution infrastructure:

- **Energy networks:** AGL owns:
  - the regulated electricity assets which distribute electricity to over 285,000 customer sites over 950km^2 of north-west greater Melbourne, Victoria. In October 2005 the distribution prices which AGL can charge for transporting electricity over the network in the period to December 2010 were determined; and
  - the regulated gas network assets which transport gas to over 950,000 customer sites throughout Sydney, Newcastle, Wollongong and NSW country centres. In June 2005 the pricing, services, terms and conditions under which AGL provides transportation services to retailers over the period to June 2010 were approved.

- **ActewAGL:** AGL has a 50% interest in ActewAGL, a gas and electricity distribution and retail joint venture with the government of the Australian Capital Territory. The joint venture owns and operates the electricity and gas networks in the Australian Capital Territory, the gas network in Queanbeyan, Nowra and the former Yarralumla Shire in New South Wales, operates the Australian Capital Territory's water and sewerage assets and manages the operations of the TransACT telecommunications services business.

- **GasValpo:** AGL owns GasValpo, a gas distributor and retailer situated in the coastal cities of Valparaso and Viña del Mar in Chile. It distributes and sells gas to approximately 40,000 residential and commercial customers and 38 industrial customers.

- **Australian Pipeline Trust:** AGL holds a 30% interest in ASX listed Australian Pipeline Trust ("APT"). APT was spun off from AGL in May 2000 and its foundation assets represented AGL's gas transmission assets. APT now owns or has an interest in more than 7,700 km of gas transmission pipelines in Australia. It transports close to 25% of Australia's natural gas consumption.

- **PNG Australian Gas Pipeline:** AGL has a 50% interest in the consortium to build, own and operate the Australian segment of the PNG Australian Gas Pipeline. Its consortium partner is Malaysian company Petroliam Nasional Berhad ("Petronas"). The PNG Australian Gas Pipeline is a proposed 3,800 km network of pipelines (including 650 km of sub sea pipeline) from the Papua New Guinea/Australian border to Gladstone, Queensland and to Gove, Northern Territory. Financial close for the project is anticipated to be in the second half of the 2006 financial year, with initial gas deliveries to customers during 2009. APT holds a first right to purchase an interest of at least 10% in the Australian segment of the PNG Australian Gas Pipeline from AGL. AGL has an obligation to offer at least 20% and if APT takes up an entitlement, it must be a minimum of 10%.

Retail

The sale and marketing of energy represents approximately a third of AGL's earnings and gross assets. The major activities of this division include:

- **Retail and wholesale:** AGL sells and markets gas and electricity in New South Wales, Victoria and South Australia and electricity in Queensland. It is a retailer, wholesaler and trader in natural gas and electricity to over 2.8 million retail customer accounts, operates 53 franchised shops and agents and operates a customer service business. It also retails gas, electricity and renewable energy to industrial and commercial customers.
- **ActewAGL:** AGL has a 50% interest in ActewAGL as discussed above. The joint venture has approximately 150,000 electricity customer accounts and 107,000 natural gas customer accounts.
- **Elgas:** AGL has a 50% interest in Elgas which specialises in marketing and distributing LPG.

Agility

Agility is an infrastructure management and services business established by AGL in June 2000. It provides services throughout Australia to both AGL's infrastructure assets as well as third parties (including APT). Agility has the capability to construct, service and manage assets for the gas, electricity and water and wastewater utility sectors.

Corporate

Corporate encompasses AGL's shared services and head office activities. AGL's shared services include accounting, payroll, human resources, treasury, taxation, information technology and other general services. The cost of these services is fully allocated to the relevant division. AGL also incurs costs associated with maintenance of AGL as a listed company (e.g. board and secretarial costs, listing fees, registry fees, annual reports, shareholder communications, legal and regulatory costs). Head office activities also include AGL's property activities and residual telecommunications industry investments.

AGL's infrastructure business (which encompasses its energy networks and infrastructure investments) is the largest contributor to AGL's earnings:

AGL – Business Activities
(Year end 30 June 2005)



Contribution by EBITDA[1]
Generation and power 5.2%
New Zealand (discontinued) 11.7%
Corporate and other 1.0%
Agility 7.5%
Infrastructure 45.7%
Energy sales and marketing 28.9%
Gross Assets Employed
Generation and power 8.8%
Corporate and other 11.2%
Agility 1.8%
Infrastructure 44.1%
Energy sales and marketing 34.1%

Source: AGL

[1] For the purposes of this graph, EBITDA is after interest and other income.

3.3 Growth Initiatives

AGL has a significant portfolio of growth initiatives and is actively pursuing both organic and acquisition growth opportunities. AGL's existing growth initiatives include:

- expansion of its electricity generation capacity including:
  - announced plans to develop gas-fired power stations near Townsville, Queensland and south of Campbelltown, New South Wales;
  - the $1.425 billion acquisition of Southern Hydro (announced 31 October 2005). Southern Hydro's assets comprised 11 hydro electricity generation plants in New South Wales and Victoria and a wind generation power plant in South Australia. This substantial generation portfolio increased AGL's overall generation capacity by 73% as well as significantly diversifying its generation mix. There are a number of current and prospective development projects within the Southern Hydro portfolio including:
    - the addition of a new 130MW power station (Bogong) to the Kiewa hydro scheme which is due for completion in 2009; and
    - the 12MW upgrade of the existing West Kiewa power station which is due for completion in 2007/08;
  - the installation of additional gas turbines with a capacity of up to 250MW at Hallett, South Australia; and
  - announced plans to build a 95MW wind farm at Hallett, South Australia which will be integrated into the existing Hallett facilities.

  Expansion of its electricity generation capability should reduce the average electricity price and provide a level of natural hedging against wholesale electricity price volatility for AGL's retail business;

- expansion into upstream gas production by concluding a 10% equity investment in the PNG Upstream Gas Project. Further, AGL has expanded its portfolio of gas purchase agreements by committing to a sale and purchase agreement to take approximately 1,500 PJ of gas over 20 years from 2009, conditional on the PNG Upstream Gas Project reaching financial close. The benefits of these arrangements for AGL include:
  - improved security of gas supply;
  - diversification of AGL's wholesale gas portfolio;
  - providing a level of natural hedge against price fluctuations;
  - underpinning AGL's expansion in the fast growing Queensland energy market; and
  - providing greater opportunity to participate in other upstream gas developments;
- committing to progressing the front end engineering and design phase of the Australian segment of the PNG Australian Gas Pipeline. The development of this pipeline is expected to deliver a range of additional business opportunities for the wider AGL group; and
- pursuing further growth in Agility's activities including expansion into water infrastructure servicing, acquisition of various electricity contracting groups and pursuing third party contracts.

As growth in consumption of both natural gas and electricity in Australia is projected to be substantial for the foreseeable future, organic expansion opportunities (including brownfields and greenfields projects) are expected to continue to arise for AGL. Further, as regulatory impediments reduce over time as the national energy market matures, there is an expectation that opportunities to acquire infrastructure assets and participate in industry consolidation will increase.

3.4 Financial Performance

The financial performance of AGL for the five years ended 30 June 2005 is summarised below:

AGL – Financial Performance ($ millions)[2]	Year ended 30 June				
	2001 actual	2002 actual	2003 actual	2004 actual	2005 actual
Total revenue[3]	**3,171.3**	**2,917.4**	**3,874.0**	**4,157.9**	**4,061.4**
EBITDA[4]	**660.2**	**685.8**	**850.9**	**852.4**	**781.7**
Depreciation and amortisation	(198.2)	(219.8)	(249.9)	(236.7)	(198.8)
EBIT[5]	**462.0**	**466.0**	**601.0**	**615.7**	**582.9**
Net interest expense	(167.4)	(157.9)	(165.9)	(124.6)	(83.9)
Investment income[6]	1.5	1.2	5.8	1.3	0.7
Equity accounted share of profits of associates and joint venture entities	41.4	70.6	20.6	91.8	85.3
Significant items	(224.1)	(75.5)	51.2	(17.2)	358.0
Operating profit before tax	**113.4**	**304.4**	**512.7**	**567.0**	**943.0**
Income tax expense	(76.9)	(102.2)	(172.8)	(187.5)	(74.8)
Profit after tax	**36.5**	**202.2**	**339.9**	**379.5**	**868.2**
Outside equity interests	78.9	(10.1)	(44.9)	(30.0)	(19.9)
Profit after tax attributable to AGL shareholders	**115.4**	**192.1**	**295.0**	**349.5**	**848.3**
Statistics					
Basic earnings per share	*32.7¢*	*51.6¢*	*67.3¢*	*76.8¢*	*185.8¢*
Basic earnings per share (before significant items)	*63.5¢*	*66.4¢*	*73.2¢*	*79.5¢*	*84.7¢*
Dividends per share (excluding special dividends)	*52.0¢*	*52.0¢*	*55.0¢*	*60.0¢*	*63.0¢*
Dividend payout ratio (before significant items)	*81.9%*	*78.3%*	*75.1%*	*75.5%*	*74.4%*
Amount of dividend franked	*44.2%*	*67.3%*	*61.8%*	*75.0%*	*95.2%*
Total revenue growth	*12.9%*	*(8.0%)*	*32.8%*	*7.3%*	*(2.3%)*
EBITDA growth	*10.7%*	*3.9%*	*24.1%*	*0.2%*	*(8.3%)*
EBIT growth	*3.9%*	*0.9%*	*29.0%*	*2.4%*	*(5.3%)*
EBITDA margin	*20.8%*	*23.5%*	*22.0%*	*20.5%*	*19.2%*
EBIT margin	*14.0%*	*16.0%*	*15.5%*	*14.8%*	*14.4%*
Interest cover[7]	*3.9x*	*4.3x*	*5.1x*	*6.8x*	*9.3x*

Source: AGL and Grant Samuel analysis

Analysis of AGL's recent financial performance is difficult as it was a period of significant corporate activity including:

- the realisation of certain investments made prior to 2001 particularly those outside the energy sector (e.g. telecommunications and internet sectors) and internationally as well as continuing to realise surplus property and property related assets;
- operational restructuring following divestment of its gas transmission pipelines in June 2000; and
- expansion by acquisition (e.g. 100% of Pulse Energy in July 2002 and 32.5% of Loy Yang Power in April 2003).

2 Prepared in accordance with Australian generally accepted accounting principles ("AGAAP"). AGL is to prepare its financial statements under the Australian equivalent to international financial reporting standards ("AIFRS") for the first time for the half year ending 31 December 2005. AGL expects an increase in profit after tax under AIFRS primarily as a consequence of the non amortisation of goodwill and retail licences

3 *Total revenue represents the sale of goods and provision of services.*

4 EBITDA is earnings before net interest, tax, depreciation, amortisation, investment income, equity accounted share of profits of associates and joint venture entities and significant items.

5 EBIT is earnings before net interest, tax, investment income, equity accounted share of profits of associates and joint venture entities and significant items.

6 Investment income comprises dividends received, rent received and partnership profits.

7 Interest cover is EBITDA divided by net interest.

A major influence on AGL's earnings in this period was its 66% owned New Zealand subsidiary, Natural Gas Corporation Holdings Limited ("NGC"). AGL acquired its initial interest in NGC (an owner and operator of natural gas pipelines and utilities on the North Island of New Zealand) in 1992. During 2000 NGC acquired TransAlta New Zealand Limited (an electricity retail business with generation interests and other infrastructure) and, as a consequence, became the largest electricity retailer in New Zealand. However, NGC also became a net electricity retailer (i.e. it had demand in excess of generation in its portfolio) sourcing a substantial proportion of electricity in the market. In 2001, the combination of a competitive industry structure, dry winter conditions resulting in high wholesale electricity prices and a paucity of hedge contracts, resulted in NGC sustaining substantial operating losses. Consequently, NGC restructured its business and sold the retail electricity business. AGL sold its interest in NGC in December 2004.

The financial performance presented above includes consolidation of NGC until divestment and the decline in revenue and profitability in 2005 primarily relates to the sale of its interest in NGC.

In this period, AGL has reported a range of significant items as summarised below:

AGL – Significant Items ($ millions)

	Year ended 30 June				
	2001 actual	2002 actual	2003 actual	2004 actual	2005 actual
Profits/(losses) associated with NGC	(267.6)	(33.2)	63.7	-	591.5
Writedown in fixed assets	(9.4)	-	(17.0)	(33.4)	(231.1)
Profits/(losses) associated with Dingo Blue	(22.2)	(42.1)	-	16.2	-
Profits on sale of surplus property	20.8	-	13.5	-	14.7
Profit/(loss) on sale of businesses and investments	54.3	-	(4.0)	-	-
Other (net)	-	(0.2)	(5.0)	-	(17.1)
Total	**(224.1)**	**(75.5)**	**51.2**	**(17.2)**	**358.0**

Source: AGL

The writedown in fixed assets in 2005 relates to a writedown in AGL's Victorian electricity network of $231.1 million following a review of recent prices paid for Victorian distribution assets and the tightening regulatory environment.

After a period of steady growth in earnings, AGL experienced a decline in earnings per share before significant items in 2001. Since that time earnings per share (before significant items) has grown at an average of 7.5% per annum while dividends per share (excluding special dividends) has grown at 4.9% per annum. In recent years, AGL's payout ratio has been approximately 75% and, as a consequence of an increasing proportion of income from Australian sources, the annual level of dividend franking increased to 100% for the final dividend relating to the 2005 financial year. Interest cover has strengthened since 2002 as a result of the generation of significant operating cash and the realisation of assets, primarily associated with NGC.

Under the Australian tax consolidation system, AGL and its wholly owned Australian resident entities have elected to be taxed as a single entity from 1 July 2003. At 30 June 2005, AGL had no carried forward income tax losses and no material carried forward capital losses. After allowing for the proposed final dividend for the year ended 30 June 2005, AGL has $11.5 million in accumulated franking credits.

3.5 Financial Position

The financial position of AGL as at 30 June 2005 is summarised below:

AGL - Financial Position ($ millions)[8]	As at 30 June 2005
Debtors (net) and prepayments	438.5
Amounts owing by associates and joint ventures (net)	29.4
Unbilled revenue	406.5
Inventories	14.0
Creditors and provisions	(483.0)
Unearned revenue	(8.9)
Net working capital	**396.5**
Property, plant and equipment (net)	2,117.6
Equity accounted investments in associates and joint venture entities	607.5
Licences (net)	1,424.0
Goodwill (net)	55.2
Deferred expenditure	138.1
Amounts owing by equity accounted associates and joint venture entities (net)	123.3
Deferred tax liabilities (net)	(251.8)
Tax provision	(85.9)
Provisions	(46.0)
Other assets (net)	38.2
Total funds employed	**4,516.7**
Cash	394.2
Interest bearing liabilities	(1,643.3)
Net borrowings	**(1,249.1)**
Net assets attributable to AGL shareholders	**3,267.6**
Statistics	
Shares on issue at year end (million)	*456.6*
Net assets per share	*$7.16*
NTA[9] per share	*$3.92*
Gearing (net borrowings/shareholders' funds plus net borrowings)	*27.7%*

Source: AGL

The following should be noted in relation to AGL's financial position:

- equity accounted investments in associates and joint venture entities include ActewAGL (50% interest), APT (30% interest), Loy Yang Power (32.5%) and Elgas (50%). In addition, AGL has issued $103 million of loan notes to Loy Yang Power which is reflected in amounts owing by equity accounted associates and joint venture entities (net);
- other assets (net) include surplus properties held for resale, employee share plan loans receivable, sundry gas and electricity assets, other non-current debtors and non-current unearned revenue; and
- gearing has declined during 2005 primarily as a consequence of the sale of NGC.

At 30 June 2005, AGL had interest bearing liabilities comprising bank, money market and other borrowings ($60.1 million), promissory notes ($175.0 million), medium term notes ($600.0 million), senior notes ($796.2 million), lease liabilities ($1.9 million) and customer deposits and interest ($10.1 million).

8 Prepared in accordance with AGAAP. Adoption of AIFRS is not expected to have a material impact on net assets.

9 NTA is net tangible assets, which is calculated as net assets less licences and goodwill.

On 30 November 2005, AGL completed the debt funded $1.425 billion acquisition of Southern Hydro. This acquisition was funded by a bridging facility which is expected to be syndicated in early 2006. On a pro forma basis AGL's gearing increased from 27.7% to 45.0% following the acquisition of Southern Hydro.

Following completion of the acquisition of Southern Hydro, ratings agencies Standard & Poor's (formal), Moody's Investor Service (formal) and Fitch Ratings (informal) downgraded AGL's credit rating albeit to a level whereby AGL retains an investment grade rating. Standard & Poor's lowered its rating from A/A-1 to BBB/A-2, Moody's Investor Service lowered its rating from A2 to A3 and Fitch Ratings lowered its rating from A/F1 to BBB+/F2. Following the announcement of the finalisation of AGL's acquisition of a 10% interest in the PNG Upstream Gas Project in January 2006, Moody's Investor Service lowered its rating further to Baa1. The three agencies have AGL on credit watch pending completion of the proposed demerger.

AGL enters into interest rate and exchange rate hedges to manage its exposures under its finance facilities. In addition, AGL manages its exposure to wholesale market electricity and LPG prices through the use of various types of hedging contracts.

AGL's operations have been funded over time by profits from operations, the proceeds from share issues and borrowings:

AGL – Cash Flow ($ millions)

	Year ended 30 June 2005				
	2001 actual	2002 actual	2003 actual	2004 actual	2005 actual
EBITDA	**660.2**	**685.8**	**850.9**	**852.4**	**781.7**
Changes in working capital and other adjustments	(649.6)	(219.1)	(286.1)	(199.0)	374.1
Capital expenditure (net)	(358.2)	(166.5)	(209.9)	(206.2)	(150.1)
Operating cash flow	(347.6)	300.2	354.9	447.2	1,005.7
Tax paid	(45.1)	(42.6)	(72.7)	(118.2)	(147.0)
Net interest paid	(164.8)	(166.4)	(160.2)	(123.4)	(91.1)
Dividends paid	(272.5)	(198.4)	(250.1)	(289.5)	(448.6)
Dividends received	28.6	72.5	66.8	74.8	92.7
Investments (net)	(385.0)	(44.9)	707.5	(205.9)	739.6
Proceeds from share issues	268.5	191.4	634.5	58.9	-
Share buy back (NGC)	-	-	-	(155.8)	-
Capital return	-	-	-	-	(228.7)
Net cash generated (used)	(561.5)	84.2	506.4	(181.1)	922.6
Net borrowings – opening	*(2,019.7)*	*(2,581.2)*	*(2,497.0)*	*(1,990.6)*	*(2,171.7)*
Net borrowings – closing	*(2,581.2)*	*(2,497.0)*	*(1,990.6)*	*(2,171.7)*	*(1,249.1)*

Source: AGL

Dividends paid in 2001 and 2005 include special dividends of 23 cents per share (unfranked) and 30 cents per share (90% franked) respectively. In February 2005, AGL announced a capital management program comprising the special dividend 24 March 2005, a capital return of 50 cents per share paid on 29 April 2005 and a $150 million on-market share buy-back commenced in September 2005. The share buyback was cancelled on announcement of the proposed demerger. The share buyback in 2004 relates to a buyback by NGC.

3.6 Capital Structure and Ownership

AGL has 455,910,464 ordinary shares on issue. At 31 December 2005 there were 116,453 registered shareholders with the top twenty shareholders accounting for approximately 41.06% of the ordinary shares on issue:

AGL – Major Shareholders as at 31 December 2005	Number of Shares	Percentage
National Nominees Limited	45,952,452	10.08
JP Morgan Nominees Australia Limited	45,012,815	9.87
Westpac Custodian Nominees Limited	35,923,102	7.88
ANZ Nominees Limited	12,963,469	2.84
Citicorp Nominees Pty Limited	10,503,583	2.30
Cogent Nominees Pty Limited	4,568,336	1.00
Queensland Investment Corporation	4,497,002	0.99
AMP Life Limited	4,291,732	0.94
Australian Foundation Investment Company Limited	4,216,991	0.92
RBC Global Services Australia Nominees Pty Ltd	2,920,897	0.64
RBC Global Services Australia Nominees Pty Limited	2,723,472	0.60
HSBC Custody Nominees (Australia) Ltd	2,577,920	0.57
Argo Investments Limited	2,091,664	0.46
UBS Warburg Private Clients Nominees Pty Ltd	1,746,610	0.38
Labrador Pty Limited	1,263,150	0.28
Victorian Workcover Authority	1,244,523	0.27
Questor Financial Services Limited	1,237,000	0.27
UBS Nominees Pty Ltd	1,196,735	0.26
Cogent Nominees Pty Limited	1,150,131	0.25
Suncorp Custodian Services Pty Limited	1,119,266	0.25
Subtotal - Top 20 shareholders	**187,200,850**	**41.06**
Other shareholders (116,433 shareholders)	268,709,614	58.94
Total	**455,910,464**	**100.00**

Source: AGL

The top twenty shareholders are principally institutional nominee companies and AGL holds one substantial shareholder notice from Barclays Global Investors Australia Limited in its capacity as fund manager (5.02%). AGL has a significant retail investor base with over 65% of registered shareholders being individuals although this represents less than 30% of shares on issue. Further, the share register of AGL predominantly comprises Australian and New Zealand based investors (over 98% of registered shareholders and over 98% of shares on issue). Included in shares on issue are 2,336,133 shares registered under three AGL employee share ownership plans.

3.7 Share Price History

A summary of the price and trading history of AGL since 1 January 2000 is set out below:

AGL - Share Price History	Share Price ($)			Average Weekly Volume	Average Weekly
	High	Low	Close	(000's)	Transactions
Year ended 31 December					
2000	12.56	7.36	12.28	3,966	1,462
2001	12.45	7.58	8.77	7,129	2,653
2002	10.29	8.64	10.17	5,928	1,965
2003	11.23	9.94	10.84	6,779	2,267
2004	13.32	10.41	13.22	5,118	2,005
Quarter ended					
31 March 2005	14.02	12.98	13.70	5,941	2,757
30 June 2005	14.65	13.36	14.23	6,635	3,008
30 September 2005	15.07	13.82	14.82	5,998	3,143
Month ended					
31 October 2005	15.34	14.03	15.14	6,625	2,958
30 November 2005	16.49	14.73	16.30	6,385	3,210
31 December 2005	17.51	16.03	17.19	7,062	2,852
31 January 2006	18.60	16.80	18.00	5,366	3,391

Source: IRESS
Note: share prices adjusted for 50 cent capital return paid on 29 April 2005

The following graph illustrates the movement in the AGL share price and trading volumes since January 2000:


AGL - Share Price and Trading Volume
(January 2000 - 31 January 2006)
$20.00
$18.00
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
Share Price ($)
12,000
10,000
8,000
6,000
4,000
2,000
0
Daily Volume (000s)
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06

Source: IRESS
Note: Share prices adjusted for 50 cent capital return paid on 29 April 2005.

During the 1990's the level of sharemarket interest in AGL grew significantly as the business was transformed. In the three years to January 2000, AGL shares traded broadly in the range $8.00-12.00 before hitting a low of $7.36 (adjusted) in March 2000. The share price recovered to around $10.00-12.00 but, following a period of market speculation concerning the possibility of AGL spinning off its gas and electricity assets and the announcement of the NGC profit downgrade, the AGL share price declined to $7.57 (adjusted) in June 2001.

Since June 2001 AGL's share price has steadily increased. From the beginning of 2005 to the announcement of the proposed demerger, AGL traded broadly in the range of $13.00-14.50 (at a weighted average price of $14.01) and closed at $14.50 on 28 October 2005 (the last trading day prior to announcement of the proposed demerger). Since the announcement on 31 October 2005, the AGL share price has traded in the range $14.61-18.60 (at a volume weighted average price of $16.25).

AGL is a reasonably liquid stock with no restrictions on free float. Average weekly volume over the 12 months prior to announcement of the proposed demerger represent approximately 1.4% of shares on issue or annual turnover of around 72.5% of total issued capital.

AGL is a major Australian listed company with a market capitalisation prior to announcement of the proposed demerger of $6.6 billion. It is a top 50 company and a member of all major indices. Since April 2000, AGL has (except for a period following announcement of the NGC profit downgrade) outperformed the S&P/ASX 200 Industrial Index. Understandably, given it represents approximately 55% of the S&P/ASX 200 Utilities Index, AGL has generally performed in line with that index during the period:


AGL vs S&P/ASX 200 Industrial Index vs
S&P/ASX 200 Utilities Index
(April 2000 - 31 January 2006)
240
220
200
180
160
140
120
100
80
60
Apr-00
Jan-01
Oct-01
Jul-02
Apr-03
Jan-04
Oct-04
Jul-05
AGL
S&P/ASX 200 Industrial
S&P/ASX 200 Utilities

Source: IRESS

However, since June 2005 until announcement of the proposed demerger on 31 October 2005, AGL generally underperformed the S&P/ASX 200 Utilities Index. Since announcement it has outperformed both indices:


AGL vs S&P/ASX 200 Industrial Index vs
S&P/ASX 200 Utilities Index
(30 June 2005 - 31 January 2006)
130
125
120
115
110
105
100
95
90
Demerger
Announcement
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
AGL
S&P/ASX 200 Industrial
S&P/ASX 200 Utilities

Source: IRESS

4 Background on Demergers

4.1 Rationale

A "demerger" or "spin-off" is generally defined as a pro-rata transfer of shares in a wholly owned subsidiary to shareholders. The broad principle underlying demergers is that share markets generally do not reward corporate diversification unless there are substantial synergies available to a corporate holder of a diversified portfolio of assets or some other strategic rationale. Investors can achieve diversification themselves and it is generally accepted that investors prefer the investment flexibility resulting from the separation of assets into separate companies that have relatively focussed businesses. Consequently, demergers have typically been undertaken to create investment opportunities with a single geographic focus, a single industry focus or a single commodity focus.

A pure demerger involves the transfer to existing shareholders of 100% of the shares in the subsidiary and there is no dilution of equity or transfer of ownership from the current shareholders. There are a number of variants that are also loosely referred to as demergers including:

- a majority demerger, where the parent distributes the bulk of the subsidiary's shares to existing shareholders and either retains the remaining shares for a period or sells them immediately through an initial public offering ("IPO") or other sale process;
- an equity carve-out, where the parent company sells a portion of a subsidiary's shares though an IPO. The carved-out subsidiary has its own board, management and financial statements while the parent company provides strategic direction and central resources; and
- a divestiture IPO, where 100% of the shares in the subsidiary are sold to the public.

The use of demergers as a method of divesting a subsidiary has become a common feature of equity markets in recent years. Recent examples of demergers in Australia include:

Selected Demergers in Australia

Date	Parent	Business/ Market focus	Demerged entity	Business/ Market focus	% demerged
Jun 1998	Coca-Cola Amatil Limited	Beverages/Asia Pacific	Coca Cola Beverages plc	Beverages/Europe	100.0%
Oct 1998	Delta Gold Limited	Gold	Zimbabwe Platinum Mines Limited	Platinum	49.0%
Feb 2000	Origin Energy Limited	Energy	Boral Limited	Building Materials	100.0%
Apr 2000	Amcor Limited	Packaging	PaperlinX Limited	Paper	82.0%
Oct 2000	The Broken Hill Proprietary Company Limited	Resources	OneSteel Limited	Steel	100.0%
Jul 2002	BHP Billiton Limited	Resources	BHP Steel Limited	Steel	94.0%
Dec 2002	WMC Limited (renamed Alumina Limited)	Alumina	WMC Resources Limited	Resources	100.0%
Mar 2003	CSR Limited	Building materials, aluminium, sugar	Rinker Group Limited	Heavy building materials	100.0%
Oct 2003	AMP Limited	Life insurance, wealth management/Australia, New Zealand	HHG plc	Life insurance, wealth management/United Kingdom, Europe	85.0%
Nov 2005	Mayne Group Limited (renamed Symbion Health Limited)	Healthcare	Mayne Pharma Limited	Pharmaceuticals	100.0%

Source: IRESS

In addition, there has been a number of divestiture IPOs in Australia:

Selected Divestiture IPOs in Australia

Date	Parent	Business/Market focus	Demerged entity	Business/ Market focus	% demerged
Oct 1997	Lang Corporation Limited	Transport logistics, investment	TDG Logistics Limited	Logistics	80.0%
Oct 1997	Boral Limited	Building materials, energy	Envestra Limited	Gas pipelines	80.0%
Nov 1998	Mayne Nickless Limited	Logistics, healthcare	Cable & Wireless Optus Limited	Telecommunications	47.5%
Jun 1999	PBL Limited	Media and entertainment	ecorp Limited	Internet	20.0%
Jun 2000	AGL	Energy	Australian Pipeline Trust	Gas pipelines	70.0%
Mar 2001	Village Roadshow Limited	Media and entertainment	Austereo Limited	Radio	55.0%
Aug 2001	Futuris Corporation Limited	Rural and automotive systems	Australian Agricultural Company Limited	Agriculture	60.0%
Oct 2003	Foster's Group Limited	Alcoholic beverages	Australian Leisure & Hospitality Group Limited	Hotels, liquor and gaming, property	100.0%
Oct 2005	Alinta Limited	Gas utilities	Alinta Infrastructure Holdings Limited	Gas pipelines and power stations	80.0%
Dec 2005	Burns, Philp & Company Limited	Food manufacture	Goodman Fielder Limited	Basic foods	80.0%

Source: IRESS

The benefits typically cited for demergers largely reflect the focus of the demerged entity. However, there are a number of disadvantages and potential risks associated with demergers:

Benefits and Disadvantages/Risks of Demergers

Benefits	Disadvantages/Risks
▪ transparency	▪ loss of synergies
▪ investor attraction and interest	▪ transaction costs
▪ enhanced flexibility to shareholders	▪ duplication of corporate costs
▪ clarity in capital allocation	▪ increased financing costs
▪ flexibility in raising capital	▪ loss of diversification
▪ better targeted incentives and management focus	▪ reduced liquidity and rating in key indices
▪ independence and strategic flexibility to undertake growth initiatives	

4.2 Market Evidence

There is little hard evidence as to whether or not demergers have actually been successful in enhancing shareholder value, largely because it is not possible to reliably measure what the share prices would have been had the demergers not occurred. Some of the evidence and views which have emerged are summarised below:

- several studies[10] have found that there was a positive impact on the share price (of around 3-6%) at the time of the announcement. A similar rise occurred where there was a targeted share or equity carve-out. One study has shown that, in some circumstances, there is no decline even if the demerger is ultimately withdrawn[11];

[10] See for example: P.L. Anslinger, S.J. Klepper and S. Subramaniam, "Breaking up is good to do", The McKinsey Quarterly, 1999 Number 1; Thomas Kirchmaier, "The Performance Effects of European Demergers", Centre for Economic Performance, London School of Economics and Political Science, May 2003; UBS Investment Research, "Q-Series: Spin-offs and demergers", UBS Limited, 14 April 2005.

[11] K. Alli, G. Ramirez and K. Yung, "Withdrawn Spin-offs: An Empirical Analysis", The Journal of Financial Research, Winter 2001.

- several studies[12] have also found significantly positive abnormal returns over an extended period (of up to three years) following the demerger for the demerged company, the parent and the demerged company/parent combination. Although, one study[13] found that long term value creation only exists for the demerged subsidiary not the parent;
- some of the reasons found to be associated with positive abnormal returns have included:
  - corporate restructuring activity[14]. Both the demerged subsidiary and the parent experience an unusually high incidence of takeovers in comparison to their control group comparable companies. The abnormal performance is limited to companies involved in takeover activity. The findings suggest that demergers provide a low-cost method of transferring control of corporate assets to bidders who are able to create greater value;
  - mitigation of information asymmetry[15]. The hypothesis was that value would be enhanced if the demerged subsidiary is able to convey more information about its operating efficiency and future prospects when it is a separate entity than when it is part of a combined unit. The findings were that firms that engage in demergers have higher levels of information asymmetry compared to their industry and size matched counterparts and the information problems decrease significantly after the demerger as analyst scrutiny increases. The relationship is more pronounced for those companies that demerge related subsidiaries;
  - increased focus[16] translating into better share market and operating performance. The abnormal returns for focus-increasing demergers are significantly larger than the corresponding abnormal returns for the non-focus-increasing demergers. A focus-increasing demerger reduces the diversity of assets under management and thereby increases the efficiency of management. However, an analysis of non-focus increasing demergers showed that companies are likely to undertake these demergers to separate underperforming subsidiaries from their parents with efficiency not being a major motivating factor. Indeed, positive returns after the demerger have been found to be due to pre-announcement sharemarket weakness;
  - improved financing decisions[17]. Conglomerates tend to divide resources evenly between divisions thus investing too little in strong industries and too much in weaker industries. The study showed that capital expenditure showed greater sensitivity to changes in growth opportunities after a division became independent; and
- one analyst report[18] found that following a demerger, where the resulting entities are relatively similar in size, both entities generally underperform the market for a period of approximately six months. In the long term however, both stocks tend to outperform the market (implying that the market awaits a reporting period before committing to the new entities). In comparison, where the subsidiary is much smaller than the parent, the demerged entity is typically a strong outperformer while the parent moves with the market.

While an admittedly imperfect basis of analysis and somewhat crude (given the wide range of factors that influence share prices), studies of the relative performance of some of the Australian

---

12 See for example: J. Wyatt, "Why Spinoffs Work for Investors", Fortune, October 16 1995, p72; P.J. Cusatis, J.A. Miles and J.R. Woolridge, "Restructuring Through Spin-outs, The Stock Market Evidence", Journal of Financial Economics, Volume 33 No. 3, June 1993, T.A. John, "Optimality of Spin-outs and Allocation of Debt" Journal of Financial and Quantitative Analysis, 1993.

13 Thomas Kirchmaier, "The Performance Effects of European Demergers", Centre for Economic Performance, London School of Economics and Political Science, May 2003.

14 P.J. Cusatis, J.A. Miles and J.R. Woolridge, "Restructuring Through Spin-outs, The Stock Market Evidence", Journal of Financial Economics, Volume 33 No. 3, June 1993.

15 S. Krishnaswami and V Subramaniam, "Information asymmetry, valuation and the corporate spin-out decision" Journal of Financial Economics, Volume 53, No. 1, July 1999.

16 See for example: H. Desai and P.C. Jain, "Firm performance and focus: long-run stock market performance following spin-outs", Journal of Financial Economics, Volume 54, No. 1, October 1999 and L. Daley, V. Mehrotra and R. Sivarenmar, "Corporate Focus and Value Creation: Evidence from Spinoffs", Journal of Financial Economics, Volume 45, 1997.

17 R.Gertner, E. Powers and D. Scharfstein, "Learning About Internal Capital Markets From Corporate Spinoffs", November 2000.

18 Macquarie Research Equities, "Australian Gas Light: Acquisitions, demergers and au revoirs", 1 November 2005.

companies that undertook demergers would support this thesis, particularly looking at performance one to two years after the demerger. The following graph summarises the relative share price performance, in percentage terms, of the hypothetical combined share market value of the parent company and the demerged entity three months, one year and two years after the date the demerged entity was listed on the ASX:


Returns of Demerged Entities vs All Ordinaries Index
(Measured from Date of Listing post Demerger)
AMP/HHG
CSR/Rinker Group
WMC/Alumina
BHP Billiton/BHP Steel
BHP/OneSteel
Amcor/PaperlinX
Boral/Origin Energy
Delta Gold/Zimbabwe Platinum Mines
Coca-Cola Amatil/Coca-Cola Beverages
-85% -75% -65% -55% -45% -35% -25% -15% -5% 5% 15% 25% 35% 45% 55% 65%
Time after listing:
Three months
One year
Two years

Source: IRESS

Note: (1) Mayne Group/Mayne Pharma commenced trading separately on 21 November 2005. Therefore, there is insufficient data to include the transaction in the above analysis. However, Mayne Group's strong share price performance following the announcement of a demerger review on 4 May 2005 was market endorsement of the benefits expected from the demerger.

The above analysis indicates that there has been mixed combined performance of demerged entities immediately following a demerger, with evidence of both outperformance and underperformance to the general market. However, the evidence suggests that more recently demerged entities have outperformed the market within two years of listing. Evidence of significant underperformance can be explained by industry or operational features of either or both entities (e.g. Delta Gold/ Zimbabwe Platinum Mines were affected by the political unrest and economic uncertainty in Zimbabwe and decline in the gold price and Coca-Cola Amatil/Coca-Cola Beverages were impacted by the poor performance of Coca Cola Amatil's Philippines business, which accounted for almost half of total earnings). Further, it should be noted that four of the above demerged entities, Coca-Cola Beverages, Delta Gold, Zimbabwe Platinum Mines and WMC Resources, were subject to corporate activity within three years of their respective demerger transactions.

On the other hand, some studies have found that demergers may negatively impact value and that conglomerates have outperformed the market over some periods[19]. Conglomerate structures do have benefits including financial size and strength, better liquidity and higher index rating, lower earnings volatility and risk (if business units are not correlated in terms of economic cyclicality), greater depth of management and lower cost of capital (depending on other factors).

While the balance of evidence does favour demergers as adding value, the alternate views underline the fact that there is no universal structure for businesses. There are successful and unsuccessful conglomerates. While some demergers create substantial value, others do not. In the end, the success of demergers depends on the specific circumstances of each case.

[19] Boston Consulting Group, "Conglomerates Reports", 2002. However, this study was based on share price performance up to 2000 and several of the conglomerates in the sample (eg. Marconi, Vivendi Universal, Tyco) would now show a very different picture.

5 Impact of the Proposed Demerger

5.1 Impact on Capital Structure and Ownership

The capital structure and ownership of AGL prior to the proposed demerger is shown below:


AGL Structure
Before the Proposed Demerger
Existing AGL Shareholders
100%
AGL
Generation
Infrastructure
Retail
Services
Corporate
Electricity
Gas Fired Power Stations
Loy Yang Power (32.5%)
Renewable Power Generation
Wholesale Contract Portfolio
VIC Distribution Network
ActewAGL (50%) (Distribution)
NSW, VIC, SA, QLD
ActewAGL (50%) (Retail)
Agility
Gas
HC Extractions
Sydney Gas JV (50%)
PNG Upstream Gas Project (10%)
Wholesale Contract Portfolio
NSW Distribution Network
ActewAGL (50%) (Distribution)
GasValpo (Chile)
Australian Pipeline Trust (30%)
PNG Australian Gas Pipeline (50%)
NSW, VIC, SA
ActewAGL (50%) (Retail)
Elgas (50%)
Agility
Water
Agility

The effect of the proposed demerger on the capital structure and ownership is shown below:


AGL Structure
After the Proposed Demerger
Existing AGL Shareholders
100%
AGL Energy
100%
AGL Infrastructure
Generation
Retail
Corporate
Infrastructure
Services
Corporate
Electricity
Gas Fired Power Stations
Loy Yang Power (32.5%)
Renewable Power Generation
Wholesale Contract Portfolio
NSW, VIC, SA, QLD
ActewAGL (50%) (Retail)
VIC Distribution Network
ActewAGL (50%) (Distribution)
Contracted Generation (Wattle Point/Cawse)
Agility
Gas
HC Extractions
Sydney Gas JV (50%)
PNG Upstream Gas Project (10%)
Wholesale Contract Portfolio
NSW, VIC, SA, QLD
ActewAGL (50%) (Retail)
Elgas (50%)
NSW Distribution Network
ActewAGL (50%) (Distribution)
GasValpo (Chile)
Australian Pipeline Trust (30%)
PNG Australian Gas Pipeline (50%)
Agility
Water
Agility

Upon demerger both companies will have 455,910,464 ordinary shares on issue. The relative ownership interest held by each AGL shareholder (other than ineligible overseas shareholders) in AGL Energy and AGL Infrastructure will be equal to their ownership interest in AGL immediately prior to implementation of the proposed demerger.

Apart from some transitional arrangements in relation to matters such as information technology, payroll and human resources and some pre-existing commercial arrangements, the demerged companies will be arm's length parties and deal with each other on full commercial terms.

5.2 AGL Energy

5.2.1 Operations and Strategy

AGL Energy will be a large listed Australian energy company with operations predominantly in eastern Australia encompassing:

- energy generation and production assets; and
- the marketing and retailing of energy.

AGL Energy will continue to pursue its full service energy model to further grow its position in the competitive retail and merchant sectors of the energy market. It will be Australia's largest energy retailer with more than 2.8 million energy customer accounts (of which more than one million are dual fuel accounts). It will own and operate under the "AGL" brand.

Supported by a portfolio of generation assets, upstream gas investments and wholesale electricity and gas supply contacts, AGL Energy will seek to expand its retail and wholesale activities while controlling key business risks such as the security of gas supply and wholesale gas and electricity prices. In particular, it will pursue expansion of its retail base in Queensland when full retail contestability is introduced, anticipated to be in July 2007. It will also continue to pursue improvements in its systems and processes in order to improve customer service and profitability. Immediately following demerger, AGL Energy will have approximately 1,700 employees.

AGL Energy's operations and strategy will essentially be unchanged by the demerger. It will remain predominantly an energy wholesaling and retailing business. However, it will need to establish standalone corporate infrastructure and manage its capital structure independently.

5.2.2 Earnings and Dividends

The historical pro forma financial performance of AGL Energy for the three years ended 30 June 2005 is summarised below:

AGL Energy – Pro Forma Financial Performance ($ millions)				
	Year ended 30 June			
	2003 AGAAP	2004 AGAAP	2005 AGAAP	2005 AIFRS
Revenue	**3,132.0**	**3,481.0**	**3,557.9**	**3,557.4**
EBITDA	**259.7**	**293.7**	**303.4**	**307.5**
Depreciation and amortisation	(63.8)	(80.7)	(84.0)	(48.3)
EBIT	**195.9**	**213.0**	**219.4**	**259.2**
Equity accounted share of profits of associates and joint venture entities	20.8	32.0	29.1	29.1
Operating profit before interest and tax	**216.7**	**245.0**	**248.5**	**288.3**
Statistics				
Revenue growth	*na*[20]	*11.1%*	*2.2%*	
EBITDA growth	*na*	*13.1%*	*5.2%*	
EBIT growth	*na*	*8.7%*	*5.6%*	
EBITDA margin	*8.3%*	*8.4%*	*8.5%*	*8.6%*
EBIT margin	*6.3%*	*6.1%*	*6.2%*	*7.3%*

Source: Demerger Booklet and Grant Samuel analysis

The pro forma financial information for AGL Energy has been prepared on the following basis:

- prepared under AGAAP with the 2005 result reconciled to an AIFRS position;
- prepared only to operating profit before interest and tax level as the future funding structure of AGL Energy will differ to prior years;
- excludes any allowance for the acquisition of Southern Hydro and the 10% interest in the PNG Upstream Gas Project (although the pro forma balance sheet set out in Section 5.2.3 of this report does take this into account);
- excludes discontinued operations, non-recurring items and significant items;
- allowance for $10.5 million per annum in incremental corporate costs necessary for AGL Energy to operate as a separately ASX listed company; and
- excludes any allowance for demerger transaction costs which will be incurred by AGL Infrastructure.

Detailed pro forma financial information for AGL Energy is set out in Section 5 of the Demerger Booklet. The pro forma financial information has been prepared by AGL and reviewed by Deloitte Touche Tohmatsu ("Deloitte"). Deloitte's Investigating Accountant's Report is set out as Attachment A to the Demerger Booklet.

The pro forma balance sheet presented is of limited use in assessing AGL Energy as it excludes the recent acquisition of Southern Hydro and the 10% interest in the PNG Upstream Gas Project.

On demerger, AGL Energy will have no franking credit balance and no carried forward income tax or capital losses. As almost all of AGL Energy's taxable income will be generated in Australia, it is expected to be able to pay fully franked dividends.

The level of future dividend payments is a matter for the board of AGL Energy depending on financial and other circumstances at the time. AGL anticipates that AGL Energy will distribute approximately 60% of net profit after tax as franked dividends to shareholders. Dividends are anticipated to be paid twice yearly (March and September) with AGL Energy's first dividend payable in September 2006.

20 na = not available.

AGL has provided the sharemarket with earnings outlook comments for AGL in its current form for the 2006 and 2007 financial years but has not provided specific financial forecast information for AGL Energy. AGL has provided details of anticipated dividend payment ranges by AGL Energy for the financial years ending 2006 and 2007 as follows:

AGL Energy – Dividend Outlook				
	Year ending 30 June			
	2006		2007	
Payment (Month)	Dividend Per Share	*Franking*	Dividend Per Share	*Franking*
Interim (March)	-	-	na	*100%*
Final (September)	17.5–19.5¢	*100%*	na	*100%*
Total	**17.5–19.5¢**	***100%***	**40.0–43.0¢**	***100%***

Source: Demerger Booklet

5.2.3 Financial Position

The pro forma balance sheet of AGL Energy as at 30 June 2005 (under AIFRS) is summarised below:

AGL Energy – Pro Forma Financial Position ($ millions)	Pro Forma as at 30 June 2005 AIFRS
Debtors (net), prepayments and other assets	438.9
Amounts owing by associates and joint ventures (net)	14.8
Unbilled revenue	399.5
Inventories	9.8
Creditors, provisions and other liabilities	(478.4)
Unearned revenue	(7.8)
Net working capital	**376.8**
Property, plant and equipment (net)	869.2
Equity accounted investments in associates and joint venture entities	193.7
Oil and gas interests	543.0
Goodwill	2,020.7
Amounts owing by equity accounted associates and joint venture entities (net)	113.3
Deferred tax liabilities (net)	(140.9)
Tax provision	(40.0)
Provisions	(19.6)
Other assets (net)	(8.8)
Total funds employed	**3,907.4**
Cash	19.9
Interest bearing liabilities (incl. customer deposits)	(316.0)
Net borrowings	**(296.1)**
Net assets attributable to AGL Energy shareholders	**3,611.3**
Statistics	
Shares on issue (million)	*455.9*
Net assets per share	*$7.92*
NTA per share	*$3.49*
Gearing (net borrowings/shareholders' funds plus net borrowings)	*7.6%*

Source: Demerger Booklet and Grant Samuel analysis

The pro forma balance sheet of AGL Energy has been prepared on the basis that the demerger and the acquisition of Southern Hydro and the 10% interest in the PNG Upstream Gas Project had occurred on 30 June 2005. Specifically, it:

- reflects the acquisition of certain businesses from AGL at book value;
- reflects the subscription for new share capital in AGL Energy;

- excludes any allowance for transaction costs which will be incurred by AGL Infrastructure; and
- does not reflect the effect of AASB139 (Financial Instruments).

A detailed pro forma balance sheet (including a description of the assumptions and adjustments made) is set out in Section 5 of the Demerger Booklet. The pro forma balance sheet has been prepared by AGL and reviewed by Deloitte. Deloitte's Investigating Accountant's Report is set out as Attachment A to the Demerger Booklet.

The pro forma balance sheet shows AGL Energy has net external borrowings of approximately $280.1 million (drawn from borrowing facilities expected to be in place by the date of demerger). In addition, AGL Energy has interest bearing liabilities relating to customer deposits and finance leases totalling $16.0 million (giving total net interest bearing liabilities of $296.1 million). AGL Energy is currently not rated separately from AGL. Standard & Poor's was engaged to undertake an indicative rating evaluation and has indicated that (based on the pro forma balance sheet) AGL Energy is likely to be assigned a long term corporate credit rating of BBB+ Stable (above AGL's current rating) and would therefore remain "investment grade" enabling it to access public debt markets and trade in the wholesale energy market, particularly with government entity counterparties.

5.2.4 Directors and Management

AGL Energy's board will comprise executive director Paul Anthony (Managing Director and Chief Executive Officer) and five current non-executive directors of AGL (Mark Johnson (Chairman), Charles Allen, David Craig, Carolyn Hewson and Max Ould). One or more new directors may be added to the board following implementation of the demerger.

A new senior management organisation is to be put in place to manage AGL Energy. Paul Anthony will be the chief executive officer and Paul Flynn (an audit partner at Ernst & Young) will be the interim chief financial officer until such time as a permanent appointment is made. The remaining senior management team of AGL's retail and merchant business is to remain in place. Further details of this senior management team are set out in Section 4.3 of the Demerger Booklet.

5.2.5 Derivative Portfolio

The nature of the activities undertaken by the energy business necessitates the management of wholesale electricity and LPG price risk through a substantial hedging portfolio. AGL Energy will continue to operate in accordance with existing board approved hedging guidelines. Details of the derivative portfolio and the approach to hedging are set out in detail in Section 5.5 of the Demerger Booklet.

It should be noted that the pro forma balance sheet of AGL Energy presented in Section 5.2.3 of this report does not reflect the application of AASB139 (Financial Instruments). When this standard is adopted fair value movements of these derivatives portfolios are expected to be accounted for through the balance sheet and not through the income statement. At 30 June 2005 the fair value of energy derivatives on a AIFRS basis was a negative $227.8 million which would have been recognised on a gross asset and liability basis with the balance (net of tax) debited to equity. In addition, there would also have been a one off transitional adjustment of $32.6 million to write off balances associated with cap products.

Where necessary AGL Energy will also use derivative financial instruments to manage any exposure to interest rate and foreign exchange risk in accordance with existing board approved guidelines. Furthermore, following the acquisition of the 10% interest in the PNG Upstream Gas Project, AGL will need to manage the exposure to fluctuations in oil prices and the AUD:USD exchange rate. Further detail is provided in the Demerger Booklet.

5.3 AGL Infrastructure

5.3.1 Operations and Strategy

AGL Infrastructure will be a large listed Australian energy infrastructure company with operations throughout Australia encompassing:

- ownership and development of energy distribution and transmission assets;
- contracted generation assets; and
- energy infrastructure management and services.

AGL Infrastructure will be an owner and operator of two regulated energy distribution networks, the owner of an asset management and services company (Agility) with a growing third party customer portfolio and an owner of a portfolio of investments in regulated or contracted infrastructure assets. It will be internally managed and have no major or cornerstone shareholder.

AGL Infrastructure will continue to pursue its business strategy of managing its assets efficiently with the objective to generate stable cash flows. It plans to use its financial position to grow its asset base through both brownfields/greenfields development (e.g. the PNG Australian Gas Pipeline) or acquisition. AGL Infrastructure will initially have the right to use (at nominal cost) the "AGL" brand name owned by AGL Energy. This right will expire in December 2007 at which time the company will need to adopt a new name. Immediately following the demerger, AGL Infrastructure will have approximately 1,750 employees.

AGL Infrastructure's operations and strategy will essentially be unchanged by the demerger. However, it will need to manage its corporate structure independent of the larger AGL group.

5.3.2 Earnings and Dividends

The historical pro forma financial performance of AGL Infrastructure for the three years ended 30 June 2005 is summarised below:

AGL Infrastructure – Pro Forma Financial Performance ($ millions)

	Year ended 30 June			
	2003 AGAAP	2004 AGAAP	2005 AGAAP	2005 AIFRS
Revenue	**692.6**	**728.3**	**772.4**	**771.0**
EBITDA	**350.4**	**369.0**	**387.8**	**388.0**
Depreciation and amortisation	(78.4)	(84.4)	(82.4)	(109.8)
EBIT	**272.0**	**284.6**	**305.4**	**278.2**
Equity accounted share of profits of associates and joint venture entities	52.3	52.4	56.2	51.6
Operating profit before interest and tax	**324.3**	**337.0**	**361.6**	**329.8**
Statistics				
Revenue growth	*na*	*5.2%*	*6.1%*	
EBITDA growth	*na*	*5.3%*	*5.1%*	
EBIT growth	*na*	*4.6%*	*7.3%*	
EBITDA margin	*50.6%*	*50.7%*	*50.2%*	*50.3%*
EBIT margin	*39.3%*	*39.1%*	*39.5%*	*36.1%*

Source: Demerger Booklet and Grant Samuel analysis

The pro forma financial information for AGL Infrastructure has been prepared on the following basis:

- prepared under AGAAP with the 2005 result reconciled to an AIFRS position;

- prepared only to operating profit before interest and tax level as the future funding structure of AGL Infrastructure will differ to prior years;
- excludes discontinued operations, non-recurring items and significant items; and
- excludes any allowance for demerger transaction costs of approximately $77 million ($60 million after tax) which will be incurred by AGL Infrastructure (although the pro forma balance sheet set out in Section 5.3.3 of this report takes this into account).

Detailed pro forma financial information for AGL Infrastructure is set out in Section 7 of the Demerger Booklet. The pro forma financial information has been prepared by AGL and reviewed by Deloitte. Deloitte's Investigating Accountant's Report is set out as Attachment A to the Demerger Booklet.

On demerger, AGL Infrastructure will retain AGL's carried forward capital losses and $11.5 million franking credit balance. As almost all of AGL Infrastructure's taxable income will be generated in Australia, it is expected to be able to pay fully franked dividends.

The level of future dividend payments is a matter for the board of AGL Infrastructure depending on financial and other circumstances at the time. Dividends are anticipated to be paid twice yearly (March and September) with AGL Infrastructure's first dividend being for the six months ending 30 June 2006, payable in September 2006.

AGL has provided the sharemarket with earnings outlook comments for AGL in its current form for the 2006 and 2007 financial years but has not provided specific financial forecast information for AGL Infrastructure. Rather, AGL has provided details of anticipated dividend payment ranges by AGL Infrastructure for the financial years ending 2006 and 2007 as follows:

AGL Infrastructure – Dividend Outlook

	Year ending 30 June			
	2006		2007	
Payment (Month)	**Dividend Per Share**	***Franking***	**Dividend Per Share**	***Franking***
Interim (March)	-	-	na	*100%*
Final (September)	16.0–17.0¢	*100.0%*	na	*100%*
Total	**16.0–17.0¢**	***100.0%***	**35.5–36.5¢**	***100%***

Source: Demerger Booklet

It should be noted that AGL Infrastructure is required to account for the demerger as a sale of AGL Energy based on fair value. If the fair value of AGL Energy is less than carrying value at demerger date then AGL Infrastructure will be required to book a loss in the 2006 financial year. Any significant loss would compromise AGL Infrastructure's ability to make the anticipated dividend payments.

5.3.3 Financial Position

The pro forma balance sheet of AGL Infrastructure as at 30 June 2005 (under AIFRS) is summarised below:

AGL Infrastructure – Pro Forma Financial Position ($ millions)	Pro Forma as at 30 June 2005 AIFRS
Debtors (net), prepayments and other assets	97.1
Amounts owing by associates and joint ventures (net)	14.6
Unbilled revenue	6.8
Inventories (net)	4.4
Creditors and provisions	(180.9)
Unearned revenue	(1.1)
Net working capital	**(59.1)**
Property, plant and equipment (net)	3,592.0
Properties held for resale	17.7
Equity accounted investments in associates and joint venture entities	779.9
Licences	285.8
Goodwill	47.7
Deferred expenditure	16.6
Deferred tax liabilities (net)	(684.1)
Tax provision	(29.6)
Provisions	(28.2)
Other assets (net)	20.4
Total funds employed	**3,959.1**
Cash	385.3
Interest bearing liabilities	(3,329.3)
Net borrowings	**(2,944.0)**
Net assets attributable to AGL Infrastructure shareholders	**1,015.1**
Statistics	
Shares on issue (million)	*455.9*
Net assets per share	*$2.23*
NTA per share	*$1.50*
Gearing (net borrowings/shareholders' funds plus net borrowings)	*74.4%*

Source: Demerger Booklet and Grant Samuel analysis

The pro forma balance sheet of AGL Infrastructure has been prepared on the basis that the demerger and the acquisition of Southern Hydro and the 10% interest in the PNG Upstream Gas Project had occurred on 30 June 2005. Specifically, it:

- reflects the divestment of certain businesses to AGL Energy at book value;
- includes allowance for demerger transaction costs estimated to be $77 million ($60 million after tax) which will be recognised in the income statement in the 2006 financial year;
- does not reflect the effect of AASB139 (Financial Instruments);
- has been prepared on a going concern basis (although AGL Infrastructure has a deficiency of current assets to current liabilities).

A detailed pro forma balance sheet (including a description of the assumptions and adjustments made) is set out in Section 7 of the Demerger Booklet. The pro forma balance sheet has been prepared by AGL and reviewed by Deloitte. Deloitte's Investigating Accountant's Report is set out as Attachment A to the Demerger Booklet.

AGL Infrastructure is currently not rated separately from AGL and, based on the pro forma balance sheet, will have net external borrowings of approximately $2.9 billion. Standard & Poor's was engaged to undertake an indicative rating evaluation and has indicated that (based on the pro forma balance sheet) AGL Infrastructure is likely to be assigned a long

term corporate credit rating of BBB Stable and would therefore remain "investment grade" enabling it to access public debt markets.

At the present time there is no intention to refinance AGL's existing external borrowings with the exception that the bridging facility used to finance the Southern Hydro acquisition in November 2005 is expected to be syndicated prior to the effective demerger date of 31 March 2006.

5.3.4 Directors and Management

AGL Infrastructure's board will comprise executive director Greg Hayes (Managing Director and Chief Executive Officer), three current non-executive directors of AGL (Graham Reaney (Chairman), Ron Brierley and Charles Allen) and a new non-executive director (Jeremy Maycock). One or more new directors may be added to the board following implementation of the demerger.

A new senior management organisation is to be put in place to manage AGL Infrastructure. Greg Hayes (formerly AGL's chief financial officer) and Tiernan O'Rourke (formerly AGL's General Manager Finance – Corporate) will be the first chief executive officer and chief financial officer of AGL Infrastructure respectively. The existing operational management team of AGL's infrastructure and service business is to remain in place but new appointments are to be made for certain corporate positions (e.g. business development). Further details of this senior management team are set out in Section 6.3 of the Demerger Booklet.

5.3.5 Hedging Policies

AGL Infrastructure will use treasury derivatives to manage its exposure to interest rate and foreign exchange fluctuations. It will continue to operate in accordance with board approved hedging guidelines and manage these risks by the use of interest rate and exchange rate hedges. Details of the existing derivative portfolio and the approach to hedging are set out in detail in Section 7.5 of the Demerger Booklet.

It should be noted that the pro forma financial position of AGL Infrastructure presented in Section 5.2.3 of this report does not reflect the application of AASB139 (Financial Instruments). When this standard is adopted fair value movements for the treasury derivatives portfolios are expected to be accounted for through the balance sheet and not through the income statement. At 30 June 2005 the fair value of treasury derivatives was a positive $19.9 million which would have been recognised on a gross asset and liability basis with the balance (net of tax) debited to equity.

5.4 Impact on Key Investment Parameters

Both AGL Energy and AGL Infrastructure will be substantial companies in their own right. The table below sets out the financial parameters of the demerged companies compared to the pro forma financial parameters of AGL prior to the demerger:

Impact of Demerger on Pro Forma Financial Parameters (AIFRS basis) ($ millions)			
	Year end 30 June 2005		
	AGL pro forma	AGL Energy pro forma	AGL Infrastructure pro forma
Financial Performance			
Revenue	3,883.8	3,557.4	771.0
EBITDA[21]	706.0	307.5	388.0
EBIT[21]	547.9	259.2	278.2
Financial Position			
Total assets	10,085.9	4,725.5	5,360.4
Net borrowings	3,240.1	296.1	2,944.0
Net assets	4,626.4	3,611.3	1,015.1

Source: Demerger Booklet and Grant Samuel analysis

The pro forma financial performance for AGL on a standalone basis (set out above) has been prepared by Grant Samuel from information contained in the Demerger Booklet on the following basis:

- excludes discontinued operations and non-recurring items;
- excludes any allowance for the acquisition of Southern Hydro and the 10% interest in the PNG Upstream Gas Project; and
- excludes incremental costs for AGL Energy as a consequence of the demerger and any allowance for transaction costs.

AGL has previously provided the sharemarket with earnings outlook comments for AGL in its current form for the 2006 and 2007 financial years in comparison to the 2005 year. In summary, the outlook is:

- earnings per share is expected to be marginally lower in 2006 than in 2005;
- the 2005 dividend of 63 cents per share is expected to be at least maintained in 2006 and be fully franked; and
- earnings per share in 2007 is expected to be higher than in 2006.

AGL has not provided specific financial forecast information for AGL Energy and AGL Infrastructure (for reasons discussed in Section 1.3(c) of the Demerger Booklet) but has provided guidance on anticipated dividend payments for the years ending 30 June 2006 and 2007 as follows:

Dividend Outlook Following Demerger						
	Year ended 30 June 2005		Year ending 30 June 2006		Year ending 30 June 2007	
Company	Dividend per Share	*Franking*	Dividend per Share	*Franking*	Dividend per Share	*Franking*
AGL	63.0¢[22]	*95.2%*	31.0¢	*100%*	na	*na*
AGL Energy	na	*na*	17.5–19.5¢	*100%*	40.0–43.0¢	*100%*
AGL Infrastructure	na	*na*	16.0–17.0¢	*100%*	35.5–36.5¢	*100%*
Total	**63.0¢**	***95.2%***	**64.5–67.5¢**	***100%***	**75.5–79.5¢**	***100%***

Source: Demerger Booklet

This analysis indicates an uplift in dividends per share (particularly in 2007, the first full year following demerger). It should be noted that AGL has indicated that the anticipated dividend payments for AGL Energy assume a dividend payout ratio of approximately 60%.

21 Excluding share of net profits of associates and joint ventures accounted for using the equity method.

22 Excluding the 30 cents per share special dividend.

6 Evaluation of the Proposed Demerger

6.1 Rationale for Demerger and Alternatives Considered

Typically, a demerger or spin-off involves the unbundling of disparate businesses in order to remove the effect of the valuation discount that often applies to the share prices of conglomerates, to increase management focus and to achieve operational improvements. AGL's proposed demerger has a similar rationale although it involves the separation of businesses involved in different segments of the same industry (albeit with different risk/return profiles).

AGL is a substantial Australian energy company with operations spanning the energy sector from production and generation through transmission and distribution to retailing. While there are benefits from a vertically integrated business model, the reality is that benefits are limited both practically and by the need to effectively "ring fence" the intermediate stages of the value chain (transmission and distribution) as they are subject to regulation by the Australian Competition and Consumer Commission and others. There are also drawbacks to the current "integrated" model.

Strong investor demand for investments with attractive, stable cash distributions in recent years has lead to development of a substantial listed infrastructure asset class on the ASX. In addition, a number of foreign infrastructure owner/operators have been active in acquiring assets in Australia over the past decade. This has resulted in intense competition for infrastructure assets and, notwithstanding its industry expertise and scale, AGL has found itself at a competitive disadvantage in acquiring infrastructure assets (in comparison to energy assets). Two factors have contributed to this situation:

- AGL's gearing level has been constrained by the need to maintain an appropriate investment grade credit rating in order to trade with government entity counterparties in the wholesale energy market. This was only achievable if AGL's overall financial gearing was kept at modest levels which would generally be interpreted as being one or more of:

  - book gearing (defined as net borrowings divided by shareholders' funds plus net borrowings) of less than 50%;
  - leverage ratio (defined as net borrowings divided by EBITDA) of less than four times; and
  - interest cover (EBITDA divided by net interest) of more than four to five times.

  In comparison, many of AGL's competitors in the infrastructure sector are geared in the range of 60-80% with leverage ratios of in excess of five times and interest cover as low as two times. This constraint has hampered AGL's ability to compete on price for infrastructure assets and to convert growth opportunities (because of its higher cost of capital). This issue is also likely to affect AGL's ability to participate in any further industry consolidation; and

- the current sharemarket focus on infrastructure assets has also highlighted the different risk/return profiles of AGL's main businesses. These different risk/return profiles attract different types of investors – investors in infrastructure assets typically seek stable cash yields while investors in the retail and merchant energy assets typically seek both earnings and capital growth. As an integrated business, AGL has found it difficult to balance the requirements of the different subsets of investors and, as a consequence, the sharemarket appears to have rated AGL poorly relative to its sharemarket peers.

  The major perceived difficulty is that infrastructure assets typically have a high depreciation load in their early years which depresses accounting earnings relative to after tax cash flow (i.e. the impact of accounting depreciation and tax expense is greater than the impact on cash flow of tax payments and maintenance capital expenditure both of which are relatively low in the early years of a project). To the extent that sharemarket participants use financial parameters other than earnings per share (e.g. cash flow and EBITDA) to value energy and infrastructure businesses this difference should not be important in determining value for AGL. It is an accounting issue which the market should be able to see through, particularly given AGL's level of disclosure and transparency. However, notwithstanding the valuation approaches adopted by sharemarket analysts (including separate valuation of business units), AGL believes that considerable emphasis is placed on the delivery of consistent growth in

reported earnings per share. At the very least, it is likely that any decline in reported earnings per share (even if "explicable") would have a negative impact on AGL's sharemarket rating. Consequently, by acquiring or developing infrastructure assets on balance sheet, AGL compromises its ability to deliver consistent growth in earnings per share. This does not concern "pure play" infrastructure entities where distributions tend to be a primary valuation criterion. With a payout ratio of less than 100% (around 75% in recent years and less than fully franked) AGL has been at an apparent disadvantage relative to its "pure play" infrastructure peers on the basis of headline cash distribution yields.

This situation will be accentuated as the PNG Australian Gas Pipeline is developed. This project is a substantial investment from which AGL expects to capture significant value over the longer term. However, the gearing constraints mean substantial equity may need to be raised if AGL wishes to retain its percentage interest and, as with most infrastructure development projects, it is expected that the project would depress AGL's earnings per share in its early years. This profile would almost inevitably have adverse consequences for AGL's sharemarket performance over the short to medium term.

The board and management of AGL have considered a number of alternative strategies to deal with these issues and to deliver long term shareholder value, including:

- increasing gearing within the current AGL structure;
- increasing the level of dividends paid by AGL to address the expectations of the sharemarket for increased yield;
- asset acquisitions and divestments to reshape AGL's business mix;
- creating a stapled security structure for AGL similar to that of AGL's listed infrastructure peers; and
- alternative demerger structures (e.g. demerging the infrastructure business).

Each of these alternative strategies (and combinations thereof) were closely considered. Each has attractions and drawbacks (such as regulatory issues, lack of business rationale, substantial transaction costs or adverse tax consequences for AGL or AGL shareholders). On balance, the AGL board considers that the proposed demerger of the retail and merchant energy business achieves the best outcome for shareholders in the present climate.

6.2 Basis of Demerger

The proposed demerger is essentially neutral to AGL shareholders. In essence, AGL shareholders are simply splitting their current investment into two parts, AGL Infrastructure (formerly AGL) and a separate investment in AGL Energy. The effective economic interest of AGL shareholders in the underlying businesses is unchanged. The transaction is a "clean" split in so far as there is:

- no purchase or sale of equity in either AGL Energy or AGL Infrastructure to third parties;
- no value transfers between the demerged companies as:
  - ongoing arrangements between the companies are on arm's length commercial terms;
  - AGL Infrastructure will not retain a shareholding in AGL Energy; and
  - AGL Infrastructure will be managed internally and its infrastructure assets will predominantly be operated and serviced by Agility. There are no ongoing management relationships between the companies;
- no value leakages to third parties from either demerged company (e.g. in the form of management fees); and
- no adverse tax consequences for the demerged companies or the vast majority of shareholders.

The demerged companies will be independent and focused on different segments of the energy sector. AGL Energy will be focussed on energy generation, wholesaling and retailing primarily in the eastern Australian market. None of its businesses will be regulated and the focus will be on the delivery of earnings growth. AGL Infrastructure will be focussed on energy transmission and distribution infrastructure. This business will be primarily engaged in regulated activities although it will also own Agility, an infrastructure management and servicing business. It will focus on the delivery of attractive cash distributions.

As AGL's major businesses are already required to deal on arm's length terms, the impact of the proposed demerger on business operations is minimal. There will be a period of time following the demerger when transitional arrangements (primarily in relation to administrative and corporate services) will exist. However, direct operational links between the business are limited (primarily relating to gas and electricity transportation arrangements in Victoria, New South Wales and the Australian Capital Territory) and undertaken on commercial terms. These arrangements will continue under the existing terms and conditions and will be subject to normal arm's length contractual negotiations in the future.

The process of dividing up the businesses was essentially straightforward given the clear differences in risk/return profiles between AGL's main activities. There was some debate as to the "natural" location of Agility and certain other assets had various constraints. As the overriding objective was to ensure a clean split and to minimise linkages between the demerged companies (which could represent ongoing value transfers), decisions have been made pragmatically:

- Agility is a complementary business for AGL Infrastructure as it provides infrastructure management and services to AGL's infrastructure assets and third parties (including APT). Ownership of Agility by AGL Infrastructure ensures that the company will be able to internally manage its own assets and that there are no value transfers between the demerged companies. Moreover, ownership of Agility represents a significant differentiator for AGL Infrastructure to its infrastructure peer group in that it will be an asset owner as well as a service provider with some growth prospects; and
- contracted generation (at demerger comprising Wattle Point Wind Farm and Cawse Point Power Station) will be owned by AGL Infrastructure. As the output of these generation assets is predominantly contracted to third parties, it is not available for trading in the electricity market at the discretion of AGL Energy. Consequently, from an owner's perspective, contracted generation assets are more like a passive infrastructure investment and are therefore appropriate assets to be owned by AGL Infrastructure. The demerged companies will enter into an agreement that provides AGL Infrastructure with a right of first refusal in relation to some future wind farm developments that may be undertaken by AGL Energy.

AGL Infrastructure will also retain GasValpo and AGL's interests in certain property assets and telecommunications. These activities are either relatively minor, residual in nature (likely to be fully realised in the short to medium term) or have no direct relationship with the AGL Energy business. Ownership by AGL Infrastructure is not controversial.

6.3 Benefits

6.3.1 Financial Flexibility and Efficiency

Following the demerger, the existing operations and growth opportunities of AGL Energy and AGL Infrastructure will be funded independently and in a manner that best suits the operational and financial characteristics of each company.

The appropriate gearing and financial structure for AGL Energy is quite different from that appropriate for AGL Infrastructure.

AGL Energy operates in the relatively volatile merchant and retail segments of the energy sector and, by necessity (in order to trade with government owned counterparties), must retain an appropriate investment grade credit rating (generally regarded as BBB+). As a

standalone company, AGL Energy will not have the benefit of the strong and stable cash flows from AGL Infrastructure although it will continue to implement its existing risk management processes. These circumstances will place some constraints on AGL Energy's ability to use high levels of debt in its capital structure. However, immediately following implementation of the demerger it will have external debt of approximately $316.0 million and cash of approximately $19.9 million (i.e. net borrowings of $296.1 million) compared to shareholders funds of approximately $3.6 billion. Accordingly, it will have substantial capacity to make investments or acquisitions by using debt without needing to issue additional equity capital.

In comparison, AGL Infrastructure predominantly operates in regulated activities with stable long term cash flows underpinned by long term customer contracts and natural geographic monopolies. AGL Infrastructure can be expected to produce relatively steady cash flow growth. Consequently, AGL Infrastructure can sustain a higher level of gearing than AGL in its current form. The pro forma gearing of AGL Infrastructure is:

AGL Infrastructure – Pro Forma Gearing Analysis[23]

Metric	Pro Forma as at 30 June 2005 Including equity accounted associates and joint venture entities	Pro Forma as at 30 June 2005 Excluding equity accounted associates and joint venture entities
Book gearing[24]	74.4%	74.4%
Leverage ratio[25]	6.7x	7.6x
Interest cover[26]	2.3x	2.0x
Capital service ratio[27]	1.2x	1.1x

Source: Grant Samuel analysis

This level of gearing is relatively high but is broadly consistent with that of other "pure play" infrastructure entities.

Standard & Poor's has assigned an indicative credit rating for AGL Infrastructure of BBB Stable, investment grade status (basically in line with AGL's current rating).

Both companies (but particularly AGL Infrastructure) will therefore have greater financial flexibility to exploit growth opportunities. Moreover, it should mean that there is greater capital efficiency in so far as the two companies between them should be able to utilise higher aggregate levels of debt than the current AGL. Other things being equal (and assuming tax expense is a corporate cost even in a dividend imputation environment), this should lower the cost of capital across the two demerged companies in aggregate (although both will not necessarily decrease).

23 The AGL Infrastructure gearing analysis has been calculated by reference to the pro forma financial performance for the year ended 30 June 2005, the pro forma financial position at 30 June 2005 and assumes pro forma net interest based on 6.5% of pro forma net borrowings at 30 June 2005 of $2,944.0 billion and cash distributions of 35.5-36.5 cents per share (anticipated 2007 dividend payments).

24 Book gearing is net borrowings divided by shareholders' funds plus net borrowings. This measure is dependent on balance sheet asset valuations for each entity (e.g. whether carried at historical cost or recent valuation) and should be treated with caution.

25 Leverage ratio is net borrowings divided by EBITDA and provides a measure of the level of debt supported by earnings.

26 Interest cover is EBITDA divided by net interest.

27 Capital service ratio is EBITDA divided by net interest plus cash distributions and provides a measure of how many times EBITDA covers payments to capital providers (debt and equity). While it is used by analysts its application in this case is problematic as a result of the absence of full forecasts for 2006 or 2007. The pro forma capital service ratio for AGL Infrastructure is lower than would be expected as it is calculated by reference to unaligned financial data (i.e. pro forma 2005 EBITDA and anticipated 2007 dividend payments).

6.3.2 Investment and Acquisition Capability

Both businesses will have an enhanced ability to pursue growth opportunities, whether through investment in brownfields or greenfields projects or acquisition.

In particular, AGL Infrastructure will be:

- more competitive in terms of the price it can offer for infrastructure assets because of its lower cost of capital and greater ability to take on debt (although it should be recognised that it will be relatively highly geared immediately after the demerger and this may limit its flexibility to take on more debt); and
- better able to take on greenfields or brownfields expansion projects such as the PNG Australian Gas Pipeline. As a "pure play" infrastructure owner/operator, AGL Infrastructure is likely to be valued and analysed with an emphasis on cash flow based metrics such as distributions, distribution yield and EBITDA multiples. To this extent, it is likely to be largely unaffected by a high depreciation load in early years. In addition, it should be able to capture the benefit of the typically low capital expenditure requirements for such projects in that period through a high payout ratio.

AGL Energy's low initial debt levels will also give it substantial funding capacity for growth opportunities.

In this context, there has been considerable consolidation activity in the energy sector in recent years and given the "patchwork" nature of the Australian sector, the movement to greater vertical integration within segments of the sector and the maturing national energy market (with the decrease in state based regulation), there is an expectation of industry consolidation in future years. The proposed demerger better enables the demerged companies to participate in this consolidation as acquirers as a result of the factors outlined above. In addition, scrip consideration can be attractive to vendors enabling them to share in the upside generated from operational synergies and benefits of scale following the transaction as well as potentially defer tax liabilities (in some cases). AGL has been unable to offer pure "energy" or "infrastructure" scrip to potential vendors. Shares in AGL in its current form provide exposure to both businesses but may not be attractive to certain parties. In contrast, the scrip of the demerged more focussed companies is likely to be a more attractive form of acquisition currency which should significantly enhance funding flexibility when pursuing acquisitions.

6.3.3 Market Value

Prior to the announcement of the proposed demerger, AGL was capitalised at approximately $6.6 billion and ranked amongst the top 50 companies listed on the ASX. It receives close scrutiny from investment analysts and fund managers. AGL also discloses summarised financial information (revenue, EBITDA, EBIT) on divisional performance.

In theory, given AGL's level of disclosure and transparency, the market should be able to place fair values on both the energy business and the infrastructure businesses as part of attributing a value to the entire AGL group. Even if there was an excessive level of depreciation (relative to cash flows), there is a large body of evidence that suggests that the sharemarket is able to see through accounting numbers and make its assessments based on underlying economic drivers such as cash flows. A review of broker reports suggests that discounted cash flow analysis is used extensively in assessing AGL. However, as a practical matter, the market does from time to time misapply methodologies, make misjudgements or there may be a structural impediment to the market's understanding. It is conceivable that this is the case with AGL.

Although significant financial and other information is available, a complete and transparent data set for each AGL business is not easily obtained. It is also arguable that, historically, some investors and analysts may not have fully understood the operating strategy of each of the businesses (particularly as AGL's investment proposition has been

evolving over the last decade). The proposed demerger will result in increased transparency for each of AGL Energy and AGL Infrastructure. Investors will be forced to look at the attributes and underlying financial performance of each company separately and in the context of their respective peer groups. This may well result in "better" valuations for the respective businesses.

Another strand to this argument is that the two main businesses of the current AGL structure tend to be valued by the market by reference to different valuation parameters:

- infrastructure owner/operators tend to have greater emphasis placed on distribution yield and EBITDA multiples; and
- price earnings, EBITDA and EBIT multiples appear to have a greater role in energy companies.

Of itself, this should not cause a misvaluation where a "sum of the parts" or discounted cash flow approach is utilised but there is some evidence that currently AGL is often valued on an overall basis which blurs this distinction and that, notwithstanding the prevalence of discounted cash flow analysis, accounting based parameters (such as earnings per share) play an important role.

Accordingly, there is some potential for the demerged companies to be rated more highly by the market following the proposed demerger (i.e. the aggregate market capitalisations of the demerged companies may exceed the pre-announcement market capitalisation of AGL):

- higher levels of disclosure increase investors' confidence in their ability to judge and value companies;
- as separately listed companies, the demerged companies will have a higher level of visibility to the investment community;
- more focussed research coverage will improve the understanding of the investment community;
- the marginal (i.e. price setting) investors in both companies should be those investors that value the respective businesses most highly;
- as smaller, more focussed companies the demerged companies are likely to appeal to a wider range of potential acquirers; and
- both companies are likely to be rated against their direct peer groups, AGL Energy against other utility operators (such as Origin Energy and Alinta) and AGL Infrastructure against "pure" infrastructure entities. In particular, AGL Infrastructure has the potential to be well regarded by the sharemarket relative to its peers in that:
  - it is a self contained operating business rather than a managed fund;
  - there will be no value leakage to third parties;
  - it will own a growing infrastructure service business, Agility; and
  - it has growth options through the PNG Australian Gas Pipeline.

  On the other hand, its tax structure may be less appealing to those investors attracted to stapled entities offering tax deferred income.

There are only two companies listed on the ASX and one listed on the New Zealand Stock Exchange ("NZX") that are comparable to AGL Energy in that they are predominantly involved in energy generation, wholesaling and retailing rather than ownership of energy infrastructure. The following table sets out the implied earnings multiples for these companies:

Share Market Ratings of Selected Listed Energy Companies[28]

Company	Market Capitalisation (millions)	EBITDA Multiple[29] (times) Historical	EBITDA Forecast Year 1	EBITDA Forecast Year 2	EBIT Multiple[30] (times) Historical	EBIT Forecast Year 1	EBIT Forecast Year 2	Price Earnings Multiple[31] (times) Historical	PE Forecast Year 1	PE Forecast Year 2
Australia										
Origin Energy Limited	$5,812.7	11.0	9.1	8.6	16.1	12.8	11.7	20.0	16.7	14.3
Alinta Limited	$2,870.4	8.6	8.6	11.9	11.5	10.9	14.3	31.6	29.1	21.8
New Zealand										
Contact Energy Limited	NZ$3,759.7	nmf[32]	9.0	8.9	nmf	11.8	11.9	nmf	17.0	16.6

Source: Grant Samuel analysis[33]

These multiples are based on share prices as at 31 January 2006 and therefore do not reflect a premium for control.

None of these companies is directly comparable to AGL Energy:

- Origin Energy Limited ("Origin Energy") is an integrated producer and retailer of energy. It operates primarily in the contestable segments of the energy industry in Australia and New Zealand. It:
  - has substantial oil and gas exploration and production activities in Australia and New Zealand;
  - is the second largest retailer of natural gas, electricity and LPG in Australia with more than 2 million customers;
  - has interests in 833MW of electricity generation capacity including gas-fired power stations and investments in solar cell technology and hot rock geothermal resources;
  - owns 51.4% of NZX listed company Contact Energy Limited;
  - owns 17.5% of Envestra Limited, Australia's largest distributor of natural gas and a 33% interest in the SEA Gas Pipeline; and
  - manages more than 20,000 km of regulated networks on Envestra's behalf. It has also extended its services to water network management for third parties in mid 2003.

  Origin Energy's overall EBITDA margin in 2005 was approximately 19% with exploration and production contributing 7% of revenue and 26% of EBITDA and energy retailing contributing 63% of revenue but only 27% of EBITDA. The historical multiples for Origin Energy reflect only nine months contribution from Contact Energy and therefore are not useful for comparison purposes;

28 Origin Energy and Contact Energy have 30 June year ends while Alinta has a 31 December year end. The data presented for each company is the most recent annual historical result plus two subsequent forecast years. ASX listed company Energy Developments Limited and NZX listed company TrustPower Limited have been excluded from this analysis on the basis that they are not sufficiently comparable to AGL Energy.

29 Represents gross capitalisation (that is, the sum of the market capitalisation adjusted for minorities, plus borrowings less cash as at the latest balance date) divided by EBITDA. EBITDA is earnings before net interest, tax, depreciation, amortisation, investment income, and significant items.

30 Represents gross capitalisation divided by EBITA. EBITA is earnings before net interest, tax, amortisation of intangibles, investment income and significant items.

31 Represents market capitalisation divided by net profit after tax (before amortisation of intangibles and significant items).

32 nmf = not meaningful.

33 Grant Samuel analysis based on data obtained from IRESS, company announcements and, in the absence of company published financial forecasts, brokers' reports. Where company financial forecasts are not available, the median of the financial forecasts prepared by a range of brokers has generally been used to derive relevant forecast value parameters. The source, date and number of broker reports utilised for each company depends on analyst coverage, availability and recent corporate activity. It should be noted that the companies analysed may be at different stages of the adoption of AIFRS and this may impact the comparative analysis between companies and across periods.

- Alinta Limited ("Alinta") is an integrated energy company operating in Australia (with its retail function primarily in Western Australia). Its business has changed significantly in recent years as a result of a number of substantial acquisitions. Its main areas of operation are:
  - energy sales including gas and electricity to retail customers in Western Australia, wholesale energy to markets in Western Australia, New South Wales, Victoria and Tasmania and a LPG contract with Wesfarmers Limited;
  - ownership (either partly or fully) of energy infrastructure assets including energy distribution, gas transmission and power generation assets (including the energy infrastructure assets acquired from Duke Energy in March 2004); and
  - management of energy distribution, gas transmission and power generation assets.

  On 3 October 2005, Alinta spun-off the infrastructure assets acquired from Duke Energy through the listing of Alinta Infrastructure Holdings, retaining a 20% interest and external management rights. Consequently, Alinta's historical and forecast year one multiples are distorted by the acquisition and divestment of these assets as well as other corporate activity. The year two forecast multiples are high and may reflect the market's expectation of Alinta's growth. Analysts are forecasting Alinta to derive overall 2007 EBITDA margins in the range 20-25% with distribution contributing approximately 40% of EBITDA, asset management contributing approximately 30% of EBITDA and retail contributing approximately 25% of EBITDA; and

- Contact Energy Limited ("Contact Energy") is an integrated energy business operating in New Zealand. Its activities include gas exploration, power generation (it owns approximately 27% of New Zealand's electricity generation capacity) and gas and electricity retailing to over 500,000 customers. It is 51.4% owned by Origin Energy. Contact Energy earned an overall EBITDA margin of approximately 37% in 2005. Its year end changed from 30 September to 30 June during 2005 and the financial results for 2005 are only for the nine months ended 30 June 2005 and are therefore not meaningful.

Each of these companies is primarily involved in the contestable segments of the energy sector but, as a consequence of their business mix (including asset management, oil and gas exploration and production and retailing), they earn higher EBITDA margins than AGL Energy (historically 8-9%). Therefore, particularly as AGL Energy is only just moving into upstream gas investments and Agility is to be owned by AGL Infrastructure, none of these companies are directly comparable to AGL Energy. The evidence does not provide a clear set of parameters for a trading price but Origin Energy and Contact Energy would suggest that around 9 times forecast EBITDA and price earnings multiples of around 16 times are sustainable. A rating as high as Alinta is probably unlikely.

In comparison, in recent years strong investor demand for investments with attractive, stable cash distributions has led to the development of a substantial listed infrastructure asset class on the ASX. The implied valuation parameters for those infrastructure entities with activities predominantly involved in the Australian energy sector are summarised below:

Share Market Ratings of Selected Listed Energy Infrastructure Entities[34]							
Entity	Market Capital-isation (millions)	EBITDA Multiple (times)			Distribution Yield[35] (%)		
		Historical	Forecast Year 1	Forecast Year 2	Historical	Forecast Year 1	Forecast Year 2
SP AusNet	$2,720.5	9.7	9.6	9.5	na	8.5	8.7
Babcock & Brown Infrastructure Group	$1,657.0	20.1	12.3	11.8	6.5	7.5	7.7
Spark Infrastructure Trust[36]	$1,724.9	na	8.1	9.1	na	na[37]	12.0[38]
APT[39]	$1,168.6	12.2	11.6	11.8	5.4	5.5	5.6
Diversified Utility & Energy Trusts	$1,060.0	10.2	9.1	9.0	8.8	9.4	9.6
Envestra Limited	$877.9	14.5	13.8	13.6	8.5	8.5	8.5
Alinta Infrastructure Holdings[36]	$911.4	19.5	15.6	16.4[40]	na	7.3	8.1
Hastings Diversified Utilities Fund	$362.3	16.0	9.5	12.8[41]	na	10.0	10.0
GasNet Australia Group	$369.3	13.2	12.4	11.6	7.9	7.9	7.9
Minimum	*$362.3*	*9.7*	*8.1*	*9.0*	*5.4*	*5.5*	*5.6*
Maximum	*$2,720.5*	*20.1*	*15.6*	*16.4*	*8.8*	*10.0*	*12.0*
Median	*$1,060.0*	*13.8*	*1163*	*11.8*	*7.9*	*8.5*	*8.5*

Source: Grant Samuel analysis[42]

This analysis is based on share prices as at 31 January 2006 and therefore does not reflect a premium for control.

When considering the data presented above the following should be noted:

- energy infrastructure is a relatively new listed asset class in Australia with the first listing (Envestra) in 1997 and a number of entities having been spun-off from listed energy utilities (e.g. Envestra, APT and Alinta Infrastructure Holdings). Five of the nine entities presented have listed in the last 18 months and three of those entities (i.e. Alinta Infrastructure Holdings, Spark Infrastructure Trust and SP AusNet) have listed in the last three months of 2005. As a consequence, certain historical information (primarily distributions) is not available for these entities and sharemarket trading for the most recently listed entities may not yet have stabilised;
- most of the infrastructure entities (except GasNet Australia Group) are passive in nature with external parties (often related) providing infrastructure operation and management services to the entity. A number of the entities are also administratively managed by external parties. As a consequence, substantial fees flow from these

34 All entities have a 30 June year end except for GasNet Australia Group, Hastings Diversified Utilities Fund, Alinta Infrastructure Holdings and Spark Infrastructure Trust which have a 31 December year end and SP AusNet which has a 31 March year end. The data presented for each entity is the most recent annual historical result plus the subsequent two forecast years.

35 Represents cash distribution per share (i.e. ignoring any tax benefits derived by investors) divided by the share price.

36 Alinta Infrastructure Holdings and Spark Infrastructure Trust were recently listed on a two instalment basis. The second instalment for each entity is due in over 12 months time. The market capitalisation of each has been adjusted for the second instalment.

37 Full year distribution for the current financial year for Spark Infrastructure Trust was not disclosed in the prospectus.

38 The distribution yield forecast in the prospectus was 10.05% based on a first instalment price of $1.40 and assuming no performance fees were payable. However, the actual instalment paid was $1.26 and the share price at 31 January 2006 was $1.17 resulting in the forecast distribution yield being high.

39 APT's distribution yield is comparatively low probably reflecting its lower payout ratio and partial franking.

40 The increase in the EBITDA multiple for Alinta Infrastructure Holdings in forecast year two reflects the short term contract benefits achieved in the prior year.

41 The increase in the EBITDA multiple for Hastings Diversified Utilities Fund in forecast year two reflects a forecast decline in earnings due to competition.

42 Grant Samuel analysis based on data obtained from IRESS, company announcements and, in the absence of company published financial forecasts, brokers' reports. Where company financial forecasts are not available, the median of the financial forecasts prepared by a range of brokers has generally been used to derive relevant forecast value parameters. The source, date and number of broker reports utilised for each company depends on analyst coverage, availability and recent corporate activity. It should be noted that the entities analysed may be at different stages of the adoption of AIFRS and this may impact the comparative analysis between entities and across periods.

entities (e.g. asset management fees, transaction fees, fund management fees) and there is an associated potential for conflicts of interest;

- a significant proportion of the revenue of each of these entities is sourced from regulated assets (although the proportion of regulated revenue does vary);
- all entities (except APT) are stapled entities involving a combination of one or more trust units, company shares and loan notes stapled to trade as a single security. APT is a listed unit trust although it has elected to be taxed as a corporate and therefore pays franked distributions. The structures of all of these entities are financially engineered to increase the tax efficiency of distributions for investors. In some instances, distributions comprise capital as well as income returns and most structures are able to provide distributions upon which tax is deferred or franking credits are attached (or a combination thereof);
- the majority of the entities have at least one founding or cornerstone securityholder with a substantial interest (e.g. AGL and Petronas hold 30% and 10.9% respectively of APT, Origin Energy and Cheung Kong Infrastructure hold 17.5% each of Envestra and Singapore Power holds 51% of SP AusNet Group); and
- a number of the entities predominantly hold minority interests in underlying assets (e.g. Spark Infrastructure only holds 49% interests in infrastructure assets).

In comparison, AGL Infrastructure will be an internally managed listed company with no cornerstone shareholder. It will actively manage its assets and its major infrastructure assets will be majority owned. In addition, AGL Infrastructure will manage and service infrastructure assets for third parties through the Agility business. It is expected to pay franked dividends. Therefore, there is no entity directly comparable to AGL Infrastructure listed on the ASX.

Notwithstanding these differences AGL Infrastructure will inevitably be judged relative to this peer group. The data presented indicates that listed energy infrastructure entities broadly trade at cash distribution yields of around 8.0-9.5% (with a median of approximately 8.4%). However, it should be noted that:

- some of the entities pay franked dividends and accordingly their gross yield is higher than their cash yield. Primarily this affects APT whose gross yield adjusted for franking would be in the order of 6.4%. There may also be some very minor affect on Diversified Utility & Energy Trusts and SP AusNet;
- in a number of cases the distributions currently have substantial tax deferred components which make them more valuable than equivalent grossed up dividends (100% currently in the case of Babcock & Brown Infrastructure Group and Alinta Infrastructure Holdings). However, it is not possible to determine a precise value for these benefits as it depends on individual taxpayer's positions, the time horizon for the tax deferral and other factors; and
- yields for Spark Infrastructure and Alinta Infrastructure Holdings are affected by the partly paid nature of the securities.

Accordingly, caution must be exercised in comparing distribution yields on either a net or gross basis.

Forecast (Year 2) EBITDA multiples range from 9.0 times to as much as 16.4 times. The width of this range makes it difficult to draw any reliable conclusions as to appropriate multiples. In addition, it is difficult to determine fully comparable EBITDA multiples because of the extent of minority interest investments held by theses entities. In the case of Spark Infrastructure the prospectus provided sufficient detail to determine effective underlying EBITDA multiples, however, this exercise is not possible for Diversified Utility & Energy Trusts. This may impact the reliability of any comparison.

In any event, the actual trading price of AGL Energy and AGL Infrastructure shares is uncertain and will depend on a range of factors at the time of listing including:

- equity market conditions;
- economic conditions;
- interest rates;
- factors specific to each company including:
  - operating performance;
  - the ability to successfully achieve expansion;
  - market perceptions about earnings prospects;
  - the effectiveness in communicating the company and its prospects to analysts, institutional investors and other market participants; and
- differentiating factors between the companies and their peers.

Nevertheless, based on the available information, Grant Samuel believes it is not unreasonable to expect that the shares of AGL Infrastructure and AGL Energy would trade at a higher aggregate value than AGL shares did prior to the announcement of the proposed demerger.

In the month prior to announcement, AGL shares traded at a volume weighted average price of $14.57 and closed at $14.50 the day prior to announcement. For the purposes of the analysis, Grant Samuel has notionally allocated the pre-announcement price of $14.50 as follows:

Pre-Announcement Price Allocation (Notional) ($)

	Case A	Case B
AGL Infrastructure	5.00	4.00
AGL Energy	9.50	10.50
Total	14.50	14.50

These allocations are subjective but are considered reasonable for the purposes of the analysis. Based on these allocations the implied trading multiples are as follows:

AGL Energy and AGL Infrastructure – Implied Trading Multiples

	Parameter	Case A	Case B
AGL Energy			
2007 price earnings multiple[43]	66.7-71.7 cents per share	13.3-14.3x	14.7-15.8x
2007 dividend yield	40.0-43.0 cents per share	4.2-4.5%	3.8-4.1%
AGL Infrastructure			
2007 dividend yield	35.5-36.5 cents per share	7.1-7.3%	8.9-9.1%
2007 gross dividend yield[44]	50.7-52.1 cents per share	10.1-10.4%	12.7-13.0%
2005 EBITDA multiple	$388.0 million	13.4x	12.3x
2005 EBITDA (including equity accounted associates and joint venture entities) multiple	$439.6 million	11.9x	10.8x

While the analysis is necessarily limited in scope, these implied ratings would suggest that

43 Calculated assuming anticipated 2007 dividends and a 60% payout ratio.

44 Allows for 100% dividend franking.

in both cases there is clear potential for one or other or both of the companies to be rated more highly as their parameters are below those of their peer groups. Accordingly, it is reasonable to expect that the combined price of the two companies will exceed the pre-announcement price of $14.50.

In this regard, the AGL share price has increased materially following the announcement of the proposed demerger on 31 October 2005:

AGL vs S&P/ASX 200 Industrial Index vs S&P/ASX 200 Utilities Index (28 October 2005 - 31 January 2006)


130
125
120
115
110
105
100
28-Oct-05
11-Nov-05
25-Nov-05
09-Dec-05
23-Dec-05
06-Jan-06
20-Jan-06
AGL
S&P/ASX 200 Industrial
S&P/ASX 200 Utilities

Source: IRESS

AGL's market capitalisation has increased by approximately $1.6 billion despite some initial market concern over the price paid for Southern Hydro and the lack of announcement of senior management for the demerged companies. The volume weighted average price of AGL from 31 October 2005 to 31 January 2006 of $16.25 represents a 12.1% premium to the closing share price on 28 October 2005 (the date before the announcement of the proposed demerger). The closing price on 31 January 2006 was $18.00, a premium of 24.1%.

It is not possible to isolate the different factors that may have contributed to this rise such as:

- benefits of the Southern Hydro acquisition;
- long term benefits of the demerger such as capital efficiency, enhanced acquisition capacity and management focus;
- realignment of values and correction of previous mispricing; and
- speculation concerning potential corporate activity.

Nevertheless, the post announcement price increase can be argued to be some evidence of the potential for higher overall valuations.

However, as with most demergers, there is the risk of a period of relative share price weakness in the short term until the share registers for each demerged company reach some degree of equilibrium and because the incremental costs of the demerger will be incurred immediately while many of the benefits will take some time to translate into improved earnings and cash flow. This is exacerbated in the case of AGL as a result of the limited forecast financial information disclosed in the Demerger Booklet. In particular, the non-inclusion of:

- pro forma 2005 financial performance for AGL Energy incorporating the impact of Southern Hydro and the 10% interest in the PNG Upstream Gas Project; and

- forecast financial information for 2006 and 2007 for the demerged companies (other than anticipated dividend payments),

limits the ability of the sharemarket to undertake detailed financial analysis. As a result, any benefit from re-rating may not be fully reflected in the share price until information on these financial parameters is available to the market (i.e. financial results are released in due course).

6.3.4 Takeover Potential

Takeovers are an important mechanism though which shareholders are able to maximise the value of their interests as bidders will typically pay a price that includes a premium for control. Impediments to takeover are generally negative for shareholders.

The proposed demerger involves no change in control as the same shareholders will own the demerged companies in the same proportions (at least initially). However, it should increase the prospect of shareholders receiving a takeover offer and maximise the price of each demerged company in the event of a takeover or other change of control transaction:

- immediately prior to the proposed demerger announcement, AGL was capitalised at approximately $6.6 billion. The size of the company may have been something of a barrier to bidders, albeit not an insurmountable one. Following the demerger, AGL Energy and AGL Infrastructure will individually have lower market capitalisations. As such, they will be more easily digested by a wider range of potential acquirers; and

- AGL's mix of businesses may not have appealed to a single bidder adding complexity to any potential transaction (whether by involving more than one bidder or the need to contemplate dealing with the "unwanted" business). AGL Energy and AGL Infrastructure (as smaller, more focussed companies) are likely to appeal to a wider set of potential acquirers many of whom are focussed on infrastructure and energy businesses.

6.3.5 Management and Board Focus

The demerger will result in the creation of two companies with separate boards and senior management teams focussed on their respective businesses. The board and management of each company will be able to focus on their respective strategic objectives, make decisions appropriate to each business' risk/return profile and address specific competitive issues in a timely manner.

The proposed demerger may also result in the imposition of increased financial and operational disciplines on the management of AGL Energy and AGL Infrastructure. Splitting AGL into two companies will make it easier for analysts and investors to benchmark operating performance against comparable companies. The enhanced transparency and scrutiny should increase the incentives for the boards and management of the demerged companies to improve performance. Without the strong and relatively stable cash flows of AGL Infrastructure, AGL Energy will be forced to fund future growth from its own resources, providing additional discipline on capital and operating expenditure.

The demerger also provides an opportunity for internal cultural change for both demerged companies. The structural realignment should facilitate organisation changes which enhance operations and earnings. The proposed demerger will make it easier to more closely link the remuneration of management to the performance of businesses over which management has direct control. Historically, AGL management remuneration has been linked, at least in part, to the overall economic performance of AGL, which has been impacted by the performance of both businesses. Accordingly, managers of individual businesses, at least to some extent, have had their remuneration affected by business performance beyond their control. The proposed demerger will allow each of AGL Energy and AGL Infrastructure to link management remuneration to its own share price

performance, creating a more direct relationship between management performance and remuneration, and more closely aligning the interests of shareholders and management.

Theoretically, all of this focus should be able to be achieved within the current structure and there is no tangible impediment to doing so. Nevertheless, human nature suggests that there is potential for improvement. While the evidence is inherently anecdotal, Grant Samuel considers that previous demerger transactions indicate these types of benefits derived from improved board and management focus can be real.

6.3.6 Shareholder Flexibility

Immediately following the proposed demerger, AGL shareholders will retain their existing economic exposure to all of AGL's assets by holding both AGL Energy and AGL Infrastructure shares. Initially at least, shareholders' interests will simply be split into two. The proposed demerger will provide shareholders with flexibility in managing their investment exposure. At present, AGL shareholders must choose to either have an exposure to both the infrastructure and retail and merchant energy businesses (in proportions determined by AGL) or no exposure at all. After the demerger is implemented shareholders will be free to choose their own proportionate investments.

The risk/return profile of the energy business of AGL Energy is quite different to the risk/return profile of the business of AGL Infrastructure. AGL Energy will focus on energy generation, wholesaling and retailing. None of its businesses will be regulated but, as Australia's largest energy retailer, it will be vulnerable to substantial business risks outside the direct control of management (although capable of being managed). AGL Energy operates in a highly competitive energy market with a need to tightly control costs to grow profitability. In comparison, AGL Infrastructure's business is low risk. With a focus on ownership of energy transmission and distribution infrastructure, the business is underpinned by a significant degree of long term contracts and regulated pricing together with customary and natural geographic monopolies that allow for a stable and highly predictable cash income stream.

Given the differences in their investment characteristics, it is likely that AGL Energy and AGL Infrastructure will appeal to different sets of investors. Following the demerger, shareholders will have the choice of investing in a higher risk energy business and a lower risk infrastructure business in whatever proportions they wish rather than having that choice imposed on them by AGL. Shareholders will be able to shift their relative exposures to the strong cash flow, low risk infrastructure businesses or the higher risk profile of AGL Energy, as they see fit. This should be attractive to investors who wish to invest in specific sectors of the energy industry, and may attract investors who would not choose to invest in AGL in its current form.

However, the split into two businesses will not suit all shareholders. Some may have a view that the "integrated" model provides benefits and makes AGL a more attractive investment opportunity through its larger scale, its balance of regulated and unregulated activities, its mix of low risk businesses and some growth options.

6.4 Costs, Disadvantages and Risks

6.4.1 Loss of Synergies

The proposed demerger will result in the loss of any synergies that may have been derived from being part of the larger AGL group. However, due to the need to "ring fence" the infrastructure business from the retail and merchant energy business for regulatory purposes, AGL has advised that there are no significant operational benefits in owning both businesses. The limited benefits that do arise are the scale benefits in dealing with third parties from being part of the larger AGL group. These benefits will be lost as a result of the proposed demerger.

6.4.2 Loss of Diversification

The proposed demerger will result in the loss of the benefits of diversification inherent in AGL's current mix of businesses. Although AGL operates in the energy sector, its main businesses have quite different risk/return profiles, albeit both with significant growth prospects.

The corporate diversification inherent in the current structure of AGL will be lost as a result of the demerger. However, shareholders can replicate this diversification by choosing to continue to hold AGL Energy and AGL Infrastructure shares. Indeed, the enhanced ability of shareholders to choose the degree of diversification that they prefer (through altering their mix of AGL Energy and AGL Infrastructure shareholdings) is a benefit.

The smaller size of both demerged companies may amplify the impact of any significant adverse events on either business in comparison to the impact when part of the larger AGL group. The impact of such events would be less material for AGL in its current form (although the absolute magnitude of the events would not be different). However, as both AGL Energy and AGL Infrastructure will be reasonably substantial companies, any increased vulnerability to adverse external events should not be material. Nevertheless, the reduced financial size of the businesses will limit their ability to take on larger investment exposures relative to the current AGL.

6.4.3 Increased Financial Risk

AGL Infrastructure's financial gearing will be higher than that of AGL. Consequently, the financial risk of AGL Infrastructure will increase as a consequence of the demerger and the impact of any adverse events will be amplified. However, the increase in financial risk should be considered in light of AGL Infrastructure's business being underpinned by long term contracts with customers and natural geographic monopolies. The business will produce stable, predictable cash streams which should be available to be applied to reduce gearing. Further, AGL Infrastructure's pro forma level of gearing is not inconsistent with that of its infrastructure peers and it is expected to retain its investment grade credit status (albeit lower than AGL):

AGL Infrastructure – Relative Gearing Analysis[45]					
	Year end 30 June 2005				
Entity	Book Gearing	Market Gearing[46]	Leverage Ratio	Interest Cover	Capital Service Ratio
SP AusNet[47]	57.4%	54.4%	5.3x	na	na
Babcock & Brown Infrastructure Group	70.1%	57.9%	12.2x[48]	1.5x	0.8x
Spark Infrastructure Trust[49]	76.5%	58.2%	4.7x	na	na
Australian Pipeline Trust	63.1%	46.3%	5.6x	2.8x	1.4x
Diversified Utility & Energy Trusts	82.8%	79.1%	8.0x	1.9x	1.4x
Envestra Limited	93.2%	70.3%	10.2x	1.3x	0.9x
Alinta Infrastructure Holdings	66.3%	55.5%	10.8x	1.3x	0.8x[50]
Hastings Diversified Utilities Fund	50.3%	49.0%	7.9x	2.6x	0.8x[50]
GasNet Australia Group	76.1%	62.4%	8.2x	2.0x	1.1x
Minimum	*50.3%*	*46.3%*	*4.7x*	*1.3x*	*0.8x*
Maximum	*93.2%*	*79.1%*	*12.2x*	*2.8x*	*1.4x*
AGL Infrastructure (pro forma)[51]					
– excluding equity accounted associates and joint venture entities	**74.4%**		**7.6x**	**2.0x**	**1.1x**
– including equity accounted associates and joint venture entities	**74.4%**		**6.7x**	**2.3x**	**1.2x**

Source: Grant Samuel analysis

In comparison, AGL Energy will have an immaterial level of net borrowings and, at least initially, will be less vulnerable from a financial risk perspective to the impact of any adverse business events.

6.4.4 Additional Administration Costs

The proposed demerger will result in the loss of the financial benefits that result from operating a single corporate head office and the provision of a number of functions centrally on behalf of both AGL businesses.

The two businesses currently share corporate overheads including the board of directors, the Managing Director and Chief Financial Officer's office and regulatory reporting requirements. Further, a number of functions (including accounting, treasury, taxation, legal, company secretarial, insurance, human resources and information technology) have been provided centrally and, as appropriate, allocated to the businesses. While certain services (primarily information technology related) will be covered by a Shared Services Agreement for a transitional period, ultimately the separate companies will each have to support these overheads from their own resources.

AGL has estimated the incremental administration costs to be incurred by AGL Energy to be approximately $10.5 million per annum. These costs include:

45 Grant Samuel analysis based on data obtained from IRESS, company announcements and, in the absence of company published financial forecasts, brokers' reports. Entities selected for analysis are entities with activities predominantly involved in Australian energy infrastructure investment. The analysis has been calculated by reference to the financial position as at 30 June 2005 (except for SP AusNet which is at 31 August 2005) and the last actual year financial performance unless otherwise noted.

46 Calculated using share prices at 31 January 2006.

47 SP AusNet listed on 14 December 2005. Interest cover and capital service ratio have not been calculated as neither historical nor forecast net interest was disclosed in the prospectus.

48 This ratio is high because Babcock & Brown Infrastructure Group's financial position at 30 June 2005 reflects debt used to fund acquisitions, the earnings of which are not fully reflected in the historical financial performance. The year one forecast ratio is 7.5x.

49 Spark Infrastructure Trust listed on 16 December 2005. Its leverage ratio is based on forecast EBITDA as the prospectus did not disclose historical EBITDA. Interest cover and capital service ratio have not been calculated as neither historical nor forecast net interest was disclosed in the prospectus.

50 Hastings Diversified Utilities Fund listed on 13 December 2004 and Alinta Infrastructure Holdings listed on 3 October 2005. Therefore, the calculations presented are based on forecast cash distributions.

51 Refer to the commentary on AGL Infrastructure gearing analysis in Section 6.3.1 of this report.

- costs associated with having a separate listing for AGL Energy on the ASX (including listing fees and costs associated with maintaining a share register), annual reports (preparation, audit review, printing), shareholder communications, legal and regulatory compliance costs and a board of directors and secretarial costs; and
- central administrative costs including the Managing Director and Chief Financial Officer, accounting, treasury, legal and taxation and other general services.

AGL has made no estimate for potential cost savings that may be achieved by either company following the demerger although it has engaged a consultant to review opportunities for rationalisation and cost savings.

6.4.5 Impact on Funding Costs

Credit ratings play an important role in the determination of funding costs, particularly borrowing margins. Even if the impact is not immediate the effect will be felt when existing facilities expire and are refinanced.

Following the completion of the Southern Hydro acquisition, Standard & Poor's (formal) decreased AGL's credit rating to BBB/A-2, Moody's Investors Service (formal) decreased AGL's credit rating to A3 (and following finalisation of the acquisition of a 10% interest in the PNG Upstream Gas Project to Baa1) and Fitch Ratings (informal) decreased AGL's rating to BBB+/F2, although AGL has retained an investment grade credit rating. Consequently, AGL's cost of funding will recently have increased from previous levels.

At present, both companies are financed from AGL's overall financing program. As separate companies they will have to raise their own finance to fund growth and without the financial support or credit profile associated with being part of the larger AGL group, may incur higher borrowing costs. However, both companies will be significant in their own right, with substantial assets and earnings and Standard and Poor's has indicated that both demerged companies are likely to retain an investment grade credit rating (AGL Energy BBB+ Stable and AGL Infrastructure BBB Stable). Unless there is a substantial downturn in financial performance, it is reasonable to expect that access to, and cost of, finance should not be substantially worse than AGL's (particularly following the recent downgrade in credit rating) and should improve as they establish independent credit histories.

6.4.6 Lack of Track Record

Neither AGL Energy nor AGL Infrastructure have track records of operation as standalone companies, notwithstanding that they have operated somewhat autonomously within AGL's existing structure. Both companies are to establish new boards and management teams and develop standalone organisational infrastructure. In particular, both companies are to appoint new Chief Executive Officers and Chief Financial Officers (although the AGL Infrastructure appointees are existing members of AGL's management team). Five of AGL's existing directors will continue as directors of AGL Energy and three existing directors will continue as directors of AGL Infrastructure. In that regard, there is a risk that the new management teams of either (or both) of the demerged companies may not develop effective working relationships amongst themselves and/or with their respective boards. Further, there is a risk that the new boards and senior management may over time recommend different business strategies to those envisaged in the Demerger Booklet. However, these risks should be mitigated by the relatively high level of continuity in both the boards and the operational management teams for both businesses in the short to medium term.

As AGL's businesses currently share information technology ("IT") systems, there is risk involved in the separation of the IT systems. The separation process has been designed to minimise disruption to the businesses, particularly AGL Energy which is reliant on the IT system for critical functions like billing.

While these organisational changes involve a degree of risk, and some implementation issues are likely to arise, change is a regular part of corporate development. Any negative impact is unlikely to be material.

6.4.7 New Corporate Identities

The retail and merchant energy business will own specified "AGL" trademarks, domain names and intellectual property and will operate under the name AGL Energy. AGL will be renamed AGL Infrastructure. As such, both companies will be required to rebrand all signage and stationery.

However, AGL Infrastructure will only have the right to use the "AGL" trademark for corporate branding purposes until December 2007 and will need to establish a new corporate identity. The cost of developing a new brand in the future has not been determined and is a matter for the new board and management of AGL Infrastructure. While there are risks in such rebranding, the nature of the infrastructure business (essentially "wholesale") means that branding is not critical to success and therefore this risk is not considered material. Furthermore, the infrastructure service business to be owned and operated by AGL Infrastructure already operates under its own brand name of Agility.

6.4.8 One-Off Transaction Costs

AGL has estimated that the total cash transaction costs of the proposed demerger will be approximately $52 million ($43 million after tax). These transaction costs include professional fees, stamp duty, insurance and the costs of establishing AGL Energy as a separate entity (including the costs of IT system reconfiguration and new corporate identities for both AGL Energy and AGL Infrastructure). In addition, there will be a non-cash provision for the writedown of current IT systems totalling $25 million. All of these transaction costs will be incurred by AGL Infrastructure. However, any costs in excess of $77 million will be shared equally between AGL Energy and AGL Infrastructure.

Of the cash costs, approximately $34 million are expected to have already been incurred at the time shareholders vote on the proposed demerger. Therefore, the additional cash transaction costs that will be incurred if the proposed demerger proceeds are approximately $10 million. Total cash transaction costs represent less than 1% of AGL's current market capitalisation.

6.5 Taxation Issues

6.5.1 Corporate Taxation

The proposed demerger is not expected to result in any capital gains tax or other tax related liability for AGL Infrastructure (formerly AGL) or AGL Energy.

The capital gains tax consequences of the demerger are set out in Division 125 of the Income Tax Assessment Act 1997 (Cth), which came into effect from 1 July 2002 ("the demerger provisions"). As a result of the demerger provisions, AGL expects that the transfer of certain businesses to AGL Energy and the separation of its energy business from its infrastructure business will have no capital gains tax implications for the company.

AGL has no carried forward revenue losses and no material capital losses. The capital losses that do exist are expected to be preserved within AGL Infrastructure.

Following the demerger, AGL Energy and AGL Infrastructure are to become head companies for two new consolidated groups under the Australian tax consolidation system.

6.5.2 Tax Consequences for Australian Resident Shareholders

The proposed demerger is not expected to give rise to any adverse tax consequences for Australian resident shareholders. Australian shareholders account for the majority of AGL's issued capital and the majority by number of shareholders.

Under the demerger provisions, Australian resident AGL shareholders will be eligible for rollover relief to defer the capital gains tax consequences of the CGT events relating to the capital reduction. AGL has applied for a class ruling from the Australian Taxation Office to confirm the Australian income tax consequences of the proposed demerger for AGL shareholders.

For a shareholder who elects to obtain relief pursuant to the demerger provisions, the tax consequences of the demerger are expected to be as follows:

- the cash amount to be notionally distributed to AGL shareholders pursuant to the demerger will comprise a capital reduction component of $3.00 per share. Any capital gain that may otherwise have arisen in relation to this capital reduction will be disregarded;
- the sum of the cost bases of the AGL Energy and AGL Infrastructure shares held by the shareholder immediately after the demerger will be equal to the cost base of the AGL shares held by the shareholder before the demerger. The cost base of the AGL shares will be apportioned between the cost base of the AGL Energy and AGL Infrastructure shares on the basis of anticipated or actual market values immediately following the demerger; and
- the CGT status of the shareholder's AGL Energy and AGL Infrastructure shares acquired under the demerger would be the same as the status of the shareholder's AGL shares. If the AGL shares were pre-CGT shares (that is, they had been acquired before 20 September 1985 and were therefore not subject to capital gains tax), the AGL Energy and AGL Infrastructure shares will be treated as pre-CGT shares.

For a shareholder who does not elect to obtain demerger relief pursuant to the demerger provisions, the CGT consequences of the proposed demerger are expected to be as follows:

- the shareholder will realise a capital gain to the extent that the capital reduction notionally distributed ($3.00 per share) is greater than the cost base of the AGL shares held by the shareholder. Any capital gain may be eligible for the CGT discount concession;
- the sum of the cost bases of the AGL Energy and AGL Infrastructure shares held by the shareholder immediately after the demerger will be equal to the cost base of the AGL shares held by the shareholder before the demerger. The cost base of the AGL shares will be allocated between the cost base of the AGL Energy and AGL Infrastructure shares on the basis of market values; and
- the AGL Energy shares transferred to the shareholder will be post-CGT shares (i.e. acquired on or after 20 September 1985), regardless of the CGT status of the shareholder's AGL shares.

Any deemed dividend (that is, the amount (if any) by which the actual market value of AGL Energy shares on demerger implementation date exceeds the aggregate capital reduction) will not be assessable to AGL shareholders.

6.5.3 Tax Impact on Non-Australian Resident Shareholders

Grant Samuel understands that AGL shareholders who are not residents of Australia should not be subject to the Australian CGT rules unless they hold (together with their associates) at least 10% (by value) of AGL Energy shares or AGL Infrastructure shares any time within the five years preceding a disposal or other CGT event in relation to those shares.

The non-Australian taxation implications for other non-Australian resident shareholders will depend on the country of domicile of the shareholder. Non-Australian residents should seek their own taxation advice in relation to the taxation impact of the demerger.

6.5.4 Disclaimer

The analysis set out above outlines the major tax consequences of the proposed demerger and should be viewed as indicative only. It does not purport to represent formal tax advice regarding the taxation consequences of the demerger for shareholders. Further details on the taxation consequences of the proposed demerger for Australian resident shareholders are set out in the Demerger Booklet. In any event, the tax consequences for shareholders will depend upon their individual circumstances. If in any doubt, shareholders should consult their own professional adviser.

6.6 Other

6.6.1 Index Weighting and Impact on Liquidity

AGL currently has a market capitalisation of approximately $8.2 billion (increased from $6.6 billion at announcement) and is included in all the major S&P/ASX market indices. The proposed demerger will result in AGL being split into two smaller companies. The reduction in size may potentially reduce liquidity and therefore reduce the attractiveness of AGL Energy and AGL Infrastructure for some investors. In recent years, it appears that companies with larger market capitalisations have attracted greater investor interest reflecting, at least in part, the deep and liquid market for their shares and their relative importance to the performance of the market in general.

While AGL Energy and AGL Infrastructure will have smaller market capitalisations than AGL, it should be recognised that:

- both AGL Energy and AGL Infrastructure will be substantial companies in their own right;
- both AGL Energy and AGL Infrastructure are expected to be in the top 100 companies on the ASX and be included in all the leading domestic indices (including the S&P/ASX 200 which is the key index for institutional investment purposes);
- index based investors are likely to continue to need to hold both AGL Energy and AGL Infrastructure shares;
- both AGL Energy and AGL Infrastructure would largely retain, at least initially, AGL's relatively open and diverse share register, which should promote deep and liquid markets for their shares; and
- while AGL is a reasonably liquid stock (72% annual turnover), it is not highly liquid.

The impact of the proposed demerger on the liquidity of shares in the demerged companies, and the consequent impact on investor interest, is difficult to predict with any confidence. However, in Grant Samuel's view the adverse effect on investor interest of lower liquidity (if any) is unlikely to be significant.

6.6.2 Ineligible Overseas Shareholders

Ineligible overseas shareholders (i.e. AGL shareholders with registered addresses outside Australia, New Zealand, Japan, Hong Kong Singapore, the United Kingdom or the United States of America) will not be entitled to receive AGL Energy shares. They will give up some of their economic interest in AGL and lose their exposure to the energy business. They may also have to pay tax on any profit on that disposal (in their country of residence). However:

- their AGL Energy shares will be sold for market value;
- they can acquire AGL Energy shares through the ASX following the listing if they wish to retain an exposure; and
- shareholders representing less than 1% of AGL's issued capital are expected to be impacted by these provisions.

6.7 Conclusion

In Grant Samuel's opinion, the proposed demerger is in the best interests of AGL shareholders. AGL shareholders are likely to be ultimately better off if the demerger is implemented than if it is not, notwithstanding the costs, disadvantages and risks.

In essence, the current investment of AGL shareholders will be simply split into two parts, a shareholding in AGL Infrastructure and a separate shareholding in AGL Energy. There will be no change in the underlying economic interests of shareholders (unless they choose to sell shares in either company).

AGL is a substantial Australian energy company with operations spanning the energy sector from production and generation through transmission and distribution to retailing. While there are benefits from a vertically integrated business model, there are also drawbacks. AGL believes its ability to acquire or develop infrastructure assets is hampered by the gearing constraints imposed by its current structure as well as by difficulties in balancing its earnings and cash flow profiles with the sharemarket requirement for consistent earnings growth. For example, the PNG Australian Gas Pipeline is expected to be a very significant asset providing substantial growth in the long term but, as with most infrastructure development projects, it is expected to be earnings per share decretive initially even though cash flows at that time may be relatively strong. This would almost inevitably have adverse consequences for AGL's sharemarket performance over the short to medium term.

The current sharemarket environment in which there is strong demand for "pure play" infrastructure assets and infrastructure investment opportunities (including the impending development of the PNG Australian Gas Pipeline) provides an impetus for structural change. The key benefits expected to arise from the proposed demerger are:

- enhanced ability to pursue growth opportunities in infrastructure (whether by acquisition, organic development or greenfields development) as the market rating of pure infrastructure businesses is largely based on distribution yield rather than accounting earnings. AGL Energy will also be better placed to grow because of its financial capacity;
- the ability to put in place more appropriate financial structures. The infrastructure business can be geared more highly without adversely affecting the retail and merchant energy business;
- the potential for a higher aggregate sharemarket valuation of the two companies compared to AGL because of the way in which the market tends to apply different valuation metrics to the different businesses (although AGL disclosure results in a high level of transparency that should enable the market to "accurately" value AGL in its current form);
- the demerged companies should be more attractive as takeover targets;
- shareholders will have more flexibility to manage their investment exposures; and
- increased management and board focus combined with market disciplines should facilitate organisational change and lead to operational improvements for each demerged company.

Arguably these benefits are not individually compelling but, collectively, they are meaningful. Over time, these factors should lead to enhanced shareholder value relative to the status quo. The potential benefits of the proposed demerger appear to have been confirmed by the 24.1% increase in AGL's share price since announcement on 31 October 2005 (although it is not possible to isolate the impact of the acquisition of Southern Hydro from the announcement of the demerger).

At the same time it should be recognised that:

- the split into two businesses will not suit all shareholders. Some may have a view that the "integrated" model provides benefits and makes AGL a more attractive investment opportunity through its balance of regulated and unregulated activities, its mix of low risk businesses and some growth options. However, they can preserve this position by continuing to own shares in both companies and the reality is that, because of the need to effectively

"ring fence" the regulated business, there is little operational benefit from the current vertical integration of AGL;

- the reduced financial size of the demerged companies will limit their ability to take on large investment exposures relative to the current AGL;
- the benefits are, at least to some extent, a matter of investor perception and a demerger is not a guarantee of future absolute performance. The issue is whether performance is likely to be better relative to what it would have been in the absence of the demerger;
- there is an element of fashion in these kinds of restructurings. While the creation of "pure play" low risk infrastructure investment vehicles is appealing, it is notable that the listed property trust sector has arguably been following a reverse trend in the past two years with passive investment vehicles seeking to obtain higher growth/higher risk assets to satisfy investor requirements (i.e. to become more like the current AGL). On the other hand, businesses must respond to changing market conditions and requirements and the listed property trust sector changes were primarily driven by internalisation of management (already in place with the new AGL companies) and AGL Infrastructure will have growth options (e.g. Agility, PNG Australian Gas Pipeline); and
- should the demerger not proceed, AGL is still a well placed business with a comprehensive presence across the energy sector and attractive growth options such as the PNG Australian Gas Pipeline. The main negatives would be AGL's ongoing market rating and the ability to grow its infrastructure business (including developing and retaining AGL's full interest in the PNG Australian Gas Pipeline) without further adverse sharemarket consequences.

None of the benefits are proveable or easily quantifiable and, accordingly, evaluation of the proposed demerger is essentially subjective. However, having regard to the nature of the demerger and the limited negative consequences, it is Grant Samuel's judgement that AGL shareholders are likely to be better off ultimately if the demerger proceeds.

6.8 Shareholder Decisions

The decision of each shareholder whether to vote in favour of the proposed demerger is a matter for individual shareholders based on each shareholder's views as to value and future market conditions and their particular circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. In particular, taxation consequences may vary from shareholder to shareholder. Shareholders who are in doubt as to what action they should take in relation to the proposed demerger should consult their own professional adviser.

Any decision to continue to hold shares in AGL Energy or AGL Infrastructure is a separate investment decision upon which Grant Samuel does not offer an opinion. Shareholders should consult their own professional adviser in this regard.

7 Impact on Creditors

To effect the demerger, a capital reduction of $1.37 billion will be notionally paid to AGL shareholders but will be applied on behalf of shareholders to the purchase of shares in AGL Energy. There will be a reduction in AGL's shareholders' funds of approximately $3.60 billion as a result of the capital reduction and other impacts of the demerger and future earnings will be reduced by removal of the contribution from the energy business. By definition, any reduction in the equity base of a company disadvantages creditors as it reduces the company's capacity to meet the claims of creditors. Further, under the proposed demerger AGL is to be split into two independent companies. Creditors of AGL (and its subsidiaries) will become creditors of either AGL Energy (and its subsidiaries) or AGL Infrastructure (and its subsidiaries). AGL Infrastructure will retain the majority of AGL's external borrowings and AGL Energy will retain a cash balance of $19.9 million and $316.0 million of external borrowings.

In Grant Samuel's opinion, existing AGL creditors will not be materially prejudiced by the capital reduction. The reasons are:

- AGL Energy and AGL Infrastructure will remain substantial companies in their own right:

Impact of Demerger on Pro Forma Financial Parameters (AIFRS basis)

	Year end 30 June 2005		
	AGL[52] pro forma	AGL Energy pro forma	AGL Infrastructure pro forma
Financial Performance ($ million)			
Revenue	3,883.8	3,557.4	771.0
EBITDA[53]	706.0	307.5	388.0
EBIT[53]	547.9	259.2	278.2
EBITDA plus equity accounted associates	786.7	336.6	439.6
EBIT plus equity accounted associates	628.6	288.3	329.8
Financial Position ($ million)			
Total assets	10,085.9	4,725.5	5,360.4
Net borrowings	3,240.1	296.1	2,944.0
Shareholders' funds	4,626.4	3,611.3	1,015.1
Gearing Metrics			
Book gearing	40.2%	7.6%	74.4%
Leverage ratio		1.0x	7.6x
Interest cover		16.0x	2.0x
Capital service ratio		1.5x	1.1x
Gearing Metrics (incl. equity accounted associates and joint venture entities)			
Leverage ratio		0.9x	6.7x
Interest cover		17.5x	2.3x
Capital service ratio		1.6x	1.2x

Source: Demerger Booklet and Grant Samuel analysis[54]

AGL Energy will have low net debt initially. AGL Infrastructure will be relatively highly geared but only to levels broadly comparable to gearing levels in the infrastructure sector (see Section 6.4.3). This high gearing is considered to be sustainable because of the stability of the underlying operating cash flows. AGL Infrastructure is expected to generate strong operating cash flows which will be available to reduce gearing levels and improve interest cover over a relatively short period of time;

52 Refer to commentary on the basis of AGL pro forma financial performance set out in Section 5.4 of this report.

53 Excluding share of net profits of associates and joint ventures accounted for using the equity method and the impact of Southern Hydro and PNG Upstream Gas Project (AGL and AGL Energy).

54 Gearing analysis calculated by reference to the pro forma financial performance for the year ending 30 June 2005, the pro forma financial position at 30 June 2005, pro forma net interest based on 6.5% of pro forma net borrowings at 30 June 2005 for each entity and cash distributions as anticipated for 2006 for AGL on a standalone basis and the anticipated 2007 dividend payments for AGL Energy and AGL Infrastructure.

- AGL has investment grade credit ratings from major ratings agencies as follows:

AGL – Credit Ratings	
Agency	**Rating**
Standard & Poor's (formal)	BBB/A-2
Moody's Investors Service (formal)	Baa1
Fitch Ratings (informal)	BBB+/F2

  Standard & Poor's has indicated that AGL Energy and AGL Infrastructure are expected to retain investment grade credit ratings (i.e. AGL Energy BBB+ Stable and AGL Infrastructure BBB Stable) following the demerger, at least initially;

- AGL Infrastructure will retain the majority of AGL's external borrowings including the bridging facility utilised to complete the acquisition of Southern Hydro on 30 November 2005. This facility is expected to be syndicated prior to the effective date of the demerger, 31 March 2006. The providers of the bridging facility have made (and new lenders on the proposed syndication will make) their own judgements as to the financial risk of AGL in the full knowledge of its position. These funding commitments by third party lenders suggest that the financial gearing of AGL Infrastructure is reasonable;

- trade creditors are exposed to the credit risk of the individual companies with which they trade (and only have direct recourse to that entities assets). The capital reduction has no financial impact on most of these entities and creditors will remain exposed to those particular entities. To the extent creditors also depend on the overall financial health of the group:

  - trade creditors of the energy business will effectively transfer to the new AGL Energy group which has very low gearing;
  - this transfer will reduce the level of trade creditors in the AGL Infrastructure group (relative to AGL); and
  - the points above concerning the overall position of the two new groups apply.

  In any event, most trade creditors are short term in nature (i.e. repayable within, say, 60 days at any point in time) and they will therefore have the opportunity to reassess for themselves whether or not they wish to grant continued credit to either AGL Energy or AGL Infrastructure;

- there is no net cash outflow (except for transaction costs) from the AGL group as a whole as a consequence of the proposed demerger (as the capital reduction and deemed demerger dividend are reinvested); and

- the directors of AGL have stated that in their opinion the proposed demerger will not affect AGL's ability to pay creditors or meet debts as and when they fall due.

Grant Samuel makes no warranty, express or implied, as to the potential recoverability of existing or contingent debts owed by AGL as at the date of this report or at any subsequent time. Future creditors must rely on their own investigations of the financial positions of AGL Energy and AGL Infrastructure.

8 Qualifications, Declarations and Consents

8.1 Qualifications

The Grant Samuel group of companies provide corporate advisory services (in relation to mergers and acquisitions, capital raisings, debt raisings, corporate restructurings and financial matters generally), property advisory services and manages property funds. The primary activity of Grant Samuel & Associates Pty Limited is the preparation of corporate and business valuations and the provision of independent advice and expert's reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Since inception in 1988, Grant Samuel and its related companies have prepared more than 345 public independent expert and appraisal reports.

The persons responsible for preparing this report on behalf of Grant Samuel are Stephen Wilson MCom (Hons) CA (NZ) SF Fin, Caleena Stilwell BBus CA F Fin and Atagün Bensan BSc (Hons) LLB. Each has a significant number of years of experience in relevant corporate advisory matters. Talia Perry BCom/BSc assisted in the preparation of parts of this report. Each of the above persons is an authorised representative of Grant Samuel pursuant to its Australian Financial Services Licence under Part 7.6 of the Corporations Act.

8.2 Disclaimers

It is not intended that this report should be used or relied upon for any purpose other than as an expression of Grant Samuel's opinion as to whether the proposed demerger is in the best interests of shareholders and whether the capital reduction is materially prejudicial to AGL creditors. Grant Samuel expressly disclaims any liability to any AGL shareholder who relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose whatsoever.

This report has been prepared by Grant Samuel with care and diligence and the statements and opinions given by Grant Samuel in this report are given in good faith and in the belief on reasonable grounds that such statements and opinions are correct and not misleading. However, no responsibility is accepted by Grant Samuel or any of its officers or employees for errors or omissions however arising in the preparation of this report, provided that this shall not absolve Grant Samuel from liability arising from an opinion expressed recklessly or in bad faith.

Grant Samuel has had no involvement in the preparation of the Demerger Booklet issued by AGL and has not verified or approved any of the contents of the Demerger Booklet. Grant Samuel does not accept any responsibility for the contents of the Demerger Booklet (except for this report).

8.3 Independence

Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with AGL that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the proposed demerger. Grant Samuel advises that:

- Grant Samuel was appointed by AGL in March 2001 to prepare an independent expert's report in relation to a transaction which did not proceed and therefore the report was not completed;
- Grant Samuel Debt Structuring & Advisory Pty Limited, a related company of Grant Samuel, has been engaged by certain Papua New Guinea provincial governments to provide advisory services in relation to the PNG Upstream Gas Project;
- Grant Samuel was retained by APT in 2004 to prepare certain valuations for tax consolidation purposes; and
- over the last five years Grant Samuel & Associates Limited, a New Zealand related company of Grant Samuel, has prepared independent reports in relation to NGC, a former subsidiary of AGL.

In addition, a Grant Samuel group executive holds a parcel of less than 6,000 shares in AGL.

Grant Samuel had no part in the formulation of the proposed demerger. Its only role has been the preparation of this report.

Grant Samuel will receive a fixed fee of $375,000 for the preparation of this report. This fee is not contingent on the outcome of the proposed demerger. Grant Samuel's out of pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report.

Grant Samuel considers itself to be independent in terms of Practice Note 42 issued by the ASIC (previously known as Australian Securities Commission) on 8 December 1993.

8.4 Declarations

AGL has agreed that it will indemnify Grant Samuel and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of the report. This indemnity will not apply in respect of the proportion of any liability found by a court to be primarily caused by any conduct involving gross negligence or wilful misconduct by Grant Samuel. AGL has also agreed to indemnify Grant Samuel and its employees and officers for time spent and reasonable legal costs and expenses incurred in relation to any inquiry or proceeding initiated by any person. Where Grant Samuel or its employees and officers are found to have been grossly negligent or engaged in wilful misconduct Grant Samuel shall bear the proportion of such costs caused by its action. Any claims by AGL are limited to an amount equal to the fees paid to Grant Samuel.

Advance drafts of this report were provided to AGL and its advisers. Certain changes were made to the drafting of the report as a result of the circulation of the draft report. There was no alteration to the methodology, evaluation or conclusions as a result of issuing the drafts.

8.5 Consents

Grant Samuel consents to the issuing of this report in the form and context in which it is to be included in the Demerger Booklet to be sent to shareholders of AGL. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of Grant Samuel as to the form and context in which it appears.

8.6 Other

The accompanying letter dated 13 February 2006 forms part of this report.

Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act. The Financial Services Guide is set out at the beginning of this report.

GRANT SAMUEL & ASSOCIATES PTY LIMITED
13 February 2006

Grant Samuel & Associates

Attachment C

Valuation Review Report – Gas Network assets



KPMG

KPMG Corporate Finance (Aust) Pty Ltd
Australian Financial Services Licence No. 246901
10 Shelley Street
Sydney NSW 2000

P O Box H67
Australia Square 1213
Australia

ABN: 43 007 363 215
Telephone: +61 2 9335 7000
Facsimile: +61 2 9335 8021
DX: 1056 Sydney
www.kpmg.com.au

The Directors
The Australian Gas Light Company
72 Christie Street
St Leonards
NSW 2065

13 February 2006

Dear Sirs

Valuation review - Gas Network assets

1 Introduction and Scope

On 31 October 2005, The Australian Gas Light Company ("AGL") announced a proposal to separate its retail and merchant energy business and its infrastructure and services business into two separately listed companies (the "proposed demerger"). The proposed demerger is to be effected by a scheme of arrangement between AGL and its shareholders.

Prior to the demerger being completed and as part of AGL's transition to AIFRS effective 1 July 2004, an election has been made in accordance with AASB 1 "First time Adoption of Australian Equivalents to International Financial Reporting Standards", to measure its New South Wales gas distribution network property, plant and equipment (the "Network Assets") at fair value and use that fair value as the deemed cost of the Network Assets. This has resulted in an increase of $1,578 million in the carrying value of the Network Assets.

You have requested KPMG Corporate Finance (Aust) Pty Ltd ("KPMG") review the internal valuation prepared by AGL to support the revaluation of the Network Assets (the "Valuation") and provide an opinion as to whether:

- the methodology adopted in the Valuation is appropriate
- the revised carrying value of the Network Assets is not unreasonable.

We acknowledge that our opinion will be included in the Scheme Booklet to be prepared by AGL for distribution to the shareholders.

The table below summarises the market value determined for the Network Assets, and the resulting increase over the previous carrying value. We note that the valuation amount is at the lower end of the valuation range determined by AGL for the Network Assets.

Table 1: Summary of value

$m	Valuation amount	Carrying value	Increase in carrying value
Network Assets	2,785	1,207	1,578

Source: AGL Valuation model

2 Summary of opinion

On the basis of the work undertaken in completing our review, we are of the opinion that:

- the methodology adopted in the Valuation is appropriate
- the revised carrying value of the Network Assets is not unreasonable.

We note that KPMG has undertaken a review only of the valuation of the Network Assets and accordingly does not express an opinion as to the specific value that should be adopted by AGL in revising the carrying value of the Network Assets. However, we have undertaken sufficient review and analysis of the information presented to us to form our opinion.

Our detailed reasons for forming our opinion are set out in the remainder of this report.

3 Summary of the AGL Valuation

3.1 Overview and methodology

AGL has provided KPMG with a detailed model to support its assessment of the market value of the Network Assets.

The Valuation has been prepared using a Discounted Cash Flow methodology. In applying this methodology, AGL have:

- used earnings before interest and depreciation as the basis for the cash flows, adjusting the earnings for expected capital expenditure and working capital requirements
- forecast cash flows over a 20 year period
- applied a discount rate based on a Weighted Average Cost of Capital ("WACC")
- applied a terminal value for the period beyond the specific forecast period of 20 years.

The value determined under the Discounted Cash Flow methodology has been cross-checked for reasonableness to the Regulated Asset Value ("RAV") multiples of listed comparable companies and market transactions.

3.2 *Key assumptions*

The key assumptions applied by AGL in the Valuation are set out below.

Discount rate

The discount rate adopted is a nominal after tax WACC, which has been appropriately applied to the forecast after tax, pre-financing charges cash flow stream.

The individual inputs have been determined with reference to market parameters, including the risk free rate, market risk premium and beta adopted in the calculation of the Cost of Equity. The Cost of Debt has been determined with reference to AGL's current borrowing cost and capability.

Terminal value

The terminal value adopted by AGL has been based on the Gordon Growth formula, using a perpetual growth rate of 2.5%. The Gordon Growth formula is a widely accepted approach for calculating terminal value. The 2.5% growth rate was considered to be reflective of the long term growth expectations in the Australian economy.

Revenue growth

Forecast revenue is impacted by assumptions on price and volume, which are consistent with the IPART decision released in April 2005.

Cost base

The operating cost base is forecast to grow broadly in line with revenue, although efficiency gains outlined in the IPART decision result in a marginally lower growth rate in costs as compared to revenue.

Capital expenditure

Capital expenditure is largely stable over the forecast period and is consistent with the expected increases in volume as set out in the IPART decision. The capital expenditure increases in line with inflation, although there is a spike in 2007 as a result of a specific project planned for that year.

4 KPMG Review

4.1 Overview

In preparing our opinion, we have carried out the following procedures:

- held discussions with AGL management with respect to the basis of the assumptions referred to in Section 3.2 and the preparation of the valuation model to establish whether the valuation was prepared on a reasonable basis given the nature of the Network Assets
- reviewed the valuation model prepared by AGL
- considered the Scheme Booklet to be issued in relation to the proposed demerger
- considered the valuation parameters of listed industry participants and market transactions.

The key issues considered in completing our review are summarised in the remainder of this section.

4.2 Methodology

AGL has applied a DCF methodology, with a RAV multiple used as a cross-check, in determining the market value of the Network Assets.

Market value has appropriately been defined as the value that a hypothetical prudent purchaser, who is a willing but not anxious buyer, would be prepared to pay to a seller, who is willing but not anxious to sell a given asset, in circumstances where both buyer and seller have full access to all relevant operational and financial information.

We consider the application of a DCF methodology to be appropriate in valuing the Network Assets as:

- long term forecasts for the Network Assets can be reliably estimated
- significant capital expenditure is expected over the life of the Network Assets.

It is also prudent for any valuation range to be cross-checked for reasonableness using an alternative valuation methodology. Whilst there are a number of methodologies which could have been applied in completing such a cross-check, we consider the use of a RAV multiple to be appropriate given:

- the regulated nature of the Network Assets
- the consistency of the comparable information on RAV multiples.

4.3 *AGL value conclusion*

In addition to reviewing the methodology adopted by AGL in the Valuation, we have also considered the appropriateness of the value determined for the Network Assets. In doing so we have:

- considered the consistency of the multiples implied by the Valuation to those of comparable listed entities or known public transactions
- considered the valuation relative to the RAV of the Network Assets.

Based on our review, we do not consider the Valuation of the Network Assets to be unreasonable. Further, we note that the Valuation is consistent with the valuation range determined by KPMG when valuing the Network Assets as at 30 June 2003 for taxation purposes.

5 Qualifications on our opinion

Our opinion has been prepared subject to the following:

- the financial information supplied by AGL, as set out in Appendix 2, is the prime basis of this engagement. In preparing our analysis we have relied upon the accuracy and completeness of the information provided to us. We have not performed anything in the nature of an audit or financial due diligence on the information provided for this opinion. No warranty of accuracy or reliability is given by KPMG or its affiliated companies and their respective officers and employees in relation to this information
- we have considered the prospective financial information included in the Network Assets Valuation model and the basis of the underlying assumptions. Whilst AGL management are responsible for this information, after due enquiry and analysis, KPMG believes that the financial information has been prepared on a reasonable basis
- we note that our procedures did not include re-performing the valuation or auditing the arithmetic accuracy of the detailed model supporting AGL's assessment of the market value of the Network Assets
- we note that the forecasts and projections supplied to us are, by definition, based upon assumptions about events and circumstances that have not yet transpired. Accordingly we give no assurance that any forecast results will be achieved and consequently any future variation between the actual results and any prospective financial information utilised in this opinion may affect the relevance of this valuation to its instructed purpose
- the opinion of KPMG is based on prevailing market, economic and other conditions at the date of this report. Conditions can change over relatively short periods of time. Any subsequent changes in these conditions could impact upon value either positively or negatively

- this report cannot be used for any purpose other than as described above. Other than as specifically identified elsewhere in this report, neither the whole nor any part of this report nor any reference thereto may be included in or with or attached to any document (including electronically), circular, resolution, letter or statement, or released externally to any other party without the prior written consent of KPMG as to the form and context in which it appears.

Yours faithfully

Ian Jedlin
Executive Director

Appendix 1 – Qualifications and declarations

Qualifications

KPMG Corporate Finance Pty Ltd is the holder of an Australian Financial Services Licence, No 246901, under the Corporations Act 2001 and is controlled by the partners of KPMG, Chartered Accountants.

KPMG is a long established firm of chartered accountants which provides a full range of professional services, including advising on valuations, acquisitions, take overs, restructuring Proposals, reorganisations and related matters. The individual responsible for the preparation of this report is Mr Ian Jedlin.

Ian Jedlin is a partner in the firm KPMG, an Executive Director in KPMG Corporate Finance, an Associate of the Institute of Chartered Accountants in Australia, holds a Master of Commerce from the University of New South Wales, an Associate of the Securities Institute of Australia and has had in excess of 15 years' experience in the preparation of independent reports on the valuation of shares and businesses.

Declarations

The statements contained in the report are given in good faith and have been derived from information believed to be reliable and accurate. We have examined this information and have no reason to believe that any material factors have been withheld from us.

During the course of this engagement, KPMG provided draft copies of this opinion to AGL for comment as to factual accuracy, as opposed to opinions, which are the responsibility of KPMG alone. Changes made to this document as a result of these reviews have not changed the opinions reached by KPMG.

KPMG was engaged in 2004 to undertake a valuation of the Network Assets for taxation purposes as at 30 June 2003.

Interests

KPMG is entitled to receive a fee for the preparation of this report. Except for these fees, KPMG has not received and will not receive any pecuniary or other benefit whether direct or indirect for or in connection with the preparation of this report.

KPMG is currently engaged by AGL to undertake other advisory work. KPMG and AGL do not consider these existing engagements affect its ability to undertake this independent review.

Employees of KPMG may hold securities in AGL, however, no individual involved in the preparation of this report, or review thereof, holds a direct interest in AGL securities.

Consent

KPMG consents to the issue of this report by AGL in conjunction with its Notices of Meeting.

Neither the whole nor any part of this report nor any reference thereto may be included in or with or attached to any document, circular, resolution, letter or statement without the prior written consent of KPMG to the form and context in which it appears.

Responsibility

KPMG has prepared this report on the basis of information available as at the date of this report. Other than as specifically set out in this report, nothing in this report should be taken to imply that KPMG has verified any information supplied to us, or has in any way carried out an audit of the books of account or other records of AGL for the purposes of this report. We have considered and relied upon information provided by the management of AGL, which after due enquiry, we believe to be reliable, complete and not misleading. We have no reason to believe that any material facts have been withheld from us but do not warrant that our inquiries have revealed all of the matters which an audit or extensive examination might disclose. The statements and opinions included in this report are given in good faith, and in the belief that such statements and opinions are not false or misleading.

We note that any forecasts and projections as supplied to us are based upon assumptions about events and circumstances that have not yet transpired. Accordingly, KPMG cannot provide any assurance that the estimates will be representative of the results which will actually be achieved during the forecast period.

Indemnity

AGL has indemnified KPMG against any losses, claims, damages and liabilities arising out of reliance by KPMG on information provided by AGL or its representatives which is subsequently found to be false or misleading or not complete. Complete information is deemed to be information which at the time of completing this report should have been available to KPMG and would have reasonably been expected to have been made available to KPMG to enable us to form our opinion.

Appendix 2 – Sources of Information

In forming our opinion, we have considered the information set out below.

- The Network Assets valuation model
- AGL WACC Paper
- financial information from Bloomberg, Thompson Financial Securities, Aspect Huntley and Connect 4.

We note that we have had the opportunity to discuss the business operations relating to the Network Assets with AGL Management.

FINANCIAL SERVICES GUIDE

Dated 13 February 2006

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Directory

The Australian Gas Light Company

ACN 052 167 405

Registered office

72 Christie Street
St Leonards NSW 2065

Telephone +61 2 9921 2999
Facsimile +61 2 9921 2552
Website www.agl.com.au

Postal address

Locked Bag 1837
St Leonards NSW 2065

Principal Legal Advisor

Gilbert + Tobin
Level 37, 2 Park Street
Sydney NSW 2000

Legal Advisor

Blake Dawson Waldron
Grosvenor Place
225 George Street
Sydney NSW 2000

Taxation Advisor

Greenwoods & Freehills Pty Limited
Level 35, MLC Centre
Martin Place
Sydney NSW 2000

Principal Financial Advisor

Goldman Sachs JBWere Pty Ltd
Level 16, 101 Collins Street
Melbourne Victoria 3000

Financial Advisor

UBS AG, Australia Branch
Level 25
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

Independent Expert

Grant Samuel & Associates Pty Limited
Level 19, Governor Macquarie Tower
1 Farrer Place
Sydney NSW 2000

Investigating Accountant

Deloitte Touche Tohmatsu
225 George Street
Sydney NSW 1217

Share Registry

Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000

Telephone 1800 824 522 (within Australia)
+61 2 8280 7012 (International)

Notes

AGL

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/02/2006

TIME: 09:19:06

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Scheme Booklet Analyst Presentation

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL

Demerger – Scheme Booklet Release

13 February 2006

Disclaimer

The information in this presentation:

- is not an offer or recommendation to purchase or subscribe for securities in The Australian Gas Light Company or to retain any securities currently held
- does not take into account the potential and current individual investment objectives or the financial situation of investors
- was prepared with due care and attention and is current at the date of the presentation

Actual results may materially vary positively or negatively from any forecasts (where applicable) in this presentation. Before making or varying any investment in securities in The Australian Gas Light Company, all investors should consider the appropriateness of that investment in light of their individual investment objectives and financial situation and should seek their own independent professional advice.

Agenda

➢ Demerger Overview	Graham Reaney
➢ Scheme Booklet Details ◆ AGL Energy ◆ AGL Infrastructure	Greg Hayes
➢ Conclusion	Graham Reaney
➢ Questions and Answers	
➢ Appendices	

AGL

Demerger Overview

Graham Reaney
Chairman of the Due Diligence Committee

Impact of Demerger on Shareholdings



Before the Demerger
AGL Shareholders
1 AGLShare
AGL
Energy
Retail
Wholesale Electricity
Wholesale Gas
Infrastructure
Gas Distribution Networks
Electricity Distribution Networks
Gas Transmission Pipelines
Contracted Power Generation
Agility
After the Demerger
AGL Shareholders
1 AGL Energy Share
1 AGL Infrastructure Share
AGL Energy
Retail
Wholesale Electricity
Wholesale Gas
AGL Infrastructure
Gas Distribution Networks
Electricity Distribution Networks
Gas Transmission Pipelines
Contracted Power Generation
Agility

Company Highlights

AGL

AGL Energy

- One of Australia's largest listed energy companies
  - Largest channel to market in eastern Australia
- 'Locked in' growth opportunities
  - Upstream Gas: PNG Gas project, organic growth in Sydney Coal Seam Methane
  - Power Generation:
    - Gas: QLD, SA & NSW,
    - Hydro: VIC
    - Wind farm development: SA & VIC
    - Retail: QLD Full Retail Contestability
- Dividends fully franked, pay-out ratio ~60% of EPS
- Significant funding capacity to pursue growth opportunities
- Capital structure providing future flexibility: BBB+ stable rating

AGL Infrastructure

- One of Australia's largest listed infrastructure companies differentiated by:
  - Fully internalised model
  - No fee leakage
- 'Locked in' growth opportunities
  - Organic network expansion ,PNG Pipeline, Agility, Wind Farm
- Fully franked dividends supported by operating cash flow after maintenance capital
- Significant retained earnings to facilitate ongoing dividend payments
- Appropriate, sustainable capital structure: BBB stable rating

'Base Case' Dividend Outlook

- Both companies expected to deliver market competitive distributions from existing, underlying 'base case' business before impact of potential acquisitions

Cents per share	2005 Actual	2006 Outlook	2007 Outlook
AGL	**63.0**	**31.0**	
AGL Infrastructure		**16.0-17.0**	**35.5-36.5**
AGL Energy		**17.5–19.5**	**40.0–43.0**
Total	**63.0**	**64.5–67.5**	**75.5–79.5**
Dividend Growth (YoY)[1]	**–**	***4.8%***	***17.4%***
Franking Capacity	**95%**	**100%**	**100%**

- Dividend policy
  - AGL Infrastructure is expected to pay out the majority of its free cash flow - operating cash flow after maintenance capital
  - AGL Energy is expected to pay out approximately 60% of EPS

1. Full year growth assessed from mid point.

Capital Structure and Funding Overview (Pro forma as at 30 June 2005)

AGL

- Significant, flexible and sustainable capital structures to pursue growth opportunities

$million	AGL Group	AGL Infrastructure	AGL Energy
Current debt	**236**	**236**	**–**
Non current debt	**3,409[1]**	**3,093**	**316**
Total debt	**3,645**	**3,329**	**316**
Cash	**405**	**385**	**20**
Net debt	**3,240**	**2,944**	**296**
Total equity	**4,626**	**1,015**	**3,611**
S&P Credit Rating[2]	**BBB**	**BBB**	**BBB+**

- AGL Energy net debt of ~$300m reflects changes post demerger announcement:
  - Increase in PNG Upstream Gas Project acquisition price as a result of transaction brought forward
  - Refinement of capital structure of demerged entities including finalisation of the rating position for AGL Infrastructure

1. Includes $2bn raised to fund Southern Hydro and PNG Upstream Gas Project
2. Indicative for AGL Energy and AGL Infrastructure

AGL

Scheme Booklet Details

Greg Hayes
Chief Financial Officer

AGL

AGL Energy

Company Overview

AGL ENERGY

	Retail	Wholesale Electricity	Wholesale Gas
Businesses and assets	Australia's largest energy retailer and supplier of gas and electricity ActewAGL retail business (50%) Elgas (50%)	Wholesale electricity contract portfolio Gas-fired power generation Renewable power generation Loy Yang Power (32.5%)	Wholesale gas contract portfolio PNG Upstream Gas Project (10%) Sydney CSM Project (50%) LPG production
Development and growth	Organic growth New markets	Gas-fired power generation Renewable power generation – hydro and wind	PNG Upstream Gas Project Sydney CSM Project

Board and Management

Board:

Chairman	**Mark Johnson**
Non-executive Directors	**Charles Allen, David Craig, Carolyn Hewson, Max Ould**

CEO and Managing Director

Paul Anthony

Senior Management:

Phil James Group GM Retail Energy	**Michael Fraser** Group GM Merchant Energy	**Paul Flynn** Chief Financial Officer (Interim)	**Jane McAloon** Group Mgr Corporate & External Services/ Company Secretary	**Cesare Tizi** Chief Information Officer	**Gareth Bennett** Group Mgr People & Culture

Key Strengths

Retail

- Australia's largest retailer of gas, electricity and related services
  - 2.8m customer accounts (~1m dual fuel) across NSW, Victoria, South Australia and Queensland
  - 50/50 JV with ActewAGL Retail (~260,000 customer accounts)
- Strong brand recognition in core retail markets

Wholesale Gas

- Long term gas supply contracts providing portfolio flexibility
- Increasing presence in upstream gas markets providing growth opportunities

Financing

- Funding capacity for growth opportunities
- BBB+ stable rating from S&P

Wholesale Electricity

- Strong and diverse power generation portfolio
  - Base, peaking and intermediate
  - Natural hedge for retail business during periods of electricity price volatility
  - Reduces reliance on competitors for electricity purchases and provides greater influence on wholesale electricity costs
- Largest portfolio of non-government owned renewable generation
  - RECs provide ~54% of AGL Energy's long term requirements under MRET[1]

Established alliances

- ACTEW Corporation
- TEPCO
- BOC
- PNG Gas Producers

1. Includes Southern Hydro & Hallett Wind Farm

Strategy

Retail

- Growth within its existing retail markets
- Expand retail base into new markets when appropriate opportunities arise
- Ongoing development of initiatives to rationalise systems and processes to improve services to customers and reduce costs

Wholesale Electricity and Gas

- Take advantage of its retail and wholesale market position and scale to capture growth through development and acquisition of upstream gas and power generation assets

Growth – Existing Portfolio

- **Retail**
  - Largest gas and electricity customer and load in Eastern Australia
  - Queensland, Australia's fastest growing energy market
    - FRC (gas & electricity) to commence in 2007
    - Townsville Power Station off take agreements well advanced
- **Power Generation**
  - Loy Yang: lowest cost base load generator in Victoria, well positioned to benefit from future Victorian market growth
  - Hallett and Somerton: reliable generation histories, mitigate volatility of spot electricity prices during peak demand, Hallett 250MW expansion and 95MW wind farm
  - Southern Hydro: substantial, long life renewable asset providing greater flexibility to wholesale portfolio through fast start peaking capacity







Growth - Power Generation Opportunities

- 'Locked in' development/growth opportunities across key energy sources: Hydro, Wind and Gas
- Indicative development costs per MW: gas $1.0m, hydro $1.2m, wind $2.3m


2006
2007
2008
2009
2010
2011
Hallett - 95 MW (SA)
Bogong - 130 MW (Vic)
Hallett expansion - 250 MW (SA)
West Kiewa upgrade - 12 MW (Vic)
Townsville - 370 MW (Qld)
Leafs Gully stage 1 - 300 MW (NSW)
Bluff - 45 MW (SA)
Dollar - 79 MW (Vic)
Macarthur - 330 MW (Vic)
Leafs Gully stage 2 - 500 MW (NSW)
Hydro
Wind
Gas

Note: Hallett wind farm contracted. Macarthur, Dollar and Bluff subject to PPA with AGL Infrastructure which also has first right of refusal to acquire

Growth - PNG Upstream Gas Project


JUHA
PRL 2
PDL 1
PRL 11
PRL 12
ANGORE
HIDES
PRL 12
PDL 1
MORAN
PDL2
KUTUBU
PDL2 Kutubu Project
SE HEDINIA
PDL2
PDL4 Gobe Project
PDL4
GOBE
Gas Field
Oil Field
Existing Pipeline

- July 2005 AGL agreed to acquire a 10% interest in the PNG upstream Gas Project via
  - 11.9% in PDL2 (Kutubu oil project) and
  - 66.7% in PDL4 (Gobe Main and part of SE Gobe field)
- Finalised terms in January 2006
- 115m barrels of oil equivalent
- 100% of oil price exposure hedged over first four years, and then reviewed on a rolling basis going forward
  - Mix of swaps and put options on a sliding scale to adjust for production risk
- 1,500 PJ 20 year contract for gas with the PNG Gas Producers[1]
  - Conditional on PNG Australian Pipeline closing

1 Exxon Mobil, Oil Search, MRDC and Nippon Oil.

Growth - Sydney CSM Project



PEL 4
HUNTER
GAS PROJECT
Maitland
PEL 267
NEWCASTLE
PEL 441
WYONG
GAS PROJECT
PEL 2
CENTRAL COAST
PEL 5
SYDNEY
CAMDEN
GAS PROJECT
WOLLONGONG
N
1.0 PETROLEUM EXPLORATION LICENCES

- November 2005 formation of joint venture with Sydney Gas
- Development and production of CSM in Sydney Basin (Sydney CSM Project)
- Entered into a 10 year gas supply contract for 14.5 PJ/a
  - Option to extend for 5 years
- Assets acquired include 50% interest in:
  - PPL1
  - PPL2 (Hunter Gas & Wyong Gas projects)
  - PPL4 (Camden Gas project)
  - PEL2 (Sydney)
  - PEL5 (Sydney & Wyong)
  - PEL4 (Hunter)
  - PEL267 (Hunter)

AGL Infrastructure

Company Overview

AGL INFRASTRUCTURE

	Gas Distribution Networks	Electricity Distribution Networks	Gas Transmission Pipelines	Contracted Power Generation	Agility
Businesses and assets	**NSW Gas Network** **ActewAGL gas network** (50%) **Gas Valpo, Chile**	**Victorian Electricity Network** **ActewAGL electricity network** (50%)	**Australian Pipeline Trust** (30%)	**Wind powered generation** **Gas-fired power generation**	**Infrastructure services: Construction, operation and maintenance**
Development and growth	**Organic growth**	**Organic growth**	**PNG Australian Pipeline Project** (50%)* **Organic growth**	**Wind powered generation**	**Third party services**

* Subject to right of APT to acquire from AGL Infrastructure up to 20% interest

Board and Management

Board:

Chairman	**Graham Reaney**
Non-executive Directors	**Charles Allen, Sir Ron Brierley, Jeremy Maycock**

CEO and Managing Director

[illegible]

Senior Management:

Mark Harper Chief Operating Officer (including Agility)	**Ross Gersbach** Group Mgr Networks & Investments	**Tiernan O'Rourke** Chief Financial Officer	**Julian Peck** Group Mgr Business Development	**Craig Evans** Group Mgr Strategy & Planning	**Paul McWilliams** Group Mgr Corporate & Regulatory Services/ Company Secretary

Key Strengths

AGL

- **One of Australia's largest listed energy infrastructure companies**
  - Ownership, management and operation of energy infrastructure
- **Quality asset portfolio**
  - Gas and electricity
  - Distribution and transmission
  - Contracted generation
- **Diversification**
  - Geography: assets in most Australian states
  - Business diversity: gas, electricity, distribution, generation
- **Attractive growth opportunities**
  - Organic network growth and greenfield developments
  - Agility
  - PNG Australian Pipeline Project
  - Contracted wind farms in conjunction with AGL Energy
- **Integrated business model**
  - Agility, a core component, retains technical know-how within the business
- **Regulatory experience and expertise**
- **Strong and predictable cashflows**
  - Recent price reviews for NSW gas, Victorian electricity and ActewAGL networks cover period to 2010
- **Established alliances / JVs**
  - Petronas
  - ACTEW Corporation
- **Financing**
  - BBB stable credit rating from S&P
  - Funding syndication completed 10 February
  - Competitive pricing achieved

Proforma Capitalisation

- NSW gas network, ActewAGL gas network and APT revalued effective 1 July 2004 as a result of transitional IFRS arrangements

As at 30 June 2005 (AIFRS)	$m
Equity	
Contributed equity	642
Reserves	6
Retained earnings	367
Total equity	**1,015**
Debt	
Money market	61
Promissory notes	175
Lease liabilities	2
Medium term notes	600
Senior notes	796
Bank borrowings	1,695
Cash	**(385)**
Net debt	**2,944**
Funds employed	**3,959**

Funding Overview[1]

	Tenor	Margins (bps)	Available	Drawn
Term Facility	1.0	32.5	200	200
Term Facility	3.0	42.5	750	750
Term Facility	5.0	55.5	750	750
Revolver Facility	3.0	42.5	400	-
Total New Facilities			**2,100**	**1,700**
Existing Facilities (MTNs & US144A)	Various 2007 - 2018		1,397	1,397
			3,497	**3,097**

- New bank facilities have been established for AGL Infrastructure[2]
- 95% hedged for current regulatory period at effective interest rate ~6.4%
- A$400m capital expenditure facility also established
- PNG Australian Pipeline ownership structure and funding requirements continue to be evaluated

1. Anticipated at Demerger Date
2. Bridge funding was initially raised by AGL to fund the acquisition of Southern Hydro and PNG Upstream Gas Project replaced with syndication loan facilities on 10 Feb 2006.

Strategy

- Grow dividend payments to shareholders through
  - Managing assets and business efficiently and achieving cost reductions
  - Maintaining an efficient capital structure and cost of capital
  - Growing and diversifying the asset base, services business and sources of income
- Pursue growth opportunities in PNG Australian Pipeline, wind farm projects with AGL Energy, Agility third party work expansion and organic growth in existing investments, particularly networks
- Efficient capital structure allows it to participate in industry rationalisation
- Internal management capability enables it to extract maximum value from assets
  - No external management or performance fee leakage
- Power generation strategy is to invest in contracted power stations across a range of fuel sources
- Balance sheet not 'captive' to interrelated parties

Growth - Organic and Greenfield

AGL

Networks

- Existing gas and electricity distribution networks and investments
  - Predictable load and customer connection growth
  - Associated robust, predictable cash flows
  - Regulatory 'certainty' until 2010



Identified Greenfield

- Development opportunity
  - Hallett (SA) 95MW wind farm – agreement negotiated with PPA and underwritten price
- Prospective development opportunity
  - Bluff (SA) 45MW
  - Dollar (Vic) 79MW
  - Macarthur (Vic) 330MW
  - Prospective developments all subject to AGL Infrastructure first right of refusal



Growth – Agility, National Footprint

- Well positioned to participate in ongoing infrastructure capex spend Australia wide
- Further building capabilities through recent acquisitions in Queensland (Oakland Constructions and Yambah Civil Contractors) and Western Australia (Cable Layers)
- Delivering a suite of services across gas, electricity and water industries



APT
AGL
Apache Energy
APT
Goldfields Gas Transmission
Hamersley Iron
Western Power
Australian Pipeline Trust
Energex
Ergon Energy
Santos
AGL
APT
Caltex
Country Energy
Gorodok
Integral Energy
Sydney Water Corporation
TransGrid
ActewAGL
APT
AGL
Australian Pacific Airports Corporation
Mainco
Telstra
Aurora Energy
Powerco

Growth - PNG Australian Pipeline


Torres Strait
Cape York
Gove
Cooktown
Cairns
Rockhampton
Gladstone
Moomba
Brisbane
SOUTH AUSTRALIA
AGL/Petronas PNG - Aus Gas Pipeline
Potential Lateral Pipelines
Upstream PNG Gas Pipeline
Existing Pipelines

- Final ownership structure and funding is being determined
  - Expected to include non-recourse debt
- FEED substantially completed by 1H 2006
- Project sanction and financial close expected to occur 2H 2006
- First gas delivery expected during 2009
- More than 3,800km, including 650km sub-sea pipeline
- 20 compressor stations
- Construction period of ~30 months

Note: Statistics based upon direct lateral from Townsville to Ballera

AGL

Conclusion

Graham Reaney
Chairman of the Due Diligence Committee

Conclusion

AGL

- Creates longer term shareholder value
  - Increased operational and financial efficiencies and clearer strategic objectives expected to drive increased longer term value for both businesses
- Focus on core business activities and strategies
  - Each company specifically structured to meet sector dynamics
  - Industry leading breadth and depth of board and management experience
- Appropriate capital structure
  - Sustainable capital structures providing flexibility and support to future growth opportunities
- Improves shareholder investment choice
  - AGL Energy: focus on growth in EPS and TSR
  - AGL Infrastructure: focus on cash flow growth and franked dividends

Conclusion

AGL Directors

- Unanimously recommend proposal to shareholders
- Will vote all shares they own and control in favour of the Demerger

Independent Expert

- Demerger in the best interests of shareholders
- Shareholders to be ultimately better off if demerger is implemented than if it is not irrespective of costs, disadvantages and risks

Next Steps

AGL

Date	Event
24 February	Dispatch Scheme Booklet and Notices of Meeting to AGL Shareholders
27 March	Scheme Meeting and AGL General Meeting
30 March	Court Hearing for approval of the Scheme
31 March	Effective date
	Last date AGL shares trade with an entitlement to participate in Scheme
31 March	Economic separation date
3 April	AGL Infrastructure shares commence trading without entitlement to AGL Energy shares
	AGL Energy shares commence trading on a deferred settlement basis
13 April	Demerger date
19 April	Normal trading of AGL Energy shares commences

AGL

Questions & Answers

Further Information / Contacts

A full range of information on AGL including a soft copy of the scheme booklet, prior AGL annual reports, presentations and financial results is available from our website www.agl.com.au

alternatively, contact

Graeme Thompson
Head of Investor Relations
The Australian Gas Light Company
phone: +61 2 9921 2789
mobile: +61 (0) 412 020 711
e-mail: gthompson@agl.com.au

Appendices

Demerger – Taxation Implications

- Tax ruling CR2006/05 obtained

	Is CGT payable as a result of the Demerger?	What is the cost base of your AGL Infrastructure Shares and AGL Energy Shares?
Pre-CGT AGL Shares (*i.e. AGL shares acquired before 20 September 1985*)	No	Not relevant as both AGL Infrastructure shares and AGL Energy shares will be treated as pre-CGT shares. You will not pay any CGT when you sell any AGL Infrastructure shares or any AGL Energy shares
Post-CGT AGL Shares (*i.e. AGL shares acquired after 19 September 1985*)	No	The existing cost base in AGL shares will be split between your AGL Infrastructure shares and AGL Energy shares. Details on how to do this should be available on the ATO website in time for completion of your 2006 income tax return

Demerger - Costs

- The total cost of the demerger is estimated at ~ $77m (before tax), including:
  - Demerger costs ~$52m
  - Write-off of IT systems ~$25m
- ~$34m of the demerger cash costs will be incurred by the time of the Scheme Meetings
- ~$18m of the demerger cash costs and the IT write-off will be incurred if the demerger proceeds
- All costs will be borne by AGL Infrastructure as part of the demerger

Demerger - Transitional Arrangements*

- AGL Energy will provide IT services to AGL Infrastructure with a target separation date of 30 June 2007
- A comprehensive Transitional Services Agreement (TSA) will be entered into for a period targeted to end with the separation of IT
- The TSA will ensure that provision of services is consistent with those currently provided by AGL
- AGL Infrastructure will progressively migrate away from the shared resources
  - TSA contains key milestone performance target dates and financial penalties for failure to meet targets
- Working party established to manage this process

* Provision of costs under the TSA have been included in dividend outlooks

AGL Energy – Wholesale Gas Portfolio

AGL

Supply Source	Counterparties	Volume remaining under contract (PJ)	Term remaining
Cooper Basin	South Australian and South West Queensland Cooper Basin Producers (including Santos and Origin Energy)	605	Various agreements terminating 2006, 2011 and 2016
Bowen/Surat Basin	Origin Energy	335	2020
Gippsland Basin	Gascor, Esso/BHPB	1,200	Two agreements, terminating 2009 and 2017
Sydney CSM	Sydney Gas/AGL	145	2015
PNG	PNG Gas Producers (including ExxonMobil,Oil Search and AGL)	1,500	2028
TOTAL		**3,785**	

AGL Energy - Key Market Statistics

	Natural Gas	Electricity *

Energy Sales by Customer



23%
37%
40%

- Residential and small business
- Industrial and commercial
- Wholesale



56%
44%

Total AGL Energy Sales Allocated by Geography



13%
47%
5%
35%

172.9 PJ



3%
32%
22%
43%

22,279 GWh

* Excludes sales to ActewAGL

AGL Energy - Power Generation Portfolio

Existing Portfolio



NSW Hydro
52.5 MW
Hallett
180 MW
Victorian Hydro
592.7 MW
Loy Yang A
2,120 MW (32.5%)
Somerton
150 MW

Total 14 MW in Vic, NSW, Tas and WA

Total 9 MW in Vic and SA

Renewable Energy Portfolio

Key:

- Hydro
- Gas
- Brown coal
- Cogeneration
- Landfill and biogas
- * Under construction



Burrendong 19 MW
Copeton 22.5 MW
Pindari
5.7 MW
Glenbawn
5.5 MW
Flat Rock Rd 1.1 MW
Banimboola 12 MW
Dartmouth 180 MW
Yarrawonga 9.5 MW
Cairn Curran 2 MW
Werribee 7.8 MW
Kiewa 241 MW
Eildon 135 MW
Rubicon 13 MW
Jackson Rd* 1.1 MW
McRobies Gully* 1.1 MW

Gosnells 1 MW, and Rockingham 2 MW in WA

AGL Energy - Existing Power Generation Portfolio

Plant	Capacity (MW)	Fuel	State
Somerton	150	Gas	Vic
Hallett	180	Gas	SA
Hydro	645	Hydro	Vic &NSW
Cogeneration	9	Gas	Vic & SA
Other	14	Landfill & biogas	Tas, WA, Vic & NSW
Loy Yang A (32.5%)	689	Brown coal	Vic
Total	**1,687**		

Fuel Mix



Cogeneration, biogas and landfill
1%
Hydro
38%
Brown Coal
41%

AGL Infrastructure – Key Network Statistics

NSW Gas Network

- 95.8PJ delivered
- Regulated by IPART
- Current regulatory period to June 2010

Vic Electricity Network

- 4,174GWh delivered
- Regulated by ESC
- Current regulatory period to December 2010



Revenue by Customer
15%
22%
63%
$326 million
Residential
Small business
Large business



Revenue by Customer
37%
38%
25%
$179 million

Investments

ActewAGL (50%)

- 3,841km gas mains
- 100,900 end users with consumption of 7.4PJ
- 4,676 km electricity network
- 144,598 end users with consumption of 2,757 GWh
- Regulated by ICRC
- Current regulatory period to June 2010 (Gas) and June 2009 (Electricity)

Australian Pipeline Trust (30%)

- More than 7,700km of gas transmission pipelines
- Across most of Australia
- Majority of pipelines operated by Agility
- Mondarra natural gas storage facility in WA
- CSM processing plant at Kogan (Brisbane) to be commissioned early 2006

Gas Valpo (100%)

- Largest regional gas distributor in Chile
- 497km gas mains
- 40,000 gas customers

AGL Infrastructure – Contracted Power Generation



Key:
Wind
Cogeneration
Wattle Point
91 MW existing
Hallett
95 MW proposed
Bluff
45 MW proposed
Macarthur
330 MW proposed
Dollar
79 MW proposed
Cawse Cogeneration Facility
16 MW (WA) existing

Wattle Point Wind Farm
- Acquired as part of Southern Hydro acquisition

Cawse Cogeneration Facility
- Supplies electricity, steam and desalinated water to Cawse nickel & cobalt mines
- 100% contracted to OMG Cawse Pty Ltd

Hallett Wind Farm
- AGL Infrastructure to own, whilst AGL Energy to enter into PPA

Wind farm developments
- Bluff, Macarthur and Dollar
- AGL Infrastructure first right of refusal to own and fund, whilst AGL Energy to construct and enter into PPA for capacity

ASX
AUSTRALIAN STOCK EXCHANGE

RECEIVED
2006 MAR 15 P 12:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/02/2006

TIME: 15:55:44

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL achieves financial close on PNG equity

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

The Australian Gas Light Company
ABN 95 052 167 405

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

February 17, 2006

AGL achieves financial close on PNG equity

The Australian Gas Light Company (AGL) has achieved financial close on the agreement with Oil Search Limited to acquire a 10 per cent interest in the PNG Gas Project for an initial payment of $US395.6 million ($A528 million), including interests in gas and oil reserves, production and processing infrastructure.

The balance of the acquisition price (around $US427 million or $A580 million) is to be paid on PNG Gas Project sanction and financial close, which is scheduled for the second half of this calendar year.

AGL previously indicated[1] that it would hedge 100 per cent of its oil price exposure associated with its investment in the PNG Gas Project over the first four years. AGL completed its oil hedging program over the period 13 January to 3 February.

AGL's earlier guidance on earnings per share accretion from its investment is unchanged at two to three cents for the financial year ending 30 June 2006 and seven to eight cents for the financial year ending 30 June 2007. AGL's guidance on all other financial forecasts made at the time of its announcement on 16 January 2006, and included in the AGL demerger Scheme Booklet, also remains unchanged.

The PNG Gas Project and associated oil interests equity agreement is effective from 1 January 2006. The investment will be owned by the new AGL Energy business formed as part of the proposed demerger of AGL which, if approved by AGL Shareholders, is due to take effect in April 2006.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

---

[1] Please refer to the AGL ASX announcement entitled "AGL concludes $5 billion PNG Gas deals", 16 January 2006

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/02/2006

TIME: 10:07:04

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

ASX Statement

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

The Australian Gas Light Company
ABN 95 052 167 405

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

February 21, 2006

ASX Statement

It has been widely reported in the press today that Alinta Limited has acquired approximately 10 per cent of the issued ordinary share capital of The Australian Gas Light Company (AGL).

AGL is yet to receive any contact, formal documentation or correspondence from Alinta. If and when a proposal is received, it will be given due consideration by the AGL Board.

AGL is currently well advanced in putting a demerger proposal to Shareholders. The Scheme Booklet has been registered by the Australian Securities and Investment Commission (ASIC), lodged with the Australian Stock Exchange (ASX) and is currently being distributed to Shareholders who will vote on the demerger proposal at meetings in Sydney on 27 March 2006.

The Board has currently endorsed the demerger proposal as representing the best opportunity to deliver longer term Shareholder value.

Further enquiries:

Media

Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Sue Cato
(0419) 282 319

Investors

Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

GoldmanSachsJBWere

Contact: Keith Tuffley
Mobile: (0438) 006 006

Danny Bessell
(0411) 245 809

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/02/2006

TIME: 18:12:27

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Statement re: Alinta Ltd

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

The Australian Gas Light Company
ABN 95 052 167 405

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

February 21, 2006

ASX Statement

The Australian Gas Light Company (AGL) notes that Alinta Limited has released a statement to the Australian Stock Exchange (ASX) regarding a merger proposal.

The AGL Board has not yet received a formal proposal from Alinta for review. The Board will advise further once they have received and had the opportunity to consider Alinta's formal proposal.

AGL reiterates that it is well advanced in putting a demerger proposal to Shareholders. The Board has currently endorsed the demerger proposal as representing the best opportunity to deliver longer term Shareholder value.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Sue Cato
(0419) 282 319

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

GoldmanSachsJBWere
Contact: Keith Tuffley
Mobile: (0438) 006 006

Danny Bessell
(0411) 245 809

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/02/2006

TIME: 17:41:45

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Media Release: ASX Statement

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

The Australian Gas Light Company
ABN 95 052 167 405

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

February 22, 2006

ASX Statement

The Chairman of The Australian Gas Light Company (AGL) Mark Johnson this afternoon met with Chairman-elect of Alinta Limited John Poynton.

At the meeting AGL requested the formal merger proposal from Alinta so that the AGL Board could form a view about the merits of the proposal. In addition AGL requested a protocol for discussing commercial matters between the parties.

The AGL Board yesterday advised the Australian Stock Exchange it would provide further advice to Shareholders and the market once it had received the formal Alinta proposal and given it due consideration.

AGL reiterates that it is well advanced in putting a demerger proposal to Shareholders. Based on the information currently available to AGL, the Board continues to endorse the demerger proposal as representing the best opportunity to deliver longer term Shareholder value. AGL also advises that it will have completed the dispatch of its demerger proposal to Shareholders by the end of this week.

The Shareholder Meeting to vote on the demerger proposal is scheduled for 27 March 2006.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Sue Cato
(0419) 282 319

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

GoldmanSachsJBWere
Contact: Keith Tuffley
Mobile: (0438) 006 006

Danny Bessell
(0411) 245 809

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/02/2006

TIME: 17:54:23

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

ASX Update

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

AGL

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

The Australian Gas LightCompany
ABN 95 052 167 405

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

February 23, 2006

ASX Update

In recent media reports attention has been drawn to the position of Chairman of The Australian Gas Light Company (AGL) Mark Johnson given his role as Deputy Chairman of Macquarie Bank.

At the AGL Board meeting yesterday Mr Johnson confirmed his ongoing commitment to representing the interests of AGL in relation to the demerger including Alinta's merger proposal. The AGL Board strongly endorsed Mr Johnson's continuing leadership of AGL and welcomed his formal advice that he had been and will continue to be quarantined from involvement or knowledge of the work of Macquarie in advising Alinta.

Mr Johnson said that he had discussed the situation with the Chairman and the Managing Director of Macquarie Bank and they both agree that his responsibility in these circumstances is to AGL and its Shareholders.

Further, AGL advises that it has completed the dispatch of its demerger proposal to Shareholders ahead of schedule. The Board reiterates that based on the information currently available to AGL, the Board continues to endorse the demerger proposal as representing the best opportunity to deliver longer term Shareholder value.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Sue Cato
(0419) 282 319

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

GoldmanSachsJBWere
Contact: Keith Tuffley
Mobile: (0438) 006 006

Danny Bessell
(0411) 245 809

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/02/2006

TIME: 14:41:10

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

ASX Update - No formal proposal received

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

February 24, 2006

ASX Update – No formal proposal received

The Australian Gas Light Company (AGL) has not received a formal merger proposal from Alinta although several days have passed since Alinta revealed its merger plan to the market and disclosed that it had been building a stake in AGL.

As previously advised, the Chairman of AGL Mark Johnson then met with Alinta Chairman-elect John Poynton on Wednesday 22 February, to request a formal proposal from Alinta and the establishment of a confidentiality protocol for discussions. The proposed confidentiality protocol was provided by AGL to Alinta yesterday.

As of today, AGL's Board has not received Alinta's formal merger proposal and Alinta has not responded to the protocol provided by AGL.

The AGL Board has made it clear that it requires a detailed and complete merger proposal to review to allow it to be in a position to advise AGL Shareholders of the merits or otherwise of Alinta's proposal. At this point in time, the only information the Board has seen from Alinta is the 10 page media release including a half page disclaimer released to the market on Tuesday 21 February.

Until the AGL Board has had the opportunity to review Alinta's detailed formal proposal and any additional information which the AGL Board considers necessary for this purpose, the AGL Board recommends that Shareholders take no action in relation to their holdings in AGL and await further advice from the AGL Board.

The Board reiterates that based on the information currently available to AGL, it continues to endorse the demerger proposal as representing the best opportunity to deliver longer term Shareholder value. AGL's court approved demerger booklet has been posted to Shareholders who will meet to consider the demerger proposal on 27 March 2006.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Sue Cato
(0419) 282 319

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

GoldmanSachsJBWere
Contact: Keith Tuffley
Mobile: (0438) 006 006

Danny Bessell
(0411) 245 809

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/02/2006

TIME: 08:48:28

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Year Results Media Release

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/02/2006

TIME: 08:48:28

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Year Results Media Release

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL RESULTS FOR THE
SIX MONTHS TO 31 DECEMBER 2005
HIGHLIGHTS

February 28, 2006

Underlying	Reported
• Net profit after income tax of $234.1 million up 15.4 per cent from continuing operations • Net profit after income tax of $234.1 million down 2.0 per cent if contribution from NGC included in prior corresponding period	• Net profit after income tax of $282.2 million (prior year comparative included a significant item of $624.2 million profit on the sale of New Zealand company NGC Holdings Limited)
• Basic EPS of 51.3 cents from continuing operations up 6.9 cents per share	• Basic EPS of 61.8 cents from continuing operations up 1.2 cents per share

- Fully franked interim dividend 31 cents per share to be paid on 23 March 2006. Confirmation of dividend for 6 months ended December 2005 as outlined in the Scheme Booklet.

MAJOR ITEMS OF NOTE

Retail Energy

- 8.4 per cent increase in EBIT to $153.8 million resulting in EBIT/Sales margin improvement from 8.2 per cent to 8.8 per cent.
- Increase in dual fuel accounts by 148,306 to 1,071,250 amid continuing highly competitive retail environment.

Merchant Energy

- Significant improvement in performance of power generation portfolio with a 54.8 per cent increase in profit to $19.5 million including an additional $6.4 million from Loy Yang Power.
- Expansion of renewable energy portfolio through the acquisition of Southern Hydro power generation assets.
- Entry into 50:50 joint venture with Sydney Gas including the operatorship of the Camden coal-seam methane project.

Agility

- Won orders for over $100 million of additional external third party work resulting in a 12.6 per cent increase in 6 months reported revenue to $237.0 million.

Networks

- Combined EBIT result up $2.7 million to $115.8 million or 2.4 per cent after tariff reset for gas network.

New Zealand

- Results from continuing operations exclude NGC's contribution. AGL's 66.05 per cent interest in New Zealand company NGC Holdings Limited sold in December 2004 realising a profit after tax of $624.2 million.

NET SIGNIFICANT ITEMS OF $48.1M INCLUDING:

- $50.0 million positive impact from tax consolidation benefit related to revaluation of NSW Gas Network to fair value.
- $6.9 million after tax from accrued costs of AGL demerger.
- $4.8 million relating to APT entering tax consolidation.

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

February 28, 2006

Underlying profit up 15.4% in competitive environment

The Australian Gas Light Company (AGL) today announced an underlying profit after tax from continuing operations for the six months to 31 December 2005 of $234.1 million, up 15.4 per cent.

AGL Chairman Mark Johnson said, "This is a good result for AGL reflecting the strength of AGL's core retail and merchant energy businesses and certainty of cash flow from regulated infrastructure assets."

Shareholders will receive an interim ordinary dividend of 31 cents per share (100 per cent franked) to be paid on 23 March 2006 compared with the previous corresponding period of 31 cents per share (90.3 per cent franked).

"These financial results position AGL to deliver on the improved dividend payment outlook for 2006 and 2007 contained in AGL's demerger Scheme Booklet"[1], Mr Johnson added.

The reported profit result of $282.2 million was down 69.9 per cent on the previous corresponding period's $936.7 million which included profit after tax of $624.2 million from the sale in December 2004 of AGL's 66.05 per cent holding in New Zealand company NCG Holdings. Excluding significant items underlying profit after tax attributable to Shareholders for the six months was steady at $234.1 million compared with $238.8 million in the previous corresponding period.

AGL Chief Financial Officer Greg Hayes said, "The profit results of Retail Energy and Merchant Energy are very positive reflecting a focus on revenue and cost improvements.

"Retail Energy's EBIT improved by 8.4 per cent to $153.8 million driving an increase in EBIT to sales margin to 8.8 per cent. AGL continues to apply the experience gained in operating in the Australian energy market to compete effectively, particularly where customer churn levels remain very high. High value dual fuel accounts increased by 148,306 to around 1.1 million of AGL's nearly 3 million customer accounts", Mr Hayes added.

Merchant Energy benefited from an improvement in the performance of its power generation assets including Loy Yang Power and one month's contribution from the newly acquired Southern Hydro business.

"Merchant Energy's result reflects a competitively positioned wholesale energy portfolio together with reliable operating performance of the power generation assets," Mr Hayes said.

The combined EBIT result for AGL's energy network businesses increased by $2.7 million to $115.8 million or 2.4 per cent. This was despite the impact of the 5 year tariff reset for the gas network, effective from 1 July 2005.

[1] Refer Attachment A and AGL ASX announcement 13 February 2006

"AGL's infrastructure services business Agility continues to win third party work across Australia demonstrating its strategic and operational asset management capabilities. Orders for over $100 million of additional external third party work have been won resulting in a 12.6 per cent increase in revenue to $237.0 million", Mr Hayes concluded.

The reported profit result includes a $48.1 million net positive impact from significant items. This includes a $50.0 million positive contribution from entry into tax consolidation, $4.8 million relating to AGL's 30 per cent owned Australian Pipeline Trust entering tax consolidation and $6.9 million (after tax) of accrued costs from the AGL demerger.

GREG MARTIN'S RETIREMENT

Mr Johnson thanked Greg Martin, AGL's departing Managing Director, for his contribution to AGL over his 25 year career, including the last five years as leader of the company. Mr Martin's last day as Managing Director is 28 February although he will remain with the company until 31 March 2006.

"Under Greg's leadership, AGL has grown to become one of Australia's leading energy companies with great prospects for further growth. Under his stewardship, AGL's strong retail position and sound financial position provided the opportunity for the Board to recommend a demerger of the company to Shareholders," he said.

DEMERGER UPDATE

The Board continues to endorse the demerger proposal as representing the best opportunity to deliver longer term Shareholder value. The Scheme Booklet has been dispatched to Shareholders with meetings scheduled for 27 March 2006.

AGL notes that Alinta Limited is now a 19.9 per cent Shareholder in AGL and that it has announced it intends to put a merger proposal to AGL. Once this has been received the AGL Board will be in a position to give it due consideration and provide advice to Shareholders.

OUTLOOK

Dividend forecasts have been provided to Shareholders in the AGL demerger Scheme Booklet. These forecasts remain unchanged (see Attachment A). For more detailed information visit www.aglinvestor.com

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Contact: Sue Cato
Mobile: 0419 282 319

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

A media conference will be held at the AGL Centre, 72 Christie St, St Leonards, Sydney:
Tuesday 28 February at 10.30am
Dial-in number:
Freecall Australia: 1800 268 165

Followed by an analysts' webcast (www.agl.com.au) and teleconference:
Tuesday 28 February at 11.30am
Dial-in numbers
Freecall Australia: 1800 268 165
International: + 61 3 8414 5155

ATTACHMENT A

Dividend Outlook in demerger Scheme Booklet*

The Scheme Booklet outlines increased dividends for AGL Shareholders as shown below. AGL Shareholders, who will hold shares in both AGL Infrastructure and AGL Energy following the implementation of the demerger, are expected to receive combined dividends of 66 cents per share for 2005/06. This includes 31 cents per share interim dividend from the current AGL for the six months to December 2005. The forecast total dividend will increase to 77.5 cents per share in 2007.

Payment by	2005 Dividend per share (cents) AGL actual	2006 Dividend per share (cents) AGL previous guidance	2006 Dividend per share (cents) Anticipated following Demerger	2007 Dividend per share (cents) Anticipated following Demerger
AGL	63.0 [1]	63.0	31.0 [2]	
AGL Energy [3]			18.5 [4]	41.5 [5]
AGL Infrastructure [3]			16.5 [4]	36.0 [5]
Total	63.0		66.0 [6]	77.5 [6]
Franking	95%	100%	100%	100%

1. Comprising an interim dividend of 31 cps (franked to 28 cps - 90.32%) paid on 24 March 2005 and a final dividend of 32 cps (fully franked) paid on 23 September 2005. In relation to the 2005 financial year, AGL Shareholders also received a special divided of 30 cps on 24 March 2005 and a capital return of 50 cps on 29 April 2005 as part of AGL's capital management program.
2. Fully franked interim dividend relating to the 31 December 2005 half year results, payable on 23 March 2006.
3. Midpoint of the anticipated dividend outlook range contained in Section 1 of the Scheme Booklet.
4. Anticipated payment date of September 2006.
5. Anticipated to comprise an interim dividend in March 2007 and a final dividend in September 2007.
6. Total for AGL Shareholders who retain both their AGL Energy Shares and AGL Infrastructure Shares at the time of entitlement to both the interim and final dividends.

* Subject to a Shareholder vote at meetings scheduled for 27 March 2006.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/02/2006

TIME: 08:48:18

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Yearly Report/Half Year Accounts

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Appendix 4D

The Australian Gas Light Company

ABN 95 052 167 405

Half Year Report

Results for announcement to the market
For the half year ended 31 December 2005

Extracts from this report for announcement to the market $A Million

Revenue from ordinary activities	**Up**	**4.3%**	To	**2,086.9**
Profit after income tax from continuing operations	**Up**	**2.0%**	To	**282.2**
Net profit after income tax attributable to Shareholders of the Parent Entity	**Down**	**69.9%**	To	**282.2 ***
* The prior year comparative includes the profit on sale of NGC				

Dividends	Amount per ordinary share	Franked amount per ordinary share
Interim dividend	**31 ¢**	**31 ¢**
Prior interim dividend	**31 ¢**	**28 ¢**

Record date for determining entitlements to the dividend:

Interim dividend	10 March 2006 to be paid on 23 March 2006
Prior interim dividend	11 March 2005 paid on 24 March 2005

Brief explanation of revenue, net profit and dividends:

A detailed analysis of these results is found in the directors' report of the half year report attached to this announcement.

Profit from ordinary activities after tax includes significant revenues and expenses as detailed in Note 4(c).

The interim dividend in respect of ordinary shares for the half year ended 31 December 2005 has not been recognised in the half year report as the interim dividend was declared subsequent to 31 December 2005.

This half year report is to be read in conjunction with the most recent annual financial report.

The Australian Gas Light Company and Controlled Entities
Half Year Report
For the half year ended 31 December 2005

Contents

Contents	*Page No*
Directors' Report	**3-9**
Lead Auditor's Independence Declaration	**10**
Consolidated Income Statement	**11**
Consolidated Balance Sheet	**12**
Consolidated Cash Flow Statement	**13**
Statement of Recognised Income and Expense	**14**
Notes to the Financial Statements	
Note 1 – Regulation	**15**
Note 2 – Statement of Significant Accounting Policies	**15**
Note 3 – First-time Adoption of Australian Equivalents to International Financial Reporting Standards	**21**
Note 4 – Revenues/expenses from ordinary activities	**24**
Note 5 – Dividends	**25**
Note 6 – Material interests in equity accounted associates and joint ventures	**26**
Note 7 – Segment information	**27**
Note 8 – Contingent liabilities and contingent assets	**32**
Note 9 – Discontinued operations	**32**
Note 10 – Tax consolidation	**33**
Note 11 – Issued Capital	**33**
Note 12 – Changes in composition of entity	**33**
Note 13 – Subsequent events	**34**
Note 14 – Information on audits or review	**35**
Directors' Declaration for the half year ended 31 December 2005	**36**
Independent Audit Report	**37**

The Australian Gas Light Company and Controlled Entities
ABN 95 052 167 405

Directors' Report for the Half Year Ended 31 December 2005 ***(Incorporating the commentary by Directors and dividend announcement made to the Australian Stock Exchange Limited on 28th February 2006)***

The Directors' Report on The Australian Gas Light Company consolidated entity for the half year ended 31 December 2005 in accordance with Section 306 of the Corporations Act 2001.

Results

Profit after income tax attributable to Shareholders has decreased by $654.5 million to $282.2 million over the previous corresponding half year, resulting in a 69.9% decrease in basic earnings per share to 61.8 cents.

The result for the half year included the following one-off significant items after tax:

Equity accounted profit relating to APT entering tax consolidations	$ 4.8m
Profit on sale of Windimurra Power Station	$ 0.2m
Tax consolidation benefit arising from Gas Networks increasing tax cost base	$50.0m
Demerger Costs (accruals to 31 December 2005)	$(6.9)m

	Excluding Significant items		Including Significant items	
	31 Dec 2005 $m	31 Dec 2004 $m	**31 Dec 2005 $m**	31 Dec 2004 $m
Profit before finance costs, depreciation and amortisation and income tax (EBITDA)	**462.4**	425.7	**457.6**	432.7
Depreciation and amortisation	**(80.6)**	(78.7)	**(80.6)**	(78.7)
Profit before finance costs and income tax (EBIT)	**381.8**	347.0	**377.0**	354.0
Finance costs	**(55.1)**	(51.7)	**(55.1)**	(51.7)
Profit before income tax (PBT)	**326.7**	295.3	**321.9**	302.3
Income tax	**(92.6)**	(92.4)	**(39.7)**	(25.7)
Profit after income tax (PAT)	**234.1**	202.9	**282.2**	276.6
Profit from discontinued operations	**-**	56.0	**-**	680.2
Profit for the period	**234.1**	258.9	**282.2**	956.8
Minority interests	**-**	(20.1)	**-**	(20.1)
Profit after income tax attributable to Shareholders	**234.1**	238.8	**282.2**	936.7

The Australian Gas Light Company and Controlled Entities
Financial Commentary – Discussion and Analysis of Financial Statements

Profit Attributable to shareholders

Profit after tax from continuing operations and excluding significant items was $234.1 million reflecting basic earnings per share of 51.3 cents per share, a 6.9 cent per share increase over the prior half year comparative result. Reported profit after tax for the six months ended 31 December 2005 of $282.2 million decreased by 69.9% over the profit after tax for the six month period ended 31 December 2004 of $936.7 million, resulting in a decrease in basic earnings per share of 69.9% to 61.8 cents per share.

The strong underlying profit result is offset in part by larger retail marketing costs in response to continued higher levels of retail competition and a warmer winter than the prior year.

Cash Flow

During the half year, reported operating cash flow decreased by 29.3% over the previous corresponding period to $243.7 million. Cash flow after stay in business capital expenditure decreased by $88.8 million (30.0%) to $207.3 million and cash flow available for expansion of the business, after stay in business capital expenditure and payment of dividends decreased by 51.3% to $61.3 million.

AGL's net debt has increased by 121.6% compared with the June 2005 level, to $2,768.4 million at 31 December 2005. The net debt position results in AGL's gearing level increasing to 37.2% at 31 December 2005, from 21.2% six months earlier.

Interim Dividend

The Directors have declared an interim dividend of 31 cents per share for the half year, consistent with the dividend of 31 cents declared in the previous comparable period. The 31 cent dividend will be franked to 31 cents (100%) compared with 28 cents (90.3%) for the previous comparable period.

The Record date to determine Shareholders' entitlements to the interim dividend is 10 March 2006.

Review of Operations

Profit from ordinary activities (including significant items) before finance costs and tax was $377.0 million arising from the following activities:

- ***Gas Networks - EBIT $68.1 million (2004 $74.1 million) down 8.1%***

For the six months to 31 December 2005, Gas Networks contributed $68.1 million to earnings before finance costs and tax which is a decrease of $6.0 million compared to the same six month period for the prior year. This result was mainly impacted by a decrease in tariff volumes largely due to unfavourable weather and the implementation of the regulatory final decision handed down by IPART in June 2005 which resulted in a real reduction in average tariff prices by 4.1% and contract prices by 15.3%.

Gas transported on the AGL gas distribution network in NSW was 48.7 PJ, a decrease of 1.4 PJ compared to the same period last year. Tariff market volumes decreased by 0.4 PJ and contract market volumes decreased by 1.0 PJ. Tariff market volumes were reduced by warmer weather as Sydney experienced the warmest winter and third warmest spring on record. The decrease in contract market volumes is substantially attributable to the reduction in operations of four major industrial customers but also includes a lesser impact from closures of a number of smaller plants.

New site growth, mostly in new housing, saw a net increase of 13,491 customer sites and 88 km of gas mains added to the network since June 2005. The NSW gas distribution network now comprises 23,629 km of gas mains and transports natural gas to 965,082 customer sites.

Significant capital projects during the period included continuation of the Sydney Primary Loop project and the Bathurst gas network rehabilitation project.

- ***Electricity Networks - EBIT $47.7 million (2004 $39.0 million) up 22.3%***

For the six months to 31 December 2005, Electricity Networks EBIT was $47.7 million, an increase of $8.7 million over the same six months period for the prior year. This result is largely due to higher sales revenue of approximately $12 million, resulting from higher customer usage during the period which included an abnormally warm month in December 2005, as well as the impact of the increases in network tariffs that applied for the 2005 calendar year.

AGL's Electricity network of poles and wires in the north-west suburbs of Melbourne transports electricity to 290,100 customers. New site growth saw a further 4,396 sites added to the network since 30 June 2005. Electricity delivered was 2,138 GWh, consistent with the same period last year. The distribution network was extended by a further 74 km since June 2005, bringing the total network length to 10,359 km.

Significant capital projects commenced or completed over the past six months include the augmentation of the Keilor Terminal Station to Sunbury 66kv loop, a new feeder at North Heidelberg and the installation of a third transformer at North Heidelberg substation.

- ***Agility - EBIT $31.9 million (2004 $32.2 million) down 0.9%***

Agility is the leading manager, operator and developer of energy infrastructure assets across Australia.

The marginally lower reported EBIT result was influenced by the timing of the finalisation of contracts between the first and second half of the financial year. In addition, increased one off costs associated with the integration of recent acquisitions and new orders will generate additional EBIT in the second half of the financial year.

During this period Agility also continued to broaden its footprint, winning in excess of $100.0 million of additional external work from various clients across Australia, including:

- the first electricity contract in WA with Western Power;
- expanding into gas operations in Victoria by winning an initial gas contract with Alinta Network Services;
- continuing to expand electricity activities in NSW with the successful tendering for O&M work with Transgrid;
- being awarded a multi-million dollar contract for the Sydney Water Wet Weather Overflow Reduction Program;
- continuing to expand both underground and overhead electricity activities to Energex and Ergon in Qld;
- expanding activities with Powerco gas O&M operations in Tasmania; and
- commencing the provision of services to the PNG Gas Pipeline project based around an owner engineer, operational support role.

These contract wins have added to Agility's overall order book of future revenue, which now stands at $211.6 million as at December 2005. Agility continues to pursue opportunities in New South Wales, Queensland, Western Australia, Tasmania and Victoria in the Gas, Electricity and Water industries.

The recent acquisitions of the Oakland and Yambah businesses during the 2005 calendar year have also further strengthened Agility's electricity capabilities in Queensland. Both were private businesses specialising in providing underground reticulation services to electricity distributors, principally Energex. Further acquisitions are expected during the second half of the 2006 financial year.

- ***Retail Energy $153.8 million (2004 $141.9 million) up 8.4%***

AGL's Retail Energy division is responsible for the purchase, sale and marketing of gas and electricity to AGL's 1.5 million electricity customer accounts and 1.3 million gas customer accounts across Australia.

During the six months to 31 December 2005, Retail Energy contributed $153.8 million to profit before finance costs and tax compared with $141.9 million for the previous corresponding period. This increase was driven primarily by favourable electricity purchase costs against a very competitive retail environment and a warmer winter than for the previous corresponding period.

There was an overall decrease of 18,520 customer accounts compared to the previous corresponding period, with the number of dual fuel customer accounts (ie. where AGL supplies both gas and electricity) increasing by 148,306 to 1,071,250 accounts.

Profit before finance costs and tax to sales revenue for Retail Energy was 8.8% for the period to 31 December 2005, up from 8.2% in the prior period. The favourable profit before finance costs and tax led to this improvement.

Natural Gas

Total natural gas sales of 70.1 PJ were 1.2 PJ lower than the previous corresponding period.

Sales to mass market customers decreased by 1.8 PJ to 34.1 PJ. This decrease in volume was primarily due to a warmer winter in 2005 than 2004 which reduced residential consumption in NSW and VIC. The decrease was partly offset by an increase in gas customer numbers which follows the opening of the SA gas mass market to competition in 2004.

Sales to contract market customers were largely in line with the previous corresponding period across all regions, with a small increase of 0.6 PJ to 36.0 PJ. Sales to the contract market in Victoria increased by 0.4 PJ to 14.1 PJ; in NSW they decreased by 0.2 PJ to 18.8 PJ and in SA increased by 0.4 PJ to 3.1 PJ.

Electricity

Total electricity sales volume of 10,970 GWh was 429 GWh lower than last year due to lower customer numbers and warmer weather, which led to lower average consum ption.

Sales to mass market customers decreased by 163 GWh to 4,913 GWh as a result of customer losses in Victoria and SA and a warmer winter than in the prior period.

Sales to contract market customers decreased by 266 GWh to 6,057 GWh. In the Victorian contract market, volume was largely in line with the prior period at 2,365 GWh. The NSW/ACT contract market sales volumes decreased by 315 GWh to 1,875 GWh due to the loss of Department of Defence sites from 1 July 2005.

In SA contract market volumes increased by 69 GWh to 1,506 GWh and in the QLD contract market sales were unchanged from the prior period.

- ***Merchant Energy $34.4 million (2004 $19.3 million) up 78.2%***

The Merchant Energy division is responsible for AGL's Power Generation assets, including the recently acquired Southern Hydro, gas extraction and exploration (Sydney Gas JV) together with the Wholesale Gas and Energy Services businesses previously within the former Energy Sales & Marketing divisional structure.

During the period ended 31 December 2005, Merchant Energy contributed $34.4 million to profit before finance costs and tax compared with $19.3 million for the previous corresponding period. This favourable result was driven by an increased contribution from Merchant Energy's Power Generation assets, including the 32.5% investment in Loy Yang Power *and a $6.5m fair value profit from the A-IFRS requirement to restate derivatives to market value.*

Power Generation

AGL Power Generation, including the contribution from Loy Yang Power, provided a profit contribution before finance costs and tax *of $19.5 million; up $6.9 million (54.8%) on last year. Operating & maintenance cost efficiencies* contributed $0.8m for the Somerton & Hallett Power Stations. An improved result from the investment in Loy Yang contributed an additional $6.4m to profit for the period.

Power Generation – Wholly Owned Gas Fired

AGL's two gas-fired power stations - Somerton in Victoria and Hallett in South Australia - continue to play an important role in mitigating AGL's potential risk to the volatility of electricity spot prices during periods of peak electricity demand. Somerton has 150 MW of installed capacity while Hallett has 180 MW. Hallett has distillate as an additional fuel supply which enhances security of supply. These plants tend to operate during the summer and winter seasons, but are available to supply the market throughout the year. Substantial investments in enhancements to the generators at these power stations have greatly improved start reliability. In addition, the Somerton Power Station *provides network support to the AGL and SPI electricity networks in Victoria.*

Power Generation – Wholly Owned Hydro

The acquisition of Southern Hydro on 30 November 2005 significantly strengthens AGL's upstream generation capacity providing an internal hedge against some of AGL's exposure to volatility in electricity pool prices.

Southern Hydro provided a one month operating profit before finance costs and tax of $1.7m for the current period.

Power Generation - Investments

The 2006 financial year contribution of $6.8 million EBIT comprised equity accounted profit of $1.0 million and loan note interest revenue of $5.8 million from the 32.5% ownership interest in Loy Yang Power.

During the year, the development phase of the Hallett (Brown Hill) Wind Farm project was completed. The 95 MWh Hallett Wind Farm is located at Brown Hill, adjacent to the Hallett Power Station, 215km north of Adelaide in South Australia. Board approval was achieved on 5 December 2005 to begin the construction phase of the Wind Farm.

The project will be constructed over a 27 month period with handover of the wind farm expected to occur at the end of March 2008.

Further growth of AGL's generation portfolio is planned through investments in renewable energy projects, expansion of existing power generation plants or the development and construction of further gas peaking plants to support those that currently exist.

Wholesale Gas

The new business division of Merchant Energy created out of the previous Energy, Sales and Marketing (ES&M) and Power Generation divisions, incorporates ES&M's Wholesale Gas business under the new management structure. The Wholesale gas division is responsible for sourcing and selling gas to AGL's major external wholesale customers. Such customers include third party generators, major industry (One Steel) and other retailers.

Wholesale gas sales increased by 10.6 PJ to 25.5 PJ primarily due to the acquisition of Terra Gas Trader in January 2005 (11.5 PJ), partly offset by lower sales volumes to National Power (0.6 PJ) and ActewAGL (0.3 PJ).

Sydney Gas Joint Venture

The Sydney Gas JV was formed on the acquisition of a 50% per cent interest in Sydney Gas Limited's (SGL) production leases and exploration licences, including the Camden Gas Project, for a total up-front payment of $42.25 million which is included in property, plant and equipment, oil and gas rights in the consolidated balance sheet. The JV will allow AGL to participate in the development and production of coal seam gas in SGL's current assets and permits. AGL is the operator of the Camden Gas Project Joint Venture.

- ***Energy Investments and LPG - contribution $60.3 million (2004 $52.2 million) up 15.5%***

Australian Pipeline Trust (APT)

AGL's share of equity accounted profits from its 30% investment in the Australian Pipeline Trust totalled $15.1 million (2004 $8.1 million). The result for the current half year includes a share of APT's significant items (AGL share $4.8m) associated with the tax benefit arising from APT's entry into tax consolidation.

The improved underlying result for the current half year reflects a full six month contribution from the GGT and Parmelia Pipelines (acquired in August 2004), and the 30% minority interest in the Ballera to Mt Isa Pipeline (acquired in February 2005).

ActewAGL

AGL's share of profits from its 50% investment in the ActewAGL distribution and retail partnerships in the Capital region totalled $26.8 million (2004 $29.3 million).

Warmer than average weather has resulted in lower gas volumes, and the first half of 2005/06 reflects revised gas network tariff charges following the regulatory reset in January 2005. Slightly higher electricity volumes and the continued focus on operating cost control have offset these impacts.

Despite increasing competitive pressures, retail customer numbers are in line with the previous corresponding period. However, lower gas volumes and higher electricity cost of sales have resulted in decreased equity accounted profits when compared with the prior corresponding period.

Elgas

AGL's 50% interest in Auscom Holdings (Elgas), which distributes and retails LPG in Australia, made a $7.8 million equity accounted contribution (2004 $9.6 million). This decrease is attributable to lower energy sales volumes resulting from warmer trading conditions, and pressure on margins arising from continued high world LPG prices.

The supply reliability offered by the Sydney LPG Cavern led to improved Cavern volumes during the half year as a number of refineries experienced production problems.

HC Extractions

HC Extractions, which produces LPG, contributed an EBIT of $4.9 million, an increase of $2.5 million on the previous corresponding period. The increase is attributable to additional revenue earned from continued high levels of the Saudi Contract Price of propane.

Gas Valpo

AGL's wholly-owned investment in Gas Valpo, a natural gas distribution company in Chile, contributed $5.7 million to earnings before interest and tax during the six months ended 31 December 2005 (2004 $2.8 million). This increase is due to a number of factors including increased sales to residential, commercial and industrial customers, and the appreciation of the Chilean peso against both the US dollar and Australian dollar since the previous corresponding period.

Favourable weather conditions in Argentina during the first half of 2005/06, have enabled GasValpo to partially mitigate the impact of continued gas restrictions by undertaking spot gas purchases to optimise gas supply to its industrial customers.

- ***Unallocated items - expense of $19.3 million (2004 $14.3 million) up 35.0%***

Unallocated expense items of $19.3 million were $5.0 million higher than in the previous corresponding period. This includes $9.8 million of costs relating to the demerger which have been treated as a significant item.

- ***Finance costs - expense $55.1 million (2004 expense $51.7 million) up 6.6%***

Finance costs from continuing operations increased by $3.4 million over the previous corresponding period primarily as a result of additional debt in relation to the acquisition of Southern Hydro.

- ***Tax expense $39.7 million (2004 expense $25.7 million) up 54.5%***

The increase in tax expense from continuing operations of $14.0 million to $39.7 million compared with the previous corresponding period is largely attributable to the tax benefit adjustment on tax consolidation of $50.0 million related to AGL Gas Networks. This compares to the $65.8 million tax benefit on tax consolidation recorded in the previous corresponding period, relating to AGL Electricity.

Australian equivalents to International Financial Reporting Standards

This report is AGL's first report under Australian equivalents to International Financial Reporting Standards (A-IFRS) and comparatives have been restated as required on transition. Refer to Note 3 for further information.

Outlook

As noted elsewhere in the report AGL has announced a proposal to demerge the consolidated entity into an energy business and an infrastructure business. Detailed dividend outlook statements for AGL and the demerged businesses for the 2006 financial year are contained in the Scheme Booklet released on 13 February 2006. If the demerger proceeds, AGL in its current form will not pay a final dividend for the 2006 financial year. It is anticipated that participating shareholders in the demerger that continue to hold AGL Energy shares and AGL Infrastructure shares (as described in the Scheme Booklet) will receive dividend payments from both AGL Energy and AGL Infrastructure in September 2006. Subject to no significant changes in market conditions, the AGL Board considers that the dividend outlook for 2006 will be achieved but is subject to the risks, disadvantages and assumptions of the demerger explained in detail in the Scheme Booklet.

The Scheme Booklet contains detailed information on AGL Energy and AGL Infrastructure which will be useful in providing shareholders with additional information on operating and financial prospects of the demerged entities. The Scheme Booklet can be found on the AGL website www.agl.com.au.

Directors in Office

The names of Directors of the Parent Entity who held office during or since the end of the half year are:

	First Appointed
Mark Roderick Granger Johnson – Chairman	7 April 1988 *(appointed Chairman 3 December 2003)*
Gregory John Walton Martin – Managing Director	1 March 2001
Sir Ronald Brierley	21 January 1987
Graham John Reaney	7 April 1988
David Charles Keith Allen AO	22 October 1996
Carolyn Judith Hewson	22 October 1996
Anthony Bowen Daniels (OAM)	24 August 1999 (retired 18 October 2005)
Maxwell Gilbert Ould	1 January 2004
David Paul Craig	11 May 2005

Rounding of Amounts to Nearest $0.1 Million

The Company is an entity to which ASIC Class Order 98/100 applies and in accordance with that Class Order, amounts in the Financial Report and this Directors' Report have been rounded off to the nearest tenth of a million dollars, unless otherwise stated.

Lead Auditors' Independence Declaration under Section 307c of the Corporations Act 2001

The lead auditors' independence declaration is set out on page 10 and forms part of the Directors Report for the half year ended 31 December 2005.

This Report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Board this 28th day of February 2006.

Mark Johnson

M R G Johnson
Chairman

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

The Board of Directors
The Australian Gas Light Company
72 Christie Street
ST LEONARDS NSW 2065

28 February 2006

Dear Board Members

The Australian Gas Light Company

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of The Australian Gas Light Company ("AGL").

As lead audit partner for the audit of the financial statements of AGL for the half year ended 31 December 2005, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the audit, other than a contravention covered by ASIC Class Order 05/910; and

(ii) any applicable code of professional conduct in relation to the audit.

The independence of Deloitte in respect to the audit of the financial statements of The Australian Gas Light Company for the half year ended 31 December 2005 has not been impaired by this inadvertent contravention of the auditor independence requirements of the Corporations Act 2001.

Yours sincerely

DELOITTE TOUCHE TOHMATSU

G Couttas
Partner
Chartered Accountants

The Australian Gas Light Company and Controlled Entities
Consolidated Income Statement
For the half year ended 31 December 2005

	Note	31 Dec 2005 $m	31 Dec 2004 $m
Continuing Operations			
Revenue from ordinary activities	4(a)	**2,086.9**	2,000.7
Expenses from ordinary activities	4(b)	**(1,680.0)**	(1,610.6)
Equity accounted share of profits of associates and joint venture entities	6	**50.7**	42.6
Profit from ordinary activities before finance costs, depreciation and amortisation		**457.6**	432.7
Depreciation and amortisation		**(80.6)**	(78.7)
Profit from ordinary activities before finance costs and income tax		**377.0**	354.0
Finance costs		**(55.1)**	(51.7)
Profit from continuing operations before income tax		**321.9**	302.3
Income tax expense *		**(39.7)**	(25.7)
Profit after income tax from continuing operations		**282.2**	276.6
Profit from discontinued operations		**-**	680.2
Profit for the period		**282.2**	956.8
Profit attributable to minority interests		**-**	(20.1)
Net Profit after income tax attributable to Shareholders of the Parent Entity		**282.2**	936.7

* Includes tax effect of significant items of $52.9 million (2004 $66.7m) refer note 4(c)

		31 Dec 2005	31 Dec 2004
Earnings per share – including significant items			
Basic for profit for the half year (cents)		**61.8**	205.2
Basic for profit from continuing operations (cents)		**61.8**	60.6
Diluted for profit for the half year (cents)		**61.7**	205.0
Diluted for profit from continuing operations (cents)		**61.7**	60.6
Earnings per share – excluding significant items			
Basic for profit for the half year (cents)		**51.3**	52.3
Basic for profit from continuing operations (cents)		**51.3**	44.4
Diluted for profit for the half year (cents)		**51.2**	52.3
Diluted for profit from continuing operations (cents)		**51.2**	44.4
Weighted average number of ordinary shares			
Basic (millions)		**456.4**	456.6
Diluted (millions)		**457.2**	457.0

The Australian Gas Light Company and Controlled Entities
Consolidated Balance Sheet
As at 31 December 2005

	31 Dec 2005 $m	30 June 2005 $m
Current assets		
Cash and cash equivalents	251.6	394.2
Receivables	880.8	807.1
Inventories	12.1	14.0
Financial Assets	90.7	-
Non-current assets classified as held for sale	15.2	15.2
Other	60.9	78.3
Total current assets	1,311.3	1,308.8
Non-current assets		
Receivables	118.1	123.7
Equity accounted investments	997.2	971.9
Property, plant and equipment, oil and gas rights	4,590.6	3,782.4
Intangible assets	2,379.6	1,534.1
Deferred Tax assets	247.2	126.9
Financial assets	90.2	-
Pension assets	11.9	10.1
Other	15.8	23.0
Total non-current assets	8,450.6	6,572.1
Total assets	9,761.9	7,880.9
Current liabilities		
Payables	488.6	433.3
Interest Bearing Liabilities	1,667.9	236.3
Financial liabilities	191.8	-
Provisions	58.7	60.5
Current tax liabilities	77.3	86.0
Unearned revenue	3.7	8.9
Total current liabilities	2,488.0	825.0
Non-current liabilities		
Interest Bearing Liabilities	1,352.1	1,406.9
Financial liabilities	213.5	-
Provisions	48.3	46.0
Deferred tax liabilities	979.4	945.9
Unearned revenue	5.6	5.1
Total non-current liabilities	2,598.9	2,403.9
Total liabilities	5,086.9	3,228.9
Net assets	4,675.0	4,652.0
Equity		
Issued Capital	1,999.1	2,010.1
Reserves	(80.4)	(8.6)
Retained profits	2,756.3	2,650.5
Equity attributable to Shareholders of the Parent Entity	4,675.0	4,652.0
Total equity	4,675.0	4,652.0

The Australian Gas Light Company and Controlled Entities
Consolidated Cash Flow Statement
For the half year ended 31 December 2005

	31 Dec 2005 $m	31 Dec 2004 $m
Cash flows from operating activities		
Receipts from customers	2,494.4	2,671.9
Payments to suppliers and employees	(2,149.5)	(2,196.1)
Dividends received	46.5	45.7
Interest received	13.2	4.2
Finance costs paid	(54.5)	(68.6)
Income tax paid	(106.4)	(112.2)
Net cash provided by operating activities	243.7	344.9
Cash flows from investing activities		
Payment for property, plant and equipment , oil and gas rights	(186.2)	(92.8)
Payment for investments	-	(22.1)
Payment for intangible assets	-	(0.2)
Payments for purchase of controlled entities	(1,461.2)	-
Loans advanced	(5.6)	-
Proceeds from sale of property, plant and equipment	0.6	31.9
Proceeds from sale of controlled entities	-	777.8
Proceeds from loan repayments	0.2	2.9
Net cash (used in) provided by investing activities	(1,652.2)	697.5
Cash flows from financing activities		
Payment for share buy-back	(14.0)	-
Proceeds from borrowings and hedge receipts on foreign currency borrowings	1,625.4	273.0
Repayment of borrowings and hedge payments on foreign currency borrowings	(182.6)	(524.6)
Dividends paid	(146.0)	(170.1)
Net cash provided by (used in) financing activities	1,282.8	(421.7)
Net increase/(decrease) in cash held	(125.7)	620.7
Cash at the beginning of the financial period	377.0	1.4
Effects of exchange rate changes on the balance of cash held in foreign currencies	0.3	-
Cash at the end of the financial period	251.6	622.1

The Australian Gas Light Company and Controlled Entities
Statement of recognised income and expense
For the half year ended 31 December 2005

	31 Dec 2005 $m	31 Dec 2004 $m
Cash flow hedges:		
Gain/(loss) taken to equity	129.9	-
Transferred to profit or loss for the period	(83.5)	-
Translation of foreign operations:		
Exchange differences taken to equity	21.9	(5.3)
Share based payments expense	(0.7)	2.6
Actuarial gain/(loss) on defined benefit funds	-	(1.5)
Share of increments in reserves attributable to associates	2.6	(1.6)
Income tax on items taken directly to or transferred from equity	(18.5)	(0.1)
Other	(0.2)	-
Net income recognised directly in equity	51.5	(5.9)
Profit for period	282.2	956.8
Total recognised income and expense for the period	333.7	950.9
Attributable to:		
Equity holders of the parent	333.7	930.8
Minority interests	-	20.1
	333.7	950.9

Reconciliation of Consolidated Statement of recognised income and expense to equity movements

	Reserves $m	Retained Profits $m
Opening balance at 30 June 2005	(8.6)	2,650.5
Current period adjustments	51.5	-
* A-IFRS transitional adjustments current period	(123.3)	(30.4)
Profit for period	-	282.2
Dividend paid	-	(146.0)
Closing balance at 31 December 2005	(80.4)	2,756.3
* A-IFRS transitional adjustments current period		
Fair value at date of transition of qualifying hedges	(176.2)	-
Income tax benefit thereon	52.9	-
Share of increments in earnings attributable to associates	-	19.3
Fair value at date of transition of derivatives that do not qualify as hedges	-	(71.0)
Income tax benefit thereon	-	21.3
	(123.3)	(30.4)

The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the half year ended 31 December 2005

Note 1 - Regulation

On 11 October 2002 the Parent Entity, previously established as an unincorporated organisation by Act of Council, 8 William IV, 7 September 1837, was converted into a body corporate and registered under the Corporations Act 2001.

Note 2 – Statement of significant accounting policies

(a) Basis of preparation of financial report

The half year financial report is a general purpose financial report and is prepared in accordance with the Corporations Act 2001, applicable Accounting Standard AASB 134 Interim Financial Reporting, Urgent Issues Group Interpretations and other authoritative pronouncements of the Australian Accounting Standards Board as applicable to the half year report.

The half year report does not include all of the disclosures of the type normally included in the annual financial report. The half year financial report should be read in conjunction with the annual financial report of The Australian Gas Light Company as at 30 June 2005, which was based on Australian Accounting Standards applicable before 1 July 2005.

The half year financial report is prepared on the basis of historical cost and, except where otherwise stated, is not adjusted to take account of either changing money values or current valuations of non-current assets. The carrying value of recognised assets and liabilities that are hedged are adjusted to record changes in the fair value attributable to the risks being hedged.

The accounting policies applied in the preparation and presentation of the financial report are consistent with those applied in previous years, except as disclosed below.

(b) Statement of compliance

The consolidated entity changed its accounting policies on 1 July 2005 to comply with A-IFRS. The transition to A-IFRS is accounted for in accordance with AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards, with 1 July 2004 as the date of transition. An explanation of how the transition from superseded policies to A-IFRS has affected the consolidated entity's financial position, financial performance and cash flows is discussed in Note 3. Compliance with AIFRS ensures that the half year report complies with International Financial Reporting Standards (IFRS).

This is the first half year financial report prepared under AIFRS and comparatives for the half year ended 31 December 2004 and full year 30 June 2005 have been restated accordingly. The consolidated entity has not restated comparative financial information for financial instruments, including derivatives, as permitted under the first time adoption transitional provisions. The accounting policies for financial instruments applicable to the comparative information are consistent with those adopted and disclosed in the financial report for the year ended 30 June 2005.

(c) Principles of consolidation

The consolidated financial report of the consolidated entity comprises The Australian Gas Light Company (the Parent Entity) and each of its controlled entities. Adjustments have been made to achieve consistency where entities adopt accounting policies which differ from the consolidated entity. All inter-entity balances and transactions are eliminated on consolidation.

(d) Business Combinations

The directors have elected under s.334(5) of the Corporations Act 2001 to apply the revised Accounting Standard AASB 3 Business Combinations, even though the Standard is not required to be applied until annual reporting periods beginning on or after 1 January 2006.

(e) Receivables

Debtors, loans receivable and other receivables are carried at amounts due or amounts expected to be realised, whichever is the lesser.

Unbilled revenue represents estimated gas and electricity services supplied to customers but unbilled at the end of the financial period.

Receivables are normally recognised when control of goods and services provided by the consolidated entity passes to the buyers.

Notes to the Financial Statements
For the half year ended 31 December 2005

Note 2 – Statement of significant accounting policies (continued)

(f) Inventories
Stocks and materials are valued at the lower of cost and estimated net realisable value. Costs, including an appropriate portion of fixed and variable overhead expenses, are assigned to inventory on hand by the method most appropriate to each particular class of inventory, with the majority being valued on a first-in-first-out basis.

(g) Investments
Investments in associates and jointly controlled entities are shown at cost plus the consolidated entity's share of the post-acquisition undistributed profits and reserves of the associates or jointly controlled entities. The results of associates and jointly controlled entities are accounted for by using the equity method of accounting.

Interests in jointly controlled assets and operations are recognised by including in the financial report under the appropriate categories the consolidated entity's relevant proportion of joint venture revenues, expenses, assets and liabilities.

Interests in partnerships that are not joint ventures are shown at cost plus the consolidated entity's share of the undistributed profits of the partnerships. The consolidated entity's share of the profits of partnerships is recognised as it is earned.

Investments in other entities are initially recognised at cost. After initial recognition, these investments are stated at fair value less any impairment. Dividend income or distributions from such entities are brought to account as profit from ordinary activities.

(h) Property, plant and equipment
Purchased assets
Items of property, plant and equipment are initially brought to account at cost which includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. For major qualifying assets, cost includes, where applicable, finance and other costs incurred during construction or represents, where applicable, the fair value of assets acquired on the purchase of controlled entities.

Property, plant and equipment, other than freehold land and buildings, are stated at cost less accumulated depreciation and impairment.

Property, plant and equipment, other than freehold land, leasehold improvements and surplus properties held for sale, are depreciated at rates based upon the expected useful lives of the assets. Depreciation rates are reviewed annually and, if necessary, adjusted to reflect the most recent assessments of useful lives.

Leasehold improvements are amortised over the periods of the relevant leases or the expected useful lives of the improvements, whichever are the shorter.

Leased assets
Assets acquired under finance leases are capitalised and amortised over their expected useful lives. Corresponding liabilities are also established and lease payments are allocated between interest expense and lease liabilities with the interest component being charged against profits as incurred.

Payments made under operating leases are expensed as incurred.

(i) Intangibles
All potential intangible assets acquired in a business combination are identified and recognised separately from goodwill where they satisfy the definition of an intangible asset and their fair value can be measured reliably. The useful lives of these intangible assets are assessed to be either finite or indefinite.

Goodwill
Goodwill represents the excess of acquisition costs over the fair values of the identifiable assets, liabilities and contingent liabilities acquired. Goodwill is not amortised but is tested for impairment annually and whenever there is an indication that the goodwill may be impaired. Any impairment is recognised immediately in profit or loss and is not subsequently reversed.

As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies.

Licences
The consolidated entity's licences are carried at cost, cost representing the fair value of the licences acquired.

Notes to the Financial Statements
For the half year ended 31 December 2005

Note 2 – Statement of significant accounting policies (continued)

The licences have an indefinite useful life and, accordingly, are not amortised.

(j) Finance Costs
Finance costs relating to long-term debt held at amortised cost are amortised using the effective yield method. Finance costs relating to debt held at fair value through profit or loss are expensed. Finance costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that asset.

(k) Recoverable amount of non-current assets

At each reporting date, the consolidated entity reviews the carrying amount of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Goodwill and intangible assets with indefinite useful lives are tested for impairment annually and whenever there is an indication of impairment. An impairment of goodwill is not subsequently reversed.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than the carrying amount of the asset (or cash-generating unit) it is reduced to its recoverable amount. An impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the impairment loss is treated as a revaluation decrease.

A reversal of an impairment loss is recognised as an increase to the estimated recoverable amount of the asset (or cash-generating unit) but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the reversal of the impairment loss is treated as a revaluation increase.

(l) Non-current assets held for sale

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition and the sale of the asset (or disposal group) is expected to be completed within one year from the date of classification.

(m) Payables
Creditors and other payables, including accruals not yet billed, are recognised when the consolidated entity becomes obliged to make future payments principally as a result of purchases of goods and services.

(n) Interest bearing liabilities

Borrowings are recorded initially at fair value, net of transaction costs.

Subsequent to initial recognition, borrowings are measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Customer deposits are recognised on receipt of refundable deposits held as security over future gas and electricity usage by customers. Interest is accrued at nominal rates over the period the deposits are held.

(o) Provisions

Provisions are recognised when the Group has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a

Notes to the Financial Statements
For the half year ended 31 December 2005

Note 2 – Statement of significant accounting policies (continued)

provision is measured using the cashflows estimated to settle the present obligation, its carrying amount is the present value of those cashflows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

(p) Goods and services tax
Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority or for receivables and payables which are recognised inclusive of GST. Cash flows are included in the statement of cash flows on a gross basis. GST, which is recoverable or payable to the taxation authority, is classified as operating cash flows.

(q) Taxation

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

Deferred tax assets and liabilities are not recognised when they arise from the initial recognition of assets and liabilities (other than from a business combination) which affects neither taxable income nor accounting profit. Deferred tax liabilities are not recognised when they arise from investments in subsidiaries, branches, associates and joint ventures where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets are only recognised to the extent that it is probable that they will be realised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled based on tax rates (and tax laws) that have been enacted or substantively enacted by the reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the consolidated entity expects, at the reporting date, to recover or settle the carrying amounts of its assets and liabilities.

Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or tax loss for the period.

Current and deferred tax is recognised as an expense or income in the income statement, except when it relates to items credited directly to equity, in which case the deferred tax is also recognised in equity.

(r) Restoration and rehabilitation costs
The initial cost of property, plant and equipment includes the initial estimate, discounted to present value, of dismantling, removing the item and restoring the site on which it is located where the obligation arises when the item is acquired or through use for purposes other than to produce inventories.

(s) Employee benefits
Liabilities for wages, salaries and annual leave and other employee benefits which are expected to be settled within twelve months of reporting date are accrued at nominal amounts, calculated on the basis of wage and salary rates expected to apply at the time of settlement, plus relevant employment on-costs.

Liabilities for other employee benefits, which are not expected to be settled within twelve months of reporting date, are accrued at nominal amounts calculated on the basis of wage salary rates expected to apply at the time of settlement. The liabilities ascertained using this method are not materially different from the liabilities determined using the present value method of the estimated future cash flows to be made.

The directors have elected under s.334(5) of the Corporations Act 2001 to apply Accounting Standard AASB 119 *Employee Benefits,* even though the Standard is not required to be applied until annual reporting periods beginning on or after 1 January 2006.

Contributions to defined contributions superannuation plans are expensed when incurred.

Notes to the Financial Statements
For the half year ended 31 December 2005

Note 2 – Statement of significant accounting policies (continued)

For defined benefit superannuation plans, the net difference between the defined benefit obligation and the fair value of the plan assets is recognised as an expense except for actuarial gains and losses which are recognised directly in retained earnings in the period in which they occur.

The defined benefit obligation represents the present value of the defined benefit obligation, adjusted for unrecognised past service cost, net of the fair value of the plan assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

(t) Share-based Payments
The Group provides benefits to employees (including directors) of the Group in the form of share-based payment transactions. Share-based payments granted after 7 November 2002 that were unvested at 1 January 2005, are measured at fair value at grant date and expensed over the vesting period. Fair value is measured using the share price for AGL shares at grant date adjusted for the non-receipt of dividends over the vesting period. Vesting is not conditional upon a market condition. No expense is recognised for share-based payments that do not vest.

(u) Revenue Recognition
Gas and electricity services revenue represents accounts rendered plus an accrual for unbilled revenue at the end of the financial period.

Revenue from the provision of services, including revenue from construction contracts, represents consideration received or receivable determined, where appropriate, in accordance with the percentage of completion method, with the stage of completion of each contract determined by reference to the proportion that contract costs for work performed to date bears to the estimated total contract costs.

Customer contributions towards infrastructure are recognised as revenue in the periods in which the infrastructure is completed.

(v) Foreign currencies
The functional and presentation currency of The Australian Gas Light Company and its Australian subsidiaries is Australian dollars. The functional currency of the subsidiaries in Chile is the Chilean Peso.

Translation of foreign currency transactions
Foreign currency transactions are converted to Australian dollars at exchange rates ruling at the dates of those transactions. Amounts payable and receivable in foreign currencies at balance date are converted to Australian dollars at exchange rates ruling on that date.

Exchange differences arising from the conversion of amounts payable and receivable in foreign currencies are brought to account as gains or losses in the periods in which the differences arise except for exchange differences on transactions entered into in order to hedge certain foreign currency risks (refer separate note on Derivative Financial Instruments).

Translation of foreign currency financial statements
Assets and liabilities of overseas subsidiaries are translated into Australian dollars at exchange rates ruling at reporting date. Profits and losses of such controlled entities are translated at average exchange rates ruling during the year. Exchange differences arising on translation are taken directly to the foreign currency translation reserve and recognised in profit or loss on disposal of the overseas subsidiary.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity on or after the date of transition to A-IFRS are treated as assets and liabilities of the foreign entity and translated at exchange rates prevailing at the reporting date. Goodwill arising on acquisitions before the date of transition to AIFRS is treated as an Australian dollar denominated asset.

(w) Derivative financial instruments
The directors have elected under s.334(5) of the Corporations Act 2001 to apply Accounting Standard AASB 2005-1 even though the Standard is not required to be applied until annual reporting periods beginning on or after 1 January 2006. This Standard contains amendments to AASB 139 *Financial Instruments: Recognition and Measurement* which permit the foreign currency risk of a highly probable intragroup forecast transaction to qualify as the hedged item in consolidated financial statements.

Notes to the Financial Statements
For the half year ended 31 December 2005

Note 2 – Statement of significant accounting policies (continued)

The Group uses derivative financial instruments to manage its exposure to interest rate risk, foreign exchange rate risk and electricity purchase risk. As permitted under the AIFRS first time adoption transitional provisions, comparative financial information for financial instruments, including derivatives, has not been restated. The following accounting policies apply for the period from 1 July 2005. The accounting policies for financial instruments applicable to the comparative period are consistent with those adopted and disclosed in the financial report for the year ended 30 June 2005. Financial instruments including derivatives are included in the Balance Sheet as Financial Assets or Financial Liabilities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which case, the timing of the recognition in profit or loss depends on the nature of the hedge relationship. Hedges are classified as fair value hedges when they hedge the exposure to changes in the fair value of recognised assets or liabilities or firm commitments; cash flow hedges where they hedge exposure to variability in cash flows from highly probable forecast transactions or hedges of net investments in foreign operations

Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair value of the hedge asset or liability that is attributable to the hedged risk.

Hedge accounting is discontinued when the hedge instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. The adjustment to the carrying amount of the hedged item arising form the hedge risk is amortised to profit or loss from that date.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss.

Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

Hedges of net investments in foreign operations

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instruments relating to the effective portion of the hedge is recognised in the foreign currency translation reserve; the gain or loss relating to the ineffective portion is recognised immediately in profit or loss. Gains and losses deferred in the foreign currency translation reserve are recognised immediately in profit or loss when the foreign operation is disposed of.

Embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of their host contracts and the host contracts are not measured at fair value with changes in fair value recognised in profit or loss.

(x) Cash flows
For the purpose of the statements of cash flows, cash includes cash on hand, cash held at call with financial institutions and money market investments, net of bank overdrafts and money market borrowings.

Notes to the Financial Statements

For the year ended 30 June 2005

Note 3 – First-time Adoption of Australian Equivalents to International Financial Reporting Standards

The impacts of adopting AIFRS on the total equity and profit after tax as reported under Australian Accounting Standards applicable before 1 July 2005 (AGAAP) are illustrated below.

(i) Reconciliation of total equity as presented under AGAAP to that under A-IFRS

	Consolidated		
	30 June 2005 $m	31 Dec 2004 $m	1 July 2004 $m
Total equity under AGAAP	3,267.6	3,814.4	3,154.6
Total A-IFRS equity adjustments at date of transition	1,308.4	1,308.4	n/a
Adjustments to equity:			
Recognition of defined benefit superannuation asset (a)	5.9	2.7	5.7
Write back of goodwill amortisation (b)	39.5	19.7	-
Adjustments relating to NGC (c)	54.5	54.5	(5.4)
Changes in equity accounted investments (d)	(1.2)	(1.0)	(0.5)
Election made to measure certain property, plant and equipment held by associates at fair value and use that fair value as the deemed cost of this property, plant and equipment at date of transition (e)	(4.6)	(2.3)	370.7
Election made to measure certain property plant and equipment at fair value and use that fair value as deemed cost at the date of transition (f)	(31.6)	(15.8)	1,578.0
Recognition of share based payments (g)	5.2	3.3	(14.2)
Tax effect of A-IFRS adjustments (h)	8.3	6.9	(625.9)
Total AIFRS equity adjustments at date of transition			1,308.4
Total equity under A-IFRS	4,652.0	5,190.8	4,463.0

(a) AASB 119 *Employee Benefits* ("AASB 119") requires the recognition of a defined benefit superannuation asset or liability. This was not recognised under AGAAP. AGL has elected to early adopt the revised AASB 119 and has chosen to recognise actuarial gains and losses through retained earnings. Other superannuation costs are recognised in the Income Statement.

(b) Goodwill is not amortised under AASB 3 *Business Combinations* but was amortised under AGAAP. An adjustment has been made to reverse the goodwill amortisation expense since the date of transition. In accordance with AASB 1 *First Time Adoption of Australian Equivalents to International Financial Reporting Standards* ("AASB 1") AGL has elected not to restate past business combinations, accordingly no adjustment in respect of accumulated goodwill amortisation is required at the date of transition of 1 July 2004. In addition, under A-IFRS AGL concluded that the gas and electricity retail licences do not meet the criteria for recognition as separately identifiable intangible assets, and under AASB 1 these licences were reclassified to goodwill at the date of transition at their net book value of $1,170.0 million.

(c) AGL disposed of its interests in NGC in December 2004. Additional deferred tax liabilities and other transitional adjustments were recognised on transition to A-IFRS, which resulted in an increase of $54.5 million in equity in respect of the sale of NGC.

(d) A-IFRS transitional adjustments made by AGL's equity accounted investees have resulted in adjustments to AGL's carrying value of those investments under A-IFRS.

(e) On transition to A-IFRS an election has been made in accordance with AASB 1 to measure certain property, plant and equipment at fair value and use that fair value as the deemed cost of this property, plant and equipment. The adjustment to retained earnings at 1 July 2004 of $370.7 million is a result of the equity accounted investments in Australian Pipeline Trust and ActewAGL Distribution Partnership increasing by $140.7 million (after income tax) and $230.0 million respectively to reflect AGL's share of the increase in equity accounted reserves arising from the increase in the carrying value of property, plant and equipment held by these associates. An adjustment has also been made in respect of the increased depreciation arising from the increase in the carrying value of property, plant and equipment held by these associates to reflect the reduction

Notes to the Financial Statements
For the year ended 30 June 2005

Note 3 – First-time Adoption of Australian Equivalents to International Financial Reporting Standards

in AGL's share of equity accounted profits in respect of the half year ended 31 December 2004 ($2.3 million) and the year ended 30 June 2005 ($4.6 million). This was a change from the A-IFRS elections proposed in the financial statements for the year ended 30 June 2005.

(f) On transition to A-IFRS an election has been made in accordance with AASB 1 to measure the New South Wales gas distribution network property, plant and equipment at fair value and use that fair value as the deemed cost of this property, plant and equipment. This has resulted in an increase of $1,578.0 million in the carrying value of this property, plant and equipment. As a result of the increased carrying value of the property, plant and equipment, increased depreciation charges are reflected in the financial statements for the half year ended 31 December 2004 ($15.8 million) and the year ended 30 June 2005 ($31.6 million). This was a change from the A-IFRS elections proposed in the financial statements for the year ended 30 June 2005.

(g) In accordance with AASB 2 *Share Based Payments* the rights issued under the AGL Share Loan Plan are treated as in substance options and are required to be expensed. On transition the AGL Share Loan plan receivable of $14.2 million was debited to equity. An adjustment has also been made to expense the fair value of the share based payments over their vesting period in the half year ended 31 December 2004 and the year ended 30 June 2005.

(h) The tax effect of A-IFRS on transition, and ongoing, arises from the recognition of deferred taxes associated with fair value adjustments in relation to business combinations, investments, the adoption of fair value as deemed costs in respect of certain property plant and equipment ($542.4 million) and from previously categorised permanent differences between the book and tax carrying amounts of property, plant and equipment.

Notes to the Financial Statements
For the year ended 30 June 2005

Note 3 – First-time Adoption of Australian Equivalents to International Financial Reporting Standards (continued)

(ii) Reconciliation of profit from ordinary activities after tax under AGAAP to that under A-IFRS

	Consolidated	
	Year ended 30 June 2005 $m	**Half year ended 31 Dec 2004 $m**
Profit from ordinary activities after tax as previously reported	**848.3**	**887.8**
Defined benefit superannuation plan expense (a)	**8.5**	**4.2**
Recognition of share based payment expense (b)	**(4.1)**	**(1.8)**
Write back of goodwill amortisation (c)	**39.5**	**19.7**
Adjustments relating to NGC (d)	**37.3**	**37.3**
Changes in equity accounted investments (e)	**2.8**	**0.7**
Reduction in equity accounted profits in respect of the election to adopt the fair value of property plant and equipment as deemed cost at the date of transition in respect of certain equity accounted investments (f)	**(4.6)**	**(2.3)**
Additional depreciation in respect of the election to adopt the fair value of certain property plant and equipment as deemed cost (g)	**(31.6)**	**(15.8)**
Tax effect of A-IFRS adjustments (h)	**8.3**	**6.9**
Profit after tax under A-IFRS	**904.4**	**936.7**

(a) AASB 119 *Employee Benefits* ("AASB 119") requires defined benefit superannuation current service costs to be recognised in the Income Statement during the period. AGL have elected to recognise actuarial gains and losses directly in retained earnings in accordance with AASB 119. Under AGAAP, superannuation contributions were recognised as an expense as they were paid or became payable.

(b) Share based payments are required to be recognised in the Income Statement under AASB *2 Share-based Payments* but were not required to be expensed under AGAAP, hence an adjustment has been made to expense the fair value of the share based payments over their vesting period.

(c) Goodwill is not amortised under AASB 3 *Business Combinations* but was amortised under AGAAP. An adjustment has been made to reverse the goodwill amortisation expense since the date of transition.

(d) AGL disposed of its interests in NGC in December 2004. Additional deferred tax liabilities and other transitional adjustments were recognised on transition to AIFRS, which resulted in an increase of $37.3 million in the reported profit on sale of NGC under A-IFRS.

(e) A-IFRS transitional adjustments made by AGL's equity accounted investees have resulted in adjustments to AGL's equity accounted share of profits recognised under A-IFRS.

(f) On transition to A-IFRS an election has been made in accordance with AASB 1 to measure certain property, plant and equipment held by associates at fair value and use that fair value as the deemed cost of this property, plant and equipment. An adjustment has been made in respect of the increased depreciation arising from the increase in the carrying value of property, plant and equipment held by these associates to reflect the reduction in AGL's share of equity accounted profits in respect of the half year ended 31 December 2004 ($2.3 million) and in the year ended 30 June 2005 ($4.6 million).

(g) On transition to A-IFRS an election has been made in accordance with AASB 1 to measure the New South Wales gas distribution network property, plant and equipment at fair value and use that fair value as the deemed cost of this property, plant and equipment. As a result of the increased carrying value of the property, plant and equipment, increased depreciation charges are reflected in the financial statements for the half year ended 31 December 2004 ($15.8 million) and the year ended 30 June 2005 ($31.6 million).

(h) This adjustment represents the impact on current tax expense in respect of the AIFRS adjustments, in accordance with AASB 112 *Income Taxes.*

(iii) Explanation of material adjustments to the cash flow statements

There are no material differences between the cash flow statements presented under A-IFRS and those presented under AGAAP.

The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the half year ended 31 December 2005

	31 Dec 2005 $m	31 Dec 2004 $m
Note 4 – Revenues/expenses from ordinary activities		
Profit before income tax includes the following revenues and expenses whose disclosure is relevant in explaining the performance of the entity.		
(a) Revenue from ordinary activities		
Sales of goods		
Operating activities	**1,872.3**	1,799.8
Provision of services		
Construction contracts	**12.3**	12.9
Other operating activities	**193.9**	164.7
Interest		
Associates and joint venture entities	**5.8**	5.2
Other operating entities	**0.7**	0.4
Disposals of assets	**-**	
Operating activities	**0.6**	0.9
Sale of Breakfast Point	**-**	14.7
Sale of Windimurra power station	**0.2**	-
Rents		
Other activities	**0.3**	0.3
Write-back of provisions no longer required		
Doubtful debts	**0.3**	1.1
Employee benefits	**-**	0.6
Other revenue		
Other	**0.5**	0.1
	2,086.9	2,000.7
(b) Expenses from ordinary activities		
Cost of goods sold	**1,375.0**	1,332.4
Administrative costs	**57.0**	62.5
Employee benefits	**244.4**	213.9
Expense of share-based payments	**3.6**	1.8
	1,680.0	1,610.6

The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the half year ended 31 December 2005

	31 Dec 2005 $m	31 Dec 2004 $m
Note 4 – Revenues/expenses from ordinary activities (continued)		
(c) Significant items (net profit before tax)		
Equity accounted profit relating to APT entering tax consolidation	**4.8**	**-**
(Income tax expense applicable $nil million)		
Profit on sale of Windimurra power station	**0.2**	**-**
(Income tax expense applicable $nil million)		
Demerger costs	**(9.8)**	**-**
(Income tax benefit applicable $2.9 million)		
Tax Consolidation Benefit * (Income tax expense applicable $nil million, 2004 gross benefit $65.9 million less costs $1.6 million (tax benefit $0.5 million))	**50.0**	**64.8**
Sale of NGC	**-**	**628.2**
(Income tax expense applicable $4.0 million)		
Sale of Breakfast Point	**-**	**14.7**
(Income tax expense applicable $nil million)		
Property Rehabilitation	**-**	**(6.1)**
(Income tax benefit applicable $0.3 million)		

* Tax consolidation benefit on increasing tax cost base for Electricity Networks 2004 and Gas Networks 2005

(d) Seasonality of Operations

The energy business operates in an environment that is dependent upon weather as one of the key drivers of supply and demand. Fluctuations in seasonal weather patterns, particularly those over the short term, can have a positive or negative effect on the reported result. AGL prepares detailed forecasts of the key drivers of profitability and hedges associated risks as described in the financial statements at 30 June 2005. However, it is not possible to consistently predict this seasonality and some variability is common.

	31 Dec 2005 $m	31 Dec 2004 $m
Note 5 – Dividends		
Dividends paid during the half year		
Final dividend paid 23 September 2005 (2004 -24 September 2004)		
Franked amount ((32 cents per share) (2004 - 23 cents per share))	**146.0**	104.9
Unfranked amount ((Nil cents per share) (2004 - 8 cents per share))	**-**	36.5
Total amount ((32 cents per share) (2004 - 31 cents per share))	**146.0**	141.4
Dividends proposed and not recognised as a provision #		
Proposed interim dividend 23 March 2006 (2005 - 24 March 2005)		
Franked amount (([31] cents per share) (2005 - 28 cents per share))	**141.3**	127.8
Unfranked (([nil] cents per share) (2005 - 3 cents per share))	**-**	13.7
Total (([31] cents per share) (2005 - 31 cents per share))	**141.3**	141.5

The interim dividend in respect of ordinary shares for the half year ended 31 December 2005 has not been recognised in this financial report because the interim dividend was not declared prior to 31 December 2005.

In addition to the interim dividend paid on 24 March 2005, a special dividend of 30 cents per share was paid on the same date. No such dividend is proposed for the half year ended 31 December 2005.

The Australian Gas Light Company Dividend Reinvestment Plan was suspended on 14 October 2003.

The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the half year ended 31 December 2005

Note 6 – Material interests in equity accounted associates and joint ventures

	Percentage of ownership interest held at end of period		Contribution to net profit	
	31 Dec 2005	31 Dec 2004	**31 Dec 2005**	31 Dec 2004
	%	%	**$m**	$m
Equity accounted associates and joint ventures				
Auscom Holdings Pty Limited	**50.0**	50.0	**7.8**	9.6
Australian Pipeline Trust	**30.0**	30.0	**15.1**	8.1
ActewAGL	**50.0**	50.0	**26.8**	29.5
Greater Energy Alliance Corporation Pty Limited	**32.5**	32.5	**1.0**	(4.7)
Agility Diona	**50.0**	50.0	**-**	0.1
Agility Kembla	**50.0**	50.0	**-**	-
Camden Gas Project	**50.0**	-	**-**	-
Sydney Exploration	**50.0**	-	**-**	-
Hunter Exploration	**50.0**	-	**-**	-
APC PNG Project	**50.0**	50.0	**-**	-
Total			**50.7**	42.6

The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the half year ended 31 December 2005

Note 7 – Segment Information

(a) Segment revenues

	External Sales Revenue		Other External Revenue		Inter-Segment Revenue		Equity Accounted Share of Net Profits		Total	
	31 Dec 05 $m	31 Dec 04 $m	31 Dec 05 $m	31 Dec 04 $m	31 Dec 05 $m	31 Dec 04 $m	31 Dec 05 $m	31 Dec 04 $m	31 Dec 05 $m	31 Dec 04 $m
Energy Networks										
Gas networks	34.1	27.5	0.7	0.7	138.5	149.6	-	-	173.3	177.8
Electricity networks	49.1	38.8	-	-	59.6	57.5	-	-	108.7	96.3
	83.2	66.3	0.7	0.7	198.1	207.1	-	-	282.0	274.1
Agility	92.7	65.6	0.4	1.2	143.9	143.5	-	0.1	237.0	210.4
Retail Energy	1,728.9	1,714.0	0.4	0.1	9.7	16.5	-	-	1,739.0	1,730.6
Merchant Energy	125.1	74.1	6.3	5.2	759.6 *	18.9	1.0	(4.7)	892.0	93.5
Energy Investments	45.6	32.1	0.1	0.4	-	-	49.7	47.2	95.4	79.7
New Zealand business	-	206.7	-	784.0	-	-	-	-	-	990.7
Property	0.1	-	0.1	36.8	0.1	0.1	-	-	0.3	36.9
Telecommunications	-	-	-	0.6	-	-	-	-	-	0.6
Segment totals	2,075.6	2,158.8	8.0	829.0	1,111.4	386.1	50.7	42.6	3,245.7	3,416.5
Unallocated items	3.3	3.6	-	-	-	-	-	-	3.3	3.6
	2,078.9	2,162.4	8.0	829.0	1,111.4	386.1	50.7	42.6	3,249.0	3,420.1
Less: eliminations	-	-	-	-	(1,111.4)	(386.1)	-	-	(1,111.4)	(386.1)
	2,078.9	2,162.4	8.0	829.0	-	-	50.7	42.6	2,137.6	3,034.0

* The inter-segment revenue for Merchant Energy represents the sale of energy to Retail Energy during the period and the prior period comparatives have not been restated.

Revenue is principally derived from:

(i) *Energy Networks* – distribution of gas and electricity.
Agility – provision of infrastructure management and maintenance services.
Retail Energy– sale of natural gas and electricity.
Merchant Energy – generation and sale of electricity and wholesale sale of gas.
Energy Investments – investments in pipeline and energy utility entities.
New Zealand business (discontinued) – investments in New Zealand entities involved in the gas and electricity industries.
Property – sale and rental of properties.
Telecommunications – investment in entities involved in the telecommunications industry.

(ii) Inter-segment pricing is made on an "arms-length" commercial basis.

(iii) Since 1 April 2005 the previous Energy Sales & Marketing and Power Generation segments have been reported under the new segments, Retail Energy and Merchant Energy

The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the half year ended 31 December 2005

Note 7 – Segment Information (continued)

(b) Segment results – profits/(losses)

	Segment Results - Profits/(Losses)		Depreciation and Amortisation		Other Non-Cash Expenses	
	31 Dec 05 $m	31 Dec 04 $m	31 Dec 05 $m	31 Dec 04 $m	31 Dec 05 $m	31 Dec 04 $m
Continuing Operations						
Energy Networks						
Gas networks	68.1	74.1	36.5	36.0	1.1	0.8
Electricity networks	47.7	39.0	9.2	11.9	-	0.2
	115.8	113.1	45.7	47.9	1.1	1.0
Agility	31.9	32.2	2.6	1.8	7.2	5.5
Retail Energy	153.8	141.9	7.9	8.0	20.8	22.9
Merchant Energy	34.4	19.3	10.0	7.6	2.2	0.2
Energy Investments	60.3	52.2	3.0	2.7	0.2	0.3
Property	0.1	8.6	0.4	0.6	0.1	0.1
Telecommunications	-	1.0	-	-	-	-
Segment totals	396.3	368.3	69.6	68.6	31.6	30.0
Unallocated items	(19.3)	(14.3)	11.0	10.1	18.4	11.4
	377.0	354.0	80.6	78.7	50.0	41.4
Less: finance costs	(55.1)	(51.7)				
Profit from continuing operations	321.9	302.3				
Income tax attributable to ordinary activities	(39.7)	(25.7)				
Profit from continuing operations after income tax	282.2	276.6				
Discontinued Operations						
New Zealand business	-	702.6	-	30.5	-	-
Segment Totals	-	702.6	-	30.5	-	-
Less: finance costs	-	(10.3)				
Profit from discontinued operations	-	692.3				
Income tax attributable to ordinary activities	-	(12.1)				
Profit from discontinued operations after income tax	-	680.2				
Profit after income tax	282.2	956.8				

Profit from ordinary activities before finance costs includes the following significant items, detailed in Note 4(c), as allocated to relevant segments:

(i)	Merchant Energy	$0.2 million (2004 $Nil)
(ii)	Energy Investments	$4.8 million (2004 $Nil)
(iii)	Property	$Nil (2004 $8.6 million)
(iv)	Unallocated items	$(9.8) million (2004 $(1.6 million))
(v)	New Zealand Business	$Nil (2004 $624.2 million)
(vi)	Income tax attributable to ordinary activities	$52.9 million (2004 $66.7 million)

Note 7 – Segment Information (continued)

(c) Segment assets and liabilities

	Assets		Liabilities		Equity Accounted Investments *		Acquisition of Non-Current Assets *	
	31 Dec 05 $m	31 Dec 04 $m	31 Dec 05 $m	31 Dec 04 $m	31 Dec 05 $m	31 Dec 04 $m	31 Dec 05 $m	31 Dec 04 $m
Energy Networks								
Gas networks	2,793.9	2,788.2	653.6	688.3	-	-	36.0	31.6
Electricity networks	768.1	961.9	23.9	18.8	-	-	23.1	20.4
	3,562.0	3,750.1	677.5	707.1	-	-	59.1	52.0
Agility	144.9	72.3	67.1	69.9	-	0.3	11.0	2.7
Retail Energy	2,123.5	1,967.3	531.1	517.0	0.9	0.9	0.4	3.6
Merchant Energy	2,355.5	594.8	450.6	53.1	126.0	104.8	1,661.5	5.6
Energy Investments	1,078.6	1,048.0	177.9	175.3	870.3	875.4	9.4	2.7
New Zealand business	-	-	-	-	-	-	-	14.5
Property	36.9	37.9	14.1	12.7	-	-	7.1	1.6
Telecommunications	-	0.2	0.1	1.4	-	-	-	-
Segment totals	9,301.4	7,470.6	1,918.4	1,536.5	997.2	981.4	1,748.5	82.7
Unallocated items	460.5	752.4	3,168.5	1,495.7	-	-	18.4	6.1
Consolidated totals	9,761.9	8,223.0	5,086.9	3,032.2	997.2	981.4	1,766.9	88.8

* included in Assets total

The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the half year ended 31 December 2005
Note 7 – Segment Information (continued)

(d) Funds employed

	Energy Networks		Agility	Retail Energy	Merchant Energy	Energy Investments	Property	Telecom – munications
	Gas networks	Electricity networks						
	$m	$m	$m	$m	$m	$m	$m	$m
Current assets								
Cash	-	-	0.5	2.8	13.6	4.8	-	-
Receivables	13.3	15.5	48.4	718.1	51.3	21.4	4.7	-
Inventories	-	-	4.3	6.0	0.2	1.5	-	-
Financial assets	-	-	-	0	90.7	-	-	-
Other	1.1	-	3.5	46.9	6.0	0.2	14.2	-
Non-current assets								
Receivables	-	-	-	-	117.7	0.5	-	-
Equity accounted investments	-	-	-	0.9	126.0	870.2	-	-
Property, plant and equipment, oil and gas rights	2,769.6	435.4	27.1	65.9	1,003.5	143.4	13.9	-
Intangibles	8.4	278.2	40.8	1,185.0	869.1	29.0	0.5	-
Deferred tax assets	0.5	39.0	12.3	91.0	25.5	7.6	3.6	-
Financial assets	-	-	-	-	51.9	-	-	-
Other	1.0	-	8.0	6.9	-	-	-	-
Total assets	2,793.9	768.1	144.9	2,123.5	2,355.5	1,078.6	36.9	-
Current liabilities								
Payables	4.3	7.4	26.5	370.6	32.9	10.0	4.1	-
Provisions	1.0	0.3	13.7	10.4	12.1	1.7	5.4	-
Tax liabilities	24.5	12.8	6.1	21.6	5.1	14.1	0.1	-
Unearned revenue	-	0.8	0.5	2.0	-	0.4	0.1	-
Financial liabilities	-	-	-	-	191.8	-	-	-
Non-current liabilities								
Provisions	0.2	-	20.1	12.8	2.1	0.1	3.1	-
Deferred tax liabilities	623.1	2.5	-	107.8	81.9	102.7	1.3	-
Unearned revenue	0.5	-	-	3.9	1.2	-	-	-
Financial liabilities	-	-	-	-	115.8	-	-	-
Funds employed	2,140.3	744.3	78.0	1,594.4	1,912.6	949.6	22.8	-
Guarantee support	-	-	3.0	5.2	331.5	0.3	-	-

The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the half year ended 31 December 2005

Note 7 – Segment Information (continued)

	Energy Networks		Agility	Retail Energy	Merchant Energy	Energy Investments	Property	Telecommunications
	Gas networks	Electricity networks						
	$m	$m	$m	$m	$m	$m	$m	$m
Before income tax	68.1	47.7	31.9	153.8	34.2	55.5	0.1	-
After income tax	48.1	33.7	22.2	47.3	10.8	44.4	0.1	(0.1)
Before income tax	3.2	5.7	79.2	10.1	2.8	5.9	0.5	(4.1)
After income tax	2.3	4.0	55.2	3.1	0.9	4.7	0.3	12.1
*Weighted where appropriate								
Before income tax	3.2	5.7	75.0	10.1	2.2	5.9	0.5	n/a
After income tax	2.3	4.0	52.3	3.1	0.7	4.7	0.3	12.1

(h) Geographical segments

	External Revenues		Assets		Acquisition of Non-Current Assets	
	31 Dec 05	31 Dec 04	31 Dec 05	31 Dec 04	31 Dec 05	31 Dec 04
	$m	$m	$m	$m	$m	$m
Australia	2,053.9	1,980.3	9,589.3	8,080.6	1,765.8	68.2
New Zealand (discontinued)	-	990.7	-	-	-	14.5
Other	33.0	20.4	172.6	142.4	1.1	6.1
	2,086.9	2,991.4	9,761.9	8,223.0	1,766.9	88.8

The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the half year ended 31 December 2005

Note 8 - Contingent liabilities and contingent assets

	31 Dec 05 $m	30 Jun 05 $m
(a) Contingent liabilities		
Bank guarantees in respect of the consolidated entity	**13.3**	8.5
Guarantees and warranties in respect of controlled entities	**41.2**	35.5
Guarantees in respect of associates	**5.0**	5.0
Guarantees in respect of other entities *	**24.2**	21.8
Contingent consideration under contract	**51.0**	-
	134.7	70.8

* AGL has provided a guarantee over a $25.0 million bank facility utilised by TransACT. As at 31 December 2005 the facility had been drawn down to the amount of $23.3 million (June 2005 $20.8 million) and is included in guarantees in respect of other entities.

Other contingent liabilities

(i) Claims and possible claims, indeterminable in amount, have arisen in the course of business against entities in the consolidated entity. Based on legal advice obtained, the directors of the Parent Entity (AGL) believe that any resultant liability will not materially affect the financial position of the consolidated entity.
(ii) AGL has undertaken to provide financial support, as and when required, to certain wholly-owned controlled entities, so as to enable those controlled entities to pay their debts as and when such debts become due and payable.
(iii) AGL has provided warranties and indemnities to certain third parties in relation to the performance of contracts by various wholly-owned controlled entities.

(b) Contingent assets

AGL is party to an agreement in relation to the disposal of various entities to an associated entity (Australian Pipeline Trust). Under the agreement the parties have agreed that to the extent to which duty payable by the purchaser is otherwise than as estimated under the Share Sale agreement, an adjustment payment would be made. During the period discussions with relevant state revenue offices on duty relief continued and AGL is close to finalising the matter with each of them. The amount of the potential payment payable by the purchaser has not been recognised at 31 December 2005, as it cannot be reliably measured at this stage.

Note 9 – Discontinued operations

On 14 December 2004 the company completed the divestment of its 66.05% shareholding in NGC Holdings Limited (NGC). The shareholding was sold to Vector Limited, a New Zealand based energy company.

The results of NGC for the period up to when it was sold have been presented below:

	31 Dec 2005 $m	31 Dec 2004 $m
Revenue	-	206.7
Expenses (including finance costs)	-	(142.6)
Pre-tax profit	-	64.1
Income tax expense	-	(8.1)
Net profit attributable to discontinued operations	-	56.0

The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the half year ended 31 December 2005

Note 9 – Discontinued operations (continued)

The net cash flows of NGC for the period up to when it was sold were as follows:

	31 Dec 2005 $m	31 Dec 2004 $m
Operating cash flows	-	54.9
Investing cash flows	-	(9.6)
Financing cash flows	-	(41.7)
Net cash (outflow)/inflow	-	3.6

Note 10 – Tax Consolidation

Legislation to allow groups comprising a parent entity and its Australian resident wholly-owned entities to elect to consolidate and be treated as a single entity for income tax purposes was substantively enacted on 21 October 2002.

AGL and its wholly-owned Australian resident entities are eligible to consolidate for tax purposes under this legislation and have elected to be taxed as a single entity from 1 July 2003. The implementation of the tax consolidation system has been formally notified to the Australian Taxation Office. The head entity within the tax consolidated group for the purposes of the tax consolidation system is The Australian Gas Light Company.

Note 11 – Issued Capital

	Number '000	**$m**
Issued and fully paid ordinary shares	**455,909**	
Movements in ordinary shares on issue:		
At 1 July 2005	**456,576**	2,010.1
Issued	**15**	0.2
Share buy back	**(682)**	(11.2)
At 31 December 2005	**455,909**	1,999.1

Note 12 – Change in composition of entity

Acquistion of Southern Hydro group

On 30 November 2005, AGL acquired 100% of the share capital of Meridian Energy Australia Holdings Ltd, an unlisted company that owned the Southern Hydro group which has the largest privately owned, renewable hydro and electricity generation portfolio in Australia.

The fair value of the acquisition was $1,452.2 million including costs directly attributable to the acquisition totalling $12.1 million.

From the date of acquisition, the Southern Hydro group has contributed $1.7 million to operating profit before finance costs and tax. It is not practicable to determine the profit or revenue for the Group as if the acquisition had taken place at the beginning of the year as the risk management policies under AGL are different to those adopted by the Southern Hydro group prior to the acquisition. The risk management policies include policies on energy trading which affect the operational performance of the entity.

The acquisition has only recently been completed and work is continuing on finalising and assigning fair values to the Southern Hydro group's identifiable assets, liabilities and contingent liabilities. For this reason the accounting for the acquisition has been determined provisionally.

The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the half year ended 31 December 2005

Note 12 – Change in composition of entity (continued)

The provisional fair value of the assets and liabilities of the Southern Hydro group as at the date of the acquisition are:

	Provisional fair value recognised on acquisition $m	Carrying value at acquisition $m
Cash and cash equivalents	11.0	11.0
Receivables	43.7	43.7
Inventories	0.2	0.2
Property, plant and equipment	701.2	716.2
Deferred income tax asset	29.9	32.2
Financial assets	41.7	41.7
Intangible Assets	835.1	120.2
Other Assets	1.4	1.4
Total Assets	**1,664.2**	**966.6**
Interest Bearing Liabilities	6.9	6.9
Payables	27.5	27.5
Provisions	14.9	7.6
Financial Liabilities	80.6	80.6
Deferred income tax liability	68.6	89.6
Other Liabilities	13.5	13.5
Total Liabilities	**212.0**	**225.7**
Net assets	**1,452.2**	**740.9**

Subject to finalisation of the provisional acquisition accounting, all identifiable intangible assets have been recognised separately from goodwill. Goodwill arises from various portfolio benefits that will arise from integrating the activities of the Southern Hydro business with that of AGL. These benefits include risk minimisation from the replacement of contracted hedge position with physical fast-start generation assets and other cost reduction opportunities. The acquisition and associated portfolio benefits will assist AGL in delivering lower average wholesale energy costs at times of peak electricity demand and enhance AGL's retail market competitiveness.

The acquisition of Southern Hydro was funded from debt facilities which are classified as a current liability at 31 December 2005. AGL refinanced these facilities with an average maturity of 3.25 years in February 2006. As a result subsequent to the period end the deficiency of current assets to current liabilities disclosed in the consolidated balance sheet at 31 December 2005 has been eliminated at the date of these financial statements.

Demerger of AGL

On 31 October 2005, the Board of The Australian Gas Light Company announced a proposal for a demerger of the consolidated entity into an Energy Business and an Infrastructure Business. A scheme booklet was released to shareholders on 13 February 2006. As this demerger is subject to shareholder and court approval, these interim financial statements do not include any impacts arising from the demerger.

The demerger involves a significant restructure of the AGL group and shareholders are recommended to read the scheme booklet for details of these important changes and the resulting effect on AGL.

Note 13 – Subsequent events

On 16 January 2006, AGL finalised an agreement with Oil Search Limited for the acquisition of a ten per cent interest in the Papua New Guinea Gas Project for approximately $543 million including $13 million of acquisition costs. The investment includes interests in PNG gas and oil reserves, production and processing infrastructure.

In addition, AGL has also become the first customer to convert its conditional Gas Sale Agreement with the PNG Gas Producers, into a binding Sale and Purchase Agreement. This $4.5 billion agreement, which provides for AGL to purchase 1,500PJ's of PNG natural gas over a 20 year period, is now only conditional on the PNG Project reaching financial close. Currently, this is still scheduled to take place in the second half of 2006.

Completion of the acquisition occurred on 17 February 2006, at which time AGL became a full equity participant in the PNG Gas Project and associated oil projects.

Alinta Limited became a 19.9 per cent shareholder in AGL in February 2006 and it has announced it intends to put a merger proposal to AGL. Once this has been received the AGL Board will be in a position to give it due consideration and provide advice to Shareholders.

Note 14 - Information on audits or review

1. This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Interpretations or other standards acceptable to ASX.
2. This report does give a true and fair view of the matters disclosed.
3. This report is based on accounts to which one of the following applies.

☑	The accounts have been audited.	☐	The accounts have been subject to review.
☐	The accounts are in the process of being audited or subject to review.	☐	The accounts have *not* yet been audited or reviewed.

4. The entity has a formally constituted audit and risk management committee.

Mark Johnson

M R G Johnson
Chairman

28 February 2006

The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the half year ended 31 December 2005

Directors' Declaration for the Half Year Ended 31 December 2005

The directors of The Australian Gas Light Company declare that the accompanying financial statements and the notes to the financial statements:

(a) comply with accounting standards; and

(b) give a true and fair view of the financial position and performance of the consolidated entity.

The directors also declare that, in their opinion:

(a) there are reasonable grounds to believe that the Parent Entity will be able to pay its debts as and when they become due and payable; and

(b) the accompanying financial statements and the notes thereto are in accordance with the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.

M R G Johnson
Chairman

G J W Martin
Director

Sydney, 28 February 2006

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

Independent audit report to the members of The Australian Gas Light Company

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of recognised income and expense, selected explanatory notes and the directors' declaration for the consolidated entity for the half-year ended 31 December 2005 as set out on pages 10 to 36. The consolidated entity comprises both The Australian Gas Light Company (the company) and the entities it controlled at the end of the half-year or from time to time during the half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with Accounting Standards in Australia and the Corporations Act 2001. This includes responsibility for the maintenance of adequate financial records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We have conducted an independent audit of the financial report in order to express an opinion on it, so as to enable the company to lodge the financial report with the Australian Securities and Investments Commission. Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal controls, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with the Corporations Act 2001 and Accounting Standards AASB 134 "Interim Financial Reporting" and AASB 1 "First-time Adoption of Australian Equivalents to International Reporting Standards" so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations, its changes in equity and its cash flows.

Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Deloitte.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the half-year financial report of The Australian Gas Light Company is in accordance with the Corporations Act 2001, including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2005 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standards AASB 134 "Interim Financial Reporting" and AASB 1 "First-time Adoption of Australian Equivalents to International Reporting" and the Corporations Regulations 2001.

DELOITTE TOUCHE TOHMATSU

G Couttas
Partner
Chartered Accountants
Sydney, 28 February 2006

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/02/2006

TIME: 10:31:06

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

2006 Half Year Financial Results

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

AGL

2006 Half Year Financial Results

6 months ended 31 December 2005

28 February 2006

Agenda

AGL

- Introduction
- Half Year in Review - Financial
- Group Financial Performance
- Segment Performance
- Financial outlook
- Supplementary Information

Introduction

- Underlying profit after tax from continuing operations up 15.4%
- Financial results support payment of interim dividend as per outlook in Scheme Booklet
- Improved Retail Energy margins and EBIT in intensely competitive markets
- Additional 148,300 high value dual fuel accounts
- Low customer churn relative to market
- Integration of derivative portfolio and expanding generation assets
- Strong growth in Agility third party revenue and order book
- AGL positioned to deliver dividend growth for 2006 and 2007 following the demerger

Half Year Review - Financial

AGL

Continuing (excluding significants)	Dec 2005	Dec 2004	Change %
EBIT	**$381.8m**	$347.0m	+10.0
Profit after tax	**$234.1m**	$202.9m	+15.4
Basic earnings per share	**51.3c**	44.4c	+15.5
Operating cash flow	**$243.7m**	$290.0m	-16.0

Reported	Dec 2005	Dec 2004	Change %
Profit after tax	**$282.2m**	$936.7m	-69.9
Less: Significants	**($48.1m)**	($697.9m)	-93.1
Profit after tax (excluding significants)	**$234.1m**	$238.8m	-2.0
Earnings per share (excluding significants)	**51.3c**	52.3c	-1.9
Interim dividend	**31.0c**	31.0c	
Franking %	**100.0**	90.3	

AGL

Group Financial Performance

Profit & Loss (excluding significant items)

AGL

6 months to	Dec 2005	Dec 2004	Change %
Revenue*	**2,132.6**	2,006.9	+ 6.3
Expenses	**(1,670.2)**	(1,581.2)	+ 5.6
EBITDA	**462.4**	425.7	+ 8.6
EBIT	**381.8**	347.0	+ 10.0
Finance costs	**(55.1)**	(51.7)	- 6.6
Profit before tax	**326.7**	295.3	+10.6
Income tax expense	**(92.6)**	(92.4)	- 0.2
Profit from continuing operations	**234.1**	202.9	+15.4
Profit after tax and OEI from NGC	**-**	35.9	
Net profit after tax	**234.1**	238.8	- 2.0

* Includes equity accounted profit

Significant Items (net of tax)

AGL

6 months to	Dec 2005 $m
Equity accounted profits relating to APT entering tax consolidation	4.8
Tax consolidation benefit	50.0
Demerger costs	(6.9)
Other	0.2
Net significant items	**48.1**

EBIT Contribution by Segment (excluding significant items)

6 months to	Dec 2005 $m	Dec 2004 $m	Change %
Networks: Gas	**68.1**	74.1	-8.1
Electricity	**47.7**	39.0	+22.3
Agility	**31.9**	32.2	-0.9
Retail Energy	**153.8**	141.9	+8.4
Merchant Energy	**34.2**	19.3	+77.2
Energy Investments	**55.5**	52.2	+6.3
Property	**0.1**	-	N/A
Telecommunications	**-**	1.0	N/A
Unallocated	**(9.5)**	(12.7)	+25.2
Sub-total excluding New Zealand	**381.8**	**347.0**	**+10.0**
New Zealand	**-**	74.4	N/A
Total	**381.8**	**421.4**	**-9.4**

Cash Flow Summary (continuing operations)

6 months to	Dec 2005 $m	Dec 2004 $m	Change %
EBITDA (includes significant items)	457.6	432.7	+ 5.8
Working capital	(48.8)	(0.7)	N/A
Equity accounted associates and JV's	(4.2)	3.1	N/A
Finance costs	(54.5)	(57.6)	- 5.4
Tax payments	(106.4)	(87.5)	+ 21.6
Operating cash flow	**243.7**	**290.0**	**- 16.0**
Stay In Business capital expenditure	(36.4)	(34.5)	+ 5.5
Cash flow after SIB capital expenditure	**207.3**	**255.5**	**- 18.9**
Less: Dividends paid	(146.0)	(141.5)	+ 3.2
Free cash flow	**61.3**	**114.0**	**- 46.2**

Financing (continuing operations)

6 months to	Dec 2005	Dec 2004	Change %
Interest expense	**$55.1m**	$51.7m	+6.6%
Interest cover[1]	**6.9x**	6.7x	+0.2x
Interest rates at 31 December for 6 months	**6.2%**	6.3%	-0.1
Net debt	**$2,768.1m**	$842.1m	+228.7%
Gearing (D/D+E) (%)	**37.2**	14.0	+23.2

[1] Excluding significant items

AGL

Segment Performance

Retail Energy - Financials

6 months to	Dec 2005 $m	Dec 2004 $m	Change %
Total revenue	**1,739.0**	1,730.6	+0.5
Expenses	**1,577.3**	1,580.7	-0.2
EBITDA	**161.7**	149.9	+7.9
D & A	**7.9**	8.0	-1.3
EBIT	**153.8**	141.9	+8.4
EBIT / sales %	**8.8**	8.2	+0.6

Key factors

- Solid revenue growth and cost control
- Strong EBIT/Sales Growth

Retail Energy - Key Performance Measures

- Maintained leading market position
- Continued increase in dual fuel accounts
- Increased customer product penetration

- Intensely competitive market
- Warmer H1 than prior corresponding period

Electricity	2005 $m	2004 $m	Variance	
Volume (GWh)	**10,970**	11,399	(429)	(3.8)%
Customer numbers* ('000)	**1,451**	1,485	(34)	(2.3)%
Revenue ($m)	**1,080**	1,074	6	0.6%
Gross margin %/Rev	**14.7%**	13.6%	1.1	N/A
Gas				
Volume (TJ) (1.7)%	**70,110**	71,282	(1,172)	(1.6)%
Customer numbers* ('000)	**1,339**	1,312	27	2.1%
Revenue ($m)	**659**	657	2	0.3%
Gross margin %/Rev	**19.6%**	19.2%	0.4	N/A
Dual fuel accounts ('000)	**1,071.3**	922.9	148.4	+16.1%
Products per customer	**1.24**	1.20	0.04	+3.3%

* Excludes ActewAGL customers; mass market customers only

Retail Energy-Intensely Competitive Market



60%
50%
40%
30%
20%
10%
0%
Annualised Churn Rates
SA Gas
Vic Elec
Vic Gas
SA Elec
NSW Elec
NSW Gas
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05

Source: NEMMCO, Vencorp and ESCOSA estimates. SA Gas and Electricity churns include customer retentions. All other state churns for electricity and gas exclude retentions.

Retail Energy - Overall Market Share Maintained

		Gas	Electricity	Dual Fuel
Victoria	Customer accounts	+ 5,500	- 31,200	+ 16,924
	Retail market churn:	21%	21%	
South Australia	Customer accounts	+ 28,300	- 68,700	+ 49,636
	Retail market churn:	23%*	20%*	
New South Wales	Customer accounts	- 5,300	+65,600	+ 81,746
	Retail market churn:	4%	7%	
	Total Accounts (Net)	**+ 28,500**	**- 34,300**	**+ 148,306**

- Data is for a 12 month period to 31 Dec 2005.

*SA Gas and Electricity churns include customer retentions, all other state churns for electricity and gas exclude retentions.

Retail Energy – Mild Weather Impacts Sales


Heating Degree Days
800
700
600
500
400
300
200
100
0
Vic
NSW
SA
Dec-05
Dec-04

Merchant Energy – Financial

6 months to ...	Dec 2005 $m	Dec 2004 $m	Change %
Segment result - EBITDA			
Power Assets	30.4	20.3	+49.8
Wholesale and Services	13.8	6.6	+109.1
EBITDA	44.2	26.9	+64.3
D & A	10.0	7.6	+31.6
EBIT	34.2	19.3	+77.2

Key factors

- Power Generation (including Southern Hydro) EBIT grew by $9.1m to $21.4m including
  - Improved contribution from GEAC (Loy Yang) and peaking power stations
- Wholesale and Services EBIT grew by $6.0m to $13.0m

Merchant Energy - Operational

Power Generation

- Southern Hydro
  - Acquisition of Southern Hydro significantly strengthens generation capacity at peak times as well as delivering considerable renewable portfolio benefits. Integration proceeding on course.
- Loy Yang
  - Refinancing aligns debt profile with asset economic life
  - Delivers lower interest costs, improved credit ratings and financial returns to AGL
- Hallett (180MW) and Somerton (150MW)
  - improved operating performance

Wholesale electricity

- Well balanced portfolio performed well
- Further opportunities in 2006 and 2007 to improve portfolio costs

Merchant Energy – Operational (cont)

Wholesale Gas

- Sydney Gas 50/50 CSM Joint Venture established
  - Delivers opportunities to participate in production leases and exploration licenses
  - Operational role delivers 40 key operational staff & solid basis for future opportunities
- ESSO/BHP contracts renegotiated on competitive terms
- Post Balance Date
  - Concluded $4.5bn, 20 year PNG Gas Sales Agreement
  - Achieved financial close on $528m PNG Upstream investment
  - Announced construction of 95MW Hallett Wind farm
  - Tender for 250MW expansion to Hallett Gas Peaking Plant
  - Announced first PNG gas sales to NRG Flinders – 100PJ contract

Merchant Energy - Growth Opportunities

- 'Locked in' development/growth opportunities across key energy sources: Hydro, Wind and Gas
- Indicative development costs per MW: gas $1.0m, hydro $1.2m, wind $2.3m


2006
2007
2008
2009
2010
2011
Hallett - 95 MW (SA)
Bogong - 130 MW (Vic)
Hallett expansion - 250 MW (SA)
West Kiewa upgrade - 12 MW (Vic)
Townsville - 370 MW (Qld)
Leafs Gully stage 1 - 300 MW (NSW)
Bluff - 45 MW (SA)
Dollar - 79 MW (Vic)
Macarthur - 330 MW (Vic)
Leafs Gully stage 2 - 500 MW (NSW)
Hydro
Wind
Gas

Note: Hallett wind farm contracted. Macarthur, Dollar and Bluff subject to PPA with AGL Infrastructure which also has first right of refusal to acquire

Gas Networks - Financials

6 months to ...	Dec 2005 $m	Dec 2004 $m	Change %
Total revenue	**173.3**	177.8	-2.5
Expenses	**68.7**	67.7	+1.5
EBITDA	**104.6**	110.1	-5.0
D & A	**36.5**	36.0	+1.4
EBIT	**68.1**	74.1	-8.1

Key factors

- Performance primarily driven by reduced tariffs following regulatory reset applying in July 2005 and milder weather conditions impacting load
- Book value of Gas Networks increased by ~ $1.6bn in preparation for the demerger

Electricity Networks - Financials

AGL

6 months to ...	Dec 2005 $m	Dec 2004 $m	Change %
Total revenue	108.7	96.3	+12.9
Expenses	51.8	45.4	+14.1
EBITDA	56.9	50.9	+11.8
D & A	9.2	11.9	-22.7
EBIT	47.7	39.0	+22.3

Key factors

- Positive performance primarily driven by higher, weather related sales volumes and increased tariffs applying from January 2005
- Tariff certainty for 5 years from 1 January 2006

Energy Networks - Operational

New South Wales

- Mild winter, warmer spring & summer impacts load growth
- Declining NSW housing estate starts slows gas network connections

	Gas	
Customers connected (net)	13,491	-7.2%
Energy distributed	48.7 PJ	-2.9%
Additional network length	88 km	

Victoria

- Strong growth in electricity connections in conjunction with Commonwealth Games developments
- Victorian Electricity Distribution Price Review finalised - regulatory certainty until 2010

	Electricity	
Customers connected (net)	4,396	+53.7%
Energy distributed	2,138GWh	+0.0%
Additional network length	74km	

Agility - Financials

AGL

6 months to	Dec 2005 $m	Dec 2004 $m	Change %
Inter-segment revenue	143.9	143.5	+0.3
Other external revenue	93.1	66.9	+39.2
Total revenue	237.0	210.4	+12.6
Expenses	202.5	176.4	+14.8
EBITDA	34.5	34.0	+1.5
D & A	2.6	1.8	+44.4
EBIT	31.9	32.2	-0.9

Key factors

- Strong growth in third party contracts drives double-digit revenue growth
- Costs of growth initiatives and integration of new businesses incurred in first half
- Double digit EBIT growth expected for full year

Agility – Continued Expansion

- Won in excess of $100m additional third party work
- Ongoing expansion and scope of client and project portfolio
  - Western Power WA
  - Multinet/Alinta Vic
  - Sydney Water
  - Expanding in NSW – Transgrid O&M work
  - Expanding in QLD – Energex & Ergon
  - Expanding in Tas – Powerco gas O&M

Third Party Order Book $m
6 months ended Dec



120
100
80
60
40
20
0
2004
2005

- Acquisition of Queensland based Oakland Construction Group and Yambah
  - Expands underground electrical cabling opportunities and capabilities
- Acquisition of WA based Cable Layers in January 2006 further expanding national footprint

Energy Investments (excluding significant items)

AGL

6 months to	Dec 2005 $m	Dec 2004 $m	Change %	Comment
Continuing				
ActewAGL (50%)	**26.8**	29.3	-8.5	➢Warmer than average winter ➢Regulatory reset of network tariffs
APT (30%)	**10.3**	8.1	+27.2	➢Full contribution from GGT and 30% of CGP pipelines
Elgas (50%)	**7.8**	9.6	-18.8	➢Continued high LPG costs
HC Extractions (100%)	**4.9**	2.4	+104.2	➢Continued high price of propane
Gas Valpo (100%)	**5.7**	2.8	+103.6	➢Increased volumes all markets ➢Appreciation of Chilean peso
Total	**55.5**	**52.2**	**+6.3**	
Discontinued				
NGC (66%)	**-**	74.4	N/A	➢Sold December 2004

AGL

Outlook

Financial Outlook

AGL

- Detailed dividend forecasts have been provided to Shareholders in the AGL Demerger Scheme Booklet. These forecasts remain unchanged (see below) and are subject to Shareholder approval of the demerger scheduled for 27 March 2006

Cents per share	2005 Actual	2006 Outlook	2007 Outlook
AGL	**63.0**	31.0	
AGL Infrastructure		16.0-17.0	35.5-36.5
AGL Energy		17.5–19.5	40.0–43.0
Total	**63.0**	64.5–67.5	75.5–79.5
Dividend growth (YoY)[1]	**—**	*4.8%*	*17.4%*
Franking capacity	**95%**	100%	100%

- Dividend policy
  - AGL Infrastructure is expected to pay out the majority of its free cash flow - operating cash flow after maintenance capital
  - AGL Energy is expected to pay out approximately 60% of EPS

1. Full year growth assessed from mid point.

AGL

Questions and Answers

Further Information & Disclaimer

A full range of information on AGL including annual reports, presentations and financial results is available from our website www.agl.com.au

Alternatively, contact
Graeme Thompson
Head of Investor Relations
phone: +61 2 9921 2789
mobile: +61 (0)412 020 711
e-mail: gthompson@agl.com.au

DISCLAIMER

The information in this presentation:

- is not an offer or recommendation to purchase or subscribe for securities in The Australian Gas Light Company or to retain any securities currently held
- does not take into account the potential and current individual investment objectives or the financial situation of investors
- was prepared with due care and attention and is current at the date of the presentation

Actual results may materially vary positively or negatively from any forecasts (where applicable) in this information. Before making or varying any investment in securities in The Australian Gas Light Company, all investors should consider the appropriateness of that investment in light of their individual investment objectives and financial situation and should seek their own independent professional advice

AGL

Supplementary Information

Balance Sheet

AGL

	As at 31 Dec 2005 $m	As at 30 Jun 2005 $m
Current Assets	1,311.3	1,308.8
PPE	4,590.6	3,782.4
Other Non Current Assets	3,860.0	2,789.7
Total Assets	9,761.9	**7,880.9**
Current Liabilities	820.1	588.7
Total Debt	3,020.0	1,643.2
Other Non Current Liabilities	1,246.8	997.0
Total Liabilities	5,086.9	**3,228.9**
Net Assets	4,675.0	**4,652.0**
Contributed Equity	1,999.1	2,010.1
Reserves	(80.4)	(8.6)
Retained Earnings	2,756.3	2,650.5
Total Equity	4,675.0	**4,652.0**

Key Ratio Analysis (continuing operations)

6 months to	2005	2004	Change
Franking	**100.0%**	90.3%	+9.7
Dividend payout ratio	**50.2**	51.2	-1.0
Dividend cover	**1.99x**	1.95x	+0.04x
Basic EPS (excl significant items)	**51.3c**	44.4c	+15.5%
Operating cash flow per share	**53.4c**	63.5c	-15.9%
EBITDA margin (excl significant items)	**22.2%**	21.7%	+0.5
EBIT margin (excl significant items)	**18.3%**	17.7%	+0.6
NPAT margin (excl significant items)	**11.2%**	10.3%	+0.9
ROE	**5.0%**	4.6%	+0.4
ROA	**2.4%**	2.9%	-0.5

Profit Reconciliation - Reported v Underlying

AGL

	Dec 2005 reported $m	Significant $m	Dec 2005 excl. sig. $m	Dec 2004 reported $m	Significant $m	Dec 2004 excl. sig. $m
Energy Networks						
Gas	68.1		68.1	74.1		74.1
Electricity	47.7		47.7	39.0		39.0
Agility	31.9		31.9	32.2		32.2
Retail Energy	153.8		153.8	141.9		141.9
Merchant Energy	34.4	(0.2)	34.2	19.3		19.3
Energy Investments						
ActewAGL	26.8		26.8	29.3		29.3
APT	15.1	(4.8)	10.3	8.1		8.1
LPG	12.7		12.7	12.0		12.0
Chile	5.7		5.7	2.8		2.8
Telecoms	0.0		0.0	1.0		1.0
Property	0.1		0.1	8.6	(8.6)	0.0
Unallocated	(19.3)	9.8	(9.5)	(14.3)	1.6	(12.7)
EBIT	**377.0**	**4.8**	**381.8**	**354.0**	**(7.0)**	**347.0**
Net interest cost	(55.1)		(55.1)	(51.7)		(51.7)
Tax	(39.7)	(52.9)	(92.6)	(25.7)	(66.7)	(92.4)
Discontinued operations	0.0		0.0	680.2	(624.2)	56.0
Outside equity interests	0.0		0.0	(20.1)		(20.1)
Net profit attributable to AGL shareholders	**282.2**	**(48.1)**	**234.1**	**936.7**	**(697.9)**	**238.8**

Capex

6 months ended 31 Dec 2005	SIB $m	Discretionary $m	Total $m
Agility	0.0	7.0	7.0
Energy Networks - Gas	8.1	15.0	23.1
Electricity	10.3	25.7	36.0
Merchant Energy	14.0	30.8	44.8
Retail Energy	0.4	0.0	0.4
Investment	1.1	4.6	5.7
Corporate other	2.5	21.9	24.4
Total	**36.4**	**105.0**	**141.4**

AIFRS in AGL - Balance Sheet Impact

AGL

	Transitional $m	2004/05 $m	Total $m
Total equity under AGAAP 30 June 2005			3,267.6
AIFRS adjustments			
AASB2 Share based payment	(14.2)	5.2	(9.0)
AASB3 Reversal of goodwill amortisation	-	39.5	39.5
AASB112 Income tax	(625.9)	8.3	(617.6)
AASB119 Employment benefits	5.7	5.9	11.6
Adjustments relating to NGC	(5.4)	54.5	49.1
AASB1 Election to use fair value as deemed cost	1,948.7	(36.2)	1,912.5
AASB1 Changes in equity accounted investments	(0.5)	(1.2)	(1.7)
Total AIFRS adjustments	**1,308.4**	**76.0**	**1,384.4**
Revised 30 June 2005 closing equity			**4,652.0**

EPS Growth AGAAP vs AIFRS (excluding significant items)

	Dec 2005 $m	Dec 2004 $m
AGAAP		
PAT	**216.9***	226.6
Weighted average number of shares	**456.4**	456.6
EPS (cps)	**47.5**	49.6
EPS (Growth)	**-4.2%**	
AIFRS		
PAT	**234.1**	238.8
Weighted average number of shares	**456.4**	456.6
EPS (cps)	**51.3**	52.3
EPS (Growth)	**-1.9%**	

•Notionally adjusted for transitional cap prepayment and associated amortisation

AIFRS Profit Effect

AGL

	Dec 2005 $m	Dec 2004[1] $m
AASB2 Share based payment	(3.6)	(1.8)
AASB3 Reversal of goodwill amortisation	19.8	20.3
AASB119 Employee benefits	1.7	4.2
AASB112 Income tax	6.5	6.9
AASB3 Equity accounted investments	-	0.7
Additional depreciation on fair value uplift	(18.1)	(18.1)
AASB139 Financial instruments – after tax		
- Cap write off reversal (after tax)*	9.1	-
- Fair value adjustment of swaps and caps through P&L*	1.8	-
Total AIFRS adjustments after tax	**17.2**	**12.2**

•AASB139 applies to the period after 30 Jun 2005 only

[1] These figures exclude NGC adjustments

Retail – Electricity Sales Volume (GWh)

	2005	2004	Variance	
Mass Market				
VIC	2,389	2,532	(143)	(5.6)%
SA	1,975	2,268	(293)	(12.9)%
NSW/ACT	549	275	274	99.6%
	4,913	**5,075**	**(162)**	**(3.2)%**
C&I				
VIC	2,365	2,385	(20)	(0.8)%
SA	1,506	1,437	69	4.8%
NSW/ACT	1,875	2,190	(315)	(14.4)%
QLD	311	311	0	0%
	6,057	**6,323**	**(266)**	**(4.2)%**
Total	**10,970**	**11,398**	**(428)**	**(3.8)%**

Retail – Electricity Gross Margin

AGL

	2005 $m	2004 $m	Variance
Mass market	144.4	128.7	15.7
Commercial & Industrial	14.7	17.4	(2.7)
Total	159.1	146.1	13.0

- Mass market
  - Increased margin due to favourable energy costs.

Retail – Gas Sales Volume (TJ)

	2005	2004	Variance	
Mass Market				
NSW	14,544	15,377	(833)	(5.4)%
VIC	18,966	20,512	(1,546)	(7.5)%
SA	609	63	546	866.7%
	34,119	**35,952**	**(1,833)**	**(5.1)%**
C&I				
NSW	18,839	19,005	(166)	(0.9)%
VIC	14,059	13,641	418	3.1%
SA	3,093	2,684	409	15.2%
	35,991	**35,330**	**661**	**1.9%**
Total	**70,110**	**71,282**	**(1,172)**	**(1.6)%**

Retail – Gas Gross Margin

AGL

	2005 $m	2004 $m	Variance $m
Mass market	111.0	109.1	1.9
Commercial & Industrial	17.9	16.4	1.5
Total	**128.9**	**125.5**	**3.4**

- Mass market
  - Up by $1.9m from 2004 representing an increase of 1.7%. Although the half year to December 2005 experienced warmer weather, this was offset by an increase in customers in the SA Residential market.
- Commercial & Industrial
  - Up by $1.5m from 2004 representing an increase of 9.1% driven primarily by additional customers in both SA and Victoria.

Retail – Contract Customer Details

Market Offers by Fuel – Mass Market

Fuel	Dec 2005	Dec 2004	%
Gas	372,743	234,441	59
Electricity	538,640	344,724	56
Total	**911,383**	**579,165**	**57**

Market Offers by State – Mass Market

State	Dec 2005	Dec 2004	%
NSW	254,083	153,862	65
VIC	501,513	320,558	56
SA	155,787	104,745	49
Total	**911,383**	**579,165**	**57**

	No Term	Fixed Term
NSW	24.3%	75.7%
VIC	26.3%	73.7%
SA	27.4%	72.6%
Overall	**26.0%**	**74.0%**

Merchant - GEAC (Loy Yang) Performance

- Contract market prices increased, spot prices volatile



Weekly Contract Market Movements V Weekly Spot Price for VIC
Contract Price ($/MWh)
$36
$35
$34
$33
$32
$31
$30
$29
Spot Price ($/MWh)
$120
$100
$80
$60
$40
$20
$0
Apr-04
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Contract Market Vic 04/05
Contract Market Vic 05/06
Contract Market Vic 06/07
Weekly Ave Spot Price Vic

Merchant - GEAC (Loy Yang) Financial Performance

AGL

Electricity Sales

GWh	Average price (net of charges in fair value of derivatives
7,503	$35.88 $/MWh

GEAC Financial Performance – AGL Equity Accounted Result For 6 months ended 31 Dec

	2005 ($m)	2004 ($m)
Electricity sales revenue	**87.5**	78.6
Mining & other revenue	**3.2**	3.2
Expenses	**(31.2)**	(30.0)
Depreciation	**(15.4)**	(14.9)
Interest expense	**(43.1)**	(42.2)
Operating profit after tax	**1.0**	**(4.7)**

Merchant - GEAC (Loy Yang) Cash Flow

AGL

	Dec 2005 ($m)	Dec 2004 ($m)
Cash held at start	190.1	189.8
Cash flow from operations		
Total receipts from customers	276.1	327.8
Payments to suppliers	(28.8)	(162.0)
Interest and other costs of finance paid	(144.0)	(113.0)
Interest receipts	5.0	5.3
Hedging receipts and payments associated with Borrowings	0.0	(2.6)
Income tax paid	(0.3)	0.0
Net cash flows from operations	108.0	**55.5**
Cash flow from Investing & Finance		
Capital expenditure	(74.8)	(21.3)
Equity contribution from owners	0.0	0.0
Proceeds from borrowings	2,140.0	(1.4)
Repayment of borrowings	(2,221.7)	(52.1)
Other	(1.2)	(0.6)
Net cash flows from investing & finance	(157.7)	**(75.4)**
Net cash flow	(49.7)	**(19.9)**
Cash held at end	140.4	**169.9**

Energy Networks - Operational Statistics

Six months to	Gas Dec 2005	Gas Dec 2004	Gas Change		Electricity Dec 2005	Electricity Dec 2004	Electricity Change
Volume transported - Tariff	17.27 PJ	17.68 PJ	-2.3%	Small customers	1,006	990 GWh	1.6%
Contract	31.46 PJ	32.50 PJ	-3.2%	Large customers	1,132	1,148 GWh	-1.4%
Total	48.73 PJ	50.18 PJ	-2.9%	Total	2,138	2,138 GWh	0.0%
Customer connection – total	965,082	939,107	2.8%		290,100	281,922	2.9%
Network length	23,629 km	23,449 km	0.8%		10,359	10,226 km	1.3%

From June 2005, the network length for electricity is reported as Total Network Length. The equivalent measure for December 2004 is also shown.

Electricity Network Reliability Performance

	6 months to 31 Dec 2005		6 months to 31 Dec 2004	
	Target	Actual	Target	Actual
SAIDI	38.7	39.7	42.9	27.0
SAIFI	0.632	0.693	0.658	0.461
CAIDI	56.1	52.7	60.6	53.0

SAIDI = System average outage duration; SAIFI = System average unplanned outage frequency; CAIDI = Average customer unplanned outage time

EBIT - Energy and Infrastructure - 6 months to 31 Dec 2005

AGL

	Energy $m	Infrastructure $m	AGL Total $m
Agility	-	31.9	31.9
Networks			
Gas	-	68.1	68.1
Electricity	-	47.7	47.7
Retail Energy	153.8	-	153.8
Merchant Energy	34.2	-	34.2
Energy Investment			
Actew AGL - Distribution	-	18.4	18.4
Actew AGL - Retail	8.4	-	8.4
APT	-	10.3	10.3
Elgas	7.8	-	7.8
HCE	4.9	-	4.9
Gas Valpo	-	5.7	5.7
Property	-	0.1	0.1
Unallocated (70:30)	(6.7)	(2.8)	(9.5)
EBIT	202.4	179.4	381.8
Finance costs	(9.3)	(45.8)	(55.1)
Income tax	(52.5)	(40.1)	(92.6)
	140.6	93.5	234.1

EBIT-Energy and Infrastructure - 6 months to 31 Dec 2004

	Energy $m	Infrastructure $m	AGL Total $m
Agility	-	32.2	32.2
Networks			
Gas	-	74.1	74.1
Electricity	-	39.0	39.0
Retail Energy	141.9	-	141.9
Merchant Energy	19.3	-	19.3
Energy Investment			
Actew AGL - Distribution	-	18.9	18.9
Actew AGL - Retail	10.4	-	10.4
APT	-	8.1	8.1
Elgas	9.6	-	9.6
HCE	2.4	-	2.4
Gas Valpo	-	2.8	2.8
Property	-	0.0	0.0
Telecommunications	-	1.0	1.0
Unallocated (70:30)	(8.9)	(3.8)	(12.7)
EBIT	174.7	172.3	347.0
Finance costs	(9.6)	(42.1)	(51.7)
Income tax	(53.3)	(39.1)	(92.4)
PAT	111.8	91.1	202.9

Cash flow – Energy and Infrastructure for the 6 months ending 31 Dec 2005 and 2004

AGL

	Energy		Infrastructure		Total	
	Dec 2005 $m	Dec 2004 $m	Dec 2005 $m	Dec 2004 $m	Dec 2005 $m	Dec 2004 $m
EBITDA	220.7	190.5	236.9	242.2	457.6	432.7
Working capital	-34.2	-0.5	-14.6	-0.2	-48.8	-0.7
Equity accounted associates & JV's	-6.7	+2.2	+2.5	+0.9	-4.2	+3.1
Finance Cost	-9.2	-10.7	-45.3	-46.9	-54.5	-57.6
Tax payment	-60.3	-50.5	-46.1	-37.0	-106.4	-87.5
Operating cash flow	**110.3**	**131.0**	**133.4**	**159.0**	**243.7**	**290.0**
SIB capex	-14.4	-8.4	-22.0	-26.1	-36.4	-34.5
Dividends paid	-77.2	-74.9	-68.8	-66.6	-146.0	-141.5
Free cash flow	**18.7**	**47.7**	**42.6**	**66.3**	**61.3**	**114.0**

	AIFRS 2005 $m
Non Current	
Employee benefits	25.6
Other provisions	2.6
Non-current provisions	28.2

18. Current Tax Liabilities

Current tax payable	29.6

19. Deferred Tax Liabilities

Temporary differences [1]	775.7

[1] On transition to AIFRS with effect from 1 July 2004 an election has been made to measure certain property, plant and equipment at fair value and use that fair value as the deemed cost of this property, plant and equipment. The increase in the book value of these assets has resulted in a deferred tax liability of approximately $542.4 million. As this deferred tax liability reverses in future years the company's tax payments will exceed the income tax expense recorded in the income statement.

20. Capital Commitments

Expenditure contracted for at balance date not reflected in the financial information in respect of property, plant and equipment	
Payable - not later than one year	3.8

21. Lease Commitments

Finance Leases

Estimated lease commitments	
Due within 1 year	0.4
Due between 1and 5 years	1.7
	2.1
Less: Future finance charges	(0.2)
Present value of lease payments	1.9
Less: Due within 1 year (Note 16)	(0.3)
Non- current Liability (Note 16)	1.6

Non cancellable operating leases

Aggregate amounts contracted for at balance date not reflected in the financial information	
Due within 1 year	12.7
Due between 1 and 5 years	30.2
Due after 5 years	49.8
	92.7

22. Contingent liabilities and contingent assets

(a) Contingent liabilities	
Bank guarantees in respect of the consolidated entity	2.9
Guarantees in respect of associated companies	5.0
Guarantees in respect of other entities[1]	20.8

(1) AGL has provided a guarantee in support of a $25 million bank facility obtained by TransACT. The guarantee is limited to that facility. After Demerger, AGL Infrastructure will continue to provide a guarantee in support of the bank facility. The carrying value of AGL's investment in TransACT is $nil.

	AIFRS 2005 $m

(b) Other contingent liabilities

Claims and possible claims, indeterminable in amount, have arisen in the course of business. Based on legal advice obtained, the directors believe that any resultant liability will not materially affect the financial position of AGL Infrastructure.

(c) Contingent Asset

AGL is party to an agreement in relation to the disposal of various entities to an associated entity. Under the agreement the parties have agreed that to the extent to which duty payable by the purchaser is otherwise than as estimated under the Share Sale agreement, an adjustment payment would be made. The amount of the potential payment payable by the purchaser has not been recognised at 30 June 2005, as it is contingent on obtaining relevant State and Territorial duty relief and cannot be reliably measured at this stage.

23. Equity Accounting Information

Interests in Associates and Joint Venture Entities	Principal Activity	Ownership interest %	Investment Carrying Value 2005 $m
Australian Pipeline Trust	Transmission of natural gas and management of gas pipelines	50.0	226.9
ActewAGL Distribution Partnership	Distribution of gas and electricity	50.0	553.0
TOTAL			779.9

24. Segment Reporting

	Total Revenue (A-GAAP) 2005	2004	2003	Equity Accounted Profits (A-GAAP) 2005	2004	2003
Gas networks	339.4	336.6	324.7	-	-	-
Electricity networks	199.1	182.0	172.5	-	-	-
Agility	175.1	155.3	143.8	-	0.2	0.4
Investments	46.7	45.9	43.4	56.2	52.2	51.9
Unallocated	12.1	8.5	8.2	-	-	-
	772.4	728.3	692.6	56.2	52.4	52.3

	Depreciation & Amortisation (A-GAAP) 2005	2004	2003	EBIT (A-GAAP) 2005	2004	2003
Gas networks	40.4	40.0	39.5	163.9	164.1	151.9
Electricity networks	27.5	26.5	24.8	75.5	70.1	64.0
Agility	6.5	3.2	1.9	63.4	55.5	50.5
Investments	7.3	7.6	6.1	63.5	54.6	63.8
Unallocated	0.7	7.1	6.1	(4.7)	(7.3)	(5.9)
	82.4	84.4	78.4	361.6	337.0	324.3

25. Additional Financial Instruments Disclosure

Objectives and significant terms and conditions

The AGL Group entered into a variety of derivative financial instruments to manage the risks described below in relation to the Infrastructure Business. The AGL Group has not and it is anticipated that AGL Infrastructure will not enter into such instruments for speculative purposes.

Interest rate risk management

AGL Group uses various types of interest rate contracts in managing its interest rate exposure. AGL Group uses interest rate swaps to fix funding costs with the objective of obtaining a more stable and predictable interest expense outcome. Under interest rate swaps, AGL Group has agreed with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to agreed notional principal amounts. Swap contracts are usually between one and ten years in duration.

AGL Group has a policy which allows the fixed/floating rate ratio to be adjusted between certain parameters depending on the perceived direction of interest rates. Swaps may sometimes be terminated or offset to achieve the desired fixed/floating portfolio mix.

Forward rate agreements are generally used by the AGL Group to offset changes in the rates applying to short term floating rate debt. These agreements are commitments to either purchase or sell designated derivative instruments at a future date for a specified price. There were no outstanding forward rate agreements as at 30 June 2005.

AGL Group purchases interest rate options to protect it from adverse changes in interest rates on its debt. AGL Group's policy is that options cannot be sold unless matched with offsetting purchased options. There were no outstanding interest rate option contracts as at 30 June 2005.

The remaining terms and notional principal amounts of the AGL Group's outstanding interest rate contracts at 30 June 2004 and 30 June 2005 are detailed in the following table.

	Average interest rates 2005 %	Notional principal amounts 2005 $m
Less than 1 year	5.6	250.0
1 to 5 years	6.0	2,127.3
Longer than 5 years	6.7	280.9
		2,658.2

The interest rate contracts in place at the reporting date principally relate to AGL Group's Australian dollar and US dollar fixed rate borrowings. These borrowings are the subject of a number of contracts hedging different risks resulting in the aggregate notional principal amount ($2,658.2 million) exceeding the Australian dollar equivalent of the borrowings ($1,631.2 million).

Foreign exchange risk management

AGL Group enters into various types of foreign exchange contracts in managing its foreign exchange exposure.

Hedges of foreign currency transactions

AGL Group enters into forward exchange contracts to hedge certain firm transactions denominated in foreign currencies and anticipated but not yet committed payments and/or receipts expected to be denominated in those currencies, such as purchases of materials, interest payable and dividends receivable. The terms of the contracts do not exceed twelve months. The purpose of AGL Group's foreign currency hedging activities is to protect AGL Group from the risk that the eventual Australian dollar cash flows will be adversely affected by changes in exchange rates. Like interest rate risk

management, AGL Group has a policy which allows the extent of foreign exchange hedges to be varied within parameters preset by the AGL Board.

Hedges of foreign currency borrowings

AGL Group has borrowings denominated in foreign currencies. It is AGL Group's policy to fully hedge the currency exposure on such borrowings by entering into cross currency interest rate swaps and/or forward exchange swaps. The settlement dates, amounts to be received and contractual exchange rates of AGL Group's outstanding foreign exchange contracts in respect of borrowings at the reporting date are detailed in the following table.

	2005 $m
Buy United States dollars	
Less than 6 months	-
2 to 3 years, at rates averaging US$0.6605 (2004 US$0.6605)	575.3
Longer than 5 years at rates averaging US$0.6791 (2004 US$0.6790)	417.1
	992.4

The net deferred loss on hedges of foreign currency borrowings at 30 June 2005 is $nil (2004 $nil).

Hedges of foreign currency investments

AGL Group has foreign currency investments of both an equity and debt nature. It is AGL Group's policy to fully hedge the currency exposure on all material foreign investments, unless the investments are of an equity nature and are to be held indefinitely or hedging is impossible or impracticable due to regulatory controls or an inadequate or immature market in the relevant currencies. However, in certain circumstances the AGL Board may vary this policy. The settlement dates, amounts to be received and contractual exchange rates of AGL Group's outstanding foreign exchange contracts in respect of investments at the reporting date are detailed in the following table.

	2005 $m
Buy United States dollars	
Less than 6 months, at rates averaging (2004 US $0.7052)	-

There were no net deferred gains or losses on hedges of foreign currency investments at 30 June 2005 (2004 gain of $0.1 million) to be recognised in the statement of financial performance. There were no unsecured bank borrowings at 30 June 2005 (2004 $nil) payable in foreign currencies (NZ dollars and US dollars) which were not hedged.

Credit risk

AGL Group is exposed to credit related losses in the event of non-performance by counterparties to derivative instruments. At 30 June 2005, AGL Group had no significant concentration of credit risk with any single counterparty or group of counterparties in respect of derivative instruments. Amounts receivable by AGL Group at the reporting date are detailed in the following table.

	2005 $m
Amounts receivable in respect of:	
Interest rate contracts	64.1
Foreign exchange contracts	-
	64.1

Liquidity risk

Liquidity risk relating to the use of derivative instruments arises from possible future adverse changes in market conditions. In such circumstances, AGL Group either may be forced to sell derivative positions at values which are below their underlying worth or may be unable to exit the positions at all. Accordingly, AGL Group only utilises highly liquid derivative markets, although illiquidity in certain market conditions cannot be entirely avoided. AGL Group has adequate standby facilities and other funding arrangements to enable it to settle all outstanding derivative transactions on the due dates.

Interest rate risk

AGL Group's exposure to interest rate risk and the effective interest rate on financial instruments at the reporting date are detailed in the following table:

2005	Weighted average effective interest rate %	Floating interest rate $m	Fixed interest rate maturities 1 year or less $m	1 to 5 years $m	More than 5 years $m	Non-interest bearing $m	Total $m
Financial assets							
Cash (including deposits at call)	5.4	394.2	-	-	-	-	394.2
Debtors	-	-	-	-	-	360.5	360.5
Unbilled revenue	-	-	-	-	-	406.5	406.5
Loans receivable	-	-	-	-	-	9.5	9.5
Other receivables	10.0	-	-	-	112.1	51.3	163.4
Other financial assets	-	-	-	-	-	-	-
Interest rate contracts (a) (b) (d)	6.3	-557.4	-175.0	672.3	170.2	-	110.1
		-163.2	-175.0	672.3	282.3	827.8	1,444.2
Financial liabilities							
Creditors		-	-	-	-	422.5	422.5
Other payables		-	-	-	-	10.7	10.7
Bank borrowings	5.3	-	217.8	-	-	-	217.8
Bank overdrafts	9.1	1.9	-	-	-	-	1.9
Promissory notes	-	0.0		-	-	-	-
Money market borrowings	5.6	15.3	-	-	-	-	15.3
Medium term notes	6.7	-	-	600.0	-	-	600.0
Senior notes	6.3	-	-	575.3	220.9	-	796.2
Other interest bearing liabilities	0.4	-	0.3	11.7		-	12.0
Capital convertible notes							-
Interest rate contracts (a) (c) (d)	5.8	909.9	-75.0	-945.0	-	-	-110.1
		927.1	143.1	242.0	220.9	433.2	1,966.3

Footnotes:

(a) Notional principal amounts.

(b) Comprises $1,097 million of receive fixed to pay floating swaps offset by $430 million of pay fixed and receive floating swaps.

(c) Comprises $1,020 million of pay fixed and receive floating swaps.

(d) There is an A$ Basis Swap for $110.1 million. This is an exchange floating semi for floating quarterly swap.

AGL

Attachment B

Independent Expert's Report

GRANT SAMUEL

GRANT SAMUEL & ASSOCIATES

LEVEL 19 GOVERNOR MACQUARIE TOWER
1 FARRER PLACE SYDNEY NSW 2000
GPO BOX 4301 SYDNEY NSW 2001
T: +61 2 9324 4211 / F: +61 2 9324 4301
www.grantsamuel.com.au

13 February 2006

The Directors
The Australian Gas Light Company
AGL Centre
72 Christie Street
St Leonards NSW 2065

Dear Directors

Demerger Proposal

1 Introduction

On 31 October 2005, The Australian Gas Light Company ("AGL") announced a proposal to separate its retail and merchant energy business and its infrastructure and services business into two separately listed companies (the "proposed demerger"). The proposed demerger is to be implemented by a scheme of arrangement between AGL and its shareholders.

If the proposed demerger proceeds, AGL will:

- undertake an internal restructure to establish AGL Energy Limited ("AGL Energy") as the holding company for the retail and merchant energy business;
- undertake a capital reduction of $3.00 per share ("Capital Reduction Amount");
- apply the Capital Reduction Amount on behalf of shareholders to the purchase of shares in AGL Energy. Each AGL shareholder will receive one AGL Energy share for every AGL share they hold (with the exception of ineligible overseas shareholders);
- retain the infrastructure and services business and be renamed AGL Infrastructure Limited ("AGL Infrastructure"); and
- apply to the Australian Stock Exchange ("ASX") for AGL Energy to be separately listed.

The proposed demerger requires the approval of AGL shareholders in relation to the capital reduction, the scheme of arrangement and the name change. Each of the resolutions to be voted on by AGL shareholders are interdependent. Failure to approve any of these resolutions will result in the proposed demerger not proceeding although AGL can waive the requirement for its name change to AGL Infrastructure.

The directors of AGL have engaged Grant Samuel & Associates Pty Limited ("Grant Samuel") to prepare an independent expert's report setting out whether, in its opinion, the proposed demerger is in the best interests of AGL shareholders and to state reasons for that opinion. Grant Samuel has also been requested to give its opinion as to whether the capital reduction is materially prejudicial to AGL creditors. A copy of the report will accompany the Notices of Meeting and Explanatory Memorandum ("the Demerger Booklet") to be sent to shareholders by AGL. This letter contains a summary of Grant Samuel's opinion and main conclusions.

2 Summary of Opinion

In Grant Samuel's opinion, the proposed demerger is in the best interests of AGL shareholders. AGL shareholders are likely to be ultimately better off if the demerger is implemented than if it is not, notwithstanding the costs, disadvantages and risks.

In essence, the current investment of AGL shareholders will be simply split into two parts, a shareholding in AGL Infrastructure and a separate shareholding in AGL Energy. There will be no change in the underlying economic interests of shareholders (unless they choose to sell shares in either company).

AGL is a substantial Australian energy company with operations spanning the energy sector from production and generation through transmission and distribution to retailing. While there are benefits from a vertically integrated business model, there are also drawbacks. AGL believes its ability to acquire or develop infrastructure assets is hampered by the gearing constraints imposed by its current structure as well as by difficulties in balancing its earnings and cash flow profiles with the sharemarket requirement for consistent earnings growth. For example, the PNG Australian Gas Pipeline is expected to be a very significant asset providing substantial growth in the long term but, as with most infrastructure development projects, it is expected to be earnings per share decretive initially even though cash flows at that time may be relatively strong. This would almost inevitably have adverse consequences for AGL's sharemarket performance over the short to medium term.

The current sharemarket environment in which there is strong demand for "pure play" infrastructure assets and infrastructure investment opportunities (including the impending development of the PNG Australian Gas Pipeline) provides an impetus for structural change. The key benefits expected to arise from the proposed demerger are:

- **enhanced ability to pursue growth opportunities in infrastructure (whether by acquisition, organic development or greenfields development) as the market rating of pure infrastructure businesses is largely based on distribution yield rather than accounting earnings. AGL Energy will also be better placed to grow because of its financial capacity;**
- **the ability to put in place more appropriate financial structures. The infrastructure business can be geared more highly without adversely affecting the retail and merchant energy business;**
- **the potential for a higher aggregate sharemarket valuation of the two companies compared to AGL because of the way in which the market tends to apply different valuation metrics to the different businesses (although AGL disclosure results in a high level of transparency that should enable the market to "accurately" value AGL in its current form);**
- **the demerged companies should be more attractive as takeover targets;**
- **shareholders will have more flexibility to manage their investment exposures; and**
- **increased management and board focus combined with market disciplines should facilitate organisational change and lead to operational improvements for each demerged company.**

Arguably these benefits are not individually compelling but, collectively, they are meaningful. Over time, these factors should lead to enhanced shareholder value relative to the status quo. However, none of the benefits are proveable or easily quantifiable and, accordingly, evaluation of the proposed demerger is essentially subjective. However, having regard to the nature of the demerger and the limited negative consequences, it is Grant Samuel's judgement that AGL shareholders are likely to be better off ultimately if the demerger proceeds.

3 Key Conclusions

- **Current sharemarket attitudes and circumstances provide the impetus for structural change.**

  Typically, a demerger or spin-off involves the unbundling of disparate businesses in order to remove the effect of "conglomerate discounts" in the share price, to increase management focus and to achieve operational improvements. AGL's proposed demerger has a similar rationale although it involves the separation of businesses involved in different segments of the same industry (albeit with different risk/return profiles).

  AGL is a substantial Australian energy company with operations spanning the energy sector from production and generation through transmission and distribution to retailing. While there are benefits from a vertically integrated business model, the reality is that benefits are limited by the need to effectively "ring fence" the intermediate stages of the value chain (transmission and distribution) as they are subject to regulation by the Australian Competition and Consumer Commission and others. There are also drawbacks to the current "integrated" model.

Strong investor demand for investments with attractive, stable cash distributions in recent years has lead to development of a substantial listed infrastructure asset class on the ASX. In addition, a number of foreign infrastructure owner/operators have been active in acquiring assets in Australia over the past decade. This has resulted in intense competition for infrastructure assets and, notwithstanding its industry expertise and scale, AGL has found itself at a competitive disadvantage in acquiring infrastructure assets. Two main factors have contributed to this situation:

- AGL has been constrained by the need to maintain an appropriate investment grade credit rating for trading in the wholesale energy market (i.e. to satisfy counterparty credit risk issues). This objective is only achievable if AGL's overall financial gearing is kept at modest levels. In comparison, many of AGL's infrastructure competitors are geared to a much greater extent. This constraint has hampered AGL's ability to compete on price for infrastructure assets and to convert growth opportunities. It is also likely to affect AGL's ability to participate in any further industry consolidation; and
- the current sharemarket focus on infrastructure assets has also highlighted the different risk/return profiles of AGL's main businesses. These different risk/return profiles attract different types of investors – investors in infrastructure assets typically seek stable cash yields while investors in the retail and merchant energy assets typically seek both earnings and capital growth. As an integrated business, AGL has found it difficult to balance the requirements of the different subsets of investors and, as a consequence, the sharemarket appears to have rated AGL poorly relative to its "pure play" peers. The major difficulty is that infrastructure assets typically have a high depreciation load in their early years which depresses accounting earnings relative to after tax cash flows. This does not concern "pure play" entities where distributions are a primary valuation criterion but does appear to impact on AGL where the market has also focussed on earnings growth. While there are many who would argue that this is just an accounting issue and that the market should be able to see through to the "real" value drivers (particularly given AGL's level of disclosure and transparency), AGL believes it is a tangible problem.

This issue will be accentuated as the PNG Australian Gas Pipeline is developed. This project is a substantial investment from which AGL expects to capture significant value over the longer term. However, the gearing constraints mean substantial equity may need to be raised if AGL wishes to retain its percentage interest and, as with most infrastructure development projects, it is expected that the project would depress AGL's earnings per share in the early years despite the positive cash flow. This profile would almost inevitably have adverse consequences for AGL's sharemarket performance over the short to medium term.

- **The proposed demerger provides a better way forward for AGL shareholders.**

The proposed demerger provides a solution to the problems outlined above by creating two independent companies:

- one company will focus on energy generation, wholesaling and retailing. AGL Energy will own:
  - electricity generation assets including gas-fired, coal-fired (32.5%) and hydro;
  - gas production assets including liquefied petroleum gas ("LPG"), coal seam methane gas (50%) and natural gas (10%);
  - natural gas and electricity wholesalers and retailers in New South Wales, Victoria, South Australia, Queensland and the Australian Capital Territory (via a 50% interest in the ActewAGL joint venture); and
  - a 50% interest in LPG marketer and distributor, Elgas.

  None of these businesses are regulated and the focus of AGL Energy will be on delivering consistent earnings growth. AGL Energy will initially have debt of approximately $300 million; and
- the other company will focus on energy transmission and distribution infrastructure. AGL Infrastructure will own:

- regulated energy networks including an electricity distribution network in Victoria, a natural gas distribution network in New South Wales and a 50% interest in the distribution portion of the ActewAGL joint venture;
- interests in regulated natural gas transmission assets including 30% of ASX listed Australian Pipeline Trust and 50% of the greenfields development, PNG Australian Gas Pipeline;
- Agility, an infrastructure management and service business;
- contracted power generation assets (i.e. Wattle Point Wind Farm in South Australia and Cawse Power Station in Western Australia); and
- GasValpo, a gas distributor and retailer in Chile.

This business will be primarily engaged in activities where pricing is limited by regulatory bodies. However, the business will be underpinned by long term contracts with customers and natural geographic monopolies that allow for a stable and highly predictable cash income stream, the vast majority of which will be distributed directly to investors. It is expected that in valuing AGL Infrastructure the sharemarket will place significant emphasis on its cash distributions (i.e. distribution yield) or discounted cash flows rather than accounting earnings.

The primary benefits that flow from this restructuring are:

- the ability to develop more appropriate and flexible financial structures for each of the businesses. In particular, the infrastructure business can be geared more highly without adversely affecting the retail and merchant energy business. Pro forma debt for AGL Infrastructure post demerger is approximately $3 billion and interest cover (EBITDA/Net Interest) is approximately two times. AGL Energy will initially have low net debt and have substantial debt funding capacity without endangering its credit rating. In this context, both companies will have greater financial flexibility to exploit growth opportunities and, because the two companies can achieve higher aggregate gearing, the proposed demerger may lead to more efficient use of capital;
- both businesses will have an enhanced ability to pursue growth opportunities. In particular, AGL Infrastructure should become more competitive in terms of the price it can offer for infrastructure assets. Its weighted average cost of capital should decrease with increased gearing and it will be able to make acquisitions or investment decisions (such as the PNG Australian Gas Pipeline) based on the impact on the cash distributions to shareholders rather than earnings per share;
- the possibility of a higher aggregate sharemarket valuation of the two companies compared to AGL alone because of the way in which the market tends to apply different valuation metrics to the different businesses. Following the demerger, each business will be rated by the market on the basis of its particular risk/return profile and the price-setting investors in each company will be the natural investors in the relevant business. Grant Samuel's preliminary analysis based on comparable distribution yields for AGL Infrastructure and comparable price earnings ratios for AGL Energy indicates that there is a reasonable prospect that the aggregate market value of the two companies will be higher than that of AGL; and
- the potential for improved performance through increased board and management focus on what are smaller businesses and the scope for internal cultural change through the structural realignment. While the evidence is inherently anecdotal, it is Grant Samuel's judgement that previous demerger transactions indicate these benefits can be real.

It is reasonable to anticipate that the cumulative benefits of the proposed demerger should enhance shareholder value in the longer term. This view is generally supported by evidence from academic and other studies on the impact of demergers and spin-offs.

At the same time it should be recognised that:

- the split into two businesses will not suit all shareholders. Some may have a view that the "integrated" model provides benefits and makes AGL a more attractive investment opportunity

through its balance of regulated and unregulated activities, its mix of low risk businesses and some growth options. However, they can preserve this position by continuing to own shares in both companies and the reality is that, because of the need to effectively "ring fence" the regulated business, there is little operational benefit from the current vertical integration of AGL;

- the reduced financial size of the demerged companies will limit their ability to take on large investment exposures relative to the current AGL;
- the benefits are, at least to some extent, a matter of investor perception and a demerger is not a guarantee of future absolute performance. The issue is whether performance is likely to be better relative to what it would have been in the absence of the demerger;
- there is an element of fashion in these kinds of restructurings. While the creation of "pure play" low risk infrastructure investment vehicles is appealing, it is notable that the listed property trust sector has arguably been following a reverse trend in the past two years with passive investment vehicles seeking to obtain higher growth/higher risk assets to satisfy investor requirements (i.e. to become more like the current AGL). On the other hand, the listed property trust sector changes were primarily driven by internalisation of management (already in place with the new AGL companies) and AGL Infrastructure will have growth options (e.g. Agility, PNG Australian Gas Pipeline); and
- should the demerger not proceed, AGL is still a well placed business with a comprehensive presence across the energy sector and attractive growth options such as the PNG Australian Gas Pipeline. The main negatives would be AGL's ongoing market rating and the ability to grow its infrastructure business (including developing and retaining AGL's full interest in the PNG Australian Gas Pipeline) without further adverse sharemarket consequences.

- **The proposed demerger enhances the prospects of takeover.**

Immediately prior to the proposed demerger announcement, AGL was capitalised at approximately $6.6 billion. The size of the company may have been something of a barrier to bidders, albeit not an insurmountable one. More importantly, the mix of businesses may not have appealed to a single bidder. In contrast, AGL Energy and AGL Infrastructure will be more focussed companies likely to appeal to a wider set of acquirers and will be more manageable in terms of size. To this extent, the proposed demerger increases the prospects of a takeover offer and probably improves the likely terms of such an offer.

The proposed demerger involves no changes in control as the same shareholders will own the demerged companies in the same proportions (at least initially). It also eliminates the potential for a bidder to secure control of AGL at an advantageous price because of its relatively weak market rating in the absence of the demerger proposal.

- **Shareholders will have flexibility to manage their investment exposure.**

Investors in AGL are unable to target their investment to those parts of AGL that they find most attractive. They are required to accept exposure to AGL's full portfolio of businesses. The proposed demerger will give investors the flexibility to determine the extent to which they retain or assume exposure to each of AGL Energy and AGL Infrastructure. Each has a quite different risk/return profile. Effectively, investors will make their own diversification decisions rather than having those diversification decisions imposed on them by the current AGL corporate structure.

- **AGL's share price performance since announcement endorses the benefits of the proposed demerger.**

The potential benefits of the proposed demerger appear to have been confirmed by the substantial increase in AGL's share price since the acquisition of Southern Hydro and the demerger proposal were announced on 31 October 2005. AGL's market capitalisation has increased by approximately $1.6 billion despite some initial market concern over the price paid for Southern Hydro and the absence of an announcement about senior management for the demerged companies. The volume weighted average price of AGL from 31 October 2005 to 31 January 2006 of $16.25 represents a

12.1% premium to the closing share price on 28 October 2005 (the day before the announcement of the proposed demerger). The closing price on 31 January 2006 was $18.00, a premium of 24.1%.

While it is not possible to isolate the impact of the acquisition of Southern Hydro from the announcement of the demerger, Grant Samuel believes the increase in AGL's share price is a strong endorsement of the perceived benefits of the proposed demerger. If the proposed demerger is not approved there would be a risk of a material share price fall and loss of value for AGL shareholders.

- **The downside risks for shareholders are relatively limited.**

The proposed demerger is essentially neutral to AGL shareholders. In essence, AGL shareholders are simply splitting their current investment into two parts, AGL Infrastructure (formerly AGL) and a separate investment in AGL Energy. The effective economic interest of AGL shareholders in the underlying businesses is unchanged. The transaction is a "clean" split in so far as there is:

- no purchase or sale of equity in either AGL Energy or AGL Infrastructure to third parties;
- no value leakage to third parties (e.g. in the form of management fees);
- no value transfer between the demerged companies (e.g. in the form of a retained shareholding or management fees); and
- no adverse tax consequences for the demerged companies or the vast majority of shareholders. The proposed demerger will not result in any capital gains tax ("CGT") or other tax related liability for AGL Infrastructure (formerly AGL) or AGL Energy. AGL has no revenue losses and no material capital losses. The capital losses that do exist are expected to be preserved within AGL Infrastructure.

  Australian shareholders account for the majority of AGL's issued capital and the majority by number of shareholders. Under the demerger provisions, Australian resident AGL shareholders will be eligible for rollover relief to defer the CGT consequences of the demerger and any shareholders holding pre CGT shares will preserve that status.

  The tax consequences for individual shareholders will vary depending upon their personal circumstances. Shareholders should consult their own tax adviser if in any doubt as to the tax consequences of the proposed demerger.

Although the proposed demerger has a number of costs, disadvantages and risks, in Grant Samuel's opinion, these are relatively limited and are considered reasonable in the context of the benefits of the proposed demerger:

- AGL Energy and AGL Infrastructure will both be substantially smaller than AGL. However, both should be comfortably of sufficient size to form part of the S&P/ASX 200 Index. Accordingly, there is little risk in the short to medium term of any adverse impact on demand for shares in either company from index related selling.

  Moreover, both are conventional, sensibly structured companies with large, solid businesses and sound financials. In the case of AGL Energy, it has a portfolio of retailing and generation assets that provides a reasonably high level of natural hedging (particularly following the Southern Hydro acquisition). Accordingly, they should both be attractive to a wide base of potential investors;
- increased financial risk for AGL Infrastructure, which will be significantly more highly geared than the current AGL. However, the gearing is supported by AGL Infrastructure's stable and predictable cash flows and is comparable with other "pure play" infrastructure businesses;
- higher costs comprising additional administration costs including listed company costs for AGL Energy. These costs have been estimated to be in the order of $10.5 million per annum. In addition, both companies may have a higher cost of borrowing than AGL;
- the loss of any synergies that may have resulted from being part of the larger AGL group. However, these synergies are limited due to the need to effectively "ring fence" the infrastructure business from the retail and merchant energy business for regulatory purposes.

The limited benefits that do arise (and which will be lost) are mostly from the scale benefits of being part of the larger AGL group;

- as each demerged company will be smaller and less diversified than AGL, the proportionate impact on shareholder value of an adverse development within either business will be greater than if part of the larger AGL group;
- one-off transaction costs of approximately $77 million ($60 million after tax), of which approximately $42 million (including $25 million of non-cash asset write-downs) will be incurred subsequent to the shareholders meeting. The cash transaction costs represent less than 1% of market capitalisation;
- there is a risk of a period of relative share weakness in the short term until the share registers eventually reach some degree of equilibrium and because the incremental costs will be incurred immediately while many of the benefits will take some time to translate into earnings;
- certain shareholders based in overseas jurisdictions ("ineligible overseas shareholders") will not be able to receive AGL Energy shares and will only receive the net proceeds from a sale of their AGL Energy shares. This will only apply to less than 1% of AGL's issued capital;
- neither company has a track record as a standalone entity. There are risks in the establishment of new boards and management teams and the development of standalone organisational infrastructure. It is conceivable that the new boards and new management teams of either (or both) of the demerged companies may not develop effective working relationships although there is significant overlap with the current AGL board and management teams which should reduce this risk; and
- there may be some market uncertainty concerning linkages between the demerged companies given the use of "AGL" for both company names. This issue is only temporary as AGL Infrastructure only has the right to use the "AGL" trademark in its company name, business name and domain names until 31 December 2007.

- **The capital reduction does not materially prejudice the interests of AGL creditors.**

In Grant Samuel's opinion, existing AGL creditors will not be materially prejudiced by the capital reduction. The reasons are:

- AGL Infrastructure (formerly AGL) and AGL Energy will remain substantial companies in their own right and, initially, are expected to retain investment grade credit ratings. AGL Infrastructure will be relatively highly geared and more highly geared than the current AGL but only to levels broadly comparable to its peers;
- recent lenders to AGL in relation to the acquisition of Southern Hydro (and new lenders on the proposed syndication of this facility) will have made their own judgements as to the financial risk of AGL in full knowledge of its position;
- most trade creditors are exposed to individual entities with which they trade. The financial position of these entities is not affected by the proposed demerger. In addition, most exposures are short term in nature (i.e. repayable within, say, 60 days at any point in time) and they will therefore have the opportunity to reassess for themselves whether or not they wish to grant continued credit to either AGL Energy or AGL Infrastructure (or the relevant subsidiary); and
- there is no net cash outflow (except for transaction costs) from the AGL group as a whole as a consequence of the proposed demerger (as the capital reduction is reinvested).

Grant Samuel makes no warranty, express or implied, as to the potential recoverability of existing or contingent debts owned by AGL as at the date of this report or at any subsequent time. Future creditors must rely on their own financial investigations of the financial positions of AGL Energy and AGL Infrastructure.

4 Other Matters

This report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual shareholders in AGL. Because of that, before acting in relation to their investment, shareholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Shareholders should read the Demerger Booklet issued by AGL in relation to the proposed demerger.

Approval or rejection of the proposed demerger is a matter for individual shareholders based on their own views as to value and future market conditions and their particular circumstances including risk profile, liquidity preference, portfolio strategy and tax position. Shareholders who are in doubt as to the action they should take in relation to the proposed demerger should consult their own professional adviser. Any decision to continue to hold shares in AGL Energy or AGL Infrastructure is a separate investment decision upon which Grant Samuel does not offer an opinion. Shareholders should consult their own professional adviser in this regard.

Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act, 2001. The Financial Services Guide is included at the beginning of the full report.

This letter is a summary of Grant Samuel's opinion. The full report from which this summary has been extracted is attached and should be read in conjunction with this summary.

The opinion is made as at the date of this letter and reflects circumstances and conditions as at that date.

Yours faithfully
GRANT SAMUEL & ASSOCIATES PTY LIMITED

Grant Samuel & Associates

Financial Services Guide
and
Independent Expert's Report
in relation to the Proposed Demerger of
The Australian Gas Light Company

Grant Samuel & Associates Pty Limited
(ABN 28 050 036 372)

13 February 2006

GRANT SAMUEL

GRANT SAMUEL & ASSOCIATES

LEVEL 19 GOVERNOR MACQUARIE TOWER
1 FARRER PLACE SYDNEY NSW 2000
GPO BOX 4301 SYDNEY NSW 2034
T: +61 2 9324 4211 / F: +61 2 9324 4301
www.grantsamuel.com.au

Financial Services Guide

Grant Samuel & Associates Pty Limited ("Grant Samuel") holds Australian Financial Services Licence No. 240985 authorising it to provide financial product advice on securities and interests in managed investments schemes to wholesale and retail clients.

The Corporations Act, 2001 requires Grant Samuel to provide this Financial Services Guide ("FSG") in connection with its provision of an independent expert's report ("Report") which is included in a document ("Disclosure Document") provided to members by the company or other entity ("Entity") for which Grant Samuel prepares the Report.

Grant Samuel does not accept instructions from retail clients. Grant Samuel provides no financial services directly to retail clients and receives no remuneration from retail clients for financial services. Grant Samuel does not provide any personal retail financial product advice to retail investors nor does it provide market-related advice to retail investors.

When providing Reports, Grant Samuel's client is the Entity to which it provides the Report. Grant Samuel receives its remuneration from the Entity. In respect of the Report for The Australian Gas Light Company ("AGL") in relation to the proposed demerger into two separately listed companies (the "AGL Report"), Grant Samuel will receive a fixed fee of $375,000 plus reimbursement of out-of-pocket expenses for the preparation of the Report (as stated in Section 8.3 of the AGL Report).

No related body corporate of Grant Samuel, or any of the directors or employees of Grant Samuel or of any of those related bodies or any associate receives any remuneration or other benefit attributable to the preparation and provision of the Report.

Grant Samuel is required to be independent of the Entity in order to provide a Report. The guidelines for independence in the preparation of Reports are set out in Practice Note 42 issued by the Australian Securities Commission (the predecessor to the Australian Securities & Investments Commission) on 8 December 1993. The following information in relation to the independence of Grant Samuel is stated in Section 8.3 of the AGL Report:

> *"Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with AGL that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the proposed demerger. Grant Samuel advises that:*
>
> - *Grant Samuel was appointed by AGL in March 2001 to prepare an independent expert's report in relation to a transaction which did not proceed and therefore the report was not completed;*
> - *Grant Samuel Debt Structuring & Advisory Pty Limited, a related company of Grant Samuel, has been engaged by certain Papua New Guinea provincial governments to provide advisory services in relation to the PNG Upstream Gas Project;*
> - *Grant Samuel was retained by APT in 2004 to prepare certain valuations for tax consolidation purposes; and*
> - *over the last five years Grant Samuel & Associates Limited, a New Zealand related company of Grant Samuel, has prepared independent reports in relation to NGC, a former subsidiary of AGL.*
>
> *In addition, a Grant Samuel group executive holds a parcel of less than 6,000 shares in AGL.*
>
> *Grant Samuel had no part in the formulation of the proposed demerger. Its only role has been the preparation of this report.*
>
> *Grant Samuel will receive a fixed fee of $375,000 for the preparation of this report. This fee is not contingent on the outcome of the proposed demerger. Grant Samuel's out of pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report.*
>
> *Grant Samuel considers itself to be independent in terms of Practice Note 42 issued by the ASIC (previously known as Australian Securities Commission) on 8 December 1993."*

Grant Samuel has internal complaints-handling mechanisms and is a member of the Financial Industry Complaints Services' Complaints Handling Tribunal, No. F 4197.

Grant Samuel is only responsible for the Report and this FSG. Complaints or questions about the Disclosure Document should not be directed to Grant Samuel which is not responsible for that document. Grant Samuel will not respond in any way that might involve any provision of financial product advice to any retail investor.

GRANT SAMUEL & ASSOCIATES PTY LIMITED
ABN 28 050 036 372 AFS LICENCE NO 240985

GRANT SAMUEL

Table of Contents

1 Details of the Proposed Demerger 1

2 Scope of the Report 2
- 2.1 Purpose of the Report 2
- 2.2 Basis of Evaluation 2
- 2.3 Sources of the Information 3
- 2.4 Limitations and Reliance on Information 3

3 Profile of AGL 5
- 3.1 Background 5
- 3.2 Operations 5
- 3.3 Growth Initiatives 8
- 3.4 Financial Performance 9
- 3.5 Financial Position 11
- 3.6 Capital Structure and Ownership 12
- 3.7 Share Price History 13

4 Background on Demergers 16
- 4.1 Rationale 16
- 4.2 Market Evidence 17

5 Impact of the Proposed Demerger 20
- 5.1 Impact on Capital Structure and Ownership 20
- 5.2 AGL Energy 21
- 5.3 AGL Infrastructure 25
- 5.4 Impact on Key Investment Parameters 28

6 Evaluation of the Proposed Demerger 30
- 6.1 Rationale for Demerger and Alternatives Considered 30
- 6.2 Basis of Demerger 31
- 6.3 Benefits 32
- 6.4 Costs, Disadvantages and Risks 44
- 6.5 Taxation Issues 47
- 6.6 Other 49
- 6.7 Conclusion 50
- 6.8 Shareholder Decisions 51

7 Impact on Creditors 52

8 Qualifications, Declarations and Consents 54
- 8.1 Qualifications 54
- 8.2 Disclaimers 54
- 8.3 Independence 54
- 8.4 Declarations 55
- 8.5 Consents 55
- 8.6 Other 55

THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY

1 Details of the Proposed Demerger

On 31 October 2005, The Australian Gas Light Company ("AGL") announced a proposal to separate its retail and merchant energy business and its infrastructure and services business into two separately listed companies (the "proposed demerger").

The proposed demerger is to be effected by a scheme of arrangement between AGL and its shareholders. The following steps will be implemented if the proposed demerger is approved:

- AGL will undertake an internal restructure to establish AGL Energy Limited ("AGL Energy") as the holding company for the retail and merchant energy business;
- AGL will undertake a capital reduction of $3.00 per share ("Capital Reduction Amount");
- the Capital Reduction Amount will be applied by AGL on behalf of AGL shareholders as payment for shares in AGL Energy. Each AGL shareholder will receive one AGL Energy share for every AGL share they hold;
- AGL, now comprising only the infrastructure and services business, will be renamed AGL Infrastructure Limited ("AGL Infrastructure"); and
- AGL will apply to the Australian Stock Exchange Limited ("ASX") for AGL Energy to be separately listed.

Shareholders with registered addresses outside of Australia, New Zealand, Japan, Hong Kong, Singapore, the United Kingdom and the United States of America ("ineligible overseas shareholders") will not receive AGL Energy shares. Such shareholders will receive in cash the net proceeds of the sale of the AGL Energy shares to which they would otherwise have been entitled.

The effect of the proposed demerger is that AGL shareholders (other than ineligible overseas shareholders) will hold an equal number of shares in AGL Energy and AGL Infrastructure. The relative ownership interests of shareholders in each company will be equal to their ownership interest in AGL immediately prior to the proposed demerger.

The proposed demerger requires the approval of AGL shareholders for the following resolutions:

- an ordinary resolution to approve the capital reduction;
- a members scheme of arrangement resolution under Section 411 of the Corporations Act, 2001 ("the Corporations Act"). Under Section 411 a scheme of arrangement must by approved by a majority in number (i.e. at least 50%) of shareholders present and voting (either in person or by proxy) at the meeting, representing at least 75% of the votes cast on the resolution. The scheme of arrangement is then subject to approval by the Federal Court of Australia; and
- a special resolution to change AGL's name to AGL Infrastructure.

Each of the resolutions to be voted on by AGL shareholders are interdependent. Failure to approve any of these resolutions will result in the proposed demerger not proceeding, although AGL can waive the requirement for its name change to AGL Infrastructure.

If the demerger is approved:

- AGL Energy will own specified "AGL" trademarks, domain names and intellectual property and AGL Infrastructure will retain the right to use the "AGL" trademark in its company name, business name and domain names until 31 December 2007; and
- AGL Energy and AGL Infrastructure will enter into arrangements in order to facilitate an orderly transition particularly in relation to shared services such as information technology.

2 Scope of the Report

2.1 Purpose of the Report

The proposed demerger is subject to the approval in general meeting by AGL shareholders pursuant to:

- Sections 256B and 256C of the Corporations Act ("Sections 256B and 256C");
- Section 411 of the Corporations Act ("Section 411"); and
- Section 157 of the Corporations Act ("Section 157").

Sections 256B and 256C and Section 411 govern reductions of share capital and schemes of arrangement respectively. They require the prior approval of shareholders before a capital reduction or scheme of arrangement can be effected. Sections 256B and 256C do not require an independent expert's report to be prepared.

Part 3 of Schedule 8 to the Corporations Regulations prescribes the information to be sent to shareholders in relation to schemes of arrangement pursuant to Section 411. Part 3 of Schedule 8 requires an independent expert's report in relation to a scheme of arrangement to be prepared when a party to a scheme of arrangement has a prescribed shareholding in the company subject to the scheme, or where any of its directors are also directors of the company subject to the scheme. In those circumstances, the independent expert's report must state whether the scheme of arrangement is in the best interests of shareholders subject to the scheme and must state reasons for that opinion. Mr Charles Allen is initially to be a director of both AGL Energy and AGL Infrastructure. Accordingly, an independent expert's report is required to be prepared for AGL shareholders for the purposes of Section 411.

Section 157 relates to changing the name of a company. An independent expert report is not required for the purpose of either Section 157.

The directors of AGL have engaged Grant Samuel & Associates Pty Limited ("Grant Samuel") to prepare an independent expert's report setting out whether, in its opinion, the proposed demerger is in the best interests of AGL shareholders and to state reasons for that opinion. Grant Samuel has also been requested to give its opinion as to whether the capital reduction is materially prejudicial to AGL creditors.

The sole purpose of this report is an expression of Grant Samuel's opinion as to whether the proposed demerger is in the best interests of AGL shareholders and whether the capital reduction is materially prejudicial to AGL creditors. A copy of this report will accompany the Notices of Meeting and Explanatory Memorandum ("the Demerger Booklet") to be sent to shareholders by AGL.

This report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual AGL shareholders. Because of that, before acting in relation to their investment, shareholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Shareholders should read the Demerger Booklet issued by AGL in relation to the proposed demerger.

Approval or rejection of the proposed demerger is a matter for individual shareholders based on their expectations as to value and future market conditions and their particular circumstances including risk profile, liquidity preference, portfolio strategy and tax position. Shareholders who are in doubt as to the action they should take in relation to the proposed demerger should consult their own professional adviser.

2.2 Basis of Evaluation

There is no legal definition of the expression "in the best interests". The Australian Securities Commission (now the Australian Securities and Investments Commission ("ASIC")) issued Policy Statement 75 which established certain guidelines in respect of independent expert's reports prepared for the purposes of Sections 411, 640 and 703 of the Corporations Act. Policy Statement 75 is primarily directed towards reports prepared for the purpose of Section 640 and comments on

the meaning of "fair and reasonable" in the context of a takeover offer. The statement gives limited guidance as to the regulatory interpretation or meaning of "in the best interests" other than to imply that it is similar to "fair and reasonable".

Schemes of arrangement pursuant to Section 411 can encompass a wide range of transactions. Accordingly, "in the best interests" must be capable of a broad interpretation to meet the particular circumstances of each transaction. This involves a judgement on the part of the expert as to the overall commercial effect of the transaction, the circumstances that have led to the proposal and the alternatives available. The expert must weigh up the advantages and disadvantages of the proposal and form an overall view as to whether the shareholders are likely to be better off if the proposal is implemented than if it is not.

In Grant Samuel's opinion, the most appropriate basis on which to evaluate the proposed demerger is to assess the overall impact on the shareholders of AGL and to form a judgement as to whether the expected benefits outweigh any disadvantages and risks that might result.

In forming its opinion as to whether the proposed demerger is in the best interests of AGL shareholders, Grant Samuel has considered the following:

- the impact on business operations if the demerger proceeds;
- the effect on earnings and dividends attributable to existing shareholders;
- the effect of the demerger on financial position;
- the likely impact on the market value of shareholders' interests and the market for shares in the demerged companies generally;
- any other advantages and benefits arising from the proposed demerger; and
- the costs, disadvantages and risks of the proposed demerger.

2.3 Sources of the Information

The following information was utilised and relied upon, without independent verification, in preparing this report:

Publicly Available Information

- the Demerger Booklet (including earlier drafts);
- annual reports of AGL for the five years ended 30 June 2005;
- press releases, public announcements, media and analyst presentation material and other public filings by AGL including information available on its website;
- brokers' reports and recent press articles on AGL and the energy and infrastructure sectors; and
- sharemarket data and related information on Australian and selected international listed companies engaged in the energy and infrastructure sectors.

Non Public Information provided by AGL

- board papers and other internal briefing papers relating to the proposed demerger; and
- other confidential documents, presentations and working papers.

Grant Samuel has also held discussions with, and obtained information from, senior management of AGL and its advisers.

2.4 Limitations and Reliance on Information

Grant Samuel believes that its opinion must be considered as a whole and that selecting portions of the analysis or factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary.

Grant Samuel's opinion is based on economic, sharemarket, business trading, financial and other conditions and expectations prevailing at the date of this report. These conditions can change significantly over relatively short periods of time. If they did change materially, subsequent to the date of this report, the opinion could be different in these changed circumstances. However, Grant Samuel has no obligation or undertaking to advise any person of any change in circumstances which has come to its attention after the date of this report or to review, revise or update its report or opinion.

This report is also based upon financial and other information provided by AGL and its advisers. Grant Samuel has considered and relied upon this information. AGL has represented in writing to Grant Samuel that to its knowledge the information provided by it was complete and not incorrect or misleading in any material aspect. Grant Samuel has no reason to believe that any material facts have been withheld.

The information provided to Grant Samuel has been evaluated through analysis, inquiry and review to the extent that it considers necessary or appropriate for the purposes of forming an opinion as to whether the proposed demerger is in the best interests of AGL shareholders. However, Grant Samuel does not warrant that its inquiries have identified or verified all of the matters that an audit, extensive examination or "due diligence" investigation might disclose. Due diligence is the responsibility of AGL and its management and is beyond the scope of an independent expert's report. In any event, an opinion of the kind expressed in this report is more in the nature of an overall review rather than a detailed audit or investigation.

An important part of the information used in forming an opinion of the kind expressed in this report is comprised of the opinions and judgement of management. This type of information was also evaluated through analysis, inquiry and review to the extent practical. However, such information is often not capable of external verification or validation.

Preparation of this report does not imply that Grant Samuel has audited in any way the management accounts or other records of AGL. It is understood that the accounting information that was provided was prepared in accordance with generally accepted accounting principles and in a manner consistent with the method of accounting in previous years (except where noted).

The information provided to Grant Samuel included summary preliminary financial projections for the demerged companies prepared by AGL management for internal purposes. AGL is responsible for this financial information. For the reasons set out in Section 1.3(c) of the Demerger Booklet, the directors of AGL have decided only to provide dividend outlook ranges for AGL Energy and AGL Infrastructure for the 2006 and 2007 financial years. Grant Samuel has had regard to the summary financial information for the demerged companies in undertaking its analysis but has not relied upon it in forming its opinion. Given the nature of the transaction, the projections are not the fundamental basis for assessing the proposed demerger. Rather, other factors such as strategic implications for the businesses and investors are more important.

In forming its opinion, Grant Samuel has also assumed that:

- matters such as title, compliance with laws and regulations and contracts in place are in good standing and will remain so and that there are no material legal proceedings, other than as publicly disclosed;
- the information set out in the Demerger Booklet sent by AGL to its shareholders is complete, accurate and fairly presented in all material respects;
- the publicly available information relied on by Grant Samuel in its analysis was accurate and not misleading;
- the proposed demerger will be implemented in accordance with its terms; and
- the legal mechanisms to implement the proposed demerger are correct and will be effective.

To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, regulations, and policies, Grant Samuel assumes no responsibility and offers no legal opinion or interpretation on any issue.

3 Profile of AGL

3.1 Background

AGL was established in 1837 by an Act of Council of the colony of New South Wales and pioneered gas production and distribution in Australia. It was listed on the Sydney Stock Exchange (a predecessor to the ASX) in 1871.

Following legislative restructuring of the New South Wales gas industry in December 1985, AGL became a more widely based energy company through both acquisition and organic growth. In the early 1990's AGL expanded its activities in Australia and offshore, principally in New Zealand. In late 1999, AGL adopted a strategy of development, management and investment in energy assets without necessarily owning 100% of these assets. This strategy resulted in the spin-off of its gas pipeline assets in June 2000 as Australian Pipeline Trust in which it retained a 30% interest.

For over 160 years, AGL was governed by a series of Acts, by-laws and other regulations which included amongst other unusual features, a 5% shareholding limit and a scaled voting regime. In October 2002, legislative reform was undertaken by the New South Wales Government by which AGL was converted into a body corporate registered under the Corporations Act.

3.2 Operations

Today, AGL is a major energy company operating throughout the energy sector value chain primarily in Australia. It is a top 50 ASX listed company and, prior to the announcement of the proposed demerger, had a market capitalisation of approximately $6.6 billion. AGL's operations encompass:

- energy generation and production assets;
- the marketing and retailing of energy;
- ownership of energy transmission and distribution assets; and
- servicing of energy and utility infrastructure.

Detailed descriptions of AGL's businesses are set out in the Demerger Booklet and summarised below:

Generation and Production

In recent years AGL has developed its investment in upstream electricity generation and gas production assets:

- **Gas-fired electricity generation plants:** AGL owns two gas-fired power stations, Somerton in Victoria and Hallett in South Australia, which are used to mitigate volatility in electricity spot prices during periods of peak demand. AGL also owns gas-fired cogeneration facilities at Cawse, Western Australia (servicing the OMG Cawse nickel and cobalt mine), at Adelaide, South Australia (servicing the Cooper Brewery) and is currently building a similar facility with Symex Holdings Limited at Port Melbourne, Victoria.
- **Coal-fired electricity generation:** AGL owns a 32.5% interest in Great Energy Alliance Corporation Pty Limited (to be known in this report as "Loy Yang Power"), a joint venture which owns the Loy Yang A power station and adjacent coal mine in the Latrobe Valley, Victoria. The power station is the largest base load electricity generator in Victoria supplying about 25% of that state's power requirements.
- **Renewable electricity generation:** AGL owns 11 hydro electricity generation stations in New South Wales and Victoria and six landfill gas or bio-gas facilities in New South Wales, South Australia, Victoria, Tasmania and Western Australia and a wind generation power plant at Wattle Point, South Australia.
- **Liquified petroleum gas:** AGL produces in excess of 35,000 tonnes of liquified petroleum gas ("LPG") through its wholly owned subsidiary, HC Extractions.

- **Sydney CSM Joint Venture:** AGL has a 50% interest in a joint venture with Sydney Gas Limited ("Sydney Gas") which owns the Camden coal seam methane gas project and other projects (exploration leases). AGL will pay an additional amount for additional Camden reserves proven by December 2008 and has also entered into a 10 year gas sale agreement with the joint venture.

- **PNG Upstream Gas Project:** AGL has acquired a 10% equity stake in the PNG Upstream Gas Project (the acquisition is expected to be completed in February 2006). The project is being developed by ExxonMobil Corporation and Oil Search Limited and involves the production and processing of natural gas and liquids from reserves in the highlands of Papua New Guinea. AGL has also entered into a gas sale and purchase agreement with the PNG Gas Producers for 1,500PJ of gas over 20 years from 2009 conditional on the project reaching financial close, which is expected to be in the second half of 2006.

- **Wholesale electricity and gas contract portfolios:** AGL has secured a portfolio of contracts with electricity generators and long term gas supply and transportation contracts with gas producers for the purposes of mitigating the risks associated with the supply of electricity and supply and delivery of gas to its customers.

Infrastructure

AGL has the following interests in transmission and distribution infrastructure:

- **Energy networks:** AGL owns:
  - the regulated electricity assets which distribute electricity to over 285,000 customer sites over 950km^2 of north-west greater Melbourne, Victoria. In October 2005 the distribution prices which AGL can charge for transporting electricity over the network in the period to December 2010 were determined; and
  - the regulated gas network assets which transport gas to over 950,000 customer sites throughout Sydney, Newcastle, Wollongong and NSW country centres. In June 2005 the pricing, services, terms and conditions under which AGL provides transportation services to retailers over the period to June 2010 were approved.

- **ActewAGL:** AGL has a 50% interest in ActewAGL, a gas and electricity distribution and retail joint venture with the government of the Australian Capital Territory. The joint venture owns and operates the electricity and gas networks in the Australian Capital Territory, the gas network in Queanbeyan, Nowra and the former Yarralumla Shire in New South Wales, operates the Australian Capital Territory's water and sewerage assets and manages the operations of the TransACT telecommunications services business.

- **GasValpo:** AGL owns GasValpo, a gas distributor and retailer situated in the coastal cities of Valparaso and Viña del Mar in Chile. It distributes and sells gas to approximately 40,000 residential and commercial customers and 38 industrial customers.

- **Australian Pipeline Trust:** AGL holds a 30% interest in ASX listed Australian Pipeline Trust ("APT"). APT was spun off from AGL in May 2000 and its foundation assets represented AGL's gas transmission assets. APT now owns or has an interest in more than 7,700 km of gas transmission pipelines in Australia. It transports close to 25% of Australia's natural gas consumption.

- **PNG Australian Gas Pipeline:** AGL has a 50% interest in the consortium to build, own and operate the Australian segment of the PNG Australian Gas Pipeline. Its consortium partner is Malaysian company Petroliam Nasional Berhad ("Petronas"). The PNG Australian Gas Pipeline is a proposed 3,800 km network of pipelines (including 650 km of sub sea pipeline) from the Papua New Guinea/Australian border to Gladstone, Queensland and to Gove, Northern Territory. Financial close for the project is anticipated to be in the second half of the 2006 financial year, with initial gas deliveries to customers during 2009. APT holds a first right to purchase an interest of at least 10% in the Australian segment of the PNG Australian Gas Pipeline from AGL. AGL has an obligation to offer at least 20% and if APT takes up an entitlement, it must be a minimum of 10%.

Retail

The sale and marketing of energy represents approximately a third of AGL's earnings and gross assets. The major activities of this division include:

- **Retail and wholesale:** AGL sells and markets gas and electricity in New South Wales, Victoria and South Australia and electricity in Queensland. It is a retailer, wholesaler and trader in natural gas and electricity to over 2.8 million retail customer accounts, operates 53 franchised shops and agents and operates a customer service business. It also retails gas, electricity and renewable energy to industrial and commercial customers.
- **ActewAGL:** AGL has a 50% interest in ActewAGL as discussed above. The joint venture has approximately 150,000 electricity customer accounts and 107,000 natural gas customer accounts.
- **Elgas:** AGL has a 50% interest in Elgas which specialises in marketing and distributing LPG.

Agility

Agility is an infrastructure management and services business established by AGL in June 2000. It provides services throughout Australia to both AGL's infrastructure assets as well as third parties (including APT). Agility has the capability to construct, service and manage assets for the gas, electricity and water and wastewater utility sectors.

Corporate

Corporate encompasses AGL's shared services and head office activities. AGL's shared services include accounting, payroll, human resources, treasury, taxation, information technology and other general services. The cost of these services is fully allocated to the relevant division. AGL also incurs costs associated with maintenance of AGL as a listed company (e.g. board and secretarial costs, listing fees, registry fees, annual reports, shareholder communications, legal and regulatory costs). Head office activities also include AGL's property activities and residual telecommunications industry investments.

AGL's infrastructure business (which encompasses its energy networks and infrastructure investments) is the largest contributor to AGL's earnings:

AGL – Business Activities
(Year end 30 June 2005)


Contribution by EBITDA[1]
Generation and power 5.2%
New Zealand (discontinued) 11.7%
Corporate and other 1.0%
Agility 7.5%
Infrastructure 45.7%
Energy sales and marketing 28.9%
Gross Assets Employed
Generation and power 8.8%
Corporate and other 11.2%
Agility 1.8%
Infrastructure 44.1%
Energy sales and marketing 34.1%

Source: AGL

[1] For the purposes of this graph, EBITDA is after interest and other income.

3.3 Growth Initiatives

AGL has a significant portfolio of growth initiatives and is actively pursuing both organic and acquisition growth opportunities. AGL's existing growth initiatives include:

- expansion of its electricity generation capacity including:
  - announced plans to develop gas-fired power stations near Townsville, Queensland and south of Campbelltown, New South Wales;
  - the $1.425 billion acquisition of Southern Hydro (announced 31 October 2005). Southern Hydro's assets comprised 11 hydro electricity generation plants in New South Wales and Victoria and a wind generation power plant in South Australia. This substantial generation portfolio increased AGL's overall generation capacity by 73% as well as significantly diversifying its generation mix. There are a number of current and prospective development projects within the Southern Hydro portfolio including:
    - the addition of a new 130MW power station (Bogong) to the Kiewa hydro scheme which is due for completion in 2009; and
    - the 12MW upgrade of the existing West Kiewa power station which is due for completion in 2007/08;
  - the installation of additional gas turbines with a capacity of up to 250MW at Hallett, South Australia; and
  - announced plans to build a 95MW wind farm at Hallett, South Australia which will be integrated into the existing Hallett facilities.

  Expansion of its electricity generation capability should reduce the average electricity price and provide a level of natural hedging against wholesale electricity price volatility for AGL's retail business;

- expansion into upstream gas production by concluding a 10% equity investment in the PNG Upstream Gas Project. Further, AGL has expanded its portfolio of gas purchase agreements by committing to a sale and purchase agreement to take approximately 1,500 PJ of gas over 20 years from 2009, conditional on the PNG Upstream Gas Project reaching financial close. The benefits of these arrangements for AGL include:
  - improved security of gas supply;
  - diversification of AGL's wholesale gas portfolio;
  - providing a level of natural hedge against price fluctuations;
  - underpinning AGL's expansion in the fast growing Queensland energy market; and
  - providing greater opportunity to participate in other upstream gas developments;
- committing to progressing the front end engineering and design phase of the Australian segment of the PNG Australian Gas Pipeline. The development of this pipeline is expected to deliver a range of additional business opportunities for the wider AGL group; and
- pursuing further growth in Agility's activities including expansion into water infrastructure servicing, acquisition of various electricity contracting groups and pursuing third party contracts.

As growth in consumption of both natural gas and electricity in Australia is projected to be substantial for the foreseeable future, organic expansion opportunities (including brownfields and greenfields projects) are expected to continue to arise for AGL. Further, as regulatory impediments reduce over time as the national energy market matures, there is an expectation that opportunities to acquire infrastructure assets and participate in industry consolidation will increase.

3.4 Financial Performance

The financial performance of AGL for the five years ended 30 June 2005 is summarised below:

AGL – Financial Performance ($ millions)[2]	Year ended 30 June				
	2001 actual	2002 actual	2003 actual	2004 actual	2005 actual
Total revenue[3]	**3,171.3**	**2,917.4**	**3,874.0**	**4,157.9**	**4,061.4**
EBITDA[4]	**660.2**	**685.8**	**850.9**	**852.4**	**781.7**
Depreciation and amortisation	(198.2)	(219.8)	(249.9)	(236.7)	(198.8)
EBIT[5]	**462.0**	**466.0**	**601.0**	**615.7**	**582.9**
Net interest expense	(167.4)	(157.9)	(165.9)	(124.6)	(83.9)
Investment income[6]	1.5	1.2	5.8	1.3	0.7
Equity accounted share of profits of associates and joint venture entities	41.4	70.6	20.6	91.8	85.3
Significant items	(224.1)	(75.5)	51.2	(17.2)	358.0
Operating profit before tax	**113.4**	**304.4**	**512.7**	**567.0**	**943.0**
Income tax expense	(76.9)	(102.2)	(172.8)	(187.5)	(74.8)
Profit after tax	**36.5**	**202.2**	**339.9**	**379.5**	**868.2**
Outside equity interests	78.9	(10.1)	(44.9)	(30.0)	(19.9)
Profit after tax attributable to AGL shareholders	**115.4**	**192.1**	**295.0**	**349.5**	**848.3**
Statistics					
Basic earnings per share	*32.7¢*	*51.6¢*	*67.3¢*	*76.8¢*	*185.8¢*
Basic earnings per share (before significant items)	*63.5¢*	*66.4¢*	*73.2¢*	*79.5¢*	*84.7¢*
Dividends per share (excluding special dividends)	*52.0¢*	*52.0¢*	*55.0¢*	*60.0¢*	*63.0¢*
Dividend payout ratio (before significant items)	*81.9%*	*78.3%*	*75.1%*	*75.5%*	*74.4%*
Amount of dividend franked	*44.2%*	*67.3%*	*61.8%*	*75.0%*	*95.2%*
Total revenue growth	*12.9%*	*(8.0%)*	*32.8%*	*7.3%*	*(2.3%)*
EBITDA growth	*10.7%*	*3.9%*	*24.1%*	*0.2%*	*(8.3%)*
EBIT growth	*3.9%*	*0.9%*	*29.0%*	*2.4%*	*(5.3%)*
EBITDA margin	*20.8%*	*23.5%*	*22.0%*	*20.5%*	*19.2%*
EBIT margin	*14.0%*	*16.0%*	*15.5%*	*14.8%*	*14.4%*
Interest cover[7]	*3.9x*	*4.3x*	*5.1x*	*6.8x*	*9.3x*

Source: AGL and Grant Samuel analysis

Analysis of AGL's recent financial performance is difficult as it was a period of significant corporate activity including:

- the realisation of certain investments made prior to 2001 particularly those outside the energy sector (e.g. telecommunications and internet sectors) and internationally as well as continuing to realise surplus property and property related assets;
- operational restructuring following divestment of its gas transmission pipelines in June 2000; and
- expansion by acquisition (e.g. 100% of Pulse Energy in July 2002 and 32.5% of Loy Yang Power in April 2003).

2 Prepared in accordance with Australian generally accepted accounting principles ("AGAAP"). AGL is to prepare its financial statements under the Australian equivalent to international financial reporting standards ("AIFRS") for the first time for the half year ending 31 December 2005. AGL expects an increase in profit after tax under AIFRS primarily as a consequence of the non amortisation of goodwill and retail licences

3 Total revenue represents the sale of goods and provision of services.

4 EBITDA is earnings before net interest, tax, depreciation, amortisation, investment income, equity accounted share of profits of associates and joint venture entities and significant items.

5 EBIT is earnings before net interest, tax, investment income, equity accounted share of profits of associates and joint venture entities and significant items.

6 Investment income comprises dividends received, rent received and partnership profits.

7 Interest cover is EBITDA divided by net interest.

A major influence on AGL's earnings in this period was its 66% owned New Zealand subsidiary, Natural Gas Corporation Holdings Limited ("NGC"). AGL acquired its initial interest in NGC (an owner and operator of natural gas pipelines and utilities on the North Island of New Zealand) in 1992. During 2000 NGC acquired TransAlta New Zealand Limited (an electricity retail business with generation interests and other infrastructure) and, as a consequence, became the largest electricity retailer in New Zealand. However, NGC also became a net electricity retailer (i.e. it had demand in excess of generation in its portfolio) sourcing a substantial proportion of electricity in the market. In 2001, the combination of a competitive industry structure, dry winter conditions resulting in high wholesale electricity prices and a paucity of hedge contracts, resulted in NGC sustaining substantial operating losses. Consequently, NGC restructured its business and sold the retail electricity business. AGL sold its interest in NGC in December 2004.

The financial performance presented above includes consolidation of NGC until divestment and the decline in revenue and profitability in 2005 primarily relates to the sale of its interest in NGC.

In this period, AGL has reported a range of significant items as summarised below:

AGL – Significant Items ($ millions)

	Year ended 30 June				
	2001 actual	2002 actual	2003 actual	2004 actual	2005 actual
Profits/(losses) associated with NGC	(267.6)	(33.2)	63.7	-	591.5
Writedown in fixed assets	(9.4)	-	(17.0)	(33.4)	(231.1)
Profits/(losses) associated with Dingo Blue	(22.2)	(42.1)	-	16.2	-
Profits on sale of surplus property	20.8	-	13.5	-	14.7
Profit/(loss) on sale of businesses and investments	54.3	-	(4.0)	-	-
Other (net)	-	(0.2)	(5.0)	-	(17.1)
Total	**(224.1)**	**(75.5)**	**51.2**	**(17.2)**	**358.0**

Source: AGL

The writedown in fixed assets in 2005 relates to a writedown in AGL's Victorian electricity network of $231.1 million following a review of recent prices paid for Victorian distribution assets and the tightening regulatory environment.

After a period of steady growth in earnings, AGL experienced a decline in earnings per share before significant items in 2001. Since that time earnings per share (before significant items) has grown at an average of 7.5% per annum while dividends per share (excluding special dividends) has grown at 4.9% per annum. In recent years, AGL's payout ratio has been approximately 75% and, as a consequence of an increasing proportion of income from Australian sources, the annual level of dividend franking increased to 100% for the final dividend relating to the 2005 financial year. Interest cover has strengthened since 2002 as a result of the generation of significant operating cash and the realisation of assets, primarily associated with NGC.

Under the Australian tax consolidation system, AGL and its wholly owned Australian resident entities have elected to be taxed as a single entity from 1 July 2003. At 30 June 2005, AGL had no carried forward income tax losses and no material carried forward capital losses. After allowing for the proposed final dividend for the year ended 30 June 2005, AGL has $11.5 million in accumulated franking credits.

3.5 Financial Position

The financial position of AGL as at 30 June 2005 is summarised below:

AGL - Financial Position ($ millions)[8]	As at 30 June 2005
Debtors (net) and prepayments	438.5
Amounts owing by associates and joint ventures (net)	29.4
Unbilled revenue	406.5
Inventories	14.0
Creditors and provisions	(483.0)
Unearned revenue	(8.9)
Net working capital	**396.5**
Property, plant and equipment (net)	2,117.6
Equity accounted investments in associates and joint venture entities	607.5
Licences (net)	1,424.0
Goodwill (net)	55.2
Deferred expenditure	138.1
Amounts owing by equity accounted associates and joint venture entities (net)	123.3
Deferred tax liabilities (net)	(251.8)
Tax provision	(85.9)
Provisions	(46.0)
Other assets (net)	38.2
Total funds employed	**4,516.7**
Cash	394.2
Interest bearing liabilities	(1,643.3)
Net borrowings	**(1,249.1)**
Net assets attributable to AGL shareholders	**3,267.6**
Statistics	
Shares on issue at year end (million)	*456.6*
Net assets per share	*$7.16*
NTA[9] per share	*$3.92*
Gearing (net borrowings/shareholders' funds plus net borrowings)	*27.7%*

Source: AGL

The following should be noted in relation to AGL's financial position:

- equity accounted investments in associates and joint venture entities include ActewAGL (50% interest), APT (30% interest), Loy Yang Power (32.5%) and Elgas (50%). In addition, AGL has issued $103 million of loan notes to Loy Yang Power which is reflected in amounts owing by equity accounted associates and joint venture entities (net);
- other assets (net) include surplus properties held for resale, employee share plan loans receivable, sundry gas and electricity assets, other non-current debtors and non-current unearned revenue; and
- gearing has declined during 2005 primarily as a consequence of the sale of NGC.

At 30 June 2005, AGL had interest bearing liabilities comprising bank, money market and other borrowings ($60.1 million), promissory notes ($175.0 million), medium term notes ($600.0 million), senior notes ($796.2 million), lease liabilities ($1.9 million) and customer deposits and interest ($10.1 million).

8 Prepared in accordance with AGAAP. Adoption of AIFRS is not expected to have a material impact on net assets.

9 NTA is net tangible assets, which is calculated as net assets less licences and goodwill.

On 30 November 2005, AGL completed the debt funded $1.425 billion acquisition of Southern Hydro. This acquisition was funded by a bridging facility which is expected to be syndicated in early 2006. On a pro forma basis AGL's gearing increased from 27.7% to 45.0% following the acquisition of Southern Hydro.

Following completion of the acquisition of Southern Hydro, ratings agencies Standard & Poor's (formal), Moody's Investor Service (formal) and Fitch Ratings (informal) downgraded AGL's credit rating albeit to a level whereby AGL retains an investment grade rating. Standard & Poor's lowered its rating from A/A-1 to BBB/A-2, Moody's Investor Service lowered its rating from A2 to A3 and Fitch Ratings lowered its rating from A/F1 to BBB+/F2. Following the announcement of the finalisation of AGL's acquisition of a 10% interest in the PNG Upstream Gas Project in January 2006, Moody's Investor Service lowered its rating further to Baa1. The three agencies have AGL on credit watch pending completion of the proposed demerger.

AGL enters into interest rate and exchange rate hedges to manage its exposures under its finance facilities. In addition, AGL manages its exposure to wholesale market electricity and LPG prices through the use of various types of hedging contracts.

AGL's operations have been funded over time by profits from operations, the proceeds from share issues and borrowings:

AGL – Cash Flow ($ millions)

	Year ended 30 June 2005				
	2001 actual	2002 actual	2003 actual	2004 actual	2005 actual
EBITDA	**660.2**	**685.8**	**850.9**	**852.4**	**781.7**
Changes in working capital and other adjustments	(649.6)	(219.1)	(286.1)	(199.0)	374.1
Capital expenditure (net)	(358.2)	(166.5)	(209.9)	(206.2)	(150.1)
Operating cash flow	(347.6)	300.2	354.9	447.2	1,005.7
Tax paid	(45.1)	(42.6)	(72.7)	(118.2)	(147.0)
Net interest paid	(164.8)	(166.4)	(160.2)	(123.4)	(91.1)
Dividends paid	(272.5)	(198.4)	(250.1)	(289.5)	(448.6)
Dividends received	28.6	72.5	66.8	74.8	92.7
Investments (net)	(385.0)	(44.9)	707.5	(205.9)	739.6
Proceeds from share issues	268.5	191.4	634.5	58.9	-
Share buy back (NGC)	-	-	-	(155.8)	-
Capital return	-	-	-	-	(228.7)
Net cash generated (used)	(561.5)	84.2	506.4	(181.1)	922.6
Net borrowings – opening	*(2,019.7)*	*(2,581.2)*	*(2,497.0)*	*(1,990.6)*	*(2,171.7)*
Net borrowings – closing	*(2,581.2)*	*(2,497.0)*	*(1,990.6)*	*(2,171.7)*	*(1,249.1)*

Source: AGL

Dividends paid in 2001 and 2005 include special dividends of 23 cents per share (unfranked) and 30 cents per share (90% franked) respectively. In February 2005, AGL announced a capital management program comprising the special dividend 24 March 2005, a capital return of 50 cents per share paid on 29 April 2005 and a $150 million on-market share buy-back commenced in September 2005. The share buyback was cancelled on announcement of the proposed demerger. The share buyback in 2004 relates to a buyback by NGC.

3.6 Capital Structure and Ownership

AGL has 455,910,464 ordinary shares on issue. At 31 December 2005 there were 116,453 registered shareholders with the top twenty shareholders accounting for approximately 41.06% of the ordinary shares on issue:

AGL – Major Shareholders as at 31 December 2005	Number of Shares	Percentage
National Nominees Limited	45,952,452	10.08
JP Morgan Nominees Australia Limited	45,012,815	9.87
Westpac Custodian Nominees Limited	35,923,102	7.88
ANZ Nominees Limited	12,963,469	2.84
Citicorp Nominees Pty Limited	10,503,583	2.30
Cogent Nominees Pty Limited	4,568,336	1.00
Queensland Investment Corporation	4,497,002	0.99
AMP Life Limited	4,291,732	0.94
Australian Foundation Investment Company Limited	4,216,991	0.92
RBC Global Services Australia Nominees Pty Ltd	2,920,897	0.64
RBC Global Services Australia Nominees Pty Limited	2,723,472	0.60
HSBC Custody Nominees (Australia) Ltd	2,577,920	0.57
Argo Investments Limited	2,091,664	0.46
UBS Warburg Private Clients Nominees Pty Ltd	1,746,610	0.38
Labrador Pty Limited	1,263,150	0.28
Victorian Workcover Authority	1,244,523	0.27
Questor Financial Services Limited	1,237,000	0.27
UBS Nominees Pty Ltd	1,196,735	0.26
Cogent Nominees Pty Limited	1,150,131	0.25
Suncorp Custodian Services Pty Limited	1,119,266	0.25
Subtotal - Top 20 shareholders	**187,200,850**	**41.06**
Other shareholders (116,433 shareholders)	268,709,614	58.94
Total	**455,910,464**	**100.00**

Source: AGL

The top twenty shareholders are principally institutional nominee companies and AGL holds one substantial shareholder notice from Barclays Global Investors Australia Limited in its capacity as fund manager (5.02%). AGL has a significant retail investor base with over 65% of registered shareholders being individuals although this represents less than 30% of shares on issue. Further, the share register of AGL predominantly comprises Australian and New Zealand based investors (over 98% of registered shareholders and over 98% of shares on issue). Included in shares on issue are 2,336,133 shares registered under three AGL employee share ownership plans.

3.7 Share Price History

A summary of the price and trading history of AGL since 1 January 2000 is set out below:

AGL - Share Price History	Share Price ($) High	Low	Close	Average Weekly Volume (000's)	Average Weekly Transactions
Year ended 31 December					
2000	12.56	7.36	12.28	3,966	1,462
2001	12.45	7.58	8.77	7,129	2,653
2002	10.29	8.64	10.17	5,928	1,965
2003	11.23	9.94	10.84	6,779	2,267
2004	13.32	10.41	13.22	5,118	2,005
Quarter ended					
31 March 2005	14.02	12.98	13.70	5,941	2,757
30 June 2005	14.65	13.36	14.23	6,635	3,008
30 September 2005	15.07	13.82	14.82	5,998	3,143
Month ended					
31 October 2005	15.34	14.03	15.14	6,625	2,958
30 November 2005	16.49	14.73	16.30	6,385	3,210
31 December 2005	17.51	16.03	17.19	7,062	2,852
31 January 2006	18.60	16.80	18.00	5,366	3,391

Source: IRESS
Note: share prices adjusted for 50 cent capital return paid on 29 April 2005

The following graph illustrates the movement in the AGL share price and trading volumes since January 2000:


AGL - Share Price and Trading Volume
(January 2000 - 31 January 2006)
$20.00
$18.00
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
Share Price ($)
12,000
10,000
8,000
6,000
4,000
2,000
0
Daily Volume (000s)
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06

Source: IRESS
Note: Share prices adjusted for 50 cent capital return paid on 29 April 2005.

During the 1990's the level of sharemarket interest in AGL grew significantly as the business was transformed. In the three years to January 2000, AGL shares traded broadly in the range $8.00-12.00 before hitting a low of $7.36 (adjusted) in March 2000. The share price recovered to around $10.00-12.00 but, following a period of market speculation concerning the possibility of AGL spinning off its gas and electricity assets and the announcement of the NGC profit downgrade, the AGL share price declined to $7.57 (adjusted) in June 2001.

Since June 2001 AGL's share price has steadily increased. From the beginning of 2005 to the announcement of the proposed demerger, AGL traded broadly in the range of $13.00-14.50 (at a weighted average price of $14.01) and closed at $14.50 on 28 October 2005 (the last trading day prior to announcement of the proposed demerger). Since the announcement on 31 October 2005, the AGL share price has traded in the range $14.61-18.60 (at a volume weighted average price of $16.25).

AGL is a reasonably liquid stock with no restrictions on free float. Average weekly volume over the 12 months prior to announcement of the proposed demerger represent approximately 1.4% of shares on issue or annual turnover of around 72.5% of total issued capital.

AGL is a major Australian listed company with a market capitalisation prior to announcement of the proposed demerger of $6.6 billion. It is a top 50 company and a member of all major indices. Since April 2000, AGL has (except for a period following announcement of the NGC profit downgrade) outperformed the S&P/ASX 200 Industrial Index. Understandably, given it represents approximately 55% of the S&P/ASX 200 Utilities Index, AGL has generally performed in line with that index during the period:


AGL vs S&P/ASX 200 Industrial Index vs
S&P/ASX 200 Utilities Index
(April 2000 - 31 January 2006)
240
220
200
180
160
140
120
100
80
60
Apr-00
Jan-01
Oct-01
Jul-02
Apr-03
Jan-04
Oct-04
Jul-05
AGL - - - S&P/ASX 200 Industrial — - S&P/ASX 200 Utilities

Source: IRESS

However, since June 2005 until announcement of the proposed demerger on 31 October 2005, AGL generally underperformed the S&P/ASX 200 Utilities Index. Since announcement it has outperformed both indices:


AGL vs S&P/ASX 200 Industrial Index vs
S&P/ASX 200 Utilities Index
(30 June 2005 - 31 January 2006)
130
125
120
115
110
105
100
95
90
Demerger Announcement
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
AGL - - - S&P/ASX 200 Industrial — - S&P/ASX 200 Utilities

Source: IRESS

4 Background on Demergers

4.1 Rationale

A "demerger" or "spin-off" is generally defined as a pro-rata transfer of shares in a wholly owned subsidiary to shareholders. The broad principle underlying demergers is that share markets generally do not reward corporate diversification unless there are substantial synergies available to a corporate holder of a diversified portfolio of assets or some other strategic rationale. Investors can achieve diversification themselves and it is generally accepted that investors prefer the investment flexibility resulting from the separation of assets into separate companies that have relatively focussed businesses. Consequently, demergers have typically been undertaken to create investment opportunities with a single geographic focus, a single industry focus or a single commodity focus.

A pure demerger involves the transfer to existing shareholders of 100% of the shares in the subsidiary and there is no dilution of equity or transfer of ownership from the current shareholders. There are a number of variants that are also loosely referred to as demergers including:

- a majority demerger, where the parent distributes the bulk of the subsidiary's shares to existing shareholders and either retains the remaining shares for a period or sells them immediately through an initial public offering ("IPO") or other sale process;
- an equity carve-out, where the parent company sells a portion of a subsidiary's shares though an IPO. The carved-out subsidiary has its own board, management and financial statements while the parent company provides strategic direction and central resources; and
- a divestiture IPO, where 100% of the shares in the subsidiary are sold to the public.

The use of demergers as a method of divesting a subsidiary has become a common feature of equity markets in recent years. Recent examples of demergers in Australia include:

Selected Demergers in Australia

Date	Parent	Business/ Market focus	Demerged entity	Business/ Market focus	% demerged
Jun 1998	Coca-Cola Amatil Limited	Beverages/Asia Pacific	Coca Cola Beverages plc	Beverages/Europe	100.0%
Oct 1998	Delta Gold Limited	Gold	Zimbabwe Platinum Mines Limited	Platinum	49.0%
Feb 2000	Origin Energy Limited	Energy	Boral Limited	Building Materials	100.0%
Apr 2000	Amcor Limited	Packaging	PaperlinX Limited	Paper	82.0%
Oct 2000	The Broken Hill Proprietary Company Limited	Resources	OneSteel Limited	Steel	100.0%
Jul 2002	BHP Billiton Limited	Resources	BHP Steel Limited	Steel	94.0%
Dec 2002	WMC Limited (renamed Alumina Limited)	Alumina	WMC Resources Limited	Resources	100.0%
Mar 2003	CSR Limited	Building materials, aluminium, sugar	Rinker Group Limited	Heavy building materials	100.0%
Oct 2003	AMP Limited	Life insurance, wealth management/Australia, New Zealand	HHG plc	Life insurance, wealth management/United Kingdom, Europe	85.0%
Nov 2005	Mayne Group Limited (renamed Symbion Health Limited)	Healthcare	Mayne Pharma Limited	Pharmaceuticals	100.0%

Source: IRESS

In addition, there has been a number of divestiture IPOs in Australia:

Selected Divestiture IPOs in Australia

Date	Parent	Business/Market focus	Demerged entity	Business/ Market focus	% demerged
Oct 1997	Lang Corporation Limited	Transport logistics, investment	TDG Logistics Limited	Logistics	80.0%
Oct 1997	Boral Limited	Building materials, energy	Envestra Limited	Gas pipelines	80.0%
Nov 1998	Mayne Nickless Limited	Logistics, healthcare	Cable & Wireless Optus Limited	Telecommunications	47.5%
Jun 1999	PBL Limited	Media and entertainment	ecorp Limited	Internet	20.0%
Jun 2000	AGL	Energy	Australian Pipeline Trust	Gas pipelines	70.0%
Mar 2001	Village Roadshow Limited	Media and entertainment	Austereo Limited	Radio	55.0%
Aug 2001	Futuris Corporation Limited	Rural and automotive systems	Australian Agricultural Company Limited	Agriculture	60.0%
Oct 2003	Foster's Group Limited	Alcoholic beverages	Australian Leisure & Hospitality Group Limited	Hotels, liquor and gaming, property	100.0%
Oct 2005	Alinta Limited	Gas utilities	Alinta Infrastructure Holdings Limited	Gas pipelines and power stations	80.0%
Dec 2005	Burns, Philp & Company Limited	Food manufacture	Goodman Fielder Limited	Basic foods	80.0%

Source: IRESS

The benefits typically cited for demergers largely reflect the focus of the demerged entity. However, there are a number of disadvantages and potential risks associated with demergers:

Benefits and Disadvantages/Risks of Demergers

Benefits	Disadvantages/Risks
▪ transparency	▪ loss of synergies
▪ investor attraction and interest	▪ transaction costs
▪ enhanced flexibility to shareholders	▪ duplication of corporate costs
▪ clarity in capital allocation	▪ increased financing costs
▪ flexibility in raising capital	▪ loss of diversification
▪ better targeted incentives and management focus	▪ reduced liquidity and rating in key indices
▪ independence and strategic flexibility to undertake growth initiatives	

4.2 Market Evidence

There is little hard evidence as to whether or not demergers have actually been successful in enhancing shareholder value, largely because it is not possible to reliably measure what the share prices would have been had the demergers not occurred. Some of the evidence and views which have emerged are summarised below:

- several studies[10] have found that there was a positive impact on the share price (of around 3-6%) at the time of the announcement. A similar rise occurred where there was a targeted share or equity carve-out. One study has shown that, in some circumstances, there is no decline even if the demerger is ultimately withdrawn[11];

[10] See for example: P.L. Anslinger, S.J. Klepper and S. Subramaniam, "Breaking up is good to do", The McKinsey Quarterly, 1999 Number 1; Thomas Kirchmaier, "The Performance Effects of European Demergers", Centre for Economic Performance, London School of Economics and Political Science, May 2003; UBS Investment Research, "Q-Series: Spin-offs and demergers", UBS Limited, 14 April 2005.

[11] K. Alli, G. Ramirez and K. Yung, "Withdrawn Spin-offs: An Empirical Analysis", The Journal of Financial Research, Winter 2001.

- several studies[12] have also found significantly positive abnormal returns over an extended period (of up to three years) following the demerger for the demerged company, the parent and the demerged company/parent combination. Although, one study[13] found that long term value creation only exists for the demerged subsidiary not the parent;
- some of the reasons found to be associated with positive abnormal returns have included:
  - corporate restructuring activity[14]. Both the demerged subsidiary and the parent experience an unusually high incidence of takeovers in comparison to their control group comparable companies. The abnormal performance is limited to companies involved in takeover activity. The findings suggest that demergers provide a low-cost method of transferring control of corporate assets to bidders who are able to create greater value;
  - mitigation of information asymmetry[15]. The hypothesis was that value would be enhanced if the demerged subsidiary is able to convey more information about its operating efficiency and future prospects when it is a separate entity than when it is part of a combined unit. The findings were that firms that engage in demergers have higher levels of information asymmetry compared to their industry and size matched counterparts and the information problems decrease significantly after the demerger as analyst scrutiny increases. The relationship is more pronounced for those companies that demerge related subsidiaries;
  - increased focus[16] translating into better share market and operating performance. The abnormal returns for focus-increasing demergers are significantly larger than the corresponding abnormal returns for the non-focus-increasing demergers. A focus-increasing demerger reduces the diversity of assets under management and thereby increases the efficiency of management. However, an analysis of non-focus increasing demergers showed that companies are likely to undertake these demergers to separate underperforming subsidiaries from their parents with efficiency not being a major motivating factor. Indeed, positive returns after the demerger have been found to be due to pre-announcement sharemarket weakness;
  - improved financing decisions[17]. Conglomerates tend to divide resources evenly between divisions thus investing too little in strong industries and too much in weaker industries. The study showed that capital expenditure showed greater sensitivity to changes in growth opportunities after a division became independent; and
- one analyst report[18] found that following a demerger, where the resulting entities are relatively similar in size, both entities generally underperform the market for a period of approximately six months. In the long term however, both stocks tend to outperform the market (implying that the market awaits a reporting period before committing to the new entities). In comparison, where the subsidiary is much smaller than the parent, the demerged entity is typically a strong outperformer while the parent moves with the market.

While an admittedly imperfect basis of analysis and somewhat crude (given the wide range of factors that influence share prices), studies of the relative performance of some of the Australian

12 See for example: J. Wyatt, "Why Spinoffs Work for Investors", Fortune, October 16 1995, p72; P.J. Cusatis, J.A. Miles and J.R. Woolridge, "Restructuring Through Spin-outs, The Stock Market Evidence", Journal of Financial Economics, Volume 33 No. 3, June 1993, T.A. John, "Optimality of Spin-outs and Allocation of Debt" Journal of Financial and Quantitative Analysis, 1993.

13 Thomas Kirchmaier, "The Performance Effects of European Demergers", Centre for Economic Performance, London School of Economics and Political Science, May 2003.

14 P.J. Cusatis, J.A. Miles and J.R. Woolridge, "Restructuring Through Spin-outs, The Stock Market Evidence", Journal of Financial Economics, Volume 33 No. 3, June 1993.

15 S. Krishnaswami and V Subramaniam, "Information asymmetry, valuation and the corporate spin-out decision" Journal of Financial Economics, Volume 53, No. 1, July 1999.

16 See for example: H. Desai and P.C. Jain, "Firm performance and focus: long-run stock market performance following spin-outs", Journal of Financial Economics, Volume 54, No. 1, October 1999 and L. Daley, V. Mehrotra and R. Sivarenmar, "Corporate Focus and Value Creation: Evidence from Spinoffs", Journal of Financial Economics, Volume 45, 1997.

17 R.Gertner, E. Powers and D. Scharfstein, "Learning About Internal Capital Markets From Corporate Spinoffs", November 2000.

18 Macquarie Research Equities, "Australian Gas Light: Acquisitions, demergers and au revoirs", 1 November 2005.

companies that undertook demergers would support this thesis, particularly looking at performance one to two years after the demerger. The following graph summarises the relative share price performance, in percentage terms, of the hypothetical combined share market value of the parent company and the demerged entity three months, one year and two years after the date the demerged entity was listed on the ASX:


Returns of Demerged Entities vs All Ordinaries Index
(Measured from Date of Listing post Demerger)
AMP/HHG
CSR/Rinker Group
WMC/Alumina
BHP Billiton/BHP Steel
BHP/OneSteel
Amcor/PaperlinX
Boral/Origin Energy
Delta Gold/Zimbabwe Platinum Mines
Coca-Cola Amatil/Coca-Cola Beverages
-85% -75% -65% -55% -45% -35% -25% -15% -5% 5% 15% 25% 35% 45% 55% 65%
Time after listing:
Three months
One year
Two years

Source: IRESS

Note: (1) Mayne Group/Mayne Pharma commenced trading separately on 21 November 2005. Therefore, there is insufficient data to include the transaction in the above analysis. However, Mayne Group's strong share price performance following the announcement of a demerger review on 4 May 2005 was market endorsement of the benefits expected from the demerger.

The above analysis indicates that there has been mixed combined performance of demerged entities immediately following a demerger, with evidence of both outperformance and underperformance to the general market. However, the evidence suggests that more recently demerged entities have outperformed the market within two years of listing. Evidence of significant underperformance can be explained by industry or operational features of either or both entities (e.g. Delta Gold/ Zimbabwe Platinum Mines were affected by the political unrest and economic uncertainty in Zimbabwe and decline in the gold price and Coca-Cola Amatil/Coca-Cola Beverages were impacted by the poor performance of Coca Cola Amatil's Philippines business, which accounted for almost half of total earnings). Further, it should be noted that four of the above demerged entities, Coca-Cola Beverages, Delta Gold, Zimbabwe Platinum Mines and WMC Resources, were subject to corporate activity within three years of their respective demerger transactions.

On the other hand, some studies have found that demergers may negatively impact value and that conglomerates have outperformed the market over some periods[19]. Conglomerate structures do have benefits including financial size and strength, better liquidity and higher index rating, lower earnings volatility and risk (if business units are not correlated in terms of economic cyclicality), greater depth of management and lower cost of capital (depending on other factors).

While the balance of evidence does favour demergers as adding value, the alternate views underline the fact that there is no universal structure for businesses. There are successful and unsuccessful conglomerates. While some demergers create substantial value, others do not. In the end, the success of demergers depends on the specific circumstances of each case.

[19] Boston Consulting Group, "Conglomerates Reports", 2002. However, this study was based on share price performance up to 2000 and several of the conglomerates in the sample (eg. Marconi, Vivendi Universal, Tyco) would now show a very different picture.

5 Impact of the Proposed Demerger

5.1 Impact on Capital Structure and Ownership

The capital structure and ownership of AGL prior to the proposed demerger is shown below:


AGL Structure
Before the Proposed Demerger
Existing AGL Shareholders
100%
AGL
Generation
Infrastructure
Retail
Services
Corporate
Electricity
Gas Fired Power Stations
Loy Yang Power (32.5%)
Renewable Power Generation
Wholesale Contract Portfolio
VIC Distribution Network
ActewAGL (50%) (Distribution)
NSW, VIC, SA, QLD
ActewAGL (50%) (Retail)
Agility
Gas
HC Extractions
Sydney Gas JV (50%)
PNG Upstream Gas Project (10%)
Wholesale Contract Portfolio
NSW Distribution Network
ActewAGL (50%) (Distribution)
GasValpo (Chile)
Australian Pipeline Trust (30%)
PNG Australian Gas Pipeline (50%)
NSW, VIC, SA
ActewAGL (50%) (Retail)
Elgas (50%)
Agility
Water
Agility

The effect of the proposed demerger on the capital structure and ownership is shown below:


AGL Structure
After the Proposed Demerger
Existing AGL Shareholders
100%
AGL Energy
100%
AGL Infrastructure
Generation
Retail
Corporate
Infrastructure
Services
Corporate
Electricity
Gas Fired Power Stations
Loy Yang Power (32.5%)
Renewable Power Generation
Wholesale Contract Portfolio
NSW, VIC, SA, QLD
ActewAGL (50%) (Retail)
VIC Distribution Network
ActewAGL (50%) (Distribution)
Contracted Generation (Wattle Point/Cawse)
Agility
Gas
HC Extractions
Sydney Gas JV (50%)
PNG Upstream Gas Project (10%)
Wholesale Contract Portfolio
NSW, VIC, SA, QLD
ActewAGL (50%) (Retail)
Elgas (50%)
NSW Distribution Network
ActewAGL (50%) (Distribution)
GasValpo (Chile)
Australian Pipeline Trust (30%)
PNG Australian Gas Pipeline (50%)
Agility
Water
Agility

Upon demerger both companies will have 455,910,464 ordinary shares on issue. The relative ownership interest held by each AGL shareholder (other than ineligible overseas shareholders) in AGL Energy and AGL Infrastructure will be equal to their ownership interest in AGL immediately prior to implementation of the proposed demerger.

Apart from some transitional arrangements in relation to matters such as information technology, payroll and human resources and some pre-existing commercial arrangements, the demerged companies will be arm's length parties and deal with each other on full commercial terms.

5.2 AGL Energy

5.2.1 Operations and Strategy

AGL Energy will be a large listed Australian energy company with operations predominantly in eastern Australia encompassing:

- energy generation and production assets; and
- the marketing and retailing of energy.

AGL Energy will continue to pursue its full service energy model to further grow its position in the competitive retail and merchant sectors of the energy market. It will be Australia's largest energy retailer with more than 2.8 million energy customer accounts (of which more than one million are dual fuel accounts). It will own and operate under the "AGL" brand.

Supported by a portfolio of generation assets, upstream gas investments and wholesale electricity and gas supply contacts, AGL Energy will seek to expand its retail and wholesale activities while controlling key business risks such as the security of gas supply and wholesale gas and electricity prices. In particular, it will pursue expansion of its retail base in Queensland when full retail contestability is introduced, anticipated to be in July 2007. It will also continue to pursue improvements in its systems and processes in order to improve customer service and profitability. Immediately following demerger, AGL Energy will have approximately 1,700 employees.

AGL Energy's operations and strategy will essentially be unchanged by the demerger. It will remain predominantly an energy wholesaling and retailing business. However, it will need to establish standalone corporate infrastructure and manage its capital structure independently.

5.2.2 Earnings and Dividends

The historical pro forma financial performance of AGL Energy for the three years ended 30 June 2005 is summarised below:

AGL Energy – Pro Forma Financial Performance ($ millions)				
	Year ended 30 June			
	2003 AGAAP	2004 AGAAP	2005 AGAAP	2005 AIFRS
Revenue	**3,132.0**	**3,481.0**	**3,557.9**	**3,557.4**
EBITDA	**259.7**	**293.7**	**303.4**	**307.5**
Depreciation and amortisation	(63.8)	(80.7)	(84.0)	(48.3)
EBIT	**195.9**	**213.0**	**219.4**	**259.2**
Equity accounted share of profits of associates and joint venture entities	20.8	32.0	29.1	29.1
Operating profit before interest and tax	**216.7**	**245.0**	**248.5**	**288.3**
Statistics				
Revenue growth	*na*[20]	*11.1%*	*2.2%*	
EBITDA growth	*na*	*13.1%*	*5.2%*	
EBIT growth	*na*	*8.7%*	*5.6%*	
EBITDA margin	*8.3%*	*8.4%*	*8.5%*	*8.6%*
EBIT margin	*6.3%*	*6.1%*	*6.2%*	*7.3%*

Source: Demerger Booklet and Grant Samuel analysis

The pro forma financial information for AGL Energy has been prepared on the following basis:

- prepared under AGAAP with the 2005 result reconciled to an AIFRS position;
- prepared only to operating profit before interest and tax level as the future funding structure of AGL Energy will differ to prior years;
- excludes any allowance for the acquisition of Southern Hydro and the 10% interest in the PNG Upstream Gas Project (although the pro forma balance sheet set out in Section 5.2.3 of this report does take this into account);
- excludes discontinued operations, non-recurring items and significant items;
- allowance for $10.5 million per annum in incremental corporate costs necessary for AGL Energy to operate as a separately ASX listed company; and
- excludes any allowance for demerger transaction costs which will be incurred by AGL Infrastructure.

Detailed pro forma financial information for AGL Energy is set out in Section 5 of the Demerger Booklet. The pro forma financial information has been prepared by AGL and reviewed by Deloitte Touche Tohmatsu ("Deloitte"). Deloitte's Investigating Accountant's Report is set out as Attachment A to the Demerger Booklet.

The pro forma balance sheet presented is of limited use in assessing AGL Energy as it excludes the recent acquisition of Southern Hydro and the 10% interest in the PNG Upstream Gas Project.

On demerger, AGL Energy will have no franking credit balance and no carried forward income tax or capital losses. As almost all of AGL Energy's taxable income will be generated in Australia, it is expected to be able to pay fully franked dividends.

The level of future dividend payments is a matter for the board of AGL Energy depending on financial and other circumstances at the time. AGL anticipates that AGL Energy will distribute approximately 60% of net profit after tax as franked dividends to shareholders. Dividends are anticipated to be paid twice yearly (March and September) with AGL Energy's first dividend payable in September 2006.

20 na = not available.

AGL has provided the sharemarket with earnings outlook comments for AGL in its current form for the 2006 and 2007 financial years but has not provided specific financial forecast information for AGL Energy. AGL has provided details of anticipated dividend payment ranges by AGL Energy for the financial years ending 2006 and 2007 as follows:

AGL Energy – Dividend Outlook				
	Year ending 30 June			
	2006		2007	
Payment (Month)	Dividend Per Share	*Franking*	Dividend Per Share	*Franking*
Interim (March)	-	-	na	*100%*
Final (September)	17.5–19.5¢	*100%*	na	*100%*
Total	**17.5–19.5¢**	***100%***	**40.0–43.0¢**	***100%***

Source: Demerger Booklet

5.2.3 Financial Position

The pro forma balance sheet of AGL Energy as at 30 June 2005 (under AIFRS) is summarised below:

AGL Energy – Pro Forma Financial Position ($ millions)	Pro Forma as at 30 June 2005 AIFRS
Debtors (net), prepayments and other assets	438.9
Amounts owing by associates and joint ventures (net)	14.8
Unbilled revenue	399.5
Inventories	9.8
Creditors, provisions and other liabilities	(478.4)
Unearned revenue	(7.8)
Net working capital	**376.8**
Property, plant and equipment (net)	869.2
Equity accounted investments in associates and joint venture entities	193.7
Oil and gas interests	543.0
Goodwill	2,020.7
Amounts owing by equity accounted associates and joint venture entities (net)	113.3
Deferred tax liabilities (net)	(140.9)
Tax provision	(40.0)
Provisions	(19.6)
Other assets (net)	(8.8)
Total funds employed	**3,907.4**
Cash	19.9
Interest bearing liabilities (incl. customer deposits)	(316.0)
Net borrowings	**(296.1)**
Net assets attributable to AGL Energy shareholders	**3,611.3**
Statistics	
Shares on issue (million)	*455.9*
Net assets per share	*$7.92*
NTA per share	*$3.49*
Gearing (net borrowings/shareholders' funds plus net borrowings)	*7.6%*

Source: Demerger Booklet and Grant Samuel analysis

The pro forma balance sheet of AGL Energy has been prepared on the basis that the demerger and the acquisition of Southern Hydro and the 10% interest in the PNG Upstream Gas Project had occurred on 30 June 2005. Specifically, it:

- reflects the acquisition of certain businesses from AGL at book value;
- reflects the subscription for new share capital in AGL Energy;

- excludes any allowance for transaction costs which will be incurred by AGL Infrastructure; and
- does not reflect the effect of AASB139 (Financial Instruments).

A detailed pro forma balance sheet (including a description of the assumptions and adjustments made) is set out in Section 5 of the Demerger Booklet. The pro forma balance sheet has been prepared by AGL and reviewed by Deloitte. Deloitte's Investigating Accountant's Report is set out as Attachment A to the Demerger Booklet.

The pro forma balance sheet shows AGL Energy has net external borrowings of approximately $280.1 million (drawn from borrowing facilities expected to be in place by the date of demerger). In addition, AGL Energy has interest bearing liabilities relating to customer deposits and finance leases totalling $16.0 million (giving total net interest bearing liabilities of $296.1 million). AGL Energy is currently not rated separately from AGL. Standard & Poor's was engaged to undertake an indicative rating evaluation and has indicated that (based on the pro forma balance sheet) AGL Energy is likely to be assigned a long term corporate credit rating of BBB+ Stable (above AGL's current rating) and would therefore remain "investment grade" enabling it to access public debt markets and trade in the wholesale energy market, particularly with government entity counterparties.

5.2.4 Directors and Management

AGL Energy's board will comprise executive director Paul Anthony (Managing Director and Chief Executive Officer) and five current non-executive directors of AGL (Mark Johnson (Chairman), Charles Allen, David Craig, Carolyn Hewson and Max Ould). One or more new directors may be added to the board following implementation of the demerger.

A new senior management organisation is to be put in place to manage AGL Energy. Paul Anthony will be the chief executive officer and Paul Flynn (an audit partner at Ernst & Young) will be the interim chief financial officer until such time as a permanent appointment is made. The remaining senior management team of AGL's retail and merchant business is to remain in place. Further details of this senior management team are set out in Section 4.3 of the Demerger Booklet.

5.2.5 Derivative Portfolio

The nature of the activities undertaken by the energy business necessitates the management of wholesale electricity and LPG price risk through a substantial hedging portfolio. AGL Energy will continue to operate in accordance with existing board approved hedging guidelines. Details of the derivative portfolio and the approach to hedging are set out in detail in Section 5.5 of the Demerger Booklet.

It should be noted that the pro forma balance sheet of AGL Energy presented in Section 5.2.3 of this report does not reflect the application of AASB139 (Financial Instruments). When this standard is adopted fair value movements of these derivatives portfolios are expected to be accounted for through the balance sheet and not through the income statement. At 30 June 2005 the fair value of energy derivatives on a AIFRS basis was a negative $227.8 million which would have been recognised on a gross asset and liability basis with the balance (net of tax) debited to equity. In addition, there would also have been a one off transitional adjustment of $32.6 million to write off balances associated with cap products.

Where necessary AGL Energy will also use derivative financial instruments to manage any exposure to interest rate and foreign exchange risk in accordance with existing board approved guidelines. Furthermore, following the acquisition of the 10% interest in the PNG Upstream Gas Project, AGL will need to manage the exposure to fluctuations in oil prices and the AUD:USD exchange rate. Further detail is provided in the Demerger Booklet.

5.3 AGL Infrastructure

5.3.1 Operations and Strategy

AGL Infrastructure will be a large listed Australian energy infrastructure company with operations throughout Australia encompassing:

- ownership and development of energy distribution and transmission assets;
- contracted generation assets; and
- energy infrastructure management and services.

AGL Infrastructure will be an owner and operator of two regulated energy distribution networks, the owner of an asset management and services company (Agility) with a growing third party customer portfolio and an owner of a portfolio of investments in regulated or contracted infrastructure assets. It will be internally managed and have no major or cornerstone shareholder.

AGL Infrastructure will continue to pursue its business strategy of managing its assets efficiently with the objective to generate stable cash flows. It plans to use its financial position to grow its asset base through both brownfields/greenfields development (e.g. the PNG Australian Gas Pipeline) or acquisition. AGL Infrastructure will initially have the right to use (at nominal cost) the "AGL" brand name owned by AGL Energy. This right will expire in December 2007 at which time the company will need to adopt a new name. Immediately following the demerger, AGL Infrastructure will have approximately 1,750 employees.

AGL Infrastructure's operations and strategy will essentially be unchanged by the demerger. However, it will need to manage its corporate structure independent of the larger AGL group.

5.3.2 Earnings and Dividends

The historical pro forma financial performance of AGL Infrastructure for the three years ended 30 June 2005 is summarised below:

AGL Infrastructure – Pro Forma Financial Performance ($ millions)

	Year ended 30 June			
	2003 AGAAP	2004 AGAAP	2005 AGAAP	2005 AIFRS
Revenue	**692.6**	**728.3**	**772.4**	**771.0**
EBITDA	**350.4**	**369.0**	**387.8**	**388.0**
Depreciation and amortisation	(78.4)	(84.4)	(82.4)	(109.8)
EBIT	**272.0**	**284.6**	**305.4**	**278.2**
Equity accounted share of profits of associates and joint venture entities	52.3	52.4	56.2	51.6
Operating profit before interest and tax	**324.3**	**337.0**	**361.6**	**329.8**
Statistics				
Revenue growth	*na*	*5.2%*	*6.1%*	
EBITDA growth	*na*	*5.3%*	*5.1%*	
EBIT growth	*na*	*4.6%*	*7.3%*	
EBITDA margin	*50.6%*	*50.7%*	*50.2%*	*50.3%*
EBIT margin	*39.3%*	*39.1%*	*39.5%*	*36.1%*

Source: Demerger Booklet and Grant Samuel analysis

The pro forma financial information for AGL Infrastructure has been prepared on the following basis:

- prepared under AGAAP with the 2005 result reconciled to an AIFRS position;

- prepared only to operating profit before interest and tax level as the future funding structure of AGL Infrastructure will differ to prior years;
- excludes discontinued operations, non-recurring items and significant items; and
- excludes any allowance for demerger transaction costs of approximately $77 million ($60 million after tax) which will be incurred by AGL Infrastructure (although the pro forma balance sheet set out in Section 5.3.3 of this report takes this into account).

Detailed pro forma financial information for AGL Infrastructure is set out in Section 7 of the Demerger Booklet. The pro forma financial information has been prepared by AGL and reviewed by Deloitte. Deloitte's Investigating Accountant's Report is set out as Attachment A to the Demerger Booklet.

On demerger, AGL Infrastructure will retain AGL's carried forward capital losses and $11.5 million franking credit balance. As almost all of AGL Infrastructure's taxable income will be generated in Australia, it is expected to be able to pay fully franked dividends.

The level of future dividend payments is a matter for the board of AGL Infrastructure depending on financial and other circumstances at the time. Dividends are anticipated to be paid twice yearly (March and September) with AGL Infrastructure's first dividend being for the six months ending 30 June 2006, payable in September 2006.

AGL has provided the sharemarket with earnings outlook comments for AGL in its current form for the 2006 and 2007 financial years but has not provided specific financial forecast information for AGL Infrastructure. Rather, AGL has provided details of anticipated dividend payment ranges by AGL Infrastructure for the financial years ending 2006 and 2007 as follows:

AGL Infrastructure – Dividend Outlook

	Year ending 30 June			
	2006		2007	
Payment (Month)	Dividend Per Share	*Franking*	Dividend Per Share	*Franking*
Interim (March)	-	-	na	*100%*
Final (September)	16.0–17.0¢	*100.0%*	na	*100%*
Total	**16.0–17.0¢**	***100.0%***	**35.5–36.5¢**	***100%***

Source: Demerger Booklet

It should be noted that AGL Infrastructure is required to account for the demerger as a sale of AGL Energy based on fair value. If the fair value of AGL Energy is less than carrying value at demerger date then AGL Infrastructure will be required to book a loss in the 2006 financial year. Any significant loss would compromise AGL Infrastructure's ability to make the anticipated dividend payments.

5.3.3 Financial Position

The pro forma balance sheet of AGL Infrastructure as at 30 June 2005 (under AIFRS) is summarised below:

AGL Infrastructure – Pro Forma Financial Position ($ millions)	Pro Forma as at 30 June 2005 AIFRS
Debtors (net), prepayments and other assets	97.1
Amounts owing by associates and joint ventures (net)	14.6
Unbilled revenue	6.8
Inventories (net)	4.4
Creditors and provisions	(180.9)
Unearned revenue	(1.1)
Net working capital	**(59.1)**
Property, plant and equipment (net)	3,592.0
Properties held for resale	17.7
Equity accounted investments in associates and joint venture entities	779.9
Licences	285.8
Goodwill	47.7
Deferred expenditure	16.6
Deferred tax liabilities (net)	(684.1)
Tax provision	(29.6)
Provisions	(28.2)
Other assets (net)	20.4
Total funds employed	**3,959.1**
Cash	385.3
Interest bearing liabilities	(3,329.3)
Net borrowings	**(2,944.0)**
Net assets attributable to AGL Infrastructure shareholders	**1,015.1**
Statistics	
Shares on issue (million)	*455.9*
Net assets per share	*$2.23*
NTA per share	*$1.50*
Gearing (net borrowings/shareholders' funds plus net borrowings)	*74.4%*

Source: Demerger Booklet and Grant Samuel analysis

The pro forma balance sheet of AGL Infrastructure has been prepared on the basis that the demerger and the acquisition of Southern Hydro and the 10% interest in the PNG Upstream Gas Project had occurred on 30 June 2005. Specifically, it:

- reflects the divestment of certain businesses to AGL Energy at book value;
- includes allowance for demerger transaction costs estimated to be $77 million ($60 million after tax) which will be recognised in the income statement in the 2006 financial year;
- does not reflect the effect of AASB139 (Financial Instruments);
- has been prepared on a going concern basis (although AGL Infrastructure has a deficiency of current assets to current liabilities).

A detailed pro forma balance sheet (including a description of the assumptions and adjustments made) is set out in Section 7 of the Demerger Booklet. The pro forma balance sheet has been prepared by AGL and reviewed by Deloitte. Deloitte's Investigating Accountant's Report is set out as Attachment A to the Demerger Booklet.

AGL Infrastructure is currently not rated separately from AGL and, based on the pro forma balance sheet, will have net external borrowings of approximately $2.9 billion. Standard & Poor's was engaged to undertake an indicative rating evaluation and has indicated that (based on the pro forma balance sheet) AGL Infrastructure is likely to be assigned a long

term corporate credit rating of BBB Stable and would therefore remain "investment grade" enabling it to access public debt markets.

At the present time there is no intention to refinance AGL's existing external borrowings with the exception that the bridging facility used to finance the Southern Hydro acquisition in November 2005 is expected to be syndicated prior to the effective demerger date of 31 March 2006.

5.3.4 Directors and Management

AGL Infrastructure's board will comprise executive director Greg Hayes (Managing Director and Chief Executive Officer), three current non-executive directors of AGL (Graham Reaney (Chairman), Ron Brierley and Charles Allen) and a new non-executive director (Jeremy Maycock). One or more new directors may be added to the board following implementation of the demerger.

A new senior management organisation is to be put in place to manage AGL Infrastructure. Greg Hayes (formerly AGL's chief financial officer) and Tiernan O'Rourke (formerly AGL's General Manager Finance – Corporate) will be the first chief executive officer and chief financial officer of AGL Infrastructure respectively. The existing operational management team of AGL's infrastructure and service business is to remain in place but new appointments are to be made for certain corporate positions (e.g. business development). Further details of this senior management team are set out in Section 6.3 of the Demerger Booklet.

5.3.5 Hedging Policies

AGL Infrastructure will use treasury derivatives to manage its exposure to interest rate and foreign exchange fluctuations. It will continue to operate in accordance with board approved hedging guidelines and manage these risks by the use of interest rate and exchange rate hedges. Details of the existing derivative portfolio and the approach to hedging are set out in detail in Section 7.5 of the Demerger Booklet.

It should be noted that the pro forma financial position of AGL Infrastructure presented in Section 5.2.3 of this report does not reflect the application of AASB139 (Financial Instruments). When this standard is adopted fair value movements for the treasury derivatives portfolios are expected to be accounted for through the balance sheet and not through the income statement. At 30 June 2005 the fair value of treasury derivatives was a positive $19.9 million which would have been recognised on a gross asset and liability basis with the balance (net of tax) debited to equity.

5.4 Impact on Key Investment Parameters

Both AGL Energy and AGL Infrastructure will be substantial companies in their own right. The table below sets out the financial parameters of the demerged companies compared to the pro forma financial parameters of AGL prior to the demerger:

Impact of Demerger on Pro Forma Financial Parameters (AIFRS basis) ($ millions)			
	Year end 30 June 2005		
	AGL pro forma	AGL Energy pro forma	AGL Infrastructure pro forma
Financial Performance			
Revenue	3,883.8	3,557.4	771.0
EBITDA[21]	706.0	307.5	388.0
EBIT[21]	547.9	259.2	278.2
Financial Position			
Total assets	10,085.9	4,725.5	5,360.4
Net borrowings	3,240.1	296.1	2,944.0
Net assets	4,626.4	3,611.3	1,015.1

Source: Demerger Booklet and Grant Samuel analysis

The pro forma financial performance for AGL on a standalone basis (set out above) has been prepared by Grant Samuel from information contained in the Demerger Booklet on the following basis:

- excludes discontinued operations and non-recurring items;
- excludes any allowance for the acquisition of Southern Hydro and the 10% interest in the PNG Upstream Gas Project; and
- excludes incremental costs for AGL Energy as a consequence of the demerger and any allowance for transaction costs.

AGL has previously provided the sharemarket with earnings outlook comments for AGL in its current form for the 2006 and 2007 financial years in comparison to the 2005 year. In summary, the outlook is:

- earnings per share is expected to be marginally lower in 2006 than in 2005;
- the 2005 dividend of 63 cents per share is expected to be at least maintained in 2006 and be fully franked; and
- earnings per share in 2007 is expected to be higher than in 2006.

AGL has not provided specific financial forecast information for AGL Energy and AGL Infrastructure (for reasons discussed in Section 1.3(c) of the Demerger Booklet) but has provided guidance on anticipated dividend payments for the years ending 30 June 2006 and 2007 as follows:

Dividend Outlook Following Demerger						
	Year ended 30 June 2005		Year ending 30 June 2006		Year ending 30 June 2007	
Company	Dividend per Share	*Franking*	Dividend per Share	*Franking*	Dividend per Share	*Franking*
AGL	63.0¢[22]	*95.2%*	31.0¢	*100%*	na	*na*
AGL Energy	na	*na*	17.5–19.5¢	*100%*	40.0–43.0¢	*100%*
AGL Infrastructure	na	*na*	16.0–17.0¢	*100%*	35.5–36.5¢	*100%*
Total	**63.0¢**	***95.2%***	**64.5–67.5¢**	***100%***	**75.5–79.5¢**	***100%***

Source: Demerger Booklet

This analysis indicates an uplift in dividends per share (particularly in 2007, the first full year following demerger). It should be noted that AGL has indicated that the anticipated dividend payments for AGL Energy assume a dividend payout ratio of approximately 60%.

21 Excluding share of net profits of associates and joint ventures accounted for using the equity method.

22 Excluding the 30 cents per share special dividend.

6 Evaluation of the Proposed Demerger

6.1 Rationale for Demerger and Alternatives Considered

Typically, a demerger or spin-off involves the unbundling of disparate businesses in order to remove the effect of the valuation discount that often applies to the share prices of conglomerates, to increase management focus and to achieve operational improvements. AGL's proposed demerger has a similar rationale although it involves the separation of businesses involved in different segments of the same industry (albeit with different risk/return profiles).

AGL is a substantial Australian energy company with operations spanning the energy sector from production and generation through transmission and distribution to retailing. While there are benefits from a vertically integrated business model, the reality is that benefits are limited both practically and by the need to effectively "ring fence" the intermediate stages of the value chain (transmission and distribution) as they are subject to regulation by the Australian Competition and Consumer Commission and others. There are also drawbacks to the current "integrated" model.

Strong investor demand for investments with attractive, stable cash distributions in recent years has lead to development of a substantial listed infrastructure asset class on the ASX. In addition, a number of foreign infrastructure owner/operators have been active in acquiring assets in Australia over the past decade. This has resulted in intense competition for infrastructure assets and, notwithstanding its industry expertise and scale, AGL has found itself at a competitive disadvantage in acquiring infrastructure assets (in comparison to energy assets). Two factors have contributed to this situation:

- AGL's gearing level has been constrained by the need to maintain an appropriate investment grade credit rating in order to trade with government entity counterparties in the wholesale energy market. This was only achievable if AGL's overall financial gearing was kept at modest levels which would generally be interpreted as being one or more of:
  - book gearing (defined as net borrowings divided by shareholders' funds plus net borrowings) of less than 50%;
  - leverage ratio (defined as net borrowings divided by EBITDA) of less than four times; and
  - interest cover (EBITDA divided by net interest) of more than four to five times.

  In comparison, many of AGL's competitors in the infrastructure sector are geared in the range of 60-80% with leverage ratios of in excess of five times and interest cover as low as two times. This constraint has hampered AGL's ability to compete on price for infrastructure assets and to convert growth opportunities (because of its higher cost of capital). This issue is also likely to affect AGL's ability to participate in any further industry consolidation; and

- the current sharemarket focus on infrastructure assets has also highlighted the different risk/return profiles of AGL's main businesses. These different risk/return profiles attract different types of investors – investors in infrastructure assets typically seek stable cash yields while investors in the retail and merchant energy assets typically seek both earnings and capital growth. As an integrated business, AGL has found it difficult to balance the requirements of the different subsets of investors and, as a consequence, the sharemarket appears to have rated AGL poorly relative to its sharemarket peers.

  The major perceived difficulty is that infrastructure assets typically have a high depreciation load in their early years which depresses accounting earnings relative to after tax cash flow (i.e. the impact of accounting depreciation and tax expense is greater than the impact on cash flow of tax payments and maintenance capital expenditure both of which are relatively low in the early years of a project). To the extent that sharemarket participants use financial parameters other than earnings per share (e.g. cash flow and EBITDA) to value energy and infrastructure businesses this difference should not be important in determining value for AGL. It is an accounting issue which the market should be able to see through, particularly given AGL's level of disclosure and transparency. However, notwithstanding the valuation approaches adopted by sharemarket analysts (including separate valuation of business units), AGL believes that considerable emphasis is placed on the delivery of consistent growth in

reported earnings per share. At the very least, it is likely that any decline in reported earnings per share (even if "explicable") would have a negative impact on AGL's sharemarket rating. Consequently, by acquiring or developing infrastructure assets on balance sheet, AGL compromises its ability to deliver consistent growth in earnings per share. This does not concern "pure play" infrastructure entities where distributions tend to be a primary valuation criterion. With a payout ratio of less than 100% (around 75% in recent years and less than fully franked) AGL has been at an apparent disadvantage relative to its "pure play" infrastructure peers on the basis of headline cash distribution yields.

This situation will be accentuated as the PNG Australian Gas Pipeline is developed. This project is a substantial investment from which AGL expects to capture significant value over the longer term. However, the gearing constraints mean substantial equity may need to be raised if AGL wishes to retain its percentage interest and, as with most infrastructure development projects, it is expected that the project would depress AGL's earnings per share in its early years. This profile would almost inevitably have adverse consequences for AGL's sharemarket performance over the short to medium term.

The board and management of AGL have considered a number of alternative strategies to deal with these issues and to deliver long term shareholder value, including:

- increasing gearing within the current AGL structure;
- increasing the level of dividends paid by AGL to address the expectations of the sharemarket for increased yield;
- asset acquisitions and divestments to reshape AGL's business mix;
- creating a stapled security structure for AGL similar to that of AGL's listed infrastructure peers; and
- alternative demerger structures (e.g. demerging the infrastructure business).

Each of these alternative strategies (and combinations thereof) were closely considered. Each has attractions and drawbacks (such as regulatory issues, lack of business rationale, substantial transaction costs or adverse tax consequences for AGL or AGL shareholders). On balance, the AGL board considers that the proposed demerger of the retail and merchant energy business achieves the best outcome for shareholders in the present climate.

6.2 Basis of Demerger

The proposed demerger is essentially neutral to AGL shareholders. In essence, AGL shareholders are simply splitting their current investment into two parts, AGL Infrastructure (formerly AGL) and a separate investment in AGL Energy. The effective economic interest of AGL shareholders in the underlying businesses is unchanged. The transaction is a "clean" split in so far as there is:

- no purchase or sale of equity in either AGL Energy or AGL Infrastructure to third parties;
- no value transfers between the demerged companies as:
  - ongoing arrangements between the companies are on arm's length commercial terms;
  - AGL Infrastructure will not retain a shareholding in AGL Energy; and
  - AGL Infrastructure will be managed internally and its infrastructure assets will predominantly be operated and serviced by Agility. There are no ongoing management relationships between the companies;
- no value leakages to third parties from either demerged company (e.g. in the form of management fees); and
- no adverse tax consequences for the demerged companies or the vast majority of shareholders.

The demerged companies will be independent and focused on different segments of the energy sector. AGL Energy will be focussed on energy generation, wholesaling and retailing primarily in the eastern Australian market. None of its businesses will be regulated and the focus will be on the delivery of earnings growth. AGL Infrastructure will be focussed on energy transmission and distribution infrastructure. This business will be primarily engaged in regulated activities although it will also own Agility, an infrastructure management and servicing business. It will focus on the delivery of attractive cash distributions.

As AGL's major businesses are already required to deal on arm's length terms, the impact of the proposed demerger on business operations is minimal. There will be a period of time following the demerger when transitional arrangements (primarily in relation to administrative and corporate services) will exist. However, direct operational links between the business are limited (primarily relating to gas and electricity transportation arrangements in Victoria, New South Wales and the Australian Capital Territory) and undertaken on commercial terms. These arrangements will continue under the existing terms and conditions and will be subject to normal arm's length contractual negotiations in the future.

The process of dividing up the businesses was essentially straightforward given the clear differences in risk/return profiles between AGL's main activities. There was some debate as to the "natural" location of Agility and certain other assets had various constraints. As the overriding objective was to ensure a clean split and to minimise linkages between the demerged companies (which could represent ongoing value transfers), decisions have been made pragmatically:

- Agility is a complementary business for AGL Infrastructure as it provides infrastructure management and services to AGL's infrastructure assets and third parties (including APT). Ownership of Agility by AGL Infrastructure ensures that the company will be able to internally manage its own assets and that there are no value transfers between the demerged companies. Moreover, ownership of Agility represents a significant differentiator for AGL Infrastructure to its infrastructure peer group in that it will be an asset owner as well as a service provider with some growth prospects; and
- contracted generation (at demerger comprising Wattle Point Wind Farm and Cawse Point Power Station) will be owned by AGL Infrastructure. As the output of these generation assets is predominantly contracted to third parties, it is not available for trading in the electricity market at the discretion of AGL Energy. Consequently, from an owner's perspective, contracted generation assets are more like a passive infrastructure investment and are therefore appropriate assets to be owned by AGL Infrastructure. The demerged companies will enter into an agreement that provides AGL Infrastructure with a right of first refusal in relation to some future wind farm developments that may be undertaken by AGL Energy.

AGL Infrastructure will also retain GasValpo and AGL's interests in certain property assets and telecommunications. These activities are either relatively minor, residual in nature (likely to be fully realised in the short to medium term) or have no direct relationship with the AGL Energy business. Ownership by AGL Infrastructure is not controversial.

6.3 Benefits

6.3.1 Financial Flexibility and Efficiency

Following the demerger, the existing operations and growth opportunities of AGL Energy and AGL Infrastructure will be funded independently and in a manner that best suits the operational and financial characteristics of each company.

The appropriate gearing and financial structure for AGL Energy is quite different from that appropriate for AGL Infrastructure.

AGL Energy operates in the relatively volatile merchant and retail segments of the energy sector and, by necessity (in order to trade with government owned counterparties), must retain an appropriate investment grade credit rating (generally regarded as BBB+). As a

standalone company, AGL Energy will not have the benefit of the strong and stable cash flows from AGL Infrastructure although it will continue to implement its existing risk management processes. These circumstances will place some constraints on AGL Energy's ability to use high levels of debt in its capital structure. However, immediately following implementation of the demerger it will have external debt of approximately $316.0 million and cash of approximately $19.9 million (i.e. net borrowings of $296.1 million) compared to shareholders funds of approximately $3.6 billion. Accordingly, it will have substantial capacity to make investments or acquisitions by using debt without needing to issue additional equity capital.

In comparison, AGL Infrastructure predominantly operates in regulated activities with stable long term cash flows underpinned by long term customer contracts and natural geographic monopolies. AGL Infrastructure can be expected to produce relatively steady cash flow growth. Consequently, AGL Infrastructure can sustain a higher level of gearing than AGL in its current form. The pro forma gearing of AGL Infrastructure is:

AGL Infrastructure – Pro Forma Gearing Analysis[23]

Metric	Pro Forma as at 30 June 2005 Including equity accounted associates and joint venture entities	Pro Forma as at 30 June 2005 Excluding equity accounted associates and joint venture entities
Book gearing[24]	74.4%	74.4%
Leverage ratio[25]	6.7x	7.6x
Interest cover[26]	2.3x	2.0x
Capital service ratio[27]	1.2x	1.1x

Source: Grant Samuel analysis

This level of gearing is relatively high but is broadly consistent with that of other "pure play" infrastructure entities.

Standard & Poor's has assigned an indicative credit rating for AGL Infrastructure of BBB Stable, investment grade status (basically in line with AGL's current rating).

Both companies (but particularly AGL Infrastructure) will therefore have greater financial flexibility to exploit growth opportunities. Moreover, it should mean that there is greater capital efficiency in so far as the two companies between them should be able to utilise higher aggregate levels of debt than the current AGL. Other things being equal (and assuming tax expense is a corporate cost even in a dividend imputation environment), this should lower the cost of capital across the two demerged companies in aggregate (although both will not necessarily decrease).

23 The AGL Infrastructure gearing analysis has been calculated by reference to the pro forma financial performance for the year ended 30 June 2005, the pro forma financial position at 30 June 2005 and assumes pro forma net interest based on 6.5% of pro forma net borrowings at 30 June 2005 of $2,944.0 billion and cash distributions of 35.5-36.5 cents per share (anticipated 2007 dividend payments).

24 Book gearing is net borrowings divided by shareholders' funds plus net borrowings. This measure is dependent on balance sheet asset valuations for each entity (e.g. whether carried at historical cost or recent valuation) and should be treated with caution.

25 Leverage ratio is net borrowings divided by EBITDA and provides a measure of the level of debt supported by earnings.

26 Interest cover is EBITDA divided by net interest.

27 Capital service ratio is EBITDA divided by net interest plus cash distributions and provides a measure of how many times EBITDA covers payments to capital providers (debt and equity). While it is used by analysts its application in this case is problematic as a result of the absence of full forecasts for 2006 or 2007. The pro forma capital service ratio for AGL Infrastructure is lower than would be expected as it is calculated by reference to unaligned financial data (i.e. pro forma 2005 EBITDA and anticipated 2007 dividend payments).

6.3.2 Investment and Acquisition Capability

Both businesses will have an enhanced ability to pursue growth opportunities, whether through investment in brownfields or greenfields projects or acquisition.

In particular, AGL Infrastructure will be:

- more competitive in terms of the price it can offer for infrastructure assets because of its lower cost of capital and greater ability to take on debt (although it should be recognised that it will be relatively highly geared immediately after the demerger and this may limit its flexibility to take on more debt); and
- better able to take on greenfields or brownfields expansion projects such as the PNG Australian Gas Pipeline. As a "pure play" infrastructure owner/operator, AGL Infrastructure is likely to be valued and analysed with an emphasis on cash flow based metrics such as distributions, distribution yield and EBITDA multiples. To this extent, it is likely to be largely unaffected by a high depreciation load in early years. In addition, it should be able to capture the benefit of the typically low capital expenditure requirements for such projects in that period through a high payout ratio.

AGL Energy's low initial debt levels will also give it substantial funding capacity for growth opportunities.

In this context, there has been considerable consolidation activity in the energy sector in recent years and given the "patchwork" nature of the Australian sector, the movement to greater vertical integration within segments of the sector and the maturing national energy market (with the decrease in state based regulation), there is an expectation of industry consolidation in future years. The proposed demerger better enables the demerged companies to participate in this consolidation as acquirers as a result of the factors outlined above. In addition, scrip consideration can be attractive to vendors enabling them to share in the upside generated from operational synergies and benefits of scale following the transaction as well as potentially defer tax liabilities (in some cases). AGL has been unable to offer pure "energy" or "infrastructure" scrip to potential vendors. Shares in AGL in its current form provide exposure to both businesses but may not be attractive to certain parties. In contrast, the scrip of the demerged more focussed companies is likely to be a more attractive form of acquisition currency which should significantly enhance funding flexibility when pursuing acquisitions.

6.3.3 Market Value

Prior to the announcement of the proposed demerger, AGL was capitalised at approximately $6.6 billion and ranked amongst the top 50 companies listed on the ASX. It receives close scrutiny from investment analysts and fund managers. AGL also discloses summarised financial information (revenue, EBITDA, EBIT) on divisional performance.

In theory, given AGL's level of disclosure and transparency, the market should be able to place fair values on both the energy business and the infrastructure businesses as part of attributing a value to the entire AGL group. Even if there was an excessive level of depreciation (relative to cash flows), there is a large body of evidence that suggests that the sharemarket is able to see through accounting numbers and make its assessments based on underlying economic drivers such as cash flows. A review of broker reports suggests that discounted cash flow analysis is used extensively in assessing AGL. However, as a practical matter, the market does from time to time misapply methodologies, make misjudgements or there may be a structural impediment to the market's understanding. It is conceivable that this is the case with AGL.

Although significant financial and other information is available, a complete and transparent data set for each AGL business is not easily obtained. It is also arguable that, historically, some investors and analysts may not have fully understood the operating strategy of each of the businesses (particularly as AGL's investment proposition has been

evolving over the last decade). The proposed demerger will result in increased transparency for each of AGL Energy and AGL Infrastructure. Investors will be forced to look at the attributes and underlying financial performance of each company separately and in the context of their respective peer groups. This may well result in "better" valuations for the respective businesses.

Another strand to this argument is that the two main businesses of the current AGL structure tend to be valued by the market by reference to different valuation parameters:

- infrastructure owner/operators tend to have greater emphasis placed on distribution yield and EBITDA multiples; and
- price earnings, EBITDA and EBIT multiples appear to have a greater role in energy companies.

Of itself, this should not cause a misvaluation where a "sum of the parts" or discounted cash flow approach is utilised but there is some evidence that currently AGL is often valued on an overall basis which blurs this distinction and that, notwithstanding the prevalence of discounted cash flow analysis, accounting based parameters (such as earnings per share) play an important role.

Accordingly, there is some potential for the demerged companies to be rated more highly by the market following the proposed demerger (i.e. the aggregate market capitalisations of the demerged companies may exceed the pre-announcement market capitalisation of AGL):

- higher levels of disclosure increase investors' confidence in their ability to judge and value companies;
- as separately listed companies, the demerged companies will have a higher level of visibility to the investment community;
- more focussed research coverage will improve the understanding of the investment community;
- the marginal (i.e. price setting) investors in both companies should be those investors that value the respective businesses most highly;
- as smaller, more focussed companies the demerged companies are likely to appeal to a wider range of potential acquirers; and
- both companies are likely to be rated against their direct peer groups, AGL Energy against other utility operators (such as Origin Energy and Alinta) and AGL Infrastructure against "pure" infrastructure entities. In particular, AGL Infrastructure has the potential to be well regarded by the sharemarket relative to its peers in that:
  - it is a self contained operating business rather than a managed fund;
  - there will be no value leakage to third parties;
  - it will own a growing infrastructure service business, Agility; and
  - it has growth options through the PNG Australian Gas Pipeline.

  On the other hand, its tax structure may be less appealing to those investors attracted to stapled entities offering tax deferred income.

There are only two companies listed on the ASX and one listed on the New Zealand Stock Exchange ("NZX") that are comparable to AGL Energy in that they are predominantly involved in energy generation, wholesaling and retailing rather than ownership of energy infrastructure. The following table sets out the implied earnings multiples for these companies:

Share Market Ratings of Selected Listed Energy Companies[28]										
Company	Market Capital-isation (millions)	EBITDA Multiple[29] (times)			EBIT Multiple[30] (times)			Price Earnings Multiple[31] (times)		
		Historical	Forecast Year 1	Forecast Year 2	Historical	Forecast Year 1	Forecast Year 2	Historical	Forecast Year 1	Forecast Year 2
Australia										
Origin Energy Limited	$5,812.7	11.0	9.1	8.6	16.1	12.8	11.7	20.0	16.7	14.3
Alinta Limited	$2,870.4	8.6	8.6	11.9	11.5	10.9	14.3	31.6	29.1	21.8
New Zealand										
Contact Energy Limited	NZ$3,759.7	nmf[32]	9.0	8.9	nmf	11.8	11.9	nmf	17.0	16.6

Source: Grant Samuel analysis[33]

These multiples are based on share prices as at 31 January 2006 and therefore do not reflect a premium for control.

None of these companies is directly comparable to AGL Energy:

- Origin Energy Limited ("Origin Energy") is an integrated producer and retailer of energy. It operates primarily in the contestable segments of the energy industry in Australia and New Zealand. It:
  - has substantial oil and gas exploration and production activities in Australia and New Zealand;
  - is the second largest retailer of natural gas, electricity and LPG in Australia with more than 2 million customers;
  - has interests in 833MW of electricity generation capacity including gas-fired power stations and investments in solar cell technology and hot rock geothermal resources;
  - owns 51.4% of NZX listed company Contact Energy Limited;
  - owns 17.5% of Envestra Limited, Australia's largest distributor of natural gas and a 33% interest in the SEA Gas Pipeline; and
  - manages more than 20,000 km of regulated networks on Envestra's behalf. It has also extended its services to water network management for third parties in mid 2003.

  Origin Energy's overall EBITDA margin in 2005 was approximately 19% with exploration and production contributing 7% of revenue and 26% of EBITDA and energy retailing contributing 63% of revenue but only 27% of EBITDA. The historical multiples for Origin Energy reflect only nine months contribution from Contact Energy and therefore are not useful for comparison purposes;

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28 Origin Energy and Contact Energy have 30 June year ends while Alinta has a 31 December year end. The data presented for each company is the most recent annual historical result plus two subsequent forecast years. ASX listed company Energy Developments Limited and NZX listed company TrustPower Limited have been excluded from this analysis on the basis that they are not sufficiently comparable to AGL Energy.

29 Represents gross capitalisation (that is, the sum of the market capitalisation adjusted for minorities, plus borrowings less cash as at the latest balance date) divided by EBITDA. EBITDA is earnings before net interest, tax, depreciation, amortisation, investment income, and significant items.

30 Represents gross capitalisation divided by EBITA. EBITA is earnings before net interest, tax, amortisation of intangibles, investment income and significant items.

31 Represents market capitalisation divided by net profit after tax (before amortisation of intangibles and significant items).

32 nmf = not meaningful.

33 Grant Samuel analysis based on data obtained from IRESS, company announcements and, in the absence of company published financial forecasts, brokers' reports. Where company financial forecasts are not available, the median of the financial forecasts prepared by a range of brokers has generally been used to derive relevant forecast value parameters. The source, date and number of broker reports utilised for each company depends on analyst coverage, availability and recent corporate activity. It should be noted that the companies analysed may be at different stages of the adoption of AIFRS and this may impact the comparative analysis between companies and across periods.

- Alinta Limited ("Alinta") is an integrated energy company operating in Australia (with its retail function primarily in Western Australia). Its business has changed significantly in recent years as a result of a number of substantial acquisitions. Its main areas of operation are:
  - energy sales including gas and electricity to retail customers in Western Australia, wholesale energy to markets in Western Australia, New South Wales, Victoria and Tasmania and a LPG contract with Wesfarmers Limited;
  - ownership (either partly or fully) of energy infrastructure assets including energy distribution, gas transmission and power generation assets (including the energy infrastructure assets acquired from Duke Energy in March 2004); and
  - management of energy distribution, gas transmission and power generation assets.

  On 3 October 2005, Alinta spun-off the infrastructure assets acquired from Duke Energy through the listing of Alinta Infrastructure Holdings, retaining a 20% interest and external management rights. Consequently, Alinta's historical and forecast year one multiples are distorted by the acquisition and divestment of these assets as well as other corporate activity. The year two forecast multiples are high and may reflect the market's expectation of Alinta's growth. Analysts are forecasting Alinta to derive overall 2007 EBITDA margins in the range 20-25% with distribution contributing approximately 40% of EBITDA, asset management contributing approximately 30% of EBITDA and retail contributing approximately 25% of EBITDA; and

- Contact Energy Limited ("Contact Energy") is an integrated energy business operating in New Zealand. Its activities include gas exploration, power generation (it owns approximately 27% of New Zealand's electricity generation capacity) and gas and electricity retailing to over 500,000 customers. It is 51.4% owned by Origin Energy. Contact Energy earned an overall EBITDA margin of approximately 37% in 2005. Its year end changed from 30 September to 30 June during 2005 and the financial results for 2005 are only for the nine months ended 30 June 2005 and are therefore not meaningful.

Each of these companies is primarily involved in the contestable segments of the energy sector but, as a consequence of their business mix (including asset management, oil and gas exploration and production and retailing), they earn higher EBITDA margins than AGL Energy (historically 8-9%). Therefore, particularly as AGL Energy is only just moving into upstream gas investments and Agility is to be owned by AGL Infrastructure, none of these companies are directly comparable to AGL Energy. The evidence does not provide a clear set of parameters for a trading price but Origin Energy and Contact Energy would suggest that around 9 times forecast EBITDA and price earnings multiples of around 16 times are sustainable. A rating as high as Alinta is probably unlikely.

In comparison, in recent years strong investor demand for investments with attractive, stable cash distributions has led to the development of a substantial listed infrastructure asset class on the ASX. The implied valuation parameters for those infrastructure entities with activities predominantly involved in the Australian energy sector are summarised below:

Share Market Ratings of Selected Listed Energy Infrastructure Entities[34]

Entity	Market Capital-isation (millions)	EBITDA Multiple (times)			Distribution Yield[35] (%)		
		Historical	Forecast Year 1	Forecast Year 2	Historical	Forecast Year 1	Forecast Year 2
SP AusNet	$2,720.5	9.7	9.6	9.5	na	8.5	8.7
Babcock & Brown Infrastructure Group	$1,657.0	20.1	12.3	11.8	6.5	7.5	7.7
Spark Infrastructure Trust[36]	$1,724.9	na	8.1	9.1	na	na[37]	12.0[38]
APT[39]	$1,168.6	12.2	11.6	11.8	5.4	5.5	5.6
Diversified Utility & Energy Trusts	$1,060.0	10.2	9.1	9.0	8.8	9.4	9.6
Envestra Limited	$877.9	14.5	13.8	13.6	8.5	8.5	8.5
Alinta Infrastructure Holdings[36]	$911.4	19.5	15.6	16.4[40]	na	7.3	8.1
Hastings Diversified Utilities Fund	$362.3	16.0	9.5	12.8[41]	na	10.0	10.0
GasNet Australia Group	$369.3	13.2	12.4	11.6	7.9	7.9	7.9
Minimum	*$362.3*	*9.7*	*8.1*	*9.0*	*5.4*	*5.5*	*5.6*
Maximum	*$2,720.5*	*20.1*	*15.6*	*16.4*	*8.8*	*10.0*	*12.0*
Median	*$1,060.0*	*13.8*	*1163*	*11.8*	*7.9*	*8.5*	*8.5*

Source: Grant Samuel analysis[42]

This analysis is based on share prices as at 31 January 2006 and therefore does not reflect a premium for control.

When considering the data presented above the following should be noted:

- energy infrastructure is a relatively new listed asset class in Australia with the first listing (Envestra) in 1997 and a number of entities having been spun-off from listed energy utilities (e.g. Envestra, APT and Alinta Infrastructure Holdings). Five of the nine entities presented have listed in the last 18 months and three of those entities (i.e. Alinta Infrastructure Holdings, Spark Infrastructure Trust and SP AusNet) have listed in the last three months of 2005. As a consequence, certain historical information (primarily distributions) is not available for these entities and sharemarket trading for the most recently listed entities may not yet have stabilised;
- most of the infrastructure entities (except GasNet Australia Group) are passive in nature with external parties (often related) providing infrastructure operation and management services to the entity. A number of the entities are also administratively managed by external parties. As a consequence, substantial fees flow from these

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34 All entities have a 30 June year end except for GasNet Australia Group, Hastings Diversified Utilities Fund, Alinta Infrastructure Holdings and Spark Infrastructure Trust which have a 31 December year end and SP AusNet which has a 31 March year end. The data presented for each entity is the most recent annual historical result plus the subsequent two forecast years.

35 Represents cash distribution per share (i.e. ignoring any tax benefits derived by investors) divided by the share price.

36 Alinta Infrastructure Holdings and Spark Infrastructure Trust were recently listed on a two instalment basis. The second instalment for each entity is due in over 12 months time. The market capitalisation of each has been adjusted for the second instalment.

37 Full year distribution for the current financial year for Spark Infrastructure Trust was not disclosed in the prospectus.

38 The distribution yield forecast in the prospectus was 10.05% based on a first instalment price of $1.40 and assuming no performance fees were payable. However, the actual instalment paid was $1.26 and the share price at 31 January 2006 was $1.17 resulting in the forecast distribution yield being high.

39 APT's distribution yield is comparatively low probably reflecting its lower payout ratio and partial franking.

40 The increase in the EBITDA multiple for Alinta Infrastructure Holdings in forecast year two reflects the short term contract benefits achieved in the prior year.

41 The increase in the EBITDA multiple for Hastings Diversified Utilities Fund in forecast year two reflects a forecast decline in earnings due to competition.

42 Grant Samuel analysis based on data obtained from IRESS, company announcements and, in the absence of company published financial forecasts, brokers' reports. Where company financial forecasts are not available, the median of the financial forecasts prepared by a range of brokers has generally been used to derive relevant forecast value parameters. The source, date and number of broker reports utilised for each company depends on analyst coverage, availability and recent corporate activity. It should be noted that the entities analysed may be at different stages of the adoption of AIFRS and this may impact the comparative analysis between entities and across periods.

entities (e.g. asset management fees, transaction fees, fund management fees) and there is an associated potential for conflicts of interest;

- a significant proportion of the revenue of each of these entities is sourced from regulated assets (although the proportion of regulated revenue does vary);
- all entities (except APT) are stapled entities involving a combination of one or more trust units, company shares and loan notes stapled to trade as a single security. APT is a listed unit trust although it has elected to be taxed as a corporate and therefore pays franked distributions. The structures of all of these entities are financially engineered to increase the tax efficiency of distributions for investors. In some instances, distributions comprise capital as well as income returns and most structures are able to provide distributions upon which tax is deferred or franking credits are attached (or a combination thereof);
- the majority of the entities have at least one founding or cornerstone securityholder with a substantial interest (e.g. AGL and Petronas hold 30% and 10.9% respectively of APT, Origin Energy and Cheung Kong Infrastructure hold 17.5% each of Envestra and Singapore Power holds 51% of SP AusNet Group); and
- a number of the entities predominantly hold minority interests in underlying assets (e.g. Spark Infrastructure only holds 49% interests in infrastructure assets).

In comparison, AGL Infrastructure will be an internally managed listed company with no cornerstone shareholder. It will actively manage its assets and its major infrastructure assets will be majority owned. In addition, AGL Infrastructure will manage and service infrastructure assets for third parties through the Agility business. It is expected to pay franked dividends. Therefore, there is no entity directly comparable to AGL Infrastructure listed on the ASX.

Notwithstanding these differences AGL Infrastructure will inevitably be judged relative to this peer group. The data presented indicates that listed energy infrastructure entities broadly trade at cash distribution yields of around 8.0-9.5% (with a median of approximately 8.4%). However, it should be noted that:

- some of the entities pay franked dividends and accordingly their gross yield is higher than their cash yield. Primarily this affects APT whose gross yield adjusted for franking would be in the order of 6.4%. There may also be some very minor affect on Diversified Utility & Energy Trusts and SP AusNet;
- in a number of cases the distributions currently have substantial tax deferred components which make them more valuable than equivalent grossed up dividends (100% currently in the case of Babcock & Brown Infrastructure Group and Alinta Infrastructure Holdings). However, it is not possible to determine a precise value for these benefits as it depends on individual taxpayer's positions, the time horizon for the tax deferral and other factors; and
- yields for Spark Infrastructure and Alinta Infrastructure Holdings are affected by the partly paid nature of the securities.

Accordingly, caution must be exercised in comparing distribution yields on either a net or gross basis.

Forecast (Year 2) EBITDA multiples range from 9.0 times to as much as 16.4 times. The width of this range makes it difficult to draw any reliable conclusions as to appropriate multiples. In addition, it is difficult to determine fully comparable EBITDA multiples because of the extent of minority interest investments held by theses entities. In the case of Spark Infrastructure the prospectus provided sufficient detail to determine effective underlying EBITDA multiples, however, this exercise is not possible for Diversified Utility & Energy Trusts. This may impact the reliability of any comparison.

In any event, the actual trading price of AGL Energy and AGL Infrastructure shares is uncertain and will depend on a range of factors at the time of listing including:

- equity market conditions;
- economic conditions;
- interest rates;
- factors specific to each company including:
  - operating performance;
  - the ability to successfully achieve expansion;
  - market perceptions about earnings prospects;
  - the effectiveness in communicating the company and its prospects to analysts, institutional investors and other market participants; and
- differentiating factors between the companies and their peers.

Nevertheless, based on the available information, Grant Samuel believes it is not unreasonable to expect that the shares of AGL Infrastructure and AGL Energy would trade at a higher aggregate value than AGL shares did prior to the announcement of the proposed demerger.

In the month prior to announcement, AGL shares traded at a volume weighted average price of $14.57 and closed at $14.50 the day prior to announcement. For the purposes of the analysis, Grant Samuel has notionally allocated the pre-announcement price of $14.50 as follows:

Pre-Announcement Price Allocation (Notional) ($)

	Case A	Case B
AGL Infrastructure	5.00	4.00
AGL Energy	9.50	10.50
Total	14.50	14.50

These allocations are subjective but are considered reasonable for the purposes of the analysis. Based on these allocations the implied trading multiples are as follows:

AGL Energy and AGL Infrastructure – Implied Trading Multiples

	Parameter	Case A	Case B
AGL Energy			
2007 price earnings multiple[43]	66.7-71.7 cents per share	13.3-14.3x	14.7-15.8x
2007 dividend yield	40.0-43.0 cents per share	4.2-4.5%	3.8-4.1%
AGL Infrastructure			
2007 dividend yield	35.5-36.5 cents per share	7.1-7.3%	8.9-9.1%
2007 gross dividend yield[44]	50.7-52.1 cents per share	10.1-10.4%	12.7-13.0%
2005 EBITDA multiple	$388.0 million	13.4x	12.3x
2005 EBITDA (including equity accounted associates and joint venture entities) multiple	$439.6 million	11.9x	10.8x

While the analysis is necessarily limited in scope, these implied ratings would suggest that

[43] Calculated assuming anticipated 2007 dividends and a 60% payout ratio.

[44] Allows for 100% dividend franking.

in both cases there is clear potential for one or other or both of the companies to be rated more highly as their parameters are below those of their peer groups. Accordingly, it is reasonable to expect that the combined price of the two companies will exceed the pre-announcement price of $14.50.

In this regard, the AGL share price has increased materially following the announcement of the proposed demerger on 31 October 2005:

AGL vs S&P/ASX 200 Industrial Index vs S&P/ASX 200 Utilities Index (28 October 2005 - 31 January 2006)


130
125
120
115
110
105
100
28-Oct-05
11-Nov-05
25-Nov-05
09-Dec-05
23-Dec-05
06-Jan-06
20-Jan-06
AGL
S&P/ASX 200 Industrial
S&P/ASX 200 Utilities

Source: IRESS

AGL's market capitalisation has increased by approximately $1.6 billion despite some initial market concern over the price paid for Southern Hydro and the lack of announcement of senior management for the demerged companies. The volume weighted average price of AGL from 31 October 2005 to 31 January 2006 of $16.25 represents a 12.1% premium to the closing share price on 28 October 2005 (the date before the announcement of the proposed demerger). The closing price on 31 January 2006 was $18.00, a premium of 24.1%.

It is not possible to isolate the different factors that may have contributed to this rise such as:

- benefits of the Southern Hydro acquisition;
- long term benefits of the demerger such as capital efficiency, enhanced acquisition capacity and management focus;
- realignment of values and correction of previous mispricing; and
- speculation concerning potential corporate activity.

Nevertheless, the post announcement price increase can be argued to be some evidence of the potential for higher overall valuations.

However, as with most demergers, there is the risk of a period of relative share price weakness in the short term until the share registers for each demerged company reach some degree of equilibrium and because the incremental costs of the demerger will be incurred immediately while many of the benefits will take some time to translate into improved earnings and cash flow. This is exacerbated in the case of AGL as a result of the limited forecast financial information disclosed in the Demerger Booklet. In particular, the non-inclusion of:

- pro forma 2005 financial performance for AGL Energy incorporating the impact of Southern Hydro and the 10% interest in the PNG Upstream Gas Project; and

- forecast financial information for 2006 and 2007 for the demerged companies (other than anticipated dividend payments),

limits the ability of the sharemarket to undertake detailed financial analysis. As a result, any benefit from re-rating may not be fully reflected in the share price until information on these financial parameters is available to the market (i.e. financial results are released in due course).

6.3.4 Takeover Potential

Takeovers are an important mechanism though which shareholders are able to maximise the value of their interests as bidders will typically pay a price that includes a premium for control. Impediments to takeover are generally negative for shareholders.

The proposed demerger involves no change in control as the same shareholders will own the demerged companies in the same proportions (at least initially). However, it should increase the prospect of shareholders receiving a takeover offer and maximise the price of each demerged company in the event of a takeover or other change of control transaction:

- immediately prior to the proposed demerger announcement, AGL was capitalised at approximately $6.6 billion. The size of the company may have been something of a barrier to bidders, albeit not an insurmountable one. Following the demerger, AGL Energy and AGL Infrastructure will individually have lower market capitalisations. As such, they will be more easily digested by a wider range of potential acquirers; and
- AGL's mix of businesses may not have appealed to a single bidder adding complexity to any potential transaction (whether by involving more than one bidder or the need to contemplate dealing with the "unwanted" business). AGL Energy and AGL Infrastructure (as smaller, more focussed companies) are likely to appeal to a wider set of potential acquirers many of whom are focussed on infrastructure and energy businesses.

6.3.5 Management and Board Focus

The demerger will result in the creation of two companies with separate boards and senior management teams focussed on their respective businesses. The board and management of each company will be able to focus on their respective strategic objectives, make decisions appropriate to each business' risk/return profile and address specific competitive issues in a timely manner.

The proposed demerger may also result in the imposition of increased financial and operational disciplines on the management of AGL Energy and AGL Infrastructure. Splitting AGL into two companies will make it easier for analysts and investors to benchmark operating performance against comparable companies. The enhanced transparency and scrutiny should increase the incentives for the boards and management of the demerged companies to improve performance. Without the strong and relatively stable cash flows of AGL Infrastructure, AGL Energy will be forced to fund future growth from its own resources, providing additional discipline on capital and operating expenditure.

The demerger also provides an opportunity for internal cultural change for both demerged companies. The structural realignment should facilitate organisation changes which enhance operations and earnings. The proposed demerger will make it easier to more closely link the remuneration of management to the performance of businesses over which management has direct control. Historically, AGL management remuneration has been linked, at least in part, to the overall economic performance of AGL, which has been impacted by the performance of both businesses. Accordingly, managers of individual businesses, at least to some extent, have had their remuneration affected by business performance beyond their control. The proposed demerger will allow each of AGL Energy and AGL Infrastructure to link management remuneration to its own share price

performance, creating a more direct relationship between management performance and remuneration, and more closely aligning the interests of shareholders and management.

Theoretically, all of this focus should be able to be achieved within the current structure and there is no tangible impediment to doing so. Nevertheless, human nature suggests that there is potential for improvement. While the evidence is inherently anecdotal, Grant Samuel considers that previous demerger transactions indicate these types of benefits derived from improved board and management focus can be real.

6.3.6 Shareholder Flexibility

Immediately following the proposed demerger, AGL shareholders will retain their existing economic exposure to all of AGL's assets by holding both AGL Energy and AGL Infrastructure shares. Initially at least, shareholders' interests will simply be split into two. The proposed demerger will provide shareholders with flexibility in managing their investment exposure. At present, AGL shareholders must choose to either have an exposure to both the infrastructure and retail and merchant energy businesses (in proportions determined by AGL) or no exposure at all. After the demerger is implemented shareholders will be free to choose their own proportionate investments.

The risk/return profile of the energy business of AGL Energy is quite different to the risk/return profile of the business of AGL Infrastructure. AGL Energy will focus on energy generation, wholesaling and retailing. None of its businesses will be regulated but, as Australia's largest energy retailer, it will be vulnerable to substantial business risks outside the direct control of management (although capable of being managed). AGL Energy operates in a highly competitive energy market with a need to tightly control costs to grow profitability. In comparison, AGL Infrastructure's business is low risk. With a focus on ownership of energy transmission and distribution infrastructure, the business is underpinned by a significant degree of long term contracts and regulated pricing together with customary and natural geographic monopolies that allow for a stable and highly predictable cash income stream.

Given the differences in their investment characteristics, it is likely that AGL Energy and AGL Infrastructure will appeal to different sets of investors. Following the demerger, shareholders will have the choice of investing in a higher risk energy business and a lower risk infrastructure business in whatever proportions they wish rather than having that choice imposed on them by AGL. Shareholders will be able to shift their relative exposures to the strong cash flow, low risk infrastructure businesses or the higher risk profile of AGL Energy, as they see fit. This should be attractive to investors who wish to invest in specific sectors of the energy industry, and may attract investors who would not choose to invest in AGL in its current form.

However, the split into two businesses will not suit all shareholders. Some may have a view that the "integrated" model provides benefits and makes AGL a more attractive investment opportunity through its larger scale, its balance of regulated and unregulated activities, its mix of low risk businesses and some growth options.

6.4 Costs, Disadvantages and Risks

6.4.1 Loss of Synergies

The proposed demerger will result in the loss of any synergies that may have been derived from being part of the larger AGL group. However, due to the need to "ring fence" the infrastructure business from the retail and merchant energy business for regulatory purposes, AGL has advised that there are no significant operational benefits in owning both businesses. The limited benefits that do arise are the scale benefits in dealing with third parties from being part of the larger AGL group. These benefits will be lost as a result of the proposed demerger.

6.4.2 Loss of Diversification

The proposed demerger will result in the loss of the benefits of diversification inherent in AGL's current mix of businesses. Although AGL operates in the energy sector, its main businesses have quite different risk/return profiles, albeit both with significant growth prospects.

The corporate diversification inherent in the current structure of AGL will be lost as a result of the demerger. However, shareholders can replicate this diversification by choosing to continue to hold AGL Energy and AGL Infrastructure shares. Indeed, the enhanced ability of shareholders to choose the degree of diversification that they prefer (through altering their mix of AGL Energy and AGL Infrastructure shareholdings) is a benefit.

The smaller size of both demerged companies may amplify the impact of any significant adverse events on either business in comparison to the impact when part of the larger AGL group. The impact of such events would be less material for AGL in its current form (although the absolute magnitude of the events would not be different). However, as both AGL Energy and AGL Infrastructure will be reasonably substantial companies, any increased vulnerability to adverse external events should not be material. Nevertheless, the reduced financial size of the businesses will limit their ability to take on larger investment exposures relative to the current AGL.

6.4.3 Increased Financial Risk

AGL Infrastructure's financial gearing will be higher than that of AGL. Consequently, the financial risk of AGL Infrastructure will increase as a consequence of the demerger and the impact of any adverse events will be amplified. However, the increase in financial risk should be considered in light of AGL Infrastructure's business being underpinned by long term contracts with customers and natural geographic monopolies. The business will produce stable, predictable cash streams which should be available to be applied to reduce gearing. Further, AGL Infrastructure's pro forma level of gearing is not inconsistent with that of its infrastructure peers and it is expected to retain its investment grade credit status (albeit lower than AGL):

AGL Infrastructure – Relative Gearing Analysis[45]

Entity	Year end 30 June 2005				
	Book Gearing	Market Gearing[46]	Leverage Ratio	Interest Cover	Capital Service Ratio
SP AusNet[47]	57.4%	54.4%	5.3x	na	na
Babcock & Brown Infrastructure Group	70.1%	57.9%	12.2x[48]	1.5x	0.8x
Spark Infrastructure Trust[49]	76.5%	58.2%	4.7x	na	na
Australian Pipeline Trust	63.1%	46.3%	5.6x	2.8x	1.4x
Diversified Utility & Energy Trusts	82.8%	79.1%	8.0x	1.9x	1.4x
Envestra Limited	93.2%	70.3%	10.2x	1.3x	0.9x
Alinta Infrastructure Holdings	66.3%	55.5%	10.8x	1.3x	0.8x[50]
Hastings Diversified Utilities Fund	50.3%	49.0%	7.9x	2.6x	0.8x[50]
GasNet Australia Group	76.1%	62.4%	8.2x	2.0x	1.1x
Minimum	*50.3%*	*46.3%*	*4.7x*	*1.3x*	*0.8x*
Maximum	*93.2%*	*79.1%*	*12.2x*	*2.8x*	*1.4x*
AGL Infrastructure (pro forma)[51]					
– excluding equity accounted associates and joint venture entities	**74.4%**		**7.6x**	**2.0x**	**1.1x**
– including equity accounted associates and joint venture entities	**74.4%**		**6.7x**	**2.3x**	**1.2x**

Source: Grant Samuel analysis

In comparison, AGL Energy will have an immaterial level of net borrowings and, at least initially, will be less vulnerable from a financial risk perspective to the impact of any adverse business events.

6.4.4 Additional Administration Costs

The proposed demerger will result in the loss of the financial benefits that result from operating a single corporate head office and the provision of a number of functions centrally on behalf of both AGL businesses.

The two businesses currently share corporate overheads including the board of directors, the Managing Director and Chief Financial Officer's office and regulatory reporting requirements. Further, a number of functions (including accounting, treasury, taxation, legal, company secretarial, insurance, human resources and information technology) have been provided centrally and, as appropriate, allocated to the businesses. While certain services (primarily information technology related) will be covered by a Shared Services Agreement for a transitional period, ultimately the separate companies will each have to support these overheads from their own resources.

AGL has estimated the incremental administration costs to be incurred by AGL Energy to be approximately $10.5 million per annum. These costs include:

45 Grant Samuel analysis based on data obtained from IRESS, company announcements and, in the absence of company published financial forecasts, brokers' reports. Entities selected for analysis are entities with activities predominantly involved in Australian energy infrastructure investment. The analysis has been calculated by reference to the financial position as at 30 June 2005 (except for SP AusNet which is at 31 August 2005) and the last actual year financial performance unless otherwise noted.

46 Calculated using share prices at 31 January 2006.

47 SP AusNet listed on 14 December 2005. Interest cover and capital service ratio have not been calculated as neither historical nor forecast net interest was disclosed in the prospectus.

48 This ratio is high because Babcock & Brown Infrastructure Group's financial position at 30 June 2005 reflects debt used to fund acquisitions, the earnings of which are not fully reflected in the historical financial performance. The year one forecast ratio is 7.5x.

49 Spark Infrastructure Trust listed on 16 December 2005. Its leverage ratio is based on forecast EBITDA as the prospectus did not disclose historical EBITDA. Interest cover and capital service ratio have not been calculated as neither historical nor forecast net interest was disclosed in the prospectus.

50 Hastings Diversified Utilities Fund listed on 13 December 2004 and Alinta Infrastructure Holdings listed on 3 October 2005. Therefore, the calculations presented are based on forecast cash distributions.

51 Refer to the commentary on AGL Infrastructure gearing analysis in Section 6.3.1 of this report.

- costs associated with having a separate listing for AGL Energy on the ASX (including listing fees and costs associated with maintaining a share register), annual reports (preparation, audit review, printing), shareholder communications, legal and regulatory compliance costs and a board of directors and secretarial costs; and
- central administrative costs including the Managing Director and Chief Financial Officer, accounting, treasury, legal and taxation and other general services.

AGL has made no estimate for potential cost savings that may be achieved by either company following the demerger although it has engaged a consultant to review opportunities for rationalisation and cost savings.

6.4.5 Impact on Funding Costs

Credit ratings play an important role in the determination of funding costs, particularly borrowing margins. Even if the impact is not immediate the effect will be felt when existing facilities expire and are refinanced.

Following the completion of the Southern Hydro acquisition, Standard & Poor's (formal) decreased AGL's credit rating to BBB/A-2, Moody's Investors Service (formal) decreased AGL's credit rating to A3 (and following finalisation of the acquisition of a 10% interest in the PNG Upstream Gas Project to Baa1) and Fitch Ratings (informal) decreased AGL's rating to BBB+/F2, although AGL has retained an investment grade credit rating. Consequently, AGL's cost of funding will recently have increased from previous levels.

At present, both companies are financed from AGL's overall financing program. As separate companies they will have to raise their own finance to fund growth and without the financial support or credit profile associated with being part of the larger AGL group, may incur higher borrowing costs. However, both companies will be significant in their own right, with substantial assets and earnings and Standard and Poor's has indicated that both demerged companies are likely to retain an investment grade credit rating (AGL Energy BBB+ Stable and AGL Infrastructure BBB Stable). Unless there is a substantial downturn in financial performance, it is reasonable to expect that access to, and cost of, finance should not be substantially worse than AGL's (particularly following the recent downgrade in credit rating) and should improve as they establish independent credit histories.

6.4.6 Lack of Track Record

Neither AGL Energy nor AGL Infrastructure have track records of operation as standalone companies, notwithstanding that they have operated somewhat autonomously within AGL's existing structure. Both companies are to establish new boards and management teams and develop standalone organisational infrastructure. In particular, both companies are to appoint new Chief Executive Officers and Chief Financial Officers (although the AGL Infrastructure appointees are existing members of AGL's management team). Five of AGL's existing directors will continue as directors of AGL Energy and three existing directors will continue as directors of AGL Infrastructure. In that regard, there is a risk that the new management teams of either (or both) of the demerged companies may not develop effective working relationships amongst themselves and/or with their respective boards. Further, there is a risk that the new boards and senior management may over time recommend different business strategies to those envisaged in the Demerger Booklet. However, these risks should be mitigated by the relatively high level of continuity in both the boards and the operational management teams for both businesses in the short to medium term.

As AGL's businesses currently share information technology ("IT") systems, there is risk involved in the separation of the IT systems. The separation process has been designed to minimise disruption to the businesses, particularly AGL Energy which is reliant on the IT system for critical functions like billing.

While these organisational changes involve a degree of risk, and some implementation issues are likely to arise, change is a regular part of corporate development. Any negative impact is unlikely to be material.

6.4.7 New Corporate Identities

The retail and merchant energy business will own specified "AGL" trademarks, domain names and intellectual property and will operate under the name AGL Energy. AGL will be renamed AGL Infrastructure. As such, both companies will be required to rebrand all signage and stationery.

However, AGL Infrastructure will only have the right to use the "AGL" trademark for corporate branding purposes until December 2007 and will need to establish a new corporate identity. The cost of developing a new brand in the future has not been determined and is a matter for the new board and management of AGL Infrastructure. While there are risks in such rebranding, the nature of the infrastructure business (essentially "wholesale") means that branding is not critical to success and therefore this risk is not considered material. Furthermore, the infrastructure service business to be owned and operated by AGL Infrastructure already operates under its own brand name of Agility.

6.4.8 One-Off Transaction Costs

AGL has estimated that the total cash transaction costs of the proposed demerger will be approximately $52 million ($43 million after tax). These transaction costs include professional fees, stamp duty, insurance and the costs of establishing AGL Energy as a separate entity (including the costs of IT system reconfiguration and new corporate identities for both AGL Energy and AGL Infrastructure). In addition, there will be a non-cash provision for the writedown of current IT systems totalling $25 million. All of these transaction costs will be incurred by AGL Infrastructure. However, any costs in excess of $77 million will be shared equally between AGL Energy and AGL Infrastructure.

Of the cash costs, approximately $34 million are expected to have already been incurred at the time shareholders vote on the proposed demerger. Therefore, the additional cash transaction costs that will be incurred if the proposed demerger proceeds are approximately $10 million. Total cash transaction costs represent less than 1% of AGL's current market capitalisation.

6.5 Taxation Issues

6.5.1 Corporate Taxation

The proposed demerger is not expected to result in any capital gains tax or other tax related liability for AGL Infrastructure (formerly AGL) or AGL Energy.

The capital gains tax consequences of the demerger are set out in Division 125 of the Income Tax Assessment Act 1997 (Cth), which came into effect from 1 July 2002 ("the demerger provisions"). As a result of the demerger provisions, AGL expects that the transfer of certain businesses to AGL Energy and the separation of its energy business from its infrastructure business will have no capital gains tax implications for the company.

AGL has no carried forward revenue losses and no material capital losses. The capital losses that do exist are expected to be preserved within AGL Infrastructure.

Following the demerger, AGL Energy and AGL Infrastructure are to become head companies for two new consolidated groups under the Australian tax consolidation system.

6.5.2 Tax Consequences for Australian Resident Shareholders

The proposed demerger is not expected to give rise to any adverse tax consequences for Australian resident shareholders. Australian shareholders account for the majority of AGL's issued capital and the majority by number of shareholders.

Under the demerger provisions, Australian resident AGL shareholders will be eligible for rollover relief to defer the capital gains tax consequences of the CGT events relating to the capital reduction. AGL has applied for a class ruling from the Australian Taxation Office to confirm the Australian income tax consequences of the proposed demerger for AGL shareholders.

For a shareholder who elects to obtain relief pursuant to the demerger provisions, the tax consequences of the demerger are expected to be as follows:

- the cash amount to be notionally distributed to AGL shareholders pursuant to the demerger will comprise a capital reduction component of $3.00 per share. Any capital gain that may otherwise have arisen in relation to this capital reduction will be disregarded;
- the sum of the cost bases of the AGL Energy and AGL Infrastructure shares held by the shareholder immediately after the demerger will be equal to the cost base of the AGL shares held by the shareholder before the demerger. The cost base of the AGL shares will be apportioned between the cost base of the AGL Energy and AGL Infrastructure shares on the basis of anticipated or actual market values immediately following the demerger; and
- the CGT status of the shareholder's AGL Energy and AGL Infrastructure shares acquired under the demerger would be the same as the status of the shareholder's AGL shares. If the AGL shares were pre-CGT shares (that is, they had been acquired before 20 September 1985 and were therefore not subject to capital gains tax), the AGL Energy and AGL Infrastructure shares will be treated as pre-CGT shares.

For a shareholder who does not elect to obtain demerger relief pursuant to the demerger provisions, the CGT consequences of the proposed demerger are expected to be as follows:

- the shareholder will realise a capital gain to the extent that the capital reduction notionally distributed ($3.00 per share) is greater than the cost base of the AGL shares held by the shareholder. Any capital gain may be eligible for the CGT discount concession;
- the sum of the cost bases of the AGL Energy and AGL Infrastructure shares held by the shareholder immediately after the demerger will be equal to the cost base of the AGL shares held by the shareholder before the demerger. The cost base of the AGL shares will be allocated between the cost base of the AGL Energy and AGL Infrastructure shares on the basis of market values; and
- the AGL Energy shares transferred to the shareholder will be post-CGT shares (i.e. acquired on or after 20 September 1985), regardless of the CGT status of the shareholder's AGL shares.

Any deemed dividend (that is, the amount (if any) by which the actual market value of AGL Energy shares on demerger implementation date exceeds the aggregate capital reduction) will not be assessable to AGL shareholders.

6.5.3 Tax Impact on Non-Australian Resident Shareholders

Grant Samuel understands that AGL shareholders who are not residents of Australia should not be subject to the Australian CGT rules unless they hold (together with their associates) at least 10% (by value) of AGL Energy shares or AGL Infrastructure shares any time within the five years preceding a disposal or other CGT event in relation to those shares.

The non-Australian taxation implications for other non-Australian resident shareholders will depend on the country of domicile of the shareholder. Non-Australian residents should seek their own taxation advice in relation to the taxation impact of the demerger.

6.5.4 Disclaimer

The analysis set out above outlines the major tax consequences of the proposed demerger and should be viewed as indicative only. It does not purport to represent formal tax advice regarding the taxation consequences of the demerger for shareholders. Further details on the taxation consequences of the proposed demerger for Australian resident shareholders are set out in the Demerger Booklet. In any event, the tax consequences for shareholders will depend upon their individual circumstances. If in any doubt, shareholders should consult their own professional adviser.

6.6 Other

6.6.1 Index Weighting and Impact on Liquidity

AGL currently has a market capitalisation of approximately $8.2 billion (increased from $6.6 billion at announcement) and is included in all the major S&P/ASX market indices. The proposed demerger will result in AGL being split into two smaller companies. The reduction in size may potentially reduce liquidity and therefore reduce the attractiveness of AGL Energy and AGL Infrastructure for some investors. In recent years, it appears that companies with larger market capitalisations have attracted greater investor interest reflecting, at least in part, the deep and liquid market for their shares and their relative importance to the performance of the market in general.

While AGL Energy and AGL Infrastructure will have smaller market capitalisations than AGL, it should be recognised that:

- both AGL Energy and AGL Infrastructure will be substantial companies in their own right;
- both AGL Energy and AGL Infrastructure are expected to be in the top 100 companies on the ASX and be included in all the leading domestic indices (including the S&P/ASX 200 which is the key index for institutional investment purposes);
- index based investors are likely to continue to need to hold both AGL Energy and AGL Infrastructure shares;
- both AGL Energy and AGL Infrastructure would largely retain, at least initially, AGL's relatively open and diverse share register, which should promote deep and liquid markets for their shares; and
- while AGL is a reasonably liquid stock (72% annual turnover), it is not highly liquid.

The impact of the proposed demerger on the liquidity of shares in the demerged companies, and the consequent impact on investor interest, is difficult to predict with any confidence. However, in Grant Samuel's view the adverse effect on investor interest of lower liquidity (if any) is unlikely to be significant.

6.6.2 Ineligible Overseas Shareholders

Ineligible overseas shareholders (i.e. AGL shareholders with registered addresses outside Australia, New Zealand, Japan, Hong Kong Singapore, the United Kingdom or the United States of America) will not be entitled to receive AGL Energy shares. They will give up some of their economic interest in AGL and lose their exposure to the energy business. They may also have to pay tax on any profit on that disposal (in their country of residence). However:

- their AGL Energy shares will be sold for market value;
- they can acquire AGL Energy shares through the ASX following the listing if they wish to retain an exposure; and
- shareholders representing less than 1% of AGL's issued capital are expected to be impacted by these provisions.

6.7 Conclusion

In Grant Samuel's opinion, the proposed demerger is in the best interests of AGL shareholders. AGL shareholders are likely to be ultimately better off if the demerger is implemented than if it is not, notwithstanding the costs, disadvantages and risks.

In essence, the current investment of AGL shareholders will be simply split into two parts, a shareholding in AGL Infrastructure and a separate shareholding in AGL Energy. There will be no change in the underlying economic interests of shareholders (unless they choose to sell shares in either company).

AGL is a substantial Australian energy company with operations spanning the energy sector from production and generation through transmission and distribution to retailing. While there are benefits from a vertically integrated business model, there are also drawbacks. AGL believes its ability to acquire or develop infrastructure assets is hampered by the gearing constraints imposed by its current structure as well as by difficulties in balancing its earnings and cash flow profiles with the sharemarket requirement for consistent earnings growth. For example, the PNG Australian Gas Pipeline is expected to be a very significant asset providing substantial growth in the long term but, as with most infrastructure development projects, it is expected to be earnings per share decretive initially even though cash flows at that time may be relatively strong. This would almost inevitably have adverse consequences for AGL's sharemarket performance over the short to medium term.

The current sharemarket environment in which there is strong demand for "pure play" infrastructure assets and infrastructure investment opportunities (including the impending development of the PNG Australian Gas Pipeline) provides an impetus for structural change. The key benefits expected to arise from the proposed demerger are:

- enhanced ability to pursue growth opportunities in infrastructure (whether by acquisition, organic development or greenfields development) as the market rating of pure infrastructure businesses is largely based on distribution yield rather than accounting earnings. AGL Energy will also be better placed to grow because of its financial capacity;
- the ability to put in place more appropriate financial structures. The infrastructure business can be geared more highly without adversely affecting the retail and merchant energy business;
- the potential for a higher aggregate sharemarket valuation of the two companies compared to AGL because of the way in which the market tends to apply different valuation metrics to the different businesses (although AGL disclosure results in a high level of transparency that should enable the market to "accurately" value AGL in its current form);
- the demerged companies should be more attractive as takeover targets;
- shareholders will have more flexibility to manage their investment exposures; and
- increased management and board focus combined with market disciplines should facilitate organisational change and lead to operational improvements for each demerged company.

Arguably these benefits are not individually compelling but, collectively, they are meaningful. Over time, these factors should lead to enhanced shareholder value relative to the status quo. The potential benefits of the proposed demerger appear to have been confirmed by the 24.1% increase in AGL's share price since announcement on 31 October 2005 (although it is not possible to isolate the impact of the acquisition of Southern Hydro from the announcement of the demerger).

At the same time it should be recognised that:

- the split into two businesses will not suit all shareholders. Some may have a view that the "integrated" model provides benefits and makes AGL a more attractive investment opportunity through its balance of regulated and unregulated activities, its mix of low risk businesses and some growth options. However, they can preserve this position by continuing to own shares in both companies and the reality is that, because of the need to effectively

"ring fence" the regulated business, there is little operational benefit from the current vertical integration of AGL;

- the reduced financial size of the demerged companies will limit their ability to take on large investment exposures relative to the current AGL;
- the benefits are, at least to some extent, a matter of investor perception and a demerger is not a guarantee of future absolute performance. The issue is whether performance is likely to be better relative to what it would have been in the absence of the demerger;
- there is an element of fashion in these kinds of restructurings. While the creation of "pure play" low risk infrastructure investment vehicles is appealing, it is notable that the listed property trust sector has arguably been following a reverse trend in the past two years with passive investment vehicles seeking to obtain higher growth/higher risk assets to satisfy investor requirements (i.e. to become more like the current AGL). On the other hand, businesses must respond to changing market conditions and requirements and the listed property trust sector changes were primarily driven by internalisation of management (already in place with the new AGL companies) and AGL Infrastructure will have growth options (e.g. Agility, PNG Australian Gas Pipeline); and
- should the demerger not proceed, AGL is still a well placed business with a comprehensive presence across the energy sector and attractive growth options such as the PNG Australian Gas Pipeline. The main negatives would be AGL's ongoing market rating and the ability to grow its infrastructure business (including developing and retaining AGL's full interest in the PNG Australian Gas Pipeline) without further adverse sharemarket consequences.

None of the benefits are proveable or easily quantifiable and, accordingly, evaluation of the proposed demerger is essentially subjective. However, having regard to the nature of the demerger and the limited negative consequences, it is Grant Samuel's judgement that AGL shareholders are likely to be better off ultimately if the demerger proceeds.

6.8 Shareholder Decisions

The decision of each shareholder whether to vote in favour of the proposed demerger is a matter for individual shareholders based on each shareholder's views as to value and future market conditions and their particular circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. In particular, taxation consequences may vary from shareholder to shareholder. Shareholders who are in doubt as to what action they should take in relation to the proposed demerger should consult their own professional adviser.

Any decision to continue to hold shares in AGL Energy or AGL Infrastructure is a separate investment decision upon which Grant Samuel does not offer an opinion. Shareholders should consult their own professional adviser in this regard.

7 Impact on Creditors

To effect the demerger, a capital reduction of $1.37 billion will be notionally paid to AGL shareholders but will be applied on behalf of shareholders to the purchase of shares in AGL Energy. There will be a reduction in AGL's shareholders' funds of approximately $3.60 billion as a result of the capital reduction and other impacts of the demerger and future earnings will be reduced by removal of the contribution from the energy business. By definition, any reduction in the equity base of a company disadvantages creditors as it reduces the company's capacity to meet the claims of creditors. Further, under the proposed demerger AGL is to be split into two independent companies. Creditors of AGL (and its subsidiaries) will become creditors of either AGL Energy (and its subsidiaries) or AGL Infrastructure (and its subsidiaries). AGL Infrastructure will retain the majority of AGL's external borrowings and AGL Energy will retain a cash balance of $19.9 million and $316.0 million of external borrowings.

In Grant Samuel's opinion, existing AGL creditors will not be materially prejudiced by the capital reduction. The reasons are:

- AGL Energy and AGL Infrastructure will remain substantial companies in their own right:

Impact of Demerger on Pro Forma Financial Parameters (AIFRS basis)

	Year end 30 June 2005		
	AGL[52] pro forma	AGL Energy pro forma	AGL Infrastructure pro forma
Financial Performance ($ million)			
Revenue	3,883.8	3,557.4	771.0
EBITDA[53]	706.0	307.5	388.0
EBIT[53]	547.9	259.2	278.2
EBITDA plus equity accounted associates	786.7	336.6	439.6
EBIT plus equity accounted associates	628.6	288.3	329.8
Financial Position ($ million)			
Total assets	10,085.9	4,725.5	5,360.4
Net borrowings	3,240.1	296.1	2,944.0
Shareholders' funds	4,626.4	3,611.3	1,015.1
Gearing Metrics			
Book gearing	40.2%	7.6%	74.4%
Leverage ratio		1.0x	7.6x
Interest cover		16.0x	2.0x
Capital service ratio		1.5x	1.1x
Gearing Metrics (incl. equity accounted associates and joint venture entities)			
Leverage ratio		0.9x	6.7x
Interest cover		17.5x	2.3x
Capital service ratio		1.6x	1.2x

Source: Demerger Booklet and Grant Samuel analysis[54]

AGL Energy will have low net debt initially. AGL Infrastructure will be relatively highly geared but only to levels broadly comparable to gearing levels in the infrastructure sector (see Section 6.4.3). This high gearing is considered to be sustainable because of the stability of the underlying operating cash flows. AGL Infrastructure is expected to generate strong operating cash flows which will be available to reduce gearing levels and improve interest cover over a relatively short period of time;

52 Refer to commentary on the basis of AGL pro forma financial performance set out in Section 5.4 of this report.

53 Excluding share of net profits of associates and joint ventures accounted for using the equity method and the impact of Southern Hydro and PNG Upstream Gas Project (AGL and AGL Energy).

54 Gearing analysis calculated by reference to the pro forma financial performance for the year ending 30 June 2005, the pro forma financial position at 30 June 2005, pro forma net interest based on 6.5% of pro forma net borrowings at 30 June 2005 for each entity and cash distributions as anticipated for 2006 for AGL on a standalone basis and the anticipated 2007 dividend payments for AGL Energy and AGL Infrastructure.

- AGL has investment grade credit ratings from major ratings agencies as follows:

AGL – Credit Ratings	
Agency	Rating
Standard & Poor's (formal)	BBB/A-2
Moody's Investors Service (formal)	Baa1
Fitch Ratings (informal)	BBB+/F2

  Standard & Poor's has indicated that AGL Energy and AGL Infrastructure are expected to retain investment grade credit ratings (i.e. AGL Energy BBB+ Stable and AGL Infrastructure BBB Stable) following the demerger, at least initially;

- AGL Infrastructure will retain the majority of AGL's external borrowings including the bridging facility utilised to complete the acquisition of Southern Hydro on 30 November 2005. This facility is expected to be syndicated prior to the effective date of the demerger, 31 March 2006. The providers of the bridging facility have made (and new lenders on the proposed syndication will make) their own judgements as to the financial risk of AGL in the full knowledge of its position. These funding commitments by third party lenders suggest that the financial gearing of AGL Infrastructure is reasonable;

- trade creditors are exposed to the credit risk of the individual companies with which they trade (and only have direct recourse to that entities assets). The capital reduction has no financial impact on most of these entities and creditors will remain exposed to those particular entities. To the extent creditors also depend on the overall financial health of the group:

  - trade creditors of the energy business will effectively transfer to the new AGL Energy group which has very low gearing;
  - this transfer will reduce the level of trade creditors in the AGL Infrastructure group (relative to AGL); and
  - the points above concerning the overall position of the two new groups apply.

  In any event, most trade creditors are short term in nature (i.e. repayable within, say, 60 days at any point in time) and they will therefore have the opportunity to reassess for themselves whether or not they wish to grant continued credit to either AGL Energy or AGL Infrastructure;

- there is no net cash outflow (except for transaction costs) from the AGL group as a whole as a consequence of the proposed demerger (as the capital reduction and deemed demerger dividend are reinvested); and

- the directors of AGL have stated that in their opinion the proposed demerger will not affect AGL's ability to pay creditors or meet debts as and when they fall due.

Grant Samuel makes no warranty, express or implied, as to the potential recoverability of existing or contingent debts owed by AGL as at the date of this report or at any subsequent time. Future creditors must rely on their own investigations of the financial positions of AGL Energy and AGL Infrastructure.

8 Qualifications, Declarations and Consents

8.1 Qualifications

The Grant Samuel group of companies provide corporate advisory services (in relation to mergers and acquisitions, capital raisings, debt raisings, corporate restructurings and financial matters generally), property advisory services and manages property funds. The primary activity of Grant Samuel & Associates Pty Limited is the preparation of corporate and business valuations and the provision of independent advice and expert's reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Since inception in 1988, Grant Samuel and its related companies have prepared more than 345 public independent expert and appraisal reports.

The persons responsible for preparing this report on behalf of Grant Samuel are Stephen Wilson MCom (Hons) CA (NZ) SF Fin, Caleena Stilwell BBus CA F Fin and Atagün Bensan BSc (Hons) LLB. Each has a significant number of years of experience in relevant corporate advisory matters. Talia Perry BCom/BSc assisted in the preparation of parts of this report. Each of the above persons is an authorised representative of Grant Samuel pursuant to its Australian Financial Services Licence under Part 7.6 of the Corporations Act.

8.2 Disclaimers

It is not intended that this report should be used or relied upon for any purpose other than as an expression of Grant Samuel's opinion as to whether the proposed demerger is in the best interests of shareholders and whether the capital reduction is materially prejudicial to AGL creditors. Grant Samuel expressly disclaims any liability to any AGL shareholder who relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose whatsoever.

This report has been prepared by Grant Samuel with care and diligence and the statements and opinions given by Grant Samuel in this report are given in good faith and in the belief on reasonable grounds that such statements and opinions are correct and not misleading. However, no responsibility is accepted by Grant Samuel or any of its officers or employees for errors or omissions however arising in the preparation of this report, provided that this shall not absolve Grant Samuel from liability arising from an opinion expressed recklessly or in bad faith.

Grant Samuel has had no involvement in the preparation of the Demerger Booklet issued by AGL and has not verified or approved any of the contents of the Demerger Booklet. Grant Samuel does not accept any responsibility for the contents of the Demerger Booklet (except for this report).

8.3 Independence

Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with AGL that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the proposed demerger. Grant Samuel advises that:

- Grant Samuel was appointed by AGL in March 2001 to prepare an independent expert's report in relation to a transaction which did not proceed and therefore the report was not completed;
- Grant Samuel Debt Structuring & Advisory Pty Limited, a related company of Grant Samuel, has been engaged by certain Papua New Guinea provincial governments to provide advisory services in relation to the PNG Upstream Gas Project;
- Grant Samuel was retained by APT in 2004 to prepare certain valuations for tax consolidation purposes; and
- over the last five years Grant Samuel & Associates Limited, a New Zealand related company of Grant Samuel, has prepared independent reports in relation to NGC, a former subsidiary of AGL.

In addition, a Grant Samuel group executive holds a parcel of less than 6,000 shares in AGL.

Grant Samuel had no part in the formulation of the proposed demerger. Its only role has been the preparation of this report.

Grant Samuel will receive a fixed fee of $375,000 for the preparation of this report. This fee is not contingent on the outcome of the proposed demerger. Grant Samuel's out of pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report.

Grant Samuel considers itself to be independent in terms of Practice Note 42 issued by the ASIC (previously known as Australian Securities Commission) on 8 December 1993.

8.4 Declarations

AGL has agreed that it will indemnify Grant Samuel and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of the report. This indemnity will not apply in respect of the proportion of any liability found by a court to be primarily caused by any conduct involving gross negligence or wilful misconduct by Grant Samuel. AGL has also agreed to indemnify Grant Samuel and its employees and officers for time spent and reasonable legal costs and expenses incurred in relation to any inquiry or proceeding initiated by any person. Where Grant Samuel or its employees and officers are found to have been grossly negligent or engaged in wilful misconduct Grant Samuel shall bear the proportion of such costs caused by its action. Any claims by AGL are limited to an amount equal to the fees paid to Grant Samuel.

Advance drafts of this report were provided to AGL and its advisers. Certain changes were made to the drafting of the report as a result of the circulation of the draft report. There was no alteration to the methodology, evaluation or conclusions as a result of issuing the drafts.

8.5 Consents

Grant Samuel consents to the issuing of this report in the form and context in which it is to be included in the Demerger Booklet to be sent to shareholders of AGL. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of Grant Samuel as to the form and context in which it appears.

8.6 Other

The accompanying letter dated 13 February 2006 forms part of this report.

Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act. The Financial Services Guide is set out at the beginning of this report.

GRANT SAMUEL & ASSOCIATES PTY LIMITED
13 February 2006

Grant Samuel & Associates

Attachment C

Valuation Review Report – Gas Network assets

KPMG

KPMG Corporate Finance (Aust) Pty Ltd
Australian Financial Services Licence No. 246901
10 Shelley Street
Sydney NSW 2000

P O Box H67
Australia Square 1213
Australia

ABN: 43 007 363 215
Telephone: +61 2 9335 7000
Facsimile: +61 2 9335 8021
DX: 1056 Sydney
www.kpmg.com.au

The Directors
The Australian Gas Light Company
72 Christie Street
St Leonards
NSW 2065

13 February 2006

Dear Sirs

Valuation review - Gas Network assets

1 Introduction and Scope

On 31 October 2005, The Australian Gas Light Company ("AGL") announced a proposal to separate its retail and merchant energy business and its infrastructure and services business into two separately listed companies (the "proposed demerger"). The proposed demerger is to be effected by a scheme of arrangement between AGL and its shareholders.

Prior to the demerger being completed and as part of AGL's transition to AIFRS effective 1 July 2004, an election has been made in accordance with AASB 1 "First time Adoption of Australian Equivalents to International Financial Reporting Standards", to measure its New South Wales gas distribution network property, plant and equipment (the "Network Assets") at fair value and use that fair value as the deemed cost of the Network Assets. This has resulted in an increase of $1,578 million in the carrying value of the Network Assets.

You have requested KPMG Corporate Finance (Aust) Pty Ltd ("KPMG") review the internal valuation prepared by AGL to support the revaluation of the Network Assets (the "Valuation") and provide an opinion as to whether:

- the methodology adopted in the Valuation is appropriate
- the revised carrying value of the Network Assets is not unreasonable.

We acknowledge that our opinion will be included in the Scheme Booklet to be prepared by AGL for distribution to the shareholders.

The table below summarises the market value determined for the Network Assets, and the resulting increase over the previous carrying value. We note that the valuation amount is at the lower end of the valuation range determined by AGL for the Network Assets.

Table 1: Summary of value

$m	Valuation amount	Carrying value	Increase in carrying value
Network Assets	2,785	1,207	1,578

Source: AGL Valuation model

2 Summary of opinion

On the basis of the work undertaken in completing our review, we are of the opinion that:

- the methodology adopted in the Valuation is appropriate
- the revised carrying value of the Network Assets is not unreasonable.

We note that KPMG has undertaken a review only of the valuation of the Network Assets and accordingly does not express an opinion as to the specific value that should be adopted by AGL in revising the carrying value of the Network Assets. However, we have undertaken sufficient review and analysis of the information presented to us to form our opinion.

Our detailed reasons for forming our opinion are set out in the remainder of this report.

3 Summary of the AGL Valuation

3.1 *Overview and methodology*

AGL has provided KPMG with a detailed model to support its assessment of the market value of the Network Assets.

The Valuation has been prepared using a Discounted Cash Flow methodology. In applying this methodology, AGL have:

- used earnings before interest and depreciation as the basis for the cash flows, adjusting the earnings for expected capital expenditure and working capital requirements
- forecast cash flows over a 20 year period
- applied a discount rate based on a Weighted Average Cost of Capital ("WACC")
- applied a terminal value for the period beyond the specific forecast period of 20 years.

The value determined under the Discounted Cash Flow methodology has been cross-checked for reasonableness to the Regulated Asset Value ("RAV") multiples of listed comparable companies and market transactions.

3.2 *Key assumptions*

The key assumptions applied by AGL in the Valuation are set out below.

Discount rate

The discount rate adopted is a nominal after tax WACC, which has been appropriately applied to the forecast after tax, pre-financing charges cash flow stream.

The individual inputs have been determined with reference to market parameters, including the risk free rate, market risk premium and beta adopted in the calculation of the Cost of Equity. The Cost of Debt has been determined with reference to AGL's current borrowing cost and capability.

Terminal value

The terminal value adopted by AGL has been based on the Gordon Growth formula, using a perpetual growth rate of 2.5%. The Gordon Growth formula is a widely accepted approach for calculating terminal value. The 2.5% growth rate was considered to be reflective of the long term growth expectations in the Australian economy.

Revenue growth

Forecast revenue is impacted by assumptions on price and volume, which are consistent with the IPART decision released in April 2005.

Cost base

The operating cost base is forecast to grow broadly in line with revenue, although efficiency gains outlined in the IPART decision result in a marginally lower growth rate in costs as compared to revenue.

Capital expenditure

Capital expenditure is largely stable over the forecast period and is consistent with the expected increases in volume as set out in the IPART decision. The capital expenditure increases in line with inflation, although there is a spike in 2007 as a result of a specific project planned for that year.

4 KPMG Review

4.1 Overview

In preparing our opinion, we have carried out the following procedures:

- held discussions with AGL management with respect to the basis of the assumptions referred to in Section 3.2 and the preparation of the valuation model to establish whether the valuation was prepared on a reasonable basis given the nature of the Network Assets
- reviewed the valuation model prepared by AGL
- considered the Scheme Booklet to be issued in relation to the proposed demerger
- considered the valuation parameters of listed industry participants and market transactions.

The key issues considered in completing our review are summarised in the remainder of this section.

4.2 Methodology

AGL has applied a DCF methodology, with a RAV multiple used as a cross-check, in determining the market value of the Network Assets.

Market value has appropriately been defined as the value that a hypothetical prudent purchaser, who is a willing but not anxious buyer, would be prepared to pay to a seller, who is willing but not anxious to sell a given asset, in circumstances where both buyer and seller have full access to all relevant operational and financial information.

We consider the application of a DCF methodology to be appropriate in valuing the Network Assets as:

- long term forecasts for the Network Assets can be reliably estimated
- significant capital expenditure is expected over the life of the Network Assets.

It is also prudent for any valuation range to be cross-checked for reasonableness using an alternative valuation methodology. Whilst there are a number of methodologies which could have been applied in completing such a cross-check, we consider the use of a RAV multiple to be appropriate given:

- the regulated nature of the Network Assets
- the consistency of the comparable information on RAV multiples.

4.3 *AGL value conclusion*

In addition to reviewing the methodology adopted by AGL in the Valuation, we have also considered the appropriateness of the value determined for the Network Assets. In doing so we have:

- considered the consistency of the multiples implied by the Valuation to those of comparable listed entities or known public transactions
- considered the valuation relative to the RAV of the Network Assets.

Based on our review, we do not consider the Valuation of the Network Assets to be unreasonable. Further, we note that the Valuation is consistent with the valuation range determined by KPMG when valuing the Network Assets as at 30 June 2003 for taxation purposes.

5 Qualifications on our opinion

Our opinion has been prepared subject to the following:

- the financial information supplied by AGL, as set out in Appendix 2, is the prime basis of this engagement. In preparing our analysis we have relied upon the accuracy and completeness of the information provided to us. We have not performed anything in the nature of an audit or financial due diligence on the information provided for this opinion. No warranty of accuracy or reliability is given by KPMG or its affiliated companies and their respective officers and employees in relation to this information
- we have considered the prospective financial information included in the Network Assets Valuation model and the basis of the underlying assumptions. Whilst AGL management are responsible for this information, after due enquiry and analysis, KPMG believes that the financial information has been prepared on a reasonable basis
- we note that our procedures did not include re-performing the valuation or auditing the arithmetic accuracy of the detailed model supporting AGL's assessment of the market value of the Network Assets
- we note that the forecasts and projections supplied to us are, by definition, based upon assumptions about events and circumstances that have not yet transpired. Accordingly we give no assurance that any forecast results will be achieved and consequently any future variation between the actual results and any prospective financial information utilised in this opinion may affect the relevance of this valuation to its instructed purpose
- the opinion of KPMG is based on prevailing market, economic and other conditions at the date of this report. Conditions can change over relatively short periods of time. Any subsequent changes in these conditions could impact upon value either positively or negatively

- this report cannot be used for any purpose other than as described above. Other than as specifically identified elsewhere in this report, neither the whole nor any part of this report nor any reference thereto may be included in or with or attached to any document (including electronically), circular, resolution, letter or statement, or released externally to any other party without the prior written consent of KPMG as to the form and context in which it appears.

Yours faithfully

Ian Jedlin
Executive Director

Appendix 1 – Qualifications and declarations

Qualifications

KPMG Corporate Finance Pty Ltd is the holder of an Australian Financial Services Licence, No 246901, under the Corporations Act 2001 and is controlled by the partners of KPMG, Chartered Accountants.

KPMG is a long established firm of chartered accountants which provides a full range of professional services, including advising on valuations, acquisitions, take overs, restructuring Proposals, reorganisations and related matters. The individual responsible for the preparation of this report is Mr Ian Jedlin.

Ian Jedlin is a partner in the firm KPMG, an Executive Director in KPMG Corporate Finance, an Associate of the Institute of Chartered Accountants in Australia, holds a Master of Commerce from the University of New South Wales, an Associate of the Securities Institute of Australia and has had in excess of 15 years' experience in the preparation of independent reports on the valuation of shares and businesses.

Declarations

The statements contained in the report are given in good faith and have been derived from information believed to be reliable and accurate. We have examined this information and have no reason to believe that any material factors have been withheld from us.

During the course of this engagement, KPMG provided draft copies of this opinion to AGL for comment as to factual accuracy, as opposed to opinions, which are the responsibility of KPMG alone. Changes made to this document as a result of these reviews have not changed the opinions reached by KPMG.

KPMG was engaged in 2004 to undertake a valuation of the Network Assets for taxation purposes as at 30 June 2003.

Interests

KPMG is entitled to receive a fee for the preparation of this report. Except for these fees, KPMG has not received and will not receive any pecuniary or other benefit whether direct or indirect for or in connection with the preparation of this report.

KPMG is currently engaged by AGL to undertake other advisory work. KPMG and AGL do not consider these existing engagements affect its ability to undertake this independent review.

Employees of KPMG may hold securities in AGL, however, no individual involved in the preparation of this report, or review thereof, holds a direct interest in AGL securities.

Consent

KPMG consents to the issue of this report by AGL in conjunction with its Notices of Meeting.

Neither the whole nor any part of this report nor any reference thereto may be included in or with or attached to any document, circular, resolution, letter or statement without the prior written consent of KPMG to the form and context in which it appears.

Responsibility

KPMG has prepared this report on the basis of information available as at the date of this report. Other than as specifically set out in this report, nothing in this report should be taken to imply that KPMG has verified any information supplied to us, or has in any way carried out an audit of the books of account or other records of AGL for the purposes of this report. We have considered and relied upon information provided by the management of AGL, which after due enquiry, we believe to be reliable, complete and not misleading. We have no reason to believe that any material facts have been withheld from us but do not warrant that our inquiries have revealed all of the matters which an audit or extensive examination might disclose. The statements and opinions included in this report are given in good faith, and in the belief that such statements and opinions are not false or misleading.

We note that any forecasts and projections as supplied to us are based upon assumptions about events and circumstances that have not yet transpired. Accordingly, KPMG cannot provide any assurance that the estimates will be representative of the results which will actually be achieved during the forecast period.

Indemnity

AGL has indemnified KPMG against any losses, claims, damages and liabilities arising out of reliance by KPMG on information provided by AGL or its representatives which is subsequently found to be false or misleading or not complete. Complete information is deemed to be information which at the time of completing this report should have been available to KPMG and would have reasonably been expected to have been made available to KPMG to enable us to form our opinion.

Appendix 2 – Sources of Information

In forming our opinion, we have considered the information set out below.

- The Network Assets valuation model
- AGL WACC Paper
- financial information from Bloomberg, Thompson Financial Securities, Aspect Huntley and Connect 4.

We note that we have had the opportunity to discuss the business operations relating to the Network Assets with AGL Management.

FINANCIAL SERVICES GUIDE

Dated 13 February 2006

KPMG Corporate Finance

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Facsimile: (03) 9621 2291

Contact details

You may contact us at 10 Shelley Street, Sydney, NSW 2000, by telephone (02) 9335 7000 or by facsimile (02) 9335 8021.

Directory

The Australian Gas Light Company

ACN 052 167 405

Registered office

72 Christie Street
St Leonards NSW 2065

Telephone	+61 2 9921 2999
Facsimile	+61 2 9921 2552
Website	www.agl.com.au

Postal address

Locked Bag 1837
St Leonards NSW 2065

Principal Legal Advisor

Gilbert + Tobin
Level 37, 2 Park Street
Sydney NSW 2000

Legal Advisor

Blake Dawson Waldron
Grosvenor Place
225 George Street
Sydney NSW 2000

Taxation Advisor

Greenwoods & Freehills Pty Limited
Level 35, MLC Centre
Martin Place
Sydney NSW 2000

Principal Financial Advisor

Goldman Sachs JBWere Pty Ltd
Level 16, 101 Collins Street
Melbourne Victoria 3000

Financial Advisor

UBS AG, Australia Branch
Level 25
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

Independent Expert

Grant Samuel & Associates Pty Limited
Level 19, Governor Macquarie Tower
1 Farrer Place
Sydney NSW 2000

Investigating Accountant

Deloitte Touche Tohmatsu
225 George Street
Sydney NSW 1217

Share Registry

Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000

Telephone 1800 824 522 (within Australia)
+61 2 8280 7012 (International)

Notes

AGL

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/02/2006

TIME: 09:19:06

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Scheme Booklet Analyst Presentation

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AGL

Demerger – Scheme Booklet Release

13 February 2006

Disclaimer

The information in this presentation:

- is not an offer or recommendation to purchase or subscribe for securities in The Australian Gas Light Company or to retain any securities currently held

- does not take into account the potential and current individual investment objectives or the financial situation of investors

- was prepared with due care and attention and is current at the date of the presentation

Actual results may materially vary positively or negatively from any forecasts (where applicable) in this presentation. Before making or varying any investment in securities in The Australian Gas Light Company, all investors should consider the appropriateness of that investment in light of their individual investment objectives and financial situation and should seek their own independent professional advice.

Agenda

➢ Demerger Overview	Graham Reaney
➢ Scheme Booklet Details	Greg Hayes
◆ AGL Energy ◆ AGL Infrastructure	
➢ Conclusion	Graham Reaney
➢ Questions and Answers	
➢ Appendices	

AGL

Demerger Overview

Graham Reaney
Chairman of the Due Diligence Committee

Impact of Demerger on Shareholdings

Before the Demerger



AGL Shareholders
1 AGLShare
AGL
Energy
Retail
Wholesale Electricity
Wholesale Gas
Infrastructure
Gas Distribution Networks
Electricity Distribution Networks
Gas Transmission Pipelines
Contracted Power Generation
Agility

After the Demerger



AGL Shareholders
1 AGL Energy Share
1 AGL Infrastructure Share
AGL Energy
Retail
Wholesale Electricity
Wholesale Gas
AGL Infrastructure
Gas Distribution Networks
Electricity Distribution Networks
Gas Transmission Pipelines
Contracted Power Generation
Agility

Company Highlights

AGL Energy

- One of Australia's largest listed energy companies
  - Largest channel to market in eastern Australia
- 'Locked in' growth opportunities
  - Upstream Gas: PNG Gas project, organic growth in Sydney Coal Seam Methane
  - Power Generation:
    - Gas: QLD, SA & NSW,
    - Hydro: VIC
    - Wind farm development: SA & VIC
    - Retail: QLD Full Retail Contestability
- Dividends fully franked, pay-out ratio ~60% of EPS
- Significant funding capacity to pursue growth opportunities
- Capital structure providing future flexibility: BBB+ stable rating

AGL Infrastructure

- One of Australia's largest listed infrastructure companies differentiated by:
  - Fully internalised model
  - No fee leakage
- 'Locked in' growth opportunities
  - Organic network expansion ,PNG Pipeline, Agility, Wind Farm
- Fully franked dividends supported by operating cash flow after maintenance capital
- Significant retained earnings to facilitate ongoing dividend payments
- Appropriate, sustainable capital structure: BBB stable rating

'Base Case' Dividend Outlook

- Both companies expected to deliver market competitive distributions from existing, underlying 'base case' business before impact of potential acquisitions

Cents per share	2005 Actual	2006 Outlook	2007 Outlook
AGL	**63.0**	**31.0**	
AGL Infrastructure		**16.0-17.0**	**35.5-36.5**
AGL Energy		**17.5–19.5**	**40.0–43.0**
Total	**63.0**	**64.5–67.5**	**75.5–79.5**
Dividend Growth (YoY)[1]	**–**	***4.8%***	***17.4%***
Franking Capacity	**95%**	**100%**	**100%**

- Dividend policy
  - AGL Infrastructure is expected to pay out the majority of its free cash flow - operating cash flow after maintenance capital
  - AGL Energy is expected to pay out approximately 60% of EPS

1. Full year growth assessed from mid point.

Capital Structure and Funding Overview (Pro forma as at 30 June 2005)

- Significant, flexible and sustainable capital structures to pursue growth opportunities

$million	AGL Group	AGL Infrastructure	AGL Energy
Current debt	236	236	–
Non current debt	3,409[1]	3,093	316
Total debt	3,645	3,329	316
Cash	405	385	20
Net debt	3,240	2,944	296
Total equity	4,626	1,015	3,611
S&P Credit Rating[2]	BBB	BBB	BBB+

- AGL Energy net debt of ~$300m reflects changes post demerger announcement:
  - Increase in PNG Upstream Gas Project acquisition price as a result of transaction brought forward
  - Refinement of capital structure of demerged entities including finalisation of the rating position for AGL Infrastructure

1. Includes $2bn raised to fund Southern Hydro and PNG Upstream Gas Project
2. Indicative for AGL Energy and AGL Infrastructure

AGL

Scheme Booklet Details

Greg Hayes
Chief Financial Officer

AGL

AGL Energy

Company Overview

AGL ENERGY

	Retail	Wholesale Electricity	Wholesale Gas
Businesses and assets	**Australia's largest energy retailer and supplier of gas and electricity** **ActewAGL retail business** (50%) **Elgas** (50%)	**Wholesale electricity contract portfolio** **Gas-fired power generation** **Renewable power generation** **Loy Yang Power** (32.5%)	**Wholesale gas contract portfolio** **PNG Upstream Gas Project** (10%) **Sydney CSM Project** (50%) **LPG production**
Development and growth	**Organic growth** **New markets**	**Gas-fired power generation** **Renewable power generation – hydro and wind**	**PNG Upstream Gas Project** **Sydney CSM Project**

Board and Management

AGL

Board:

Chairman	**Mark Johnson**
Non-executive Directors	**Charles Allen, David Craig, Carolyn Hewson, Max Ould**

CEO and Managing Director

Paul Anthony

Senior Management:

Phil James Group GM Retail Energy	**Michael Fraser** Group GM Merchant Energy	**Paul Flynn** Chief Financial Officer (Interim)	**Jane McAloon** Group Mgr Corporate & External Services/ Company Secretary	**Cesare Tizi** Chief Information Officer	**Gareth Bennett** Group Mgr People & Culture

Key Strengths

Retail

- Australia's largest retailer of gas, electricity and related services
  - 2.8m customer accounts (~1m dual fuel) across NSW, Victoria, South Australia and Queensland
  - 50/50 JV with ActewAGL Retail (~260,000 customer accounts)
- Strong brand recognition in core retail markets

Wholesale Gas

- Long term gas supply contracts providing portfolio flexibility
- Increasing presence in upstream gas markets providing growth opportunities

Financing

- Funding capacity for growth opportunities
- BBB+ stable rating from S&P

Wholesale Electricity

- Strong and diverse power generation portfolio
  - Base, peaking and intermediate
  - Natural hedge for retail business during periods of electricity price volatility
  - Reduces reliance on competitors for electricity purchases and provides greater influence on wholesale electricity costs
- Largest portfolio of non-government owned renewable generation
  - RECs provide ~54% of AGL Energy's long term requirements under MRET[1]

Established alliances

- ACTEW Corporation
- TEPCO
- BOC
- PNG Gas Producers

1. Includes Southern Hydro & Hallett Wind Farm

Strategy

Retail

- Growth within its existing retail markets
- Expand retail base into new markets when appropriate opportunities arise
- Ongoing development of initiatives to rationalise systems and processes to improve services to customers and reduce costs

Wholesale Electricity and Gas

- Take advantage of its retail and wholesale market position and scale to capture growth through development and acquisition of upstream gas and power generation assets

Growth – Existing Portfolio

- **Retail**
  - Largest gas and electricity customer and load in Eastern Australia
  - Queensland, Australia's fastest growing energy market
    - FRC (gas & electricity) to commence in 2007
    - Townsville Power Station off take agreements well advanced
- **Power Generation**
  - Loy Yang: lowest cost base load generator in Victoria, well positioned to benefit from future Victorian market growth
  - Hallett and Somerton: reliable generation histories, mitigate volatility of spot electricity prices during peak demand, Hallett 250MW expansion and 95MW wind farm
  - Southern Hydro: substantial, long life renewable asset providing greater flexibility to wholesale portfolio through fast start peaking capacity







Growth - Power Generation Opportunities

- 'Locked in' development/growth opportunities across key energy sources: Hydro, Wind and Gas
- Indicative development costs per MW: gas $1.0m, hydro $1.2m, wind $2.3m



2006
2007
2008
2009
2010
2011
Hallett - 95 MW (SA)
Bogong - 130 MW (Vic)
Hallett expansion - 250 MW (SA)
West Kiewa upgrade - 12 MW (Vic)
Townsville - 370 MW (Qld)
Leafs Gully stage 1 - 300 MW (NSW)
Bluff - 45 MW (SA)
Dollar - 79 MW (Vic)
Macarthur - 330 MW (Vic)
Leafs Gully stage 2 - 500 MW (NSW)
Hydro
Wind
Gas

Note: Hallett wind farm contracted. Macarthur, Dollar and Bluff subject to PPA with AGL Infrastructure which also has first right of refusal to acquire

Growth - PNG Upstream Gas Project


JUHA
PRL 2
PDL 1
PRL 11
PRL 12
HIDES
ANGORE
PDL 5
MORAN
PDL2
KUTUBU
PDL2 Kutubu Project
SE HEDINIA
PDL4 Gobe Project
PDL4
GOBE
Gas Field
Oil Field
Existing Pipeline

- July 2005 AGL agreed to acquire a 10% interest in the PNG upstream Gas Project via
  - 11.9% in PDL2 (Kutubu oil project) and
  - 66.7% in PDL4 (Gobe Main and part of SE Gobe field)
- Finalised terms in January 2006
- 115m barrels of oil equivalent
- 100% of oil price exposure hedged over first four years, and then reviewed on a rolling basis going forward
  - Mix of swaps and put options on a sliding scale to adjust for production risk
- 1,500 PJ 20 year contract for gas with the PNG Gas Producers[1]
  - Conditional on PNG Australian Pipeline closing

1 Exxon Mobil, Oil Search, MRDC and Nippon Oil.

Growth - Sydney CSM Project



PEL 4
HUNTER GAS PROJECT
Maitland
PEL 267
NEWCASTLE
PEL 441
WYONG GAS PROJECT
PEL 2
CENTRAL COAST
PEL5
SYDNEY
CAMDEN GAS PROJECT
WOLLONGONG
N
1.0 PETROLEUM EXPLORATION LICENCES

- November 2005 formation of joint venture with Sydney Gas
- Development and production of CSM in Sydney Basin (Sydney CSM Project)
- Entered into a 10 year gas supply contract for 14.5 PJ/a
  - Option to extend for 5 years
- Assets acquired include 50% interest in:
  - PPL1
  - PPL2 (Hunter Gas & Wyong Gas projects)
  - PPL4 (Camden Gas project)
  - PEL2 (Sydney)
  - PEL5 (Sydney & Wyong)
  - PEL4 (Hunter)
  - PEL267 (Hunter)

AGL Infrastructure

Company Overview

AGL INFRASTRUCTURE

	Gas Distribution Networks	Electricity Distribution Networks	Gas Transmission Pipelines	Contracted Power Generation	Agility
Businesses and assets	**NSW Gas Network** **ActewAGL gas network** (50%) **Gas Valpo, Chile**	**Victorian Electricity Network** **ActewAGL electricity network** (50%)	**Australian Pipeline Trust** (30%)	**Wind powered generation** **Gas-fired power generation**	**Infrastructure services:** **Construction, operation and maintenance**
Development and growth	**Organic growth**	**Organic growth**	**PNG Australian Pipeline Project** (50%)* **Organic growth**	**Wind powered generation**	**Third party services**

* Subject to right of APT to acquire from AGL Infrastructure up to 20% interest

Board and Management

Board:

Chairman	**Graham Reaney**
Non-executive Directors	**Charles Allen, Sir Ron Brierley, Jeremy Maycock**

CEO and Managing Director

Greg [illegible]

Senior Management:

Mark Harper Chief Operating Officer (including Agility)	**Ross Gersbach** Group Mgr Networks & Investments	**Tiernan O'Rourke** Chief Financial Officer	**Julian Peck** Group Mgr Business Development	**Craig Evans** Group Mgr Strategy & Planning	**Paul McWilliams** Group Mgr Corporate & Regulatory Services/ Company Secretary

Key Strengths

- **One of Australia's largest listed energy infrastructure companies**
  - Ownership, management and operation of energy infrastructure
- **Quality asset portfolio**
  - Gas and electricity
  - Distribution and transmission
  - Contracted generation
- **Diversification**
  - Geography: assets in most Australian states
  - Business diversity: gas, electricity, distribution, generation
- **Attractive growth opportunities**
  - Organic network growth and greenfield developments
  - Agility
  - PNG Australian Pipeline Project
  - Contracted wind farms in conjunction with AGL Energy
- **Integrated business model**
  - Agility, a core component, retains technical know-how within the business
- **Regulatory experience and expertise**
- **Strong and predictable cashflows**
  - Recent price reviews for NSW gas, Victorian electricity and ActewAGL networks cover period to 2010
- **Established alliances / JVs**
  - Petronas
  - ACTEW Corporation
- **Financing**
  - BBB stable credit rating from S&P
  - Funding syndication completed 10 February
  - Competitive pricing achieved

Proforma Capitalisation

- NSW gas network, ActewAGL gas network and APT revalued effective 1 July 2004 as a result of transitional IFRS arrangements

As at 30 June 2005 (AIFRS)	$m
Equity	
Contributed equity	642
Reserves	6
Retained earnings	367
Total equity	**1,015**
Debt	
Money market	61
Promissory notes	175
Lease liabilities	2
Medium term notes	600
Senior notes	796
Bank borrowings	1,695
Cash	**(385)**
Net debt	**2,944**
Funds employed	**3,959**

Funding Overview[1]

	Tenor	Margins (bps)	Available	Drawn
Term Facility	1.0	32.5	200	200
Term Facility	3.0	42.5	750	750
Term Facility	5.0	55.5	750	750
Revolver Facility	3.0	42.5	400	-
Total New Facilities			**2,100**	**1,700**
Existing Facilities (MTNs & US144A)	Various 2007 - 2018		1,397	1,397
			3,497	**3,097**

- New bank facilities have been established for AGL Infrastructure[2]
- 95% hedged for current regulatory period at effective interest rate ~6.4%
- A$400m capital expenditure facility also established
- PNG Australian Pipeline ownership structure and funding requirements continue to be evaluated

1. Anticipated at Demerger Date
2. Bridge funding was initially raised by AGL to fund the acquisition of Southern Hydro and PNG Upstream Gas Project replaced with syndication loan facilities on 10 Feb 2006.

Strategy

- Grow dividend payments to shareholders through
  - Managing assets and business efficiently and achieving cost reductions
  - Maintaining an efficient capital structure and cost of capital
  - Growing and diversifying the asset base, services business and sources of income
- Pursue growth opportunities in PNG Australian Pipeline, wind farm projects with AGL Energy, Agility third party work expansion and organic growth in existing investments, particularly networks
- Efficient capital structure allows it to participate in industry rationalisation
- Internal management capability enables it to extract maximum value from assets
  - No external management or performance fee leakage
- Power generation strategy is to invest in contracted power stations across a range of fuel sources
- Balance sheet not 'captive' to interrelated parties

Growth - Organic and Greenfield

Networks

- Existing gas and electricity distribution networks and investments
  - Predictable load and customer connection growth
  - Associated robust, predictable cash flows
  - Regulatory 'certainty' until 2010



Identified Greenfield

- Development opportunity
  - Hallett (SA) 95MW wind farm – agreement negotiated with PPA and underwritten price
- Prospective development opportunity
  - Bluff (SA) 45MW
  - Dollar (Vic) 79MW
  - Macarthur (Vic) 330MW
  - Prospective developments all subject to AGL Infrastructure first right of refusal



Growth – Agility, National Footprint

- Well positioned to participate in ongoing infrastructure capex spend Australia wide
- Further building capabilities through recent acquisitions in Queensland (Oakland Constructions and Yambah Civil Contractors) and Western Australia (Cable Layers)
- Delivering a suite of services across gas, electricity and water industries



APT
AGL
Apache Energy
APT
Goldfields Gas Transmission
Hamersley Iron
Western Power
Australian Pipeline Trust
Energex
Ergon Energy
Santos
AGL
APT
Caltex
Country Energy
Gorodok
Integral Energy
Sydney Water Corporation
TransGrid
APT
ActewAGL
AGL
Australian Pacific Airports Corporation
Mainco
Telstra
Aurora Energy
Powerco

Growth - PNG Australian Pipeline


Torres Strait
Bamaga
Cape York
Gove
Weipa
AGL/Petronas PNG - Aus Gas Pipeline
Potential Lateral Pipelines
Upstream PNG Gas Pipeline
Existing Pipelines
Cooktown
Cairns
Mackay
Rockhampton
Gladstone
Moomba
Brisbane
SOUTH AUSTRALIA

- Final ownership structure and funding is being determined
  - Expected to include non-recourse debt
- FEED substantially completed by 1H 2006
- Project sanction and financial close expected to occur 2H 2006
- First gas delivery expected during 2009
- More than 3,800km, including 650km sub-sea pipeline
- 20 compressor stations
- Construction period of ~30 months

Note: Statistics based upon direct lateral from Townsville to Ballera

AGL

Conclusion

Graham Reaney

Chairman of the Due Diligence Committee

Conclusion

- Creates longer term shareholder value
  - Increased operational and financial efficiencies and clearer strategic objectives expected to drive increased longer term value for both businesses
- Focus on core business activities and strategies
  - Each company specifically structured to meet sector dynamics
  - Industry leading breadth and depth of board and management experience
- Appropriate capital structure
  - Sustainable capital structures providing flexibility and support to future growth opportunities
- Improves shareholder investment choice
  - AGL Energy: focus on growth in EPS and TSR
  - AGL Infrastructure: focus on cash flow growth and franked dividends

Conclusion

AGL Directors

- Unanimously recommend proposal to shareholders
- Will vote all shares they own and control in favour of the Demerger

Independent Expert

- Demerger in the best interests of shareholders
- Shareholders to be ultimately better off if demerger is implemented than if it is not irrespective of costs, disadvantages and risks

Next Steps

Date	Event
24 February	Dispatch Scheme Booklet and Notices of Meeting to AGL Shareholders
27 March	Scheme Meeting and AGL General Meeting
30 March	Court Hearing for approval of the Scheme
31 March	Effective date
	Last date AGL shares trade with an entitlement to participate in Scheme
31 March	Economic separation date
3 April	AGL Infrastructure shares commence trading without entitlement to AGL Energy shares
	AGL Energy shares commence trading on a deferred settlement basis
13 April	Demerger date
19 April	Normal trading of AGL Energy shares commences

AGL

Questions & Answers

Further Information / Contacts

A full range of information on AGL including a soft copy of the scheme booklet, prior AGL annual reports, presentations and financial results is available from our website www.agl.com.au

alternatively, contact

Graeme Thompson
Head of Investor Relations
The Australian Gas Light Company
phone: +61 2 9921 2789
mobile: +61 (0) 412 020 711
e-mail: gthompson@agl.com.au

AGL

Appendices

Demerger – Taxation Implications

- Tax ruling CR2006/05 obtained

	Is CGT payable as a result of the Demerger?	What is the cost base of your AGL Infrastructure Shares and AGL Energy Shares?
Pre-CGT AGL Shares (*i.e. AGL shares acquired before 20 September 1985*)	No	Not relevant as both AGL Infrastructure shares and AGL Energy shares will be treated as pre-CGT shares. You will not pay any CGT when you sell any AGL Infrastructure shares or any AGL Energy shares
Post-CGT AGL Shares (*i.e. AGL shares acquired after 19 September 1985*)	No	The existing cost base in AGL shares will be split between your AGL Infrastructure shares and AGL Energy shares. Details on how to do this should be available on the ATO website in time for completion of your 2006 income tax return

Demerger - Costs

- The total cost of the demerger is estimated at ~ $77m (before tax), including:
  - Demerger costs ~$52m
  - Write-off of IT systems ~$25m
- ~$34m of the demerger cash costs will be incurred by the time of the Scheme Meetings
- ~$18m of the demerger cash costs and the IT write-off will be incurred if the demerger proceeds
- All costs will be borne by AGL Infrastructure as part of the demerger

Demerger - Transitional Arrangements*

- AGL Energy will provide IT services to AGL Infrastructure with a target separation date of 30 June 2007
- A comprehensive Transitional Services Agreement (TSA) will be entered into for a period targeted to end with the separation of IT
- The TSA will ensure that provision of services is consistent with those currently provided by AGL
- AGL Infrastructure will progressively migrate away from the shared resources
  - TSA contains key milestone performance target dates and financial penalties for failure to meet targets
- Working party established to manage this process

* Provision of costs under the TSA have been included in dividend outlooks

AGL Energy – Wholesale Gas Portfolio

Supply Source	Counterparties	Volume remaining under contract (PJ)	Term remaining
Cooper Basin	South Australian and South West Queensland Cooper Basin Producers (including Santos and Origin Energy)	605	Various agreements terminating 2006, 2011 and 2016
Bowen/Surat Basin	Origin Energy	335	2020
Gippsland Basin	Gascor, Esso/BHPB	1,200	Two agreements, terminating 2009 and 2017
Sydney CSM	Sydney Gas/AGL	145	2015
PNG	PNG Gas Producers (including ExxonMobil,Oil Search and AGL)	1,500	2028
TOTAL		**3,785**	

AGL Energy - Key Market Statistics

	Natural Gas	Electricity *

Energy Sales by Customer

Natural Gas


23%
37%
40%

- Residential and small business
- Industrial and commercial
- Wholesale

Electricity *


44%
56%

Total AGL Energy Sales Allocated by Geography


13%
47%
5%
35%

172.9 PJ


3%
32%
22%
43%

22,279 GWh

* Excludes sales to ActewAGL

AGL Energy - Power Generation Portfolio

Existing Portfolio



NSW Hydro
52.5 MW
Hallett
180 MW
Victorian Hydro
592.7 MW
Loy Yang A
2,120 MW (32.5%)
Somerton
150 MW

Total 14 MW in Vic, NSW, Tas and WA

Total 9 MW in Vic and SA

Renewable Energy Portfolio

Key:

- Hydro
- Gas
- Brown coal
- Cogeneration
- Landfill and biogas
- * Under construction



Burrendong 19 MW
Copeton 22.5 MW
Pindari
5.7 MW
Glenbawn
5.5 MW
Flat Rock Rd 1.1 MW
Banimboola 12 MW
Dartmouth 180 MW
Yarrawonga 9.5 MW
Calm Curran 2 MW
Werribee 7.8 MW
Kiewa 241 MW
Eildon 135 MW
Rubicon 13 MW
Jackson Rd* 1.1 MW
McRobies Gully* 1.1 MW

Gosnells 1 MW, and Rockingham 2 MW in WA

AGL Energy - Existing Power Generation Portfolio

Plant	Capacity (MW)	Fuel	State
Somerton	150	Gas	Vic
Hallett	180	Gas	SA
Hydro	645	Hydro	Vic &NSW
Cogeneration	9	Gas	Vic & SA
Other	14	Landfill & biogas	Tas, WA, Vic & NSW
Loy Yang A (32.5%)	689	Brown coal	Vic
Total	**1,687**		

Fuel Mix


Cogeneration, biogas and landfill
1%
Hydro
38%
Brown Coal
41%

AGL Infrastructure – Key Network Statistics

NSW Gas Network

- 95.8PJ delivered
- Regulated by IPART
- Current regulatory period to June 2010

Revenue by Customer



15%
22%
63%

$326 million

Residential
Small business
Large business

Vic Electricity Network

- 4,174GWh delivered
- Regulated by ESC
- Current regulatory period to December 2010

Revenue by Customer



37%
38%
25%

$179 million

Investments

ActewAGL (50%)

- 3,841km gas mains
- 100,900 end users with consumption of 7.4PJ
- 4,676 km electricity network
- 144,598 end users with consumption of 2,757 GWh
- Regulated by ICRC
- Current regulatory period to June 2010 (Gas) and June 2009 (Electricity)

Australian Pipeline Trust (30%)

- More than 7,700km of gas transmission pipelines
- Across most of Australia
- Majority of pipelines operated by Agility
- Mondarra natural gas storage facility in WA
- CSM processing plant at Kogan (Brisbane) to be commissioned early 2006

Gas Valpo (100%)

- Largest regional gas distributor in Chile
- 497km gas mains
- 40,000 gas customers

AGL Infrastructure – Contracted Power Generation



Key:
Wind
Cogeneration
Wattle Point
91 MW existing
Hallett
95 MW proposed
Bluff
45 MW proposed
Macarthur
330 MW proposed
Dollar
79 MW proposed
Cawse Cogeneration Facility
16 MW (WA) existing

Wattle Point Wind Farm
- Acquired as part of Southern Hydro acquisition

Cawse Cogeneration Facility
- Supplies electricity, steam and desalinated water to Cawse nickel & cobalt mines
- 100% contracted to OMG Cawse Pty Ltd

Hallett Wind Farm
- AGL Infrastructure to own, whilst AGL Energy to enter into PPA

Wind farm developments
- Bluff, Macarthur and Dollar
- AGL Infrastructure first right of refusal to own and fund, whilst AGL Energy to construct and enter into PPA for capacity

ASX
AUSTRALIAN STOCK EXCHANGE

RECEIVED
2006 MAR 15 P 12:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/02/2006

TIME: 15:55:44

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL achieves financial close on PNG equity

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
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PLEASE NOTE:
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AGL

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

The Australian Gas Light Company
ABN 95 052 167 405

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

February 17, 2006

AGL achieves financial close on PNG equity

The Australian Gas Light Company (AGL) has achieved financial close on the agreement with Oil Search Limited to acquire a 10 per cent interest in the PNG Gas Project for an initial payment of $US395.6 million ($A528 million), including interests in gas and oil reserves, production and processing infrastructure.

The balance of the acquisition price (around $US427 million or $A580 million) is to be paid on PNG Gas Project sanction and financial close, which is scheduled for the second half of this calendar year.

AGL previously indicated[1] that it would hedge 100 per cent of its oil price exposure associated with its investment in the PNG Gas Project over the first four years. AGL completed its oil hedging program over the period 13 January to 3 February.

AGL's earlier guidance on earnings per share accretion from its investment is unchanged at two to three cents for the financial year ending 30 June 2006 and seven to eight cents for the financial year ending 30 June 2007. AGL's guidance on all other financial forecasts made at the time of its announcement on 16 January 2006, and included in the AGL demerger Scheme Booklet, also remains unchanged.

The PNG Gas Project and associated oil interests equity agreement is effective from 1 January 2006. The investment will be owned by the new AGL Energy business formed as part of the proposed demerger of AGL which, if approved by AGL Shareholders, is due to take effect in April 2006.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

[1] Please refer to the AGL ASX announcement entitled "AGL concludes $5 billion PNG Gas deals", 16 January 2006

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/02/2006

TIME: 10:07:04

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

ASX Statement

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

The Australian Gas Light Company
ABN 95 052 167 405

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

February 21, 2006

ASX Statement

It has been widely reported in the press today that Alinta Limited has acquired approximately 10 per cent of the issued ordinary share capital of The Australian Gas Light Company (AGL).

AGL is yet to receive any contact, formal documentation or correspondence from Alinta. If and when a proposal is received, it will be given due consideration by the AGL Board.

AGL is currently well advanced in putting a demerger proposal to Shareholders. The Scheme Booklet has been registered by the Australian Securities and Investment Commission (ASIC), lodged with the Australian Stock Exchange (ASX) and is currently being distributed to Shareholders who will vote on the demerger proposal at meetings in Sydney on 27 March 2006.

The Board has currently endorsed the demerger proposal as representing the best opportunity to deliver longer term Shareholder value.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Sue Cato
(0419) 282 319

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

GoldmanSachsJBWere
Contact: Keith Tuffley
Mobile: (0438) 006 006

Danny Bessell
(0411) 245 809

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/02/2006

TIME: 18:12:27

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Statement re: Alinta Ltd

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

The Australian Gas Light Company
ABN 95 052 167 405

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

February 21, 2006

ASX Statement

The Australian Gas Light Company (AGL) notes that Alinta Limited has released a statement to the Australian Stock Exchange (ASX) regarding a merger proposal.

The AGL Board has not yet received a formal proposal from Alinta for review. The Board will advise further once they have received and had the opportunity to consider Alinta's formal proposal.

AGL reiterates that it is well advanced in putting a demerger proposal to Shareholders. The Board has currently endorsed the demerger proposal as representing the best opportunity to deliver longer term Shareholder value.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Sue Cato
(0419) 282 319

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

GoldmanSachsJBWere
Contact: Keith Tuffley
Mobile: (0438) 006 006

Danny Bessell
(0411) 245 809